Confidential Treatment Requested by Vector Acquisition Corporation

Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially with the Securities and Exchange Commission on May 7, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vector Acquisition Corporation(1)

Rocket Lab USA, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands(1)	6770	98-1550340
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Delaware	4522	80-0947107
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Vector Acquisition Corporation One Market Street Steuart Tower, 23rd Floor San Francisco, CA 94105 (415) 293-5000	Rocket Lab USA, Inc. 3881 McGowen Street Long Beach, CA 90808 (714) 465-5737

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alex Slusky Vector Acquisition Corporation Chief Executive Officer and Chairman One Market Street Steuart Tower, 23rd Floor San Francisco, CA 94105 (415) 293-5000	Peter Beck Rocket Lab USA, Inc. President, Chief Executive Officer and Chairman 3881 McGowen Street Long Beach, CA 90808 (714) 465-5737

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Debbie P. Yee, P.C. Sean T. Wheeler, P.C. Cephas Sekhar Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Craig Schmitz Daniel Adams Jocelyn Arel Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. Vector Acquisition Corporation  ☐     Rocket Lab USA, Inc.  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Vector Acquisition Corporation  ☐    Rocket Lab USA, Inc.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Vector Acquisition Corporation  ☐    Rocket Lab USA, Inc.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Vector Acquisition Corporation:

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

Rocket Lab USA, Inc.:

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Vector Acquisition Corporation  ☐     Rocket Lab USA, Inc.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) Vector Acquisition Corporation  ☐    Rocket Lab USA, Inc.  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) Vector Acquisition Corporation  ☐    Rocket Lab USA, Inc.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(10)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(15)
Rocket Lab USA, Inc.:
Common Stock(2)	40,000,000	$ (11)	$	$
Common Stock(3)	16,266,666	$ 11.50(12)	$187,066,659	$20,409
Warrants to purchase Common Stock(4)	16,266,666	$ (13)	$	$
Vector Acquisition Corporation:
New Rocket Lab Common Stock(5)	432,000,000	$ (14)	$	$
New Rocket Lab Common Stock(6)	40,000,000	N/A	N/A	N/A
New Rocket Lab Common Stock(7)	16,266,666	N/A	N/A	N/A
New Rocket Lab Restricted Stock Units(8)	1,461,793	N/A	N/A	N/A
Warrants to purchase New Rocket Lab Common Stock(9)	16,266,666	N/A	N/A	N/A
Total			$	$

(1)

Immediately prior to the consummation of the Business Combination (as defined in the proxy statement/prospectus forming part of this registration statement (the “proxy statement/prospectus”)), Vector Acquisition Corporation, a Cayman Islands exempted company (“Vector”), intends to effect a deregistration by way of continuation under the Cayman Islands Companies Act (2021 Revision) and a domestication under Part XVII of the Delaware General Corporation Law, pursuant to which Vector’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). The continuing entity following the Domestication is referred to as “Vector Delaware” and “New Rocket Lab” refers to Vector Delaware after giving effect to the Business Combination, which will be the surviving entity and will be renamed “Rocket Lab USA, Inc.” following the Second Effective Time (as defined in the proxy statement/prospectus).

(2)

Represents shares of common stock of Rocket Lab USA, Inc. (“Rocket Lab” and such shares, the “Rocket Lab Common Stock”) issuable in the First Merger (as defined in the proxy statement/prospectus) to Vector Delaware stockholders, in exchange for the following shares of Vector Delaware common stock (as defined in the proxy statement/prospectus): (i) 32,000,000 shares into which the Class A ordinary shares underlying units issued in the initial public offering of Vector are converted in the Domestication and (ii) 8,000,000 shares into which the Class B ordinary shares held by Vector’s initial shareholders are converted in the Domestication. All securities of Rocket Lab Common Stock issuable in the First Merger will be converted into securities of New Rocket Lab in the Second Merger (as defined in the proxy statement/prospectus).

(3)	Represents shares of Rocket Lab Common Stock to be issued upon the exercise of the Vector Delaware warrants (see footnote 4).
(4)

Represents warrants to acquire shares of Rocket Lab issuable to Vector Delaware warrant holders in the First Merger, in exchange for the following Vector Delaware warrants: (i) 10,666,666 warrants into which Vector warrants to purchase Class A ordinary shares that were underlying units issued in Vector’s initial public offering (the “public warrants”) are converted in the Domestication and (ii) 5,600,000 warrants into which Vector warrants to purchase Class A ordinary shares that were issued in a private placement simultaneously with the closing of Vector’s initial public offering (the “private placement warrants” and, together with the public warrants, the “Vector Delaware warrants”) are converted in the Domestication.

(5)

Represents up to 432,000,000 shares of common stock of New Rocket Lab (“New Rocket Lab Common Stock”) issuable in the Second Merger to the Rocket Lab Holders (as defined in the accompanying proxy statement/prospectus), including any earn-out shares and shares issuable upon exercise of outstanding options, warrants and restricted stock units of Rocket Lab. The registration fee owed with respect to the restricted stock units of New Rocket Lab is included herein. Pursuant to Rule 457(i), no additional registration fee is owed with respect to the shares of New Rocket Lab Common Stock issuable pursuant to the conversion of such restricted stock units as no additional consideration is to be received in connection with such issuance. This registration statement also covers the resale of these shares of New Rocket Lab Common Stock. Pursuant to Rule 457(f)(5), no additional registration fee is required to be paid for the registration of the resale.

(6)

Represents shares of New Rocket Lab Common Stock issuable in the Second Merger upon conversion of the shares of Rocket Lab Common Stock issuable to Vector Delaware stockholders in the First Merger (see footnote 2). Pursuant to Rule 457(i), no additional registration fee is owed with respect to such securities as no additional consideration is to be received in connection with the conversion of the shares Rocket Lab Common Stock issuable in the First Merger that are registered hereunder. This registration statement also covers the resale of these shares of New Rocket Lab Common Stock. Pursuant to Rule 457(f)(5), no additional registration fee is required to be paid for the registration of the resale.

(7)

Represents shares of New Rocket Lab Common Stock to be issued upon the exercise of the warrants to acquire shares of New Rocket Lab Common Stock resulting from the conversion, in the Second Merger, of the Vector Delaware warrants (see footnote 9). The registration fee payable with respect to such shares is included in the registration fee payable with respect to the shares of Rocket Lab Common Stock issuable upon the exercise of the Vector Delaware warrants (see footnote 3).

(8)

Represents the restricted stock units of New Rocket Lab into which the restricted stock units of Rocket Lab are to be converted. The restricted stock units of New Rocket Lab are to be settled following vesting in shares of New Rocket Lab Common Stock. The registration fee payable with respect to such restricted stock units is included in the registration fee payable with respect to the shares of New Rocket Lab Common Stock issuable pursuant to such restricted stock units (see footnote 5).

(9)

Represents warrants to acquire shares of New Rocket Lab Common Stock resulting from the conversion, in the Second Merger, of the Vector Delaware warrants (see footnote 4). Pursuant to Rule 457(i), no additional registration fee is owed with respect to such warrants as no additional consideration is to be received in connection with the conversion of the Vector Delaware warrants.

(10)

Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(11)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of Vector on Nasdaq on May     , 2021 ($         per Class A ordinary share). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(12)	Represents the exercise price of the Vector Delaware warrants.
(13)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Vector public warrants on Nasdaq on May     , 2021 ($         per Vector public warrant). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(14)

Estimated solely for the purpose of calculating the registration fee, based on the book value of the shares of Rocket Lab Common Stock computed as of May     , 2021 ($         per share). This calculation is in accordance with Rule 457(f)(2) of the Securities Act.

(15)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

The registrants hereby amend this Registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE REGISTRANTS MAY NOT SELL THE SECURITIES DESCRIBED IN THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY — SUBJECT TO COMPLETION, DATED     , 2021

PROXY STATEMENT FOR

ANNUAL GENERAL MEETING OF VECTOR ACQUISITION CORPORATION

PROSPECTUS FOR

56,266,666 SHARES OF COMMON STOCK AND 16,266,666 WARRANTS

OF ROCKET LAB USA, INC.

AND

482,266,666 SHARES OF COMMON STOCK, 1,461,793 RESTRICTED STOCK UNITS

AND 16,266,666 WARRANTS OF

VECTOR ACQUISITION CORPORATION

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE AND THE FIRST MERGER DESCRIBED HEREIN)

The board of directors of Vector Acquisition Corporation, a Cayman Islands exempted company (“Vector”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated March 1, 2021, as amended by Amendment No. 1 thereto, dated May 7, 2021 (as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Vector, Rocket Lab USA, Inc., a Delaware corporation (“Rocket Lab”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Rocket Lab (“Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A, including (i) the deregistration by way of continuation of Vector under the Cayman Islands Companies Act (2021 Revision) and the domestication under Part XVII of the General Corporation Law of the State of Delaware, pursuant to which Vector’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”); (ii) the merger of Merger Sub with and into Vector, with Vector surviving the merger as a wholly owned subsidiary of Rocket Lab (the “First Merger”); and (iii) the merger of Rocket Lab with and into Vector, with Vector surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”). As described in this proxy statement/prospectus, among other items, Vector’s shareholders are being asked to consider and vote upon each of the Domestication and the Business Combination. As used in this proxy statement/prospectus, “Vector Delaware” refers to Vector after giving effect to the Domestication and “New Rocket Lab” refers to Vector after giving effect to the Domestication and the Mergers.

The Business Combination will be effected through the following transactions:

•

in connection with the Domestication, (i) Vector’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Class A common stock, par value $0.0001 per share, of Vector Delaware (the “Vector Delaware Class A common stock”), and Vector’s Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares”) issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Class B common stock, par value $0.0001 per share, of Vector Delaware (together with the Vector Delaware Class A common stock, the “Vector Delaware common stock”); (ii) Vector’s warrants to purchase Class A ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of warrants to purchase Vector Delaware Class A common stock (the “Vector Delaware warrants”) and (iii) Vector’s units that have not been separated into Class A ordinary shares and warrants issued and outstanding immediately prior to the Domestication will convert into an equal number of units of Vector Delaware (the “Vector Delaware units”);

•

concurrently with the Domestication, Rocket Lab will amend and restate its certificate of incorporation (the “Charter Amendment”), and in connection therewith, among other things, (i) each issued and outstanding share of preferred stock, par value $0.0001 per share, of Rocket Lab will convert into shares of common stock, par value $0.0001 per share, of Rocket Lab (the “Rocket Lab Common Stock”), in accordance with the terms thereof; (ii) each issued and outstanding share of Rocket Lab Common Stock (after giving effect to the conversion contemplated by clause (i)) will convert automatically into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio (as defined below) and (iii) each then issued and outstanding Rocket Lab warrant will convert into a new warrant of Rocket Lab (a “Rocket Lab New Warrant”) for a number of shares of Rocket Lab Common Stock and with the applicable exercise price per share determined in accordance with the Merger Agreement;

•

Rocket Lab will enter into redemption agreements with certain members of its management pursuant to which Rocket Lab will redeem from such individuals shares of Rocket Lab Common Stock (the “Management Redemption Shares”) for an aggregate purchase price not to exceed $40,000,000 (the aggregate purchase price for any redemptions, the “Management Redemption Amount”);

•

immediately following the Domestication, Merger Sub will merge with and into Vector Delaware, with Vector Delaware surviving the merger as a wholly owned subsidiary of Rocket Lab, and in connection therewith, (i) the shares of Vector Delaware common stock (other than any treasury shares, shares held by Vector Delaware or any dissenting shares) issued and outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) will convert into an equal number of shares of Rocket Lab Common Stock; (ii) the Vector Delaware warrants that are outstanding and unexercised immediately prior to the First Effective Time will convert into an equal number of warrants to purchase Rocket Lab Common Stock (the “Assumed Warrants”); and (iii) the Vector Delaware units that are outstanding immediately prior to the First Effective Time will convert into an equal number of Rocket Lab units (the “Assumed Units”); and

•

immediately following the First Effective Time, Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger, and in connection therewith, among other things, (i) the shares of Rocket Lab Common Stock (other than any treasury shares, shares held by Rocket Lab or dissenting shares) issued and outstanding immediately prior to the effective time of the Second Merger (the “Second Effective Time”) will convert into an equal number of shares of common stock, par value $0.0001 per share, of New Rocket Lab (the “New Rocket Lab Common Stock”); (ii) the Rocket Lab New Warrants and the Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time will convert into an equal number of warrants to purchase New Rocket Lab Common Stock; and (iii) each Assumed Unit that is outstanding immediately prior to the Second Effective Time will automatically be converted into a New Rocket Lab unit that, upon the closing of the Business Combination (the “Closing”), will be cancelled and will entitle the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common Stock.

In addition to the above consideration, if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, the Rocket Lab Holders (as defined in the accompanying proxy statement/prospectus) will be entitled to receive additional shares of New Rocket Lab Common Stock equal to 8% of the Aggregate Share Consideration (as defined below) (computed without the deduction for the Management Redemption Shares). For purposes of the Merger Agreement, (A) the “Exchange Ratio” equals the quotient obtained by dividing (i) the Aggregate Share Consideration by (ii) the aggregate number of shares of Rocket Lab Common Stock outstanding immediately prior to the Charter Amendment on a fully diluted basis (other than the Management Redemption Shares) calculated in the manner set forth in the Merger Agreement, and (B) the “Aggregate Share Consideration” means the quotient obtained by dividing (i) an amount equal to $4,000,000,000 minus the Management Redemption Amount by (ii) (x) an amount equal to $10.00 plus (y) an amount equal to (a) the interest earned on funds held in Vector’s trust account divided by (b) the number of Class A ordinary shares outstanding immediately prior to the Closing (the amount in this clause (ii), the “Implied Vector Share Price”).

It is anticipated that, upon completion of the Business Combination, on a fully diluted basis treating vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 as outstanding based on the treasury method, consistent with the calculation of the Exchange

Ratio, (i) the Rocket Lab Holders will own, collectively, approximately 82.0% of the outstanding New Rocket Lab Common Stock; (ii) Vector’s public shareholders (as defined in the accompanying proxy statement/prospectus) will own, collectively, approximately 6.6% of the outstanding New Rocket Lab Common Stock; (iii) the PIPE Investors (as defined in the accompanying proxy statement/prospectus) (including affiliates of Vector) will own, collectively, approximately 9.7% of the outstanding New Rocket Lab Common Stock and (iv) Vector’s Initial Shareholders (as defined in the accompanying proxy statement/prospectus) will own, collectively, approximately 1.7% of the outstanding New Rocket Lab Common Stock. These percentages assume an Implied Vector Share Price that is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020, and that (a) none of Vector’s outstanding public shares are redeemed in connection with the Business Combination; (b) the maximum number of Management Redemption Shares are redeemed by Rocket Lab at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price; (c) 395,994,003 shares of New Rocket Lab Common Stock are held by the Rocket Lab Holders on a fully diluted basis, including shares attributable to vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 determined based on the treasury method, consistent with the calculation of the Exchange Ratio; (d) 46,700,000 shares of New Rocket Lab Common Stock are issued in the PIPE Financing (as defined in the accompanying proxy statement/prospectus); (e) no Assumed Warrants that will be outstanding immediately following Closing have been exercised; and (f) the Earnout Shares are not earned. See “Unaudited Pro Forma Condensed Combined Financial Information” for more details. If the actual facts are different than these assumptions, the ownership percentages in New Rocket Lab will be different.

This prospectus covers (a) 56,266,666 shares of Rocket Lab Common Stock, which consists of (i) 32,000,000 shares issuable upon conversion of the Vector Delaware Class A common stock issued upon conversion of the same number of Class A ordinary shares underlying units issued in connection with Vector’s initial public offering, (ii) 8,000,000 shares issuable upon conversion of the Vector Delaware Class B common stock issued upon conversion of the same number of Class B ordinary shares held by Vector’s Initial Shareholders (7,950,000 of which are held by Vector Acquisition Partners, L.P.); and (iii) 16,266,666 shares issuable upon exercise of the Vector Delaware warrants, and (b) 16,266,666 warrants to purchase shares of Rocket Lab Common Stock, consisting of warrants issuable upon conversion of the same number of Vector Delaware warrants, in the case of (a) and (b), issuable in the First Merger and all of which securities will be converted into shares of New Rocket Lab Common Stock and warrants to purchase New Rocket Lab Common Stock, as applicable, in the Second Merger.

This prospectus also covers (a) 482,266,666 shares of New Rocket Lab Common Stock, which consists of (i) 40,000,000 shares issuable upon conversion of the Rocket Lab Common Stock issued upon conversion of Vector Delaware common stock as provided in the preceding paragraph, (ii) 16,266,666 shares issuable upon exercise of the warrants issued upon conversion of the Assumed Warrants as provided in the preceding paragraph and (iii) up to 432,000,000 shares of New Rocket Lab Common Stock issuable to the Rocket Lab Holders in the Second Merger, which includes (A) up to 400,000,000 shares to be issued in exchange for shares of Rocket Lab Common Stock (including shares of Rocket Lab Common Stock received upon the conversion of outstanding shares of preferred stock of Rocket Lab, exercise of outstanding warrants or options or settlement of outstanding restricted stock units or other rights) issued and outstanding immediately prior to the First Effective Time and (B) up to 8,000,000 shares that may be issued following the Closing in the event that the closing price of New Rocket Lab Common Stock exceeds certain price thresholds over a certain period following Closing (as described in this proxy statement/ prospectus), (b) 1,461,793 restricted stock units resulting from the conversion of restricted stock units of Rocket Lab and (c) 16,266,666 warrants to purchase shares of New Rocket Lab Common Stock, which consist of the Assumed Warrants converted as provided in the preceding paragraph.

This prospectus further relates to the resale of up to              shares of New Rocket Lab Common Stock that, after the Closing, may be offered for sale from time to time by the selling stockholders named in this prospectus. See “Selling Stockholders.” The selling stockholders may from time to time sell, transfer or otherwise dispose of any or all of these shares of New Rocket Lab Common Stock in a number of different ways and at varying prices. See “Plan of Distribution”. We will not receive any proceeds from the resales of any shares of New Rocket Lab Common Stock by the selling stockholders.

Vector’s units, public shares and public warrants are currently listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “VACQU,” “VACQ” and “VACQW,” respectively. Vector will apply for listing, to be effective at the time of the Business Combination, of New Rocket Lab Common Stock and warrants on Nasdaq under the proposed symbols “RKLB” and “RKLBW,” respectively. It is a condition of the consummation of the Business Combination that Vector receive confirmation from Nasdaq that the shares of New Rocket Lab Common Stock to be issued in connection with the Closing shall have been approved for listing on Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance. There can be no assurance such listing condition will be met or that Vector will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Merger Agreement is waived by the applicable parties.

The accompanying proxy statement/prospectus provides shareholders of Vector with detailed information about the Business Combination and other matters to be considered at the annual general meeting of Vector. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 28 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                 , 2021, and is first being mailed to Vector’s shareholders on or about                 , 2021.

Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

Dear Vector Acquisition Corporation Shareholders:

You are cordially invited to attend the annual general meeting (the “Annual General Meeting”) of Vector Acquisition Corporation, a Cayman Islands exempted company (“Vector”), at            a.m., Pacific time, on                     , 2021, at the offices of Kirkland & Ellis LLP located at 555 California Street, 27th Floor, San Francisco, California 94104, or at such other time, on such other date and at such other place to which the meeting may be adjourned. In the interest of public health, and due to the impact of the coronavirus (COVID-19), we are also planning for the meeting to be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association.

As further described in the accompanying proxy statement/prospectus, Vector has entered into that certain Agreement and Plan of Merger, dated March 1, 2021, as amended by Amendment No. 1 thereto, dated May 7, 2021 (as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement” and the transactions contemplated thereby, the “Business Combination”), by and among Vector, Rocket Lab USA, Inc., a Delaware corporation (“Rocket Lab”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Rocket Lab (“Merger Sub”), pursuant to which, among other things, (i) Vector will deregister by way of continuation under the Cayman Islands Companies Act (2021 Revision) and change its jurisdiction of incorporation to the State of Delaware (the “Domestication”), (ii) Merger Sub will merge with and into Vector, with Vector surviving the merger as a wholly-owned subsidiary of Rocket Lab (the “First Merger”), and (iii) Rocket Lab will merge with and into Vector, with Vector surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”). Following consummation of the Business Combination, Vector will change its name to “Rocket Lab USA, Inc.” As used in this proxy statement/prospectus, “Vector Delaware” refers to Vector after giving effect to the Domestication and “New Rocket Lab” refers to Vector after giving effect to the Domestication and the Mergers.

At the annual general meeting, Vector shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, including the transactions contemplated thereby, and to vote upon a proposal to approve the Domestication, which is referred to herein a the “Domestication Proposal.”

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Merger Agreement, the Business Combination will be effected through the following transactions:

•

in connection with the Domestication, (i) Vector’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Class A common stock, par value $0.0001 per share, of Vector Delaware (the “Vector Delaware Class A common stock”), and Vector’s Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Class B common stock, par value $0.0001 per share, of Vector Delaware (the “Vector Delaware Class B common stock” and, together with the Vector Delaware Class A common stock, the “Vector Delaware common stock”); (ii) Vector’s warrants to purchase Class A ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of warrants to purchase Vector Delaware Class A common stock (the “Vector Delaware warrants”); and (iii) Vector’s units that have not been separated into Class A ordinary shares and warrants issued and outstanding immediately prior to the Domestication will convert into an equal number of units of Vector Delaware (the “Vector Delaware units”);

•	concurrently with the Domestication, Rocket Lab will amend and restate its certificate of incorporation (the “Charter Amendment”), and in connection therewith, among other things, (i) each issued and outstanding share of preferred stock, par value $0.0001 per share, of Rocket Lab will convert into shares of common stock, par value $0.0001 per share, of Rocket Lab (the “Rocket Lab Common Stock”), in accordance with the terms thereof; (ii) each issued and outstanding share of Rocket Lab Common Stock (after giving effect to the conversion contemplated by clause (i)) will convert automatically into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio (as defined below); and (iii) each then issued and outstanding Rocket Lab warrant will convert into a new warrant of Rocket Lab (a “Rocket Lab New Warrant”) for a number of shares of Rocket Lab Common Stock and with the applicable exercise price per share determined in accordance with the Merger Agreement;

•

Rocket Lab will enter into redemption agreements with certain members of its management pursuant to which Rocket Lab will redeem from such individuals shares of Rocket Lab Common Stock (the “Management Redemption Shares”) for an aggregate purchase price not to exceed $40,000,000 (the aggregate purchase price for any redemptions, the “Management Redemption Amount”);

•

immediately following the Domestication, Merger Sub will merge with and into Vector Delaware, with Vector Delaware surviving the merger as a wholly owned subsidiary of Rocket Lab, and in connection therewith, (i) the shares of Vector Delaware common stock (other than any treasury shares, shares held by Vector Delaware or any dissenting shares) issued and outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) will convert into an equal number of shares of Rocket Lab Common Stock; (ii) the Vector Delaware warrants that are outstanding and unexercised immediately prior to the First Effective Time will convert into an equal number of warrants to purchase Rocket Lab Common Stock (the “Assumed Warrants”); and (iii) the Vector Delaware units that are outstanding immediately prior to the First Effective Time will convert into an equal number of Rocket Lab units (the “Assumed Units”); and

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immediately following the First Effective Time, Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger, and in connection therewith, among other things, (i) the shares of Rocket Lab Common Stock (other than any treasury shares, shares held by Rocket Lab or dissenting shares) issued and outstanding immediately prior to the effective time of the Second Merger (the “Second Effective Time”) will convert into an equal number of shares of common stock, par value $0.0001 per share, of New Rocket Lab (the “New Rocket Lab Common Stock”); (ii) the Rocket Lab New Warrants and the Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time will convert into an equal number of warrants to purchase New Rocket Lab Common Stock; and (iii) each Assumed Unit that is outstanding immediately prior to the Second Effective Time will automatically be converted into a New Rocket Lab unit that, upon the closing of the Business Combination (the “Closing”), will be cancelled and will entitle the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common Stock.

In addition to the above consideration, if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, the Rocket Lab Holders (as defined in the accompanying proxy statement/prospectus) will be entitled to receive additional shares of New Rocket Lab Common Stock equal to 8% of the Aggregate Share Consideration (as defined below) (computed without the deduction for the Management Redemption Shares). For purposes of the Merger Agreement, (A) the “Exchange Ratio” equals the quotient obtained by dividing (i) the Aggregate Share Consideration by (ii) the aggregate number of shares of Rocket Lab Common Stock outstanding immediately prior to the Charter Amendment on a fully diluted basis (other than the Management Redemption Shares) calculated in the manner set forth in the Merger Agreement, and (B) the “Aggregate Share Consideration” means the quotient obtained by dividing (i) an amount equal to $4,000,000,000 minus the Management Redemption Amount by (ii) (x) an amount equal to $10.00 plus (y) an amount equal to (a) the interest earned on funds held in Vector’s trust account divided by (b) the number of Class A ordinary shares outstanding immediately prior to the Closing.

In connection with the foregoing and concurrently with the execution of the Merger Agreement, Vector entered into Subscription Agreements (the “Subscription Agreements”) with certain investors, including certain affiliates of Vector (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Vector has agreed to issue and sell to the PIPE Investors, an aggregate of 46,700,000 shares of New Rocket Lab Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $467,000,000, on the terms and subject to the conditions set forth in the Subscription Agreements (the “PIPE Financing”). The shares of New Rocket Lab Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Vector has granted the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

In addition to the Business Combination Proposal and the Domestication Proposal, you will also be asked to consider and vote upon (a) three (3) separate proposals (collectively the “Governing Documents Proposals”) to approve material differences between Vector’s second amended and restated memorandum and articles of association (the “Existing Governing Documents”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and the proposed new certificate of incorporation of New Rocket Lab (the “Proposed Certificate of Incorporation”) and the proposed new bylaws of New Rocket Lab (the “Proposed Bylaws”) upon the Domestication and Business Combination, copies of which are attached to the accompanying proxy statement/prospectus as Annex C and Annex D, respectively, (b) a proposal to approve, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of shares of New Rocket Lab Common Stock in connection with the Business Combination and the PIPE Financing (the “Nasdaq Proposal”), (c) a proposal to approve and adopt the Rocket Lab USA, Inc. 2021 Stock Option and Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex H (the “Equity Incentive Plan Proposal”), (d) a proposal to approve and adopt the Rocket Lab USA, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex I (the “Employee Stock Purchase Plan Proposal”), (e) a proposal to elect David Kennedy as director, such director to serve until the 2024 annual general meeting and, in each case, until his successor is appointed and qualified (the “Director Proposal”) and (f) a proposal to adjourn the annual general meeting to a later date or dates (i) to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to Vector shareholders, or (ii) in order to solicit additional proxies from Vector shareholders in favor of one or more of the proposals at the annual general meeting (the “Adjournment Proposal”).

The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal (collectively, the “Vector Shareholder Matters”) are approved at the annual general meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal. The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the Subscription Agreements, the Sponsor Letter Agreement, the Rocket Lab Stockholder Support Agreements, the Management Redemption Agreements and the Second Amended and Restated Registration Rights Agreement (each as defined in the accompanying proxy statement/prospectus). See “Business Combination Proposal — Related Agreements” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Existing Governing Documents, a holder of Vector’s public shares (a “public shareholder”) may request that Vector redeem all or a portion of such public shares for cash if the Business Combination is consummated. In order to redeem public shares underlying units, holders of units must elect to separate their units into the underlying public shares and warrants prior to exercising redemption rights with respect to such public shares. Holders that hold their units in an account at a brokerage firm or bank must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (“Continental”), Vector’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Vector will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Vector’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, based on 28,700,000 shares subject to possible redemption as of December 31, 2020, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of Vector Delaware common stock that will be redeemed immediately after consummation of the Business Combination. See “Annual General Meeting of Vector — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement and the Insider Letter (each as defined in the accompanying proxy statement/prospectus), agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the annual general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will Vector redeem public shares in an amount that would cause New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

Vector is providing the accompanying proxy statement/prospectus and accompanying proxy card to Vector’s shareholders in connection with the solicitation of proxies to be voted at the annual general meeting and at any adjournments of the annual general meeting. Information about the annual general meeting, the Business Combination and other related business to be considered by Vector’s shareholders at the annual general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the annual general meeting, all of Vector’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 28 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of Vector has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Mergers, and “FOR” all other proposals presented to Vector’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Vector, you should keep in mind that Vector’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of the Domestication Proposal and the Governing Documents Proposals—Proposal C will each require a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. The approval of the other Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. The approval of the Director Proposal requires the affirmative vote in person or represented by proxy of the holders of a majority of the outstanding Class B ordinary shares entitled to vote and actually cast thereon at the annual general meeting. Vector Acquisition Partners, L.P., our sponsor and holder of approximately 99.4% of our outstanding Class B ordinary shares, has informed us that it intends to vote in favor of the Director Proposal.

We expect that the record date relating to the approval of the First Merger by Vector Delaware stockholders will be the date of the annual general meeting, following our shareholders’ approval of the Vector Shareholder Matters. Assuming our shareholders have approved the Domestication Proposal and the Governing Documents Proposals, then, pursuant to Vector Delaware’s certificate of incorporation to be effective upon the Domestication, each stockholder of record of Vector Delaware Class A common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, while each stockholder of record of Vector Delaware Class B common stock will be entitled to 10 votes per share. Under the DGCL, the First Merger will require the approval of holders of at least a majority of the voting power of the outstanding shares of Vector Delaware entitled to vote thereon. As a result of the voting power of the Vector Delaware Class B common stock, the approval of our Initial Shareholders, as the holders of such Vector Delaware Class B common stock, will be the only approval required to effect the First Merger. The purpose of utilizing this dual class structure is solely to reduce the administrative burden associated with effecting the First Merger. Following the consummation of the Business Combination, New Rocket Lab will have only one class of common stock, and all stockholders of New Rocket Lab will be entitled to the same number of votes per share on all matters to be considered by the New Rocket Lab stockholders.

Your vote is very important. Whether or not you plan to attend the annual general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the annual general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the annual general meeting. The Business Combination will be consummated only if the Vector Shareholder Matters are approved at the annual general meeting. Each of the Vector Shareholder Matters is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus. The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the annual general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the annual general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the annual general meeting. If you are a shareholder of record and you attend the annual general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO VECTOR’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE ANNUAL GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of Vector’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Alex Slusky
Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                 , 2021 and is first being mailed to shareholders on or about                 , 2021.

Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON                , 2021

TO THE SHAREHOLDERS OF VECTOR ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Annual General Meeting”) of Vector Acquisition Corporation, a Cayman Islands exempted company (“Vector”), will be held at                 a.m., Pacific time, on                 , 2021, at the offices of Kirkland & Ellis LLP located at 555 California Street, 27th Floor, San Francisco, California 94104. In the interest of public health, and due to the impact of the coronavirus (COVID-19), the annual general meeting may also be attended through a “virtual” or online method. You are cordially invited to attend the annual general meeting, which will be held for the following purposes:

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Proposal No. 1 — The Business Combination Proposal: To consider and vote on a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of March 1, 2021, as amended by Amendment No. 1 thereto, dated May 7, 2021 (as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Vector, Rocket Lab USA, Inc., a Delaware corporation (“Rocket Lab”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Rocket Lab (“Merger Sub”), a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, (a) Vector will deregister as an exempted company in the Cayman Islands and continue and domesticate as a corporation in the State of Delaware (the “Domestication” with Vector as of immediately following the Domestication, to be referred to as “Vector Delaware”), (b) Merger Sub will merge with and into Vector Delaware, with Vector Delaware surviving the merger as a wholly-owned subsidiary of Rocket Lab (the “First Merger”), and (c) Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”), and to approve the transactions contemplated thereby, including the Domestication, the Mergers and the PIPE Financing (such transactions collectively, the “Business Combination”).

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Proposal No. 2 — The Domestication Proposal: To consider and vote on a proposal to approve by special resolution Vector’s transfer by way of continuation to Delaware pursuant to Article 190 of Vector’s second amended and restated memorandum and articles of association (the “Existing Governing Documents”) and Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and, immediately upon being de-registered in the Cayman Islands, Vector’s continuation and domestication as a corporation under the laws of the State of Delaware.

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Proposal No. 3 — Governing Documents Proposals: To consider and vote on three (3) separate resolutions that the Existing Governing Documents be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation of Vector Delaware to be effective upon the Domestication and, following the Second Effective Time, the proposed certificate of New Rocket Lab (together, the “Proposed Certificate of Incorporation”), the Proposed Certificate of Incorporation (with differences between the proposed certificate of incorporation of Vector Delaware and the proposed certificate of incorporation of New Rocket Lab identified) is attached to the proxy statement/prospectus as Annex C, and the proposed new bylaws, a copy of which is attached to the proxy statement/prospectus as Annex D (the “Proposed Bylaws”) in each case in connection with the Domestication (such resolutions, collectively, the “Governing Documents Proposals”):

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Proposal No. 3 — Governing Documents Proposal A: To consider and vote on a proposal to approve by ordinary resolution the change in the authorized share capital of Vector from US$50,100 divided into (i) 450,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 2,500,000,000 shares of common stock, par value $0.0001 per share, of Vector Delaware and 100,000,000 shares of preferred stock, par value $0.0001 per share, of Vector Delaware.

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Proposal No. 3 — Governing Documents Proposal B: To consider and vote on a proposal to approve by ordinary resolution the removal of stockholders’ ability to take action by written consent in lieu of a meeting.

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Proposal No. 3 — Governing Documents Proposal C: To consider and vote on a proposal to approve by special resolution the amendment and restatement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to the proxy statement/prospectus as Annex C and Annex D, respectively), including (i) making New Rocket Lab’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended, (iii) providing that each share of Vector Delaware Class B common stock will be entitled to 10 votes per share prior to the effective time of the First Merger (which provision shall be removed and no longer be applicable upon consummation of the Business Combination) and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

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Proposal No. 4 — The Nasdaq Proposal: To consider and vote on a proposal to approve by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of shares of New Rocket Lab Common Stock in connection with the Business Combination and the PIPE Financing.

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Proposal No. 5 — The Equity Incentive Plan Proposal: To consider and vote on a proposal to approve by ordinary resolution the adoption of the Rocket Lab USA, Inc. 2021 Stock Option and Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex H.

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Proposal No. 6 — The Employee Stock Purchase Plan Proposal: To consider and vote on a proposal to approve by ordinary resolution the adoption of the Rocket Lab USA, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex I.

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Proposal No. 7 — The Director Proposal: For the holders of Class B ordinary shares to consider and vote on a proposal to approve by ordinary resolution the election of David Kennedy as a director, such director to serve until the 2024 annual general meeting and, in each case, until his successor is appointed and qualified.

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Proposal No. 8 — The Adjournment Proposal: To consider and vote on a proposal to approve by ordinary resolution the adjournment of the annual general meeting to a later date or dates (i) to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to Vector’s shareholders or (ii) in order to solicit additional proxies from Vector shareholders in favor of one or more of the proposals at the annual general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal is conditioned on the approval and adoption of each of the other Vector Shareholder Matters. The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting. The Adjournment Proposal is not conditioned on any other proposal.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on                 , 2021 are entitled to notice of and to vote and have their votes counted at the annual general meeting and any adjournment of the annual general meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to Vector’s shareholders in connection with the solicitation of proxies to be voted at the annual general meeting and at any adjournment of the annual general meeting. Whether or not you plan to attend the annual general meeting, all of Vector’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 28 of this proxy statement/prospectus.

After careful consideration, the board of directors of Vector has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Domestication and the Mergers, and unanimously recommends that shareholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Domestication and the Mergers, and “FOR” all other proposals presented to Vector’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Vector, you should keep in mind that Vector’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, a public shareholder may request that Vector redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Vector’s transfer agent, in which you (i) request that Vector redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, Vector’s transfer agent, physically or electronically through The Depository Trust Company.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                 , Pacific time, on                 , 2021 (two business days before the annual general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. Public holders that hold their units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Vector’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, New Rocket Lab will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Vector’s initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, this would have amounted to approximately $10.00 per issued and outstanding public share, based on 28,700,000 shares subject to possible redemption as of December 31, 2020. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption will take place following the Domestication and, accordingly, it is shares of Vector Delaware common stock that will be redeemed immediately after consummation of the Business Combination. See “Annual General Meeting of Vector — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Initial Shareholders have, pursuant to the Sponsor Letter Agreement and the Insider Letter (each as defined in the accompanying proxy statement/prospectus), agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the annual general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The Merger Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement. In addition, in no event will Vector redeem public shares in an amount that would cause New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

The approval of the Domestication Proposal and the Governing Documents Proposals—Proposal C will each require a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Governing Documents Proposals – Proposal A, the Governing Documents Proposals – Proposal B, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. The approval of the Director Proposal requires an ordinary resolution of the Class B ordinary shareholders under Cayman Islands law, being the affirmative vote in person or represented by proxy of the holders of a majority of the outstanding Class B ordinary shares entitled to vote and actually cast thereon at the annual general meeting. Vector Acquisition Partners, L.P., our sponsor and holder of approximately 99.4% of our outstanding Class B ordinary shares, has informed us that it intends to vote in favor of the Director Proposal.

We expect that the record date relating to the approval of the First Merger by Vector Delaware stockholders will be the date of the annual general meeting, following our shareholders’ approval of the Vector Shareholder Matters. Assuming our shareholders have approved the Domestication Proposal and the Governing Documents Proposals, then, pursuant to Vector Delaware’s certificate of incorporation to be effective upon the Domestication, each stockholder of record of Vector Delaware Class A common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, while each stockholder of record of Vector

Delaware Class B common stock will be entitled to 10 votes per share. Under the DGCL, the First Merger will require the approval of holders of at least a majority of the voting power of the outstanding shares of Vector Delaware entitled to vote thereon. As a result of the voting power of the Vector Delaware Class B common stock, the approval of our Initial Shareholders, as the holders of such Vector Delaware Class B common stock, will be the only approval required to effect the First Merger. The purpose of utilizing this dual class structure is solely to reduce the administrative burden associated with effecting the First Merger. Following the consummation of the Business Combination, New Rocket Lab will have only one class of common stock, and all stockholders of New Rocket Lab will be entitled to the same number of votes per share on all matters to be considered by the New Rocket Lab stockholders.

Your vote is very important. Whether or not you plan to attend the annual general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the annual general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the annual general meeting. The Business Combination will be consummated only if the Vector Shareholder Matters are approved at the annual general meeting. Each of the Vector Shareholder Matters is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the annual general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the annual general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the annual general meeting. If you are a shareholder of record and you attend the annual general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing VACQ.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Vector Acquisition Corporation,

Alex Slusky

Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO VECTOR’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE ANNUAL GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Page

ADDITIONAL INFORMATION	iii
TRADEMARKS	iii
SELECTED DEFINITIONS	iv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	ix
QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF VECTOR	xii
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	1
RISK FACTORS	28
ANNUAL GENERAL MEETING OF VECTOR	74
APPRAISAL RIGHTS	81
BUSINESS COMBINATION PROPOSAL
DOMESTICATION PROPOSAL	118
GOVERNING DOCUMENTS PROPOSALS	121
GOVERNING DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS	124
GOVERNING DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS	127
GOVERNING DOCUMENTS PROPOSAL C — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS	129
NASDAQ PROPOSAL	133
EQUITY INCENTIVE PLAN PROPOSAL	135
EMPLOYEE STOCK PURCHASE PLAN PROPOSAL	140
ADJOURNMENT PROPOSAL	144
U.S. FEDERAL INCOME TAX CONSIDERATIONS	147
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	162
INFORMATION ABOUT VECTOR	174
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VECTOR	188
INFORMATION ABOUT ROCKET LAB	192
ROCKET LAB’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	204
MANAGEMENT OF NEW ROCKET LAB FOLLOWING THE BUSINESS COMBINATION	219
BENEFICIAL OWNERSHIP OF SECURITIES	232
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	241
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	247
DESCRIPTION OF NEW ROCKET LAB SECURITIES	251
SECURITIES ACT RESTRICTIONS ON RESALE OF NEW ROCKET LAB COMMON STOCK	263
NEW ROCKET LAB STOCKHOLDER PROPOSALS AND NOMINATIONS	265
VECTOR SHAREHOLDER COMMUNICATIONS	266
LEGAL MATTERS	267
EXPERTS	267
DELIVERY OF DOCUMENTS TO SHAREHOLDERS	267
ENFORCEABILITY OF CIVIL LIABILITY	267
TRANSFER AGENT AND REGISTRAR	267
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE	268
INDEX TO FINANCIAL STATEMENTS	F-1

i

ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning Vector, without charge, by written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105, or by telephone request at (415) 293-5000; or Morrow Sodali, LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-96400, or by emailing VACQ.info@investor.morrowsodali.com or from the SEC through the SEC website at http://www.sec.gov.

In order for Vector’s shareholders to receive timely delivery of the documents in advance of the annual general meeting of Vector to be held on                 , 2021, you must request the information no later than five business days prior to the date of the annual general meeting, by                 , 2021.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, the following terms shall have the following meanings:

•

“Aggregate Share Consideration” means the quotient obtained by dividing (i) an amount equal to $4,000,000,000 minus the Management Redemption Amount by (ii) (x) an amount equal to $10.00 plus (y) an amount equal to (a) the interest earned on funds held in the trust account divided by (b) the number of Class A ordinary shares outstanding immediately prior to the Closing;

•

“annual general meeting” means the annual general meeting of Vector at                 a.m., Pacific time, on                 , 2021, at the offices of Kirkland & Ellis LLP located at 555 California Street, 27th Floor, San Francisco, California 94104, and via a virtual meeting, unless the annual general meeting is adjourned, or at such other time, on such other date and at such other place to which the meeting may be adjourned;

•

“Assumed Units” means units of New Rocket Lab, each unit consisting of one share of New Rocket Lab Common Stock and one-third of one warrant of Rocket Lab to purchase one share of Rocket Lab Common Stock, which will be issued to holders of Vector Units in connection with the First Merger;

•	“Assumed Warrants” means warrants of New Rocket Lab to purchase New Rocket Lab Common Stock, which will be issued to holders of Vector Delaware warrants in connection with the First Merger;

•	“Business Combination” means the transactions contemplated by the Merger Agreement, including the Domestication, the Mergers and the PIPE Financing;

•	“Cayman Islands Companies Act” means the Companies Act (2021 Revision) of the Cayman Islands as the same may be amended from time to time;

•	“Charter Amendment” means the amended and restated certificate of incorporation of Rocket Lab entered into concurrently with the Domestication;

•

“Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of Vector prior to the Domestication, which will automatically convert into an equal number of shares of Vector Delaware Class A common stock in connection with the Domestication;

•

“Class B ordinary shares” or “founder shares” means the 8,000,000 Class B ordinary shares, par value $0.0001 per share, of Vector outstanding as of the date of this proxy statement/prospectus that were initially issued to our Sponsor (a portion of which were subsequently transferred to the other Initial Shareholders) in a private placement prior to our initial public offering, and, in connection with the Domestication, will automatically convert into an equal number of shares of Vector Delaware Class B common stock;

•	“Closing” means the closing of the Business Combination;

•

“Closing Date” means the date that is no later than the third (3rd) business day after the satisfaction or waiver of the conditions described under the section entitled “Business Combination Proposal — The Merger Agreement — Conditions to Closing of the Business Combination” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or such other date as Vector and Rocket Lab may agree in writing;

•	“Continental” means Continental Stock Transfer & Trust Company;

•

“Domestication” means the transfer by way of continuation and deregistration of Vector from the Cayman Islands and the continuation and domestication of Vector as a corporation incorporated in the State of Delaware;

•	“Earnout Shares” means the shares of New Rocket Lab Common Stock issuable to the Rocket Lab Holders as earn-out consideration if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, which in the aggregate will equal the product obtained by multiplying (i) the Aggregate Share Consideration (computed without the deduction for the Management Redemption Shares) by (ii) 8%.

•

“Equity Incentive Plan” means the Rocket Lab USA, Inc. 2021 Stock Option and Incentive Plan to be considered for adoption and approval by the shareholders pursuant to the Equity Incentive Plan Proposal;

•	“ESPP” means the Rocket Lab USA, Inc. 2021 Employee Stock Purchase Plan to be considered for adoption and approval by the shareholders pursuant to the Employee Stock Purchase Plan Proposal;

•

“Exchange Ratio” means the quotient obtained by dividing (i) the Aggregate Share Consideration by (ii) the aggregate number of shares of Rocket Lab Common Stock outstanding immediately prior to the Charter Amendment on a fully diluted basis (other than the Management Redemption Shares) calculated in the manner set forth in the Merger Agreement. For purposes of this proxy statement/prospectus, including with respect to the ownership percentages in New Rocket Lab following the Business Combination and the pro forma financial information, we have assumed an estimated Exchange Ratio of 9.0928.

•	“Existing Governing Documents” means the second amended and restated memorandum and articles of association of Vector;

•	“First Effective Time” means the time at which the First Merger becomes effective;

•	“First Merger” means the merger of Merger Sub with and into Vector Delaware pursuant to the Merger Agreement, with Vector Delaware surviving the merger as a wholly-owned subsidiary of Rocket Lab;

•	“GAAP” means the United States generally accepted accounting principles, consistently applied;

•	“initial public offering” means Vector’s initial public offering that was consummated on September 29, 2020;

•	“Initial Shareholders” means the Sponsor and Vector’s two independent directors who hold Class B ordinary shares;

•	“Insider Letter” means that certain letter agreement, dated as of September 24, 2020, among the underwriters in Vector’s initial public offering, Vector and Vector’s officers and directors;

•	“Management Redemption Amount” means the aggregate purchase price for any redemptions of Management Redemption Shares, such amount not to exceed $40,000,000;

•	“Management Redemption Shares” means the shares of Rocket Lab Common Stock held by certain members of Rocket Lab’s management that will be redeemed by Rocket Lab prior to the Closing;

•

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of March 1, 2021, as amended by Amendment No. 1 thereto, dated May 7, 2021 (as may be further amended, supplemented or otherwise modified from time to time), by and among Vector, Rocket Lab and Merger Sub;

•	“Mergers” means the First Merger and the Second Merger;

•	“Merger Sub” refers to Prestige USA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Rocket Lab;

•

“Minimum Available Cash Condition” means the condition to Rocket Lab’s obligation to consummate the Business Combination that the amount of cash available in the trust account immediately prior to Closing, after deducting the amounts required to satisfy redemptions (but prior to payment of any transaction costs of Vector and Rocket Lab), plus the proceeds from the PIPE Financing actually received by Vector prior to or substantially concurrently with the Closing is equal to or greater than $500,000,000;

•	“Nasdaq” means The Nasdaq Stock Market LLC;

v

•	“New Rocket Lab” means Vector Acquisition Corporation, a Delaware corporation, immediately after giving effect to the Mergers and its name change to “Rocket Lab USA, Inc.”;

•	“New Rocket Lab Board” means the board of directors of New Rocket Lab;

•	“New Rocket Lab Common Stock” means the common stock, par value $0.0001 per share, of New Rocket Lab;

•

“New Rocket Lab unit” means units of New Rocket Lab, each unit consisting of one share of New Rocket Lab Common Stock and one-third of one warrant of New Rocket Lab to purchase one share of New Rocket Lab Common Stock, which will be issued to holders of Assumed Units in connection with the Second Merger;

•

“New Rocket Lab Warrants” means the warrants of New Rocket Lab to purchase New Rocket Lab Common Stock issuable to holders of Rocket Lab New Warrants and Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time;

•

“Order” means any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made or rendered by any governmental entity that possesses competent jurisdiction;

•	“ordinary shares” refer to Vector’s Class A ordinary shares and Class B ordinary shares;

•

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental entity;

•

“PIPE Financing” means the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for an aggregate of 46,700,000 shares of New Rocket Lab Common Stock for an aggregate purchase price of $467,000,000 to be consummated in connection with the Closing;

•	“PIPE Investors” means the investors who agreed to participate in the PIPE Financing and entered into the Subscription Agreements;

•	“private placement shares” means Vector’s Class A ordinary shares underlying the private placement warrants;

•

“private placement warrants” means the 5,600,000 private placement warrants outstanding as of the date of this proxy statement/ prospectus that were issued to our Sponsor as part of the initial public offering, which are substantially identical to the public warrants sold as part of the units in the initial public offering, subject to certain limited exceptions;

•	“pro forma” means giving pro forma effect to the Business Combination, including the Domestication, the Mergers and the PIPE Financing;

•

“Proposed Bylaws” means the proposed bylaws of Vector Delaware to be effective upon the Domestication, and which will become the bylaws of New Rocket Lab upon the consummation of the Second Merger, attached to this proxy statement/prospectus as Annex D;

•

“Proposed Certificate of Incorporation” means, prior to the First Effective Time, the proposed certificate of incorporation of Vector Delaware to be effective upon the Domestication and, following the Second Effective Time, the proposed certificate of incorporation of New Rocket Lab. The Proposed Certificate of Incorporation (with differences between the proposed certificate of incorporation of Vector Delaware and the proposed certificate of incorporation of New Rocket Lab identified) is attached to this proxy statement/prospectus as Annex C;

•	“Proposed Governing Documents” means the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“public shareholders” means holders of public shares, whether acquired in Vector’s initial public offering or acquired in the secondary market;

•	“public shares” means the currently outstanding 32,000,000 Class A ordinary shares of Vector, whether acquired in Vector’s initial public offering or acquired in the secondary market;

•	“public warrants” means the currently outstanding 10,666,666 redeemable warrants to purchase Class A ordinary shares of Vector that were issued by Vector in its initial public offering;

•	“redemption” means each redemption of public shares for cash pursuant to the Existing Governing Documents;

•	“Rocket Lab” means Rocket Lab USA, Inc., a Delaware corporation, prior to the consummation of the Business Combination;

•

“Rocket Lab Acquisition Transaction” means any transaction or series of related transactions (other than the Business Combination) involving, directly or indirectly, (a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Rocket Lab Group; (b) any transaction (i) in which any person or “group” (as defined in the Exchange Act and the rules thereunder) of persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Rocket Lab Group; or (ii) in which the Rocket Lab Group issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Rocket Lab Group (after giving effect to such transaction); (c) any sale, exchange, transfer, acquisition or disposition of 25% or more of the assets of the Rocket Lab Group or of any business or businesses that constitute or account for 25% or more of the revenues or income of the Rocket Lab Group; (d) any tender offer or exchange offer that if consummated would result in any person or “group” (as defined in the Exchange Act and the rules thereunder) of persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of the Rocket Lab Group; or (e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Rocket Lab Group or of the revenues, income or assets of the Rocket Lab Group involved is 25% or more.

•	“Rocket Lab Common Stock” means common stock of Rocket Lab, par value $0.0001 per share, after giving effect to the Charter Amendment;

•	“Rocket Lab Group” means Rocket Lab and each of its subsidiaries;

•

“Rocket Lab Holders” means the holders of Rocket Lab’s equity securities, including options, warrants, restricted stock units and other rights to acquire stock of Rocket Lab (other than pursuant to the Mergers), immediately following the Charter Amendment but prior to the First Effective Time;

•

“Rocket Lab New Warrant” means each new Rocket Lab Warrant to purchase a number of shares of Rocket Lab Common Stock, with the applicable exercise price per share determined in accordance with the Merger Agreement, that will be issued by Rocket Lab in connection with the Charter Amendment;

•	“SEC” means the Securities and Exchange Commission;

•	“Second Effective Time” means the time at which the Second Merger becomes effective;

•	“Second Merger” means the merger of Rocket Lab with and into Vector Delaware pursuant to the Merger Agreement, with Vector Delaware surviving the merger;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Sponsor” means Vector Acquisition Partners, L.P., a Cayman Islands exempted limited partnership;

•	“Subscription Agreements” means the subscription agreements, entered into by Vector and each of the PIPE Investors in connection with the PIPE Financing;

•	“transfer agent” means Continental, Vector’s transfer agent;

•

“trust account” means the trust account established at the consummation of Vector’s initial public offering that holds the proceeds of the initial public offering and is maintained by Continental, acting as trustee;

•

“units” means the units of Vector, each unit consisting of one Class A ordinary share and one-third of one warrant, with such whole warrant representing the right to acquire one Class A ordinary share, that were offered and sold by Vector in its initial public offering and in its concurrent private placement;

•

“Vector” and, except as otherwise specified in specific sections, “we,” “us” or “our” means Vector Acquisition Corporation, a Cayman Islands exempted company, prior to giving effect to the Domestication;

•	“Vector Board” means Vector’s board of directors;

•	“Vector Delaware” means Vector Acquisition Corporation, a Delaware corporation, immediately after giving effect to the Domestication;

•

“Vector Delaware Class A common stock” means Class A common stock of Vector Delaware, par value $0.0001 per share, which will be issued to holders of our Class A ordinary shares in connection with the Domestication;

•

“Vector Delaware Class B common stock” means Class B common stock of Vector Delaware, par value $0.0001 per share, which will be issued to holders of our Class B ordinary shares in connection with the Domestication;

•	“Vector Delaware common stock” means Vector Delaware Class A common stock and Vector Delaware Class B common stock;

•

“Vector Delaware units” means units of Vector Delaware, each unit consisting of one share of Vector Delaware Class A common stock and one-third of one Vector Delaware warrant, which will be issued to holders of units in connection with the Domestication;

•	“Vector Delaware warrants” means warrants of Vector Delaware to purchase Vector Delaware Class A common stock, which will be issued to holders of warrants in connection with the Domestication;

•

“Vector Shareholder Matters” means (1) the Business Combination Proposal, (2) the Domestication Proposal, (3) the Governing Documents Proposals, (4) the Nasdaq Proposal, (5) the Equity Incentive Plan Proposal and (5) the Employee Stock Purchase Plan Proposal, collectively;

•

“Vector warrant agreement” means the warrant agreement, dated September 29, 2020, between Vector and Continental, as warrant agent, which sets forth the expiration and exercise price of and procedure for exercising the warrants; and

•	“warrants” means the public warrants and the private placement warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Business Combination. The information included in this proxy statement/prospectus in relation to Rocket Lab has been provided by Rocket Lab and its management, and such forward-looking statements include statements relating to the expectations, hopes, beliefs, intentions or strategies regarding the future of Rocket Lab and its management team, including those relating to the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “could,” “expect,” “intends,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	our ability to complete the Business Combination with Rocket Lab or, if we do not consummate such Business Combination, any other initial business combination;

•

satisfaction or waiver of the conditions to the Business Combination including, among others: (i) the approval by our shareholders of the Vector Shareholder Matters being obtained; (ii) the applicable waiting period under the Hart-Scott-Rodino Act of 1976 (the “HSR Act”) relating to the Merger Agreement having expired or been terminated; (iii) the Minimum Available Cash Condition; and (iv) the shares of New Rocket Lab Common Stock having been approved for listing on the Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance;

•

the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Vector and Rocket Lab following the announcement of the Merger Agreement and the transactions contemplated therein, that could give rise to the termination of the Merger Agreement;

•	New Rocket Lab’s financial and business performance following the Business Combination, including financial projections and business metrics;

•	the ability to obtain and/or maintain the listing of the New Rocket Lab Common Stock and the New Rocket Lab Warrants on Nasdaq, and the potential liquidity and trading of such securities;

•	the amount of redemptions made by public shareholders;

•	the effect of the announcement or pendency of the proposed Business Combination on Rocket Lab’s business relationships, operating results and business generally;

•	the risk that the proposed Business Combination disrupts current plans and operations of Rocket Lab as a result of the announcement and consummation of the proposed Business Combination;

•	the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Vector’s securities;

•	the failure to satisfy the conditions to the consummation of the proposed Business Combination, including the adoption of the Merger Agreement by the shareholders of Vector;

•

the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of New Rocket Lab to grow and manage growth profitably and retain its key employees;

•

changes in the competitive and highly regulated industries in which Rocket Lab plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting Rocket Lab’s business and changes in the combined capital structure;

•	costs related to the proposed Business Combination;

•	changes in applicable laws or regulations;

•

our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination, and New Rocket Lab’s ability to attract and retain key personnel;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the Business Combination;

•	any inability of New Rocket Lab to operate its Electron Launch Vehicle (“Electron”) at its anticipated launch rate could adversely impact our business, financial condition and results of operations;

•	forecasts regarding long-term end-customer adoption rates and demand for New Rocket Lab’s products in markets that are new and rapidly evolving;

•	the ability to implement business plans, forecasts and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities;

•	the risk of downturns in the commercial launch services, satellite and spacecraft industry;

•	New Rocket Lab’s ability to anticipate changes in the markets for rocket launch services, mission services, spacecraft and spacecraft components;

•	macroeconomic conditions resulting from the global COVID-19 pandemic;

•	the anticipated growth rates and market opportunities of New Rocket Lab;

•	the period over which New Rocket Lab anticipates its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements;

•	the potential for New Rocket Lab’s business development efforts to maximize the potential value of its portfolio;

•	New Rocket Lab’s ability to attract and retain key personnel;

•	New Rocket Lab’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the inability to develop and maintain effective internal controls;

•	the diversion of management’s attention and consumption of resources as a result of potential acquisitions of other companies;

•	failure to maintain adequate operational and financial resources or raise additional capital or generate sufficient cash flows;

•	cyber-attacks and security vulnerabilities;

•	the effect of the COVID-19 pandemic on the foregoing, including our ability to consummate the Business Combination due to the uncertainty resulting from the recent COVID-19 pandemic; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us and/or Rocket Lab. There can be no assurance that future developments affecting us and/or Rocket Lab will be those that we and/or Rocket Lab have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Rocket Lab) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk

x

Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Neither we nor Rocket Lab undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the annual general meeting, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF VECTOR

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the annual general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to Vector’s shareholders. We urge shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the annual general meeting, which will be held at                 a.m., Pacific time, on                 , 2021, at the offices of Kirkland & Ellis LLP, located at 555 California Street, 27th Floor, San Francisco, California 94104, and via a virtual meeting, unless the annual general meeting is adjourned.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Vector shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Merger Agreement, among other things:

•

in connection with the Domestication, (i) Vector’s Class A ordinary shares and Class B ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware Class A common stock and Vector Delaware Class B common stock, respectively; (ii) Vector’s warrants to purchase Class A ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware warrants and (iii) Vector’s units that have not been separated into Class A ordinary shares and warrants issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware units;

•

concurrently with the Domestication, Rocket Lab will enter into the Charter Amendment, and in connection therewith, among other things, (i) each issued and outstanding share of Rocket Lab preferred stock will convert into shares of Rocket Lab Common Stock, in accordance with the terms thereof; (ii) each issued and outstanding share of Rocket Lab Common Stock (after giving effect to the conversion contemplated by clause (i)) will convert automatically into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio and (iii) each then issued and outstanding Rocket Lab Warrant will convert into a Rocket Lab New Warrant for a number of shares of Rocket Lab Common Stock and with the applicable exercise price per share determined in accordance with the Merger Agreement;

•

Rocket Lab will enter into redemption agreements with certain members of its management pursuant to which Rocket Lab will redeem the Management Redemption Shares for an aggregate purchase price not to exceed the Management Redemption Amount;

•

immediately following the Domestication, Merger Sub will merge with and into Vector Delaware, with Vector Delaware surviving the merger as a wholly owned subsidiary of Rocket Lab, and in connection therewith, (i) the shares of Vector Delaware common stock (other than any treasury shares, shares held by Vector Delaware or any dissenting shares) issued and outstanding immediately prior to the First Effective Time will convert into an equal number of shares of Rocket Lab Common Stock; (ii) the Vector Delaware warrants that are outstanding and unexercised immediately prior to the First Effective Time will convert into an equal number of Assumed Warrants and (iii) the Vector Delaware units that are outstanding immediately prior to the First Effective Time will convert into an equal number of Assumed Units; and

•

immediately following the First Effective Time, Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger, and in connection therewith, among other things, (i) the shares of Rocket Lab Common Stock (other than any treasury shares, shares held by Rocket Lab or dissenting shares) issued and outstanding immediately prior to the Second Effective Time will convert into an equal number of shares of New Rocket Lab Common Stock; (ii) the Rocket Lab New Warrants and the Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time will convert into an equal number of New Rocket Lab warrants; and (iii) each Assumed Unit that is outstanding immediately prior to the Second Effective Time will automatically be converted into a New Rocket Lab unit that, upon the Closing, will be cancelled and will entitle the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common Stock.

In addition to the above consideration, if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, the Rocket Lab Holders will be entitled to receive additional shares of New Rocket Lab Common Stock equal to 8% of the Aggregate Share Consideration (computed without the deduction for the Management Redemption Shares). For further details, see “Business Combination Proposal — Consideration to Rocket Lab Holders in the Business Combination” and “Domestication Proposal”.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read the Merger Agreement in its entirety.

The approval of the Domestication Proposal and the Governing Documents Proposals—Proposal C will each require a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Business Combination Proposal, the Governing Documents Proposals – Proposal A, the Governing Documents Proposals – Proposal B, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. The approval of the Director Proposal requires an ordinary resolution of the Class B ordinary shareholders under Cayman Islands law, being the affirmative vote in person or represented by proxy of the holders of a majority of the outstanding Class B ordinary shares entitled to vote and actually cast thereon at the annual general meeting.

The Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the Existing Governing Documents of Vector?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:	What proposals are shareholders of Vector being asked to vote upon?

A:	At the annual general meeting, Vector is asking holders of its ordinary shares to consider and vote upon the following proposals:

•

The Business Combination Proposal: To consider and vote on a proposal to approve by ordinary resolution and adopt the Merger Agreement and to approve the transactions contemplated thereby, including the Business Combination.

•	The Domestication Proposal: To consider and vote on a proposal to approve by special resolution the Domestication.

•	Governing Documents Proposals: To consider and vote on three (3) separate resolutions that the Existing Governing Documents be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws, in each case in connection with the Domestication:

•

Governing Documents Proposal A: To consider and vote on a proposal to approve by ordinary resolution the change in the authorized share capital of Vector from US$50,100 divided into (i) 450,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 2,500,000,000 shares of common stock, par value $0.0001 per share, of Vector Delaware and 100,000,000 shares of preferred stock, par value $0.0001 per share, of Vector Delaware.

•	Governing Documents Proposal B: To consider and vote on a proposal to approve by ordinary resolution the removal of stockholders’ ability to take action by written consent in lieu of a meeting.

•

Governing Documents Proposal C: To consider and vote on a proposal to approve by special resolution the amendment and restatement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication, including (i) making New Rocket Lab’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended, (iii) providing that each share of Vector Delaware Class B common stock will be entitled to 10 votes per share prior to the First Effective Time (which provision shall be removed and no longer be applicable upon consummation of the Business Combination) and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

•

The Nasdaq Proposal: To consider and vote on a proposal to approve by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of shares of New Rocket Lab Common Stock in connection with the Business Combination and the PIPE Financing.

•	The Equity Incentive Plan Proposal: To consider and vote on a proposal to approve by ordinary resolution the adoption of the Equity Incentive Plan.

•	The Employee Stock Purchase Plan Proposal: To consider and vote on a proposal to approve by ordinary resolution the adoption of the ESPP.

•

The Director Proposal: For the holders of Class B ordinary shares to consider and vote on a proposal to elect David Kennedy as director, such director to serve until the 2024 annual general meeting and, in each case, until his successor is appointed and qualified.

•

The Adjournment Proposal: To consider and vote on a proposal to approve by ordinary resolution the adjournment of the annual general meeting to a later date or dates (i) to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to Vector’s shareholders or (ii) in order to solicit additional proxies from Vector shareholders in favor of one or more of the proposals at the annual general meeting.

If our shareholders do not approve each of the Vector Shareholder Matters, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. For more information, please see “Business Combination Proposal,” “Domestication Proposal,” “Governing Documents Proposals,” “Nasdaq Proposal,” “Equity Incentive Plan Proposal,” “Employee Stock Purchase Plan Proposal,” “Director Proposal” and “Adjournment Proposal.”

Vector will hold the annual general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the annual general meeting. Shareholders of Vector should read it carefully.

After careful consideration, the Vector Board has determined that the Business Combination Proposal, the Domestication Proposal, each of the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Proposal and Adjournment Proposal are in the best interests of Vector and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Why is Vector proposing the Business Combination?

A:

Vector is a blank check company incorporated on July 28, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (our “initial business combination”). Based on Vector’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

Vector has identified several general criteria and guidelines to evaluate prospective acquisition opportunities. Vector has sought to acquire a business or company that: (i) operates in an attractive industry; (ii) has a defensible core business, sustainable revenues and established customer relationships; (iii) has strong product capabilities that offers an attractive value proposition to customers; (iv) has a capable, talented management team who are experts in its industry; (v) can benefit from Vector’s expertise and value creation initiatives; and (vi) has reached a point in its lifecycle where a change in the capital structure can facilitate additional constructive growth through investments or acquisitions.

Based on Vector’s due diligence investigations of Rocket Lab and the industry in which it operates, including the financial and other information provided by Rocket Lab in the course of negotiations, the Vector Board believes that Rocket Lab meets the general criteria and guidelines listed above. However, there is no assurance of this. See “Business Combination Proposal — The Vector Board’s Reasons for the Business Combination.”

Although the Vector Board believes that the Business Combination with Rocket Lab presents a unique business combination opportunity and is in the best interests of Vector and its shareholders, the Vector Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Business Combination Proposal — The Vector Board’s Reasons for the Business Combination” and “Risk Factors — Risks Related to the Business Following the Business Combination.”

Q:	Did the Vector Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The Vector Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, Vector’s management, the members of the Vector Board and other representatives of Vector have substantial experience in evaluating the operating and financial merits of companies engaged in the energy industry and reviewed certain financial information of Rocket Lab and compared it to certain publicly traded companies, selected based on the experience and the professional judgment of Vector’s management team, which enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of Vector’s management and the Vector Board in valuing Rocket Lab’s business and assuming the risk that Vector’s management and the Vector Board may not have properly valued such business.

Q:	What will Rocket Lab’s equityholders receive in return for the Business Combination with Vector?

A:

In accordance with the terms and subject to the conditions of the Merger Agreement, (A) immediately prior to the Business Combination, (i) each of the outstanding shares of common stock and preferred stock of Rocket Lab will be converted into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio, which is determined on the basis of an implied Rocket Lab fully diluted equity value of $4.0 billion and the Implied Vector Share Price, and (ii) corresponding adjustments will be made to all outstanding restricted stock units, warrants, options and other rights to acquire Rocket Lab stock to reflect such conversion, including adjustments to the number of shares and, if applicable, purchase price per share of the shares subject to such restricted stock units, warrants, options and other rights, and (B) at the Second Effective Time, (i) each outstanding share of Rocket Lab Common Stock will be converted into a right to receive, on a one-for-one basis, one share of New Rocket Lab Common Stock, (ii) each restricted stock unit (whether vested or unvested) relating to a share of Rocket Lab Common Stock will be converted, on a one-for-one basis, into a restricted stock unit relating to a share of New Rocket Lab Common Stock, (iii) each outstanding option (whether vested or unvested) and warrant to purchase Rocket Lab Common Stock will be converted, on a one-for-one basis, into an option or warrant, as applicable, to purchase a share of New Rocket Lab Common Stock at the same per share price and (iv) each other outstanding right to acquire a share of Rocket Lab Common Stock will be converted, on a one-for-one basis, into a right to acquire a share of New Rocket Lab Common Stock. As a result of the Domestication and Business Combination, each of the outstanding Class A ordinary shares, Class B ordinary shares and warrants of Vector will convert, on a one-for-one basis, into shares of New Rocket Lab Common Stock or warrants to purchase New Rocket Lab Common Stock. Accordingly, each share of New Rocket Lab Common Stock received by Rocket Lab’s equityholders in the Business Combination will be equivalent to the consideration received by Vector’s existing shareholders in the Business Combination for each outstanding Vector share.

In addition to the above consideration, if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, the Rocket Lab Holders will be entitled to receive additional shares of New Rocket Lab Common Stock equal to 8% of the Aggregate Share Consideration (computed without the deduction for the Management Redemption Shares).

For further details, see “Business Combination Proposal — Consideration to Rocket Lab Holders in the Business Combination.”

Q:	How will the combined company be managed following the business combination?

A:

Following the Closing, it is expected that the current management of Rocket Lab will become the management of New Rocket Lab, and the New Rocket Lab Board will consist of six directors and will be divided into three classes (Class I, II and III), with each class consisting of two directors. Pursuant to the Merger Agreement, the New Rocket Lab Board will consist of Peter Beck, Rocket Lab’s founder and President, Chief Executive Officer and Chairman, Alex Slusky, Vector’s CEO and founder of Vector Capital, Sven Strohband, David Cowan, Matt Ocko and Mike Griffin. Please see the section entitled “Management of New Rocket Lab Following the Business Combination” for further information.

Q:	What equity stake will current Vector shareholders and current equityholders of Rocket Lab hold in New Rocket Lab immediately after the consummation of the Business Combination?

A:

As of the date of this proxy statement/prospectus, there are 40,000,000 ordinary shares of Vector issued and outstanding, which includes an aggregate of 8,000,000 Class B ordinary shares held by the Initial

Shareholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 16,266,666 warrants to acquire ordinary shares, comprised of 5,600,000 private placement warrants held by the Sponsor and 10,666,666 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication and the Mergers, will entitle the holder thereof to purchase one share of New Rocket Lab Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Vector’s outstanding public shares are redeemed in connection with the Business Combination), Vector’s fully diluted share capital, giving effect to the exercise of all of the private placement warrants and public warrants, would be 56,266,666 Class A ordinary shares.

The following table illustrates varying ownership levels in New Rocket Lab Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price, (ii) 395,994,003 shares of New Rocket Lab Common Stock are held by the Rocket Lab Holders on a fully diluted basis, including shares attributable to vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 determined based on the treasury method, consistent with the calculation of the Exchange Ratio; (iii) 46,700,000 shares of New Rocket Lab Common Stock are issued in the PIPE Financing, (iv) no Assumed Warrants that will be outstanding immediately following Closing have been exercised, (v) the Earnout Shares are not earned and (vi) the Implied Vector Share Price is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020. See “Unaudited Pro Forma Condensed Combined Financial Information” for more details. If the actual facts differ from these assumptions, the ownership percentages in New Rocket Lab will be different and totals may not add up to 100% due to rounding.

	Share Ownership in New Rocket Lab (Percentage of Diluted Shares)
	No redemptions	Maximum redemptions(1)
Rocket Lab Holders(2)	82.0%	87.2%
PIPE Investors(3)	9.7%	10.3%
Vector public shareholders(4)	6.6%	0.7%
Initial Shareholders(5)	1.7%	1.8%

(1)

Maximum redemptions scenario assumes redemption of 28,700,000 shares, which represents the maximum number of Class A ordinary shares that can be redeemed while still satisfying the Minimum Available Cash Condition.

(2)

Assumes that (i) the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price and (ii) a number of shares of New Rocket Lab Common Stock subject to restricted stock units, warrants, options and other rights held by the Rocket Lab Holders at Closing, determined based on the treasury method consistent with the calculation of the Exchange Ratio, are outstanding, which results in an aggregate of 395,994,003 outstanding shares of New Rocket Lab Common Stock held by the Rocket Lab Holders.

(3)	Consists of 46,700,000 shares of New Rocket Lab Common Stock to be acquired in connection with the PIPE Financing.
(4)

In the no redemptions scenario, includes (i) 30,000,000 issued in connection with Vector’s initial public offering and (ii) an additional 2,000,000 shares issued pursuant to the partial exercise by the underwriters of their over-allotment option in connection with Vector’s initial public offering. In the maximum redemptions scenario, includes 3,300,000 shares.

(5)	Includes 8,000,000 shares of New Rocket Lab Common Stock.

For further details, see “Business Combination Proposal — Consideration to Rocket Lab Holders in the Business Combination.”

Q:	Why is Vector proposing the Domestication?

A:

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the General Corporation Law of the State of Delaware (the “DGCL”) provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The board of directors believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of Vector and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal — Reasons for the Domestication.”

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the Domestication Proposal.

Q:	What is involved with the Domestication?

A:

The Domestication will require Vector to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be on the Closing Date, Vector will cease to be a company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, Vector will continue as a Delaware corporation. The Existing Governing Documents will be replaced by the Proposed Certificate of Incorporation and Proposed Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q:	What amendments will be made to the Existing Governing Documents of Vector?

A:

The consummation of the Business Combination is conditional, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Vector’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace Vector’s Existing Governing Documents, in each case, under Cayman Islands law with the Proposed Governing Documents, in each case, under the DGCL, which differ from the Existing Governing Documents in the following material respects:

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Governing Documents Proposal A)	The share capital under the Existing Governing Documents is US$50,100 divided into 450,000,000 Class A ordinary shares of par value US$0.0001 per share, 50,000,000 Class B ordinary shares of par value US$0.0001 per share and 1,000,000 preference shares of par value US$0.0001 per share.

Until the consummation of the Business Combination, the Proposed Governing Documents authorize 501,000,000 shares of capital stock, divided into 450,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock. Upon the consummation of the Business Combination, the

	Existing Governing Documents	Proposed Governing Documents
Proposed Governing Documents authorize 2,600,000,000 shares of capital stock, divided into 2,500,000,000 shares of common stock and 100,000,000 shares of preferred stock.

	See paragraph 7 of the Memorandum of Association.	See Article IV of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Governing Documents Proposal C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting or by unanimous written resolution.	The Proposed Governing Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but, following the Second Merger, will prohibit the ability of stockholders to act by written consent in lieu of a meeting.

	See Articles 83 and 92 of the Articles of Association.	See Article V subsection 1 of the Proposed Certificate of Incorporation.

Corporate Name (Governing Documents Proposal C)	The Existing Governing Documents provide the name of the company is “Vector Acquisition Corporation”	The Proposed Governing Documents will provide that the name of the corporation will be “Vector Acquisition Corporation”; provided that the name of the corporation will be changed to “Rocket Lab USA, Inc.” in connection with the Second Merger.

	See Paragraph 1 of the Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Governing Documents Proposal C)	The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by September 29, 2022 (twenty-four months after the closing of Vector’s initial public offering), Vector will cease all operations except for the purposes of winding up and will redeem the shares issued in Vector’s initial public offering and liquidate its trust account.	The Proposed Governing Documents do not include any provisions relating to Vector Delaware’s ongoing existence; the default under the DGCL will make Vector Delaware’s existence perpetual.

	Existing Governing Documents	Proposed Governing Documents

	See Article 170 of the Articles of Association.	This is the default rule under the DGCL.

Exclusive Forum (Governing Documents Proposal C)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the federal courts of the United States as the exclusive forum for litigation arising out of the Securities Act.
See Article X of the Proposed Certificate of Incorporation.

Provisions Related to Dual Class Structure (Governing Documents Proposal C)	Each Class A ordinary share and each Class B ordinary share shall have one vote per share.	Each Vector Delaware Class A common stock shall be entitled to one vote per share and each Vector Delaware Class B common stock shall be entitled to 10 votes per share. This provision will not be included in the Proposed Certificate of Incorporation to be effective upon the Business Combination.

	See Article 83 of the Articles of Association.	See Article IV.A of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Governing Documents Proposal C)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Articles 162—177 of the Articles of Association.

Q:	How will the Domestication and the Mergers affect my ordinary shares, warrants and units?

A:

In connection with the Domestication, (i) Vector’s Class A ordinary shares and Class B ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Vector Delaware Class A common stock and Vector Delaware Class B common stock, respectively; (ii) Vector’s warrants to purchase Class A ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware warrants to purchase Vector Delaware Class A common stock, at an exercise price of $11.50 (subject to adjustment) and (iii) Vector’s units that have not been separated into Class A ordinary shares and warrants issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware units. Immediately following the Domestication, and in connection with the First Merger, at the First Effective Time, the shares of Vector Delaware common stock, the Vector Delaware warrants and the Vector Delaware units will be converted into an equal number of shares of Rocket Lab Common Stock, Assumed Warrants and Assumed Units,

respectively. Further, in connection with the Second Merger, at the Second Effective Time, the shares of Rocket Lab Common Stock, Assumed Warrants and Assumed Units will be converted into an equal number of shares of New Rocket Lab Common Stock, warrants to purchase shares of New Rocket Lab Common Stock and units of New Rocket Lab. Upon the Closing, the units of New Rocket Lab will be cancelled and will entitle the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common, at an exercise price of $11.50 (subject to adjustment). See “Business Combination Proposal—Effect of the Domestication on Existing Vector Equity in the Business Combination” and “Domestication Proposal.”

Q:	What are the U.S. federal income tax consequences of the Domestication and the Mergers?

A:

As discussed more fully under “U.S. Federal Income Tax Considerations,” (i) the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the Mergers, taken together, should be non-taxable transactions for U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — U.S. Holders” below) of public shares and public warrants. However, due to the absence of direct guidance, these results are not entirely clear. In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders will be subject to Section 367(b) of the Code and, as a result of the Domestication:

•

a U.S. Holder that holds public shares that have a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss and will not be required to include any part of Vector’s earnings in income;

•

a U.S. Holder that holds public shares that have a fair market value of $50,000 or more and that, on the date of the Domestication, owns (actually and constructively) less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% of the total value of all classes of our stock generally will recognize gain (but not loss) on the exchange of public shares for shares of Vector Delaware Class A common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the U.S. Department of Treasury regulations (the “Treasury Regulations”) under Section 367(b) of the Code) attributable to its public shares provided certain other requirements are satisfied; and

•

a U.S. Holder that holds public shares that have a fair market value of $50,000 or more and that, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock generally will be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to its public shares provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).

Vector does not expect to have significant cumulative earnings and profits through the date of the Domestication.

Vector believes that it is likely classified as a PFIC (defined below). If Vector is a PFIC, a U.S. Holder of public shares or public warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its public shares or public warrants for Vector Delaware Class A common stock or Vector Delaware warrants pursuant to the Domestication under the “passive foreign investment company” (“PFIC”) rules of the Code equal to the excess, if any, of the fair market value of the shares of Vector Delaware Class A common stock or Vector Delaware warrants received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding public shares or public warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”

Additionally, the Domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — Non-U.S. Holders”) to become subject to U.S. federal income withholding taxes on any dividends paid in respect of such non-U.S. Holder’s shares of New Rocket Lab Common Stock after the Domestication.

The New Rocket Lab Common Stock and New Rocket Lab Warrants received pursuant to the Mergers by a U.S. Holder of Vector Delaware Class A common stock and Vector Delaware warrants should be considered a continuation of such U.S. Holder’s Vector Delaware Class A common stock and Vector Delaware warrants and the exchanges by such U.S. Holder pursuant to the Mergers should be disregarded for federal income tax purposes. Consequently, a U.S. Holder should not recognize gain or loss on the exchanged public shares and public warrants. A U.S. Holder’s tax basis in a share of New Rocket Lab Common Stock or a New Rocket Lab Warrant received in the Mergers should be the same as its tax basis in the Vector Delaware Class A common stock or Vector Delaware warrant immediately before the Mergers, and the holding period for a share of New Rocket Lab Common Stock or a New Rocket Lab Warrant should include such U.S. Holder’s holding period for the Vector Delaware Class A common stock or Vector Delaware warrant immediately before the Mergers. Alternatively, U.S. Holders may be treated as exchanging Vector Delaware Class A common stock and Vector Delaware warrants for corresponding New Rocket Lab Common Stock and New Rocket Lab Warrants in an exchange that constitutes a tax-deferred recapitalization under Section 368(a)(1)(E) of the Code, and, in such case, the U.S. federal tax consequences of the exchanges would be the same for a U.S. Holder as discussed in the prior sentence.

The tax consequences of the Domestication and the Mergers are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor on the tax consequences to them of the Domestication and the Mergers, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication and the Mergers, see “U.S. Federal Income Tax Considerations.”

Q:	How will the First Merger be effected following the Domestication?

A:

We expect that the record date relating to the approval of the First Merger by Vector Delaware stockholders will be the date of the annual general meeting, following our shareholders’ approval of the Vector Shareholder Matters. Assuming our shareholders have approved the Domestication Proposal and the Governing Documents Proposals, then, pursuant to Vector Delaware’s certificate of incorporation to be effective upon the Domestication, each stockholder of record of Vector Delaware Class A common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, while each stockholder of record of Vector Delaware Class B common stock will be entitled to 20 votes per share. Under the DGCL, the First Merger will require the approval of holders of at least a majority of the voting power of the outstanding shares of Vector Delaware entitled to vote thereon. As a result of the voting power of the Vector Delaware Class B common stock, the approval of our Initial Shareholders, as the holders of such Vector Delaware Class B common stock, will be the only approval required to effect the First Merger. The purpose of utilizing this dual class structure is solely to reduce the administrative burden associated with effecting the First Merger. Following the consummation of the Business Combination, New Rocket Lab will have only one class of common stock, and all stockholders of New Rocket Lab will be entitled to the same number of votes per share on all matters to be considered by the New Rocket Lab stockholders.

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in

Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such shares would be converted into the merger consideration in connection with the Business Combination.

The Initial Shareholders have agreed to waive their redemption rights with respect to all of their ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	How do I exercise my redemption rights?

A:

In connection with the proposed Business Combination, pursuant to the Existing Governing Documents, Vector’s public shareholders may request that Vector redeem all or a portion of such public shares for cash if the Business Combination is consummated. If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)

(a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, Vector’s transfer agent, in which you (i) request that we redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, our transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                 , Pacific time, on                 , 2021 (two business days before the annual general meeting) in order for their shares to be redeemed.

The address of Continental, Vector’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Public holders that hold their units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, our transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, this would have amounted to approximately $10.00 per issued and outstanding public share, based on 28,700,000 shares subject to possible redemption as of December 31, 2020. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote or, if they do vote, irrespective of if they vote for or against the Business Combination Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the annual general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the annual general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the annual general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our transfer agent, at least two business days prior to the vote at the annual general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, we will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption takes place following the Domestication and, accordingly, it is shares of Vector Delaware Class A common stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, our transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. You are requested to cause your public shares to be separated and delivered to Continental, our transfer agent, by                , Pacific time, on                , 2021 (two business days before the annual general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

We expect that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations — U.S. Holders”) that exercises its redemption rights to receive cash from the trust account in exchange for its shares of Vector Delaware Class A common stock will generally be treated as selling such shares of Vector Delaware Class A common stock resulting in the recognition of capital gain or loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares of Vector Delaware Class A common stock that such U.S. Holder owns or is deemed to own (including through the ownership of warrants) prior to and following the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption by any public shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code and the tax rules relating to PFICs. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully below under “U.S. Federal Income Tax Considerations — U.S. Holders.” All holders of our public shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Following the closing of our initial public offering, an amount equal to $320,000,000 ($10.00 per unit) of the net proceeds from our initial public offering and the sale of the private placement warrants was placed in the trust account. As of December 31, 2020, funds in the trust account totaled approximately $320,004,846 in money market funds which were invested primarily in U.S. treasury securities. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of a business combination (including the closing of the Business Combination) or (ii) the redemption of all of the public shares if we are unable to complete a business combination by September 29, 2022 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

If our initial business combination is paid for using equity or debt securities or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions or purchases of the public shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of New Rocket Lab, to fund the purchase of other companies or for working capital. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

Our public shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders, subject to the satisfaction or waiver of the Minimum Available Cash Condition.

In no event will Vector redeem public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

Additionally, as a result of redemptions, the trading market for the New Rocket Lab Common Stock may be less liquid than the market for the public shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for Nasdaq or another national securities exchange.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by the Vector shareholders of the Vector Shareholder Matters being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination having expired or been terminated; (iii) the satisfaction of the Minimum Available Cash Condition; and (iv) the shares of New Rocket Lab Common Stock having been approved for listing on the Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated.

For more information about conditions to the consummation of the Business Combination, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently expected that the Business Combination will be consummated in the third quarter of 2021. This date depends, among other things, on the approval of the proposals to be put to Vector shareholders at the annual general meeting. However, such annual general meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the annual general meeting and we elect to adjourn the annual general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the annual general meeting to a later date or dates (i) to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to Vector shareholders, or (ii) in order to solicit additional proxies from Vector shareholders in favor of one or more of the proposals at the annual general meeting. For a description of the conditions for the completion of the Business Combination, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Q:	What happens if the Business Combination is not consummated?

A:

Vector will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If Vector is not able to consummate the Business Combination with Rocket Lab nor able to complete another business combination by September 29, 2022, in each case, as such date may be extended pursuant to our Existing Governing Documents, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q:	Do I have appraisal rights in connection with the proposed Domestication and the Mergers?

A:

Neither our shareholders nor our warrant holders have appraisal rights in connection with the Domestication under the Cayman Islands Companies Act or under the DGCL. Vector Delaware stockholders will have appraisal rights with respect to the First Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a stockholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such stockholder must not consent to the First Merger and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.

To the extent appraisal rights are available under Delaware law, a stockholder who properly seeks appraisal and strictly complies with the applicable requirements of the DGCL (a “Dissenting Holder”) will be entitled to receive a cash payment equal to the fair value of his, her or its Vector Delaware common stock in connection with the First Merger, in lieu of the applicable consideration in the First Merger. The “fair value” of Vector Delaware common stock as determined by the Delaware Court of Chancery (the “Court”) could be more or less than, or the same as, the value of the consideration that a Dissenting Holder would otherwise be entitled to receive under the terms of the Merger Agreement. To seek appraisal, a stockholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to Vector or Rocket Lab, as applicable, in a timely manner, not consenting to, the First Merger and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.

For a further description of the appraisal rights available to Vector Delaware stockholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Annex M to this proxy statement/prospectus. If a stockholder holds shares through a broker, bank or other nominee and the stockholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the annual general meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, stockholder who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.

Rocket Lab intends to mail the notice of appraisal rights with respect to the Second Merger promptly following stockholder adoption of the Merger Agreement. Vector and Rocket Lab currently anticipate that the 20-day period for Rocket Lab stockholders to demand appraisal will expire before the First Effective Time, and before holders of Vector Delaware common stock receive any stock of Rocket Lab. Accordingly, Vector and Rocket Lab currently anticipate that holders of Vector Delaware common stock will not be entitled to appraisal rights in connection with the Second Merger.

Q:	What do I need to do now?

A:

We urge you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder and/or warrant holder. Our shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, and were a holder of record of ordinary shares on                , 2021, the record date for the annual general meeting, you may vote with respect to the proposals in person or virtually at the annual general meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on any of the proposals to be considered at the meeting. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q:	When and where will the annual general meeting be held?

A:

The annual general meeting will be held at                a.m., Pacific time, on                , 2021, at the offices of Kirkland & Ellis LLP, located at 555 California Street, 27th Floor, San Francisco, California 94104, and via a virtual meeting, unless the annual general meeting is adjourned. As part of our precautions regarding COVID-19, we are also planning for the meeting to be held virtually over the Internet. We will post the details for such meeting on our website that will also be filed with the SEC as proxy material. Only shareholders who held ordinary shares of Vector at the close of business on the record date will be entitled to vote at the Shareholders Meeting. We plan to announce any such updates in a press release filed with the SEC and on our proxy website at                 , and we encourage you to check this website prior to the meeting if you plan to attend.

Q:	What impact will the COVID-19 pandemic have on the Business Combination?

A:

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 outbreak on the business of Vector and Rocket Lab, and there is no guarantee that efforts by Vector and Rocket Lab to address the adverse impacts of the COVID-19 will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 and actions taken to contain the COVID-19 or its impact, among others. If Vector or Rocket Lab is unable to recover from a business disruption on a timely basis, the Business Combination and New Rocket Lab’s business, financial condition and results of operations following the completion of the Business Combination would be adversely affected. The Business Combination may also be delayed and adversely affected by the COVID-19 outbreak and become more costly. Each of Vector and Rocket Lab may also incur additional costs to remedy damages caused by any such disruptions, which could adversely affect its financial condition and results of operations.

Q:	Who is entitled to vote at the annual general meeting?

A:

We have fixed                , 2021 as the record date for the annual general meeting. If you were a shareholder of Vector at the close of business on the record date, you are entitled to vote on matters that come before the annual general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the annual general meeting.

Q:	How many votes do I have?

A:

On a poll, Vector shareholders are entitled to one vote at the annual general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the annual general meeting, there were 40,000,000 ordinary shares of Vector issued and outstanding, of which 32,000,000 were issued and outstanding public shares.

Q:	What constitutes a quorum?

A:

A quorum of Vector shareholders is necessary to hold a valid meeting. A quorum will be present at the annual general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the annual general meeting are represented in person or by proxy at the annual general meeting. As of the record date for the annual general meeting, 20,000,001 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the annual general meeting?

A:	The following votes are required for each proposal at the annual general meeting:

•

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

•

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

•

Governing Documents Proposals: The separate approval of each of the Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter, other than Proposal C, which requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

•

Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

•

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

•

Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

•

Director Proposal: The appointment of each director nominee requires an ordinary resolution under Cayman Islands law, being the affirmative vote in person or represented by proxy of the holders of a majority of the outstanding Class B ordinary shares entitled to vote and actually cast thereon at the annual general meeting. Pursuant to our existing organizational documents, until the closing, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Proposal. Vector Acquisition Partners, L.P., our sponsor and holder of approximately 99.4% of our outstanding Class B ordinary shares, has informed us that it intends to vote in favor of the Director Proposal.

•

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

As of the record date, Vector had 40,000,000 ordinary shares issued and outstanding. Vector shareholders are entitled to one vote at the annual general meeting for each ordinary share held of record as of the record date. Of the outstanding ordinary shares, 8,000,000 ordinary shares are subject to the Sponsor Letter Agreement and Insider Letter, pursuant to which the Initial Shareholders have agreed to vote all of their shares in favor of the Business Combination. For additional information regarding the Sponsor Letter Agreement, see “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement.”

For the Business Combination Proposal, 20,000,001 ordinary shares, of which 12,000,001 ordinary shares are not subject to the Sponsor Letter Agreement and Insider Letter, will need to be voted in favor of the Business Combination Proposal in order to approve such proposal.

Assuming all holders that are entitled to vote on the proposals vote all of their ordinary shares in person or by proxy, 20,000,001 shares, of which 12,000,001 shares are not subject to the Sponsor Letter Agreement and Insider Letter, will need to be voted in favor of each of the Governing Documents Proposals (other than Proposal C), the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal in order to approve each such proposal.

Assuming all holders that are entitled to vote on such matter vote all of their ordinary shares in person or by proxy, 26,666,667 shares, of which 18,666,667 shares are not subject to the Sponsor Letter Agreement and Insider Letter, will need to be voted in favor of each of the Domestication Proposal and Proposal C of the Governing Documents Proposals in order to approve such proposals.

The approval of the Domestication Proposal and the Governing Documents Proposals — Proposal C will each require a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Governing Documents Proposals – Proposal A, the Governing Documents Proposals – Proposal B, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Only holders of Class B ordinary shares are entitled to vote on the Director Proposal. Pursuant to the Sponsor Letter Agreement, our Initial Shareholders have agreed to vote all their shares in favor of all the proposals being presented at the annual general meeting, including the Director Proposal.

Q:	What are the recommendations of the Vector Board?

A:

The Vector Board believes that the Business Combination Proposal and the other proposals to be presented at the annual general meeting are in the best interest of Vector and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Adjournment Proposal and “FOR” the Director Proposal, in each case, if presented to the annual general meeting.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How do Sponsor and the other Initial Shareholders intend to vote their shares?

A:

Unlike some other blank check companies in which the Initial Shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Initial Shareholders have agreed to vote all their shares in favor of all the proposals being presented at the annual general meeting. As of the date of this proxy statement/prospectus, our Initial Shareholders own 20.0% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Rocket Lab and/or their respective directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Vector Shareholder Matters, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Vector Shareholder Matters. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirements that each of the Vector Shareholder Matters be approved by the requisite vote, (ii) otherwise limit the number of public shares electing to redeem their public shares and (iii) increase the likelihood that New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) will be at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the annual general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the annual general meeting or the redemption threshold.

Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:	What happens if I sell my Vector ordinary shares before the annual general meeting?

A:

The record date for the annual general meeting is earlier than the date of the annual general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the record date, but before the annual general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to us at our address at One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105, Attention: Chief Financial Officer, so that it is received by us prior to the vote at the annual general meeting (which is scheduled to take place on                , 2021) or attend the annual general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to us at our address above, which must be received prior to the vote at the annual general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the annual general meeting?

A:

If you fail to vote with respect to the annual general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder and/or warrant holder of New Rocket Lab. If you fail to vote with respect to the annual general meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of Vector. However, if you fail to vote with respect to the annual general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the annual general meeting?

A:

Vector will pay the cost of soliciting proxies for the annual general meeting. Vector has engaged Morrow Sodali LLC, as proxy solicitor (“Morrow”) to assist in the solicitation of proxies for the annual general meeting. Vector has agreed to pay Morrow a fee of $            , plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Vector will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Class A ordinary shares and in obtaining voting instructions from those owners. Vector’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the annual general meeting?

A:

The preliminary voting results may be announced at the annual general meeting. Vector will publish final voting results of the annual general meeting in a Current Report on Form 8-K within four business days after the annual general meeting.

Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Morrow Sodali LLC

470 West Avenue

Stamford CT 06902

Individuals call toll-free: (800) 662-5200

Banks and brokers call: (203) 658-9400

Email: VACQ.info@investor.morrowsodali.com

You also may obtain additional information about Vector from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, Vector’s transfer agent, at the address below prior to the annual general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                 , Pacific time, on                 , 2021 (two business days before the annual general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the annual general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Business Combination Proposal — The Merger Agreement.”

Rocket Lab Business Summary

Unless otherwise indicated or the context otherwise requires, references in this “—Rocket Lab Business Summary” to “we,” “us,” “our” and other similar terms refer to Rocket Lab prior to the Business Combination and to New Rocket Lab and its consolidated subsidiaries after giving effect to the Business Combination.

Company Overview

Rocket Lab is an end-to-end space company with an established track record of mission success. We deliver reliable launch services, spacecraft components, satellites and other spacecraft, and on-orbit management solutions that make it faster, easier, and more affordable to access space. We believe that space has defined some of humanity’s greatest achievements and it continues to shape our future. We are motivated by the impact we can have on Earth by making it easier to get to space and to use it as a platform for innovation, exploration and infrastructure.

Summary of Risks Related to Rocket Lab’s Business

In evaluating the proposals to be presented at the Vector annual general meeting, a shareholder should carefully read the risks described below, this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We have a limited operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.

•	We have a history of losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.

•

Our future revenue and operating results are dependent on our ability to generate a sustainable order rate for our products and services and develop new technologies to meet the needs of our customers or potential new customers.

•

Our business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

•

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

•	We may not be successful in developing new technology, and the technology we are successful in developing may not meet the needs of our customers or potential new customers.

•	We operate in highly competitive industries and in various jurisdictions across the world which may cause us to have to reduce our prices.

•	Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

•

We often rely on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet our needs could have a material adverse effect on our business.

•	Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us.

•	The expansion of our operations subjects us to additional risks that can adversely affect our operating results.

•

Launch vehicles are subject to manufacturing delays, damage or destruction during pre-launch operations, and launch failures, the occurrence of which can materially and adversely affect our operations.

•	Any inability to operate Electron at our anticipated launch rate could adversely impact our business, financial condition and results of operations.

•	If our satellites fail to operate as intended, it could have a material adverse effect on our business, financial condition and results of operations.

•

Space is a harsh and unpredictable environment where our products and service offerings are exposed to a wide and unique range of environmental risks, including, among others, coronal mass ejections, solar flares and other extreme space weather events and potential collision with space debris or another spacecraft, which could adversely affect our launch vehicle and spacecraft performance.

•

Increased congestion from the proliferation of low Earth orbit constellations could materially increase the risks of potential collision with space debris or another spacecraft and limit or impair our launch flexibility and/or access to our own orbital slots.

•	Our revenue, results of operations and reputation may be negatively impacted if our products contain defects or fail to operate in the expected manner.

•

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, or theft or tampering of intellectual property, any of which could materially adversely impact our business.

•

We are unable to predict the extent to which epidemics, pandemics and similar outbreaks, including the global COVID-19 pandemic, may adversely impact our business operations, financial performance, results of operations and stock price.

•	If we cannot successfully protect our intellectual property, our business could suffer.

•	Our technology may violate the proprietary rights of third parties, which could have a negative impact on our operations.

•	We are highly dependent on the services of Peter Beck, our President, Chief Executive Officer and Chairman, and if we are unable to retain Mr. Beck, our ability to compete could be harmed.

•	Our inability to hire or retain key personnel could adversely affect our business, operating results and financial condition.

•	Labor-related matters, including labor disputes, may adversely affect our operations.

•	Acquisitions or divestitures could result in adverse impacts on our operations.

•	Fluctuations in foreign exchange rates could have a negative impact on our business.

•	We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

•

As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences.

•	Our management team has limited experience managing a public company.

•	The release, unplanned ignition, explosion, or improper handling of dangerous materials used in our business could disrupt our operations and adversely affect our financial results.

•

We are obligated to comply with financial and other covenants outlined in our debt indentures and agreements that could restrict our operating activities. A failure to comply could result in a default which would, if not waived by the lenders, likely come with substantial cost and accelerate the payment of our debt.

The Parties to the Business Combination

Vector

Vector is a blank check company incorporated on July 28, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Based on Vector’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On September 29, 2020, Vector completed its initial public offering of 30,000,000 units, plus an additional 2,000,000 units subsequently issued upon partial exercise of the underwriters’ over-allotment option, at a price of $10.00 per unit generating gross proceeds of $320,000,000 before underwriting discounts and expenses. Each unit consists of one Class A ordinary share and one-third of one public warrant. Each whole public warrant entitles the holder thereof to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to certain adjustments.

Following the closing of Vector’s initial public offering, an amount equal to $320,000,000 of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of December 31, 2020, funds in the trust account totaled $320,004,846 in money market funds which were invested primarily in U.S. treasury securities. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of Vector’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of our obligation to redeem 100%

of the public shares if Vector does not complete a business combination by September 29, 2022 or (iii) the redemption of all of the public shares if Vector is unable to complete a business combination by September 29, 2022 (unless such date is extended in accordance with the Existing Governing Documents), subject to applicable law.

Vector’s units, public shares and public warrants are currently listed on Nasdaq under the symbols “VACQU,” “VACQ” and “VACQW,” respectively.

Vector’s principal executive office is located at One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105, and its telephone number is (415) 293-5000.

Rocket Lab

Rocket Lab is an end-to-end space company with an established track record of mission success. Rocket Lab delivers reliable launch services, spacecraft components, satellites and other spacecraft, and on-orbit management solutions that make it faster, easier, and more affordable to access space.

Rocket Lab is a Delaware corporation incorporated on July 13, 2013. Rocket Lab’s principal executive office is located at 3881 McGowen Street, Long Beach, California 90808, and its telephone number is (714) 465-5737.

Merger Sub

Merger Sub is a Delaware corporation and wholly-owned subsidiary of Rocket Lab formed for the purpose of effecting the Business Combination. Merger Sub owns no material assets and does not operate any business.

Merger Sub’s principal executive office is located at 3881 McGowen Street, Long Beach, California 90808, and its telephone number is (714) 465-5737.

Vector Shareholder Proposals

The following is a summary of the proposals to be put to the annual general meeting of Vector and certain transactions contemplated by the Merger Agreement. The Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal is cross-conditioned on the approval of each other. The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Vector Shareholder Matters are approved at the annual general meeting.

Business Combination Proposal

As discussed in this proxy statement/prospectus, Vector is asking its shareholders to approve and adopt the Merger Agreement, pursuant to which, among other things, on the Closing Date, promptly following the consummation of the Domestication, Merger Sub will merge with and into Vector, with Vector continuing as the surviving company and a wholly-owned subsidiary of Rocket Lab and, after the First Effective Time, Rocket Lab will merge with and into Vector, with Vector continuing as the surviving company. For further details, see “Business Combination Proposal — Consideration to Rocket Lab Holders in the Business Combination.”

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal — The Vector Board’s Reasons for the Business Combination,” the Vector Board concluded that the

Business Combination met all of the requirements disclosed in the prospectus for Vector’s initial public offering, including that the businesses of Rocket Lab had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Merger Agreement. For more information about the transactions contemplated by the Merger Agreement, see “Business Combination Proposal.”

Domestication Proposal

As discussed in this proxy statement/prospectus, Vector will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the Vector Board has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of Vector’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Vector is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon Domestication, New Rocket Lab will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Existing Governing Documents and the Proposed Governing Documents. Accordingly, we encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” See also, “Domestication Proposal” and “Governing Documents Proposals.”

Governing Documents Proposals

Vector will ask its shareholders to approve by ordinary resolution (unless otherwise stated) three (3) separate Governing Documents Proposals in connection with the replacement of the Existing Governing Documents, under Cayman Islands law, with the Proposed Governing Documents, under the DGCL. The Vector Board has unanimously approved each of the Governing Documents Proposals and believes such proposals are necessary to adequately address the needs of New Rocket Lab after the Business Combination. Approval of each of the Governing Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Governing Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Governing Documents.

•

Governing Documents Proposal A — as an ordinary resolution under Cayman Islands law, to authorize the change in the authorized share capital of Vector from US$50,100 divided into (i) 450,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 2,500,000,000 shares of common stock, par value $0.0001 per share, of Vector Delaware and 100,000,000 shares of preferred stock, par value $0.0001 per share, of Vector Delaware.

•

Governing Documents Proposal B — as an ordinary resolution under Cayman Islands law, to authorize the removal of the ability of New Rocket Lab stockholders to take action by written consent in lieu of a meeting.

•

Governing Documents Proposal C — as a special resolution under Cayman Islands law, to amend and restate the Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) making New Rocket Lab’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, (iii) providing that each share of Vector Delaware Class B common stock will be entitled to 10 votes per share prior to the effective time of the First Merger (which provision shall be removed and no longer be applicable upon consummation of the Business Combination) and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Vector Board believes is necessary to adequately address the needs of New Rocket Lab after the Business Combination.

The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents, and we encourage shareholders to carefully consult the information set out in the section entitled “Governing Documents Proposals” and the full text of the Proposed Governing Documents of New Rocket Lab, attached hereto as Annex C and Annex D.

Nasdaq Proposal

Our shareholders are also being asked to consider and vote on a proposal to approve the Nasdaq Proposal. Our units, public shares and public warrants are listed on Nasdaq and, as such, we are seeking shareholder approval for issuance of shares of New Rocket Lab Common Stock in connection with the Business Combination and PIPE Financing pursuant to Nasdaq Listing Rule 5635. For additional information, see “Nasdaq Proposal.”

Equity Incentive Plan Proposal

Our shareholders are also being asked to consider and vote on a proposal to approve the Equity Incentive Plan Proposal by ordinary resolution. Pursuant to the Equity Incentive Plan 59,875,000 shares of New Rocket Lab Common Stock will be reserved for issuance under the Equity Incentive Plan. Based upon a price per share of $10.00, the maximum aggregate market value of the New Rocket Common Stock that could potentially be issued under the Equity Incentive Plan at Closing is $598,750,000. The Equity Incentive Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 5% of the outstanding number of shares of New Rocket Lab Common Stock on the immediately preceding December 31, or such lesser amount as determined by the plan administrator. For additional information, see “Equity Incentive Plan Proposal.” The full text of the Incentive Award Plan is attached hereto as Annex H.

Employee Stock Purchase Plan Proposal

Our shareholders are also being asked to consider and vote on a proposal to approve by ordinary resolution the adoption of the Employee Stock Purchase Plan Proposal. Pursuant to the Employee Stock Purchase Plan, 9,980,000 shares of New Rocket Lab Common Stock will be reserved for issuance under the ESPP. Based upon a price per share of $10.00, the maximum aggregate market value of the New Rocket Common Stock that could potentially be issued under the ESPP at Closing is $99,800,000. The ESPP provides that the number of shares reserved and available for issuance under the ESPP will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 9,980,000 shares of New Rocket Lab Common Stock, 1% of the outstanding number of shares of New Rocket Lab Common Stock on the immediately preceding December 31, or such lesser amount as determined by the plan administrator. For additional information, see “Employee Stock Purchase Plan Proposal.” The full text of the ESPP is attached hereto as Annex I.

Director Proposal

Only the holders of our Class B ordinary shares are also being asked to consider and vote on a proposal to approve by ordinary resolution the adoption of the Director Proposal. Pursuant to the Director Proposal, the holders of our Class B ordinary shares are being asked to re-appoint David Kennedy as Class 1 director to serve until the third annual general meeting following this annual general meeting and, in each case, until his successor is appointed and qualified.

Prior to the consummation of the Business Combination, only holders of our Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Proposal.

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the annual general meeting to authorize Vector to consummate the Business Combination, the Vector Board may submit a proposal to adjourn the annual general meeting to a later date or dates to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the annual general meeting to a later date or dates. For additional information, see “Adjournment Proposal.”

The Adjournment Proposal is not conditioned on any other proposal.

Approval of the First Merger

We expect that the record date relating to the approval of the First Merger by Vector Delaware stockholders will be the date of the annual general meeting, following our shareholders’ approval of the Vector Shareholder Matters. Assuming our shareholders have approved the Domestication Proposal and the Governing Documents Proposals, then, pursuant to Vector Delaware’s certificate of incorporation to be effective upon the Domestication, each stockholder of record of Vector Delaware Class A common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, while each stockholder of record of Vector Delaware Class B common stock will be entitled to 10 votes per share. Under the DGCL, the First Merger will require the approval of holders of at least a majority of the voting power of the outstanding shares of Vector Delaware entitled to vote thereon. As a result of the voting power of the Vector Delaware Class B common stock, the approval of our Initial Shareholders, as the holders of such Vector Delaware Class B common stock, will be the only approval required to effect the First Merger.The purpose of utilizing this dual class structure is solely to reduce the administrative burden associated with effecting the First Merger. Following the consummation of the Business Combination, New Rocket Lab will have only one class of common stock, and all stockholders of New Rocket Lab will be entitled to the same number of votes per share on all matters to be considered by the New Rocket Lab stockholders.

The Vector Board’s Reasons for the Business Combination

Vector was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Vector Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the Vector Board and management to identify, acquire and operate one or more businesses. The members of the Vector Board and management have extensive transactional experience, particularly in the technology sector.

As described under “Background to the Business Combination”, the Vector Board, in evaluating the Business Combination, consulted with Vector’s management and legal advisors. In reaching its unanimous decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Vector Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed combination, the Vector Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Vector Board contemplated its decision as in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Vector’s reasons for approving the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

In approving the combination, the Vector Board decided not to obtain a fairness opinion. The officers and directors of Vector have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Mergers.

The Vector Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following: Rocket Lab’s history of successful launches and deployment of satellites into orbit, the quality of its products, the experience of the management team, the successful history of 3D printing manufacturing, the prudent financial management of the business, and the proven ability to improve the economics of the business over time, and more generally the large market opportunity in the space technology and small satellite launch sectors (where Rocket Lab is already a proven leader working with a strong track record and customers). The Vector Board and management team alike were impressed with the Rocket Lab team during the diligence process and in their own investigation of the broader space technology and small satellite launch sectors. The Vector Board also took into consideration the factors set forth in “The Business Combination Proposal — The Vector Board’s Reasons for the Business Combination.”

The Vector Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Business Combination, including, but not limited to, the following: redemptions by Vector shareholders, complexities related to the shareholder vote, litigation and threats of litigation and broader macro risks, including the potential for downturns in the industries in which Rocket Lab operates, failure of launch attempts or delay or cancellation of launches. The Vector Board considered the other issues and risks set forth in “The Business Combination Proposal — The Vector Board’s Reasons for the Business Combination.”

In addition to considering the factors described above, the Vector Board also considered that some officers and directors of Vector might have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Vector’s shareholders. Vector’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Vector Board, the Merger Agreement and the transactions contemplated thereby, including the Domestication and the Mergers.

The Vector Board concluded that the potential benefits that it expected Vector and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Vector Board unanimously determined that the Merger Agreement, and the transactions contemplated thereby, including the Domestication and the Mergers, were in the best interests of, Vector and its shareholders.

For more information about the Vector Board’s decision-making process concerning the Business Combination, please see the section entitled “The Business Combination Proposal — The Vector Board’s Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into in connection with the Merger Agreement.

PIPE Financing

Vector entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Vector has agreed to issue and sell to the PIPE Investors, an aggregate of 46,700,000 shares of New Rocket Lab Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $467,000,000. The New Rocket Lab Common Stock to be

issued pursuant to the Subscription Agreements has not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Vector has granted the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Second Amended and Restated Registration Rights Agreement

At the Closing, Rocket Lab, the Sponsor and the certain other holders intend to enter into the Second Amended and Restated Registration Rights Agreement, which will supersede the registration and shareholder rights agreement between Vector and its initial shareholders, pursuant to which, among other things, the Sponsor and other holders party thereto will be granted certain registration rights, on the terms and subject to the conditions therein. For additional information, see “Business Combination Proposal — Related Agreements — Second Amended and Restated Registration Rights Agreement.”

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Letter Agreement with Vector, pursuant to which the Sponsor agreed, among other things, (i) to vote at any meeting of Vector’s shareholders, and in any action by written resolution of Vector’s shareholders, all of its Class B ordinary shares (or other equity securities of Vector) or Vector Delaware common stock, as applicable, in favor of the Vector Shareholder Matters to be voted upon at the Vector shareholder meeting; (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) waive the anti-dilution protection with respect to the Class B ordinary shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. Pursuant to the Sponsor Letter Agreement the Sponsor further agreed not to (i) enter into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Class B ordinary shares, other equity securities of Vector or shares of Vector Delaware common stock owned by Sponsor, (ii) grant any proxy, consent or power of attorney with respect to any Class B ordinary shares, other equity securities of Vector or shares of Vector Delaware common stock owned by Sponsor, (iii) enter into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to the Sponsor Letter Agreement or (iv) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of its Class B ordinary shares, other equity securities of Vector or shares of Vector Delaware common stock owned by Sponsor or otherwise agree to do any of the foregoing.

Rocket Lab Stockholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of Rocket Lab representing the requisite votes necessary to approve the Business Combination entered into support agreements with Vector and Rocket Lab, pursuant to which each such holder agreed to (i) vote at any meeting of Rocket Lab’s stockholders, and in any action by written consent of Rocket Lab’s stockholders, all of its Rocket Lab equity securities in favor of the adoption and approval of the Charter Amendment, the Merger Agreement and the transactions contemplated thereby, including the Mergers; (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Rocket Lab Stockholder Support Agreements.

Lock-up Agreement

In connection with the Closing, certain Rocket Lab stockholders who enter into a Rocket Lab Stockholder Support Agreement (as described above), will enter into a lockup agreement with New Rocket Lab pursuant to which they will agree not to transfer, sell or assign their shares of Vector common stock for six months following the Closing; provided that the lockup agreement will not apply to Rocket Lab stockholders who enter in the Second Amended and Restated Registration Rights Agreement and become subject to the lock-up provisions thereof. In addition, Sponsor has agreed not to transfer, sell or assign its shares of New Rocket Lab Common Stock received in connection with the Business Combination until the earliest of (a) one year after the Closing and (b) subsequent to Closing, (i) if the closing price of the New Rocket Lab Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Closing, or (y) the date on which New Rocket Lab completes a liquidation, merger, share exchange or other similar transaction that results in all of its public stockholders having the right to exchange their common stock for cash, securities or other property.

Management Redemption Agreement

Immediately prior to the Closing, Rocket Lab will enter into management redemption agreements with certain members of Rocket Lab management pursuant to which Rocket Lab will redeem from such individuals shares of Rocket Lab Common Stock (the “Management Redemption Shares”) held by such members of management for an aggregate purchase price not to exceed $40,000,000.

Ownership of New Rocket Lab

As of March 31, 2021, (A) the authorized capital stock of Rocket Lab consists of: (i) 46,000,000 shares of common stock, of which 8,715,084 shares are issued and outstanding; (ii) 6,898,281 shares of Series A Preferred Stock, of which 6,898,281 shares are issued and outstanding; (iii) 11,987,187 shares of Series B Preferred Stock, of which 11,953,413 shares are issued and outstanding; (iv) 4,900,204 shares of Series C Preferred Stock, of which 4,887,114 shares are issued and outstanding; (v) 2,650,450 shares of Series D Preferred Stock, of which 2,573,252 shares are issued and outstanding; (vi) 4,368,313 shares of Series E Preferred Stock, of which 4,368,313 shares are issued and outstanding; and (vii) 650,140 shares of Series E-1 Preferred Stock, of which 650,140 shares are issued and outstanding; (B) there are 1,682,892 vested and outstanding options to purchase shares of Rocket Lab Common Stock and 640,924 unvested and outstanding options to purchase shares of Rocket Lab Common Stock; (C) there are 1,461,793 outstanding restricted stock units for shares of Rocket Lab Common Stock; (D) there are 188,678 outstanding warrants to purchase shares of Rocket Lab Common Stock or preferred stock and (E) there was an outstanding earnout obligation pursuant to which Rocket Lab may be required to issue up to 211,416 shares of common stock.

Concurrently with the Domestication, Rocket Lab will enter into the Charter Amendment, and in connection therewith, among other things, (i) each issued and outstanding share of Rocket Lab preferred stock will convert into shares of Rocket Lab Common Stock, in accordance with the terms thereof; (ii) each issued and outstanding share of Rocket Lab Common Stock (after giving effect to the conversion contemplated by clause (i)) will convert automatically into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio and (iii) each then issued and outstanding Rocket Lab Warrant will convert into a Rocket Lab New Warrant for a number of shares of Rocket Lab Common Stock and with the applicable exercise price per share determined in accordance with the Merger Agreement.

The following table illustrates varying ownership levels in New Rocket Lab Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price, (ii) 395,994,003 shares of New Rocket Lab Common Stock are held by the Rocket Lab Holders on a fully diluted basis, including shares attributable to vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 determined based on the treasury method, consistent with the calculation of the Exchange Ratio, (iii) 46,700,000 shares of New Rocket Lab Common Stock are issued in the PIPE Financing, (iv) no Assumed Warrants that will be outstanding immediately following Closing have been exercised (v) the Earnout Shares are not earned and (vi) the Implied Vector Share Price is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020. See “Unaudited Pro Forma Condensed Combined Financial Information” for more details. If the actual facts differ from these assumptions, the ownership percentages in New Rocket Lab will be different and totals may not add up to 100% due to rounding New Rocket Lab Common Stock.

	Share Ownership in New Rocket Lab (Percentage of Diluted Shares)
	No redemptions	Maximum redemptions(1)
Rocket Lab Holders(2)	82.0%	87.2%
PIPE Investors(3)	9.7%	10.3%
Vector public shareholders(4)	6.6%	0.7%
Initial Shareholders(5)	1.7%	1.8%

(1)

Maximum redemptions scenario assumes redemption of 28,700,000 shares, which represents the maximum number of Class A ordinary shares that can be redeemed, while still satisfying the Minimum Available Cash Condition.

(2)

Assumes that (i) the maximum number of Management Redemption Shares are repurchased and (ii) a number of shares of New Rocket Lab Common Stock subject to restricted stock units, warrants, options and other rights held by the Rocket Lab Holders at Closing, determined based on the treasury method consistent with the calculation of the Exchange Ratio, are outstanding, which results in an aggregate of 395,994,003 outstanding shares of New Rocket Lab Common Stock held by the Rocket Lab Holders.

(3)	Consists of 46,700,000 shares to be acquired in connection with the PIPE Financing.
(4)

In the no redemptions scenario, include (i) 30,000,000 issued in connection with Vector’s initial public offering and (ii) an additional 2,000,000 shares issued pursuant to the partial exercise by the underwriters of their over-allotment option in connection with Vector’s initial public offering. In the maximum redemptions scenario, includes 3,300,000 shares.

(5)	Includes 8,000,000 shares of New Rocket Lab Common Stock.

For further details, see “Business Combination Proposal — Consideration to Rocket Lab Holders in the Business Combination.”

Date, Time and Place of Annual General Meeting of Vector’s Shareholders

The annual general meeting of Vector, will be held at                 , Pacific time, on                 , 2021, at the offices of Kirkland & Ellis LLP, located at 555 California Street, 27th Floor, San Francisco, California 94104, and via a virtual meeting, unless the annual general meeting is adjourned, to consider and vote upon the proposals to be put to the annual general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the annual general meeting, each of the Vector Shareholder Matters have not been approved.

Voting Power; Record Date

Vector shareholders will be entitled to vote or direct votes to be cast at the annual general meeting if they owned ordinary shares at the close of business on                 , 2021, which is the “record date” for the annual general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. As of the close of business on the record date, there were                  ordinary shares issued and outstanding, of which                 were issued and outstanding public shares.

Quorum and Vote of Vector Shareholders

A quorum of Vector shareholders is necessary to hold a valid meeting. A quorum will be present at the annual general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the annual general meeting are represented in person or by proxy at the annual general meeting. As of the record date for the annual general meeting, 20,000,001 ordinary shares would be required to achieve a quorum.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement and the Insider Letter, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the annual general meeting. As of the date of this proxy statement/prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

The proposals presented at the annual general meeting require the following votes:

(i)

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

(iii)

Governing Documents Proposals: The separate approval of each of the Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter, other than Proposal C which requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

(iv)

Nasdaq Proposal: The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

(v)

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

(vi)

Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

(vii)

Director Proposal: The appointment of each director nominee requires the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Class B ordinary shares entitled to vote and actually cast thereon at the annual general meeting. Pursuant to our existing organizational documents, until consummation of the Business Combination, only holders of Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Proposal. Our Sponsor has informed us that it intends to vote in favor of the Director Proposal.

(viii)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

Redemption Rights

Pursuant to the Existing Governing Documents, a public shareholder may request that Vector redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, Vector’s transfer agent, in which you (i) request that Vector redeem all or a portion of your public shares for cash, and (ii) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, Vector’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                 , Pacific time, on                 , 2021 (two business days before the annual general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Public holders that hold their units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Vector’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Vector’s transfer agent, New Rocket Lab will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, this would have amounted to approximately $10.00 per issued and outstanding public share, based on 28,700,000 shares subject to possible redemption as of December 31, 2020. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of Vector Delaware Class A common stock that will be redeemed immediately after consummation of the Business Combination. See “annual general meeting of Vector— Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement and the Insider Letter, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the annual general meeting and waive their anti-dilution rights with respect to their Class B ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither our shareholders nor our warrant holders have appraisal rights in connection with the Domestication under the Cayman Islands Companies Act or under the DGCL.

Vector Delaware stockholders will have appraisal rights with respect to the First Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a stockholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such stockholder must not vote in favor of, or consent to, the First Merger, and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.

To the extent appraisal rights are available under Delaware law, a stockholder who properly seeks appraisal and strictly complies with the applicable requirements of the DGCL (a “Dissenting Holder”) will be entitled to receive a cash payment equal to the fair value of his, her or its Vector Delaware common stock in connection with the First Merger, in lieu of the applicable consideration in the First Merger. The “fair value” of Vector Delaware common stock, as determined by the Delaware Court of Chancery (the “Court”) could be more or less than, or the same as, the value of the consideration that a Dissenting Holder would otherwise be entitled to receive under the terms of the Merger Agreement. To seek appraisal, a stockholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to Vector Delaware or Rocket Lab, as applicable, in a timely manner, not voting in favor of, or consenting to, the First Merger and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.

For a further description of the appraisal rights available to Vector Delaware stockholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Annex M to this proxy statement/prospectus. If a stockholder holds shares through a broker, bank or other nominee and the stockholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the annual general meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, stockholder who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.

Rocket Lab intends to mail the notice of appraisal rights with respect to the Second Merger promptly following stockholder adoption of the Merger Agreement. Vector and Rocket Lab currently anticipate that the 20- day period for Rocket stockholders to demand appraisal will expire before the First Effective Time, and before holders of Vector Delaware common stock receive any stock of Rocket Lab. Accordingly, Vector and Rocket Lab currently anticipate that holders of Vector Delaware common stock are entitled to appraisal rights only with respect to the First Merger, and will not be entitled to appraisal rights in connection with the Second Merger.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Vector has engaged Morrow to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the annual general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “annual general meeting of Vector — Revoking Your Proxy.”

Interests of Vector Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Vector Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholders, including Vector’s directors, have interests in such proposal that are different from, or in addition to, those of Vector shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	the fact that our Initial Shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for 8,625,000 Class B ordinary shares, 8,000,000 of which are currently owned by the Initial Shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $8,400,000 for its private placement warrants, and the private placement warrants would be worthless if a business combination is not consummated by September 29, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the affiliates of Vector have agreed to purchase 5,000,000 shares of New Rocket Lab Common Stock at $10.00 per share in the PIPE Financing on the same terms and conditions as the other PIPE Investors;

•

the fact that the Initial Shareholders and certain of Vector’s current officers have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Vector fails to complete an initial business combination by September 29, 2022;

•	the fact that the Second Amended and Restated Registration Rights Agreement will be entered into by the Sponsor and certain other affiliates of Vector;

•	the continued indemnification of Vector’s directors and officers and the continuation of Vector’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•	the fact that the Initial Shareholders will lose their entire investment in Vector if an initial business combination is not consummated by September 29, 2022;

•

the fact that if the trust account is liquidated, including in the event Vector is unable to complete an initial business combination by September 29, 2022, the Sponsor has agreed to indemnify Vector to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Vector has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Vector, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account; and

•	the fact that Vector may be entitled to distribute or pay over funds held by Vector outside the trust account to the Sponsor or any of its Affiliates prior to the Closing.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement and the Insider Letter, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the annual general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Vector Shareholder Matters, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Vector Shareholder Matters. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirements that each of the Vector Shareholder Matters be approved by the requisite vote, (ii) otherwise limit the number of public shares electing to redeem their public shares and (iii) increase the likelihood that New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the annual general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the annual general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Recommendation to Shareholders of Vector

The Vector Board believes that the Business Combination Proposal and the other proposals to be presented at the annual general meeting are in the best interest of Vector and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Director Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the annual general meeting.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination, assuming (i) none of Vector’s outstanding public shares are redeemed in connection with the Business Combination and (ii) 28,700,000 of Vector’s outstanding public shares are redeemed in connection with the Business Combination.

No Redemption

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in trust account(2)	$320,000	Transaction Fees and Expenses	$49,100
PIPE Financing	467,000	Management Redemption Amount(3)	40,000
		Remaining Cash on Balance Sheet	697,900

Total Sources	$787,000	Total Uses	$787,000

(1)	Totals might be affected by rounding.
(2)	As of December 31, 2020.
(3)	Assumes the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price.

Maximum Redemption

Source of Funds(1) (in thousands)		Uses(1) (in thousands)
Existing Cash held in trust account(2)	$320,000	Transaction Fees and Expenses	$49,100
		Vector public redemption(3)	287,000
		Management Redemption Amount(4)	40,000
PIPE Financing	467,000	Remaining Cash on Balance Sheet	410,900

Total Sources	$787,000	Total Uses	$787,000

(1)	Totals might be affected by rounding.
(2)	As of December 31, 2020.
(3)

Based on 28,700,000 shares subject to possible redemption, which assumes the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Minimum Available Cash Condition.

(4)	Assumes the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication, the Mergers, and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Vector as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Vector Delaware immediately following the Domestication will be the same as those of Vector immediately prior to the Domestication.

The Business Combination

The Business Combination is made up of the series of transactions within the Merger Agreement as defined elsewhere within this registration statement. For accounting purposes, this series of transactions will be accounted for as a reverse recapitalization in accordance with GAAP and Rocket Lab will be treated as the acquirer for accounting purposes, notwithstanding the legal form of the Business Combination. No step-up in basis of intangible assets or goodwill will be recorded in this transaction. The determination of Rocket Lab as the accounting acquirer considered various factors, including that Rocket Lab will comprise the ongoing operations of the post-combination company, Rocket Lab’s stockholders will hold the largest minority interest, the planned initial composition of the Board will include a majority of board members appointed by Rocket Lab, including the CEO of Rocket Lab, as well as other designees of the Rocket Lab stockholders. In addition, the ongoing senior management of the post-combination company will be substantially composed of Rocket Lab employees. Subsequent to the completion of these series of transactions, Rocket Lab will be the reporting entity with its historical and future financial information being the financial information of the public registrant.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Certain aspects of the Business Combination are subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. Vector and Rocket Lab have filed the required forms under the HSR Act with the Antitrust Division and the FTC and requesting early termination. The statutory HSR waiting period for the HSR Act expired on April 14, 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Rocket Lab’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Vector cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other governmental authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Vector cannot assure you as to its result.

None of Vector or Rocket Lab are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

Vector is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Vector has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Vector, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Vector’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of Vector’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

We will remain a smaller reporting company until the last day of the fiscal year in which either (i) the market value of our ordinary shares held by non-affiliates exceeds $700 million as of June 30 of that fiscal year or (ii) our revenues for the fiscal year exceed $100 million and the market value of our ordinary shares held by non-affiliates exceeds $250 million as of June 30 of that fiscal year.

Summary Historical Financial Information of Vector

Vector is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination. Vector’s statement of operations data and cash flow data for the period from July 28, 2020 (inception) through December 31, 2020 and balance sheet data as of December 31, 2020 are derived from Vector’s audited financial statements contained in its Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC and included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Vector’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vector” contained elsewhere in this proxy statement/prospectus. Vector’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

For the period from July 28, 2020 (inception) through December 31, 2020 (audited)
Statement of Operations Data:
Formation and operating costs	$357,463
Change in fair value of warrant liabilities	$11,989,334
Net loss	$(12,341,951)
Weighted average Class A and Class B ordinary shares outstanding, basic and diluted	39,285,675
Basic and diluted net income per Class A ordinary share	$(0.00)
Basic and diluted net loss per Class B ordinary share	$(1.60)
Condensed Balance Sheet Data (At Period End):
Total assets	$321,327,396
Total liabilities	$35,980,062
Class A ordinary shares; 28,025,733 shares subject to possible redemption at 10.00 per share	$280,257,330
Shareholder’s Equity
Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; 3,974,267 shares issued and outstanding (excluding 28,025,733 shares subject to possible redemption)	$397
Class B ordinary shares	$800
Total shareholders’ equity	$5,000,004
Cash Flow Data:
Net cash used in operating activities	$(506,715)
Net cash used in investing activities	$(320,000,000)
Net cash provided by financing activities	$321,372,618

Summary Historical Financial Information of Rocket Lab

Rocket Lab is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination. Rocket Lab’s statement of operations data and cash flow data for the years ended December 31, 2020 and 2019 and balance sheet data as of December 31, 2020 and 2019 are derived from Rocket Lab’s audited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Rocket Lab’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rocket Lab” contained elsewhere in this proxy statement/prospectus. Rocket Lab’s historical results are not necessarily indicative of future results.

	Year ended December 31,
	2020	2019
	(in thousands)
Statement of Operations Data:
Revenues	$35,160	$48,399
Cost of revenues	$46,977	$49,475
Gross profit	$(11,817)	$(1,076)
Total operating expenses	$43,135	$31,817
Operating loss	$(54,952)	$(32,893)
Total other income, net	$414	$2,887
Loss before income taxes	$(54,538)	$(30,006)
Provision for income taxes	$(467)	$(354)
Net loss	$(55,005)	$(30,360)
Weighted-average common shares outstanding, basic and diluted	8,324	8,017
Basic and diluted net loss per common share	$(6.61)	$(3.79)

	As of December 31,
	2020	2019
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$52,792	$95,878
Total assets	$187,869	$195,185
Total liabilities	$79,617	$59,254
Total shareholders’ deficit	$(166,708)	$(118,529)

	Year ended December 31,
	2020	2019
	(in thousands)
Cash Flow Data:
Net cash used in operating activities	$(32,761)	$(21,605)
Net cash used in investing activities	$(32,325)	$(24,316)
Net cash provided by (used in) financing activities	$21,478	$(83)

Summary Unaudited Pro Forma Condensed

Combined Financial Information

The Business Combination and Related Transactions

On March 1, 2021, Vector Acquisition Corporation, a Cayman Islands exempted company (“Vector”), entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 thereto dated May 7, 2021 (as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Vector, Rocket Lab USA, Inc., a Delaware corporation (“Rocket Lab”), and Prestige USA Merger Sub, a Delaware corporation and wholly-owned subsidiary of Rocket Lab (“Merger Sub”).

In accordance with the terms and subject to the conditions of the Merger Agreement, (A) immediately prior to the Business Combination (i) each of the outstanding shares of common stock and preferred stock of Rocket Lab will be converted into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio, which is determined on the basis of an implied Rocket Lab fully diluted equity value of $4.00 billion and the Implied Vector Share Price, and (ii) corresponding adjustments will be made to all outstanding restricted stock units, warrants, options and other rights to acquire Rocket Lab stock to reflect such conversion, including adjustments to the number of shares and, if applicable, purchase price per share of the shares subject to such restricted stock units, warrants, options and other rights, (B) Vector will change its jurisdiction of organization to Delaware, (C) following such domestication Merger Sub will merge with and into Vector Delaware and Vector Delaware will become a wholly owned subsidiary of Rocket Lab (the “First Merger”), and at the effective time of the First Merger, (i) each issued and outstanding share of Vector Delaware common stock will be converted into a right to receive, on a one-for-one basis, one share of Rocket Lab Common Stock; (ii) each issued and outstanding Vector Delaware warrant will be converted into a right to receive, on a one-for-one basis, one warrant to purchase one share of Rocket Lab Common Stock; and (iii) each then issued and outstanding Vector Delaware unit will be converted into a right to receive, on a one-for-one basis, one unit of Rocket Lab, and (D) Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger (the “Second Merger”), and at the effective time of the Second Merger, (i) each outstanding share of Rocket Lab Common Stock will be converted into a right to receive, on a one-for-one basis, one share of New Rocket Lab Common Stock, (ii) each restricted stock unit (whether vested or unvested) relating to a share of Rocket Lab Common Stock will be converted, on a one-for-one basis, into a restricted stock unit relating to a share of New Rocket Lab Common Stock, (iii) each outstanding option (whether vested or unvested) and warrant to purchase Rocket Lab Common Stock will be converted, on a one-for-one basis, into an option or warrant, as applicable, to purchase a share of New Rocket Lab Common Stock at the same per share price and (iv) each other outstanding right to acquire a share of Rocket Lab Common Stock will be converted, on a one-for-one basis, into a right to acquire a share of New Rocket Lab Common Stock (the “Business Combination”).

Concurrently with the execution of the Merger Agreement, Vector entered into the Subscription Agreements with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Vector agreed to issue and sell to such PIPE Investors, an aggregate of 46,700,000 shares of New Rocket Lab Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $467.0 million, on the terms and subject to the conditions set forth in the Subscription Agreements (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Vector will grant the investors in the PIPE Financing certain customary registration rights.

In addition, the obligation of Rocket Lab to consummate the Business Combination is subject to, among other conditions, the aggregate cash proceeds received from the trust account, together with the proceeds from the PIPE Financing, equaling no less than $500,000,000 (after deducting any amounts paid to Vector’s public shareholders that exercise their redemption rights in connection with the Business Combination) (the “Minimum Available Cash Condition”).

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Vector will acquire all of the outstanding equity interests of Rocket Lab in the Business Combination, Vector will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Rocket Lab issuing shares for the net assets of Vector, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Rocket Lab. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2020 gives effect to the Business Combination and related transactions as if they had occurred on December 31, 2020. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives effect to the Business Combination and related transactions as if they had occurred on January 1, 2020.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Vector and Rocket Lab for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what Vector’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of Vector following the reverse recapitalization.

The pro forma adjustments giving effect to the Business Combination and related transactions are summarized below, and are discussed in further detail in the notes to the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus:

•	the consummation of the Business Combination and reclassification of cash held in Vector’s trust account to cash and cash equivalents, net of redemptions (see below);

•	the consummation of the PIPE Financing;

•	additional compensation expense associated with the vesting of Rocket Lab’s restricted stock units in connection with the Business Combination as a result of the performance condition being satisfied;

•	the payment of deferred offering and transaction costs incurred by both Vector and Rocket Lab; and

•	the repurchase of $40 million of Rocket Lab Common Stock from certain members of Rocket Lab management in connection with the Business Combination.

The terms of the Business Combination also include an earnout provision pursuant to which certain additional contingent consideration in the form of shares of New Rocket Lab Common Stock would be payable to the Rocket Lab Holders if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing. In evaluating the accounting treatment for the earnout, we have concluded that the earnout is not a liability under ASC 480, Distinguishing Liabilities from Equity, is not subject to the accounting guidance under ASC 718, Compensation—Stock Compensation, and that the earnout is not subject to derivative accounting under ASC 815, Derivative and Hedging. As such, the Company will recognize the earnout in equity at fair value at the time of the closing of the Second Merger by crediting additional paid-in-capital for the fair value of the earnout and record a corresponding deemed dividend to additional paid-in-capital for a corresponding amount. Because the impact of the earnout has no net impact to equity, the unaudited pro forma condensed combined financial information does not reflect earnout consideration effects.

The Summary Pro Forma Information has been prepared using the assumptions below with respect to the potential redemption into cash of Vector Class A ordinary shares:

•

Assuming No Redemptions: This scenario assumes that no public shareholders of Vector exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•

Assuming Maximum Redemptions: This scenario assumes that 28,700,000 Vector Class A ordinary shares subject to redemption are redeemed for an aggregate payment of approximately $287.0 million (based on an estimated per share redemption price that is slightly higher than $10.00 representing the per share amount held in Vector’s trust account as of December 31, 2020. These shares represent the maximum number of Class A ordinary shares that can be redeemed while still satisfying the Minimum Available Cash Condition.

	Pro Forma Combined
Summary Unaudited Pro Forma Condensed Combined	(Assuming No Redemptions)	(Assuming Maximum Redemptions)
(in thousands, except share data)
Statement of Operations Data
Year Ended December 31, 2020
Net loss	$(85,118)	$(85,118)
Net loss per common share - basic and diluted	$(0.19)	(0.21)
Weighted-average common shares outstanding - basic and diluted	442,946,769	414,246,769
Balance Sheet Data as of December 31, 2020
Total assets	$887,006	$600,006
Total liabilities	$100,498	$100,498
Total stockholders’ equity	$786,508	$499,508

Comparative Per Share Data

The following tables present Vector’s and Rocket Lab’s historical and pro forma per share data as of and for the year ended December 31, 2020. The pro forma net loss per common share data for the year ended December 31, 2020 is presented as if the Business Combination had been completed on January 1, 2020. The information provided in the table below is unaudited.

The historical per share data of Vector was derived from the audited financial statements of Vector as of December 31, 2020 and for the period from July 28, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/prospectus. The historical financial information of Rocket Lab was derived from the audited consolidated financial statements of Rocket Lab as of and for the year ended December 31, 2020, included elsewhere in this proxy statement/prospectus. This information should be read together with Vector’s and Rocket Lab’s audited financial statements and related notes, the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and other financial information included elsewhere in this proxy statement/prospectus.

The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the results of operations or the financial condition that would have occurred if the Business Combination had been completed as of the dates described above.

	Historical		Pro Forma Combined		Equivalent Pro Forma Combined
As of and for period ended December 31, 2020	Rocket Lab (Historical)	Vector (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Basic and diluted net income per share, Class A common stock and common stock subject to possible redemption	N/A	$0.00	N/A	N/A	N/A	N/A
Basic and diluted weighted average shares outstanding, Class A common stock and common stock subject to possible redemption	N/A	31,553,191	N/A	N/A	N/A	N/A
Basic and diluted net loss per share, Class B common stock	N/A	$(1.60)	N/A	N/A	N/A	N/A
Basic and diluted weighted average shares outstanding, Class B common stock	N/A	7,732,484	N/A	N/A	N/A	N/A
Basic and diluted net loss per share, Rocket Lab common stock	$(6.61)	N/A	$(0.19)	$(0.21)	$(1.75)	$(1.87)
Basic and diluted weighted average shares outstanding, Rocket Lab common stock	8,324,252	N/A	442,946,769	414,246,769	442,946,769	414,246,769
Book value per share, basic and diluted (1), (2), (3)	$(19.26)	$0.13	$1.74	$1.18	$15.86	$10.75

(1)	Historical book value per share is equal to total stockholder’s equity divided by common stock shares outstanding.

(2)	Pro forma book value per share is equal to pro forma total stockholders’ equity divided by pro forma common stock shares outstanding.
(3)	Equivalent pro forma book value per share is equal to pro forma book value per share multiplied by the Exchange Ratio.

RISK FACTORS

Vector shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to Vector’s and Rocket Lab’s business, results of operations, financial condition and prospects. If any of the risks actually occur, Vector’s and Rocket Lab’s business, results of operations, financial condition and prospects could be harmed.

Risks Related to Rocket Lab’s Business

Unless the context requires otherwise, references to “Rocket Lab,” “we,” “us” or “our” in this section are to the business and operations of Rocket Lab prior to the Business Combination and to New Rocket Lab and its subsidiaries following the Business Combination.

Risks Relating to Our Business

We have experienced rapid growth in recent periods and those growth rates may not be indicative of our future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed.

We have experienced, and may continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, our organizational structure is becoming more complex as we scale our operational, financial and management controls, as well as our reporting systems and procedures. For example, our headcount has grown from approximately 526 employees as of December 2019 to approximately 594 as of December 2020, and we have expanded across all areas of our business.

To manage growth in our operations, we will need to continue to grow and improve our operational, financial and management controls and our reporting systems and procedures. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, sales and marketing, administrative, financial, research and development, and other resources. If we fail to manage our anticipated growth, such failure could negatively affect our reputation and harm our ability to attract new customers and to grow our business.

Our revenue was $48 million and $35 million for the years ended December 31, 2019 and 2020, respectively. In future periods, we may not be able to generate or sustain revenue growth. Our revenue growth has been and may continue to be affected by the COVID-19 pandemic. We believe our success and revenue growth depends on a number of factors, including, but not limited to, our ability to:

•	scale our revenue and achieve the operating efficiencies necessary to achieve and maintain profitability;

•	anticipate and respond to changing customer preferences;

•	anticipate and respond to macroeconomic changes generally, including changes in the markets for rocket launch services, mission services, satellites and satellite components;

•	improve and expand our operations and information systems;

•	successfully compete against established companies and new market entrants;

•	manage and improve our business processes in response to changing business needs;

•	effectively scale our operations while maintaining high customer satisfaction;

•	hire and retain talented employees at all levels of our business;

•	avoid or manage interruptions in our business from information technology downtime, cybersecurity breaches and other factors affecting our physical and digital infrastructure;

•	adapt to changing conditions in our industry and related to the COVID-19 pandemic and measures implemented to contain its spread; and

•	comply with regulations applicable to our business.

If we are unable to accomplish any of these tasks, our revenue growth will be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to achieve or maintain profitability.

We have a limited operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.

We have a limited operating history in a rapidly evolving industry that may not develop in a manner favorable to our business. While our business has grown rapidly, and much of that growth has occurred in recent periods, the markets for launch services, space systems, spacecraft components and space data applications may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result of our limited operating history and ongoing changes in our new and evolving industry, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer and our common stock price to decline.

We have a history of losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.

We experienced net losses of $30 million and $55 million in 2019 and 2020, respectively. We expect to continue to incur net losses for the next several years and we may not achieve or maintain profitability in the future. We believe there is a significant market opportunity for our business, and we intend to invest aggressively to capitalize on this opportunity. Because the markets for rocket launch services, mission services, satellites, and satellite components are evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to significantly increase as we make significant investments, expand our operations and infrastructure, develop and introduce new technologies, and hire additional personnel. These efforts may be more costly than we expect and may not result in revenue growth or increased efficiency. In addition, as we grow and become a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset these expected increases in our operating expenses, we will not be profitable in future periods. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition could be adversely affected. We cannot assure you that we will ever achieve or sustain profitability and may continue to incur significant losses going forward. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our common stock to decline.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

Due to our history of recurring losses from operations, negative cash flows from operations and a significant accumulated deficit, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2020 referencing our statement in the notes to the financial statements as to the substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 have been prepared in accordance with GAAP, which contemplates that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern.

Management’s plans to continue as a going concern include raising additional financing, specifically through the Business Combination, and generating revenues through agreements for our services and products. There can be no assurance that our plans will be successful and, as such, our management concluded that substantial doubt exists about our ability to continue as a going concern. Further, the perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations.

Our future revenue and operating results are dependent on our ability to generate a sustainable order rate for our products and services and develop new technologies to meet the needs of our customers or potential new customers.

Our financial performance is dependent on our ability to generate a sustainable order rate for our products and services. This can be challenging and may fluctuate on an annual basis as the number of contracts awarded varies. If we are unable to win new awards or execute existing contracts as expected, our business, results of operations, and financial position could be further adversely affected.

The cyclical nature of the rocket launch services, mission services, satellite and satellite component markets could negatively impact our ability to accurately forecast customer demand. The markets that we serve may not grow in the future and we may not be able to maintain adequate gross margins or profits in these markets. Our growth is dependent on the growth in the sales of services provided by our customers, our customers’ ability to anticipate market trends, and our ability to anticipate changes in the businesses of our customers and to successfully identify and enter new markets. If we fail to anticipate such changes in demand, our business, results of operations, and financial position could be adversely affected.

The rocket launch services, mission services, satellite, and satellite component industries are each characterized by development of technologies to meet changing customer demand for complex and reliable products and services. Our current development projects include reusability of the Electron first stage; Photon spacecraft capabilities; new reaction wheel sizes; and a new medium-lift rocket, called Neutron, for constellation deployment, interplanetary missions and human spaceflight. Our products and services embody complex technology and may not always be compatible with current and evolving technical standards and systems developed by others. Failure or delays to meet the requisite and evolving industry or user standards could have a material adverse effect on our business, results of operations, and financial condition. Failure of suppliers to deliver against end customer requirements could lead to a material adverse effect on our financial results.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture and commercialization of new rocket launch services, mission services, satellites, satellite components and related technology. If we fail to develop and successfully commercialize new technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, or are inferior to those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

Our business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

Changes in government policies, priorities, regulations, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints, or a decline in government support or deferment of funding for programs in which we or our customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of our contracts, the failure to exercise contract options, the cancellation of planned procurements, and fewer new business opportunities, all of which could negatively impact our business, financial condition, results of operations and cash flows.

We are subject to the procurement policies and procedures set forth in the Federal Acquisition Regulation (“FAR”). The FAR governs aspects of U.S. government contracting, including contractor qualifications and acquisition procedures. The FAR provisions in U.S. government contracts must be complied with in order for the contract to be awarded and provides for audits and reviews of contract procurement, performance, and administration. Failure to comply with the provisions of the FAR could result in contract termination.

In addition, contracts with any government, including the U.S. government, may be terminated or suspended by the government at any time and could result in significant liability obligations for us. Remedies for termination may fall short of the financial benefit associated with full completion and operation of a contract. In addition, we may not be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of government contracts. The loss of one or more large contracts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

During 2020 and 2019, approximately 46% and 25%, respectively, of our total annual revenues were derived from contracts with the U.S. government and its agencies or from subcontracts with other U.S. government contractors. Our contracts with the U.S. government are fixed-price contracts. Under firm fixed-price contracts, work performed and products shipped are priced at a fixed amount without adjustment for actual costs incurred in connection with the contract. Therefore, we bear the risk of loss if costs increase.

Our ability to pursue many of our business activities is regulated by various agencies and departments of the U.S. government and, in certain circumstances, the governments of other countries. Commercial space launches require licenses from the U.S. Department of Transportation (“DoT”) and the Federal Aviation Administration (“FAA”). The Federal Communications Commission also requires licenses for radio communications during our rocket launches. Our classified programs require that we and certain of our employees maintain appropriate security clearances. We also require export licenses from the U.S. Department of State (“DoS”), the U.S. Department of Commerce (“DoC”) and, occasionally, the governments of other countries with respect to transactions we have with foreign customers or foreign subcontractors.

Our business with various governmental entities is concentrated in a small number of primary contracts. The loss or reduction in scope of any one of our primary contracts would materially reduce our revenue.

Our business with various governmental entities is concentrated in a small number of primary contracts. We recognize significant revenue from U.S. government agencies and a significant amount of our U.S. government revenue is generated from a single contract, the Rapid Acquisition of a Small Rocket (“RASR”) program. Under the RASR contract, we expect to perform three rocket launch services. The RASR contract accounts for approximately 24% of our backlog. Given the uncertainty surrounding future government spending and the right of U.S. government customers to terminate our contracts for convenience, there can be no assurance that the remaining backlog for this contract will ultimately be recognized in revenues. The U.S. government could cancel our RASR contract for any reason, including as a result of reductions in appropriations or our failure to achieve milestones due to technical issues or delays. A cancellation of our RASR contract could have a material adverse effect on our financial condition, results of operations and cash flow.

We derive a substantial amount of our revenues from only a few of our customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce our future revenues and contracted backlog.

For the year ended December 31, 2020, our top five customers together accounted for approximately 76% of our revenues. At December 31, 2020, our top five backlog customers together accounted for approximately 74% of our backlog. Our customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of our services or becoming unable to pay for services they had contracted to buy. In addition, some of our customers’ industries are undergoing significant consolidation, and our customers may be acquired by each other or other companies, including by our competitors. Such acquisitions could adversely affect our ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and our customers may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure, or other reasons. Such defaults could adversely affect our revenues, operating margins and cash flows. If our contracted revenue backlog is reduced due to the financial difficulties of our customers, our revenues, operating margins, and cash flows would be further negatively impacted.

Disruptions in U.S. government operations and funding could have a material adverse effect on our revenues, earnings and cash flows, and otherwise adversely affect our financial condition.

Any disruptions in federal government operations could have a material adverse effect on our revenues, earnings, and cash flows. A prolonged failure to maintain significant U.S. government operations, particularly those pertaining to our business, could have a material adverse effect on our revenues, earnings, and cash flows. Continued uncertainty related to recent and future government shutdowns, the budget and/or the failure of the government to enact annual appropriations, such as long-term funding under a continuing resolution, could have a material adverse effect on our revenues, earnings and cash flows. Additionally, disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations.

We may not be successful in developing new technology, and the technology we are successful in developing may not meet the needs of our customers or potential new customers.

The markets in which we operate are characterized by changing technology and evolving industry standards, and we may not be successful in identifying, developing and marketing products and services that respond to rapid technological change, evolving technical standards and systems developed by others. Our competitors may develop technology that better meets the needs of our customers. If we do not continue to develop, manufacture, and market innovative technologies or applications that meet customers’ requirements, sales may suffer and our business may not continue to grow in line with historical rates or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business, or fund other liquidity needs, and our business prospects, financial condition and results of operations could be materially and adversely affected.

We operate in highly competitive industries and in various jurisdictions across the world which may cause us to have to reduce our prices.

We operate in highly competitive industries and many of our competitors are larger and have substantially greater resources than we have.

We may also face competition in the future from emerging low-cost competitors. Competition in the rocket launch, satellite and satellite component businesses is highly diverse, and while our competitors offer different products and services, there is often competition for contracts.

In addition, some of our foreign competitors currently benefit from, and others may benefit in the future from, protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with rocket launch, satellite and satellite component development activities for these competitors. This market environment may result in increased pressures on our pricing and other competitive factors.

Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition.

Our results of operations are materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, interest rates, availability of capital, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions. Current or potential customers may delay or decrease spending on our products and services as their business and/or budgets are impacted by economic conditions. The inability of current and potential customers to pay us for our products and services may adversely affect our earnings and cash flows.

We often rely on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet our needs could have a material adverse effect on our business.

Historically, we have contracted with a single vendor or a limited number of vendors to provide certain key products or services, such as composites, inertial measurement units, construction of launch vehicle structures, and ground network services. In addition, our manufacturing operations depend on specific technologies and companies for which there may be a limited number of vendors. If these vendors are unable to meet our needs because they fail to perform adequately, are unable to match new technological requirements or problems, or are unable to dedicate engineering and other resources necessary to provide the services contracted for, our business, financial position and results of operations may be adversely affected. While alternative sources for these products, services, and technologies may exist, we may not be able to develop these alternative sources quickly and cost-effectively, which could materially impair our ability to operate our business. Furthermore, these vendors may request changes in pricing, payment terms, or other contractual obligations, which could cause us to make substantial additional investments.

Additionally, some of our suppliers’ employees are represented by labor unions. Labor union actions at suppliers can also affect us. Work stoppages and instability in our relationships with labor unions could delay the production and/or development of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us.

Many raw materials, major components, and product equipment items are procured or subcontracted on a single or sole-source basis. Although we maintain a qualification and performance surveillance process and we believe that sources of supply for raw materials and components are generally adequate, it is difficult to predict what effects shortages or price increases may have in the future. Our ability to manage inventory and meet delivery requirements may be constrained by our suppliers’ inability to scale production and adjust delivery of long-lead time products during times of volatile demand. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under commercial and government contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to customer relationships, and could have a material adverse effect on our operating results, financial condition, or cash flows.

Key raw materials and components used in our operations include chemicals; composites; electronic, electro-mechanical and mechanical components; subassemblies; and subsystems that are integrated with the manufactured parts for final assembly into finished products and systems. We are impacted by increases in the prices of raw materials used in production on fixed-price business. We monitor sources of supply to attempt to assure that adequate raw materials and other components and supplies needed in manufacturing processes are available. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty completing qualification of new sources of supply, implementing use of replacement materials, components or new sources of supply, or a continuing increase in the prices of raw materials, energy, or components could have a material adverse effect on our operating results, financial condition, or cash flows.

The expansion of our operations subjects us to additional risks that can adversely affect our operating results.

We contemplate further expansion of our operations as part of our growth strategy, including the development of our Neutron launch vehicle. Our current and contemplated operations subject us to a variety of risks, including:

•	recruiting and retaining talented and capable management and employees;

•	competition from other companies with significant market share in those markets and with better understanding of demand;

•	difficulties in enforcing contracts, collecting accounts receivables, and longer payment cycles;

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regulatory, political or contractual limitations on our ability to operate in certain foreign markets, including trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses;

•	compliance with anti-bribery laws, including without limitation the Foreign Corrupt Practices Act;

•	varying security laws and regulations in other countries;

•	increased management, travel, infrastructure and legal compliance costs associated with having multiple operations;

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differing regulatory and legal requirements and possible enactment of additional regulations or restrictions on the use, import or export of our products and services, which could delay or prevent the sale or use of our products and services in some jurisdictions;

•	currency translation and transaction risk, which may negatively affect our revenue, cost of net revenue, and gross margins, and could result in exchange losses;

•	heightened exposure to political instability, war and terrorism;

•	access to launch capacity at government-controlled launch sites, such as our Launch Complex 2 at the NASA-operated Mid-Atlantic Regional Spaceport at Wallops Island, Virginia;

•	weaker protection of intellectual property rights in some countries; and

•	overlapping of different tax regimes.

Any of these risks could harm our operations and reduce our sales, adversely affecting our business, operating results, financial condition and growth prospects.

Launch vehicles are subject to manufacturing delays, damage or destruction during pre-launch operations, and launch failures, the occurrence of which can materially and adversely affect our operations.

Delays in the manufacturing of launch vehicles, damage or destruction during pre-launch operations, or launch failures could have a material adverse effect on our business, financial condition and results of operations. The loss of, or damage to, a launch vehicle could result in significant delays in anticipated revenue to be generated by other rocket launch services using the same or similar launch vehicles or their components.

Satellites are subject to manufacturing and launch delays, damage or destruction during pre-launch operations, launch failures and incorrect orbital placement, the occurrence of which can materially and adversely affect our operations.

Delays in the manufacturing of satellites, launch delays, damage or destruction during pre-launch operations, launch failures or incorrect orbital placement could have a material adverse effect on our business, financial condition and results of operations. The loss of, or damage to, a satellite due to a launch failure could result in significant delays in anticipated revenue to be generated by that satellite. Any significant delay in the commencement of service of a satellite would delay or potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, if the loss of a satellite were to occur, we may not be able to accommodate affected customers with our other satellites until a replacement satellite is available, and we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. Any launch delay, launch failure, underperformance, delay, or perceived delay could have a material adverse effect on our results of operations, business prospects and financial condition.

If our launch vehicles and spacecraft fail to operate as intended, it could have a material adverse effect on our business, financial condition and results of operations.

The manufacturing, testing, launching and operation of launch vehicles and spacecraft involves complex processes and technology. Our launch vehicles employ advanced technologies and sensors that are exposed to severe environmental stresses that have and could affect the performance of our launch vehicles. Hardware component problems and software issues could lead to deterioration in performance or loss of functionality of a launch vehicle and spacecraft. In addition, human operators may execute improper commands that may negatively impact a launch vehicle’s or spacecraft performance. Exposure of our launch vehicles and spacecraft to an unanticipated catastrophic event, such as collision with space debris, could reduce the performance of, or completely destroy, the affected launch vehicle and spacecraft. For example, in July 2020, we experienced our first and, so far, only failed launch, which resulted from the disconnection of a battery supplying power to the engine pumps for the second stage of Electron before the stage had reached its required orbital velocity. The failed launch resulted in the loss of all payloads onboard and prevented us from conducting future launches until we had investigated the cause of the launch failure and obtained authorization from the Federal Aviation Administration to resume launches, which took slightly less than three weeks.

During any period of time in which a type of launch vehicle or spacecraft is not operational, we may lose most or all of the revenue that otherwise would have been derived from it. Our inability to repair or replace a defective type of launch vehicle or spacecraft, or correct any other technical problem in a timely manner could result in a significant loss of revenue. If a launch vehicle or spacecraft experiences a significant anomaly such that its type is no longer operational, it would significantly impact our business, prospects and profitability. Additionally, any launch failures could damage our reputation and ability to obtain future customers for our launch services, prevent us from receiving any payments contingent on a successful launch and increase our insurance rates, which could have a material adverse effect on our business and prospects.

Any inability to operate Electron at our anticipated launch rate could adversely impact our business, financial condition and results of operations.

We currently are dependent on Electron. To be successful, we will need to maintain a sufficient launch rate, which will be negatively impacted if we are not able to operate Electron for any reason. We may be unable to operate Electron at our anticipated launch rate for a number of reasons, including, but not limited to, production delays or failures, design and engineering flaws, launch failures, natural disasters, epidemics or pandemics, changes in governmental regulations or in the status of our regulatory approvals or applications, or other events that force us to cancel or reschedule launches.

If our satellites fail to operate as intended, it could have a material adverse effect on our business, financial condition and results of operations.

The manufacturing, testing, launching and operation of satellites involves complex processes and technology. Our satellites employ advanced technologies and sensors that are exposed to severe environmental stresses in space that have and could affect the performance of our satellites. Hardware component problems in space could lead to deterioration in performance or loss of functionality of a satellite. In addition, human operators may execute improper commands that may negatively impact a satellite’s performance. Exposure of our satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite.

We cannot provide assurances that our satellites will continue to operate successfully in space throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other technical deficiencies or anomalies could significantly hinder its performance.

We may experience other problems with our satellites that may reduce their performance. During any period of time in which a satellite is not fully operational, we may lose most or all of the revenue that otherwise would have been derived from that satellite. Our inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue. If a satellite experiences a significant anomaly such that it becomes impaired or is no longer functional, it would significantly impact our business, prospects and profitability.

Space is a harsh and unpredictable environment where our products and service offerings are exposed to a wide and unique range of environmental risks, including, among others, coronal mass ejections, solar flares and other extreme space weather events and potential collision with space debris or another spacecraft, which could adversely affect our launch vehicle and spacecraft performance.

Space weather, including coronal mass ejections and solar flares have the potential to impact the performance and controllability of launch vehicles and spacecraft on orbit, including completely disabling our launch vehicles or spacecraft on orbit. Although we have some ability to actively maneuver our satellites to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of and predicted conjunctions with debris objects tracked and cataloged by the U.S. government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our launch vehicles or satellites should a collision occur.

Increased congestion from the proliferation of low Earth orbit constellations could materially increase the risks of potential collision with space debris or another spacecraft and limit or impair our launch flexibility and/or access to our own orbital slots.

Recent years have seen increases in the number of satellites deployed to low earth orbits, and publicly announced plans call for many thousands of additional satellite deployments over the next decade. The proliferation of these low Earth orbit constellations could materially increase the risks of potential collision with space debris or another spacecraft and affect our ability to effectively access sufficient orbital slots to support the expected growth across our business.

Our revenue, results of operations and reputation may be negatively impacted if our products contain defects or fail to operate in the expected manner.

We sell complex and technologically advanced products and services, including rocket launch services, mission services, satellites and satellite components. Sophisticated software used in our products and services, including software developed by us, may contain defects that can unexpectedly interfere with the software’s intended operation. Defects may also occur in components and products that we manufacture or purchase from third parties. Most of the launch vehicles, satellites and satellite components we have developed must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments. Our products and services may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or we may not be able to detect and fix all defects in the launch vehicles, satellites, satellite components and systems we sell and/or use. Failure to do so could result in lost revenue and damage to our reputation and may adversely affect our ability to win new contract awards.

Our business involves significant risks and uncertainties that may not be covered by insurance.

A significant portion of our business relates to designing, developing and manufacturing advanced space technology products and services. New technologies may be untested or unproven. Failure of some of these products and services could result in extensive property damage. Accordingly, we may incur liabilities that are unique to our products and services.

The amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities.

We have historically insured against liability to third parties from launch activities as required by law to the extent that insurance was available on acceptable premiums and other terms. The insurance coverage for third-party damages may not be sufficient to cover the liability. Although the U.S. government may pay claims for third-party damages to the extent they exceed our insurance coverage, this depends on a government appropriation and is subject to a statutory limit. In addition, this insurance will not protect us against our own losses, including to our launch vehicle, launch complex and satellites.

The price and availability of insurance fluctuate significantly. Insurance market conditions or factors outside our control at the time we are in the market for the required insurance, such as failure of launch vehicles and satellites, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain or we may not be able to obtain insurance at all.

In addition, even though we carry business interruption insurance policies, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair, or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.

We are vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme weather conditions, epidemics or pandemics, acts of terrorism, power shortages and blackouts, aging infrastructures and telecommunications failures. In the event of such a natural disaster or other disruption, we could experience: disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers; destruction of facilities; and/or loss of life.

The availability of many of our products and services depends on the continuing operation of our information technology and communications systems. Any downtime, damage to, or failure of our systems could result in interruptions in our operations and services, which could reduce our revenue and profits. Our systems are vulnerable to damage or interruption from floods, fires, power loss, aging infrastructure, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. Our manufacturing facilities are also subject to risks associated with an aging infrastructure. An infrastructure failure could result in the destruction of launch vehicles, satellites and satellite components being manufactured or in inventory, manufacturing delays, or additional costs. We do not maintain back-up manufacturing facilities or operations. The occurrence of any of the foregoing could result in lengthy interruptions in our operations and services and/or damage our reputation, which could have a material adverse effect on our financial condition and results of operations.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, or theft or tampering of intellectual property, any of which could materially adversely impact our business.

Our operations, products, services and intellectual property are inherently at risk of disruption, loss, inappropriate access, or tampering by both insider threats and external bad actors. In particular, our operations face various cyber and other security threats, including attempts to gain unauthorized access to sensitive information, intellectual property and networks. In addition, insider threats, threats to the safety of our directors and employees, threats to the security of our facilities, infrastructure, and supply chain, and threats from terrorist acts or other acts of aggression could have a material adverse impact on our business.

Our customers and suppliers face similar threats. Customer or supplier proprietary, classified, or sensitive information stored on our networks is at risk. Assets, intellectual property and products in customer or supplier environments are also inherently at risk. We also have risk where we have access to customer and supplier networks and face risks of breach, disruption, or loss as well.

Our systems and processes can be attacked by third parties to obtain access to our data, systems and assets. The techniques used to gain unauthorized access are constantly evolving, and we may be unable to anticipate or prevent all unauthorized access, disruption, loss, or harm. Because of our highly desired intellectual property and our support of the U.S. government and other governments, we (and our customers and suppliers) may be a particularly attractive target for such attacks by hostile foreign governments. From time to time, we have experienced attacks on our systems from bad actors that, to date, have not had a material adverse effect on our business. We cannot offer assurances, however, that future attacks will not materially adversely affect our business.

A security event or other significant disruption of our operations, systems, assets, products, or services could:

•	disrupt the proper functioning of our networks, applications and systems and therefore our operations and/or those of certain of our customers or suppliers;

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result in the unauthorized access to, and destruction, loss, theft, misappropriation, or release of, our, our customers’, or our suppliers’ proprietary, confidential, sensitive or otherwise valuable information, including trade secrets, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

•	destroy or degrade assets including space, ground and intellectual property assets;

•	manipulate or tamper with our operations, products, services or other systems delivered to our customers or suppliers;

•	compromise other sensitive government functions; and

•	damage our reputation with our customers (particularly agencies of various governments) and the public generally.

A security event that involves classified or other sensitive government information or certain controlled technical information could subject us to civil or criminal penalties and could result in loss of security clearances and other accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges or debarment as a government contractor.

We are unable to predict the extent to which epidemics, pandemics, and similar outbreaks, including the global COVID-19 pandemic, may adversely impact our business operations, financial performance, results of operations and stock price.

We face a wide variety of risks related to health epidemics, pandemics, and similar outbreaks, including the global outbreak of coronavirus disease 2019 (“COVID-19”). Since first reported in late 2019, the COVID-19 pandemic has dramatically impacted the global health and economic environment, including millions of confirmed cases, business slowdowns or shutdowns, government challenges, and market volatility of an unprecedented nature. We cannot predict the future course of events nor can we assure that this global pandemic, including its economic impact, will not have a material adverse impact on our business, financial position, results of operations and/or cash flows.

Our operations may be further impacted by the COVID-19 pandemic if significant portions of our workforce are unable to work effectively, including because of illness, quarantines or absenteeism; steps the company has taken to protect health and well-being; government actions; facility closures; work slowdowns or stoppages; inadequate supplies or resources (such as reliable personal protective equipment, testing and vaccines); or other circumstances related to COVID-19. We may be unable to perform fully on our contracts, we may experience interruptions in our business, and we may incur liabilities and suffer losses as a result. We will continue to incur additional costs as a result of the COVID-19 outbreak, including to protect the health and well-being of our employees and as a result of impacts on operations and performance, which costs we may not be fully able to recover. We may be subject to additional regulatory requirements, enforcement actions and litigation, with costs and liabilities that are not fully recoverable or insured. The continued spread of COVID-19 may also affect our ability to hire, develop and retain our workforce.

The continued global pandemic, including the economic impact, are likely also to cause further disruption in our supply chain. If our suppliers have increased challenges with their workforce (including as a result of illness, absenteeism or government orders), facility closures, access to necessary components and supplies, access to capital, and access to fundamental support services (such as shipping and transportation), they may be unable to provide the agreed-upon goods and services in a timely, compliant, and cost-effective manner. We may incur additional costs and delays in our business, including as a result of higher prices, schedule delays or the need to identify and develop alternative suppliers, and we may need to provide additional resources to support our suppliers or otherwise continue performance under our contracts. In some instances, we may be unable to do that, incurring additional liabilities under our current contracts and hampering new ones.

The global COVID-19 crisis is putting extraordinary pressures on the U.S. and other governments. It could cause delays or limits in the ability of the government and other customers to perform, including making timely payments and awards to us, negotiating contracts, supporting contractual activities, accepting delivery, approving security clearances (for individuals and facilities), and providing necessary personnel, equipment, and facilities. In addition, as a result of the COVID-19 crisis, there may be changes in our customers’ priorities and practices, as our customers in both the U.S. and globally confront competing budget priorities and limited resources. These changes may impact current and future programs, customer priorities, government payments, and other practices, procurements, and funding decisions.

A prolonged period of generating lower cash from operations could adversely affect both our financial condition and the achievement of our strategic objectives. Additionally, there can be no assurance that we will not face credit rating downgrades, and such downgrades could adversely affect our cost of funds, liquidity, and access to capital markets. The current market volatility may also impact investment performance and our expected asset valuations and returns, which could materially impact the calculation of long-term liabilities.

We expect that the longer the COVID-19 pandemic, including its economic disruption, continues, the greater the adverse impact on our business operations, financial performance, and results of operations could be. Given the tremendous uncertainties and variables, we cannot at this time predict the impact of the COVID-19 pandemic, or any future pandemic, but anyone could have a material adverse impact on our business, financial position, results of operations, and/or cash flows.

If we cannot successfully protect our intellectual property, our business could suffer.

We rely on a combination of intellectual property rights, contractual protections, and other practices to protect our proprietary information, technologies and processes. We primarily rely on patent, copyright and trade secret laws to protect our proprietary technologies and processes, including the operations systems and technology we use throughout our business. Others may independently develop the same or similar technologies and processes or may improperly acquire and use information about our technologies and processes, which may allow them to provide products and services similar to ours, which could harm our competitive position. To the extent we pursue additional patent protection for our innovations, patents we may apply for may not issue, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability, and scope of protection of patent and other intellectual property rights are uncertain. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic and business relationships, no assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technologies.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay future sales and introductions of new capabilities, result in our substituting inferior or more costly technologies into our business, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

Our technology may violate the proprietary rights of third parties, which could have a negative impact on our operations.

If any of our technology violates proprietary rights, including copyrights and patents, third parties may assert infringement claims against us. Certain software modules and other intellectual property used by us or in our launch vehicles, satellites, satellite components and systems make use of or incorporate licensed software components and other licensed technology. These components are developed by third parties over whom we have no control. Any claims brought against us may result in limitations on our ability to use the intellectual property subject to these claims. We may be required to redesign our launch vehicles, satellites, satellite components and systems or to obtain licenses from third parties to continue our offerings without substantially re-engineering such products or systems. Our intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage we currently derive or may derive from our proprietary rights.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with certain other parties include indemnification provisions, under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons. The term of these indemnity provisions is generally perpetual after execution of the corresponding agreement. Large indemnity payments could harm our business, operating results and financial condition.

We are highly dependent on the services of Peter Beck, our President, Chief Executive Officer and Chairman, and if we are unable to retain Mr. Beck, our ability to compete could be harmed.

Our success depends, in part, on our ability to retain our key personnel. We are highly dependent on the services of Peter Beck, our President, Chief Executive Officer and Chairman. Mr. Beck is the source of many, if not most, of the ideas and execution driving our company. If Mr. Beck were to discontinue his service to us due to death, disability or any other reason, we would be significantly disadvantaged. We do not maintain, and we do not expect to maintain in the future, a key person life insurance policy with respect to Mr. Beck.

Our inability to hire or retain key personnel could adversely affect our business, operating results and financial condition.

We depend on the continued contributions of our senior management and other key personnel. The loss of the services of one or more of these individuals could significantly delay or prevent the achievement of our development and strategic objectives and could divert other senior management time in searching for their replacements.

Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance and other personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and results of operations. We face intense competition for qualified individuals from numerous companies. Often, significant amounts of time and resources are required to train technical, sales and other personnel. Qualified individuals are in high demand. We may incur significant costs to attract and retain them, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Labor-related matters, including labor disputes, may adversely affect our operations.

None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the negative effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in manufacturing and operations, and increases in our labor costs, which could harm our business, results of operations, and financial condition.

In addition, we have in the past and could face in the future a variety of employee claims against us, including but not limited to general discrimination, privacy, wage and hour, labor and employment, Employee Retirement Income Security Act and disability claims. Any claims could also result in litigation against us or regulatory proceedings being brought against us by various government agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties.

Acquisitions or divestitures could result in adverse impacts on our operations.

In order to grow our business, we may acquire additional assets or companies. For example, we acquired Sinclair Interplanetary on April 28, 2020. In connection with the Sinclair Interplanetary acquisition or any future acquisitions, there can be no assurance that we will be able to identify, acquire or obtain the required regulatory approvals, or profitably manage the additional businesses or successfully integrate any acquired businesses, products, or technologies without substantial expenses, delays or other operational, regulatory or financial problems. In addition, any acquired businesses, products or technologies may not achieve anticipated revenues and income growth.

Further, acquisitions may involve a number of additional risks, including diversion of management’s attention, failure to retain key personnel, or failure to attract the necessary talent to manage organizational growth. We may become responsible for unexpected liabilities that were not discovered or disclosed in the course of due diligence in connection with historical acquisitions and any future acquisitions. Additionally, acquisitions with international operations, such as the Sinclair Interplanetary acquisition with operations in Canada, expose us to greater international business risks. If we do not realize the expected benefits or synergies of an acquisition, such as revenue gains or cost reductions, there could be a material adverse effect on our business, results of operations, and financial condition.

We may also seek to divest portions of our businesses which may no longer be aligned with our strategic initiatives and long-term objectives. Various factors could materially affect our ability to successfully do so, including the availability of buyers willing to purchase the assets on terms acceptable to us, difficulties in the separation of operations, the diversion of management’s attention from other business concerns, the disruption of our business, the potential loss of key employees, and the retention of uncertain contingent liabilities related to the divested business. We cannot assure that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows.

Fluctuations in foreign exchange rates or future hedging activities could have a negative impact on our business.

We are exposed to foreign exchange risk as certain of our expenses and liabilities are required to be paid in currencies other than the U.S. dollar, primarily the New Zealand dollar, and are translated into U.S. dollars for the purposes of compiling our consolidated financial statements. During 2020, approximately 52% of our cash expenditures, or $49 million, were denominated in foreign currencies, whereas all of our revenues were denominated in U.S. dollars. In addition, we generally maintain our cash and cash equivalents in U.S. dollars or investments denominated in U.S. dollars. Fluctuations in foreign exchange rates, which can be unpredictable, could result in disproportion increases in our expenses and future liabilities as compared to our revenue and current assets. We do not currently, but may in the future, use hedging strategies or seek to maintain a greater portion of our cash and cash equivalents in foreign currencies or investments denominated in foreign currencies to manage and minimize the impact of exchange rate fluctuations on our financial statements. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, debt and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. If we obtain debt financing, the terms of such debt financing may restrict our ability to incur additional indebtedness, require us to maintain certain financial covenants, or restrict our ability to pay dividends. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things, develop new products, technologies and services, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies.

As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

We identified material weaknesses in our internal control over financial reporting that we are currently working to remediate. The material weaknesses we identified were as follows:

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We did not maintain an effective control environment as we did not maintain a sufficient complement of accounting and financial reporting resources commensurate with our financial reporting requirements. This material weakness contributed to the following material weaknesses:

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We did not design or maintain appropriate controls over completeness and accuracy of schedules supporting journal entries. This included schedules related to accounting estimates used in calculating revenue and cost of sales for long term contracts in sufficient levels of detail to ensure the accuracy and completeness of inputs.

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We did not design or maintain the appropriate controls over the review the work of the third parties used to assist management in technical accounting positions such as the accounting for revenue in accordance with ASC 606 and specialists used for income taxes and valuations of common stock, warrants and acquired intangible assets.

•	We did not maintain appropriate controls which were designed over the review of account reconciliations.

Rocket Lab’s management is in the process of developing a remediation plan. The material weaknesses will be considered remediated when Rocket Lab’s management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Rocket Lab’s management will monitor the effectiveness of its remediation plans and will make changes management determines to be appropriate.

If not remediated, these material weaknesses could result in material misstatements to Rocket Lab’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If Rocket Lab is unable to assert that its internal control over financial reporting is effective, or when required in the future after the consummation of the Business Combination, if our Independent Registered Public Accounting Firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Company’s financial reports, the market price of the Post-Combination Company common stock could be adversely affected and the Post-Combination Company could become subject to litigation or investigations by the NASDAQ, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company..

The release, unplanned ignition, explosion, or improper handling of dangerous materials used in our business could disrupt our operations and adversely affect our financial results.

Our business operations involve the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals, including materials used in rocket propulsion. The handling, production, transport and disposition of hazardous materials could result in incidents that temporarily shut down or otherwise disrupt our manufacturing operations and could cause production delays. A release of these chemicals or an unplanned ignition or explosion could result in death or significant injuries to employees and others. Material property damage to us and third parties could also occur. Extensive regulations apply to the handling of explosive and energetic materials, including but not limited to regulations governing hazardous substances and hazardous waste. The failure to properly store and ultimately dispose of such materials could create significant liability and/or result in regulatory sanctions. Any release, unplanned ignition, or explosion could expose us to adverse publicity or liability for damages or cause production delays, any of which could have a material adverse effect on our operating results, financial condition and/or cash flows.

If we experience cost overruns on our contracts, we would have to absorb the excess costs which could adversely affect our financial results.

In 2020, all of our net sales were from fixed-price contracts. Under fixed-price contracts, we agree to perform specified work for a fixed price and realize all of the profit or loss resulting from variations in the costs of performing the contract. As a result, all fixed-price contracts involve the inherent risk of unreimbursed cost overruns. To the extent we incur unanticipated cost overruns on a fixed-price contract, our profitability would be adversely affected. Future profitability is subject to risks including the ability of suppliers to deliver components of acceptable quality on schedule.

Our fixed-price contracts include development work. This type of work is inherently more uncertain as to future events than non-development contracts, and, as a result, there is typically more variability in estimates of the costs to complete the development stage. While management uses its best judgment to estimate costs associated with fixed-price development, future events could result in adjustments to those estimates.

We are obligated in our existing secured credit facility and may become obligated in future credit facilities or other debt agreements to comply with financial and other covenants that could restrict our operating activities. A failure to comply could result in a default which would, if not waived by the lenders, could result in increased cost, inability to make future draws on credit facilities and acceleration of the payment of any outstanding amounts under any such credit facilities or other debt agreements.

Our debt instruments generally contain various restrictive covenants which include, among others, provisions which may restrict our ability to:

•	access the full amount of our revolving credit facility;

•	incur additional debt;

•	enter into certain leases;

•	make certain distributions, investments and other restricted payments;

•	make certain payments, investments or distributions to subsidiaries;

•	enter into transactions with affiliates;

•	create certain liens;

•	purchase assets or businesses;

•	sell, lease, license, transfer or otherwise dispose of assets; and

•	consolidate, merge or sell all or substantially all of our assets.

Our secured debt also contains other customary covenants, including, among others, provisions restricting our ability to pledge assets. In addition, certain covenants in our bank facility require that we maintain certain financial ratios.

Any of the covenants described in this risk factor may restrict our operations and our ability to pursue potentially advantageous business opportunities. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of our obligations under our debt instruments. In addition, our failure to pay principal and interest when due is a default under our debt instruments.

Changes in our accounting estimates and assumptions could negatively affect our financial position and results of operations.

We prepare our consolidated financial statements in accordance with GAAP. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including, but not limited to, those relating to business acquisitions, revenue recognition, restructuring costs, recoverability of assets including customer receivables, valuation of goodwill and intangibles, contingencies, stock-based compensation and income taxes. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. These assumptions and estimates involve the exercise of judgment and discretion, which may evolve over time in light of operational experience, regulatory direction, developments in accounting principles and other factors. Actual results could differ from these estimates as a result of changes in circumstances, assumptions, policies or developments in the business, which could materially affect our consolidated financial statements.

Our actual operating results may differ significantly from our guidance.

From time to time, we may release guidance regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither any independent registered public accounting firm nor any other independent expert or outside party compiles, examines or reviews the guidance and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We may generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of these ranges. The principal reason that we may release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results, particularly any guidance relating to the results of operations of acquired businesses or companies as our management will be less familiar with their business, procedures and operations. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data will diminish the farther in the future that the data are forecast. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it. Any failure to successfully implement our operating strategy could result in the actual operating results being different than the guidance, and such differences may be adverse and material.

Risks Related to Legal and Regulatory Matters

Our business is subject to various regulatory risks that could adversely affect our operations.

The environment in which we operate is highly regulated due to the sensitive nature of our complex and technologically advanced systems, including launch vehicles, satellites and satellite components, in addition to those regulations broadly applicable to publicly listed corporations. There are numerous regulatory risks that could adversely affect operations, including but not limited to:

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Changes in laws and regulations. It is possible that the laws and regulations governing our business and operations will change in the future. A substantial portion of our revenue is generated from customers outside of the U.S. There may be a material adverse effect on our financial condition and results of operations if we are required to alter our business to comply with changes in both domestic and foreign regulations, tariffs, or taxes and other trade barriers that reduce or restrict our ability to sell our products and services on a global basis, or by political and economic instability in the countries in which we conduct business. Any failure to comply with such regulatory requirements could also subject us to various penalties or sanctions.

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Export Restrictions. Certain of our launch vehicles, satellites, satellite components, systems, services, or technologies we have developed require the implementation or acquisition of products or technologies from third parties and affiliates, including those in other jurisdictions. In addition, certain of our launch vehicles, satellites, satellite components, systems, services or technologies may be required to be forwarded or exported to other jurisdictions. In certain cases, if the use of the technologies can be viewed by the jurisdiction in which that supplier, subcontractor or affiliate resides as being subject to export constraints or restrictions relating to national security, we may not be able to obtain the technologies and products that we require from subcontractors and suppliers who would otherwise be our preferred choice or may not be able to obtain the export permits necessary to transfer or export our technology. The inability to obtain or maintain export approvals, and export restrictions or changes during contract execution or non-compliance by our suppliers, subcontractors and customers, could have an adverse effect on our revenues and margins.

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U.S. Government Approval Requirements. For certain aspects of our business operations, we are required to obtain U.S. government licenses and approvals and to enter into agreements with various government bodies in order to export launch vehicles, satellites, satellite components and related equipment, to disclose technical data, or provide defense services to foreign persons. The delayed receipt of or the failure to obtain the necessary U.S. government licenses, approvals and agreements may prohibit entry into or interrupt the completion of contracts which could lead to a customer’s termination of a contract for default or monetary penalties. In addition, certain aspects of our business operations depend on the Agreement between the Government of New Zealand and the Government of the United States of America on Technology Safeguards Associated with United States Participation in Space Launches from New Zealand. Any change or termination of this agreement could materially adversely affect our financial condition and results of operations.

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Other Government Regulations. Our ability to pursue our business activities is regulated by various agencies and departments of the U.S. government and the governments of other countries. Commercial space launch activities require licenses from the Department of Transportation and, for launches from Launch Complex 1, the New Zealand Space Agency. Our license to conduct launches at Launch Complex 2 requires certification of our flight termination system software by NASA before flight, which has not yet been completed. We cannot provide assurance as to when or if such certification will be completed. Radio communications for launch activities and spacecraft operations require licenses from the Federal Communications Commission and/or New Zealand Radio Spectrum Management and frequency coordination with the International Telecommunication Union. The operation of private remote sensing space systems requires a license from the Department of Commerce. Any failure to comply with these and other regulatory requirements could subject us to various penalties or sanctions and could have a significant adverse effect on our reputation, financial condition and results of operations.

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Competitive Impact of U.S. Regulations. Export and import control, economic sanction and trade embargo laws and regulations, including those administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. State Department’s Directorate of Defense Trade Controls and the U.S. Treasury Department’s Office of Foreign Assets Control, may limit certain business opportunities or delay or restrict our ability to contract with potential foreign customers or suppliers. To the extent that our non-U.S. competitors are not subject to similar export and import control, economic sanction and trade embargo laws and regulations, they may enjoy a competitive advantage with foreign customers, and it could become increasingly difficult for us to recapture this lost market share.

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Anti-Corruption Laws. As part of the regulatory and legal environments in which we operate, we are subject to global anti-corruption laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-corruption laws in order to obtain or retain business or other improper advantages in the conduct of business. Our policies mandate compliance with anti-corruption laws. Failure by our employees, agents, subcontractors, suppliers and/or partners to comply with anti-corruption laws could impact us in various ways that include, but are not limited to, criminal, civil and administrative fines and/or legal sanctions and the inability to bid for or enter into contracts with certain entities, all of which could have a significant adverse effect on our reputation, operations and financial results.

Our operations in the U.S. government market are subject to significant regulatory risk.

Our operations in the U.S. government market are subject to significant government regulation. A failure by us to maintain the relevant clearances and approvals could limit our ability to operate in the U.S. government market. Further, there can be no assurance that we will continue to be awarded contracts by the U.S. government. In addition, a failure by us to keep current and compliant with relevant U.S. regulations could result in fines, penalties, repayments or suspension or debarment from U.S. government contracting or subcontracting for a period of time and could have an adverse effect on our standing and eligibility for future U.S. government contracts.

U.S. government contractors (including their subcontractors and others with whom they do business) must comply with many significant procurement regulations and other specific legal requirements. These regulations and other requirements, although often customary in government contracting, increase our performance and compliance costs and risks and are regularly evolving. New laws, regulations or procurement requirements or changes to current ones (including, for example, regulations related to cybersecurity, privacy, information protection, cost accounting, counterfeit parts, anti-human trafficking, specialty metals, conflict minerals and use of certain non-US equipment) can significantly increase our costs and risks and reduce our profitability.

We operate in a highly regulated environment and may be audited and reviewed by the U.S. government and its agencies, such as the Defense Contract Management Agency and agency Offices of Inspector General. These agencies may review performance under our contracts, our cost structure and accounting, and our compliance with applicable laws, regulations, terms, and standards, as well as the adequacy of our systems and processes in meeting government requirements. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties, sanctions, forfeiture of profits or suspension or debarment. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us or our business partners.

If we or those with whom we do business do not comply with the laws, regulations, contract terms and processes to which we are subject or if government customer business practices or requirements change significantly, it could affect our ability to compete and have a material adverse effect on our financial position, results of operations and/or cash flows.

Failure to comply with the requirements of the National Industrial Security Program Operating Manual could result in interruption, delay or suspension of our ability to provide our products and services, and could result in loss of current and future business with the U.S. government.

Certain contracts with the U.S. government may require us to be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). Failure to maintain an agreement with the U.S. Department of Defense regarding the appropriate FOCI mitigation arrangement could result in invalidation or termination of the facility security clearances, which in turn would mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearances, and may result in the loss of our ability to complete existing contracts with the U.S. government.

Changes in tax law, in our tax rates or in exposure to additional income tax liabilities or assessments may materially and adversely affect our financial condition, results of operations and cash flows.

Changes in law and policy relating to taxes may materially and adversely affect our financial condition, results of operations and cash flows. For example, on March 27, 2020 the U.S. enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modification to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property.

The U.S. also enacted the Tax Cuts and Jobs Act of 2017 (“2017 Tax Act”) on December 22, 2017, which significantly changed the U.S. federal income taxation of U.S. corporations. The 2017 Tax Act remains unclear in many respects and has been, and may continue to be, the subject of amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, which have mitigated or increased certain adverse impacts of the 2017 Tax Act and may continue to do so in the future. In addition, it is unclear how certain of these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. We continue to examine the impact the CARES Act and the 2017 Tax Act may have on our business in future quarters.

Our ability to use Rocket Lab’s U.S. federal and state NOL carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, Rocket Lab had U.S. federal net operating loss (“NOL”) carryforwards of approximately $141.8 million, which is comprised of definite and indefinite NOLs. The company had federal NOL carryforwards of approximately $57.1 million, which begin to expire in varying amounts beginning in 2034. Federal NOLs generated after 2017 of approximately $84.7 million will carryforward indefinitely and are available to offset up to 80% of future taxable income each year. Rocket Lab also had state NOL carryforwards of approximately $10.8 million, available to reduce future taxable income, if any. If not realized, the state NOLs will begin to expire in varying amounts beginning in 2035. The NOL carryforwards may be subject to limitations based on possible ownership changes in the past or in the future, including as a result of this offering. As a result, if the combined company earns net taxable income, our ability to use the pre-change NOL carryforwards or other pre-change tax attributes to offset U.S. federal and state taxable income may still be subject to limitations, which could potentially result in increased future tax liability to us. Additionally, a challenge by a taxing authority, a change in the combined company’s ability to utilize tax benefits such as carryforwards or tax credits, or a deviation from other tax-related assumptions may cause actual financial results to deviate from previous estimates.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change U.S. federal NOL carryforwards and other tax attributes (such as research tax credits) to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. While we do not believe that Rocket Lab has experienced ownership changes in the past that would materially limit our ability to utilize these NOL carryforwards, the Section 382 rules are complex and there is no assurance our view is correct. In the event that the combined company experiences ownership changes in the future, our ability to use pre-change NOL carryforwards and other tax attributes to offset post-change taxable income will be subject to limitations. As a result, we may be unable to use a material portion of Rocket Lab NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

On September 9, 2019, Treasury and the IRS issued proposed regulations regarding the items of income and deduction which are included in the calculation of built-in gains and losses under section 382. The proposed regulations were subject to a 60-day comment period and are proposed to be effective for ownership changes occurring after the effective date of temporary or final regulations. In response to concerns expressed in comment letters, in January 2020 the IRS withdrew a portion of the proposed regulations to provide transition relief for eligible taxpayers. Temporary or final regulations have not yet been issued by Treasury and the IRS.

In addition, California has temporarily suspended the NOL carryover deduction, and capped the use of business incentive tax credits, for three years by the enactment of Assembly Bill 85 on June 29, 2020.

Our operations are subject to governmental law and regulations relating to environmental matters, which may expose us to significant costs and liabilities that could negatively impact our financial condition.

We are subject to various federal, state, provincial and local environmental laws and regulations relating to the operation of our businesses, including those governing pollution, the handling, storage, disposal and transportation of hazardous substances, and the ownership and operation of real property. Such laws and regulations may result in significant liabilities and costs to us due to the actions or inactions of the previous owners. In addition, new laws and regulations, more stringent enforcement of existing laws and regulations or the discovery of previously unknown contamination could result in additional costs.

We may experience warranty claims for product failures, schedule delays or other problems with existing or new products.

Many of the products we develop and manufacture are technologically advanced systems that must function under demanding operating conditions. The sophisticated and rigorous design, manufacturing and testing processes and practices we employ do not entirely prevent the risk that we may not be able to successfully launch or manufacture our products on schedule or that our products may not perform as intended.

When our products fail to perform adequately, some of our contracts require us to forfeit a portion of our expected profit, receive reduced payments, provide a replacement product or service or reduce the price of subsequent sales to the same customer. Performance penalties may also be imposed when we fail to meet delivery schedules or other measures of contract performance. We do not generally insure against potential costs resulting from any required remedial actions or costs or loss of sales due to postponement or cancellation of scheduled operations or product deliveries.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, the Equity Incentive Plan or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under the Equity Incentive Plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of the Nasdaq and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. We may need to hire more employees in the future or engage outside consultants to assist us in complying with these requirements, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and being subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations and financial condition.

Risks Related to the Business Combination and Vector

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Vector,” “we,” “us” or “our” refers to Vector or Vector Delaware prior to the Business Combination, as the case may be, and to New Rocket Lab and its subsidiaries following the Business Combination.

Our Sponsor has entered into a letter agreement with us to vote in favor of the Business Combination, regardless of how our public shareholders vote.

Unlike some other blank check companies in which the sponsor agrees to vote its shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Initial Shareholders (including our Sponsor), pursuant to the Sponsor Letter Agreement and Insider Letter, have agreed, among other things, to vote all of their ordinary shares in favor of all the proposals being presented at the annual general meeting, including the Business Combination Proposal and the Domestication Proposal. As of the date of this proxy statement/prospectus, our Initial Shareholders own 20.0% of our issued and outstanding ordinary shares.

Neither the Vector Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

Neither the Vector Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that Vector is paying for Rocket Lab is fair to Vector from a financial point of view. Neither the Vector Board nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the Vector Board and management conducted due diligence on Rocket Lab and researched the industry in which Rocket Lab operates. The Vector Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including financial and market data information on selected comparable companies, the implied purchase price multiple of Rocket Lab and the financial terms set forth in the Merger Agreement and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of the Vector Board and management in valuing Rocket Lab, and the Vector Board and management may not have properly valued Rocket Lab’s business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

Since the Initial Shareholders and our executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Rocket Lab is appropriate as our initial business combination. Such interests include that the Initial Shareholders and our executive officers, will lose their entire investment in us if our business combination is not completed.

When you consider the recommendation of the Vector Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholders, including Vector’s directors, have interests in such proposal that are different from, or in addition to (which may conflict with), those of Vector shareholders and warrant holders generally.

These interests include, among other things, the interests listed below:

•	the fact that our Initial Shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for 8,625,000 Class B ordinary shares, 8,000,000 of which are currently owned by the Initial Shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $8,400,000 for its private placement warrants, and the private placement warrants would be worthless if a business combination is not consummated by September 29, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the affiliates of Vector have agreed to purchase 5,000,000 shares of New Rocket Lab Common Stock at $10.00 per share in the PIPE Financing on the same terms and conditions as the other PIPE Investors;

•

the fact that the Initial Shareholders and certain of Vector’s current officers have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Vector fails to complete an initial business combination by September 29, 2022;

•	the fact that the Registration Rights Agreement will be entered into by the Sponsor and certain other affiliates of Vector;

•

the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Vector in an aggregate amount of up to $1,500,000 may be converted into warrants to purchase Class A ordinary shares in connection with the consummation of the Business Combination;

•	the continued indemnification of Vector’s directors and officers and the continuation of Vector’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•	the fact that the Sponsor and Vector’s officers and directors will lose their entire investment in Vector if an initial business combination is not consummated by September 29, 2022;

•

the fact that if the trust account is liquidated, including in the event Vector is unable to complete an initial business combination by September 29, 2022, the Sponsor has agreed to indemnify Vector to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Vector has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Vector, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account; and

•	the fact that Vector may be entitled to distribute or pay over funds held by Vector outside the trust account to the Sponsor or any of its affiliates prior to the Closing.

See “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for additional information on interests of Vector’s directors and executive officers.

The personal and financial interests of the Initial Shareholders as well as Vector’s directors and executive officers may have influenced their motivation in identifying and selecting Rocket Lab as a business combination target, completing the Business Combination and influencing the operation of the business following the Business Combination. In considering the recommendations of the Vector Board to vote for the proposals, its shareholders should consider these interests.

The exercise of Vector’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Vector’s shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require Vector to agree to amend the Merger Agreement, to consent to certain actions taken by Rocket Lab or to waive rights that Vector is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Rocket Lab’s business, a request by Rocket Lab to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Rocket Lab’s business and would entitle Vector to terminate the Merger Agreement. In any of such circumstances, it would be at Vector’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or executive officers described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, or they may believe is best for Vector and its shareholders and what he, or they may believe is best for himself, or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Vector does not believe there will be any changes or waivers that Vector’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Vector will circulate a new or amended proxy statement/prospectus and resolicit Vector’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Management of New Rocket Lab will have broad discretion in the use of the funds it will have available as a result of the Business Combination and may not use them effectively.

Management of New Rocket Lab will have broad discretion in the application of the funds it will have available as a result of the Business Combination, and you will not have the opportunity as part of your investment decision to assess whether these funds are being used appropriately. The failure by management of New Rocket Lab to apply these funds effectively could harm our business. Pending their use, management of New Rocket Lab may invest the funds it will have available as a result of the Business Combination in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government. These investments may not yield a favorable return. If New Rocket Lab does not use the funds it will have available as a result of the Business Combination effectively, our business, results of operations and financial condition could be harmed.

Subsequent to consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Rocket Lab has identified all material issues or risks associated with Rocket Lab, its business or the industry in which it competes. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or New Rocket Lab. Accordingly, any shareholders of Vector who choose to remain New Rocket Lab stockholders following the Business Combination could suffer a reduction in the value of their shares and warrants. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Rocket Lab’s actual financial position or results of operations would have been.

Vector and Rocket Lab currently operate as separate companies and have had no prior history as a combined entity, and Vector’s and Rocket Lab’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Rocket Lab. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Vector’s and Rocket Lab’s historical financial statements and certain adjustments and assumptions have been made regarding Rocket Lab after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of Rocket Lab.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Rocket Lab’s financial condition or results of operations following the Closing. Any potential decline in Rocket Lab’s financial condition or results of operations may cause significant variations in the stock price New Rocket Lab.

The ability of our public shareholders to exercise redemption rights with respect to a large number of our public shares may not allow us to complete the most desirable business combination or optimize the capital structure of New Rocket Lab.

At the time of entering into the Merger Agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, the satisfaction of the Minimum Available Cash Condition. Therefore, if holders of more than 28,700,000 of our Class A ordinary shares redeem such shares in connection with the Business Combination and Rocket Lab does not otherwise waive our satisfaction of the Minimum Available Cash Condition, then the Business Combination may not be consummated. For further details, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Our Initial Shareholders, as well as Rocket Lab, our directors, executive officers, advisors and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Vector Shareholder Matters, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Vector Shareholder Matters. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirements that each of the Vector Shareholder Matters be approved by the requisite vote (ii) otherwise limit the number of public shares electing to redeem and (iii) increase the likelihood that New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the annual general meeting and would likely increase the chances that such proposals would be approved.

In addition, if such purchases are made, the public “float” of our public shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we have and will continue to seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per share initially held in the trust account, due to claims of such creditors. In order to protect the amounts held in the trust account, the Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the trust account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we may not be able to return to our public shareholders $10.00 per share (which was the offering price in our initial public offering).

In the event we distribute the proceeds in the trust account to our public shareholders and subsequently file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the trust account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares or, after the Business Combination, the New Rocket Lab Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares or, after the Business Combination, the New Rocket Lab Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares or, after the Business Combination, the New Rocket Lab Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. Rocket Lab is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New Rocket Lab management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Rocket Lab after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Rocket Lab Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The price of New Rocket Lab Common Stock and New Rocket Lab’s warrants may be volatile.

Upon consummation of the Business Combination, the price of New Rocket Lab Common Stock and New Rocket Lab’s warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which New Rocket Lab and its customers operate;

•	variations in its operating performance and the performance of its competitors in general;

•	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

•	actual or anticipated fluctuations in New Rocket Lab’s quarterly or annual operating results;

•	the public’s reaction to New Rocket Lab’s press releases, its other public announcements and its filings with the SEC;

•	New Rocket Lab’s failure or the failure of its competitors to meet analysts’ projections or guidance that New Rocket Lab or its competitors may give to the market;

•	additions and departures of key personnel;

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving New Rocket Lab;

•	changes in New Rocket Lab’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	publication of research reports by securities analysts about New Rocket Lab or its competitors or its industry;

•	sales of shares of New Rocket Lab Common Stock by the PIPE Investors;

•

the volume of shares of New Rocket Lab Common Stock available for public sale, including as a result of the conversion of the Convertible Notes into shares of New Rocket Lab Common Stock or termination of the post-closing lock-up pursuant to the terms thereof; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New Rocket Lab Common Stock and New Rocket Lab’s warrants regardless of the operating performance of New Rocket Lab.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Rocket Lab Common Stock to drop significantly, even if New Rocket Lab’s business is doing well.

Sales of a substantial number of shares of New Rocket Lab Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Rocket Lab Common Stock.

It is anticipated that, upon completion of the Business Combination on a fully diluted basis treating vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 as outstanding based on the treasury method, consistent with the calculation of the Exchange Ratio, (i) the Rocket Lab Holders will own, collectively, approximately 82.0% of the outstanding New Rocket Lab Common Stock; (ii) Vector’s public shareholders will own, collectively, approximately 6.6% of the outstanding New Rocket Lab Common Stock; (iii) the PIPE Investors (including affiliates of Vector) will own, collectively, approximately 9.7% of the outstanding New Rocket Lab Common Stock and; (iv) Vector’s Initial Shareholders will own, collectively, approximately 1.7% of the outstanding New Rocket Lab Common Stock. These percentages assume an Implied Vector Share Price that is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020, and that (a) none of Vector’s outstanding public shares are redeemed in connection with the Business Combination; (b) the maximum number of Management Redemption Shares are redeemed by Rocket Lab at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price; (c) 395,994,003 shares of New Rocket Lab Common Stock are held by the Rocket Lab Holders on a fully diluted basis, including shares attributable to vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 determined based on the treasury method, consistent with the calculation of the Exchange Ratio; (d) 46,700,000 shares of New Rocket Lab Common Stock are issued in the PIPE Financing; (e) no Assumed Warrants that will be outstanding immediately following Closing have been exercised; and (f) the Earnout Shares are not earned. If the actual facts are different than these assumptions, the ownership percentages in New Rocket Lab will be different.

Although the Sponsor and certain of Rocket Lab’s stockholders will be subject to certain restrictions regarding the transfer of New Rocket Lab Common Stock, these shares may be sold after the expiration of the applicable transfer restrictions. As these transfer restrictions end and one or more registration statements are available for resale of these shares of New Rocket Lab Common Stock, the market price of New Rocket Lab Common Stock could decline if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

The public shareholders will experience immediate dilution as a consequence of the issuance of New Rocket Lab Common Stock as consideration in the Business Combination and in the PIPE Financing.

It is anticipated that, upon completion of the Business Combination on a fully diluted basis treating vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 as outstanding based on the treasury method, consistent with the calculation of the Exchange Ratio, (i) the Rocket Lab Holders will own, collectively, approximately 82.0% of the outstanding New Rocket Lab Common Stock; (ii) Vector’s public shareholders will own, collectively, approximately 6.6% of the outstanding New Rocket Lab Common Stock; (iii) the PIPE Investors (including affiliates of Vector) will own, collectively, approximately 9.7% of the outstanding New Rocket Lab Common Stock and (iv) Vector’s Initial Shareholders will own, collectively, approximately 1.7% of the outstanding New Rocket Lab Common Stock. These percentages assume an Implied Vector Share Price that is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020 and that (a) none of Vector’s outstanding public shares are redeemed in connection with the Business Combination; (b) the maximum number of Management Redemption Shares are redeemed by Rocket Lab at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price; (c) 395,994,003 shares of New Rocket Lab Common Stock are held by the Rocket Lab Holders on a fully diluted basis, including shares attributable to vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 determined based on the treasury method, consistent with the calculation of the Exchange Ratio; (d) 46,700,000 shares of New Rocket Lab Common Stock are issued in the PIPE Financing (as defined in the accompanying proxy statement/prospectus); (e) no Assumed Warrants that will be outstanding immediately following Closing have been exercised and (f) the Earnout Shares are not earned. If the actual facts are different than these assumptions, the ownership percentages in New Rocket Lab will be different. The issuance of additional shares of New Rocket Lab Common Stock to Rocket Lab Holders and the PIPE Investors will significantly dilute the equity interest of existing holders of Vector securities, and may adversely affect prevailing market prices for the New Rocket Lab Common Stock and/or the New Rocket Lab Warrants.

The exercise of New Rocket Lab Warrants would increase the number of shares of New Rocket Lab Common Stock eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, holders of our public warrants will receive New Rocket Lab Warrants to purchase an aggregate of 16,266,666 shares of New Rocket Lab Common Stock. These New Rocket Lab Warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these New Rocket Lab Warrants will be $11.50 per share. To the extent such New Rocket Lab Warrants are exercised, additional shares of New Rocket Lab Common Stock will be issued, which will result in dilution to the holders of New Rocket Lab Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such New Rocket Lab Warrants may be exercised could adversely affect the prevailing market prices of New Rocket Lab Common Stock. However, there is no guarantee that these New Rocket Lab Warrants will ever be in the money prior to their expiration, and as such, they may expire worthless.

Even if the Business Combination is consummated, the public warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

The public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Vector. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the number of the then outstanding private placement warrants. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of New Rocket Lab Common Stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if the last reported sales price of the New Rocket Lab Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefore at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, we may redeem your warrants at any time after they become exercisable and prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, if the New Rocket Lab Common Stock equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If we call the warrants for redemption under this scenario, holders will be able to exercise their warrants prior to redemption for a number of shares of New Rocket Lab Common Stock determined based on the redemption date and the fair market value of such shares.

The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants. None of the private placement warrants will be redeemable by us, subject to certain circumstances, so long as they are held by our sponsor or its permitted transferees.

Nasdaq may not list New Rocket Lab’s securities on its exchange, which could limit investors’ ability to make transactions in New Rocket Lab’s securities and subject New Rocket Lab to additional trading restrictions.

An active trading market for New Rocket Lab’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s listing requirements. We will apply to have New Rocket Lab’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all listing requirements. Even if New Rocket Lab’s securities are listed on Nasdaq, New Rocket Lab may be unable to maintain the listing of its securities in the future.

If New Rocket Lab fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, neither we nor Rocket Lab would be required to consummate the Business Combination. In the event that we and Rocket Lab elected to waive this condition, and the Business Combination was consummated without New Rocket Lab’s securities being listed on the Nasdaq or on another national securities exchange, New Rocket Lab could face significant material adverse consequences, including:

•	a limited availability of market quotations for New Rocket Lab’s securities;

•	reduced liquidity for New Rocket Lab’s securities;

•

a determination that New Rocket Lab Common Stock is a “penny stock,” which will require brokers trading in New Rocket Lab Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Rocket Lab’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New

Rocket Lab’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.

Securities research analysts may establish and publish their own periodic projections for New Rocket Lab following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.

We are subject to, and New Rocket Lab will be subject to, changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both Vector’s costs and the risk of non-compliance and will increase both New Rocket Lab’s costs and the risk of non-compliance.

We are and New Rocket Lab will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and New Rocket Lab’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New Rocket Lab’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

During the pendency of the Business Combination, Vector will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

During the pendency of the Business Combination, Vector will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative acquisition proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement, in part because of the inability of the Vector Board to change its recommendation in connection with the Business Combination. The Merger Agreement does not permit our Board of Directors to change, withdraw, withhold, qualify or modify or publicly propose to change, withdraw, modify, amend or qualify its recommendation in favor of the Business Combination Proposal.

Certain covenants in the Merger Agreement impede the ability of Vector to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, Vector may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.

Risks Related to the Consummation of the Domestication

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to Vector prior to the Business Combination and to New Rocket Lab and its subsidiaries following the Business Combination.

The Domestication may result in adverse tax consequences for holders of public shares.

U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — U.S. Holders”) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of Vector Delaware Class A common stock, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations — Non-U.S. Holders” below) may become subject to withholding tax on any dividends paid or deemed paid on shares of Vector Delaware Class A common stock after the Domestication.

As discussed more fully under “U.S. Federal Income Tax Considerations,” the Domestication generally should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to the facts and circumstances relating to Vector, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, subject to the PFIC rules described in further detail below, a U.S. Holder generally would recognize gain or loss with respect to its public shares or public warrants in an amount equal to the difference, if any, between the fair market value of the corresponding shares of Vector Delaware Class A common stock or Vector Delaware warrants received in the Domestication and the U.S. Holder’s adjusted tax basis in its public shares and public warrants surrendered in exchange therefor.

In the case of a transaction, such as the Domestication, that should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders will be subject to Section 367(b) of the Code and, as a result: a U.S. Holder that on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss and will not be required to include any part of Vector’s earnings in income in respect of the Domestication; a U.S. Holder that on the day of the Domestication beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% or more of the total value of all classes of our stock, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its public shares for shares of Vector Delaware Class A common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the public shares held directly by such U.S. Holder; and a U.S. Holder that on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the public shares held directly by such U.S. Holder; however, any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).

Notwithstanding the foregoing, if Vector qualifies as a PFIC, a U.S. Holder of public shares or public warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its public shares or public warrants for Vector Delaware Class A common stock or Vector Delaware warrants pursuant to the Domestication under PFIC rules of the Code equal to the excess, if any, of the fair market value of the shares of Vector Delaware Class A common stock or Vector Delaware warrants received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding public shares or public warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”

All holders are urged to consult their tax advisor for the tax consequences of the Domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see “U.S. Federal Income Tax Considerations.”

Upon consummation of the Business Combination, the rights of holders of New Rocket Lab Common Stock arising under the DGCL as well as Proposed Governing Documents will differ from and may be less favorable to the rights of holders of Class A ordinary shares arising under Cayman Islands law as well as our Existing Governing Documents.

Upon consummation of the Business Combination, the rights of holders of New Rocket Lab Common Stock will arise under the Proposed Governing Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Governing Documents and Cayman Islands law and, therefore, some rights of holders of New Rocket Lab Common Stock could differ from the rights that holders of Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that New Rocket Lab becomes involved in costly litigation, which could have a material adverse effect on New Rocket Lab.

In addition, there are differences between the Proposed Governing Documents of New Rocket Lab and the Existing Governing Documents of Vector. For a more detailed description of the rights of holders of New Rocket Lab Common Stock and how they may differ from the rights of holders of Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of New Rocket Lab are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus, and we urge you to read them.

Provisions in our Proposed Governing Documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current board of directors, and limit the market price of the New Rocket Lab Common Stock.

Provisions that will be in our Proposed Certificate of Incorporation and Proposed Bylaws could depress the trading price of New Rocket Lab Common Stock by acting to discourage, delay or prevent a change of control or changes in our management that the stockholders of our company may deem advantageous. Our Proposed Certificate of Incorporation and our Proposed Bylaws, which will become effective upon the completion of the Business Combination, will include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our Proposed Bylaws and Proposed Certificate of Incorporation;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the Chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•

require satisfaction of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the DGCL may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of New Rocket Lab Common Stock. See the section titled “Description of New Rocket Lab Securities” for additional information.

Our Proposed Certificate of Incorporation will designate courts located within the State of Delaware or the federal courts located within the United States as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us.

The Proposed Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

•	any action asserting a claim arising pursuant to the DGCL, our Proposed Certificate of Incorporation or our Proposed Bylaws; or

•	any action asserting a claim that is governed by the internal affairs doctrine, or (collectively, the “Delaware Forum Provision”).

The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act. Further, the Proposed Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our Proposed Certificate of Incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our Proposed Certificate of Incorporation may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Risks Related to the Redemption

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “we,” “us” or “our” refers to Vector prior to the Business Combination and to New Rocket lab and its subsidiaries following the Business Combination.

Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i) (a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental, Vector’s transfer agent, in which it (a) requests that Vector redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number and address; and (iii) delivers its public shares to Continental, Vector’s transfer agent, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to, Pacific time, on, 2021 (two business days before the annual general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Continental, Vector’s transfer agent, will need to act to facilitate this request. It is Vector’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Vector does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Vector’s transfer agent, Vector will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Annual General Meeting of Vector — Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder fails to receive notice of Vector’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Vector’s compliance with the proxy rules, a public shareholder fails to receive Vector’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that Vector is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Annual General Meeting of Vector — Redemption Rights” for additional information on how to exercise your redemption rights.

Vector does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of Vector’s public shareholders have redeemed their shares.

The Existing Governing Documents do not provide a specified maximum redemption threshold, except that Vector will not redeem public shares in an amount that would cause Vector’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

As a result, Vector may be able to complete the Business Combination even though a substantial portion of public shareholders have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Vector or the persons described above have been entered into with any such investor or holder. Vector will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the annual general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Vector will require each public shareholder seeking to exercise redemption rights to certify to Vector whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to Vector at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Vector makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Vector’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Vector if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Vector consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Vector cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Vector’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, Vector’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

Vector can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Vector’s share price, and may result in a lower value realized now than a shareholder of Vector might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

The securities in which we invest the funds held in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our Business Combination or make certain amendments to our Existing Government Documents, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income, net of income taxes paid or payable (less, in the case we are unable to complete our initial business combination, $100,000 of interest to pay dissolution expenses). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares).

Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination (which shall be the Business Combination should it occur). Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the Vector Board will not have the ability to adjourn the annual general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination would not be approved or consummated.

The Vector Board is seeking approval to adjourn the annual general meeting to a later date or dates if, at the annual general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Vector Shareholder Matters. If the Adjournment Proposal is not approved, the Vector Board will not have the ability to adjourn the annual general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Vector Shareholder Matters. In such event, the Business Combination would not be approved or consummated.

Risks if the Domestication and the Business Combination are not Consummated

References in this section to “we,” “us” and “our” refer to Vector.

If we are not able to complete the Business Combination with Rocket Lab or able to complete another business combination by September 29, 2022, in each case, as such date may be extended pursuant to our Existing Governing Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

If we are not able to complete the Business Combination with Rocket Lab nor able to complete another business combination by September 29, 2022, in each case, as such date may be extended pursuant to our Existing Governing Documents we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend Existing Governing Documents (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by September 29, 2022 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares and (iii) the redemption of our public shares if we have not consummated an initial business by September 29, 2022, subject to applicable law and as further described herein. Public shareholders who redeem their Class A ordinary shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by September 29, 2020, with respect to such Class A ordinary shares so redeemed. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Holders of warrants will not have any right to the proceeds held in the trust account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

If we do not consummate an initial business combination by September 29, 2022, our public shareholders may be forced to wait until after September 29, 2022 before redemption from the trust account.

If we are unable to consummate our initial business combination by September 29, 2022 (as such date may be extended pursuant to our Existing Governing Documents), we will distribute the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Existing Governing Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond September 29, 2022 (as such date may be extended pursuant to our Existing Governing Documents), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Existing Governing Documents, and only then in cases where investors have sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we do not complete our initial business combination and do not amend our Existing Governing Documents. Our Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through September 29, 2022, and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of December 31, 2020, we had cash of $865,903 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of December 31, 2020, we had total current liabilities of $217,395. The funds available to us outside of the trust account may not be sufficient to allow us to operate until September 29, 2022, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

Because Vector is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Because Vector is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. Vector is currently an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Vector’s directors or officers, or enforce judgments obtained in the United States courts against Vector’s directors or officers.

Until the Domestication is effected, Vector’s corporate affairs are governed by the Existing Governing Documents, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Vector under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Vector’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Vector judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Vector predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Vector Board or controlling shareholders than they would as public shareholders of a United States company.

ANNUAL GENERAL MEETING OF VECTOR

General

Vector is furnishing this proxy statement/prospectus to Vector’s shareholders as part of the solicitation of proxies by the Vector Board for use at the annual general meeting of Vector to be held on                , 2021, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to Vector’s shareholders on or about                , 2021 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Vector’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the annual general meeting.

Date, Time and Place

The annual general meeting will be held at                , Pacific Time, on                , 2021 at the offices of Kirkland & Ellis LLP located at 555 California Street, 27th Floor, San Francisco, California 94104, and via a virtual meeting, unless the annual general meeting is adjourned. In the interest of public health, and due to the impact of the coronavirus (COVID-19), we may hold the annual general meeting through a “virtual” or online method.

Purpose of the Vector annual general meeting

At the annual general meeting, Vector is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination;

•	a proposal to approve by special resolution the Domestication;

•	the following three (3) separate proposals to approve the following material differences between the Existing Governing Documents and the Proposed Governing Documents:

•

as an ordinary resolution, to authorize the change in the authorized share capital of Vector from US$50,100 divided into (i) 450,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 2,500,000,000 shares of New Rocket Lab Common Stock and 100,000,000 shares of New Rocket Lab Preferred Stock;

•	as an ordinary resolution, to authorize the removal of the ability of New Rocket Lab stockholders to take action by written consent in lieu of a meeting; and

•

as a special resolution, to amend and restate the Existing Governing Documents and authorize all other changes in connection with the replacement of Existing Governing Documents with the Proposed Governing Documents as part of the Domestication, including (i) making New Rocket Lab’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, (iii) providing that each share of Vector Delaware Class B common stock will be entitled to 10 votes per share prior to the effective time of the First Merger (which provision shall be removed and no longer be applicable upon consummation of the Business Combination) and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Vector Board believes is necessary to adequately address the needs of New Rocket Lab after the Business Combination;

•

a proposal to approve by ordinary resolution the issuance of shares of New Rocket Lab Common Stock in connection with the Business Combination and the PIPE Financing pursuant to Nasdaq Listing Rule 5635;

•	a proposal to approve by ordinary resolution and adopt the Equity Incentive Plan;

•	a proposal to approve by ordinary resolution and adopt the ESPP;

•	a proposal to approve by ordinary resolution of the Class B shareholders the re-appointment of David Kennedy as a Class I director; and

•

a proposal to approve by ordinary resolution the adjournment of the annual general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the annual general meeting.

Each of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal is conditioned on the approval and adoption of each of the other Vector Shareholder Matters. The Adjournment Proposal is not conditioned on any other proposal. The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting.

Recommendation of the Vector Board

The Vector Board believes that the Business Combination Proposal and the other proposals to be presented at the annual general meeting are in the best interest of Vector and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Director Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the annual general meeting.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

Vector shareholders holding shares in “street name” will be entitled to vote or direct votes to be cast at the annual general meeting if they owned ordinary shares at the close of business on                , 2021, which is the “record date” for the annual general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. As of the close of business on the record date, there were 40,000,000 ordinary shares issued and outstanding, of which 32,000,000 were issued and outstanding public shares.

Quorum

A quorum of Vector shareholders is necessary to hold a valid meeting. A quorum will be present at the annual general meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ordinary shares entitled to vote at the annual general meeting are represented in person or by proxy at the annual general meeting. As of the record date for the annual general meeting, 20,000,001 ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Vector but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of each of the Governing Documents Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter, other than Proposal C which requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

The approval of the Director Proposal requires an ordinary resolution of the Class B ordinary shareholders under Cayman Islands law, being the affirmative vote in person or represented by proxy of the holders of a majority of the outstanding Class B ordinary shares entitled to vote and actually cast thereon at the annual general meeting. Vector Acquisition Partners, L.P., our sponsor and holder of approximately 99.4% of our outstanding Class B ordinary shares, has informed us that it intends to vote in favor of the Director Proposal.

Each of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan

Proposal is conditioned on the approval and adoption of each of the other Vector Shareholder Matters. The Adjournment Proposal is not conditioned on any other proposal. The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting.

We expect that the record date relating to the approval of the First Merger by Vector Delaware stockholders will be the date of the annual general meeting, following our shareholders’ approval of the Vector Shareholder Matters. Assuming our shareholders have approved the Domestication Proposal and the Governing Documents Proposals, then, pursuant to Vector Delaware’s certificate of incorporation to be effective upon the Domestication, each stockholder of record of Vector Delaware Class A common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, while each stockholder of record of Vector Delaware Class B common stock will be entitled to 10 votes per share. Under the DGCL, the First Merger will require the approval of holders of at least a majority of the voting power of the outstanding shares of Vector Delaware entitled to vote thereon. As a result of the voting power of the Vector Delaware Class B common stock, the approval of our Initial Shareholders, as the holders of such Vector Delaware Class B common stock, will be the only approval required to effect the First Merger. The purpose of utilizing this dual class structure is solely to reduce the administrative burden associated with effecting the First Merger. Following the consummation of the Business Combination, New Rocket Lab will have only one class of common stock, and all stockholders of New Rocket Lab will be entitled to the same number of votes per share on all matters to be considered by the New Rocket Lab stockholders.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote, except for the Director Proposal. Each Class B ordinary share that you own in your name entitles you to one vote on each of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Proposal and the Adjournment Proposal. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the annual general meeting:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Vector Board “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Governing Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Adjournment Proposal and “FOR” the Director Proposal, in each case, if presented to the annual general meeting. Votes received after a matter has been voted upon at the annual general meeting will not be counted.

•

You can attend the annual general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Vector can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a Vector shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Vector in writing before the annual general meeting that you have revoked your proxy; or

•	you may attend the annual general meeting, revoke your proxy and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow, our proxy solicitor, by calling free (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing VACQ.info@investor.morrowsodali.com.

Redemption Rights

In connection with the proposed Business Combination, pursuant to the Existing Governing Documents, a public shareholder may request that Vector redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares;

(ii)

submit a written request to Continental, Vector’s transfer agent, in which you (a) request that Vector redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)	deliver your public shares to Continental, Vector’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                ,                Pacific time, on                , 2021 (two business days before the annual general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Public holders that hold their units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, Vector’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, Vector’s transfer agent, Vector will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, this would have amounted to approximately $10.00 per issued and outstanding public share, based on 28,700,000 shares subject to possible redemption as of December 31, 2020. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and accordingly it is shares of New Rocket Lab Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of New Rocket Lab Common Stock that have not been tendered

(either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the annual general meeting. If you deliver your shares for redemption to Continental, our transfer agent, and later decide prior to the annual general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, our transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, our transfer agent, prior to the vote taken on the Business Combination Proposal at the annual general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, our agent, at least two business days prior to the vote at the annual general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement and the Insider Letter, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the annual general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own approximately 20.0% of the issued and outstanding ordinary shares. See “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of our public shares on December 31, 2020 was $10.11 per share. For illustrative purposes, as of December, 2020, funds in the trust account plus accrued interest thereon totaled approximately $320,004,846, or approximately $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Vector cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither our shareholders nor our warrant holders have appraisal rights in connection with the Domestication under the Cayman Islands Companies Act or under the DGCL. As described herein, Vector Delaware stockholders will have appraisal rights with respect to the First Merger. See “Appraisal Rights”.

Proxy Solicitation Costs

Vector is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Vector and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Vector will bear the cost of the solicitation.

Vector has hired Morrow to assist in the proxy solicitation process. Vector will pay that firm a fee of $             plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Such fee will be paid with non-trust account funds.

Vector will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Vector will reimburse them for their reasonable expenses.

Vector Initial Shareholders’ Agreements

As of the date of this proxy statement/prospectus, there are 40,000,000 ordinary shares of Vector issued and outstanding, which includes an aggregate of 8,000,000 Class B ordinary shares held by the Initial Shareholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 16,266,666 warrants to acquire ordinary shares, comprised of 5,600,000 private placement warrants held by the Sponsor and 10,666,666 public warrants.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Vector Shareholder Matters, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Vector Shareholder Matters. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirements that the requirements that each of the Vector Shareholder Matters be approved by the requisite vote, (ii) otherwise limit the number of public shares electing to redeem their public shares and (iii) increase the likelihood that New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the annual general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the annual general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

APPRAISAL RIGHTS

Unless otherwise noted, all references in this “Appraisal Rights” section to the “Surviving Corporation” refers to Vector Delaware immediately following First Effective Time and refers to New Rocket Lab after the Second Effective Time.

Appraisal Rights in Connection with the Domestication

Neither our shareholders nor our warrant holders have appraisal rights in connection with the Domestication under the Cayman Islands Companies Act or under the DGCL.

Appraisal Rights In Connection with the First Merger

Under Delaware law, if a holder of record of Vector Delaware common stock does not wish to accept the consideration provided for pursuant to the First Merger, and such merger is completed, such stockholder has the right to seek appraisal of his, her or its Vector Delaware common stock and to receive payment in cash for the fair value of his, her or its Vector Delaware common stock exclusive of any element of value arising from the accomplishment or expectation of the First Merger, as determined by the Court, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such shares as determined by the Court may be more or less than, or the same as, the value of the consideration that the stockholder is otherwise entitled to receive under the terms of the Merger Agreement. Any holder of record of Vector Delaware common stock who elects to exercise appraisal rights must not consent, with respect to such shares, to the adoption of the First Merger and must properly demand appraisal of such shares and must comply with the other requirements of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Failure to strictly comply with the procedures specified in a timely and proper manner will result in the loss of appraisal rights under Delaware law. If a holder of Vector Delaware common stock wishes to exercise appraisal rights, or preserve the ability to do so, such holder must not consent, with respect to such shares, to the adoption of the First Merger and must otherwise comply with the requirements of Section 262 of the DGCL.

This section is intended only as a brief summary of the provisions of the Delaware statutory procedures that a holder of Vector Delaware common stock must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex M to this proxy statement/prospectus and incorporated by reference herein and by reference to the notice of appraisal that will be mailed to holders of Vector Delaware common stock following the First Effective Time. Annex M and such notice of appraisal rights should be reviewed carefully by any stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in Vector Delaware common stock immediately prior to the First Merger that will be held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that, when a merger agreement is adopted by written consent of stockholders in lieu of a meeting of stockholders, each of the stockholders entitled to appraisal rights must be given notice of the approval of the merger and that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved by stockholders and no later than 10 days after the First Effective Time. This proxy statement/prospectus is not intended to constitute such notice under Section 262 of the DGCL. If given at or after the First Merger, the notice must also specify the First Effective Time, otherwise, a supplementary notice will provide this information. A holder of Vector Delaware common stock electing to exercise his, her or its appraisal rights will need to take action following receipt of the notice of appraisal rights, but this description is being provided to all shareholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

How to Preserve, Exercise and Perfect Your Appraisal Rights

As noted above, all holders of Vector Delaware common stock will be entitled to exercise appraisal rights with respect to the First Merger. If a holder of Vector Delaware common stock wishes to exercise appraisal rights, or preserve the ability to do so, such holder must not consent, with respect to such shares, to the adoption of the First Merger. As described below, you must also continue to hold your shares through the completion of the First Merger.

If you elect to demand appraisal of your Vector Delaware common stock, you must deliver to the Surviving Corporation, which refers to Vector Delaware immediately following the First Merger, and New Rocket Lab immediately following the Second Merger, at the specific address, which will be included in the notice of appraisal rights, a written demand for appraisal of your Vector Delaware common stock within 20 days after the date of the giving of such notice. Do not submit a demand before the date of the notice of appraisal rights, because under Delaware case law, a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

A holder of Vector Delaware common stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold of record such shares through the First Effective Time. Appraisal rights will be lost if your Vector Delaware common stock are transferred prior to the First Merger. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

Holders of Vector Delaware common stock who are seeking appraisal of such shares must not complete or submit any letter of transmittal or other documentation to receive New Rocket Lab Common Stock. Vector Delaware will take the position that completing or submitting such documentation will be deemed acceptance of the consideration offered pursuant to the First Merger and result in the loss of a stockholder’s right to appraisal of Vector Delaware common stock.

If you and/or the record holder of your Vector Delaware common stock, fail to comply with all of the requirements of Section 262 of the DGCL to perfect your appraisal rights, you will have no appraisal rights and instead will be entitled to receive payment of the consideration provided for in the Merger Agreement with respect to the First Merger (if it is completed) and the Second Merger (if it is completed).

In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of Vector Delaware common stock must reasonably inform the Surviving Corporation of the identity of the holder of record of Vector Delaware common stock and his, her or its intent to demand the appraisal of such shares. The demand cannot be made by the beneficial owner of Vector Delaware common stock if such beneficial owner does not also hold of record Vector Delaware common stock. The beneficial owner of Vector Delaware common stock must, in such cases, cause the holder of record of such shares to submit the required demand in respect of such shares. If Vector Delaware common stock are held of record by a person other than the beneficial owner, including a fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by such record holder.

If the Vector Delaware common stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a holder of Vector

Delaware common stock; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. If you will hold your Vector Delaware common stock through a broker or other nominee who in turn will hold such shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. A record holder, who holds Vector Delaware common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the Vector Delaware common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number and type of Vector Delaware common stock as to which appraisal is sought. Where no number of Vector Delaware common stock is expressly mentioned, the demand for appraisal will be presumed to cover all Vector Delaware common stock held in the name of the record holder.

Actions After Completion of the Mergers

At any time within 60 days after the First Effective Time, any Vector Delaware stockholder who has not commenced an appraisal proceeding or who has joined a proceeding as a named party will have the right to withdraw a demand for appraisal and accept the consideration for his, her or its Vector Delaware common stock provided for in the Merger Agreement by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the First Effective Time, will require written approval of the Surviving Corporation. No appraisal proceeding in the Court will be dismissed as to any holder of Vector Delaware common stock without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the consideration for his, her or its Vector Delaware common stock provided for in the Merger Agreement within 60 days after the effective date of the First Merger. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more or less than, or the same as, the value of the consideration for his, her or its Vector Delaware common stock provided for in the Merger Agreement. If the shares of Vector Delaware Class A common stock are listed on a national securities exchange immediately prior to the First Merger, the Court shall dismiss the proceedings as to all holders of shares of Vector Delaware Class A common stock who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Vector Delaware Class A common stock or (2) the value of the consideration provided in the First Merger for such total number of shares exceeds $1 million. The parties anticipate that the Vector Delaware Class A common stock will be listed on a national securities exchange immediately prior to the First Merger.

Within 120 days after the First Effective Time, but not thereafter, either the Surviving Corporation or any Vector Delaware stockholder who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the Vector Delaware common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a Vector Delaware stockholder, service of a copy of such petition will be made upon the Surviving Corporation. There is no present intention for the Surviving Corporation to file such a petition and the Surviving Corporation has no obligation to cause such a petition to be filed, and Vector Delaware stockholders should not assume that the Surviving Corporation will file a petition. Accordingly, the failure of a Vector Delaware stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the First Effective Time, any Vector Delaware stockholder who has properly submitted a written demand for appraisal, who has otherwise complied with the other such requirements of Section 262 of the DGCL, upon request given in writing, will be entitled to receive from the Surviving Corporation, a statement setting forth the aggregate number of Vector Delaware common stock for which a written consent, with respect to Vector Delaware common stock, adopting the Merger Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be given within 10 days after such request has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of Vector Delaware common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation such statement.

If a petition for appraisal is duly filed by a Vector Delaware stockholder and a copy of the petition is served upon the Surviving Corporation, then the Surviving Corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment of their Vector Delaware common stock and with whom agreements as to the value of their Vector Delaware common stock have not been reached by the Surviving Corporation. After notice to Vector Delaware stockholders who have demanded appraisal and the Surviving Corporation given by the Delaware Register in Chancery, if such notice is ordered by the Court, the Court is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Court may require Vector Delaware stockholders who have demanded payment for their Vector Delaware common stock and who hold such shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Court may dismiss the proceedings as to that stockholder.

After determining the Vector Delaware stockholders entitled to appraisal of their Vector Delaware common stock, the Court will appraise such shares in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court will determine the fair value of the Vector Delaware common stock as of the First Merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the First Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court so determines, by the Surviving Corporation to the Vector Delaware stockholders entitled to receive the same upon surrender by those stockholders of the stock certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the First Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the First Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceeding, the surviving company may pay to each stockholder entitled to appraisal an amount in case, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Court and (2) interests theretofore accrued, unless paid at that time.

No representation is made as to the outcome of the appraisal of fair value as determined by the Court and Vector Delaware stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration provided for in the Merger Agreement. Moreover, it is not anticipated that the Surviving Corporation will offer more than the consideration provided for in the Merger Agreement to any stockholder exercising appraisal rights, and the Surviving Corporation reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a Delaware Share is less than the value of the consideration provided for in the Merger Agreement in respect of such share.

In determining “fair value,” the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties by the Court, as it deems equitable in the circumstances. Each Vector Delaware stockholder seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses; although, upon the application of a stockholder, the Court could order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all Vector Delaware common stock entitled to appraisal. Any Vector Delaware stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the First Merger, be entitled to deliver written consent or vote any Vector Delaware common stock subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those shares, other than with respect to payments as of a record date prior to the First Effective Time.

If no petition for appraisal is filed within 120 days after the First Effective Time, as applicable, then you will lose the right to appraisal and instead will receive the consideration for your Vector Delaware common stock pursuant to the Merger Agreement. If you otherwise fail to perfect your appraisal rights or successfully withdraw your demand for appraisal then your right to appraisal will cease and you will only be entitled to receive the consideration for your Vector Delaware common stock pursuant to the Merger Agreement.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS.

In view of the complexity of Section 262 of the DGCL, Vector Delaware stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

Appraisal Rights In Connection With the Second Merger

Under Delaware law, if the Second Merger is completed, holders of shares of Rocket Lab capital stock who do not wish to accept the consideration provided for pursuant to the Second Merger will have the right to seek appraisal of such shares and to receive payment in cash for the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Second Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares. Holders of shares of Rocket Lab capital stock who wish to seek appraisal must make a demand and otherwise comply with the requirements of Section 262 of the DGCL.

In order to demand appraisal in connection with the Second Merger, a holder of record of Rocket Lab capital stock must make a written demand for appraisal within 20 days of the date that Rocket Lab mails a notice of appraisal rights to its stockholders. This proxy statement/prospectus is not intended to constitute such notice.

Rocket Lab intends to mail the notice of appraisal rights with respect to the Second Merger promptly following stockholder adoption of the Merger Agreement. Vector and Rocket Lab currently anticipate that the 20-day period for Rocket stockholders to demand appraisal will expire before the First Effective Time, and before holders of Vector Delaware common stock receive any stock of Rocket Lab. Accordingly, Vector and Rocket Lab currently anticipate that holders of Vector Delaware common stock are entitled to appraisal rights only with respect to the First Merger, and will not be entitled to appraisal rights in connection with the Second Merger.

BUSINESS COMBINATION PROPOSAL

Overview

We are asking our shareholders to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). Vector shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. Please see “— The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

We may consummate the Business Combination only if the Domestication Proposal and the Governing Documents Proposals - Proposal C are approved by the affirmative vote of at least two-thirds of the votes cast by the holders of the ordinary shares present in person or represented by proxy at the annual general meeting and the Business Combination Proposal, the other Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the ordinary shares present in person or represented by proxy at the annual general meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Vector, Merger Sub, Rocket Lab or any other matter.

On March 1, 2021, Vector, Merger Sub and Rocket Lab entered into the Merger Agreement, which provides for, among other things, the following transactions:

(a)

the deregistration by way of continuation of Vector under the Cayman Islands Companies Act (2021 Revision) and the domestication under Part XVII of the DGCL, pursuant to which Vector’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication” and, Vector as of immediately following the Domestication, to be referred to as “Vector Delaware”), and in connection with the Domestication, (i) Vector’s Class A ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Vector Delaware Class A common stock and Vector’s Class B ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Vector Delaware Class B common stock; (ii) Vector’s warrants to purchase Class A ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware warrants and (iii) Vector’s units that have not been separated into Class A ordinary shares and warrants issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware units;

(b)

concurrently with the Domestication, Rocket Lab will undertake the Charter Amendment, and in connection therewith, (i) each issued and outstanding share of preferred stock, par value $0.0001 per share, of Rocket Lab will convert into Rocket Lab Common Stock, in accordance with the terms thereof; (ii) each issued and outstanding share of Rocket Lab Common Stock (after giving effect to the conversion contemplated by clause (i)) will convert automatically into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio; and (iii) each issued and outstanding warrant of Rocket Lab will convert into a Rocket Lab New Warrant for a number of shares of Rocket Lab Common Stock and with the applicable exercise price per share determined in accordance with the Merger Agreement;

(c)

immediately following the Domestication, Merger Sub will merge with and into Vector Delaware, with Vector Delaware surviving the merger as a wholly owned subsidiary of Rocket Lab, and in connection therewith, (i) the shares of Vector Delaware common stock (other than any treasury shares, shares held by Vector Delaware or any dissenting shares) issued and outstanding immediately prior to the First Effective Time will convert into an equal number of shares of Rocket Lab Common Stock; (ii) the Vector Delaware warrants that are outstanding and unexercised immediately prior to the First Effective Time will convert into the Assumed Warrants; and (iii) the Vector Delaware units that are outstanding immediately prior to the First Effective Time will convert into the Assumed Units; and

(d)

immediately following the First Effective Time, Rocket Lab will merge with and into Vector Delaware with Vector Delaware surviving the merger, and in connection therewith, among other things (i) the shares of Rocket Lab Common Stock (other than any treasury shares, shares held by Rocket Lab or dissenting shares) issued and outstanding immediately prior to the Second Effective Time will convert into the New Rocket Lab Common Stock; (ii) the Rocket Lab New Warrants and the Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time will convert into an equal number of warrants to purchase New Rocket Lab Common Stock and (iii) each Assumed Unit that is outstanding immediately prior to the Second Effective Time will automatically be converted into a New Rocket Lab unit that, upon Closing, will entitle the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common Stock.

For purposes of the Merger Agreement, the “Exchange Ratio” equals the quotient obtained by dividing (i) the Aggregate Share Consideration (as defined below) by (ii) the aggregate number of shares of Rocket Lab Common Stock outstanding immediately prior to the Charter Amendment on a fully diluted basis (other than the Management Redemption Shares ( as defined below).

For further details, see “— Consideration to Rocket Lab Holders in the Business Combination.”

In connection with the foregoing and contemporaneously with the execution of the Merger Agreement, Vector entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Vector has agreed to issue and sell to the PIPE Investors, an aggregate of 46,700,000 shares of New Rocket Lab Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $467,000,000, on the terms and subject to the conditions set forth in such Subscription Agreement and the Merger Agreement. The New Rocket Lab Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Vector has granted the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to Closing, including the Subscription Agreements, the Sponsor Letter Agreement, the Rocket Lab Stockholder Support Agreements, the Lockup Agreements, the Management Redemption Agreements and the Second Amended and Restated Registration Rights Agreement. See “— Related Agreements” for more information.

Consideration to Rocket Lab Holders in the Business Combination

In accordance with the terms and subject to the conditions of the Merger Agreement, (i) at the First Effective Time the shares of Vector Delaware common stock (other than any treasury shares, shares held by Vector Delaware or any dissenting shares) issued and outstanding immediately prior to the First Effective Time will convert into an equal number of shares of Rocket Lab Common Stock; (ii) the Vector Delaware warrants that are outstanding and unexercised immediately prior to the First Effective Time will convert into the Assumed Warrants; and (iii) the Vector Delaware units that are outstanding immediately prior to the First Effective Time will convert into the Assumed Units. Immediately following, at the Second Effective Time, (i) the shares of Rocket Lab Common Stock (other than any treasury shares, shares held by Rocket Lab or dissenting shares) issued and outstanding immediately prior to the Second Effective Time will convert into an equal number of New Rocket Lab Common Stock (ii) the Rocket Lab New Warrants and the Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time will convert into an equal number of warrants to purchase New Rocket Lab Common Stock and (iii) each assumed unit that is outstanding immediately prior to the Second Effective Time will automatically be converted into a New Rocket Lab unit that, upon Closing, will be cancelled and will entitle the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common Stock.

In addition to the above consideration, if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, the Rocket Lab Holders will be entitled to receive additional shares of New Rocket Lab Common Stock equal to 8% of the Aggregate Share Consideration (computed without the deduction for the Management Redemption Shares). The Aggregate Share Consideration means the quotient obtained by dividing (i) an amount equal to $4,000,000,000 minus the Management Redemption Amount by (ii) (x) an amount equal to $10.00 plus (y) an amount equal to (a) the interest earned on funds held in Vector’s trust account divided by (b) the number of Class A ordinary shares outstanding immediately prior to the Closing. The Management Redemption Amount means the total consideration payable to management redemption participants, not to exceed $40,000,000.

Aggregate Rocket Lab Proceeds

The aggregate amount of proceeds received by New Rocket Lab in connection with the Business Combination will be used for general corporate purposes after the Business Combination.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Merger Agreement, other than the filing of the Certificates of Merger, is required to take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002 no later than the third (3rd) business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the closing conditions described below under the section entitled “— Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Vector and Rocket Lab may agree in writing.

Conditions to Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•	the Company Stockholder Approvals must have been delivered to Vector, and will remain in full force and effect;

•	the applicable waiting period under the HSR Act relating to the Business Combination having been expired or been terminated;

•

no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by Business Combination being in effect;

•

this registration statement/proxy statement becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement/proxy statement and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•	the approval of the Domestication by the shareholders of Vector in accordance with Vector’s Existing Governing Documents;

•

no provision of any applicable law prohibiting, enjoining or making illegal the consummation of the Business Combination shall be in effect and no temporary, preliminary or permanent Order (as defined in the Merger Agreement) enjoining or making illegal the Business Combination will be in effect or will be threatened in writing by a governmental entity (as defined in the Merger Agreement);

•

the shares of New Rocket Lab Common Stock to be issued in connection with the Closing shall have been approved for listing on Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance;

•	the Minimum Available Cash Condition;

•

in no event will Vector redeem public shares in an amount that would cause New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing; and

•	the Condition Precedent Proposal having been obtained at a meeting of Vector stockholders to be held promptly following this registration statement becoming effective.

Other Conditions to the Obligations of Vector

The obligations of Vector to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Vector of the following further conditions:

•

the representations and warranties of Rocket Lab regarding organization and qualification of Rocket Lab, and the representations and warranties of Rocket Lab regarding the subsidiaries, due authority and approvals of Rocket Lab to, among other things, execute and deliver the Merger Agreement, and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby capitalization, subsidiaries and brokers fees being true and correct in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•

the other representations and warranties of Rocket Lab being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect;

•	Rocket Lab having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement prior to the Closing;

•	no Rocket Lab Material Adverse Effect shall have occurred since the date of the Merger Agreement;

•	Vector must have received a certificate signed by an officer of Rocket Lab confirming that the conditions set forth in the first four bullet points in this section have been satisfied; and

•	the Charter Amendment must have been completed and Vector must have received a copy of such certificate of in connection therewith.

Other Conditions to the Obligations of Rocket Lab and Merger Sub

The obligations of Rocket Lab and Merger Sub to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Rocket Lab of the following further conditions:

•

the representations and warranties of Vector regarding organization and qualification, the authority to execute and deliver the Merger Agreement and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, capitalization, subsidiaries, business activities, the trust account and brokers fees being true and correct, in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•

the other representations and warranties regarding Vector being true and correct (without giving effect to any limitation of “materiality” or “material adverse effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not and would not reasonable be expected to have a Vector Material Adverse Effect, as defined in the below section titled “Material Adverse Effect.”;

•	Vector having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement;

•	Rocket Lab must have received a certificate signed by an officer of Vector confirming that the conditions set forth in the first three bullet points of this section have been satisfied;

•	The Domestication having been completed and Rocket Lab receiving a copy of the certificate issued by the Secretary of State of Delaware in relation thereto; and

•	The Minimum Available Cash Condition being satisfied.

Representations and Warranties

Under the Merger Agreement, Rocket Lab and Merger Sub made customary representations and warranties to Vector relating to, among other things: organization, standing and corporate power; corporate authority; governmental approvals; capitalization; subsidiaries; financial statements; internal controls; compliance with laws; absence of certain changes or events; no undisclosed liabilities; information supplied; litigation; contracts; employment matters; taxes; intellectual property; data protection; information technology; real property; corrupt practices; sanctions; insurance; competition and trade regulation; environmental matters; brokers; affiliate agreements; and no other representations or warranties.

Under the Merger Agreement, Vector made customary representations and warranties to Rocket Lab and Merger Sub relating to, among other things: organization, standing and corporate power; corporate authority; approval; non-contravention; litigation; compliance with laws; financial ability; trust account; taxes; brokers; acquiror SEC reports; financial statements; Sarbanes-Oxley Act; business activities; absence of changes; registration statement; capitalization; Nasdaq stock market quotation; contracts; no defaults; Investment Company Act; affiliate agreements and charter provisions; PIPE investment amount; Subscription Agreements; and no other representations or warranties.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Rocket Lab, Vector and Merger Sub are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Rocket Lab are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a “Rocket Lab Material Adverse Effect” means any change, event, development, circumstance, or occurrence, that, individually or when aggregated with other changes, events, developments, circumstances or occurrences: (a) has had a materially adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Rocket Lab; or (b) is reasonably likely to prevent or the ability of Rocket Lab to consummate the Business Combination; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Rocket Lab Material Adverse Effect has occurred pursuant to the foregoing clause (a): (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters; (iii) the taking of any action required by the Merger Agreement or changes attributable to the public announcement or pendency of the transactions contemplated by the Merger Agreement (including the impact thereof on relationships with customers, suppliers, employees or governmental Entities); (iv) changes or proposed changes in applicable law, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which Rocket Lab Group operates including increases in interest rates, the cost of products, services, supplies, materials or other goods or services purchased from third party suppliers; (viii) any failure of Rocket Lab to meet any projections, forecasts, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, development, circumstance or occurrence underlying such failure has resulted in a Vector Material Adverse Effect; (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement; provided, however, that if a change or effect related to clauses (i), (ii) and (iv) through (vii) disproportionately adversely affects Rocket Lab Group, compared to other businesses operating in the same industry and geographies as Rocket Lab Group, then such disproportionate impact may be taken into account in determining whether a Material Adverse Effect has occurred.

Pursuant to the Merger Agreement, a “Vector Material Adverse Effect” means any change, event or occurrence, that, individually or when aggregated with other changes, events or occurrences would reasonably be expected to prevent or materially delay the ability of Vector to consummate the transactions contemplated by the Merger Agreement; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Vector Material Adverse Effect has occurred: (i) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; or (iv) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters.

Covenants of the Parties

Covenants of Rocket Lab

Rocket Lab made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions (including with respect to potential suspension of operations for COVID-19) or as consented to in writing by Vector (such consent not to be unreasonably conditioned, withheld or delayed), prior to the Closing, Rocket Lab will conduct and operate its business in the ordinary course, consistent with past practice, in all material respects, use commercially reasonable efforts to maintain its goodwill and relationships with its customers, suppliers, employees and other material business relations.

•

Subject to certain exceptions, prior to the Closing, Rocket Lab will not do and will not allow any of its subsidiaries to do, any of the following without Vector’s consent (such consent not to be unreasonably conditioned, withheld or delayed):

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(i) increase or grant any material increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any employee, officer, director, independent contractor or other individual service provider whose annual base salary (or annual base wages or annual fees) exceeds or would exceed $250,000 after any increase or (ii) grant, pay or increase any material severance, change in control, deferred compensation, retention, equity or equity-based or other similar payment or benefit to any employee, officer, director, independent contractor or other individual service provider whose annual base salary (or annual base wages or annual fees) exceeds or would exceed $250,000;

•

transfer, sell, assign, license, sublicense, encumber, impair, abandon, permit to lapse or expire or otherwise dispose of any right, title or interest in any Rocket Lab intellectual property other than (i) non-exclusive licenses to any intellectual property granted to customers, or (ii) otherwise in the ordinary course of business consistent with past practice;

•	except as required by GAAP or applicable Law, make any change in accounting methods, principles or practices;

•

except in the ordinary course of business, (i) make, change or rescind any income or other tax election; (ii) settle or compromise any tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amended tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued; (vi) knowingly surrender any claim for a refund of taxes; (vii) fail to pay any income or other material tax that becomes due and payable (including estimated payments); (viii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any governmental entity; (ix) enter into any tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into not primarily related to Taxes); or (x) file any income or other material tax return inconsistent with past practice;

•	make, declare or pay any dividend except as otherwise allowed by the Merger Agreement;

•

except in connection with the exercise of (i) any issued and outstanding option to purchase Rocket Lab Common Stock or (ii) any issued and outstanding warrant of Rocket Lab, authorize for issuance, issue, sell or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock;

•

repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interest except as otherwise allowed by the Merger Agreement;

•	amend its charter documents, or form or establish any subsidiary (other than Merger Sub);

•

merge, consolidate or combine with any Person or acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•

sell, lease, license, sublicense, divest any assets or properties valued in excess of $3,000,000, other than (i) non-exclusive licenses to any intellectual property granted to customers in the ordinary course of business or (ii) any sale, lease or disposition of tangible assets or properties in the ordinary course of business consistent with past practice or (iii) as set forth in the disclosure letter provided in connection with the Merger Agreement;

•	issue or sell any debt securities or rights to acquire any debt securities of Rocket Lab Group or guarantee any debt securities of another Person;

•	make, incur, create or assume any indebtedness for borrowed money, loans, advances or capital contributions to, or investments in, or guarantee any indebtedness for borrowed money of, any Person;

•

take any action or omit to take any action, that would constitute or result in a default or event of default under its credit agreement that remains uncured following the expiration of any applicable cure period in its credit agreement;

•	cancel or forgive any indebtedness for borrowed money owed to Rocket Lab in excess of $3,000,000;

•	make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business consistent with past practice;

•	settle or agree to settle any legal proceeding involving monetary obligations of Rocket Lab Group in excess of $3,000,000;

•

except in the ordinary course of business consistent with past practices, except with respect to customer contracts, and except for any contract with respect to amounts than $3,000,000: (A) modify, amend or terminate in a manner that is adverse to the Rocket Lab, any Rocket Lab material contract; (B) enter into any contract that would have been a Rocket Lab material contract had it been entered into prior to the date of the Merger Agreement; (C) waive, delay the exercise of, release or assign any material rights or claims under any Rocket Lab material contract; or (D) incur or enter into a contract requiring Rocket Lab to pay in excess of $3,000,000 in any 12-month period; or (ii) modify or amend any material term under its credit agreement or terminate or allow the termination of its credit agreement or any of the commitments thereunder;

•	authorize or announce a plan of complete or partial liquidation, restructuring, recapitalization, dissolution, reorganization or winding up;

•

enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders, or other affiliates, other than in the ordinary course of business consistent with past practice;

•

implement or announce any layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions which could give rise to any obligations or liabilities on the part of Rocket Lab under the Worker Adjustment and Retraining Notification Act of 1988; and

•

other than in the ordinary course of business consistent with past practice, intentionally and materially delay or postpone payment of any material amount of accounts payable or commissions or any other material liability, or materially accelerate sales or the collection of (or materially discount) of any material amount of accounts or notes receivable.

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As promptly as practicable after this registration statement of which this proxy statement/prospectus forms a part, is declared effective under the Securities Act, Rocket Lab will solicit a written consent of the Rocket Lab stockholders (holding at least a majority of (a) the outstanding preferred stock, voting as a single class on an as-converted basis, (b) the outstanding common stock, voting as a single class and (c) the voting power of the outstanding stock voting together as a single class on an as-converted basis) to approve and adopt the Merger Agreement and, to the extent required by law, the Business Combination and, through its board of directors, will recommend to the Rocket Lab stockholders, the approval and adoption of the Merger Agreement and the Business Combination (including the Merger).

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Rocket Lab acknowledged that Vector is a blank check company, waives any past, present or future claim of any kind against the trust account and agrees not to seek recourse against the trust account for any reason.

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At the Closing and prior to the First Effective Time, Rocket Lab will cause the Charter Amendment to become effective, including by filing the Charter Amendment with the Delaware Secretary of State. In connection with the Charter Amendment, prior to the First Effective Time, Rocket Lab will take all actions and deliver any notices and obtain any consents required.

Prior to the Closing or termination of the Merger Agreement in accordance with its terms, Rocket Lab shall not, and shall cause its subsidiaries, directors, officers and employees and representatives not to: (i) initiate, solicit or knowingly encourage or knowingly facilitate or cooperate with any inquiry regarding or announcement by any Person that constitutes or would reasonably be expected to constitute a Rocket Lab Acquisition Transaction; (ii) furnish any information in connection with or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Rocket Lab Acquisition Transaction; (iii) engage in or otherwise participate in any discussions or negotiations with any Person any Rocket Lab Acquisition Transaction or any inquiry, proposal or offer that would reasonably be expected to lead to any Rocket Lab Acquisition Transaction; or (iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Rocket Lab Acquisition Transaction.

Covenants of Vector

Vector made certain covenants under the Merger Agreement, including, among others, the following:

•

Subject to certain exceptions, prior to the Closing, Vector will not do any of the following without Rocket Lab’s written consent (such consent not to be unreasonably conditioned, withheld or delayed):

•

make, declare or pay any dividend or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•

other than in connection with Vector shareholders who elect to have their common stock redeemed for cash in accordance with Vector’s Existing Governing Documents, or as otherwise required by Vector’s Existing Governing Documents s, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Vector or any of its subsidiaries;

•	except as required by GAAP or applicable Law, make any change in accounting methods, principles or practices;

•	except in the ordinary course of business, (i) make, change or rescind any income or other tax election; (ii) settle or compromise any tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amended tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued; (vi) knowingly surrender any claim for a refund of taxes; (vii) fail to pay any income or other material tax that becomes due and payable (including estimated payments); (viii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any governmental entity; (ix) enter into any tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into not primarily related to Taxes); or (x) file any income or other material tax return inconsistent with past practice;

•

other than as set forth in the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities;

•	amend its Existing Governing Documents or form or establish any subsidiary;

•

merge, consolidate or combine with any Person; or acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•

incur any indebtedness or guarantee any such Indebtedness of another person or Persons, provided, however, that Vector shall be permitted to incur indebtedness from its affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Vector in due course on arm’s length terms and conditions and repayable at Closing and in any event in an aggregate amount not to exceed $100,000;

•	release, assign, compromise, settle or agree to settle any legal proceeding material to Vector;

•

take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•	create any material liens on any material property or assets of Vector; liquidate, dissolve, reorganize or otherwise wind up the business or operations of Vector;

•	commence, settle or compromise any legal Proceeding that would reasonably be expected to be material to Vector;

•	enter into, renew or amend in any material respect, any transaction or contract with an affiliate;

•	enter into any new line of business;

•	amend its trust agreement or any other agreement related to its trust account; and

•

pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners or stockholders, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements or commitments set forth on the Parent Disclosure Letter.

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Vector will, as promptly as reasonably practicable following the effectiveness of this registration statement of which this proxy statement/prospectus forms a part, duly convene and hold a meeting of its shareholders.

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Subject to certain exceptions, Vector shall use its reasonable best efforts to ensure that Vector remains listed as a public company on Nasdaq and to cause the New Rocket Lab Common Stock to be issued in connection with the Business Combination, including the Domestication and the Mergers, to be approved for listing on Nasdaq.

•	Prior to the Closing, Vector will purchase a “tail” policy providing liability insurance coverage for Rocket Lab’s directors and officers with respect to matters occurring on or prior to the Closing.

•	The Rocket Lab Board will adopt an Equity Incentive Plan and an Employee Stock Purchase Plan in form and substance reasonably acceptable to Vector and Rocket Lab.

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Prior to the Closing or termination of the Merger Agreement, Vector shall, and shall use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any Person conducted prior to entry into the Merger Agreement in connection with a business combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a business combination. Vector will also provide prompt written notice to Rocket Lab of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or could reasonably be expected to result in or lead to, any business combination and will keep Rocket Lab reasonably informed of any material developments with respect to any such proposal.

•

Unless otherwise approved by the Rocket Lab, neither Vector nor its affiliates will permit any amendment or modification to be made to, any waiver or provide consent to, of any provision or remedy under, or any replacements of, any of the Subscription Agreements in a manner materially adverse to Rocket Lab. Vector will also take, or cause to be taken, all commercially reasonable actions and do, or cause to be done, all commercially reasonable things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements. Additionally, Vector will provide Rocket Lab with prompt written notice: (i) of any material amendment to any Subscription Agreement; (ii) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would be reasonably likely to give rise to any material breach or default) by any party to any Subscription Agreement known to Vector; (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any Subscription Agreement or any material provisions of any Subscription Agreement; and (iv) if Vector does not expect to receive all or any portion of the PIPE investment amount on the terms, in the manner or from the PIPE Investors as contemplated by the Subscription Agreements.

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Assuming the receipt of approval by its stockholders of the Domestication, Vector will cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Vector and Rocket Lab, together with the Certificate of Incorporation of Vector, in each case, in accordance with the provisions thereof and applicable Law, (b) adopting bylaws in accordance with the Merger Agreement, (c) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Domestication and (d) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies.

Mutual Covenants of the Parties

The parties made certain covenants under the Merger Agreement, including, among others, the following:

•	using commercially reasonable efforts to consummate the Business Combination;

•	making relevant public announcements and solicitation of Company Stockholder Approvals (as defined in the Merger Agreement);

•	keeping certain information confidential in accordance with the existing non-disclosure agreements;

•	intending that the Domestication and the Mergers will each constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the Code and agreeing not to take any action that would reasonably be expected to cause the Domestication or the Mergers to fail to qualify for such treatment; and

•	cooperating in connection with certain tax matters and filings.

In addition, Vector and Rocket Lab agreed that Vector and Rocket Lab will prepare and mutually agree upon and Vector and Rocket Lab will file with the SEC, this registration statement/proxy statement on Form S-4 relating to the Business Combination.

Board of Directors

Following the Closing, the current management of Rocket Lab will become the management of New Rocket Lab and the New Rocket Lab Board will consist of six (6) directors, which will be divided into three classes (Class I, II and III) with each consisting of two directors. Pursuant to the Merger Agreement, the New Rocket Lab Board will consist of (i) five (5) individuals designated by Rocket Lab (all of whom are existing members of Rocket Lab’s board of directors) and (ii) one director selected by the Sponsor, who will be Alex Slusky.

Survival of Representations, Warranties and Covenants

The representations, warranties, covenants, obligations or other agreements in the Merger Agreement terminate at Closing, except for those covenants and agreements that by their terms are required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•	by the mutual written consent of Vector and Rocket Lab;

•

by Vector, subject to certain exceptions, if any of the representations or warranties made by Rocket Lab are not true and correct or if Rocket Lab fails to perform any of its respective covenants or agreements under the Merger Agreement such that certain conditions to the obligations of Vector, as described in the section entitled “ — Conditions to Closing of the Business Combination” above would not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof and (ii) November 30, 2021 (the “Outside Date”);

•

by Rocket Lab, subject to certain exceptions, if any of the representations or warranties made by Vector are not true and correct or if Vector fails to perform any of its covenants or agreements under the Merger Agreement such that the condition to the obligations of Rocket Lab, as described in the section entitled “ — Conditions to Closing of the Business Combination” above would not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof and (ii) the Outside Date.

•	by either Vector or Rocket Lab, subject to certain exceptions, if the transactions contemplated by the Merger Agreement are not consummated by the Outside Date;

•

by either Vector or Rocket Lab, if a governmental entity has issued an Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, including the Mergers, which Order or other action is final and nonappealable;

•

by either Vector or Rocket Lab if Vector Shareholder Matters at a meeting of Vector shareholders to be held promptly following this registration statement becoming effective, the requisite vote of Vector’s shareholders, as required under the Merger Agreement, is not obtained to approve the Vector Shareholder Matters; or

•	by Vector, if the Company Shareholder Approvals have not been obtained within three business days of this registration statement becoming effective.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations; except in the case of a breach of the Merger Agreement or Actual Fraud (as defined in the Merger Agreement).

Expenses

The fees and expenses incurred in connection with the Merger Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, on the Closing Date, following the Closing, Vector shall pay or cause to be paid (i) the Unpaid Transaction Costs (as defined in the Merger Agreement) and (ii) the Parent Transaction Expenses (as defined in the Merger Agreement).

Additionally, Vector and Rocket Lab shall each bear half (50%) of all HSR filing fees, registration fees and all transfer, documentary, sales, use, stamp, registration, value added or other similar taxes incurred in connection with the transactions contemplated by the Merger Agreement.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Cayman Islands Act also applies to the Domestication and the Company Stockholder Approvals).

Amendments

The Merger Agreement may be amended or modified only by a written agreement executed and delivered by Vector and Rocket Lab.

Ownership of New Rocket Lab

As of the date of this proxy statement/prospectus, there are 40,000,000 ordinary shares of Vector issued and outstanding, which includes an aggregate of 8,000,000 Class B ordinary shares held by the Initial Shareholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 16,266,666 warrants to acquire ordinary shares, comprised of 5,600,000 private placement warrants held by the Sponsor and 10,666,666 public warrants. Each whole warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of New Rocket Lab Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of Vector’s outstanding public shares are redeemed in connection with the Business Combination), Vector’s fully diluted share capital would be 56,266,666 ordinary shares.

The following table illustrates varying ownership levels in New Rocket Lab Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price, (ii) 395,994,003 shares of New Rocket Lab Common Stock are held by the Rocket Lab Holders on a fully diluted basis, including shares attributable to vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 determined based on the treasury method, consistent with the calculation of the Exchange Ratio; (iii) 46,700,000 shares of New Rocket Lab Common Stock are issued in the PIPE Financing, (iv) no Assumed Warrants that will be outstanding immediately following Closing have been exercised, (v) the Earnout Shares are not earned and (vi) the Implied Vector Share Price is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020. See “Unaudited Pro Forma Condensed Combined Financial Information” for more details. If the actual facts differ from these assumptions, the ownership percentages in New Rocket Lab will be different and totals may not add up to 100% due to rounding.

	Share Ownership in New Rocket Lab (Percentage of Diluted Shares)
	No redemptions	Maximum redemptions(1)
Rocket Lab Holders(2)	82.0%	87.2%
PIPE Investors(3)	9.7%	10.3%
Vector public shareholders(4)	6.6%	0.7%
Initial Shareholders(5)	1.7%	1.8%

(1)	Maximum redemptions assumes redemption of 28,700,000 shares.
(2)

Assumes that (i) the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price and (ii) a number of shares of New Rocket Lab Common Stock subject to restricted stock units, warrants, options and other rights held by the Rocket Lab Holders at Closing, determined based on the treasury method consistent with the calculation of the Exchange Ratio, are outstanding, which results in an aggregate of 395,994,003 outstanding shares of New Rocket Lab Common Stock held by the Rocket Lab Holders.

(3)	Consists of 46,700,000 shares of New Rocket Lab Common Stock to be acquired in connection with the PIPE Financing.
(4)

In the no redemption scenario, includes (i) 30,000,000 issued in connection with Vector’s initial public offering and (ii) an additional 2,000,000 shares issued pursuant to the partial exercise by the underwriters of their over-allotment option in connection with Vector’s initial public offering. In the maximum redemption scenario, includes 3,300,000 shares.

(5)	Includes 8,000,000 shares of New Rocket Lab Common Stock.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of Subscription Agreement, the form of Second Amended and Restated Registration Rights Agreement, the Sponsor Letter Agreement, the form of Lock-up Agreement, and the form of Management Redemption Agreement are attached hereto as Annex E, Annex F, Annex J, Annex K and Annex L, respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the annual general meeting.

PIPE Financing

Vector entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Financing, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Vector has agreed to issue and sell to the PIPE Investors, an aggregate of 46,700,000 shares of New Rocket Lab Common Stock at a price of $10.00 per share, for aggregate gross proceeds of $467,000,000. The New Rocket Lab Common Stock to be

issued pursuant to the Subscription Agreements has not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Vector has granted the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Second Amended and Restated Registration Rights Agreement

At the Closing, Rocket Lab, the Sponsor and the certain other holders intend to enter into the Second Amended and Restated Registration Rights Agreement, which will supersede the registration and shareholder rights agreement between Vector and its initial shareholders, pursuant to which, among other things, the Sponsor and other holders party thereto will be granted certain registration rights, on the terms and subject to the conditions therein.

In particular, the Second Amended and Restated Registration Rights Agreement will provide for the following:

•

Shelf registration rights. Within forty-five (45) calendar days after the Closing Date, New Rocket Lab will be required to file a shelf registration statement pursuant to Rule 415 of the Securities Act and use commercially reasonable efforts to cause such registration statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the SEC notifies New Rocket Lab that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date New Rocket Lab is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. At any time New Rocket Lab has an effective shelf registration statement with respect to registrable securities of the Sponsor and certain other holders who previously held Class B ordinary shares (the “Sponsor Holders”) and the other parties thereto who hold New Rocket Lab Common Stock (the “New Holders”), a holder may make a written request to effect an underwritten shelf takedown provided that such holder reasonably expects the aggregate gross proceeds in excess of $50,000,000 from such underwritten shelf takedown.

•

Underwritten offering rights. At any time when there is an effective shelf registration statement, any holders of registrable securities may request to sell all or a portion of their registrable securities in an underwritten offering and New Rocket Lab will facilitate such offerings; provided that New Rocket Lab will only have such obligation if the registrable securities proposed to be sold by the holders is at least $50 million. Additionally, each of the holders may not demand more than one underwritten offering within any six month period or two underwritten offerings within any 12-month period, for an aggregate of not more than four underwritten offerings within any 12-month period. Vector will be required, upon the written request of (i) the Sponsor and certain other holders who are party to the current amended and restated registration rights agreement who previously held ordinary shares of Vector (ii) the other parties thereto who hold New Rocket Lab common stock (the “New Holders”), to file a registration statement and use reasonable best efforts to effect the registration of all or part of their registrable securities. Rocket Lab is not obligated to effect any demand registration during the period starting with the date sixty (60 days prior Vector’s good faith estimate of the date of filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Vector initiated registration, provided that Vector is only required to file such registration statement twice per calendar year for each of the Sponsor, Sponsor members and Rocket Lab holders.

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Piggyback rights. At any time after the Closing Date, if New Rocket Lab proposes to conduct a registered offering of, or file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the holders of registrable securities under the Second Amended and Restated Registration Rights Agreement are entitled to include their registrable securities in such registered offering or registration statement. These piggyback rights will not be available if there is an effective shelf registration statement available for the resale of holders’ registrable securities at such time.

•

Expenses and indemnification. New Rocket Lab will bear all expenses incident to registering the shares, including any underwritten offerings, except such expenses shall not include any selling expenses such as underwriters’ commissions and discounts, brokerage fees, underwriter marking costs and legal fees incurred by the holders above a specified amount. The Second Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions, under which New Rocket Lab is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Rocket Lab, and holders of registrable securities are obligated to indemnify New Rocket Lab for material misstatements or omissions attributable to them.

•

Registrable securities. Securities of New Rocket Lab shall cease to be registrable securities upon the earliest to occur of: a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, such securities shall have been transferred, such securities shall have ceased to be outstanding, such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145, such securities have been sold to, or through, a broker, dealer or underwriter in a public securities transaction.

•

Lock-up. Rocket Lab stockholder who enter into the Second Amended and Restated Registration Rights Agreement will agree not to transfer their shares of New Rocket Lab Common Stock received in the Business Combination for 180 days following the Closing Date, other than pursuant to specified permitted transfers.

•

Amendment/Waiver. Amendments or waivers of compliance with the terms of the Second Amended and Restated Registration Rights Agreement may occur with the consent of New Rocket Lab and the holders of a majority of the total registrable securities and, for so long as the Sponsor and its affiliates or any Rocket Lab stockholder party to the agreement, holds at least one percent of the outstanding shares of New Rocket Lab Common Stock, the Sponsor and such Rocket Lab stockholder, as applicable.

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Letter Agreement with Vector, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of Vector’s shareholders, and in any action by written resolution of Vector’s shareholders, all of its Class B ordinary shares (or other equity securities of Vector) or Delaware Vector common stock, as applicable, in favor of the Business Combination and the other proposals to be voted upon at the Vector shareholder meeting; (ii) be bound by certain other covenants and agreements related to the Business Combination; and (iii) waive the anti-dilution protection with respect to the Class B ordinary shares, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. Pursuant to the Sponsor Letter Agreement the Sponsor further agreed not to (i) enter into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Class B ordinary shares, other equity securities of Vector or shares of Vector Delaware common stock owned by Sponsor, (ii) grant any proxy, consent or power of attorney with respect to any Class B ordinary shares, other equity securities of Vector or shares of Vector Delaware common stock owned by Sponsor, (iii) enter into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to the Sponsor Letter Agreement or (iv) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of its Class B ordinary shares, other equity securities of Vector or shares of Vector Delaware common stock owned by Sponsor or otherwise agree to do any of the foregoing.

Rocket Lab Stockholder Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of Rocket Lab representing the requisite votes necessary to approve the Business Combination entered into support agreements (the “Rocket Lab Stockholder Support Agreements”) with Vector, pursuant to which each such holder agreed to (i) vote at any meeting of Rocket Lab’s stockholders, and in any action by written consent of Rocket Lab’s stockholders, all of its Rocket Lab equity securities in favor of the adoption and approval of the Charter Amendment, the Merger Agreement and the transactions contemplated thereby, including the Mergers; (ii) be bound by certain other covenants and agreements related to the Business Combination; and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Rocket Lab Stockholder Support Agreements.

Lock-up Arrangements

In connection with the Closing, certain Rocket Lab stockholders who entered into Rocket Lab Stockholder Support Agreements (as described above), will enter into a lockup agreement with Vector pursuant to which they will agree not to transfer their New Rocket Lab Common Stock for six months following the closing of the Business Combination; provided that the lockup agreement will not apply to Rocket Lab stockholders who enter in the Second Amended and Restated Registration Rights Agreement and become subject to the lock-up provisions thereof. In addition, Sponsor has agreed not to transfer its shares of New Rocket Lab Common Stock received in connection with the Business Combination until the earliest of (a) one year after the closing of the Business Combination and (b) subsequent to closing, (x) if the closing price of the New Rocket Lab Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after Closing or (y) the date on which New Rocket Lab completes a liquidation, merger, share exchange or other similar transaction that results in all of its public stockholders having the right to exchange their common stock for cash, securities or other property.

Management Redemption Agreement

Immediately prior to the Closing, Rocket Lab will enter into management redemption agreements with certain members of Rocket Lab management pursuant to which Rocket Lab will redeem from such individuals shares of Rocket Lab Common Stock (the “Management Redemption Shares”) held by such members of management for an aggregate purchase price not to exceed $40,000,000.

Background to the Business Combination

Vector is a blank check company incorporated on July 28, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. In conducting a targeted search for a business combination target, as described in greater detail below, Vector utilized the network and investing, industry and transaction experience of the Sponsor, Vector’s management and the Vector Board. The terms of the Merger Agreement and the related ancillary documents are the result of extensive negotiations among Vector, Rocket Lab and their respective representatives and advisors.

On July 30, 2020, prior to the closing of Vector’s initial public offering, Vector issued 8,625,000 founder shares to the Sponsor in exchange for a capital contribution of $25,000. In September 2020, the Sponsor transferred 25,000 founder shares to each of John Herr and David Kennedy, Vector’s independent directors.

On September 29, 2020, Vector completed its initial public offering of 30,000,000 units at a price of $10.00 per unit, generating gross proceeds of $300,000,000 before underwriting discounts and expenses. Each unit consisted of one Class A ordinary share and one-third of one public warrant. Each whole public warrant entitles the holder thereof to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to certain adjustments. Simultaneous with the closing of its initial public offering, Vector completed the private placement of 5,333,333 private placement warrants at a price of $1.50 per private placement warrant to the Sponsor.

On October 20, 2020, Vector issued an additional 2,000,000 units pursuant to the partial exercise by the underwriters of their over-allotment option in connection with the initial public offering, generating total gross proceeds of $20,000,000. Concurrently, the Sponsor also purchased an additional 266,667 private placement warrants for $400,000.50 at a price of $1.50 per warrant. As a result of the expiration of the over-allotment option, an aggregate of 625,000 Class B ordinary shares were forfeited by the Sponsor, and currently 8,000,000 Class B ordinary shares remain outstanding.

Of the proceeds received from the consummation of the initial public offering, the private placement purchases by the Sponsor and the sale of the units pursuant to the underwriters’ over-allotment option, an aggregate of $320,000,000 was deposited in the trust account.

Except for a portion of the interest earned on the funds held in the trust account that may be released to Vector to pay income taxes, none of the funds held in the trust account will be released until the earlier of the completion of its initial business combination or its failure to effect a business combination within the allotted time.

Vector did not select any business combination target in advance of its initial public offering and did not, nor did anyone on its behalf, initiate any substantive discussions, directly or indirectly, with any business combination target in advance of its initial public offering. After its initial public offering, Vector considered over 130 potential business combination targets, primarily consisting of privately held companies. Of those potential targets, Vector entered into non-disclosure agreements with 32 entities. Vector focused its search on businesses that, in Vector’s view, are best in class within an attractive industry. Vector prioritized companies that target large addressable markets with long-term growth potential and whose products and technologies have low risk of obsolescence. Vector also focused on companies that could serve as platforms for both organic and acquisitive growth and were led by an experienced management team with a proven track record and complementary capabilities. Vector focused primarily on companies with an equity value between $900,000,000 and $3,000,000,000, but did evaluate companies outside of that range as well. Additional criteria that Vector considered for potential target companies are described in its prospectus related to its initial public offering. Numerous conversations were held between Mr. Slusky and the other members of the Vector Board regarding the state of the market and various opportunities under review by the team identifying and evaluating investments for Vector. Throughout this process, Vector leveraged the investing, industry and transaction experience of Vector’s management, the Vector Board and Vector Capital to screen, prioritize and diligence potential acquisition candidates. A number of the potential targets that Vector evaluated did not, in the Vector Board’s opinion, meet enough of the criteria Vector sought in its business combination partner. Other potential targets, while suitable for a business combination, either were not ready to transact or, in the Vector Board’s opinion, were deemed less attractive than Rocket Lab.

The following is a brief description of the background of the negotiations between Vector and Rocket Lab and summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Merger Agreement or their representatives.

Vector first contacted Rocket Lab in November of 2020. The initial teleconference, which took place on November 10, 2020, was between Alex Slusky, the Chairman and Chief Executive Officer of Vector, certain investment professionals with Vector Capital and Peter Beck, the President, Chief Executive Officer, and Chairman of Rocket Lab. The following day, Vector and Rocket Lab entered into a non-disclosure agreement to facilitate Vector’s review of Rocket Lab’s confidential information.

Subsequently, Rocket Lab and Morgan Stanley & Co. LLC (“Morgan Stanley”), who had been engaged as Rocket Lab’s financial advisor, began to share, and Vector began to evaluate, information regarding Rocket Lab’s business and prospects. In parallel, Morgan Stanley approached 10 special purpose acquisition companies to participate in a process of evaluating a potential combination with Rocket Lab. Morgan Stanley provided a management presentation outlining the key aspects of its business, future plans and limited financial projections. Additionally, Morgan Stanley provided access to a limited dataroom which included information around backlog and sales pipeline, 3rd party market research, Rocket Lab organizational structure, capitalization table and more detailed financial projections. From each bidder, Morgan Stanley requested a letter of intent outlining (i) an initial valuation of Rocket Lab, (ii) a proposed transaction structure (including capital structure and sources and uses, governance expectations, indicative PIPE sizing and amount that the sponsor would backstop, and potential modification of sponsor economics) and (iii) a list of top potential PIPE investors.

The first follow up teleconference between Vector and Rocket Lab, which took place on November 24, 2020, was an introduction to Rocket Lab led by its senior management and attended by Mr. Slusky and investment professionals from Vector Capital.

On December 3, 2020, Vector submitted an initial letter of intent to Rocket Lab setting forth an illustrative framework of a potential business combination between Vector and Rocket Lab, including a valuation of Rocket Lab, a pro forma ownership breakdown of the combined company, estimated sizing of PIPE financing and the amount of cash that could go to the combined company’s balance sheet as a result of the transaction. Following the submission, Vector and Rocket Lab held two follow up videoconferences, during which Rocket Lab presented additional details regarding its technology and operations, its existing commercial partnerships and its launch pipeline and schedule. In addition, during these videoconferences, the Vector team discussed Rocket Lab’s current and future business, as well as comparable companies in the space sector. Vector also held a number of discussions and information exchanges with Morgan Stanley and Rocket Lab regarding the company’s financial model and other customary due diligence matters.

On December 9, 2020, members of the Vector team visited Rocket Lab’s headquarters in Long Beach, California. In addition to gaining a deeper understanding of Rocket Lab’s manufacturing and launch processes, Vector’s representatives met a broader group of Rocket Lab’s employees and learned more about its 3D printing capabilities and engine design, its perspective on the total addressable market in the space technology and small satellite launch sectors and the launch pipelines and operational metrics of Rocket Lab and its major competitors.

On December 14, 2020, Morgan Stanley conducted a teleconference which was attended by members of the Vector and Rocket Lab teams in which Morgan Stanley provided an overview of the transaction process. On December 16, 2020, members of the Vector team visited Rocket Lab’s headquarters located in Long Beach, California again for additional commercial due diligence.

During late December 2020 and early January 2021, the parties had extensive discussions regarding Rocket Lab’s operations and business strategy. Vector participated in several teleconferences with Rocket Lab and Morgan Stanley to discuss technical aspects of Rocket Lab operations, new launch offerings, development roadmap and organizational strategy. On January 7 and 8, 2021, Vector’s outside counsel, Kirkland & Ellis LLP (“K&E”), conducted videoconferences with the Rocket Lab management team, Vector and Morgan Stanley to discuss the scope of legal due diligence.

On January 27, 2021, Vector submitted an updated letter of intent, which included, subject to further due diligence, an initial pre-transaction equity value of $3.984 billion and PIPE Financing of $160 million. Rocket Lab provided initial feedback on the key commercial terms in Vector’s proposal and letter of intent, including the waiver of Vector’s anti-dilution rights, the amount of the PIPE Financing, the lock-up terms, the vesting provisions of the Sponsor’s Class B ordinary shares, and representation on the New Rocket Lab Board. During the same week, members of Vector’s and Rocket Lab’s teams had telephonic discussions regarding the terms of the letter of intent, the status of certain of Rocket Lab’s commercial prospects and the timing of the PIPE marketing process. These discussions were followed by multiple conversations between Vector’s team and Rocket Lab’s management team, directors and existing stockholders.

After exchanging comments and negotiating the letter of intent, Rocket Lab ultimately chose to move forward with Vector on February 2, 2021. Later that day, Vector provided Rocket Lab with a draft exclusivity agreement.

The next day, Vector sent Morgan Stanley an updated letter of intent which included a set of proposed terms on which Vector would be willing to enter into a business combination transaction with Rocket Lab, including an initial pre-transaction equity value of $3.975 billion, an increase in the size of the PIPE Financing to $200 million with a commitment from Vector Capital to backstop up to $160 million of the PIPE Financing. Between February 3 and February 5, 2021, the Vector and Rocket Lab teams, together with Morgan Stanley, discussed various proposals in the Vector letter of intent and other transaction details.

On February 6, 2021, Vector and Rocket Lab entered into an exclusivity agreement pursuant to which both parties agreed not to, inter alia, engage in any negotiations or discussions with any other person in connection with a business combination transaction. The exclusivity period extended until April 10, 2021. At this stage, Vector and Rocket Lab terminated business combination discussions with all other parties.

Subsequently, the Vector team worked closely with the Rocket Lab team on more detailed technical due diligence. To assist with technical due diligence, Vector engaged various outside consultants in respect of space systems and earth observation technology, total addressable market opportunity of the space sector and government grants in respect thereof and other matters. Vector held several calls with the Rocket Lab technical team to conduct diligence, reviewed extensive desktop documentation and briefed the Vector senior management team on the findings.

Vector discussed its findings on teleconferences with industry experts and market participants in the space sector, reviewed industry reports and analyzed and prepared financial models relating to the Rocket Lab business. The Vector team participated in regular teleconferences with Morgan Stanley and Rocket Lab where they discussed Rocket Lab’s historical financial performance, future growth plans and the next steps in the transaction process. Vector also instructed K&E to conduct an in-depth legal review of Rocket Lab’s governance documents, material contracts, employment practices, employee benefit plans, real property, intellectual property, international regulatory environment, environmental and litigation matters.

In additional to technical diligence, Vector also conducted extensive commercial due diligence, including a detailed review of existing commercial arrangements, as well as discussions with Rocket Lab’s commercial management team and existing customers. There were various conversations between Vector Capital’s management team, Mr. Slusky and Rocket Lab’s management team and directors regarding Vector’s latest letter of intent, including the pre-transaction equity value, the potential for an earnout for existing Rocket Lab stockholders, lockup periods for existing Rocket Lab stockholders and the amount of the PIPE Financing.

On February 11, 2021, Vector submitted an updated letter of intent to Morgan Stanley describing Vector’s continued interest in pursuing a potential business combination with Rocket Lab. The updated letter set forth the terms of the proposed combination and established a pre-transaction equity value ascribed to Rocket Lab of $4 billion. The letter offered existing Rocket Lab stockholders earnout shares totaling 8% of the Rocket Lab common stock held at Closing if the New Rocket Lab Common Stock trades or is otherwise valued above specified thresholds within six months of Closing. It set out mutual lock-up restrictions, pursuant to which both Vector and Rocket Lab stockholders agreed not to transfer their New Rocket Lab Common Stock until the expiration of specified time periods. The letter also contemplated a PIPE Financing of at least $250 million and an agreement that Vector Capital would backstop up to $160 million of the proposed PIPE Financing. Additionally, the letter provided that Vector would be entitled to appoint Alex Slusky to the Rocket Lab Board of directors.

On February 12, 2021, the Vector Board affirmatively considered the role that Morgan Stanley had played as financial advisor to Rocket Lab, and after carefully considering the potential conflict and the perceived benefits of engaging Morgan Stanley as a lead placement agent for the PIPE Financing, agreed to waive the potential conflict. Vector then formally engaged Morgan Stanley and Deutsche Bank Securities Inc. (“Deutsche Bank Securities”) as lead placement agents for the PIPE Financing.

In the days following, Deutsche Bank Securities and Morgan Stanley began contacting potential PIPE Investors about participation in the PIPE Financing, and the first investors were wall-crossed on February 16, 2021. Each potential PIPE Investor was provided an investor presentation and financial model related to Rocket Lab and its business after being wall crossed. Between February 16, 2021 and February 18, 2021, a number of potential PIPE Investors participated in discussions with representatives of Vector and Rocket Lab.

On February 18, 2021, a draft Subscription Agreement was posted to a virtual data room for potential PIPE Investors to review, and, over the ensuing days, the definitive terms of the Subscription Agreements were negotiated with the PIPE Investors. Later that day, K&E provided an initial draft of the Merger Agreement to Goodwin Procter LLP (“Goodwin”), counsel to Rocket Lab, the proposed terms of which Goodwin began to review with Rocket Lab.

On February 22 and 23, 2021, K&E and Goodwin discussed the draft Merger Agreement and the preparation of various ancillary agreements.

Between February 23 and February 27, 2021, initial drafts of (and revisions to) the post-closing organizational documents for Vector and Rocket Lab and the other ancillary agreements were exchanged between Vector, Rocket Lab and their respective counsel on February 23 and 24, 2021. Several drafts of the post-closing organizational documents and each agreement were exchanged among the parties over this period, and the parties agreed on the final versions on March 1, 2021.

On February 24, 2021, Goodwin sent a revised draft of the Merger Agreement back to K&E.

On February 25, 2021, K&E provided a further revised draft of the Merger Agreement to Goodwin and both counsel participated in a conference call to discuss and seek resolution of the remaining open issues in the draft Merger Agreement.

On February 26, 2021, the draft Merger Agreement was posted to the virtual data room for potential PIPE Investors to review in connection with the evaluation of their participation in the PIPE Financing. Additional comments to the draft Merger Agreement were exchanged over the following days, including feedback from Vector’s and Rocket Lab’s respective Delaware and New Zealand counsel, and Walkers, Cayman Islands counsel. The parties agreed on the final version on March 1, 2021.

Also, on February 26, 2021, Merger Sub was incorporated under the laws of the State of Delaware.

The Vector Board met via videoconference with management, Deutsche Bank Securities and K&E on the afternoon of the following day, February 28, 2021 to discuss the outcome of negotiations regarding the terms of the proposed combination and anticipated benefits of the transactions to Vector’s stockholders, and the outcome of the PIPE Financing, including the proposed upsizing of the PIPE Financing to $467 million and the proposed participation of affiliates of the Sponsor in the PIPE Financing through a newly-formed investment vehicle (the “Vector PIPE Investor”). Vector’s management presented the background of and strategic rationale for the proposed combination with Rocket Lab, along with their perspective on Rocket Lab’s business, prospects and valuation as implied by the terms of the proposed combination, to the Vector Board. Vector’s management also described the perceived benefit of participation in the PIPE Financing by the Vector PIPE Investor, and confirmed that its participation would be on the same terms and conditions as the other PIPE Investors. K&E presented a summary of the terms of the Merger Agreement and ancillary agreements. The Vector Board asked questions of management and K&E and discussed the benefits to Vector’s stockholders of consummating the proposed combination. Representatives of K&E reviewed the Vector Board’s fiduciary duties from a Delaware and a Cayman Islands law perspective. In concluding the conversation, the Vector Board agreed that the proposed transactions, including the participation of the Vector PIPE Investor in the PIPE Financing, were in Vector’s and its stockholders’ best interests. Later that day, the Vector Board unanimously adopted resolutions by written consent (i) determining that it was in the best interests of Vector and its stockholders for Vector to enter into the Merger Agreement and consummate the transactions contemplated thereby (including the Mergers, the PIPE Financing and the Domestication), (ii) authorizing management to negotiate, execute and deliver the transaction documents and (iii) authorizing management to consummate the transactions contemplated by the Merger Agreement, among other things.

On the morning of March 1, 2021, the parties issued a press release announcing the Business Combination.

Beginning on April 3, 2021 through May 5, 2021, K&E and Goodwin, as well as Vector’s and Rocket Lab’s respective Delaware counsel, began discussing an amendment to the Merger Agreement (the “Merger Agreement Amendment”) to address timing issues relating to the approval of the First Merger following the Domestication. The parties determined that if the Vector shareholders approved the Business Combination Proposal, the Domestication Proposal and the Governing Documents Proposal, then the most efficient means for approving the First Merger under Delaware law would be to provide the holders of Vector Delaware Class B common stock with a sufficient number of votes per share to approve the First Merger.

On April 9, 2021, K&E discussed with Vector management the Merger Agreement Amendment.

Between April 22, 2021 and May 7, 2021, K&E and Goodwin exchanged drafts of the Merger Agreement Amendment, as well as drafts of the form of certificate of incorporation of Vector Delaware, reflecting the above discussions.

On May 7, 2021, following consideration of the Merger Agreement Amendment and the form of certificate of incorporation of Vector Delaware with Vector management and K&E, the Vector Board unanimously adopted resolutions by written consent determining that it was in the best interests of Vector and its shareholders for Vector to enter into the Merger Agreement Amendment. Following such adoption, the parties executed the Merger Agreement Amendment.

The Vector Board’s Reasons for the Business Combination

Vector was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Vector Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the Vector Board and management to identify, acquire and operate one or more businesses. The members of the Vector Board and management have extensive transactional experience, particularly in the technology sector.

As described under “Background to the Business Combination” above, the Vector Board, in evaluating the Business Combination, consulted with Vector’s management and legal advisors. In reaching its unanimous decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Vector Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed combination, the Vector Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Vector Board contemplated its decision as in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Vector’s reasons for approving the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

In approving the combination, the Vector Board decided not to obtain a fairness opinion. The officers and directors of Vector have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Vector Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following: Rocket Lab’s history of successful launches and deployment of satellites into orbit, the quality of its products, the experience of the management team, the successful history of 3D printing manufacturing, the prudent financial management of the business, and the proven ability to improve the economics of the business over time, and more generally the large market opportunity in the space technology and small satellite launch sectors (where Rocket Lab is already a proven leader working with a strong track record and customers). The Vector Board and management team alike were impressed with the Rocket Lab team during the diligence process and in their own investigation of the broader space technology and small satellite launch sectors. More specifically, the Vector Board took into consideration the following factors or made the following determinations, as applicable:

•

Meets the acquisition criteria that Vector had established to evaluate prospective business combination targets. The Vector Board determined that Rocket Lab satisfies a number of the criteria and guidelines that Vector established at its initial public offering, including its operation in an attractive industry; a defensible core business, sustainable revenues and established customer relationships, strong product capabilities that offer an attractive value proposition to customers, a capable, talented management team who are experts in their industries, its ability to benefit from our expertise and value creation initiatives and having reached a point in its lifecycle where a change in the capital structure can facilitate additional constructive growth through investments or acquisitions.

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Large, rapidly growing market. High levels of commercial investment and government expenditures are driving strong growth in the space economy. The Vector Board believes that Rocket Lab’s history of successful launches and launch pipeline, along with its research and development capacity and strong management team make it well-situated to increase market share in this growing market.

•

Proven business execution. As of March 2021 Rocket Lab has delivered 104 satellites to space across 17 successful missions since 2017, making it one of only two commercial companies delivering regular access to orbit.

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Expanding scope & seizing growth opportunities. Rocket Lab has expanded from launch services into the space systems business and has missions scheduled to the moon and to Mars for NASA. Rocket Lab’s in-house launch and space systems capabilities provide significant competitive advantages for the company to complete the final move up the value chain and begin providing its own data and services from orbit. Rocket Lab has extensive vertically integrated design and manufacturing capabilities, having developed world-class engineering and manufacturing teams across the United States, New Zealand and Canada that allows it to manage and control almost every aspect of design, manufacturing and launch operations, enabling rapid protoyping and streamlined production to deliver product to orbit faster.

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Attractive financial model. Rocket Lab’s current bookings for 2021 represented 90% of its forecast revenue for 2021, which constituted 96% year on year growth. Rocket Lab’s internal forecasts had Rocket Lab being EBITDA positive in 2023 and cash flow positive in 2024, with forecast revenue exceeding $1,000,000,000 in 2026.

•	Experienced management team. The Vector Board determined that Rocket Lab has a proven and experienced team that is positioned to successfully lead Rocket Lab after the Mergers.

•	Rocket Lab’s post-closing financial condition. The Vector Board also considered factors such as Rocket Lab’s outlook and financial plan, taking into consideration the fact that, after consummation of the Mergers, Rocket Lab was estimated to have approximately $750 million (assuming no redemptions) of cash on its balance sheet, enabling it to fund development of its Neutron launch vehicle and expansion into space applications for the delivery of data and services from space.

•

Valuation supported by financial analysis and due diligence. The Vector Board determined that the valuation analysis conducted by Vector, based on the trading levels of comparable companies and the materials and financial projections provided by Rocket Lab, supported the equity valuation of Rocket Lab. As part of this determination, Vector’s management, Board and legal counsel conducted due diligence examinations of Rocket Lab and discussed with Rocket Lab’s management the financial, technical, manufacturing and legal outlook of Rocket Lab.

•	Key Investors. The PIPE Financing is anchored by Vector Capital, BlackRock and Neuberger Berman, among other top-tier institutional investors.

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Continued Ownership By Sellers and Investment by Third Parties. Rocket Lab’s stockholders will, collectively, be the largest stockholder of New Rocket Lab. In addition, the Vector Board considered that certain third parties, including top-tier institutional investors, are also investing an aggregate amount of $467 million in the combined company, in each case, pursuant to their participation in the PIPE Financing. Further, the bulk of the proceeds to be delivered to the combined company in connection with the Business Combination (including from Vector’s trust account and from the PIPE Financing) are expected to remain on the balance sheet of the combined company after Closing in order to fund existing operations and support new and existing growth initiatives. The Vector Board considered the foregoing as a strong sign of confidence in New Rocket Lab following the Business Combination and the benefits to be realized as a result of the Business Combination.

The Vector Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Business Combination including, but not limited to, the following: redemptions by Vector shareholders, complexities related to the shareholder vote, litigation and threats of litigation and broader macro risks, including the potential for downturns in the industries in which Rocket Lab operates, failure of launch attempts or delay or cancellation of launches. Specifically, the Vector Board considered the following issues and risks:

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Risk that the benefits described above may not be achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

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Risk of the liquidation of Vector. The risks and costs to Vector if the Business Combination is not completed, including the risk of diverting management’s focus and resources from other business combination opportunities, which could result in Vector being unable to effect a business combination in the requisite time frame and force Vector to liquidate.

•

Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits Vector from soliciting other business combination proposals, which restricts Vector’s ability, so long as the Merger Agreement is in effect, to consider other potential business combinations.

•	Risks regarding the shareholder vote. The risk that Vector’s shareholders may fail to provide the votes necessary to effect the Business Combination.

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Limitations of review. The Vector Board did not obtain an opinion from any independent investment banking or accounting firm that the consideration to be exchanged is fair to Vector, Rocket Lab or their respective shareholders from a financial point of view. Accordingly, the Vector Board considered that Vector might not have properly valued Rocket Lab.

•

Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Vector’s control, including approval by Vector stockholders and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•

Potential litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and expenses. The fees and expenses associated with completing the Business Combination.

•	Announcement of the Business Combination. The risk of the effect of the announcement or pendency of the transaction on Rocket Lab’s business relationships and operating results.

•

Changes in regulations. The risk that changes in the competitive and highly regulated industries in which Rocket Lab operates, variations in operating performance across competitors and changes in laws and regulations affecting Rocket Lab’s business.

•	Implementation Risk. The risk that the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities.

•	Industry. The risk of downturns in commercial launch services, space systems and space applications.

•	Operational risk. The risk that there is a technical failure of Rocket Lab’s rockets or launch attempts or that Rocket Lab’s launches are consistently or materially delayed or cancelled.

•	Potential impacts of COVID-19. Uncertainties regarding the potential impacts of the COVID-19 virus and related economic disruptions on Rocket Lab’s operations and demand for its products.

•	Key person risk. The risk that Peter Beck, Rocket Lab’s founder, is no longer with Rocket Lab.

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Suppliers. The risk that Rocket Lab’s key suppliers no longer produce Rocket Lab’s required materials or change the terms on which such materials are supplied in a way that is materially unfavorable to Rocket Lab.

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Geopolitical risk. The risk that Rocket Lab’s New Zealand operations are adversely impacted or that relations between the U.S. and New Zealand deteriorate, such that operating a business across the U.S. and New Zealand becomes operationally difficult.

•	Human danger risk. The risk that rocket failures or other manufacturing processes cause injury or death.

•	Act of god risk / disasters. Risk that environmental, seismic, or other exogenous events cause damage to Rocket Lab facilities or launches.

•	Other risk factors. Various other risk factors associated with the respective businesses of Vector and Rocket Lab.

In addition to considering the factors described above, the Vector Board also considered that some officers and directors of Vector might have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Vector’s shareholders. Vector’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Vector Board, the Merger Agreement and the transactions contemplated thereby, including the Domestication and the Mergers.

The Vector Board concluded that the potential benefits that it expected Vector and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Vector Board unanimously determined that the Merger Agreement, and the transactions contemplated thereby, including the Domestication and the Mergers, were advisable, fair to, and in the best interests of, Vector and its shareholders.

Certain Rocket Lab Projected Financial Information

Rocket Lab does not as a matter of course make public projections as to future results. Rocket Lab provided its internally-derived forecasts, prepared in the first quarter of 2021, for each of the years in the seven-year period ending December 31, 2027 to Vector for use as a component of its overall evaluation of Rocket Lab. Such projected financial information is included in this proxy statement/prospectus because it was provided to the Vector Board for its evaluation of the Business Combination. Rocket Lab’s projected financial information was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company.” You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may differ materially from actual results.

The projections reflect numerous assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond Rocket Lab’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “Rocket Lab Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” The financial projections provided to Vector’s Board are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond Rocket Lab’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, notably, statements regarding Rocket Lab’s seven-year business plan and yearly forecasts, and summary financial projections are, without limitation, subject to material assumptions regarding Rocket Lab’s ability to design, manufacture, develop, and operate its products and provide its services at scale and meet its customers’ business needs, Rocket Lab’s ability to successfully execute its technology and business development plans and growth strategy, Rocket Lab’s ability to compete in rapidly developing markets, and Rocket Lab’s ability to source and maintain strategic supply arrangements. Rocket Lab cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Rocket Lab or its representatives currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the projections to make a decision regarding the transaction.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, ROCKET LAB DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTED FINANCIAL INFORMATION. THE PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/ PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF ROCKET LAB, VECTOR NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY ROCKET LAB STOCKHOLDER, VECTOR SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTED FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

Rocket Lab has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Vector. Neither Rocket Lab’s board, officers, management nor any other representative of Rocket Lab has made or makes any representation to any person regarding Rocket Lab’s ultimate performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections should not be looked upon as “guidance” of any sort. Rocket Lab does not intend to refer back to these projections in its future periodic reports filed under the Exchange Act.

The projections were prepared by, and are the responsibility of Rocket Lab’s management. Neither Rocket Lab’s independent auditors, nor any other independent accountants have examined, compiled, or otherwise performed procedures with respect to the accompanying projected financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with the projected financial information. The report our independent auditors included in this proxy statement/prospectus relates to historical financial information of Rocket Lab. It does not extend to the projections and should not be read as if it does. You are encouraged to review the financial statements of Rocket Lab included in this proxy statement/prospectus, as well as the financial information provided in the sections titled “Summary Historical Financial Information of Rocket Lab” in this proxy statement/prospectus and to not rely on any single financial measure.

The key elements of the projections provided to us are summarized below (in millions of dollars).

	Forecast Year Ending December 31
(in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E
	(unaudited)
Total revenue	$69	$176	$267	$450	$749	$1,159	$1,571
Adjusted EBITDA (2)	$(48)	$(20)	$26	$119	$168	$340	$505
Unlevered free cash flow (3)	$(76)	$(73)	$(11)	$97	$149	$311	$465

(1)	Total cumulative billings for launches to be conducted in 2021 are expected to be $59 million.
(2)	Adjustments to EBITDA include share-based compensation, foreign exchange gains or losses and non-recurring losses, including the impact of retaining employees during COVID-19 shutdowns.
(3)	Unlevered free cash flow is defined as adjusted EBITDA minus capital expenditures minus increases in working capital.

Rocket Lab’s forecasted financial information was prepared using a number of assumptions, including the following assumptions that Rocket Lab’s management believed to be material:

•	Revenue growth supported by our existing customer backlog;

•

Efficient scaling of manufacturing and launch operations, leading to improvements in adjusted EBITDA driven by expected cost reductions, including cost reductions on Rocket Lab’s current product roadmap and other expected volume-based pricing improvements with suppliers; and

•	Increased investment in research and development and sales expenses to drive revenue growth, while realizing improved economies of scale in general and administrative.

In making the foregoing assumptions, which imply a revenue compound annual growth rate of 87% between 2021 and 2027, Rocket Lab’s management relied on a number of factors, including:

•	Continued growth in demand for dedicated small satellite launch services, satellites and other spacecraft and on-orbit management solutions;

•	Expanding our addressable market by capturing larger constellation launch opportunities with the planned Neutron launch vehicle;

•	Further penetration of the broader market for small satellite manufacturing and related services; and

•	Third-party forecasts for industry growth and market penetration in the area of small satellites and related services.

Satisfaction of 80% Test

It is a requirement under the Existing Governing Documents that any business acquired by Vector have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Rocket Lab generally used to approve the transaction, the Vector Board determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of Vector and its shareholders and appropriately reflected Rocket Lab’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships and technical skills, as well as quantitative factors such as Rocket Lab’s historical growth rate and its potential for future growth in revenue and profits. The Vector Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Rocket Lab met this requirement.

Interests of Vector’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the Vector Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholders, including Vector’s directors, have interests in such proposal that are different from, or in addition to, those of Vector shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	the fact that our Initial Shareholders have agreed not to redeem any Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination;

•

the fact that the Sponsor paid an aggregate of $25,000 for 8,625,000 Class B ordinary shares, 8,000,000 of which are currently owned by the Initial Shareholders and such securities will have a significantly higher value at the time of the Business Combination;

•

the fact that Sponsor paid $8,400,000 for its private placement warrants, and the private placement warrants would be worthless if a business combination is not consummated by September 29, 2022 (unless such date is extended in accordance with the Existing Governing Documents);

•

the fact that the affiliates of Vector have agreed to purchase 5,000,000 shares of New Rocket Lab Common Stock at $10.00 per share in the PIPE Financing on the same terms and conditions as the other PIPE Investors;

•

the fact that the Initial Shareholders and certain of Vector’s current officers have agreed to waive their rights to liquidating distributions from the trust account with respect to any ordinary shares (other than public shares) held by them if Vector fails to complete an initial business combination by September 29, 2022;

•	the fact that the Second Amended and Restated Registration Rights Agreement will be entered into by the Sponsor and certain other affiliates of Vector;

•	the continued indemnification of Vector’s directors and officers and the continuation of Vector’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

•	the fact that the Initial Shareholders will lose their entire investment in Vector if an initial business combination is not consummated by September 29, 2022;

•

the fact that if the trust account is liquidated, including in the event Vector is unable to complete an initial business combination by September 29, 2022, the Sponsor has agreed to indemnify Vector to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Vector has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Vector, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account; and

•	the fact that Vector may be entitled to distribute or pay over funds held by Vector outside the trust account to the Sponsor or any of its affiliates prior to the Closing.

The Initial Shareholders have, pursuant to the Sponsor Letter Agreement and the Insider Letter, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the annual general meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “Related Agreements — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Vector Shareholder Matters, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Vector Shareholder Matters. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, Rocket Lab and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirements that each of the Vector Shareholder Matters be approved by the requisite vote, (ii) otherwise limit the number of public shares electing to redeem their public shares and (iii) increase the likelihood that New Rocket Lab’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Financing.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the annual general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the annual general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Expected Accounting Treatment of the Business Combination

The Business Combination is made up of the series of transactions within the Merger Agreement as defined elsewhere within this registration statement. For accounting purposes, this series of transactions will be accounted for as a reverse recapitalization in accordance with GAAP and Rocket Lab will be treated as the acquirer for accounting purposes, notwithstanding the legal form of the Business Combination. No step-up in basis of intangible assets or goodwill will be recorded in this transaction. The determination of Rocket Lab as the accounting acquirer considered various factors, including that Rocket Lab will comprise the ongoing operations of the post-combination company, Rocket Lab’s Stockholders will hold the largest minority interest, the planned initial composition of the Board will include a majority of board members appointed by Rocket Lab, including the CEO of Rocket Lab, as well as other designees of the Rocket Lab Stockholders. In addition, the ongoing senior management of the post-combination company will be substantially composed of Rocket Lab employees.

Subsequent to the completion of these series of transactions, Rocket Lab will be the reporting entity with its historical and future financial information being the financial information of the public registrant.

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Vector as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Vector Delaware immediately following the Domestication will be the same as those of Vector immediately prior to the Domestication.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. Certain aspects of the Business Combination are subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. Vector and Rocket Lab have filed the required forms under the HSR Act with the Antitrust Division and the FTC and requesting early termination. The statutory HSR waiting period for the HSR Act expired on April 14, 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities in the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of New Rocket Lab’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Vector cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other governmental authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Vector cannot assure you as to its result.

None of Vector or Rocket Lab are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the Business Combination Proposal will require the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.

Resolution

“RESOLVED, as an ordinary resolution, that the entry by Vector Acquisition Corporation, a Cayman Islands exempted company (“Vector”), into the Agreement and Plan of Merger, dated as of March 1, 2021, as amended by Amendment No. 1 thereto, dated May 7, 2021, by and among Vector, Rocket Lab USA, Inc., a Delaware corporation (“Rocket Lab”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Rocket Lab (“Merger Sub”), pursuant to which, among other things, (a) Vector will deregister as an exempted company in the Cayman Islands and continue and domesticate as a corporation in the State of Delaware (Vector as of immediately following the Domestication, to be referred to as “Vector Delaware”), (b) Merger Sub will merge with and into Vector Delaware, with Vector surviving the merger as a wholly-owned subsidiary of Rocket Lab (the “First Merger”), and (c) Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”), and the transactions contemplated thereby, including the Domestication, the Mergers and the PIPE Financing (as defined therein), be approved.

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT THE VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “ — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Vector is asking its shareholders to approve the Domestication Proposal (defined below). Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the Vector Board has unanimously approved, and Vector shareholders are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of Vector’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Vector will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Vector will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, on the Closing Date prior to the Effective Time, (i) each issued and outstanding Class A ordinary share will convert automatically by operation of law, on a one-for-one basis, into shares of Vector Delaware Class A common stock; (ii) and issued and outstanding Class B ordinary share of Vector will convert automatically by operation of law, on a one-for-one basis, into shares of Vector Delaware Class B common stock; (iii) each issued and outstanding warrant to purchase Class A ordinary shares of Vector will automatically represent the right to purchase one share of Vector Delaware Class A common stock at an exercise price of $11.50 per share of Vector Delaware Class A common stock on the terms and conditions set forth in the warrant agreement; and (iv) each issued and outstanding unit of Vector that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Vector Delaware Class A common stock and one-third of one warrant, with a whole warrant representing the right to acquire one share of Vector Delaware Class A common stock.

The Domestication Proposal, if approved, will approve a change of Vector’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Vector is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, Vector Delaware will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then Vector will also ask its shareholders to approve the Governing Documents Proposals (discussed below), which, if approved, will replace the Existing Governing Documents with a new certificate of incorporation and bylaws of Vector Delaware under the DGCL. The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents and we encourage shareholders to carefully consult the information set out below under “Governing Documents Proposals,” the Existing Governing Documents of Vector, attached hereto as Annex B and the Proposed Governing Documents of Vector Delaware, attached hereto as Annex C and Annex D.

Reasons for the Domestication

The Vector Board believes that there are significant advantages to Vector that will arise as a result of a change of its domicile to Delaware. Further, the Vector Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The Vector Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Vector and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

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Prominence, Predictability and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

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Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Vector believes such clarity would be advantageous to New Rocket Lab, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Rocket Lab’s stockholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers and stockholders alike. New Rocket Lab’s incorporation in Delaware may make it more attractive to future candidates for its board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, Vector has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Vector Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Rocket Lab to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Vector as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Vector Delaware immediately following the Domestication will be the same as those of Vector immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Vector Shareholder Matters.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that Vector be de-registered in the Cayman Islands pursuant to the power contained in Clause 8 of the Memorandum of Association of Vector and Article 190 of Vector’s Articles of Association, and immediately upon being de-registered in the Cayman Islands, Vector be registered by way of continuation as a corporation under the laws of the State of Delaware, pursuant to Part XII of the Companies Act (2021 Revision) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSALS

If each of the following Governing Documents Proposals and the other Vector Shareholder Matters are approved and the Business Combination is to be consummated, Vector Delaware will replace the Existing Governing Documents, with a proposed new certificate of incorporation to be effective upon the Domestication and, following the Second Effective Time, the proposed certificate of incorporation of New Rocket Lab (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Governing Documents”) of Vector Delaware, in each case, under the DGCL.

Vector Acquisition’s shareholders are asked to consider and vote upon and to approve three (3) separate proposals (collectively, the “Governing Documents Proposals”) in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents. The Governing Documents Proposals are conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Businesses Combination Proposal and the Domestication Proposal are not approved, the Governing Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The Proposed Governing Documents differ in certain material respects from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Governing Documents and the Proposed Certificate of Incorporation and Proposed Bylaws for Vector Delaware. This summary is qualified by reference to the complete text of the Existing Governing Documents of Vector Acquisition, attached to this proxy statement/prospectus as Annex B, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex C (with differences between the proposed certificate of incorporation of Vector Delaware and the proposed certificate of incorporation of New Rocket Lab identified) and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read each of the Proposed Governing Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Governing Documents are governed by Cayman Islands law and the Proposed Governing Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	Existing Governing Documents	Proposed Governing Documents
Authorized Shares (Governing Documents Proposal A)	The share capital under the Existing Governing Documents is US$50,100 divided into 450,000,000 Class A ordinary shares of par value US$0.0001 per share, 50,000,000 Class B ordinary shares of par value US$0.0001 per share and 1,000,000 preference shares of par value US$0.0001 per share.	Until the consummation of the Business Combination, the Proposed Governing Documents authorize 501,000,000 shares of capital stock, divided into 450,000,000 shares of Class A common stock, 50,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock. Upon the consummation of the Business Combination, the Proposed Governing Documents authorize 2,600,000,000 shares of capital stock, divided into 2,500,000,000 shares of common stock and 100,000,000 shares of preferred stock.

	Existing Governing Documents	Proposed Governing Documents

	See paragraph 7 of the Memorandum of Association.	See Article IV of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting (Governing Documents Proposal C)	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Governing Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but, following the Second Merger, will prohibit the ability of stockholders to act by written consent in lieu of a meeting.
	See Articles 83 and 92 of the Articles of Association.	See Article V subsection 1 of the Proposed Certificate of Incorporation.

Corporate Name (Governing Documents Proposal C)	The Existing Governing Documents provide the name of the company is “Vector Acquisition Corporation”	The Proposed Governing Documents will provide that the name of the corporation will be “Rocket Lab USA, Inc.”

	See Paragraph 1 of the Memorandum of Association.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence (Governing Documents Proposal C)	The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by September 29, 2022 (twenty-four months after the closing of Vector’s initial public offering), Vector will cease all operations except for the purposes of winding up and will redeem the shares issued in Vector’s initial public offering and liquidate its trust account.	The Proposed Governing Documents do not include any provisions relating to Vector Delaware’s ongoing existence; the default under the DGCL will make Vector Delaware’s existence perpetual.

	See Article 170 of the Articles of Association.	This is the default rule under the DGCL.

Exclusive Forum (Governing Documents Proposal C)	The Existing Governing Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Governing Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the federal courts of the United States as the exclusive forum for litigation arising out of the Securities Act.

See Article X of the Proposed Certificate of Incorporation.

	Existing Governing Documents	Proposed Governing Documents

Provisions Related to Dual Class Structure (Governing Documents Proposal C)	Each Class A ordinary share and each Class B ordinary share shall have one vote per share.	Each Vector Delaware Class A common stock shall be entitled to one vote per share and each Vector Delaware Class B common stock shall be entitled to 10 votes per share. This provision will not be included in the Proposed Certificate of Incorporation to be effective upon the Business Combination.

	See Article 83 of the Articles of Association.	See Article IV.A of the Proposed Certificate of Incorporation.

Provisions Related to Status as Blank Check Company (Governing Documents Proposal C)	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Articles 162 – 177 of the Articles of Association.

GOVERNING DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal A — as an ordinary resolution, to approve the change in the authorized share capital of Vector from US$50,100 divided into (i) 450,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 450,000,000 shares of Class A common stock, par value $0.0001 per share, 50,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share, until the consummation of the Business Combination and (iii) 2,500,000,000 shares of Vector Delaware common stock, par value $0.0001 per share, and 100,000,000 shares of Vector Delaware preferred stock, par value $0.0001 per share, upon the consummation of Business Combination.

As of the date of this proxy statement/prospectus, there are 40,000,000 ordinary shares of Vector issued and outstanding, which includes an aggregate of 8,000,000 Class B ordinary shares held by the Initial Shareholders, including the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 16,266,666 warrants to acquire ordinary shares, comprised of 5,600,000 private placement warrants held by the Sponsor and 10,666,666 public warrants.

In connection with the Domestication, on the Closing Date prior to the First Effective Time, (i) Vector’s Class A ordinary shares and Class B ordinary shares, issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of Vector Delaware Class A common stock and Class B common stock, respectively; (ii) Vector’s warrants to purchase Class A ordinary shares issued and outstanding immediately prior to the Domestication will convert into an equal number of Vector Delaware warrants; and (iii) Vector’s units that have not been separated into Class A ordinary shares and warrants issued and outstanding immediately prior to the Domestication will convert into an equal number of units of Vector Delaware units.

Concurrently with the Domestication, Rocket Lab will amend and restate its certificate of incorporation, and in connection therewith, among other things, (i) each issued and outstanding share of preferred stock of Rocket Lab will convert into shares of Rocket Lab Common Stock in accordance with the terms thereof; (ii) each issued and outstanding share of Rocket Lab Common Stock (after giving effect to the conversion contemplated by clause (i)) will convert automatically into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio; and (iii) each then issued and outstanding Rocket Lab warrant will convert into a Rocket Lab New Warrant for a number of shares of Rocket Lab Common Stock and with the applicable exercise price per share determined in accordance with the Merger Agreement.

In accordance with the terms and subject to the conditions of the Merger Agreement, immediately following the Domestication, Merger Sub will merge with and into Vector Delaware, with Vector Delaware surviving the merger as a wholly owned subsidiary of Rocket Lab, and in connection therewith, (i) the shares of Vector Delaware common stock (other than any treasury shares, shares held by Vector Delaware or any dissenting shares) issued and outstanding immediately prior to the First Effective Time will convert into an equal number of shares of Rocket Lab Common Stock; (ii) the Vector Delaware warrants that are outstanding and unexercised immediately prior to the First Effective Time will convert into an equal number of Assumed Warrants; and (iii) the Vector Delaware units that are outstanding immediately prior to the First Effective Time will convert into an equal number of Assumed Units.

Immediately following the First Effective Time, Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger, and in connection therewith, among other things, (i) the shares of Rocket Lab Common Stock (other than any treasury shares, shares held by Rocket Lab or dissenting shares) issued and outstanding immediately prior to the Second Effective Time will convert into an equal number of shares of New Rocket Lab Common Stock; (ii) the Rocket Lab New Warrants and the Assumed Warrants outstanding and unexercised immediately prior to the Second Effective Time will convert into an equal number of warrants to purchase New Rocket Lab Common Stock and (iii) each Assumed Unit that is outstanding immediately prior to the Second Effective Time will automatically be converted into a New Rocket Lab unit that, upon the Closing, will be cancelled and will entitle the holder thereof to one share of New Rocket Lab Common Stock and one-third of one warrant, with each whole warrant representing the right to purchase one share of New Rocket Lab Common Stock.

In addition to the above consideration, if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, the Rocket Lab Holders will be entitled to receive additional shares of New Rocket Lab Common Stock equal to 8% of the Aggregate Share Consideration (computed without the deduction for the Management Redemption Shares).

For further details, see “Business Combination Proposal — Consideration to Rocket Lab Holders in the Business Combination.”

Additionally, Vector has agreed to issue and sell to the PIPE Investors, an aggregate of 46,700,000 shares of New Rocket Lab Common Stock, on the terms and subject to the conditions set forth in the Subscription Agreements, which stock will be converted into New Rocket Lab Common Stock in connection with the Mergers.

In order to ensure that New Rocket Lab has sufficient authorized capital for future issuances, our board of directors has approved, subject to stockholder approval, the change in the authorized share capital of Vector from US$50,100 divided into (i) 450,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 450,000,000 shares of Class A common stock, par value $0.0001 per share, 50,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share, until the consummation of the Business Combination and (iii) 2,500,000,000 shares of Vector Delaware common stock, par value $0.0001 per share, and 100,000,000 shares of Vector Delaware preferred stock, par value $0.0001 per share.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of Vector Delaware, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of Vector Delaware that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

Vote Required for Approval

The approval of Governing Documents Proposal A requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

Governing Documents Proposal A is conditioned on the approval and adoption of each of the other Vector Shareholder Matters.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the change in the authorized share capital of Vector from US$50,100 divided into (i) 450,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 450,000,000 shares of Class A common stock, par value $0.0001 per share, 50,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share, until the consummation of the Business Combination and (iii) 2,500,000,000 shares of Vector Delaware common stock, par value $0.0001 per share and 100,000,000 shares of Vector Delaware preferred stock, par value $0.0001 per share be approved.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal B — to authorize the removal of the ability of New Rocket Lab stockholders to take action by written consent in lieu of a meeting.

Our shareholders are also being asked to approve Governing Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Rocket Lab after the Business Combination.

The Proposed Governing Documents stipulate that any action required or permitted to be taken by the stockholders of New Rocket Lab must be effected at a duly called annual or special meeting of stockholders of New Rocket Lab, and may not be effected by any consent in writing by such stockholder.

This summary is qualified by reference to the complete text of the Proposed Governing Documents of New Rocket Lab, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D. All stockholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

The elimination of the right to act by written consent will be effective following the Second Merger.

Reasons for the Amendments

Under the Proposed Governing Documents, New Rocket Lab’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New Rocket Lab’s organizational documents outside of a duly called special or annual meeting of the stockholders of New Rocket Lab. Further, our board of directors believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which Vector is aware to obtain control of New Rocket Lab, and Vector and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the board of directors does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of New Rocket Lab. Inclusion of these provisions in the Proposed Governing Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Vote Required for Approval

The approval of Governing Documents Proposal B requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

Governing Documents Proposal B is conditioned on the approval and adoption of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the removal of the ability of New Rocket Lab stockholders to take action by written consent in lieu of a meeting be approved.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL C — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS

Overview

Governing Documents Proposal C — to amend and restate the Existing Governing Documents and to authorize all other changes in connection with the replacement of Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively), including (i) making New Rocket Lab’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act, (iii) providing that each share of Vector Delaware Class B common stock will be entitled to 10 votes per share prior to the effective time of the First Merger (which provision shall be removed and no longer be applicable upon consummation of the Business Combination) and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Vector Board believes is necessary to adequately address the needs of New Rocket Lab after the Business Combination. A vote in favor of Proposal C constitutes a vote in favor of the initial certificate of incorporation of Vector Delaware.

Our shareholders are also being asked to approve Governing Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Rocket Lab after the Business Combination.

The Proposed Governing Documents will be further amended in connection with the Business Combination to provide that the name of the corporation will be “Rocket Lab USA, Inc.” In addition, the Proposed Governing Documents will make New Rocket Lab’s corporate existence perpetual.

The Proposed Certificate of Incorporation, which will be in effect upon consummation of the Domestication, provides that, unless New Rocket Lab consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Rocket Lab, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of New Rocket Lab to New Rocket Lab or New Rocket Lab’s stockholders, (iii) any action asserting a claim against New Rocket Lab arising out of or relating to any provision of the General Corporation Law of Delaware, the Proposed Certificate of Incorporation or Proposed Bylaws or as to which the General Corporation Law of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Proposed Bylaws; or (v) any action governed by the internal affairs doctrine. The foregoing shall not preclude the filing of claims in the federal district courts of the United States of under the Securities Act or under the Exchange Act.

The Proposed Certificate of Incorporation to be effective upon the Domestication will provide that each stockholder of record of Vector Delaware Class A common stock will be entitled to one vote per share and each stockholder of record of Vector Delaware Class B common stock will be entitled to 10 votes per share. The Proposed Certificate of Incorporation to be effective upon the closing of the Business Combination will not contain provisions relating to this dual class structure.

The Proposed Certificate of Incorporation will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, New Rocket Lab will not be a blank check company.

Approval of each of the Governing Documents Proposals, assuming approval of each of the other Vector Shareholder Matters, will result, upon the consummation of the Domestication, in the wholesale replacement of Vector’s Existing Governing Documents with Vector Delaware’s Proposed Governing Documents. While certain material changes between the Existing Governing Documents and the Proposed Governing Documents have been unbundled into distinct Governing Documents Proposals or otherwise identified in this Governing Documents Proposal C, there are other differences between the Existing Governing Documents and the Proposed Governing Documents (arising from, among other things, differences between Cayman Islands law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Governing Documents Proposal C. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Governing Documents of Vector Delaware, attached hereto as Annex C and Annex D, as well as the information set under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus. Any description of the Proposed Governing Documents herein is qualified in its entirety by the terms of such Proposed Governing Documents.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “Vector Acquisition Corporation” to “Rocket Lab USA, Inc.” is desirable to reflect the Business Combination with Rocket Lab and to clearly identify New Rocket Lab as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making New Rocket Lab’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for New Rocket Lab following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New Rocket Lab in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that the after the Domestication, New Rocket Lab will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Provisions Related to Dual Class Structure

The Proposed Certificate of Incorporation to be effective upon the Domestication will provide that each stockholder of record of Vector Delaware Class A common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, while each stockholder of record of Vector Delaware Class B common stock will be entitled to 10 votes per share. Under the DGCL, the First Merger will require the approval of holders of at least a majority of the voting power of the outstanding shares of Vector Delaware entitled to vote thereon. As a result of the voting power of the Vector Delaware Class B common stock, the approval of our Initial Shareholders, as the holders of such Vector Delaware Class B common stock, will be the only approval required to effect the First Merger. The purpose of utilizing this dual class structure is solely to reduce the administrative burden associated with effecting the First Merger. The Proposed Certificate of Incorporation to be effective upon the closing of the Business Combination will not contain provisions relating to this dual class structure, as New Rocket Lab will have only one class of common stock and all stockholders of New Rocket Lab will be entitled to the same number of votes per share on all matters to be considered by the New Rocket Lab stockholders.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Certificate of Incorporation does not include the requirement to dissolve New Rocket Lab and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and our board of directors believes it is the most appropriate period for New Rocket Lab following the Business Combination. In addition, certain other provisions in our Existing Governing Documents require that proceeds from the Vector’s initial public offering be held in the trust account until a business combination or liquidation of Vector has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Certificate of Incorporation.

Vote Required for Approval

The approval of Governing Documents Proposal C requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

Governing Documents Proposal C is conditioned on the approval and adoption of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the amendment and restatement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to the proxy statement/prospectus as Annex C and Annex D, respectively) be approved, including (i) making New Rocket Lab’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States as the exclusive forum for litigation arising out of the Securities Act of 1933, as amended, (iii) providing that each share of Vector Delaware Class B common stock will be entitled to 10 votes per share prior to the effective time of the First Merger (which provision shall be removed and no longer be applicable upon consummation of the Business Combination) and (iv) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination be approved.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

NASDAQ PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Vector is asking its shareholders to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the Nasdaq Stock Exchange Listing Rules (each, a “Nasdaq Listing Rule”) 5635(a), (b) and (d), the issuance of shares of New Rocket Lab Common Stock in connection with the Business Combination and the PIPE Financing, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635(a), (b) or (d) (such proposal, the “Nasdaq Proposal”).

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Merger Agreement, Vector currently expects to issue an estimated 46,700,000 shares of New Rocket Lab Common Stock in the PIPE Financing and up to approximately 432,000,000 shares of New Rocket Lab Common Stock (assuming none of the Management Redemption Shares are redeemed and the maximum number of Earnout Shares are issued) in connection with the Business Combination. For further details, see “Business Combination Proposal — Consideration to Rocket Lab Holders in the Business Combination” and “Equity Incentive Plan Proposal.”

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial shareholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because the Sponsor currently owns greater than 5% of Vector’s ordinary shares, the Sponsor is considered a substantial shareholder of Vector under Nasdaq Listing Rule 5635(e)(3). In connection with the PIPE Financing, certain affiliates of the Sponsor are expected to be issued 5,000,000 shares of New Rocket Lab Common Stock, and therefore approval of such issuance may be required under Nasdaq Listing Rule 5635(e)(3).

In the event that this proposal is not approved by Vector shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Vector shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New

Rocket Lab Common Stock pursuant to the Merger Agreement and the PIPE Financing, such shares will not be issued.

Vote Required for Approval

The approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

The Nasdaq Proposal is conditioned on the approval and adoption of each of the other Vector Shareholder Matters.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of shares of New Rocket Lab Common Stock (including the Earnout Shares and shares issuable in the future pursuant to outstanding warrants, options, restricted stock units or other rights to receive shares) in connection with the Business Combination and the PIPE Financing be approved.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

EQUITY INCENTIVE PLAN PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Vector is asking its shareholders to consider and vote upon a proposal to approve and adopt by ordinary resolution the Rocket Lab USA, Inc. 2021 Stock Option and Incentive Plan, which is referred to herein as the “Equity Incentive Plan,” a copy of which is attached to this proxy statement/prospectus as Annex H (such proposal, the “Equity Incentive Plan Proposal”).

A total of 59,875,000 shares of New Rocket Lab Common Stock will be reserved for issuance under the Equity Incentive Plan. As of May     , 2021, the closing price on Nasdaq per Vector Class A ordinary share, each of which shall be converted to one share of New Rocket Lab Common Stock, was $            . Based upon a price per share of $10.00, the maximum aggregate market value of the New Rocket Lab Common Stock that could potentially be issued under the Equity Incentive Plan at Closing is $598,750,000. The Vector Board approved the Equity Incentive Plan on                 , 2021, subject to approval by Vector’s shareholders. If the Equity Incentive Plan is approved by our shareholders, then the Equity Incentive Plan will be effective upon the consummation of the Business Combination.

The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is included as Annex H to this proxy statement/prospectus.

Summary of the Rocket Lab USA Inc. 2021 Stock Option and Incentive Plan

The Equity Incentive Plan was adopted by the Vector Board prior to the Closing, subject to stockholder approval, and will become effective upon the date immediately prior to the Closing Date (the “Equity Incentive Plan Effective Date”). The Equity Incentive Plan allows New Rocket Lab to make equity and equity-based incentive awards to officers, employees, directors and consultants. The Vector Board anticipates that providing such persons with a direct stake in New Rocket Lab will assure a closer alignment of the interests of such individuals with those of New Rocket Lab and its stockholders, thereby stimulating their efforts on New Rocket Lab’s behalf and strengthening their desire to remain with New Rocket Lab.

Vector has initially reserved 59,875,000 shares of New Rocket Lab Common Stock for the issuance of awards under the Equity Incentive Plan (the “Initial Limit”). The Equity Incentive Plan provides that the number of shares reserved and available for issuance under the Equity Incentive Plan will automatically increase each January 1, beginning on January 1, 2022, by 5% of the outstanding number of shares of New Rocket Lab Common Stock on the immediately preceding December 31, or such lesser amount as determined by the plan administrator (the “Annual Increase”). This limit is subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar change in New Rocket Lab’s capitalization. The maximum aggregate number of shares of New Rocket Lab Common Stock that may be issued upon exercise of incentive stock options under the Equity Incentive Plan shall not exceed the Initial Limit cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase or 59,875,000 shares of New Rocket Lab Common Stock. Shares underlying any awards under the Equity Incentive Plan and the shares of Rocket Lab Common Stock underlying Rocket Lab’s Second Amended and Restated 2013 Stock Option and Grant Plan (the “2013 Plan”) that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by New Rocket Lab prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) shall be added back to the shares available for issuance under the Equity Incentive Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options.

The Equity Incentive Plan contains a limitation whereby the value of all awards under the Equity Incentive Plan and all other cash compensation paid by New Rocket Lab to any non-employee director may not exceed

$650,000 in any calendar year; provided, however, that such amount will be $1,000,000 for the first calendar year a non-employee director is initially appointed to the New Rocket Lab Board.

The Equity Incentive Plan will be administered by the compensation committee of the New Rocket Lab Board, the New Rocket Lab Board or such other similar committee pursuant to the terms of the Equity Incentive Plan. The plan administrator, which initially will be the compensation committee of the New Rocket Lab Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Equity Incentive Plan. The plan administrator may delegate to a committee consisting of one or more officers the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines. Persons eligible to participate in the Equity Incentive Plan will be officers, employees, non-employee directors and consultants of New Rocket Lab as selected from time to time by the plan administrator in its discretion. As of the date of this proxy statement/prospectus, approximately 599 individuals will be eligible to participate in the Equity Incentive Plan, which includes approximately 594 employees, 4 non-employee directors and 1 consultant.

The Equity Incentive Plan permits the granting of both options to purchase New Rocket Lab Common Stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the Equity Incentive Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of New Rocket Lab and its subsidiaries. Non-qualified options may be granted to any persons eligible to awards under the Equity Incentive Plan. The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of the New Rocket Lab Common Stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by our plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of shares of New Rocket Lab Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of New Rocket Lab Common Stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price generally may not be less than 100% of the fair market value of New Rocket Lab Common Stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised.

The plan administrator may award restricted shares of New Rocket Lab Common Stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The plan administrator may also grant shares of New Rocket Lab Common Stock that are free from any restrictions under the Equity Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of New Rocket Lab Common Stock.

The plan administrator may grant cash-based awards under the Equity Incentive Plan to participant.

The Equity Incentive Plan requires the plan administrator to make appropriate adjustments to the number of shares of common stock that are subject to the Equity Incentive Plan, to certain limits in the Equity Incentive Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

The Equity Incentive Plan provides that upon the effectiveness of a “sale event,” as defined in the Equity Incentive Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the Equity Incentive Plan. To the extent that awards granted under the Equity Incentive Plan are not assumed or continued or substituted by the successor entity, all awards granted under the Equity Incentive Plan shall terminate and in such case except as may be otherwise provided in the relevant award agreement, all stock options and stock appreciation rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the sale event shall become fully vested and exercisable as of the effective time of the sale event, all other awards with time-based vesting conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the plan administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding options and stock appreciation rights will, for each such award, either (a) receive a payment in cash or in kind for each share subject to such award that is exercisable in an amount equal to the per share cash consideration payable to stockholders in the sale event less the applicable per share exercise price (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share cash consideration payable to stockholders in the sale event, such option or stock appreciation right shall be cancelled for no consideration) or (b) be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. The plan administrator shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares under such awards.

Participants in the Equity Incentive Plan are responsible for the payment of any federal, state or local taxes that New Rocket Lab is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of New Rocket Lab to be satisfied, in whole or in part, by New Rocket Lab withholding from shares of New Rocket Lab Common Stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of New Rocket Lab to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to New Rocket Lab in an amount that would satisfy the withholding amount due.

The Equity Incentive Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order; however, the plan administrator may permit the transfer of non-qualified stock options by gift to an immediate family member, to trusts for the benefit of family members or to partnerships in which such family members are the only partners.

The plan administrator may amend or discontinue the Equity Incentive Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the Equity Incentive Plan require the approval of New Rocket Lab’s stockholders.

No awards may be granted under the Equity Incentive Plan after the date that is ten years from the Equity Incentive Plan Effective Date. No awards under the Equity Incentive Plan have been made prior to the date hereof.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, we intend to file with the SEC a registration statement on Form S-8 covering the New Rocket Lab Common Stock issuable under the Equity Incentive Plan.

Certain United States Federal Income Tax Aspects

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the Equity Incentive Plan. It does not describe all federal tax consequences under the Equity Incentive Plan, nor does it describe state or local tax consequences.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of New Rocket Lab Common Stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) New Rocket Lab will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of New Rocket Lab Common Stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of New Rocket Lab Common Stock at exercise (or, if less, the amount realized on a sale of such shares of New Rocket Lab Common Stock) over the option price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of New Rocket Lab Common Stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of New Rocket Lab Common Stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of New Rocket Lab Common Stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of New Rocket Lab Common Stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

For all other awards under the Equity Incentive Plan, New Rocket Lab generally will be entitled to a tax deduction in connection with other awards under the Equity Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to New Rocket Lab, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Plan Benefits

No awards have been previously granted under the Equity Incentive Plan and no awards have been granted that are contingent on stockholder approval of the Equity Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the Equity Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Vote Required for Approval

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

The Equity Incentive Plan Proposal is conditioned on the approval and adoption of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposals, the Nasdaq Proposal and the Employee Stock Purchase Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Rocket Lab USA, Inc. 2021 Stock Option and Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex H, be adopted and approved.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

On                 , 2021, the Vector Board adopted, subject to the approval of our stockholders, the Rocket Lab USA, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the date immediately prior to the Closing Date (the “ESPP Effective Date”). We believe that the adoption of the ESPP will benefit us by providing employees with an opportunity to acquire shares of New Rocket Lab Common Stock and will enable us to attract, retain and motivate valued employees.

A total of 9,980,000 shares of New Rocket Lab Common Stock will be reserved and authorized for issuance under the ESPP. As of May     , 2021, the closing price on Nasdaq per Vector Class A ordinary share, each of which shall be converted to one share of New Rocket Lab Common Stock, was $            . Based upon a price per share of $10.00, the maximum aggregate market value of the New Rocket Lab Common Stock that could potentially be issued under the ESPP at Closing is $99,800,000.

Summary of the Material Provisions of the ESPP

The following description of certain provisions of the ESPP is intended to be a summary only. The summary is qualified in its entirety by the full text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex I. It is our intention that a component of the ESPP qualify as an “employee stock purchase plan” under Section 423 of the Code.

An aggregate of 9,980,000 shares will be reserved and available for issuance under the ESPP. The ESPP provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 9,980,000 shares of New Rocket Lab Common Stock, 1% of the outstanding number of shares of New Rocket Lab Common Stock on the immediately preceding December 31, or such lesser amount as determined by the plan administrator. If our capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the ESPP will be appropriately adjusted.

The ESPP will be administered by the person or persons appointed by the New Rocket Lab Board. Initially, the compensation committee of the New Rocket Lab Board will administer the plan and will have full authority to make, administer and interpret such rules and regulations regarding the ESPP as it deems advisable.

Any employee of New Rocket Lab or one of its subsidiaries that has been designated to participate in the ESPP is eligible to participate in the ESPP so long as the employee is customarily employed for more than 20 hours a week and has been employed for at least 30 days on the first day of the applicable offering period. No person who owns or holds, or as a result of participation in the ESPP would own or hold, New Rocket Lab Common Stock or options to purchase New Rocket Lab Common Stock, that together equal to 5% or more of total combined voting power or value of all classes of stock of New Rocket Lab or any parent or subsidiary is entitled to participate in the ESPP. No employee may exercise an option granted under the ESPP that permits the employee to purchase New Rocket Lab Common Stock having a value of more than $25,000 (determined using the fair market value of the stock at the time such option is granted) in any calendar year.

Participation in the ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage of base pay to the ESPP. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay. As of the date of this proxy statement/prospectus, there are currently approximately 593 employees who will be eligible to participate in the ESPP. Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the ESPP, becomes ineligible to participate in the ESPP, or his or her employment ceases.

Unless otherwise determined by the plan administrator of the New Rocket Lab Board, we will make one or more offerings, consisting of one or more purchase periods, each year to our employees to purchase shares under the ESPP, which we refer to as an “offering period.” Shares are purchased on the last business day of each purchase period or if such purchase period is the last purchase period of the offering period, the last business day of such offering period, with that day being referred to as an “exercise date.” The plan administrator may establish different offering periods or exercise dates under the ESPP.

On the first day of an offering period, we will grant to employees participating in that offering period an option to purchase shares of New Rocket Lab Common Stock. On the exercise date of each purchase period, the employee is deemed to have exercised the option, at the exercise price, for the lowest of (i) a number of shares of New Rocket Lab Common Stock determined by dividing such employee’s accumulated payroll deductions or contributions on such exercise date by the exercise price; (ii) 5,000 shares of New Rocket Lab Common Stock; or (iii) such lesser number as established by the plan administrator in advance of the offering. The exercise price is equal to the lesser of (i) 85% the fair market value per share of New Rocket Lab Common Stock on the first day of the offering period or (ii) 85% of the fair market value per share of New Rocket Lab Common Stock on the exercise date. The maximum number of shares of New Rocket Lab Common Stock that may be issued to any employee under the ESPP in a calendar year is a number of shares of New Rocket Lab Common Stock determined by dividing $25,000, valued at the start of the offering period, or such other lesser number of shares as determined by the plan administrator from time to time.

In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions will be refunded.

To the extent permitted by applicable laws, if the fair market value of New Rocket Lab Common Stock on any exercise date in an offering period is lower than the fair market value of the New Rocket Lab Common Stock on the first day of such offering, then all participants in such offering will be automatically withdrawn from such offering immediately after the exercise of their option on such exercise date and will be automatically re-enrolled in the immediately following offering as of the first day thereof.

Except as may be permitted by the plan administrator in advance of an offering, a participant may only increase or decrease the amount of his or her payroll deductions once during any offering period but may increase or decrease his or her payroll deduction with respect to the next offering period by filing a new enrollment form within the period beginning 15 business days before the first day of such offering period and ending on the day prior to the first day of such offering period. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the beginning of the next payroll period immediately following the date that the plan administrator receives the employee’s written notice of withdrawal under the ESPP.

In the case of and subject to the consummation of a “sale event,” the plan administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP or to facilitate such transactions or events: (a) to provide for either (i) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (ii) the replacement of such outstanding option with other options or property selected by the plan administrator in its sole discretion; (b) to provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (c) to make adjustments in the number and type of shares of New Rocket Lab Common Stock (or other securities or property) subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding options and options that may be granted in the future; (d) to provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering will end; and (e) to provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

The ESPP will automatically terminate on the 10-year anniversary of the ESPP Effective Date. The New Rocket Lab Board may, in its discretion, at any time, terminate or amend the ESPP.

New Plan Benefits

Since participation in the ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the ESPP.

Summary of Federal Income Tax Consequences

The following is only a summary of the effect of the United States income tax laws and regulations upon an employee and us with respect to an employee’s participation in the ESPP. This summary does not purport to be a complete description of all federal tax implications of participation in the ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

The ESPP is intended to comply with Section 423 of the Internal Revenue Code. A participant in the ESPP generally recognizes no taxable income either as a result of participation in the ESPP or upon exercise of an option to purchase shares of New Rocket Lab Common Stock under the terms of the ESPP.

If a participant disposes of shares purchased upon exercise of an option granted under the ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which we refer to as a “disqualifying disposition,” the participant will generally realize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will generally be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less.

If the participant disposes of shares purchased upon exercise of an option granted under the ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will realize ordinary income in the year of disposition equal to the lesser of (1) the excess of the fair market value of the shares at the time the option was granted over the amount paid and (2) the excess of the amount actually received for the New Rocket Lab Common Stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

We are generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, we are not allowed a deduction.

Vote Required for Approval

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

The Employee Stock Purchase Plan Proposal is conditioned on the approval and adoption of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Nasdaq Proposal and the Equity Incentive Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Rocket Lab USA, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex I, be adopted and approved.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal—Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR PROPOSAL

At the annual general meeting, the holders of the Class B ordinary shares are being asked to re-appoint David Kennedy as a Class I director, to serve until the 2024 annual general meeting until his successor is appointed and qualified.

Pursuant to our amended and restated memorandum and articles of association, until the closing of our initial business combination, only holders of our Class B ordinary shares can appoint or remove directors. Therefore, only holders of Class B ordinary shares will vote on the Director Proposal. The appointment of each director nominee requires the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding Class B ordinary shares entitled to vote and actually cast thereon at the annual general meeting. Vector Acquisition Partners, L.P., our sponsor and holder of approximately 99.4% of our outstanding Class B ordinary shares, has informed us that it intends to vote in favor of the Director Proposal.

The following sets forth information regarding our director nominee:

David Kennedy, 50, has served on our board of directors since our inception. Mr. Kennedy is the co-founder and Partner Emeritus at Serent Capital, a San Francisco-based lower-middle market private equity firm focused on service and technology businesses. During his 12-year tenure at Serent Capital, Mr. Kennedy has built a successful track record investing in high growth technology companies. Prior to co-founding Serent Capital in 2008, Mr. Kennedy was President and Chairman of ServiceSource (NASDAQ: SREV), a Business Process Outsourcing software company that served many of the world’s leading technology companies. Under Mr. Kennedy’s leadership, ServiceSource grew revenues, profits, and employees and oversaw strong shareholder returns. Previously, David was a consultant at McKinsey & Company in London, Dublin, and San Francisco, and an Operations Manager at HJ Heinz in Central & Eastern Europe. We believe Mr. Kennedy’s extensive experience in private equity and business management qualify him to serve on our board of directors.

Directors Continuing in Office

Alex Slusky, 53, has been the Chairman of our board of directors and has served as our Chief Executive Officer since our inception. Mr. Slusky founded Vector Capital in 1997 and has more than 25 years of investing and operating experience in technology companies. He has deep technical experience in both private and public technology companies and has successfully invested across multiple market cycles including the 1998 — 2000 Internet bubble and the 2008 — 2009 financial crisis. Prior to founding Vector Capital, Mr. Slusky led the technology equity practice at Ziff Brothers Investments, managing a portfolio of public and private technology investments which later became Vector Capital I. Prior to Ziff, Mr. Slusky spent three years at New Enterprise Associates (NEA), where he focused on venture investments in software, communications, and digital media. Mr. Slusky began his career at Microsoft and McKinsey & Company. We believe Mr. Slusky’s significant investment and business management experience and deep technical experience in technology companies make him well qualified to serve as a member of our board of directors.

John Herr, 54, has served on our board of directors since our inception. Mr. Herr is a seasoned technology executive with more than 25 years of experience in the cloud, consumer internet, e-commerce, new media, and financial services sectors, and has an exceptional track record of scaling technology businesses into large enterprises. Since December 2020, Mr. Herr currently serves as CEO and on the Board of Directors of Arcoro, a growth-stage software company. Mr. Herr also serves as a professional director and previously served as Chief Executive Officer of Avetta from March 2015 to October 2019 and under his leadership, the company experienced significant revenue growth and transformed from break-even to highly profitable. Prior to Avetta, Mr. Herr served as CEO of Adaptive Insights, where he was responsible for meaningful revenue growth during his four-year tenure. Adaptive was ultimately sold to Workday for over $1.5 billion. Mr. Herr has also held executive roles at EZ Shield, eBay, PayPal and Buy.com. He currently serves on the Board of Directors of Planful, a Vector Capital portfolio company and WineAccess.com. We believe Mr. Herr’s extensive experience in investment and business management qualify him to serve on our board of directors.

Vote Required for Approval

The Director Proposal is conditioned on the Domestication Proposal not being approved at the annual general meeting. The Director Proposal must be approved as an ordinary resolution of the holders of Class B ordinary shares under Cayman Islands law, being the affirmative vote of the holders of a majority of the then issued and outstanding Class B ordinary shares who, being present and entitled to vote at the annual general meeting, vote at the annual general meeting. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the annual general meeting.

Resolution

“RESOLVED, as an ordinary resolution of the holders of Class B ordinary shares of the Company THAT, if the Domestication Proposal is not approved at the annual general meeting, David Kennedy be re-appointed as a Class I director of the Company, to hold office until the 2024 annual general meeting in accordance with the amended and restated memorandum and articles of association of the Company.”

Recommendation of the Vector Board

Our Board unanimously recommends that the holders of the Class B ordinary shares vote “FOR” the approval of the Director Proposal.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Vector Board to submit a proposal to approve, by ordinary resolution, the adjournment of the annual general meeting to a later date or dates (i) to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to Vector’s shareholders or (ii) in order to solicit additional proxies from Vector shareholders in favor of one or more of the proposals at the annual general meeting. See “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the annual general meeting and is not approved by the shareholders, the Vector Board may not be able to adjourn the annual general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the annual general meeting to approve the Vector Shareholder Matters. In such event, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual general meeting, and otherwise will have no effect on the proposal.

The Adjournment Proposal is not conditioned on any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the annual general meeting to a later date or dates (A) to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to Vector’s shareholders or (B) in order to solicit additional proxies from Vector shareholders in favor of one or more of the proposals at the annual general meeting.”

Recommendation of the Vector Board

THE VECTOR BOARD UNANIMOUSLY RECOMMENDS THAT VECTOR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Vector’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Vector and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Vector’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of Vector’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations applicable to holders of our public shares or public warrants (other than our Sponsor or any of its affiliates) as a consequence of the (i) Domestication, (ii) the Mergers, (iii) exercise of redemption rights and (iv) ownership and disposition of New Rocket Lab Common Stock and New Rocket Lab Warrants after the Mergers. This section applies only to investors that hold their public shares or public warrants, and that will hold their New Rocket Lab Common Stock or New Rocket Lab Warrants, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	S corporations;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•

persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares (except as specifically addressed below), or, following the Business Combination, of all classes of the shares of New Rocket Lab;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons subject to the alternative minimum tax;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	persons that purchase stock in New Rocket Lab as part of the PIPE Financing;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; or

•	passive foreign investment companies.

This discussion is based on current U.S. federal income tax law as in effect on the date hereof, which is subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. In addition, this discussion does not address any tax consequences to investors that directly or indirectly hold equity interests in Rocket Lab prior to the Business Combination, including holders of our public shares or public warrants that also hold, directly or indirectly, equity interests in Rocket Lab. With respect to the consequences of holding shares of New Rocket Lab Common Stock and New Rocket Lab Warrants, this discussion is limited to (i) our holders that acquire such shares of New Rocket Lab Common Stock in connection with the Business Combination or as a result of the exercise of a New Rocket Lab Warrant, and (ii) our holders that acquire such New Rocket Lab Warrants in connection with the Business Combination, in each case who did not hold, directly or indirectly, equity interests in Rocket Lab prior to the Business Combination. Vector has not sought, and neither Vector nor New Rocket Lab will seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or persons that hold our securities, any securities received in connection with the Mergers, or New Rocket Lab securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our public shares, public warrants, units, Assumed Units, New Rocket Lab Common Stock, or New Rocket Lab Warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding any such securities, we urge you to consult your tax advisor.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS, THE MERGERS, AND OWNERSHIP AND DISPOSITION OF SHARES OF NEW ROCKET LAB COMMON STOCK AND NEW ROCKET LAB WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

For purposes of this discussion, because any unit consisting of one Class A ordinary share and one-third of one warrant, with a whole warrant representing the right to acquire one Class A ordinary share is separable at the option of the holder, Vector is treating each unit held by a holder as separately held instruments consisting of one public share and one-third of one public warrant to acquire one public share and is assuming that the unit itself will not be treated as an integrated instrument. Similarly, for the purposes of this discussion, Vector is treating (i) each Vector Delaware unit held by a holder as separately held instruments consisting of one share of Vector Delaware Class A common stock and one-third of one Vector Delaware warrant to acquire one share of Delaware Vector Class A common stock, (ii) each Assumed Unit held by a holder as separately held instruments consisting of one share of Rocket Lab Common Stock and one-third of one Assumed Warrant to acquire one share of Rocket Lab Common Stock and (iii) each New Rocket Lab unit held by a holder as separately held instruments consisting of one share of New Rocket Lab Common Stock and one-third of one New Rocket Lab Warrant to acquire one share of New Rocket Lab Common Stock. Accordingly, the cancellation or separation of the New Rocket Lab units after the consummation of the Second Merger should not be a taxable event for U.S. federal income tax purposes. Similarly, the cancellation or separation of the Vector Delaware units in connection with the exercise of redemption rights should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position.

U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of our public shares, public warrants, Vector Delaware Class A common stock, Vector Delaware warrants, New Rocket Lab Common Stock or New Rocket Lab Warrants, as applicable, and is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a United States person.

Effects of the Domestication and the Mergers on U.S. Holders

The U.S. federal income tax consequences of the Domestication and the Mergers will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code and whether the Mergers, taken together, constitute a non-taxable transaction for U.S. Holders as described below.

The Domestication

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. The Domestication should qualify as an F Reorganization. However, due to the absence of direct guidance, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

In the case of a transaction, such as the Domestication, that should qualify as an F Reorganization, U.S. Holders of public shares or public warrants should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided under “ — Effects of Section 367(b) to U.S. Holders” and “ — PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if Vector (i) transferred all of its assets and liabilities to Vector Delaware in exchange for all of the outstanding common stock and warrants of Vector Delaware; and then (ii) distributed the common stock and warrants of Vector Delaware to the shareholders and warrant holders of Vector in liquidation of Vector. The taxable year of Vector should be deemed to end on the date of the Domestication.

If the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below: (i) a U.S. Holder’s tax basis in a share of Vector Delaware Class A common stock or a Vector Delaware warrant received in the Domestication should be the same as its tax basis in the public share or public warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of Vector Delaware Class A common stock or Vector Delaware warrant should include such U.S. Holder’s holding period for the public share or public warrant surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules discussed below, a U.S. Holder may recognize gain or loss with respect to a public share or public warrant in an amount equal to the difference, if any, between the fair market value of the corresponding share of Vector Delaware Class A common stock or Vector Delaware warrant received in the Domestication and the U.S. Holder’s adjusted tax basis in its public share or public warrant surrendered in exchange therefor. In such event, such U.S. Holder’s basis in the share of Vector Delaware Class A common stock or Vector Delaware warrant would be equal to the fair market value of that share of Vector Delaware Class A common stock or Vector Delaware warrant on the date of the Domestication, and such U.S. Holder’s holding period for the share of Vector Delaware Class A common stock or Vector Delaware warrant would begin on the day following the date of the Domestication.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to our public shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

The Mergers

The New Rocket Lab Common Stock and New Rocket Lab Warrants received pursuant to the Mergers by a U.S. Holder of Vector Delaware Class A common stock and Vector Delaware warrants should be considered a continuation of such U.S. Holder’s Vector Delaware Class A common stock and Vector Delaware warrants and the exchanges by such U.S. Holder pursuant to the Mergers should be disregarded for federal income tax purposes. Consequently, a U.S. Holder should not recognize gain or loss on the exchanged shares and warrants. A U.S. Holder’s tax basis in a share of New Rocket Lab Common Stock or a New Rocket Lab Warrant received in the Mergers should be the same as its tax basis in the Vector Delaware Class A common stock or Vector Delaware warrant immediately before the Mergers, and the holding period for a share of New Rocket Lab Common Stock or a New Rocket Lab Warrant should include such U.S. Holder’s holding period for the Vector Delaware Class A common stock or Vector Delaware warrant immediately before the Mergers. Alternatively, U.S. Holders may be treated as exchanging Vector Delaware Class A common stock and Vector Delaware warrants for corresponding New Rocket Lab Common Stock and New Rocket Lab Warrants in an exchange that constitutes a tax-deferred recapitalization under Section 368(a)(1)(E) of the Code, and, in such case, the U.S. federal tax consequences of the exchanges would be the same for a U.S. Holder as discussed in the prior sentence.

Effects of Section 367(b) to U.S. Holders

Section 367(b) of the Code applies to certain transactions involving foreign corporations, including an inbound domestication of a foreign corporation in an F Reorganization. Section 367(b) of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a “reorganization” within the meaning of Section 368 of the Code. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to our public shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.

A. U.S. Holders That Hold 10 Percent or More of Vector

A U.S. Holder that on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the public shares it directly owns, within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of public warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s “all earnings and profits amount” with respect to its public shares is the net positive earnings and profits of Vector (as determined under Treasury Regulations under Section 367 of the Code) attributable to such public shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such public shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under

Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Vector does not expect to have significant cumulative earnings and profits through the date of the Domestication. If Vector’s cumulative earnings and profits through the date of the Domestication are less than or equal to zero, then a U.S. Holder should not be required to include in gross income an “all earnings and profits amount” with respect to its public shares. If Vector’s cumulative net earnings and profits are greater than zero through the date of the Domestication, a U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption). Such U.S. Holders that are corporate shareholders should consult their own tax advisors as to the applicability of Section 245A of the Code in their particular circumstances.

B. U.S. Holders That Own Less Than 10 Percent of Vector

A U.S. Holder that, on the date of the Domestication, beneficially owns (actually and constructively) public shares with a fair market value of $50,000 or more, but is not a U.S. Shareholder, will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder as described below.

Unless a U.S. Holder makes the election described below, such U.S. Holder generally must recognize gain (but not loss) with respect to shares of New Rocket Lab Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such shares of New Rocket Lab Common Stock over the U.S. Holder’s adjusted tax basis in the public shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its public shares under Section 367(b) of the Code.

There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)

a statement that the U.S. Holder is making the election including (A) a copy of the information that the U.S. Holder received from Vector establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s public shares and (B) a representation that the U.S. Holder has notified Vector (or New Rocket Lab) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the taxable period in which the Domestication occurs, and the U.S. Holder must send notice of making the election to New Rocket Lab no later than the date such tax return is filed. In connection with this election, we intend to provide each U.S. Holder eligible to make such an election with information regarding Vector’s earnings and profits upon written request.

Vector does not expect to have significant cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that Vector had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its public shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder that, on the date of the Domestication, beneficially owns (actually and constructively) public shares with a fair market value less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount” in income.

D. Tax Consequences for U.S. Holders of Public Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of public warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of public warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued New Rocket Lab Warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under “ — Effects of Section 367(b) to U.S. Holders,” the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

A. Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, which may apply to Vector prior to the Domestication, interest income earned by Vector would be considered passive income and cash held by Vector would be considered a passive asset.

B. PFIC Status of Vector

Because Vector is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, Vector believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2020 and likely will be considered a PFIC for its current taxable year which ends as a result of the Domestication.

C. Effects of PFIC Rules on the Domestication

As discussed above, Vector believes that it is likely classified as a PFIC for U.S. federal income tax purposes.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of public shares and public warrants upon the Domestication if (i) Vector were classified as a PFIC at any time during such U.S. Holder’s holding period for such public shares or public warrants and (ii) the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such public shares or in which Vector was a PFIC, whichever is later, or (b) a mark-to-market election (as described below) with respect to such public shares. Generally, neither election is available with respect to the public warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules.

Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s public shares or public warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Vector was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under “ — Effects of Section 367(b) to U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, if Vector is a PFIC, U.S. Holders of public shares that have not made a timely QEF Election (as defined below) or a mark-to-market election (both as defined and described below) and U.S. Holders of public warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation on the Domestication to the extent their public shares or public warrants have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its public shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Vector, whether or not such amounts are actually distributed to such shareholders in any taxable year.

D. QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of public shares would depend on whether the U.S. Holder makes a timely and effective election to treat Vector as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of public shares during which Vector qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. If applicable, U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. Holder’s ability to make a QEF Election with respect to Vector is contingent upon, among other things, the provision by Vector of a “PFIC Annual Information Statement” to such U.S. Holder. Upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable the U.S. Holder to make and maintain a QEF Election. There is no assurance, however, that we would timely provide such required information. A U.S. Holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” A QEF Election is not available with respect to public warrants. An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their public shares. As a result, such a U.S. Holder should not recognize gain or loss as a result of the Domestication except to the extent described under “ — Effects of Section 367(b) to U.S. Holders.”

The impact of the PFIC rules on a U.S. Holder of public shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders that hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that the public shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to public shares. Currently, a mark-to-market election is likely not available with respect to public warrants.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.

Effects to U.S. Holders of Exercising Redemption Rights

Subject to the discussion above of the potential tax consequences of Section 367(b) of the Code and the rules applicable to a PFIC, the U.S. federal income tax consequences to a U.S. Holder of public shares (which will be exchanged for shares of Vector Delaware in the Domestication and prior to any redemption) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its shares of Vector Delaware common stock will depend on whether the redemption qualifies as a sale of the shares of Vector Delaware Class A common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s shares of Vector Delaware redeemed, such U.S. Holder holding Vector Delaware Class A common stock will generally be treated in the same manner as a U.S. Holder holding New Rocket Lab Common Stock as described under “— Sale,

Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants” below.

The redemption of shares of Vector Delaware Class A common stock generally will qualify as a sale of the shares of Vector Delaware Class A common stock redeemed if such redemption either (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in Vector Delaware or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only shares of Vector Delaware Class A common stock actually owned by such U.S. Holder, but also shares of Vector Delaware Class A common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to shares of Vector Delaware Class A common stock owned directly, shares of Vector Delaware Class A common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares of Vector Delaware Class A common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares of Vector Delaware Class A common stock which could be acquired pursuant to the exercise of the Vector Delaware warrants.

The redemption of shares of Vector Delaware Class A common stock generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of Vector Delaware’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of Vector Delaware’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption, and such U.S. Holder immediately after the redemption actually and constructively owned less than 50 percent of the total combined voting power of Vector Delaware Class A common stock. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the shares of Vector Delaware Class A common stock actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the shares of Vector Delaware Class A common stock actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the shares of Vector Delaware Class A common stock owned by certain family members and such U.S. Holder does not constructively own any other shares of Vector Delaware Class A common stock. The redemption of shares of Vector Delaware Class A common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in Vector Delaware. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation that exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the shares of Vector Delaware Class A common stock. The U.S. federal income tax consequences of a distribution with respect to New Rocket Lab Common Stock are described above under “ — Distributions on Shares of New Rocket Lab Common Stock” below, which should be applicable to a distribution on Vector Delaware Class A common stock. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Vector Delaware Class A common stock will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Vector Delaware warrants or possibly in other shares constructively owned by it.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR SHARES OF NEW ROCKET LAB COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code and the tax rules relating to PFICs as a result of the Domestication (discussed further above).

Distributions on Shares of New Rocket Lab Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to shares of New Rocket Lab Common Stock, to the extent the distribution is paid out of New Rocket Lab’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New Rocket Lab Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New Rocket Lab Common Stock and will be treated as described under “ — Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants” below.

Dividends that New Rocket Lab pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New Rocket Lab pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the shares of New Rocket Lab Common Stock may have suspended the running of the applicable holding period for these purposes.

Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants

Upon a sale or other taxable disposition of shares of New Rocket Lab Common Stock or New Rocket Lab Warrants which, in general, would include a redemption of shares of New Rocket Lab Common Stock or New Rocket Lab Warrants that is treated as a sale of such securities as described above and below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New Rocket Lab Common Stock or New Rocket Lab Warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein with respect to the shares of New Rocket Lab Common Stock may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New Rocket Lab Common Stock or New Rocket Lab Warrants so disposed of. See “ — Effects of the Domestication and the Mergers on U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of New Rocket Lab Common Stock and/or New Rocket Lab Warrants following the Domestication. See “ — Exercise, Lapse or Redemption of New Rocket Lab Warrants” below for a discussion regarding a U.S. Holder’s tax basis in New Rocket Lab Common Shares acquired pursuant to the exercise of a New Rocket Lab public warrant.

Exercise, Lapse or Redemption of New Rocket Lab Warrants

Except as discussed below with respect to the cashless exercise of a New Rocket Lab public warrant, a U.S. Holder generally will not recognize taxable gain or loss as a result of the acquisition of shares of New Rocket Lab Common Stock upon exercise of a New Rocket Lab public warrant for cash. The U.S. Holder’s tax basis in the share of New Rocket Lab Common Stock received upon exercise of a New Rocket Lab public warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the New Rocket Lab public warrant, and the exercise price of such New Rocket Lab public warrant. It is unclear whether a U.S. Holder’s holding period for the shares of New Rocket Lab Common Stock received upon exercise of the New Rocket Lab public warrant will commence on the date of exercise of the New Rocket Lab public warrant or the day following the date of exercise of the New Rocket Lab public warrant; in either case, the holding period will not include the period during which the U.S. Holder held the New Rocket Lab public warrant. If a New Rocket Lab public warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s adjusted tax basis in the New Rocket Lab public warrant. See “ — Effects of the Domestication and the Mergers on U.S. Holders” above for a discussion of a U.S. Holder’s adjusted tax basis in its New Rocket Lab public warrant following the Domestication.

The tax consequences of a cashless exercise of a New Rocket Lab public warrant are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the shares of New Rocket Lab Common Stock received generally should equal the U.S. Holder’s tax basis in the New Rocket Lab Warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the shares of New Rocket Lab Common Stock would be treated as commencing on the date of exercise of the New Rocket Lab public warrant or the day following the date of exercise of the New Rocket Lab public warrant. If the cashless exercise were treated as a recapitalization, the holding period of the shares of New Rocket Lab Common Stock received would include the holding period of the New Rocket Lab Warrants that were exercised.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of New Rocket Lab Warrants having a value equal to the exercise price for the total number of New Rocket Lab Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the New Rocket Lab Warrants deemed surrendered and the U.S. Holder’s tax basis in the New Rocket Lab Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the shares of New Rocket Lab Common Stock received would equal the sum of the U.S. Holder’s tax basis in the New Rocket Lab Warrants exercised, and the exercise price of such New Rocket Lab Warrants. It is unclear whether a U.S. Holder’s holding period for the shares of New Rocket Lab Common Stock would commence on the date of exercise of the New Rocket Lab public warrant or the day following the date of exercise of the New Rocket Lab public warrant; in either case, the holding period would not include the period during which the U.S. Holder held the New Rocket Lab public warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the shares of New Rocket Lab Common Stock received, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

The U.S. federal income tax consequences of an exercise of a New Rocket Lab public warrant occurring after New Rocket Lab’s giving notice of an intention to redeem the New Rocket Lab Warrants described in the section entitled “Description of New Rocket Lab Securities — Warrants — New Rocket Lab Warrants” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if New Rocket Lab redeemed such New Rocket Lab public warrant for shares of New Rocket Lab Common Stock or as an exercise of the New Rocket Lab public warrant. If the cashless exercise of New Rocket Lab Warrants for shares of New Rocket Lab Common Stock is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s tax basis in the shares of New Rocket Lab Common Stock received should equal the U.S. Holder’s tax basis in the New Rocket Lab Warrants and the holding period of the shares of New Rocket Lab Common Stock should include the holding period of the New Rocket Lab Warrants. Alternatively, if the cashless exercise of a New Rocket Lab public warrant is treated as such, the U.S. federal income tax consequences generally should be as described above in the second and third paragraphs under the heading “ — Exercise, Lapse or Redemption of New Rocket Lab Warrants.” In the case of an exercise of a New Rocket Lab public warrant for cash, the U.S. federal income tax treatment generally should be as described above in the first paragraph under the heading “ — Exercise, Lapse or Redemption of New Rocket Lab Warrants.” Due to the lack of clarity under current law regarding the treatment described in this paragraph, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a New Rocket Lab public warrant occurring after New Rocket Lab’s giving notice of an intention to redeem the New Rocket Lab public warrant as described above.

If New Rocket Lab redeems New Rocket Lab Warrants for cash or if New Rocket Lab purchases New Rocket Lab Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants.”

Possible Constructive Distributions

The terms of each New Rocket Lab public warrant provide for an adjustment to the exercise price of the New Rocket Lab public warrant or an increase in the shares of New Rocket Lab Common Stock issuable on exercise in certain circumstances discussed in “Description of New Rocket Lab Securities — Warrants — New Rocket Lab Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the New Rocket Lab Warrants would, however, be treated as receiving a constructive distribution from New Rocket Lab if, for example, the adjustment increases the U.S. Holder’s proportionate interest in New Rocket Lab’s assets or earnings and profits (e.g., through a decrease to the exercise price or an increase in the number of shares of New Rocket Lab Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property to the U.S. Holders of shares of New Rocket Lab Common Stock which is taxable to them as described under “ — Distributions on Shares of New Rocket Lab Common Stock” above. For example, U.S. Holders of New Rocket Lab Warrants would generally be treated as receiving a constructive distribution from New Rocket Lab where the exercise price of the New Rocket Lab Warrants is reduced in connection with the payment of certain dividends as described in “Description of New Rocket Lab Securities — Warrants — New Rocket Lab Warrants.” Such constructive distribution received by a U.S. Holder would be subject to U.S. federal income tax in the same manner as if the U.S. Holders of the New Rocket Lab public warrant received a cash distribution from New Rocket Lab equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a New Rocket Lab public warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a New Rocket Lab public warrant.

Non-U.S. Holders

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or public warrants or New Rocket Lab Common Stock or New Rocket Lab Warrants, as applicable, that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to (i) the Domestication and the Mergers, (ii) exercise of redemption rights and (iii) ownership and disposition of shares of New Rocket Lab Common Stock and New Rocket Lab Warrants by a non-U.S. Holder after the Mergers.

Effects of the Domestication and the Mergers on Non-U.S. Holders

Vector does not expect the Domestication or the Mergers to result in any U.S. federal income tax consequences to non-U.S. Holders of public shares or public warrants.

Effects to Non-U.S. Holders of Exercising Redemption Rights

Because the Domestication will occur immediately prior to the redemption of non-U.S. Holders that exercise redemption rights with respect to our public shares, the U.S. federal income tax consequences to a non-U.S. Holder of shares of New Rocket Lab Common Stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its shares of New Rocket Lab Common Stock will depend on whether the redemption qualifies as a sale of the shares of New Rocket Lab Common Stock redeemed, as described above under “ — U.S. Holders — Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of shares of New Rocket Lab Common Stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described below under “ — U.S. Holders — Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants.” If such a redemption does not qualify as a sale of shares of New Rocket Lab Common Stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described below under “U.S. Federal Income Tax Considerations — Non-U.S. Holders — Distributions on Shares of New Rocket Lab Common Stock.”

Distributions on Shares of New Rocket Lab Common Stock

In general, any distributions made to a non-U.S. Holder with respect to shares of New Rocket Lab Common Stock, to the extent paid out of New Rocket Lab’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of New Rocket Lab Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of New Rocket Lab Common Stock, which will be treated as described under “ — Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants.” Dividends paid by New Rocket Lab to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders.

Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of shares of New Rocket Lab Common Stock or New Rocket Lab Warrants unless:

(i)

such non-U.S. Holder is an individual that was present in the United States for 183 days or more in the taxable year of such disposition (subject to certain exceptions as a result of the COVID pandemic) and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)

the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)	New Rocket Lab is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period.

If paragraph (iii) above applies to a non-U.S. Holder, subject to certain exceptions in the case of interests that are regularly traded on an established securities market, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of shares of New Rocket Lab Common Stock or New Rocket Lab Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such shares of New Rocket Lab Common Stock or New Rocket Lab Warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Rocket Lab will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New Rocket Lab to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual and in nature and subject to change and no assurance can be provided as to whether New Rocket Lab will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.

Exercise, Lapse or Redemption of New Rocket Lab Warrants

The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a New Rocket Lab public warrant, or the lapse of a New Rocket Lab public warrant held by a non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. Holder, as described above under “ — U.S. Holders — Exercise, Lapse or Redemption of New Rocket Lab Warrants,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “ — Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants.” If New Rocket Lab redeems New Rocket Lab Warrants for cash or if it purchases New Rocket Lab Warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition to the non-U.S. Holder, the consequences of which would be similar to those described above under “ — Sale, Exchange or Other Disposition of Shares of New Rocket Lab Common Stock and New Rocket Lab Warrants.”

Possible Constructive Distributions

The terms of each New Rocket Lab public warrant provide for an adjustment to the exercise price of the New Rocket Lab public warrant or an increase in the shares of New Rocket Lab Common Stock issuable on exercise in certain circumstances discussed in “Description of New Rocket Lab Securities — Warrants — New Rocket Lab Warrants.” As described above under “ — U.S. Holders — Possible Constructive Distributions,” certain adjustments with respect to the New Rocket Lab Warrants can give rise to a constructive distribution. Any constructive distribution received by a non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. holder received a cash distribution from New Rocket Lab equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the non-U.S. holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to a New Rocket Lab public warrant are complex, and non-U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a New Rocket Lab public warrant.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New Rocket Lab Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including public shares or public warrants and shares of New Rocket Lab Common Stock or New Rocket Lab Warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non- U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which public shares or public warrants and shares of New Rocket Lab Common Stock or New Rocket Lab Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, public shares or public warrants and shares of New Rocket Lab Common Stock or New Rocket Lab Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of our securities. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including shares of New Rocket Lab Common Stock or New Rocket Lab Warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in public shares, public warrants, shares of New Rocket Lab Common Stock or New Rocket Lab Warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Vector is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Vector and Rocket Lab adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The historical financial information of Vector was derived from the audited financial statements of Vector as of December 31, 2020 and for the period from July 28, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/prospectus. The historical financial information of Rocket Lab was derived from the audited consolidated financial statements of Rocket Lab as of and for the year ended December 31, 2020, included elsewhere in this proxy statement/prospectus. This information should be read together with Vector’s and Rocket Lab’s audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vector,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rocket Lab” and other financial information included elsewhere in this proxy statement/prospectus.

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Vector will be treated as the “accounting acquiree” and Rocket Lab as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rocket Lab issuing shares for the net assets of Vector, followed by a recapitalization. The consolidated assets, liabilities, and results of operations of Rocket Lab will become the historical financial statements of the surviving corporation, and Vector’s assets, liabilities and results of operations will be consolidated with Rocket Lab beginning on the acquisition date. Accordingly, for accounting purposes, the financials statements of the combined entity will represent a continuation of the financial statements of Rocket Lab, and the net assets of Vector will be stated at historical cost, with no goodwill or other intangible assets recorded. This determination was primarily based on the following:

•	Rocket Lab stockholders considered in the aggregate are expected to have a majority interest of voting power in the combined entity under both the no redemption and maximum redemption scenarios;

•	Members of Rocket Lab’s current board of directors will comprise five of the six members of the combined company’s board of directors as of the closing of the Business Combination;

•	Rocket Lab’s senior management will continue to compose the senior management of the combined company;

•	The relative size and valuation of Rocket Lab compared to Vector; and

•	Rocket Lab’s business will comprise the ongoing operations of the combined company immediately following the consummation of the Business Combination.

The unaudited pro forma condensed combined balance sheet of December 31, 2020 combines the audited condensed consolidated balance sheet of Rocket Lab as of December 31, 2020 with the audited balance sheet of Vector as of December 31, 2020, giving effect to the Business Combination and related transactions, summarized below, as if they had been consummated on that date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the audited condensed statement of operations for Rocket Lab for the year ended December 31, 2020 with the audited statement of operations of Vector for the period from July 8, 2020 (inception) through December 31, 2020. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 gives effect to the Business Combination and related transactions as if they had occurred on January 1, 2020. Rocket Lab and Vector have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The Business Combination and Related Transactions

On March 1, 2021, Vector Acquisition Corporation, a Cayman Islands exempted company (“Vector”), entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 thereto, dated May 7, 2021 (as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Vector, Rocket Lab USA, Inc., a Delaware corporation (“Rocket Lab”), and Prestige USA Merger Sub, a Delaware corporation and wholly-owned subsidiary of Rocket Lab (“Merger Sub”).

In accordance with the terms and subject to the conditions of the Merger Agreement, (A) immediately prior to the Business Combination (i) each of the outstanding shares of common stock and preferred stock of Rocket Lab will be converted into a number of shares of Rocket Lab Common Stock equal to the Exchange Ratio, which is determined on the basis of an implied Rocket Lab fully diluted equity value of $4.00 billion and the Implied Vector Share Price, and (ii) corresponding adjustments will be made to all outstanding restricted stock units, warrants, options and other rights to acquire Rocket Lab stock to reflect such conversion, including adjustments to the number of shares and, if applicable, purchase price per share of the shares subject to such restricted stock units, warrants, options and other rights, (B) Vector will change its jurisdiction of organization to Delaware, (C) following such domestication Merger Sub will merge with and into Vector Delaware and Vector Delaware will become a wholly owned subsidiary of Rocket Lab (the “First Merger”), and at the effective time of the First Merger, (i) each issued and outstanding share of Vector Delaware Class A common stock will be converted into a right to receive, on a one-for-one basis, one share of Rocket Lab Common Stock; (ii) each issued and outstanding Vector Delaware warrant will be converted into a right to receive, on a one-for-one basis, one warrant to purchase one share of Rocket Lab Common Stock; and (iii) each then issued and outstanding Vector Delaware unit will be converted into a right to receive, on a one-for-one basis, one unit of Rocket Lab, and (D) Rocket Lab will merge with and into Vector Delaware, with Vector Delaware surviving the merger (the “Second Merger”), and at the effective time of the Second Merger, (i) each outstanding share of Rocket Lab Common Stock will be converted into a right to receive, on a one-for-one basis, one share of New Rocket Lab Common Stock, (ii) each restricted stock unit (whether vested or unvested) relating to a share of Rocket Lab Common Stock will be converted, on a one-for-one basis, into a restricted stock unit relating to a share of New Rocket Lab Common Stock, (iii) each outstanding option (whether vested or unvested) and warrant to purchase Rocket Lab Common Stock will be converted, on a one-for-one basis, into an option or warrant, as applicable, to purchase a share of New Rocket Lab Common Stock at the same per share price and (iv) each other outstanding right to acquire a share of Rocket Lab Common Stock will be converted, on a one-for-one basis, into a right to acquire a share of New Rocket Lab Common Stock (the “Business Combination”).

Concurrently with the execution of the Merger Agreement, Vector entered into the Subscription Agreements with certain investors (the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Vector agreed to issue and sell to such investors, an aggregate of 46,700,000 shares of New Rocket Lab Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $467.0 million, on the terms and subject to the conditions set forth in the Subscription Agreements (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Vector will grant the investors in the PIPE Financing certain customary registration rights.

In addition, the obligation of Rocket Lab to consummate the Business Combination is subject to, among other conditions, the aggregate cash proceeds received from the trust account, together with the proceeds from the PIPE Financing, equaling no less than $500,000,000 (after deducting any amounts paid to Vector’s public shareholders that exercise their redemption rights in connection with the Business Combination) (the “Minimum Available Cash Condition”).

The unaudited pro forma condensed combined statement of operations and the unaudited pro forma condensed combined balance sheet give effect to the Business Combination and related transactions, summarized below:

•	the consummation of the Business Combination and reclassification of cash held in Vector’s trust account to cash and cash equivalents, net of redemptions (see below);

•	the consummation of the PIPE Financing;

•	additional compensation expense associated with the vesting of Rocket Lab’s restricted stock units in connection with the Business Combination as a result of the performance condition being satisfied;

•	the payment of deferred offering and transaction costs incurred by both Vector and Rocket Lab; and

•	the repurchase of $40 million Rocket Lab Common Stock from certain members of Rocket Lab management in connection with the Business Combination, resulting in compensation expense.

The terms of the Business Combination also include an earnout provision pursuant to which certain additional contingent consideration in the form of shares of New Rocket Lab Common Stock would be payable to the Rocket Lab Holders if the closing price of New Rocket Lab Common Stock is equal to or greater than $20.00 for a period of at least 20 trading days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing. In evaluating the accounting treatment for the earnout, we have concluded that the earnout is not a liability under ASC 480, Distinguishing Liabilities from Equity, is not subject to the accounting guidance under ASC 718, Compensation—Stock Compensation, and that the earnout is not subject to derivative accounting under ASC 815, Derivative and Hedging. As such, the Company will recognize the earnout in equity at fair value at the time of the closing of the merger by crediting additional paid-in-capital for the fair value of the earnout and record a corresponding deemed dividend to additional paid-in-capital for a corresponding amount. Because the impact of the earnout has no net impact to equity, the unaudited pro forma condensed combined financial information does not reflect earnout consideration effects.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemptions of Class A Stock into cash:

•

Assuming No Redemptions: This presentation assumes that no existing holder of Class A Stock of Vector exercise their redemption rights with respect to their redeemable Class A Stock upon consummation of the business combination.

•

Assuming Maximum Redemptions: This presentation assumes that 28,700,000 Vector Class A Shares subject to redemption are redeemed for an aggregate payment of approximately $287.0 million (based on an estimated per share redemption price of approximately $10.00 based on the fair value of marketable securities held in Vector’s trust account as of December 31, 2020). These shares represent the maximum number of Class A ordinary shares that can be redeemed, while still satisfying the Minimum Available Cash Condition.

The following table summarizes the pro forma fully diluted ownership of New Rocket Lab Common Stock immediately following the consummation of the Business Combination based on the varying levels of redemptions by the public shareholders and the following additional assumptions: (i) the maximum number of Management Redemption Shares are repurchased at a price per share of New Rocket Lab Common Stock equal to the Implied Vector Share Price, (ii) 395,994,003 shares of New Rocket Lab Common Stock are held by the Rocket Lab Holders on a fully diluted basis, including shares attributable to vested and unvested restricted stock units, warrants, options and other rights held by the Rocket Lab Holders as of March 31, 2021 determined based on the treasury method, consistent with the calculation of the Exchange Ratio, (iii) 46,700,000 shares of New Rocket Lab Common Stock are issued in the PIPE Financing, (iv) no Assumed Warrants that will be outstanding immediately following Closing have been exercised, (v) the Earnout Shares are not earned and (vi) the Implied Vector Share Price is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020. If the actual facts differ from these assumptions, the ownership percentages in

New Rocket Lab will be different and totals may not add up to 100% due to rounding New Rocket Lab Common Stock.

	Share Ownership in New Rocket Lab (Percentage of Diluted Shares)
	No redemptions	Maximum redemptions(1)
Rocket Lab Holders(2)	82.0%	87.2%
PIPE Investors(3)	9.7%	10.3%
Vector public shareholders(4)	6.6%	0.7%
Initial Shareholders(5)	1.7%	1.8%

(1)

Maximum redemptions scenario assumes redemption of 28,700,000 shares, which represents the maximum number of Class A ordinary shares that can be redeemed, while still satisfying the Minimum Available Cash Condition.

(2)

Assumes that (i) the maximum number of Management Redemption Shares are repurchased and (ii) a number of shares of New Rocket Lab Common Stock subject to restricted stock units, warrants, options and other rights held by the Rocket Lab Holders at Closing, determined based on the treasury method consistent with the calculation of the Exchange Ratio, are outstanding, which results in an aggregate of 395,994,003 outstanding shares of New Rocket Lab Common Stock held by the Rocket Lab Holders.

(3)	Consists of 46,700,000 shares to be acquired in connection with the PIPE Financing.
(4)

In the no redemptions scenario, include (i) 30,000,000 issued in connection with Vector’s initial public offering and (ii) an additional 2,000,000 shares issued pursuant to the partial exercise by the underwriters of their over-allotment option in connection with Vector’s initial public offering. In the maximum redemptions scenario, includes 3,300,000 shares.

(5)	Includes 8,000,000 shares of New Rocket Lab Common Stock.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The unaudited condensed combined pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain estimates and assumptions. These estimates and assumptions are based on information available as of the dates of these unaudited pro forma condensed combined financial statements and may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience.

The unaudited pro forma condensed combined information contained herein assumes that the public shareholders approve the Business Combination. The public shareholders may elect to redeem their public shares for cash even if they approve the Business Combination. Vector cannot predict how many of its public shareholders will exercise their right to have their Class A ordinary shares redeemed for cash. As a result, Rocket Lab has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of total Rocket Lab equity between holders of the ordinary shares. As described in greater detail in Note 1, Basis of Presentation, of the unaudited pro forma condensed combined financial information, the first scenario, or “no redemption scenario,” assumes that none Vector’s public shareholders will exercise their right to have their public shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their public shares redeemed for cash. The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Rocket Lab is considered the accounting acquirer, as further discussed in Note 1, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in thousands, except share and per share data)

	As of December 31, 2020				As of December 31, 2020			As of December 31, 2020
	Rocket Lab USA, Inc. (Historical)	Vector Acquisition Corporation (Historical) (As Restated)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$52,792	$866	$320,005	3A	$751,563	$320,005	3A	$464,563
			467,000	3D		(287,000	) 3B
						467,000	3D
			(49,100	) 3G		(49,100	) 3G
			(40,000	) 3J		(40,000	) 3J
Accounts receivable	2,730	—	—		2,730	—		2,730
Contract assets	2,045	—	—		2,045	—		2,045
Inventories	26,135	—	—		26,135	—		26,135
Prepaids and other current assets	9,412	366	—		9,778	—		9,778

Total current assets	93,114	1,232	697,905		792,251	410,905		505,251
NON-CURRENT ASSETS:
Property, plant and equipment—net	49,832	—	—		49,832	—		49,832
Intangible assets—net	11,349	—	—		11,349	—		11,349
Goodwill	3,133	—	—		3,133	—		3,133
Right-of-use assets	26,902	—	—		26,902	—		26,902
Restricted cash	1,141	—	—		1,141	—		1,141
Deferred tax assets	2,398	—	—		2,398	—		2,398
Cash held in Trust Account		320,005	(320,005	) 3A	—	(320,005	) 3A	—

TOTAL ASSETS	$187,869	$321,237	$377,900		$887,006	$90,900		$600,006

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	3,368	—	—		3,368	—		3,368
Accrued expenses	6,571	217	—		6,788	—		6.788
Employee benefits payables	4,582	—	—		4,582	—		4,582
Contract liabilities	26,132	—	—		26,132	—		26,132
Other current liabilities	7,766	—	—		7,766	—		7,766

Total current liabilities	48,419	217	—		48,636	—		48,636
NON-CURRENT LIABILITIES:
Non-current lease liabilities	27,299	—	—		27,299			27,299
Other non-current liabilities	3,899	11,200	(11,200	) 3G	—	(11,200	) 3G	—
			(3,899	) 3I		(3,899	) 3I
Warrant liabilities	—	24,563	—		24,563	—		24,563

Total liabilities	79,617	35,980	(15,099)		100,498	(15,099)		100,498
COMMITMENTS AND CONTINGENCIES (Note 17)
Redeemable Convertible Series A Preferred stock, $0.0001 par value; 6,898,281 shares authorized, issued and outstanding as of December 31, 2020	5,500	—	(5,500	) 3E	—	(5,500	) 3E	—

	As of December 31, 2020				As of December 31, 2020			As of December 31, 2020
	Rocket Lab USA, Inc. (Historical)	Vector Acquisition Corporation (Historical) (As Restated)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Redeemable Convertible Series B Preferred stock, $0.0001 par value; 11,987,187 shares authorized, 11,953,413 shares issued and outstanding as of December 31, 2020	21,503	—	(21,503	) 3E	—	(21,503	) 3E	—
Redeemable Convertible Series C Preferred stock, $0.0001 par value; 4,900,204 shares authorized, 4,887,114 shares issued and outstanding as of December 31, 2020	16,471	—	(16,471	) 3E	—	(16,471	) 3E	—
Redeemable Convertible Series D Preferred stock, $0.0001 par value; 2,650,450 shares authorized, 2,573,252 issued and outstanding as of December 31, 2020	73,364	—	(73,364	) 3E	—	(73,364	) 3E	—
Redeemable Convertible Series E Preferred stock, $0.0001 par value; 4,368,313 shares authorized, issued and outstanding as of December 31, 2020	137,622	—	(137,622	) 3E	—	(137,622	) 3E	—
Redeemable Convertible Series E-1 Preferred stock, $0.0001 par value; 650,140 shares authorized, issued and outstanding as of December 31, 2020	20,500	—	(20,500	) 3E	—	(20,500	) 3E	—
Class A ordinary shares subject to possible redemption, 28,025,733 shares at $10.00 per share	—	280,257	(280,257	) 3C	—	(280,257	) 3B	—
STOCKHOLDERS’ EQUITY:								—
Common stock, $0.0001 par value; 46,000,000 shares authorized; 8,654,869 shares issued and outstanding as of December 31, 2020	—	—	27	3E	28	27	3E	28
			1	3F		1	3F
Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; 3,974,267 shares issued and outstanding (excluding 28,025,733 shares subject to possible redemption)	—	—			—	—		—

	As of December 31, 2020				As of December 31, 2020			As of December 31, 2020
	Rocket Lab USA, Inc. (Historical)	Vector Acquisition Corporation (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,000,000 shares issued and outstanding	—	1	(1	) 3F	—	(1	) 3F	—
Additional paid-in-capital	19,928	17,341	280,257	3C	993,370	(6,743	) 3B	706,370
			467,000	3D		467,000	3D
			274,933	3E		274,933	3E
			(12,342	) 3F		(12,342	) 3F
			(35,900	) 3G		(35,900	) 3G
			8,613	3H		8,613	3H
			3,899	3I		3,899	3I
			(30,359	) 3J		(30,359	) 3J
Accumulated deficit	(187,691)	(12,342)	12,342	3F	(207,945)	12,342	3F	(207,945)
			(2,000	) 3G		(2,000	) 3G
			(8,613	) 3H		(8,613	) 3H
			(9,641	) 3J		(9,641	) 3J
Accumulated other comprehensive loss	1,055	—	—		1,055	—		1,055

Total stockholders’ equity	(166,708)	5,000	948,216		786,508	661,216		499,508

TOTAL LIABILITIES AND MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$187,869	$321,237	$377,900		$887,006	$90,900		$600,006

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31, 2020	Period From July 28, 2020 (Inception) Through December 31, 2020			Year Ended December 31, 2020
	Rocket Lab USA, Inc. (Historical)	Vector Acquisition Corporation (Historical) (As Restated)	Transaction Accounting Adjustments (Assuming No and Maximum Redemptions)		Pro Forma Combined (Assuming No and Maximum Redemptions)
REVENUES	$35,160	$—	$—		$35,160
COST OF GOODS SOLD	46,977	—	3,823	3EE	50,800

GROSS PROFIT	(11,817)	—	(3,823)		(15,640)

OPERATING EXPENSES:
Research and development	19,142	—	2,063	3EE	21,205
Selling, general and administrative	23,993	—	2,000	3BB	38,360
			2,726	3EE
			9,641	3FF
Operating and formation costs	—	358			358

Total operating expenses	43,135	358	16,430		59,923

OPERATING LOSS	(54,952)	(358)	(20,253)		(75,563)

OTHER INCOME (EXPENSE):
Research and development income
Interest income, net	224	5	(5	) 3AA	224
Gain on foreign exchange	2,420	—			2,420
Other income (expense), net	(2,230)	(11,989)	2,417	3DD	(11,802)

Total Other income (expense), net	414	(11,984)	2,412		(9,158)

LOSS BEFORE INCOME TAXES	(54,538)	(12,342)	(17,841)		(84,721)
PROVISION FOR INCOME TAXES	(467)	—	—	3CC	(467)

NET LOSS	$(55,005)	$(12,342)	$(17,841)		$(85,118)

			Assuming No Redemptions		Assuming Maximum Redemptions

Net loss per share attributable to Rocket Lab common stockholders - basic and diluted	$(6.61)	$—	$(0.19)		$(0.21)
Weighted average shares of Rocket Lab common stock outstanding - basic and diluted	8,324,252	—	442,946,769		414,246,769
Net loss per share attributable to VACQ Class A ordinary shareholders	$—	$—	$—		$—
Weighted average shares of VACQ Class A ordinary shares outstanding - basic and diluted	—	31,553,191	—		—
Net loss per share attributable to VACQ Class B ordinary shareholders	$—	$(1.60)	$—		$—
Weighted average shares of VACQ Class B ordinary shares outstanding - basic and diluted	—	7,732,484	—		—

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share data)

NOTE 1 — BASIS OF PRESENTATION

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Vector Acquisition Corporation (“Vector”) will be treated as the “accounting acquiree” and Rocket Lab as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rocket Lab issuing shares for the net assets of Vector, followed by a recapitalization. The net assets of Vector will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Rocket Lab.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 assumes that the Business Combination and related transactions occurred on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis that Rocket Lab is the acquirer for accounting purposes.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of Class A ordinary shares into cash:

•	Assuming No Redemptions. This presentation assumes:

•	No existing Class A shareholders of Vector exercise their redemption rights with respect to their redeemable Class A ordinary shares upon consummation of the Business Combination.

•	Assuming Maximum Redemptions. This presentation assumes:

•

28,700,000 Class A ordinary shares subject to redemption are redeemed for an aggregate payment of approximately $287.0 million (based on an estimated per share redemption price that is slightly higher than $10.00, representing the per share amount held in Vector’s trust account as of December 31, 2020). These shares represent the maximum number of Class A ordinary shares that can be redeemed, while still satisfying the Minimum Available Cash Condition.

The two alternative levels of redemption assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments for the outstanding public or private placement warrants issued by Vector as such securities are not exercisable until 30 days after the closing of the Business Combination.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that Vector believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Vector believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Vector and Rocket Lab.

NOTE 2 — ACCOUNTING POLICIES AND RECLASSIFICATIONS

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Vector’s financial statement presentation with that of Rocket Lab.

NOTE 3 — ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Vector has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Rocket Lab and Vector have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Rocket Lab’s shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(A)	Reflects the reclassification of $320 million held in Vector’s trust account to cash and cash equivalents.

(B)	Reflects the reduction in cash and Vector’s Class A ordinary shares subject to possible redemption in the amount of $287.0 million related to the maximum redemption scenario.

(C)	Reflects the reclassification of Vector’s Class A ordinary shares subject to possible redemption into permanent equity.

(D)	Reflects cash proceeds from the concurrent PIPE Financing in the amount of $467 million and corresponding offset to additional paid-in-capital.

(E)	Reflects the conversion of the Rocket Lab preferred stock into Rocket Lab Common Stock in accordance with the Merger Agreement.

(F)

Reflects the reclassification of Vector’s historical accumulated deficit to additional paid-in capital and the elimination of Vector’s par value of ordinary shares upon consummation of the Business Combination.

(G)

Reflects an adjustment of $49.1 million to reduce cash for estimated transaction costs expected to be incurred by Vector and Rocket Lab in relation to the Business Combination and PIPE Financing, including advisory, banking, printing, legal and accounting services, which includes the $11.2 million deferred underwriting fee payable by Vector upon completion of the Business Combination. Approximately $2.0 million is expected to be expensed as part of the Business Combination and recorded in accumulated deficit, and the remaining $47.1 million was determined to be equity issuance costs and offset to additional paid-in capital.

(H)

Reflects the recognition of $8.6 million of incremental stock-based compensation expense associated with the performance-based restricted stock units issued by Rocket Lab in 2019 and 2020, which contain both a time-based service vesting condition (generally satisfied over a period of 4 years as the employees provide service) and a performance-based vesting condition (expected to be satisfied following the completion of the Business Combination), both of which must be satisfied before the restricted stock units will be deemed vested. No expense was recognized in the historical results as the satisfaction of the performance-based vesting condition was not considered probable.

(I)	Reflects the conversion of Rocket Lab preferred stock warrants to warrants to purchase New Rocket Lab Common Stock, resulting in a reclassification from liability to additional paid-in-capital.

(J)

Reflects the repurchase of $40 million Rocket Lab Common Stock from certain members of Rocket Lab management in connection with the Business Combination. Of the total repurchase amount of $40 million, $10 million will be used to purchase shares earned by employees through share-based compensation and will result in incremental compensation expense of $9.6 million.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(AA)	Elimination of interest income and unrealized gain on the trust account.

(BB)

Reflects the estimated transaction costs to be expensed of $2.0 million as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

(CC)

The net effect of all adjustments impacting the pro forma statement of operations results in an income tax benefit of approximately $4.4 million based on the application of a blended statutory tax rate of 25%. However, Vector has not reflected the income tax benefit because of negative evidence in the form of cumulative losses, resulting in a full valuation allowance being applied to reduce the pro forma income tax benefits.

(DD)

Reflects the elimination of the $2.4 million of expense associated with the remeasurement of the Rocket Lab preferred stock warrants to fair value during the year ended December 31, 2020, as the warrants will become equity-classified warrants to purchase common stock upon consummation of the Business Combination and will not require remeasurement.

(EE)

Reflects the recognition of $8.6 million stock-based compensation expense associated with the performance-based restricted stock units issued by Rocket Lab in 2019 and 2020, which contain both a time-based service vesting condition (generally satisfied over a period of 4 years as the employees provide service) and a performance-based vesting condition (expected to be satisfied following the completion of the Business Combination), both of which must be satisfied before the restricted stock units will be deemed vested. No expense was recognized in the historical results as the satisfaction of the performance-based vesting condition was not considered probable.

(FF)

Reflects the recognition of $9.6 million stock-based compensation expense associated with the repurchase of Rocket Lab Common Stock from certain members of management in connection with the Business Combination. The common stock being repurchased represents common stock obtained through share-based compensation arrangements.

NOTE 4 — EARNINGS PER SHARE

Represents the net earnings per share calculated using the historical weighted average Rocket Lab outstanding shares and the issuance of additional shares in connection with the Business Combination and PIPE Financing, assuming the shares were outstanding since January l, 2020. As the Business Combination and PIPE Financing are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and PIPE Financing have been outstanding for the entire period presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Vector’s Class A ordinary shares for the year ended December 31, 2020:

	(in thousands, except share and per share data)
	No Redemption	Maximum Redemption
Numerator
Net loss (in thousands)	$(85,118)	$(85,118)

Denominator
Former holders of Rocket Lab common and preferred stock (1)	356,246,769	356,246,769
Founder shares	8,000,000	8,000,000
VACQ public stockholders (2)	32,000,000	3,300,000
Third party investors in PIPE investment	46,700,000	46,700,000

Total shares of Rocket Lab common stock outstanding at closing of the Transaction	442,946,769	414,246,769

Net loss per share
Basic and diluted	$(0.19)	$(0.21)

(1)	Assumes 4 million shares of Rocket Lab Common Stock held by certain members of management are repurchased by Rocket Lab at $10 per share, for $40.0 million.

(2)

This presentaion assumes that 28,700,000 Vector Class A ordinary shares are redemed for an aggregate redemption payment of $287.0 million based on an estimated per share redemption price of approximately $10.00 that was calculated using the approximately $320.0 million of cash in the trust account divided by 32,000,000 Vector Class A ordinary shares. The pro forma maximum redemption scenario is subject to aggregate proceeds from the PIPE Financing equaling no less than $500.0 million.

INFORMATION ABOUT VECTOR

Unless the context otherwise requires, all references in this “Information About Vector” section to the “Company,” “Vector,” “we,” “us” or “our” refer to Vector prior to the Domestication and consummation of the Business Combination.

We are a blank check company incorporated on July 28, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into a business combination with an operating business and we entered into the Merger Agreement on March 1, 2021.

Our Sponsor is an affiliate of Vector Capital, a San Francisco-based private equity firm focused on special situations investments in technology and technology enabled businesses in the middle-market. Founded in 1997, Vector currently oversees $3.5 billion in capital across its private equity and credit strategies and has invested $3.5 billion in more than 50 technology companies since its inception. Throughout its 24 year history, Vector Capital has exclusively focused on investments within the technology sector and has built a successful track record of executing public buyouts, acquisitions of private and venture-backed companies, corporate spin-outs and divestitures, credit recapitalizations and restructurings, minority investments in “bootstrapped” companies and private investments in public equity. Within technology, Vector Capital invests across a variety of sectors, including Vertical Applications, Horizontal Applications, Data Analytics, Cloud & IT Infrastructure Solutions, IT Security, Mobile Technologies, IP Licensing, Data & Information Services, Data Communications Solutions, Digital Media & Internet and Industrial Tech & Internet of Things, among others. Vector Capital’s disciplined approach to valuation and flexible approach to investment structure is intended to deliver superior risk adjusted returns.

On September 29, 2020, Vector completed its initial public offering of 30,000,000 units, plus an additional 2,000,000 units subsequently issued upon partial exercise of the underwriters’ overallotment option, at a price of $10.00 per unit generating gross proceeds of $320,000,000 before underwriting discounts and expenses. Each unit consisted of one Class A ordinary share and one-third of one public warrant. Each whole public warrant entitles the holder thereof to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to certain adjustments. Simultaneous with the closing of its initial public offering and the partial exercise of the underwriters’ over-allotment option, Vector completed the private placement of 5,600,000 private placement warrants at a price of $1.50 per private placement warrants to Sponsor. The private placement warrants sold in the private placement are substantially identical to the public warrants forming a part of the warrants sold in the initial public offering, except that if held by the Sponsor or its permitted transferees, they (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption if held by the Sponsor or its permitted transferees and (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of the Company’s initial business combination. Prior to the consummation of Vector’s initial public offering, neither Vector, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving Vector.

Following the closing of our initial public offering, an amount equal to $320,000,000 of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The trust account may be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government obligations. As of December 31, 2020, funds in the trust account totaled approximately $320,004,846 in money market funds which were invested primarily in U.S. treasury securities. Except with respect to interest earned on the funds held in the trust account that may be released to us to pay our income taxes, the proceeds from its initial public offering and the sale of the private placement warrants held in the trust account will not be released from the trust account (1) to us, until the completion of our initial business combination, or (2) to our public shareholders, until the earliest of (a) the completion of our initial business combination, and then only in connection with those Class A ordinary shares that such shareholders properly elected to redeem, subject to the limitations described herein, (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by September 29, 2022 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares and (c) the redemption of our public shares if we have not consummated our business combination by September 29, 2022, subject to applicable law.

Vector’s units, public shares and public warrants are currently listed on Nasdaq under the symbols “VACQU,” “VACQ” and “VACQW,” respectively.

Financial Position

As of December 31, 2020, in the trust account, we had approximately $320,004,846 in money market funds which were invested primarily in U.S. treasury securities. With the funds available, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using Vector’s cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.

Effecting Our Business Combination

Fair Market Value of Target Business

The Nasdaq Listing Rules require that our business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. Our board of directors determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:

•

subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Redemption Rights for Public Shareholders upon Completion of the Business Combination

We are providing our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares, subject to the limitations described herein. The amount in the trust account was approximately $10.00 per public share as of December 31, 2020. The per share amount we will distribute to shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that we will pay to the underwriters of our initial public offering. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Further, we will not proceed with redeeming our public shares, even if a public shareholder has properly elected to redeem its shares, if the Business Combination does not close. Our sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with (i) the completion of the Business Combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares. The redemptions referred to herein shall take effect as repurchases under the Existing Governing Documents.

Limitations on Redemption Rights

Notwithstanding the foregoing, the Existing Governing Documents provide that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).

Redemption of Public Shares and Liquidation if No Business Combination

We have until September 29, 2022 (unless such date is extended in accordance with the Existing Governing Documents) to complete an initial business combination. If we are unable to consummate an initial business combination by September 29, 2022, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to consummate an initial business combination by September 29, 2022. The Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares or private placement shares they hold if we fail to consummate an initial business combination by September 29, 2022 (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination by September 29, 2022).

Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by September 29, 2022 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of our initial public offering held outside the trust account plus up to $100,000 of funds from the trust account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of our initial public offering and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of our initial public offering will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (other than our independent registered accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. At December 31 2020, we had access to up to $865,903 from the proceeds of the initial public offering and the sale of the private placement warrants with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our trust account received by any such shareholder.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per public share to our public shareholders. Additionally, if we file a bankruptcy or insolvency or an involuntary bankruptcy or insolvency is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.”

As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

See “Risk Factors — Risks Related to the Business Combination and Vector — If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

Employees

We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Directors and Executive Officers

Our executive officers and directors are as follows:

Name	Age	Position
Alex Slusky	53	Chief Executive Officer and Chairman
David Fishman	50	President
David Baylor	61	Chief Financial Officer
John Herr	54	Director
David Kennedy	50	Director

Alex Slusky serves as our Chief Executive Officer and Chairman. Mr. Slusky founded Vector Capital in 1997 and has more than 25 years of investing and operating experience in technology companies. He also serves as the Chief Executive Officer and Chairman of Vector Acquisition Corporation II (Nasdaq: VAQC) (“Vector II”), as well as Vector Acquisition Corporation III (“Vector III”) and Vector Acquisition Corporation IV (“Vector IV”). Mr. Slusky has deep technical experience in both private and public technology companies and has successfully invested across multiple market cycles including the 1998 — 2000 Internet bubble and the 2008 — 2009 financial crisis. Prior to founding Vector Capital, Mr. Slusky led the technology equity practice at Ziff Brothers Investments, managing a portfolio of public and private technology investments which later became Vector Capital I. Prior to Ziff, Mr. Slusky spent three years at New Enterprise Associates (NEA), where he focused on venture investments in software, communications and digital media. Mr. Slusky began his career at Microsoft and McKinsey & Company. We believe Mr. Slusky’s significant investment and business management experience and deep technical experience in technology companies make him well qualified to serve as a member of our board of directors.

David Fishman serves as our President. Mr. Fishman joined Vector Capital in 2006 and has more than 20 years of investing and transactional experience in technology companies. Mr. Fishman also serves as the President of Vector II, Vector III and Vector IV. Prior to joining Vector, Mr. Fishman spent ten years at Goldman, Sachs & Co. where he was a Managing Director in the Mergers and Acquisitions division and focused on technology and media transactions. Mr. Fishman has extensive transaction expertise, having consummated approximately 30 mergers and acquisitions during his tenure at Goldman, worth an aggregate value of $110 billion, including transactions involving Microsoft, eBay, Adobe, IBM, Oracle and PeopleSoft.

David Baylor serves as our Chief Financial Officer. Mr. Baylor also serves as the Chief Financial Officer of Vector II, Vector III and Vector IV. Mr. Baylor joined Vector Capital in 2008 and has more than 30 years of operating experience, including as a senior executive at a publicly traded company. Prior to joining Vector, Mr. Baylor was the Chief Operating Officer and Chief Financial Officer at Thomas Weisel Partners where he was a member of the Executive Committee. Prior to Thomas Weisel Partners, Mr. Baylor was a Managing Director with Montgomery Securities, a securities attorney with Howard, Rice, Nemerovski, Canady, Falk & Rabkin, and a certified public accountant with Deloitte & Touche.

John Herr serves as our director. Mr. Herr is a seasoned technology executive with more than 25 years of experience in the cloud, consumer internet, e-commerce, new media and financial services sectors, and has an exceptional track record of scaling technology businesses into large enterprises. Since December 2020, Mr. Herr currently serves as CEO and on the Board of Directors of Arcoro, a growth-stage software company. Mr. Herr also serves as a professional director and previously served as Chief Executive Officer of Avetta from March 2015 to October 2019 and under his leadership, the company experienced significant revenue growth and transformed from break-even to highly profitable. Prior to Avetta, Mr. Herr served as CEO of Adaptive Insights, where he was responsible for meaningful revenue growth during his four-year tenure. Adaptive was ultimately sold to Workday for over $1.5 billion. Mr. Herr has also held executive roles at EZ Shield, eBay, PayPal and Buy.com. He currently serves on the Board of Directors of Vector II, Planful, a Vector Capital portfolio company, and WineAccess.com. We believe Mr. Herr’s extensive experience in investment and business management qualify him to serve on our board of directors.

David Kennedy, our director, is the co-founder and Partner Emeritus at Serent Capital, a San Francisco-based lower-middle market private equity firm focused on service and technology businesses. During his 12-year tenure at Serent Capital, Mr. Kennedy has built a successful track record investing in high growth technology companies. Prior to co-founding Serent Capital in 2008, Mr. Kennedy was President and Chairman of ServiceSource (NASDAQ: SREV), a Business Process Outsourcing software company that served many of the world’s leading technology companies. Under Mr. Kennedy’s leadership, ServiceSource grew revenues, profits and employees and oversaw strong shareholder returns. Previously, David was a consultant at McKinsey & Company in London, Dublin, and San Francisco, and an Operations Manager at HJ Heinz in Central & Eastern Europe. Mr. Kennedy also serves as a director of Vector II. We believe Mr. Kennedy’s extensive experience in private equity and business management qualify him to serve on our board of directors.

Number and Terms of Office of Officers and Directors

Our board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on the Nasdaq. The term of office of the first class of directors, consisting of Mr. Kennedy, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Mr. Herr, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Mr. Slusky, will expire at our third annual meeting of shareholders.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our founder shares. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in the Existing Governing Documents as it deems appropriate. The Existing Governing Documents provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

An “independent director” is defined generally as a person other than an officer or employee of Vector or its subsidiaries or any other individual having a relationship with Vector which in the opinion of the Vector Board, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. Our board of directors has determined that John Herr and David Kennedy are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below.

Audit Committee

We established an audit committee of the board of directors. Mr. Herr, Mr. Kennedy and Mr. Slusky serve as members of our audit committee. Our board of directors has determined that each of Mr. Herr and Mr. Kennedy are independent under the Nasdaq listing standards and applicable SEC rules. Mr. Slusky does not meet the independent director standard under Rule 10A-3(b)(1) of the Exchange Act. Mr. Herr serves as the Chairman of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Because we listed our securities on the Nasdaq in connection with our initial public offering, our audit committee must have one independent member at the time of listing, a majority of independent members within 90 days of listing, and consist of all independent members within one year of listing. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Herr qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•

monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

•

reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

We established a nominating committee of our board of directors. The members of our nominating committee are Mr. Herr, Mr. Kennedy and Mr. Slusky, and Mr. Kennedy serves as chairman of the nominating committee. Under the Nasdaq listing standards, we are required to have a nominating committee composed of at least three members, all of whom must be independent. Because we listed our securities on the Nasdaq in connection with our initial public offering, our nominating committee must have one independent member at the time of listing, a majority of independent members within 90 days of listing, and consist of all independent members within one year of listing. Our board of directors has determined that each of Mr. Herr and Mr. Kennedy are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in a charter adopted by us, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

We established a compensation committee of our board of directors. The members of our compensation committee are Mr. Herr and Mr. Kennedy, and Mr. Kennedy serves as chairman of the compensation committee.

Under the Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors has determined that each of Mr. Herr and Mr. Kennedy are independent. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our President’s, Chief Financial Officer’s and Chief Operating Officer’s, evaluating our President’s, Chief Financial Officer’s and Chief Operating Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our President, Chief Financial Officer and Chief Operating Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics

We adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties: (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose, (c) a duty to avoid fettering the exercise of future discretion, (d) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director. In fulfilling their duty of care to us, our directors must ensure compliance with the Existing Governing Documents. We have the right to seek damages if a duty owed by any of our directors is breached. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Governing Documents or alternatively by shareholder approval at general meetings.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Prior to the consummation of the Business Combination, certain of our officers and directors presently have, and any of them in the future are expected to have, additional fiduciary and contractual duties to other entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity before we can pursue such opportunity.

Potential investors should also be aware of the following other potential conflicts of interest:

•

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•

Our Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Class B ordinary shares and public shares held by them in connection with (i) the completion of Vector’s initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by September 29, 2022 or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares.

•

Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor. As a result of multiple business affiliations, Vector’s officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities, including Vector II, Vector III and Vector IV. If any of the above executive officers or directors become aware of a business combination opportunity which is suitable for any other entity to which he has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he will need to honor his fiduciary or contractual obligations to present such business combination opportunity to such entity. Vector does not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect Vector’s ability to complete a business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in and the Existing Governing Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation and Director Compensation and Other Interests

On July 30, 2020, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of Vector in exchange for issuance of 8,625,000 Class B ordinary shares, of which 7,950,000 remain outstanding. In September 2020, the Sponsor transferred 25,000 Class B ordinary shares to each of John Herr and David Kennedy, Vector’s independent directors. In addition, our Sponsor, executive officers and directors, or their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our Sponsor, executive officers and directors or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from New Rocket Lab. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by New Rocket Lab to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or, to our knowledge, threatened against us or any members of our management team in their capacity as such.

Facilities

We currently maintain our executive offices at One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.The cost for our use of this space is included in the $10,000 per month fee we pay to an affiliate of sponsor for office space, administrative and support services, commencing on the date that our securities were first listed on NASDAQ. Upon consummation of the Business Combination, the principal executive offices of New Rocket Lab will be located at 3881 McGowen Street Long Beach, CA 90808.

Competition

If we succeed in effecting the Business Combination with Rocket Lab, there will be, in all likelihood, significant competition from Rocket Lab’s competitors. We cannot assure you that, subsequent to the Business Combination, we will have the resources or ability to compete effectively.

Periodic Reporting and Audited Financial Statements

Vector has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Vector’s annual reports contain financial statements audited and reported on by Vector’s independent registered public accounting firm.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2021. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VECTOR

The following discussion and analysis of Vector’s financial condition and results of operations should be read in conjunction with Vector’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this section to the “Company,” “Vector,” “we,” “us” or “our” refer to Vector prior to the Domestication and consummation of the Business Combination.

Overview

We are a blank check company incorporated on July 28, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering and the sale of the private placement warrants, our shares, debt or a combination of cash, equity and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Proposed Business Combination

On March 1, 2021, Vector entered into the Merger Agreement. In connection with the Business Combination, Vector also entered into the Subscription Agreements, the Sponsor Letter Agreement and the Rocket Lab Stockholder Support Agreements, as further described in “Business Combination Proposal — Related Agreements.”

At the closing of the Business Combination, the Sponsor, and certain of Vector and Rocket Lab Holders will enter into the Second Amended and Restated Registration Rights Agreement.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception to December 31, 2020 were organizational activities, those necessary to prepare for the initial public offering, described below, and, after the initial public offering, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the trust account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.

As a result of the restatement described in Note 2 of the notes to the financial statements included herein, we classify the warrants issued in connection with our initial public offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

For the period from July 28, 2020 (inception) through December 31, 2020, we had a net loss of $12,341,951, which consisted of formation and operating expenses of $357,463 and a change in the fair value of the warrant liability of $11,989,334 offset by interest earned on investment held in the trust account of $4,846.

On October 20, 2020, in connection with the underwriters’ election to partially exercise of their over-allotment option, we consummated the sale of an additional 2,000,000 units and the sale of an additional 266,667 private placement warrants, generating total gross proceeds of $20,400,000.

Following our initial public offering, the partial exercise of their over-allotment option and the sale of the private placement warrants, a total of $320,000,000 was placed in the trust account. We incurred $18,252,382 in transaction costs, including $6,400,000 of underwriting fees, $11,200,000 of deferred underwriting fees and $652,382 of other offering costs.

For the period from July 28, 2020 (inception) through December 31, 2020, net cash used in operating activities was $506,715, which consisted of our net loss of $12,341,951 affected by interest earned on investment held in the trust account of $4,846, a non-cash charge for the change in the fair value of warrant liabilities of $11,989,334 and changes in operating assets and liabilities, which used $149,252 of cash from operating activities.

As a result of the restatement, we classify the warrants issued in connection with our initial public offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

As of December 31, 2020, we had investments held in the trust account of $320,004,846. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete our business combination. We may withdraw interest from the trust account to pay taxes, if any. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At December 31, 2020, we had cash of $865,903 held outside of the trust account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the trust account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the private placement warrants.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay our sponsor a monthly fee of $10,000 for office space, administrative and support services, provided to the company. We began incurring these fees on September 24, 2020 and will continue to incur these fees monthly until the earlier of the completion of a business combination or the company’s liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $11,200,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liability

We account for the warrants issued in connection with our initial public offering in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the warrants was estimated using a Monte Carlo simulation approach.

Class A Ordinary Shares Subject to Possible Redemption

We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption is presented as temporary equity, outside of the shareholders’ equity section of our balance sheet.

Net Income (Loss) per Ordinary Share

We apply the two-class method in calculating earnings per share. Net income per ordinary share, basic and diluted for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the trust account by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. Net loss per ordinary share, basic and diluted for Class B non-redeemable ordinary shares is calculated by dividing the net income (loss), less income attributable to Class A redeemable ordinary shares, by the weighted average number of Class B non-redeemable ordinary shares outstanding for the periods presented.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, Vector may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, Vector is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” Vector chooses to rely on such exemptions Vector may not be required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of Vector’s initial public offering or until Vector is no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2020, Vector was not subject to any market or interest rate risk. Following the consummation of Vector’s initial public offering, the net proceeds of Vector’s initial public offering, including amounts in the trust account, have been invested in certain U.S. government obligations with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, Vector believes there will be no associated material exposure to interest rate risk.

INFORMATION ABOUT ROCKET LAB

Unless otherwise indicated or the context otherwise requires, references in this “Information About Rocket Lab” section to “Rocket Lab,” “we,” “us,” “our” and other similar terms refer to Rocket Lab prior to the Business Combination and to New Rocket Lab after giving effect to the Business Combination.

Who We Are

Our Mission: We Open Access to Space to Improve Life on Earth.

Rocket Lab is an end-to-end space company with an established track record of mission success. We deliver reliable launch services, spacecraft components, satellites and other spacecraft and on-orbit management solutions that make it faster, easier and more affordable to access space. We believe that space has defined some of humanity’s greatest achievements and it continues to shape our future. We are motivated by the impact we can have on Earth by making it easier to get to space and to use it as a platform for innovation, exploration and infrastructure.

Unprecedented commercial investment and government expenditures are driving rapid growth in the space economy. As one of only two commercial companies delivering regular access to orbit, our proven launch vehicle, spacecraft technology and global infrastructure uniquely position Rocket Lab to capture this growing market. Advances in technologies, materials and components have led to miniaturization of satellites and a significant reduction in cost, while at the same time the need for space applications such as communications, remote sensing, Earth observation, meteorology and navigation is increasing. Rocket Lab provides customers with frequent, reliable and cost-effective access to orbit for this new generation of small satellites with Electron, a fully carbon composite launch vehicle powered by 3D printed engines. Since our first Electron launch in 2017 through March 2021, Rocket Lab has delivered 104 satellites to space across 17 successful orbital missions for commercial and government customers, including the U.S. Department of Defense (DoD), the National Aeronautics and Space Administration (NASA), the Defense Advanced Research Projects Agency (DARPA) and the National Reconnaissance Office (NRO), and a number of domestic and international commercial spacecraft operators including Blacksky Holdings, Canon, Capella Space, Planet, OHB Group and Synspective. Today, Electron has become the second most frequently launched commercial rocket in the world.

Rocket Lab’s frequent launch cadence has been enabled through innovative manufacturing techniques for Electron, including 3D printing and automation, but production is only part of the formula for frequent and reliable launch. Rocket Lab’s launch infrastructure is a key part of our success. We currently operate a private launch complex located in Mahia, New Zealand, which we refer to as Launch Complex 1. This launch complex is supported by a bi-lateral treaty between the United States and New Zealand governments that enables us to use U.S. launch and spacecraft technology for launches at Launch Complex 1 that otherwise would not be permitted for launches from foreign soil. This treaty provides us with a competitive advantage over other companies launching rockets from outside the U.S. that do not have the benefit of such a treaty. Additionally, by operating our own private launch complex, we do not have to share the launch complex with other launch providers and, subject to obtaining required regulatory clearances for launches, have complete control over launch schedule and availability. Launch Complex 1 serves as Rocket Lab’s high-volume launch complex, capable of supporting up to 120 missions every year. We also have access to use a dedicated launch pad at NASA’s Wallops Flight Facility, at Wallops Island, Virginia, which we refer to as Launch Complex 2. We have built out all of the physical infrastructure that we need in order to use this launch complex and, upon certification of our flight termination system software by NASA, we will be able to begin scheduling launches from this launch complex. Rocket Lab’s operations, including this launch complex as part of our overall business, have received the designation of Essential Critical Infrastructure for National Security from the U.S. Department of Defense, and can support 24-hour rapid call-up capability for defense needs and urgent constellation replenishment. We expect to be able to launch up to 12 missions per year from Launch Complex 2 once it becomes operational.

Building on our strong foundation with Electron, we are now developing our Neutron launch vehicle, which will be an advanced 8-ton payload class launch vehicle tailored for large constellation deployments, interplanetary missions and human spaceflight. We expect constellation missions to make up an increasing percentage of small satellites launched, yet there is currently no commercial medium lift class launch vehicle to meet this demand. Neutron will be tailored to meet demand from this growing market.

From launch services, Rocket Lab has expanded into space systems, delivering spacecraft as a service from low Earth orbit constellations to deep space and interplanetary missions for government and commercial customers. Our space services business utilizes our launch services, our family of Photon spacecraft and partnerships with global ground network service providers, as well as our own ground station network to provide customers a complete solution that encompasses spacecraft build, launch and on-orbit operation following launch.

Our Competitive Strengths

Our competitive strengths include:

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Flight Heritage – First Mover Advantage: Electron is the first small launch vehicle to establish frequent and reliable access to space with 17 successful orbital missions through March 2021. Successfully reaching orbit not just once, but repeatedly delivering mission success across more than three years of launches demonstrates a mature launch vehicle, sophisticated team and robust manufacturing infrastructure and processes. We believe this gives us a significant competitive advantage ahead of potential new competitors to secure higher-value missions from our customer.

•	Unique Technologies and Capabilities: We have innovated around key launch vehicle and spacecraft features and capabilities, including:

•	An all carbon composite orbital launch vehicle, delivering substantial mass-savings while maintaining strong structural integrity

•	A 3D printed, electric-pump fed rocket engine that delivers high-performance while removing the complexity associated with traditional gas turbine engines

•

A unique kick stage that delivers satellites to precise and individual orbits increasing deployment flexibility and cost effectiveness for our customers. The kick stage can also be utilized as a fully-featured satellite, enabling hosted payload opportunities for our customers and for our own constellation applications.

•

Deep Vertical Integration: We have extensive vertically integrated design and manufacturing capabilities, having developed world-class engineering and manufacturing teams across the United States, New Zealand and Canada. This allows us to manage and control almost every aspect of design, manufacturing and launch operations, enabling rapid prototyping and streamlined production to deliver product to orbit faster.

•

Additive Manufacturing Capabilities: We believe we were the first company to 3D print an orbital rocket engine, and as of March 2021 have flight heritage with 190 engines launched to space. We leverage our unique 3D printing capabilities beyond engines, to enable ultra-rapid design and testing of new flight hardware and dramatically shorten our time-to-market.

•

Integrated Design and Test Capabilities: We own and operate our own propulsion test infrastructure, allowing us the capacity and flexibility to accelerate time-to-market and ensure quality and a high rate of mission success

•

Private Launch Complex: Rocket Lab operates its private orbital launch complex, Launch Complex 1 in Mahia, New Zealand. This launch complex can support up to 120 launches every year, which is significantly more than the current annual total number of launches from all U.S. spaceports combined.

By operating our own private launch complex, we have eliminated the availability issues commonly faced by other launch providers competing for a limited number of slots on shared launch complexes that they do not control.

•

A complete end-to-end space solution: Providing services and data from space has traditionally meant relying on multiple suppliers and mission partners. By manufacturing and launching our own rockets, producing and operating our own spacecraft, operating our own launch complexes, creating our own spacecraft components and, through our partnerships, as well as our ground station network, securing access to a global ground station network – Rocket Lab has the keys to space. Having successfully proven all aspects of accessing and using space, we are well positioned to move into delivering space applications using our own established products and infrastructure.

Customers

Launch Services. As of March 2021, we have launched and deployed 104 satellites for our customers, which includes government customers, such as the U.S. Department of Defense, NASA and other U.S. government agencies. We also provide launch service to major domestic and international commercial spacecraft operators. Our launch services have been used by more than 20 organizations.

Space Systems. As of December 31, 2020, we have flight hardware and spacecraft that has flown on over 70 missions, many involving multiple spacecrafts per mission, including legacy missions enabled by Sinclair Interplanetary, which we acquired in April 2020.

Our Growth Strategy

We are pursuing the following growth strategies:

•	Exploit Electron’s time-to-market leadership and flight heritage in small satellite launch to move up the value chain in higher value commercial and government missions.

•

Expand our addressable launch market with the development of the Neutron launch vehicle, which, with its larger payload capability, will address large commercial and government constellation launch opportunities and be capable of addressing the market for human space flight and cargo and crew resupply to the International Space Station.

•

Apply world-class manufacturing scaling and cost-reduction capabilities to the production of our existing family of component subsystems for satellites and other spacecraft to capture large constellation design win opportunities.

•

Expand our portfolio of strategic components for satellites and other spacecraft by commercializing solutions developed for our launch vehicles and family of Photon spacecraft, including; avionics subsystems, radios, batteries, solar panels and separation systems.

•

Leverage our proven Photon spacecraft platform to provide streamlined hosted payload and technology demonstration capabilities in low Earth orbit to commercial and government customers without the need for customers to utilize a separately designed and built third-party satellite bus to place the satellite in the correct position.

•

Build upon ongoing interplanetary Photon spacecraft development efforts as well as our announced Neutron launch vehicle developments to expand our addressable market for interplanetary scientific and commercial missions.

•

Leverage our cost and frequency advantaged “access to space,” enabled by our established launch assets and proven capabilities, to further penetrate available market for on-orbit management of previously launched satellites, in addition to expanding our own spacecraft assets on orbit to deliver and monetize space data with end-customers.

•	Exploit our in-house launch and space systems capabilities to provide data and services to the market with our own satellites launched by our own rockets.

Rocket Lab Product & Services Overview

We design and manufacture small and medium-class rockets, satellite spacecraft components, satellites and other spacecraft to support the space economy. Our launch services are used to place spacecraft into Earth orbit and escape trajectories, and utilize orbital launch vehicles that place payloads into a variety of planes/inclinations and altitude trajectories. Our satellite and other spacecraft components are the building blocks for spacecraft that are sold commercially, which includes reaction wheels, star trackers, magnetic torque rods and batteries with additional products in development to serve a wide variety of sub-system functions. Our family of Photon spacecraft is configurable for a range of low Earth orbit, medium Earth orbit, geosynchronous orbit and interplanetary missions.

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Launch Services: We currently provide reliable and responsive launch services on Electron for small spacecraft up to 300 kg. We also have a Neutron launch vehicle in development to provide efficient constellation launch services for payloads up to 8,000 kg. Between these two launch vehicles, we expect to have the capability of launching nearly all of the satellites that we expect to be launched through 2029. We can support up to 120 launch opportunities every year, from Launch Complex 1, which is our private launch complex in Mahia, New Zealand, and, upon certification of our flight termination system software by NASA, will be able to begin scheduling additional launches from Launch Complex 2 at NASA’s Wallops Flight Facility, at Wallops Island, Virginia.

•

Space Systems: We provide spacecraft solutions for government and commercial customers ranging from complete spacecraft development, manufacture and operation in low Earth orbit and deep space to selling individual spacecraft components for use by customers in constructing their own spacecraft. With our space systems solutions, customers no longer need to build their own spacecraft. They can buy a launch, spacecraft, ground services and on-orbit management following launch as a complete package, streamlining their path to orbit.

Launch Services

We design, manufacture and launch orbital rockets to deploy payloads to low Earth orbit and interplanetary destinations.

Electron is our orbital small launch vehicle that was designed from the ground up to accommodate a high launch rate business model to meet the growing and dynamic needs of our customers for small launch services. Combining the use of innovative manufacturing technologies including 3D printing and automation, Electron is optimized for rapid and frequent launch and has established itself as one of the most prolific and reliable launch vehicles in the market. Since its maiden launch in 2017, Electron has become the leading small spacecraft launch vehicle delivering 104 satellites to orbit for government and commercial customers across 17 successful orbital missions through March 2021. In 2020, Electron was the second most frequently launched rocket by companies operating in the United States and established Rocket Lab as the fourth most frequent launcher globally. Our launch services program has seen us develop many industry innovations, including 3D printed rocket engines, an electric-pump-fed rocket engine, fully carbon composite first stage fuel tanks, a private orbital launch complex, a rocket stage that converts into a spacecraft on orbit, and the ability to successfully recover a stage from space, providing a path to reusability.

Electron provides tailored access to orbit for the high-growth small spacecraft market across dedicated and rideshare missions. It is capable of deploying satellites of up to 660 lbs (300 kg) to low Earth orbit across a wide range of orbital inclinations from 38 to 120 degrees. Electron is also capable of delivering spacecraft to deep space and interplanetary destinations, a capability which we will demonstrate in 2021 with the launch of a NASA mission to the Moon in support of the agency’s Artemis program. Electron is a two-stage launch vehicle with a third kick stage, standing at 18 meters tall, with a diameter of 1.2 meters and a lift-off mass of approximately 14,000 kg. Electron’s design includes innovative use of electrical systems and advanced carbon-composites for its structures and propellant tanks. Carbon-composite construction decreases mass by as much as 40 percent relative to other materials, contributing to Electron’s mass-to-orbit performance. Our in-house assembly of Electron’s composite tanks and structures improves cost efficiency and supports high rates of production. Electron’s kick stage enables satellites to be placed in circular orbit after launch, which is necessary for satellites to maintain consistent altitude and is capable of engine restarts to deliver multiple payloads to a range of orbits, meeting precise orbit insertion requirements, and deorbiting itself to avoid contributing to orbital debris, also known as space junk.

Electron is propelled by a total of ten Rutherford engines that we manufacture at our headquarters in Long Beach, California. The Rutherford engine is a 5,600-lbf engine fueled by liquid oxygen and kerosene fed by electric pumps and is based on a propulsion cycle that makes use of electric motors and high-performance lithium polymer batteries to drive liquid oxygen and kerosene fuel pumps. Electric pumps are lower complexity than the turbomachinery typically required for gas generator cycles, yet still achieve high efficiency. We believe our Rutherford engine is the first oxygen/hydrocarbon engine to use additive manufacturing for all primary components, including the regeneratively cooled thrust chamber, injector pumps and main valves.

Electron is currently launched from our private launch complex in Mahia, New Zealand and, upon certification of our flight termination system software by NASA, we plan to begin launching Electron from our new launch complex at NASA’s Wallops Flight Facility, at Wallops Island, Virginia. As of March 2021, Electron had successfully launched 17 times and deployed 104 satellites to orbit.

In March 2021, we announced plans to develop our reusable-ready medium-capacity Neutron launch vehicle which will increase the payload capacity of our space launch vehicles to approximately 17,000 lbs (8,000 kg), for launches to low-Earth orbit and lighter payloads into higher orbits. Neutron will be tailored for commercial and U.S. government constellation launches and capable of human space flight and cargo and crew resupply to the International Space Station. Neutron will also provide a dedicated service to orbit for larger civil, defense and commercial payloads that need a level of schedule control and high-flight cadence not available on large and heavy lift rockets. Neutron is expected to have the capability of launching nearly all of the spacecraft that we expect to be launched through 2029, and we expect to be able to leverage Electron’s flight heritage, various vehicle subsystems designs, launch complexes and ground station infrastructure.

The medium-lift Neutron will be a two-stage launch vehicle that stands 46 meters (150 feet) tall with a 5-meter (16.4 ft) diameter fairing and a lift capacity of up to 8,000 kg (8 metric tons) to low-Earth orbit, 2,000 kg to the Moon (2 metric tons), and 1,500 kg to Mars and Venus (1.5 metric tons). Neutron will feature a reusable first stage designed to land on an ocean platform, enabling a higher launch cadence and decreased launch costs for customers. Neutron launches are planned to take place from Virginia’s Mid-Atlantic Regional Spaceport located at the NASA Wallops Flight Facility. We aim to leverage existing launch pad and integration infrastructure at the Mid-Atlantic Regional Spaceport, with the goal of lessening the incremental investments in a new pad and accelerating the timeline to first launch, expected in 2024.

Space Systems

Our space systems product and services offerings include the Photon family of spacecraft, a portfolio of market and technology leading satellite and other spacecraft components, spacecraft engineering and design services, and on-orbit constellation management services.

The Photon family of small spacecraft is configurable for a range of low Earth orbit, medium Earth orbit, geosynchronous orbit, and interplanetary missions. Photon is a versatile platform that can be adapted to meet a broad range of our customers’ requirements. Photon can operate as the upper stage of Electron (the kick stage) during launch, then with a simple command it will transition to an operational satellite on orbit, eliminating the parasitic mass of deployed spacecraft and enabling full use of the fairing volume for payloads. Photon can also fly on other launch vehicles, such as our recently announced in-development Neutron launch vehicle, and as a secondary payload on rockets developed under the National Security Space Launch program of the U.S. Space Force. Our Photon family of spacecraft enable us to offer an end-to-end mission solution encompassing launch, spacecraft, ground services, and mission operations to provide customers with streamlined access to orbit with Rocket Lab as a single mission partner.

Our family of Photon spacecraft can be used to conduct space-related scientific research, collect imagery and other remote-sensing data about the Earth, carry out lunar and other deep space planetary missions, and to demonstrate new space technologies. Our family of Photon spacecraft can also be used in combination with Electron to deploy individual spacecraft in different orbital locations and complete constellations in a single mission. Our spacecraft are intended for commercial, defense and civil government customers, including the U.S. Department of Defense, NASA, other U.S. government agencies, and governments worldwide. Our first Photon spacecraft was successfully launched and placed into service in August 2020 and a second operational Photon was successfully launched in March 2021. Photon has been selected by NASA in 2021 for the CAPSTONE mission, which is a pathfinder for the lunar Gateway initiative of the Artemis program, which involves a mini-space station NASA intends to use as a staging point for crewed lunar landings beginning as soon as 2024. Photon has also been selected for interplanetary missions to Mars and Venus.

Spacecraft Components

Rocket Lab designs and manufactures a range of components for satellites and other spacecraft, including reaction wheels, star trackers, magnetic torque rods and batteries, and has additional products in development to serve a wide variety of sub-system functions. Rocket Lab entered this market with our acquisition of leading spacecraft components manufacturer Sinclair Interplanetary, which brought incremental vertically-integrated capabilities for our own spacecraft, and also enabled Rocket Lab to deliver high-volume manufacturing of critical spacecraft components at scale prices to the broader spacecraft merchant market.

Reaction wheels are motor-driven flywheels used to store angular momentum on a spacecraft. Many spacecrafts use three or four reaction wheels to provide agile 3-axis pointing control. Some configurations use a single wheel, called a “momentum wheel,” for stable Earth-pointing control. All Rocket Lab reaction wheels incorporate an onboard digital processor with speed and torque control loops. We make a large number of different wheel sizes. Wheels are sized by their maximum angular momentum measured in Newton-meters (Nm). Bigger spacecraft require bigger wheels, but determination of the correct size of wheel for a particular spacecraft requires detailed engineering analysis.

Star trackers are optical sensors that determines the spacecraft’s pointing direction and rotation rate by looking at the stars. Our star trackers are fully integrated units, where one box includes the lens, detector, processor, and all of the power supply and support circuits. A catalog of more than two million possible star triangles is loaded before launch, allowing the processor to determine the direction from any single image.

Magnetic torque rods are long bars of special alloy steel, wound with coils of fine copper wire. When a current is passed through the wire, it becomes an electromagnet which generates a twisting force against the Earth’s magnetic field. Magnetic torque rods are used in low Earth orbit to remove angular momentum from reaction wheels, avoiding the requirement to expend irreplaceable propellant.

Batteries include both the high-capacity high-voltage batteries used to power the pumps in the Rutherford rocket engine used by Electron and other batteries used for small spacecraft.

Spacecraft Engineering and Design Services and On-Orbit Constellation Management Services

Rocket Lab’s space systems engineering team works with customers to develop, design and manufacture full spacecraft solutions from low Earth orbit to interplanetary spacecraft. We also offer constellation management services where we perform command and control operations and leverage our ground station infrastructure and partnerships to deliver data to spacecraft constellation operator customers following launch.

Space Applications

Rocket Lab’s in-house launch and space systems capabilities provide significant competitive advantages for us to begin providing our own data and services from orbit. By leveraging our Electron and Neutron launch vehicles, our Photon family of spacecraft, our private launch complex and through partnerships with global ground network service providers, as well as our own ground station network, we are able to provide a complete, end-to-end solution. Rocket Lab is uniquely positioned to deploy its own satellite constellations to meet growing demand for space-based connectivity, Earth observation and other services. The space applications market represents significant untapped potential for value-added services including data management and analytics to support end customer insights.

Sales and Business Development and Mission Management

We sell our launch services and space systems solutions through a unified global business development team that cross-sells across both launch and space systems and leverages shared technical, proposal writing, mission project management and administrative resources. This team is based primarily in the United States and focuses on government customers, such as the U.S. Department of Defense, NASA, other U.S. government agencies, as well as major domestic and international commercial satellite operators and satellite bus manufacturers. The business development team works closely with our engineering teams to develop optimal solutions for our customers. Given the well-defined and consolidated nature of our customer base, we are able to adequately address our market with a lean and focused team. This team also leads customer engagement in the procurement process, assisting with documentation related to the request for information or request for proposal process, as well as detailed customer-specific product configuration.

Many Rocket Lab business development team members have previously worked for government agencies and large institutional space and technology companies. They have in-depth knowledge and understanding of the industry and can draw on a vast network of contacts to support business development. With 17 successful orbital missions, 104 satellites deployed and a growing number of Rocket Lab-built spacecraft components operating on orbit, our team has a high-level of insight into customer requirements and evolving industry trends, putting us in a strong position to ensure our products and services meet customer needs.

Marketing

We utilize strategic marketing to accelerate sales opportunities and build brand awareness. Rocket Lab has established a strong brand through various activities, including:

•	conferences and industry events at which we participate, sponsor, exhibit and speak;

•	press releases and media engagement;

•	social media postings;

•	merchandising;

•	cooperative marketing efforts with customers; and

•

communicating our differentiated selling points and product features through marketing collateral such as our website, payload user guides, product data sheets, presentations, and high-quality launch webcasts and videos.

To date, with the exception of COVID-19 in-person conference cancellations which have moved online, conferences and industry events and direct outreach have been the primary drivers of our sales leads and have helped us achieve sales with relatively low marketing costs.

Engineering

We have made significant investments in our engineering teams. Our team members have a broad range of expertise from a range of industries including; aerospace, automotive, and marine, and broader manufacturing and technology. Rocket Lab’s high level of vertical integration means that these engineering teams design and provide manufacturing support for components, sub-systems, and assemblies across the full range of our launch vehicles, our Photon family of spacecraft, our satellite, and other spacecraft components and our spacecraft engineering and design services. They support the full product lifecycle from new product innovation to sustaining engineering, including payload lift capacity increases and other performance improvements, new product features such as booster reusability and cost reduction initiatives.

Our engineering teams across New Zealand, the United States, and Canada address all key areas of launch vehicle build, payload integration, launch operations, ground segment communications, on orbit spacecraft operations management, and satellite and other spacecraft component design and manufacturing. Key areas of technical focus include composite structures, additive manufacturing, machining, avionics and power systems, propulsion assembly and test, spacecraft system design assembly and test, printed circuit-board design, optics integration, guidance and navigation, attitude direction and command and control, amongst other engineering focus areas.

These teams are supported by centralized planning and program management functions that guide significant projects across Rocket Lab for consistency and visibility. The company leverages sophisticated product lifecycle management software tools, computer-aided design systems and business processes to drive efficiency and better manage the entire product lifecycle, including design, source and build the products the enable our launch services and end-product deliveries.

Supply Chain

We are highly vertically integrated, in that we design and manufacture many components and subsystems for our launch vehicles, Photon family of spacecraft, and satellite and other spacecraft components we sell into the merchant market. To support his level of vertical integration we have developed extensive supply chain operations and capabilities that are global in nature and enabled by sophisticated third-party enterprise resource planning systems and tools. These systems and tools are largely supported by an in-house team of enterprise information systems personnel.

We obtain raw materials, components, sub-systems and capital equipment, and other supplies from suppliers that we believe to be reputable and reliable. We have established and follow internal quality control processes to source suppliers, considering engineering validation, quality, cost, delivery and lead-time. We have a quality management team that is responsible for managing and ensuring that supplied components meet quality standards. While we largely source raw materials and other inputs and services from multiple sources, in some cases we also purchase various inputs and services from a sole source. In those sole source supplier situations, as we endeavor to diversify our supply chain, we manage this sole source risk through carrying increased buffer stock, particularly on long-lead items.

Manufacturing, Assembly and Launch Operations

Rocket Lab conducts global operations in support of its research and development manufacturing, assembly and launch operations. We have our Rutherford engines and avionics manufacturing facilities in Long Beach, California, composite manufacturing, high-voltage battery systems, and launch vehicle integration and propulsion testing in Auckland, New Zealand and launch complexes in Mahia, New Zealand and Wallops Island, Virginia. We strive to instill a manufacturing culture of continuous improvement and leverage best practices in quality control and worker safety across our facilities and have achieved Category-1 certification by the NASA Launch Services Program. We possess differentiated in-house rapid prototyping capabilities to support both research and development initiatives and to accelerate time-to-market benefits for critical production ramps. These capabilities include computer numerical control machining stations, balancing machines and 3D printers and related expertise.

Long Beach Corporate Headquarters and Manufacturing Facility

We transferred our U.S. headquarters and production operations from Huntington Beach, California to our state of the art 97,000 square foot Long Beach, California facility in March 2020. From our Long Beach, California facility, in addition to manufacturing, we manage corporate administrative functions, sales and business development, launch services mission management, and conduct a range of research and development activities. Our lease for this location expires on June 30, 2027, and we have the option to extend the term of the lease for up to two additional periods of five years each thereafter.

Our Rutherford engine and avionics production activities are conducted out of our Long Beach facility. We designed our manufacturing technology and processes to operate and scale efficiently as we grow and expand our business. Our proprietary manufacturing processes, which include specialized automated equipment, is comprised of three primary steps; additive manufacturing, machining and assembly of complete engines and avionics subsystems. Our Long Beach facility is also home to a Mission Operations Center from which our team conducts on-orbit operation of our family of Photon spacecraft. In 2020, we began the process to build-out a space systems manufacturing line in this facility.

Auckland, New Zealand R&D and Production Complexes

We conduct research and development and design and manufacturing of launch vehicle components and subsystems, our Photon family of spacecraft and satellite and other spacecraft components, vehicle integration, and subsystem testing at three adjacent buildings that we lease comprising our approximately 100,000 square foot research and development and production complex in Auckland, New Zealand. Manufacturing related activities at the Auckland complex include the manufacture, assembly, and testing of high-voltage battery systems that power the Rutherford engines for Electron, the manufacturing and assembly of composite tanks, fairings, and other launch vehicle structures, electrical harnesses, complete kick stages, and final vehicle integration. Within research and development activities, they include those related to launch vehicles, launch operations and space systems initiatives. Additionally, guidance, navigation and control, ground segment communications and remote launch control activities are conducted out of our Auckland complex’s Mission Control Center. Our primary lease for this complex expires on April 30, 2028, and we have the option to renew the lease for four additional years thereafter.

Auckland, New Zealand Propulsion Test Sites

We currently operate two propulsion test sites where we test our rocket engines and related subsystems; a legacy test site at the Auckland New Zealand International Airport that will be closed in the latter part of 2021, and a new consolidated propulsion test complex approximately 45 km outside of Auckland. Our new propulsion test complex features multiple custom-built vertical test stands for liquid propulsion, composite tank, component and static stage fires. Operating our own private test complex means we avoid the delays and schedule conflicts that are common at shared test facilities. We lease the property where our test sites are located. The current term of the lease for our new test complex expires on November 15, 2029, but we have the right to renew this lease agreement for several additional terms of approximately five years each, which would allow us to continuing using this test complex through at least 2054.

Mahia, New Zealand Launch Complex 1

We operate a private orbital launch complex, our Launch Complex-1, in Mahia, New Zealand. Our launch complex in Mahia, New Zealand is currently our only operation launch complex, and we have launched all of our missions from this complex. We lease the property where Launch Complex-1 is located. The current term of this lease expires on November 30, 2021, but we have the right to renew our lease agreement for six additional terms of three years each, which would allow us to continuing using this launch complex through at least 2039.

This launch complex can support up to 120 launches per year. Rocket Lab operates two pads at Launch Complex 1; Pad A and Pad B. The operation of two launch pads within the launch complex eliminates the time currently required between launches for a full pad recycle, enabling responsive launch opportunities for our customers. The site features a vehicle processing facility that can house two Electron launch vehicles at any one time to support parallel launch campaigns. Launch Complex 1 is home to two identical, state-of-the-art payload processing facilities that include ISO 8 cleanrooms, dedicated electrical control rooms and comfortable customer lounge-style offices.

Launch Complex 1 also includes a Command and Control Facility located 2.5 km from the launch pads. This location houses workstations for flight safety, payloads, launch vehicle teams and the launch director. This facility is home to a Customer Launch Experience Area, a comfortable private facility that provides our customers with panoramic views of the launch pad, enabling them to experience lift-off with front row seats. The Command and Control Facility is also the location of the tracking antennas on the day of launch, supported by a downrange facility on the Chatham Islands.

Wallops Island, Virginia Launch Complex 2

Rocket Lab has access to a dedicated pad located at the Mid-Atlantic Regional Spaceport within the NASA Wallops Flight Facility in Wallops Island, Virginia as a second launch complex. Our current agreement provides us with rights to access the facilities, launch property and services at this launch complex expires on September 28, 2028.

Launch Complex 2 represents a new responsive launch capability within the United States. The complex is tailored for U.S. government missions, but it can also support commercial missions as required. Launch Complex 2 can support up to 12 missions per year. The site can support launches to inclinations between 38 and 60 degrees. In addition to the dedicated launch pad for Electron, Rocket Lab also operates an Integration and Control Facility within the Wallops Research Park. This facility is dedicated to secure vehicle and payload processing facilities. The facility can process several Electron launch vehicles and customer spacecraft concurrently, enabling rapid and responsive launch opportunities and parallel launch campaigns. We have built out all of the physical infrastructure that we need in order to use this launch complex and, upon certification of our flight termination system software by NASA, we will be able to begin scheduling launches from this launch complex.

Competition

Our main sources of competition fall into 4 categories:

•

companies providing dedicated launch vehicles to deliver payloads to custom planes/inclinations and altitude trajectories, such as Northrop Grumman, SpaceX, United Launch Alliance (a joint venture between Lockheed Martin Corporation and The Boeing Company), Virgin Orbit and established Russian, Indian, Chinese, European and Japanese launch providers.

•	companies that are reported to have plans to provide dedicated launch vehicles that can deliver payloads to custom planes/inclinations and altitude trajectories.

•

companies providing spacecraft solutions, such as Airbus, Lockheed, Boeing, General Atomics, General Dynamics, Maxar Technology, Northrop Grumman, Raytheon Technologies, Thales Alenia Space, Tyvak and York Space Systems.

•	companies providing spacecraft components in the commercial marketplace, such as Ball Aerospace, Raytheon, Collins Aerospace, Bradford Space, Honeywell Aerospace, GOMSpace and Vectronic Aerospace.

The principal competitive factors in our market include:

•	flight heritage and reliability;

•	delivery schedule;

•	ability to customize products to meet specific needs of the customer;

•	performance and technical features;

•	price; and

•	customer experience.

We believe that we compete favorably across these factors.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments and other legal rights to establish and protect our intellectual property. We generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

As of December 31, 2020, we held three issued U.S. patents and had nine U.S. patent applications pending. Our U.S. issued patents expire between 2032 and 2040. As of December 31, 2020, we held six registered trademarks in the United States, including the Rocket Lab mark, and also held 36 registered trademarks in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property. We intend to continue to file additional patent applications with respect to our technology.

Properties

Our principal facilities include our offices and production facility in Auckland, New Zealand, our offices and production facility in Long Beach, California, our propulsion test center complex in Kopuku, New Zealand and our launch complexes in Mahia, New Zealand and Wallops Island, Virginia. We lease or have contractual rights to access, but do not own, these facilities.

Our lease for our main office space and production facilities in Auckland, New Zealand expires on April 30, 2028, and we have the option to renew the lease for four additional years thereafter. This facility is our main production facility for Electron. Our location in Long Beach, California, includes office space and production facilities for certain components that we use in Electron. Our lease for this location expires on June 30, 2027, and we have the option to extend the term of the lease for up to two additional periods of five years each thereafter.

We lease a propulsion test complex, which houses rocket engine testing facilities, in Kopuku, New Zealand. Our lease for this complex expires on November 15, 2029. We have the right to renew this lease agreement for four additional terms of five years each, followed by a fifth term of five years, less one day.

We also operate a launch complex in Mahia, New Zealand, and have access rights to a launch complex in Wallops Island, Virginia. Our launch complex in Mahia, New Zealand is currently our only operation launch complex, and we have launched all of our missions from this complex. The current term of the lease agreement for our Mahia, New Zealand, launch complex expires on November 30, 2021. We have the right to renew our lease agreement for six additional terms of three years each. We have entered into an agreement providing us with rights to access the facilities, launch property and services at the Wallops Island, Virginia launch complex, which expires on September 28, 2028. Our ability to use the Wallops Island, Virginia launch complex for launches currently remains subject to NASA completing its certification of certain of our flight termination system software.

Human Capital

As of December 31, 2020, we had 531 full-time permanent employees across the globe. We believe the positive relationship we have with our employees and our strong culture of collaboration and innovation differentiate us and are key drivers of our business success. Our employees are not subject to collective bargaining agreements.

Governmental Regulation

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings and competitive position, which can be material. We incur or will costs to monitor and take actions to comply with governmental regulations that are or will be applicable to our business, which include, among others, federal securities laws and regulations, applicable stock exchange requirements, export and import control, economic sanctions and trade embargo laws and restrictions and regulations of the U.S. Department of Transportation, FAA, the New Zealand Space Agency and other government agencies in the United States and New Zealand. See “Risk Factors – Risks Relating to Our Business” for a discussion of material risks to us, including, to the extent material, to our competitive position, relating to governmental regulations, and see “Rocket Lab’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” together with our consolidated financial statements, including the related notes included therein, for a discussion of material information relevant to an assessment of our financial condition and results of operations, including, to the extent material, the effects that compliance with governmental regulations may have upon our capital expenditures and earnings.

Legal Proceedings

We are not a party to any material pending legal proceedings. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business.

ROCKET LAB’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Rocket Lab’s financial condition and results of operations together with and Rocket Lab’s audited financial statements and notes thereto and unaudited condensed financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to plans and strategy for Rocket Lab’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” Rocket Lab’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from Rocket Lab’s forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this "Rocket Lab’s Management’s Discussion and Analysis of Financial Condition and Results of Operations" section to “Rocket Lab,” “we,” “us,” “our” and other similar terms refer to Rocket Lab and its consolidated subsidiaries prior to the Business Combination and to New Rocket Lab and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

Rocket Lab is an end-to-end space company with an established track record of mission success. We deliver reliable launch services, satellites and other spacecraft, and on-orbit management solutions that make it faster, easier and more affordable to access space.

While our business has historically been centered on the development of small-class launch vehicles and related sale of launch services, we are currently innovating in the areas of medium-class launch vehicles and launch services, space systems design and manufacturing, on-orbit management solutions, and space data applications. Each of these initiatives addresses a critical component of the end-to-end solution and our value proposition for the space economy:

•	Launch Services is the design, manufacture, and launch of orbital rockets to deploy payloads to various Earth orbits and interplanetary destinations.

•	Space Systems is the design and manufacture of spacecraft components and spacecraft, as well as on-orbit constellation management services and space data applications.

Electron is our orbital small launch vehicle that was designed from the ground up to accommodate a high launch rate business model to meet the growing and dynamic needs of our customers for small launch services. Since its maiden launch in 2017, Electron has become the leading small spacecraft launch vehicle delivering 104 satellites to orbit for government and commercial customers across 17 successful missions through March 2021. In 2020, Electron was the second most frequently launched rocket by companies operating in the United States and established Rocket Lab as the fourth most frequent launcher globally. Our launch services program has seen us develop many industry innovations, including 3D printed rocket engines, an electric-pump-fed rocket engine, fully carbon composite first stage fuel tanks, a private orbital launch complex, a rocket stage that converts into a spacecraft on orbit, and the ability to successfully recover a stage from space, providing a path to reusability.

In March 2021, we announced plans to develop our reusable-ready medium-capacity Neutron launch vehicle which will increase the payload capacity of our space launch vehicles to approximately 17,000 lbs (8,000 kg), for launches to low-Earth orbit and lighter payloads into higher orbits. Neutron will be tailored for commercial and U.S. government constellation launches and capable of human space flight and cargo and crew resupply to the

International Space Station. Neutron will also provide a dedicated service to orbit for larger civil, defense and commercial payloads that need a level of schedule control and high-flight cadence not available on large and heavy lift rockets. Neutron is expected to have the capability of launching nearly all of the spacecraft that we expect to be launched through 2029 and we expect to be able to leverage Electron’s flight heritage, various vehicle subsystems designs, launch complexes and ground station infrastructure.

Our space systems initiative is centered on the design, manufacture, and sale of the Photon family of small spacecraft, which are configurable for a range of low Earth orbit, medium Earth orbit, geosynchronous orbit and interplanetary missions. Our Photon family of spacecraft enable us to offer an end-to-end mission solution encompassing launch, spacecraft, ground services and mission operations to provide customers with streamlined access to orbit with Rocket Lab as a single mission partner.

Our space systems initiative is also supported by the design and manufacture of a range of components for satellites and other spacecraft, including reaction wheels, star trackers, magnetic torque rods and batteries and has additional products in development to serve a wide variety of sub-system functions. We entered this market with our acquisition of leading spacecraft components manufacturer Sinclair Interplanetary, which brought incremental vertically-integrated capabilities for our own spacecraft and also enabled Rocket Lab to deliver high-volume manufacturing of critical spacecraft components at scale prices to the broader spacecraft merchant market.

Key Metrics and Select Financial Data

We monitor the following key financial and operational metrics that assist us in evaluating our business, measuring our performance, identifying trends and making strategic decisions.

Launch Vehicle Build-Rate and Launch Cadence

We built approximately three launch vehicles in 2019 and built approximately eight launch vehicles in 2020. We plan to continue growing our build rate in 2021 with 12 launch vehicles in 2021 and believe the growth in build rate is a positive indicator of our ability to scale our manufacturing operations in support of our anticipated growth rate in revenue in the coming years.

We launched six vehicles in 2019 and seven vehicles in 2020. The number of launches is an indicator of our ability to convert mission awards into revenue in a timely manner and demonstrate the scalability of our launch operations. Growth rates between launches and total revenue are not perfectly correlated because our total revenue is affected by other variables, such as the revenue per launch can vary considerably, based on factors such as unique orbit and insertion requirements, payload handling needs, launch location, time sensitivity of mission completion and other factors. We plan to increase our launch cadence in 2021 to ten launches and believe the growth rate in launch cadence is a positive indicator of our ability to scale our launch operations in support of our anticipated growth rate in revenue in the coming years.

Revenue Growth

We generated $48 million and $35 million in revenue in 2019 and 2020, respectively, representing a year-on-year decline in revenue of approximately 27%. This year-on-year decline was driven by several unique factors, including the fulfillment of lower-than-normal revenue generating missions that were strategically priced to secure early customer commitments to the Electron launch platform and the impact of the COVID-19 global pandemic which resulted in customer-driven program delays and Rocket Lab production constraints due to plant shutdowns and travel restrictions, which impeded customers’ ability to enter New Zealand to perform satellite spacecraft integration for launches, resulted in certain launches scheduled for 2020 to be delayed and slowed customer activity.

We also experienced a shift from overtime revenue to point in time revenue for Launch Services which results in a deferral of contracted revenue until launch in future periods.

As of March 31, 2021, we had entered into agreements with customers for a total of fifteen (15) launches, or $97.9 million of launch services revenue and $29.1 million of space systems revenue. These agreements are expected to result in ten (10) launches, or $63.2 million, of launch services revenue and $9.0 million of space systems revenue scheduled in 2021. The balance of five (5) launches, or $34.7 million, of launch services revenue and $20.1 million of space systems revenue are scheduled in 2022 and beyond.

Backlog Scheduled	2021		2022 & beyond		Total
		Launches		Launches		Launches
Total	$72.2	(10)	$54.8	(5)	$127.0	(15)

Launch Service	$63.2		$34.7		$97.9
Space Systems	$9.0		$20.1		$29.1

With regard to the fifteen (15) launches referenced above, revenue from nine (9) of these launches scheduled in 2021 and five (5) of these launches scheduled in 2022 and beyond, are to be recognized at the point-in-time when the launch occurs. Similarly, of the $29.1 million of space systems revenue referenced above, $7.4 million scheduled in 2021 and $13.5 million is scheduled in 2022 and beyond are to be recognized at the point-in-time.

Only one (1) launch scheduled in 2021 and no launches in 2022 and beyond are to be recognized over-a-period-of-time. Similarly, of the $29.1 million of space systems revenue referenced above, $1.6 million scheduled in 2021 and $6.6 million scheduled in 2022 and beyond are to be recognized over-a-period-of-time.

Backlog Scheduled	2021		2022 & beyond		Total
Revenue Recogition Methodology		Launches		Launches		Launches
Point-in-time	$68.7		$48.2		$116.9
Launch Service	$61.3	(9)	$34.7	(5)	$96.0	(14)
Space Systems	$7.4		$13.5		$20.9
Over-a-period-of-time	$3.5		$6.6		$10.1
Launch Service	$1.9	(1)	$0.0	(0)	$1.9	(1)
Space Systems	$1.6		$6.6		$8.2

Total	$72.2	(10)	$54.8	(5)	$127.0	(15)

Under our agreements for launch services and space systems, our customers generally retain the right to reschedule the timing of the contractual performance obligations, provided that certain payments are due to us. In the event sufficient advance notice is not provided, pricing may be revised for delays beyond specified time periods. As a result, the timing of our recognition of revenue under these agreements may change if a contractual performance obligation is rescheduled by the customer.

Contract Value Per Launch

Contract value per launch for a particular time period represents the average per launch amount of contractual payments that we received for the launches that occurred during that period, regardless of when the payments were received or the associated revenues were recognized. Contract value per launch can be a useful metric to provide insight into general competitiveness and price sensitivity in the marketplace. In 2019 and 2020, our contract value per launch was $5.9 million and $5.5 million, respectively. Contract value per launch can vary considerably, based on factors such as unique orbit and insertion requirements, payload handling needs, launch location, time sensitivity of mission completion and other factors, and as such may not provide absolute clarity with regards to pricing and competitive dynamics in the marketplace.

Book-to-Bill

A trailing 12 month book-to-bill can be a meaningful indicator of future revenue growth, however, this metric can be unreliable in a nascent industry with mission award wins that can be infrequent due to long sales cycles and long-lived mission execution and completion timelines.

Key Factors Affecting Our Performance

COVID-19 Pandemic

In December 2019, the novel coronavirus (“COVID-19”) surfaced in Wuhan, China. The World Health Organization (“WHO”) declared a global emergency on January 30, 2020 with respect to the outbreak, and several countries have initiated travel restrictions, closed borders and given social distancing directives, including instructions requiring “shelter-in-place”. On March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic. As a result of the pandemic, the United States and New Zealand governments shut down various sectors of the respective economies. In the United States, we were deemed an essential service and no pauses were made to our United States’ based operations. As a result of the shutdown in New Zealand, we had to delay certain scheduled launches to a later date. In addition to existing travel restrictions, some locales may impose prolonged quarantines and further restrict travel, which may significantly impact the ability of our employees to get to their places of work to produce products, may make it such that we are unable to obtain certain long lead time components on a timely basis or at a cost-effective price, or may significantly hamper our customers from traveling to our launch facilities to prepare payloads for launch. Rocket Lab has taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring some employees to work remotely and implementing social distancing protocols for all work conducted onsite. Rocket Lab has suspended non-essential travel worldwide for employees and is discouraging employee attendance at other gatherings.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. At this time, it is not possible to determine the magnitude of the overall impact of COVID-19 on our business. However, it could have a material adverse effect on our business, financial condition, liquidity, results of operations and cash flows.

Ability to sell additional launch services, space systems and service and spacecraft components to new and existing customers

Our results will be impacted by our ability to sell our launch services, space systems and services, and spacecraft components to new and existing customers. We have had success with Electron successfully launching 17 times delivering 104 satellites to orbit through March 2021. Our spacecraft components have flown on more than 100 spacecrafts and our family of Photon spacecraft has been awarded missions to the Moon, Mars and Venus. Our growth opportunity is dependent on our ability to expand our addressable launch services market with larger volumetric and higher mass payloads capabilities of our recently announced medium-capacity Neutron launch vehicle, which will address large commercial and government constellation launch opportunities. Our growth opportunity is also dependent on our ability to win satellite spacecraft constellation missions and expand our portfolio of strategic spacecraft components. Our ability to sell additional products to existing customers is a key part of our success, as follow-on purchases indicate customer satisfaction and decrease the likelihood of competitive substitution. To sell additional products and services to new and existing customers, we will need to continue to invest significant resources in our products and services. If we fail to make the right investment decisions, if customers do not adopt our products and service, or if our competitors are able to develop technology or products and services that are superior to ours, our business, prospects, financial condition and operating results could be adversely affected.

Ability to improve profit margins and scale our business

We intend to continue investing in initiatives to improve our operating leverage and significantly ramp production. We believe continued reduction in costs and an increase in production volumes will enable the cost of launch vehicles to decline and expand our gross margins. Our ability to achieve our production-efficiency objectives could be negatively impacted by a variety of factors including, among other things, lower-than-expected facility utilization rates, manufacturing and production cost overruns, increased purchased material costs and unexpected supply-chain quality issues or interruptions. If we are unable to achieve our goals, we may not be able to reduce operating costs, which would negatively impact gross margin and profitability.

Government expenditures and private enterprise investment into the space economy

Government expenditures and private enterprise investment has fueled the growth in our target markets. We expect the continued availability of government expenditures and private investment for our customers to help fund purchases of our products and services will remain. This is an important factor in our company’s growth prospects.

Components of Results of Operations

Revenue

Our revenues are derived from a combination of long-term fixed price contracts for launch services and spacecraft builds, and purchase order spacecraft components sales. Revenues from long-term contracts are recognized using either the “point-in-time” or “over-time” method of revenue recognition. Point-in-time revenue recognition results in cash payments being initially accrued to the balance sheet as deferred revenue as contractual milestones are accomplished and then recognized as revenue once the final contractual obligation is completed. Over-time revenue recognition is based on an input measure of progress based on costs incurred compared to estimated total costs at completion. Each project has a contractual revenue value and an estimated cost. The over-time revenue is recognized based on the percentage of the total project cost that has been realized.

Estimating future revenues and associated costs and profit is a process requiring a high degree of management judgment, including management’s assumptions regarding our future operational performance as well as general economic conditions. Frequently, the period of performance of a contract extends over a long period of time and, as such, revenue recognition and our profitability from a particular contract may be affected to the extent that estimated costs to complete are revised, delivery schedules are delayed, performance-based milestones are not achieved or progress under a contract is otherwise impeded. Accordingly, our recorded revenues and operating profit from period to period can fluctuate significantly depending on when the point-in-time or over-time contractual obligations are achieved. In the event cost estimates indicate a loss on a contract, the total amount of such loss is recorded in the period in which the loss is first estimated.

For a description of our revenue recognition policies, see the section titled “— Critical Accounting Policies and Estimates.”

Cost of revenues

Cost of revenues consists primarily of direct material and labor costs, manufacturing overhead, other personnel-related expenses, which include salaries, bonuses, benefits and stock-based compensation expense, reserves for estimated warranty costs, freight expense and depreciation expense. Cost of revenues also includes charges to write-down the carrying value of inventory when it exceeds its estimated net realizable value, including on-hand inventory that is either obsolete or in excess of forecasted demand. We expect our cost of revenues to increase in absolute dollars in future periods as we sell more launch services, space systems and components. As we grow into our current capacity and execute on cost-reduction initiatives, we expect our cost of revenues as a percentage of revenue to decrease over time.

Because direct labor costs and manufacturing overhead comprise more than 60% of cost of revenues, increasing our production rate resulting in greater absorption of these costs is our most critical cost reduction initiative. Increasing our production rate is a cross-functional effort involving manufacturing, engineering, supply chain and finance.

Operating Expenses

Our operating expenses consist of research and development and selling, general and administrative expenses.

Research and Development. Research and development expense consists primarily of personnel-related expenses, consulting and contractor expenses, validation and testing expense, prototype parts and materials and depreciation expense. We intend to continue to make significant investments in developing new products and enhancing existing products. Research and development expense will be variable relative to the number of products that are in development, validation or testing. However, we expect it to decline as a percentage of total revenue over time.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel-related expenses for our sales, marketing, supply chain, finance, legal, human resources and administrative personnel, as well as the costs of customer service, information technology, professional services insurance, travel, allocated overhead and other marketing, communications and administrative expenses. We will continue to actively promote our products. We also expect to invest in our corporate organization and incur additional expenses associated with transitioning to, and operating as, a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs. As a result, we expect that selling, general and administrative expenses will increase in absolute dollars in future periods but decline as a percentage of total revenue over time.

Interest income, net

Interest income consists primarily of interest income earned on our cash and cash equivalents and short-term investments balances.

Other expense (income), net

Other expense (income), net primarily relates to currency fluctuations that generate foreign exchange gains or losses on invoices denominated in currencies other than the U.S. dollar, and changes in the fair value of warrant liabilities.

Provision for Income Taxes

We are subject to income taxes in the United States, but due to our NOL position, we have not recognized any provision or benefit in recent years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We have established a full valuation allowance to offset our U.S. net deferred tax assets due to the uncertainty of realizing future tax benefits from our NOL carryforwards and other deferred tax assets.

As of December 31, 2020, we had U.S. federal net operating loss (“NOL”) carryforwards of approximately $143.7 million, which is comprised of definite and indefinite NOLs. Approximately $57.1 million of our U.S. federal NOL carryforwards begin to expire in varying amounts beginning in 2034. Approximately $86.6 million of our U.S. federal NOL carryforwards were generated after 2017 and will carryforward indefinitely and are available to offset up to 80% of future taxable income each year. We also had state NOL carryforwards of approximately $10.8 million, available to reduce future taxable income, if any. If not utilized, the state NOLs will begin to expire in varying amounts beginning in 2035. The NOL carryforwards may be subject to limitations based on possible ownership changes in the past or in the future, including as a result of the Business Combination. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards or other pre-change tax attributes to offset U.S. federal and state taxable income may still be subject to limitations, which could potentially result in increased future tax liability to us. Additionally, a challenge by a taxing authority, a change in our ability to utilize tax benefits such as carryforwards or tax credits, or a deviation from other tax-related assumptions may cause actual financial results to deviate from previous estimates.

United States federal legislation affecting the tax laws was recently enacted in (i) December 2017 through the Tax Cuts and Jobs Act (the “TCJA”), (ii) March 2020 through the Families First Coronavirus Response Act, and (iii) again in March 2020 through the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

We continue to examine the impact the TCJA and CARES Act may have on our business. The TCJA is a far-reaching and complex revision to the U.S. federal income tax laws with disparate and, in some cases, countervailing impacts on different categories of taxpayers and industries, and will require subsequent rule making and interpretation in a number of areas. The long-term impact of the TCJA on the overall economy, the industries in which we operate and our and our partners’ businesses cannot be reliably predicted at this early stage of the new law’s implementation. There can be no assurance that the TCJA will not negatively impact our operating results, financial condition and future business operations. The estimated impact of the TCJA is based on our management’s current knowledge and assumptions, following consultation with our tax advisors. Because of our valuation allowance in the U.S., ongoing tax effects of the TCJA are not expected to materially change our effective tax rate in future periods.

In response to the COVID-19 pandemic, California’s Legislature passed Assembly Bill 85 (“A.B. 85”), which suspends the use of net operating losses for tax years beginning in 2020, 2021 and 2022 for taxpayers with taxable income of $1.0 million or more before an application of NOL. A.B. 85 includes an extended carryover period for the suspended net operating losses with an additional year carryforward for each year of suspension. A.B. 85 also limits the utilization of business incentive tax credits for taxable years 2020, 2021 and 2022, requiring that taxpayers can only claim a maximum of $5.0 million in tax credit on an aggregate basis.

However, since we maintain a full valuation allowance against these assets, this did not have a material impact on our operating results or financial condition.

We are also subject to income tax in New Zealand and we operate on a cost-plus reimbursement model supported by transfer pricing arrangements and have no unresolved tax position in New Zealand as of December 31, 2020.

Results of Operations

The following table sets forth our consolidated statements of operations information and data as a percentage of revenue for each of the periods indicated (in thousands):

	2020		2019
	$	%	$	%
Revenues	$35,160	100.0%	$48,399	100.0%
Cost of revenues	46,977	133.6%	49,475	102.2%

Gross profit	(11,817)	-33.6%	(1,076)	-2.2%
Operating Expenses:
Research and development, net	19,142	54.4%	12,727	26.3%
Selling, general and administrative	23,993	68.2%	19,090	39.4%

Total operating expenses	43,135	122.7%	31,817	65.7%

	2020		2019
	$	%	$	%
Operating Loss	(54,952)	-156.3%	(32,893)	-68.0%
Other income (expense):
Interest income	224	0.6%	2,792	5.8%
Gain (loss) on foreign exchange	2,420	6.9%	(523)	-1.1%
Other income (expense), net	(2,230)	-6.3%	618	1.3%

Total Other income (expense), net	414	1.2%	2,887	6.0%

Loss before income taxes	(54,538)	-155.1%	(30,006)	-62.0%
Provision for income taxes	(467)	-1.3%	(354)	-0.7%

Net Loss	$(55,005)	-156.4%	$(30,360)	-62.7%

Comparison of the Years Ended December 31, 2019 and December 31, 2020

Revenues

(in thousands, except percentages)	2020	2019	$ Change	% Change
Revenues	$35,160	$48,399	$(13,239)	-27%

Revenue decreased by $13.2 million, or 27%, for 2020 as compared to 2019, primarily due to the delayed launch activities resulting from the COVID-19 pandemic, and fewer over-time revenue contracts recognized in 2020, slightly offset by the revenue contribution from our space systems products, which includes the partial year revenue contribution from the Sinclair Interplanetary acquisition. Launch services product revenue was $33.1 million in 2020, a decrease of $15.3 million or 32%, in 2020 primarily due to the delayed launch activities resulting from the COVID-19 pandemic and fewer over-time revenue contracts recognized in 2020. Space systems revenue was $2.1 million in 2020, which includes the partial year revenue contribution from the Sinclair Interplanetary acquisition. We did not have any revenue from our space systems products and services in 2019.

Cost of Revenues

(in thousands, except percentages)	2020	2019	$ Change	% Change
Cost of revenues	$46,977	$49,475	$(2,498)	-5%

Cost of revenues decreased by $2.5 million, or 5%, for 2020 as compared to 2019, primarily due to manufacturing efficiencies. Launch services cost of revenue was $45.9 million a decrease of $3.6 million or 7%, as compared to 2019 primarily due to manufacturing efficiencies. Space systems cost of revenues was $1.1 million in 2020, primarily driven by the Sinclair Interplanetary acquisition and the initial production costs related to our space systems products and services. None of our cost of revenues in 2019 was attributable to our space systems products and services.

Research and Development, Net

(in thousands, except percentages)	2020	2019	$ Change	% Change
Research and development, net	$19,142	$12,727	$6,415	50%

Research and development expense increased by $6.4 million, or 50%, for 2020 as compared to 2019, primarily due to increased investment in development of our space systems products, with the primary focus on broadening our spacecraft component product portfolio and developing a baseline platform for low Earth orbit and interplanetary spacecraft.

Selling, General and Administrative

(in thousands, except percentages)	2020	2019	$ Change	% Change
Selling, general and administrative	$23,993	$19,090	$4,903	26%

General and administrative expense increased by $4.9 million, or 26%, for 2020 as compared to 2019, primarily due to increased direct labor and outside services expenses to prepare for a capital market transaction such as the Business Combination.

Interest Income

(in thousands, except percentages)	2020	2019	$ Change	% Change
Interest income	$224	$2,792	$(2,568)	-92%

Interest income decreased by $2.6 million, or 92%, for 2020 as compared to 2019, primarily due to $1.5 million decline in interest income and $1.1 increase in interest expense primarily due to a $2.5 million decline in interest income and $0.1 million in IFRS/GAAP lease accounting adjustments.

Gain (loss) on Foreign Exchange

(in thousands, except percentages)	2020	2019	$ Change	% Change
Gain (loss) on foreign exchange	$2,420	$(523)	$2,943	-563%

Loss on foreign exchange decreased by $2.9 million, or 563%, for 2020 as compared to 2019, primarily due to the strengthening of the New Zealand Dollar and Canadian Dollar as compared to the US dollar.

Other income (expense), net

(in thousands, except percentages)	2020	2019	$ Change	% Change
Other income (expense), net	$(2,230)	$618	$(2,848)	-461%

Other income (expense), net decreased by $2.8 million, or 461%, for 2020 as compared to 2019, primarily due to a $2.4 million expense related to stock warrants and $0.2 million expense related to franchise taxes partially offset by $0.5 million expense related to equipment lease income.

Provision for Income Taxes

(in thousands, except percentages)	2020	2019	$ Change	% Change
Provision for income taxes	$(467)	$(354)	$(113)	32%

Provision for income taxes increased by $0.1 million, or 32%, for 2020 as compared to 2019, primarily due to higher taxes relating to our New Zealand subsidiary.     .

Liquidity and Capital Resources

Since inception, we have funded our operations with proceeds from sales of our capital stock, bank debt, research and development grant proceeds, and cash flows from the sale of our products and services. As of

December 31, 2020, we had $52.8 million of cash and cash equivalents. Due to our history of recurring losses from operations, negative cash flows from operations, and a significant accumulated deficit, management concluded that there was substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2020 as to the substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared in accordance with U.S. GAAP, which contemplates that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. The conclusions reached about our ability to continue as a going concern did not take into account the potential completion of the Business Combination, which is expected to substantially increase our cash and cash equivalent balance.

Our future capital requirements will depend on many factors, including our launch cadence, traction in space system, the expansion of sales and marketing activities, the timing and extent of spending to support product development efforts, the introduction of new and enhanced products, the continuing market adoption of our products, the timing and extent of additional capital expenditures to invest in existing and new office spaces. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued product innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Loan and Security Agreement

On December 23, 2020, the Company entered into a secured Loan and Security Agreement for a maximum of $35.0 million in financing. The $35.0 million may be drawn upon utilizing either the Revolving Line and Term Loan Line subject to certain terms and conditions.

Any and all amounts borrowed under the Loan and Security Agreement are secured by all goods, accounts (including health-care receivables), equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles (except as provided below), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, certificates of deposit, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities and all other investment property, supporting obligations and financial assets,

Amounts borrowed under the Revolving Line, an aggregate principal amount of up to $35.0 million may be repaid and, prior to the maturity date of December 23, 2022, reborrowed. The Revolving Line terminates on the maturity date of December 23, 2022, when the outstanding principal amount of all advances, any accrued and unpaid interest and all other obligations shall be immediately due and payable.

We can request an advance from the Term Loan Line from December 23, 2020 through September 30, 2021 in an aggregate principal amount not to exceed the lesser of (i) $15.0 million or (ii) measured at the time of each advance request, the difference of $35.0 million less the aggregate outstanding amount of advances received under the Revolving Line. . The maturity date for amounts advanced under the Term Loan Line is December 1, 2024. The Term Loan Line advances are interest only through December 31, 2021, payable beginning on January 1, 2022 and continuing the first day of each month thereafter in thirty-six equal installments of principal plus accrued interest. We have the option to make up to two prepayments of the Term Loan Line advances in minimum increments of $1.0 million subject to certain prepayment terms and conditions. If the Term Loan Line advances are accelerated following the occurrence and during an event of default, we will be subject to mandatory prepayment provisions which require the immediate payment of all outstanding principal plus accrued and unpaid interest including all other amounts due and payable with respect to Term Loan Line advances, including interest at the default rate with respect to any past due amounts.

The Revolving Line advances shall accrue interest on the outstanding principal amount at a floating per annum rate equal to the greater of the prime rate plus applicable margin, and the floor rate, which interest shall be payable monthly in arrears. The Term Loan Line advances will accrue interest on the principal amount at a floating per annum rate equal to the greater of 2.00% above the Prime Rate, and 5.25%, which interest shall be payable monthly in arrears. Interest is payable monthly in arrears and shall computed based on a three hundred sixty-day year for the actual number of days elapsed. Immediately upon the occurrence and during an event of default, outstanding obligations shall bear interest at a rate per annum which is 5.00% above the applicable rate.

The Loan and Security Agreement contains certain covenants applicable to us, including, among others: (i) access to financial statements, reports, collateral, books and records, (ii) maintaining business and collateral insurance and good legal standing (iii) maintaining operating accounts, the cash collateral account and excess cash with the lender subject to certain limitations and restrictions, (iv) maintaining an adjusted quick ratio of at least 0.85 to 1.00 and (v) protection of intellectual property rights. The Loan and Security Agreement includes negative covenants which prohibit us from disposing of any part of our business, changing businesses, merging or consolidating, taking on new indebtedness, paying dividends or making distributions, or making or permitting any payment on any subordinated debt without the lender’s prior written consent. Subject to customary grace periods and notice requirements, the Loan and Security Agreement also contains certain customary events of default.

As of December 31, 2020, we had $35.0 million of availability under the Revolving Line and Term Loan, and we had not drawn on the Revolving Line or the Term Loan Line.

Cash Flows

The following table summarizes our cash flows for the periods presented:

(in thousands)	2020	2019
Net cash provided by (used in):
Operating activities	$(32,761)	$(21,605)
Investing activities	$(32,325)	$(24,316)
Financing activities	$21,478	$(83)
Effect of exchange rate changes	$(153)	$308

Net increase in cash, cash equivalents and restricted cash	$(43,761)	$(45,696)

Cash Flows from Operating Activities

Net cash used for operating activities of $32.8 million for the year ended December 31, 2020 consisted of net loss of $55.0 million, an increase from non-cash adjustments of $18.5 million and a net increase in cash related to changes in operating assets and liabilities of $3.7 million. Non-cash adjustments primarily consisted of depreciation and amortization of $9.3 million, stock-based compensation expense of $4.2 million, noncash expense associated with preferred stock warrants of $2.6 million, loss on disposal of assets of $1.5 million and noncash lease expense of $1.5, partially offset by $0.7 million increase in deferred taxes. The cash generation from operating assets and liabilities was primarily due to an increase in contract liabilities or future revenue related to contracts in process of $15.9 million, a decrease in contract assets or cost related to contracts in process of $5.0 million, an increase in accrued expenses of $2.8 million and an increase in employee benefits payable of $1.5 million. The cash consumed from operating assets and liabilities was primarily driven by an increase in inventory of $11.3 million as Rocket Lab purchased to meet future anticipated demand, a decrease in trade payables of $5.3 million, an increase in prepaids and other current assets of $2.4 million, which primarily consists of pre-paid expenses, R&D tax credits and deferred prepaids and taxes, a decrease in non-current lease liabilities of $1.0 million, a decrease in other current liabilities of $0.8 million which largely consists of current lease liabilities and an increase in accounts receivable of $0.5 million.

Cash Flows from Investing Activities

Cash used in investing activities for the year ended December 31, 2020 of $32.3 million was primarily due to investments in property, capital equipment and intangible assets of $20.1 million, which included completion of Rocket Lab global headquarters in Long Beach, California, progress towards the completion of a second launch pad at Launch Complex 1 in Mahia, New Zealand and a state of the art propulsion development and testing facility near Auckland, New Zealand and other infrastructure investments. In addition, another considerable contributor to cash consumptions was the $12.2 million paid to acquire Sinclair Interplanetary on April 28, 2020 located in Toronto, Canada.

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended December 31, 2020 of $21.5 million was primarily derived by an extension to our Series E financing round of $20.5 million with proceeds going towards offsetting purchase price and deal cost associated with the acquisition of Sinclair Interplanetary as well as $1.0 million related to proceeds from the exercise of stock options.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar, and the functional currency of each of our subsidiaries is either its local currency. The assets and liabilities of each of our subsidiaries are translated into U.S. dollars at exchange rates in effect at each balance sheet date and operations accounts are translated using the average exchange rate for the relevant period. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other operating results as expressed in U.S. dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ equity. Gains or losses due to transactions in foreign currencies are reflected in the consolidated statements of operations under the line item “Other income, net.” Despite approximately 52% of our cash expenditures in 2020 being denominated in foreign currencies, while materially all of our revenues are denominated in US dollars, we have not engaged in the hedging of foreign currency risk to date, although we may choose to do so in the future. As such, a 10% or greater move in exchange rates versus the US dollar could have a material impact on our financial results and position.

Interest Rate Risk

We had cash and cash equivalents of $52.8 million as of December 31, 2020, largely comprised of money market instruments. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We generate revenue from launch services and space systems. Launch services may be provided as a mission dedicated to a single customer or as a rideshare arrangement with multiple spacecraft from multiple customers. Space systems revenue is comprised of space engineering, program management, satellite components, spacecraft manufacturing and mission operations.

Revenue is recognized when control of the promised product or service is transferred to our customers at an amount that reflects the consideration we expect to be entitled to in exchange for those products or services. Historically, our revenue contracts have been fixed-price contracts. To the extent actual costs vary from the cost upon which the price was negotiated, we will generate variable levels of profit or could incur a loss.

Our launch service contracts generally contain a single performance obligation, to provide launch services, as there are not distinct and separately identifiable promises contained in the contracts aside from the complex and interrelated nature of launch services activities. Similarly, our space systems contracts generally contain a single performance obligation as there are typically not distinct and separately identifiable promises contained in the contracts aside from the complex and interrelated nature of the manufacturing, engineering or operations activities as specified per the agreement. Where contracts contain a single performance obligation, the entirety of the transaction price is allocated to this one performance obligation. For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount we would sell the product or service to a customer on a standalone basis.

The transaction price represents the amount of consideration to which we expect to be entitled in exchange for transferring the promised services to its customers. The consideration promised within a contract may include fixed amounts and variable amounts. Variable consideration may consist of final milestone payments or mission success fees that are earned when the payload is delivered to the specified orbit, amongst other types.

We estimate variable consideration at the most likely amount, which is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur.

We recognize revenue when or as control is transferred to the customer, either over time or at a point in time.

Generally, launch services revenue is recognized at a point in time when control transfers upon intentional ignition of the launch or where successful delivery milestones are applicable, such as upon delivery of the satellite to the specified orbit. In some circumstances, launch service revenue is recognized over-time when it is determined that there is no alternative use for the mission, due to contractual or practical limitations, and when we have an enforceable right to payment for the services performed to date including a reasonable profit.

Revenue for space systems is recognized at a point-in-time or over-time depending upon the nature of the contract with customer. For contracts to provide space engineering, program management and mission operations, we recognize revenues over-time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Similarly, spacecraft manufacturing is recognized over-time when it is determined that there is no alternative use for the mission, due to contractual or practical limitations, and where we have an enforceable right to payment for the services performed to date including a reasonable profit, otherwise revenue is recognized point-in-time when the sale is completed.

For revenue recognized over-time, we use an input method, based on costs incurred relative to total estimated costs at completion to estimate the percentage of completion. The costs incurred are determined by assessing the physical and technical progress on the spacecraft applied to the standard costs. Due to the nature of the work performed under spacecraft construction contracts, the estimation of physical and technical progress requires judgment and is subject to many variables including but not limited to actual progress and costs incurred, labor productivity, changes in cost and availability of materials.

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers.

Contract assets include unbilled amounts under contracts when revenue recognized exceeds the amount billed to the customer. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional and the invoice is issued. Contract assets are classified as current if the invoice will be delivered to the customer within the succeeding 12-month period with the remaining recorded as long-term. Contract liabilities primarily consists of customer billings in advance of revenues being recognized.

Fair Value of Common Stock

Due to the absence of an active market for Rocket Lab Common Stock, the fair value of Rocket Lab Common Stock is estimated based on current available information. This estimate requires significant judgment and considers several factors, such as estimated probabilities of future liquidation scenarios, future equity values estimated based on project future cash flows and guideline public company information, discount rates, expected volatility and discounts for lack of marketability. These estimates are highly subjective in nature and involve a large degree of uncertainty.

Such estimates of the fair value of Rocket Lab Common Stock are used in the measurement of stock-based compensation expense and common stock and preferred stock warrants.

Stock-based Compensation Expense

Our stock compensation plan is classified as an equity plan which permits stock awards in the form of employee stock options and restricted stock awards. For awards that vest solely based on continued service, the fair value of an award is recognized as an expense over the requisite service period on a straight-line basis. For awards that contain performance conditions, the fair value of an award is recognized based on the probability of the performance condition being met.

The fair value of stock options under our employee equity incentive plan are estimated as of the grant date using the Black-Scholes option valuation model, which is affected by estimates of the fair value per share of Rocket Lab Common Stock, the risk-free interest rate, expected dividend yield, expected term and the expected share price volatility of its common shares over the expected term, which are estimated as follows:

•

Fair value per share of common stock. We are privately held with no active public market. Due to the absence of an active market for Rocket Lab Common Stock, the fair value of Rocket Lab Common Stock for purposes of determining the exercise price for stock option grants and the fair value at grant date was estimated based on highly subjective and uncertain information. The exercise price of stock options is set at least equal to the fair value of Rocket Lab Common Stock on the date of grant.

•

Expected volatility. We estimate the expected volatility based on the weighted average historical volatilities of a pool of public companies that are comparable to us, since Rocket Lab Common Stock is not publicly traded and does not have a readily determinable fair value. Expected volatility represents the estimated volatility of the shares over the expected life of the options.

•

Expected term. We determine the expected term of the awards using the simplified method due to our insufficient history of option exercise and forfeiture activity. The simplified method estimates the expected term based on the average of the vesting period and contractual term of the stock option.

•	Risk-free interest rate. The risk-free interest rate for periods within the expected life of the option is derived from the U.S. treasury interest rates in effect at the date of grant.

•	Estimated dividend yield. We use an expected dividend yield of zero since no dividends are expected to be paid.

The fair value of restricted stock units granted under our employee equity incentive plan are estimated as of the grant date in an amount equal to the estimated fair value per share of Rocket Lab Common Stock. There have been no stock-based compensation charges related to the restricted stock units in 2019 and 2020 due to these awards having neither vested nor having been accelerated per the terms of the Rocket Lab Corporation Second Amended and Restated 2013 Stock Option and Grant Plan. Upon the vesting or acceleration of these restricted stock units, it is expected that there will be a catch-up stock-based compensation charge of approximately $14,060,878 in the first quarter of 2022.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, however, these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or we use different assumptions, stock-based compensation expense could be materially different in the future.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying the statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

We utilize a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We make estimates, assumptions and judgments to determine its provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from our estimates, assumptions and judgments thereby impacting its consolidated financial position and results of operations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional details regarding recent accounting pronouncements.

MANAGEMENT OF NEW ROCKET LAB FOLLOWING THE BUSINESS COMBINATION

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Rocket Lab,” “we,” “us” or “our” refers to Rocket Lab and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Rocket Lab and its consolidated subsidiaries following the Business Combination.

Executive Officers and Directors after the Business Combination

Effective immediately after the consummation of the Business Combination, the business and affairs of New Rocket Lab will be managed by or under the direction of the New Rocket Lab Board. The management team of New Rocket Lab is expected to be composed of the management team of Rocket Lab. The following table lists the names, ages as of May 7, 2021 and positions of the individuals who are expected to serve as directors and executive officers of the post-combination company upon consummation of the Business Combination:

Name	Age	Position(s)
Executive Officers
Peter Beck	44	President, Chief Executive Officer and Chairman
Adam Spice	52	Chief Financial Officer
Shaun O’Donnell	43	Executive Vice President, Global Operations
Non-Employee Directors
Alex Slusky	53	Director
David Cowan	55	Director
Michael Griffin	71	Director
Sven Strohband	47	Director
Matt Ocko	52	Director

Executive Officers

Peter Beck. Mr. Beck is the founder, Chief Executive Officer and chief engineer of Rocket Lab. Since founding the company in 2006, Mr. Beck has grown it into a global organization that develops and launches advanced rockets, satellites and spacecraft. Mr. Beck has served on our board of directors, and as our President and Chief Executive Officer since July 2013 and was appointed Chairman of the Board in May 2021. Further, he served as our Treasurer from July 2013 until May 2021, and as our Secretary and Chief Financial Officer from July 2013 until September 2015.

From 2013, Mr. Beck led the development of the Electron launch vehicle, which was designed from the ground up to accommodate a high launch rate business model to meet the needs of customers for small launch services. Under Mr. Beck’s leadership, Rocket Lab pioneered advanced aerospace manufacturing techniques for Electron, including 3D printed rocket engines, electric-pump-fed rocket engines and fully carbon composite fuel tanks. Mr. Beck also led the development of our private orbital launch site, Launch Complex 1, located in Mahia, New Zealand, which required the establishment of an international treaty and legislation to enable us to use U.S. launch and spacecraft technology that otherwise would not be permitted for launches from foreign soil.

Prior to founding Rocket Lab, Mr. Beck began his career in 1993 with an apprenticeship as precision engineer at global appliance manufacturer Fisher & Paykel, before moving into production machinery design, product design and analysis. He later went to a government research institute in 2003 where he focused on advanced composites structures and materials for high performance applications. While at the government lab, Mr. Beck led several complex engineering programs to optimize technologies including wind turbines and superconductors. In his own time, Mr. Beck began building rockets at an early age, steadily increasing their size and complexity. In 2006, Mr. Beck founded Rocket Lab and led its efforts to successfully launch Atea-1 in 2009, which we believe is the first commercially-developed rocket to reach space from the Southern Hemisphere.

An award-winning engineer, Mr. Beck has been presented with the Gold Medal from the Royal Aeronautical Society, Meritorious Medal from the New Zealand Division of the Royal Aeronautical Society and Cooper Medal and Pickering Medal from the Royal Society of New Zealand. In addition, in recognition of Mr. Beck’s outstanding contributions to aerospace, entrepreneurship and technical innovation he was appointed as an adjunct professor in aerospace engineering by the University of Auckland. We believe that Mr. Beck is qualified to serve as a member of our board of directors because of his track record of success as the founder and Chief Executive Officer of Rocket Lab, as well as his knowledge and extensive experience.

Adam Spice. Mr. Spice has served as our Chief Financial Officer since May 2018, and has served as our Secretary and Treasurer since May 2021. From January 2011 until May 2018, he was Vice President and Chief Financial Officer at MaxLinear, Inc., a provider of radio frequency, analog and mixed-signal integrated circuits for the connected home, wired and wireless infrastructure, and industrial and multimarket applications. From October 2009 to November 2010, Mr. Spice was the Chief Financial Officer of Symwave Corporation, a venture-backed fabless semiconductor company until its sale to Standard Microsystems Corporation (SMSC). From July 2000 until September 2009, Mr. Spice held a variety of financial and operational executive roles at Broadcom Corporation, a creator of semiconductor solutions for wired and wireless communications. From June 1996 until July 2000, Mr. Spice worked as a finance manager for Intel, a microchips manufacturer. Mr. Spice has a Bachelor’s of Business Administration from the Brigham Young university and an MBA from The University of Texas at Austin.

Shaun O’Donnell. Mr. O’Donnell has served as our Executive Vice President, Global Operations at Rocket Lab since September 2019. Mr. O’Donnell has been with Rocket Lab since September 2007 and is responsible for the day-to-day operations of Rocket Lab globally and manages cross-functional teams across the business. Prior to his current role, from August 2017 to December 2019, Mr. O’Donnell served as our Vice President of Global Operations. From November 2016 to August 2017, Mr. O’Donnell served as our Vice President of New Zealand Operations. From September 2013 to November 2016, Mr. O’Donnell served as our Head of the Guidance, Navigation and Control, Avionics department. From September 2007 to September 2013, Mr. O’Donnell served as our Senior Systems Engineer. Prior to Mr. O’Donnell’s roles at Rocket Lab, he was a lead engineer at a contract engineering firm. Mr. O’Donnell holds an Electrical and Electronic Engineering degree from the University of Auckland.

Non-Employee Directors

Alex Slusky. Mr. Slusky has served as a member of our board of directors since 2021. Since its inception in 1997, Mr. Slusky has served as Director, Chief Executive Officer and Chairman of Vector Capital. Mr. Slusky also serves as the Chief Executive Officer and Chairman of Vector II, Vector III and Vector IV. He has also served as a director of Cambium Networks Corp., a wireless technology company, since March 2020 and served as a director of Technicolor SA, a manufacturer of digital media solutions, from July 2013 until 2016. From 1995 until 1997, Mr. Slusky led the technology equity practice at Ziff Brothers Investments, managing a portfolio of public and private technology investments which later became Vector Capital I. From 1992 until 1995, Mr. Slusky held various roles, most recently as a partner, at New Enterprise Associates, a venture capital firm where he focused on venture investments in software, communications, and digital media. Mr. Slusky has a degree in Economics from Harvard University and an MBA from Harvard Business School.

We believe that Mr. Slusky is qualified to serve as a member of our board of directors because of his significant investment and business management experience and deep technical experience in technology companies.

David Cowan. Mr. Cowan has served as a member of our board of directors since December 2015. Mr. Cowan has served as an investment professional at Bessemer Venture Partners, a venture capital firm, since 1992 and has been a partner since 1996. He also served as a director of LifeLock, an identity theft protection services company, from 2006 through 2017. Mr. Cowan has degrees in Computer Science and Math from Harvard University and an MBA from Harvard Business School.

We believe that Mr. Cowan is qualified to serve as a member of our board of directors because of his experience in the venture capital industry and his operating and management experience with technology companies.

Michael Griffin. Dr. Griffin has served as a member of our board of directors since July 2020. Since July 2020, Dr. Griffin co-founded and has served as the Co-President of LogiQ Inc, a business consulting practice in the aerospace, defense and national security sector. From February 2018 until July 2020, Dr. Griffin worked in the Pentagon for the U.S. Department of Defense as the Under Secretary of Defense, Research & Engineering, where he was responsible for all U.S. Defense Department research and development. From August 2012 until May 2017, Dr. Griffin served as Chairman & CEO of the Schafer Corporation, a professional services provider in the national security sector. From April 2005 to January 2008, Dr. Griffin served as the 11th Administrator of NASA. Dr. Griffin has a BA in Physics and an MS degree in Applied Physics from Johns Hopkins University, an MSE in Aerospace Science from the Catholic University of America, a PhD in Aerospace Engineering from the University of Maryland, an MS degree in Electrical Engineering from the University of Southern California, an MBA from Loyola College of Maryland, and an MS degree in Civil Engineering from George Washington University.

We believe that Dr. Griffin is qualified to serve as a member of our board of directors because of his extensive experience as a scientist, engineer and administrator in the aerospace field.

Sven Strohband. Dr. Strohband has served as a member of our board of directors since August 2013. Since May 2018, Dr. Strohband has served as Managing Director at venture capital firm Khosla Ventures and has served as a partner and CTO at Khosla Ventures since November 2012. From 2006 to 2012, Dr. Strohband served as a partner, and later CTO, of Mohr Davidow Ventures, a venture capital and private equity company, where he led technical diligence for the infrastructure IT and sustainability practices. From 2005 to 2006, Dr. Strohband was the lead engineer of the Stanford racing team autonomous car, “Stanley,” which became the foundation for the Google self-driving car project and also won the 2005 DARPA Grand Challenge. From 2003 to 2006, Dr. Strohband was a project manager for the Electronics Research Lab of auto-maker Volkswagen, where he led technical projects for Volkswagen brands. Dr. Strohband has a degree in mechanical engineering from Purdue University and a PhD in Mechanics and Computation from Stanford University.

We believe that Dr. Strohband is qualified to serve as a member of our board of directors because of his experience in the venture capital industry, as an engineer, and as a director of numerous private technology companies.

Matt Ocko. Mr. Ocko has served as a member of our board of directors since January 2017. Since 2010, Mr. Ocko has served as the Co-Founder and Co-Managing Partner of venture capital fund DCVC. Prior to co-founding DCVC, Mr. Ocko was an investor at numerous firms, including VantagePoint Ventures, LLC, SOFTBANK Technology Ventures Corp (aka Mobius Venture Capital), Sevin Rosen Funds and Helix Investments. From 1984 – 1991, Mr. Ocko served as a member of the board of directors (in his capacity as co-founder) and Vice President of Research and Development of Da Vinci Systems, an e-mail software vendor. Mr. Ocko has a degree in Physics from Yale University.

We believe that Mr. Ocko is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry, advising technology companies as both a director and executive.

Election of Executive Officers

New Rocket Lab’s executive officers are appointed by, and serve at the discretion of, the New Rocket Lab Board.

Family Relationships

There are no family relationships among any of New Rocket Lab’s executive officers or directors.

Board Composition

New Rocket Lab’s business and affairs will be organized under the direction of the New Rocket Lab Board. We anticipate that the New Rocket Lab Board will consist of six (6) members upon the consummation of the Business Combination. Upon consummation of the Business Combination, the New Rocket Lab Board will appoint a lead independent director. The primary responsibility of the New Rocket Lab Board will be to provide oversight, strategic guidance, counseling and direction to New Rocket Lab’s management. The New Rocket Lab Board will meet on a regular basis and additionally as required.

Classified Board of Directors

In accordance with the terms of the Proposed Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, the New Rocket Lab Board will consist of six (6) members and be divided into classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The New Rocket Lab Board will be divided among the three classes as follows:

•	the Class I directors, which we anticipate will be and , and their terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

•	the Class II directors, which we anticipate will be and , and their terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination; and

•	the Class III directors, which we anticipate will be and , and their terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. The Proposed Certificate of Incorporation and Proposed Bylaws, which, in each case, will be effective upon the consummation of the Business Combination will authorize only the New Rocket Lab Board to fill vacancies on the New Rocket Lab Board. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the New Rocket Lab Board may have the effect of delaying or preventing changes in control of New Rocket Lab.

Director Independence

Upon the consummation of the Business Combination, the New Rocket Lab Board is expected to determine that each of the directors except for                 on the New Rocket Lab Board will qualify as independent directors under the rules of the Nasdaq, and SEC rules and regulations. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors will review and discuss information provided by the directors and Rocket Lab with regard to each director’s business and personal activities and relationships as they may relate to Rocket Lab and its management, including the beneficial ownership of capital stock by each non-employee director and the transactions involving them as described in the section entitled “Certain Relationships and Related Party Transactions.”

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. New Rocket Lab intends to satisfy the audit committee independence requirements of Rule 10A-3 as of the consummation of the Business Combination. Additionally, compensation committee members must not have a relationship with New Rocket Lab that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Committees of the Board of Directors

Effective upon the consummation of the Business Combination, the New Rocket Lab Board will have three standing committees — an audit committee, a compensation committee and a nominating and governance committee. Following the consummation of the Business Combination, copies of the charters for each committee will be available on New Rocket Lab’s website.

Audit Committee

New Rocket Lab’s audit committee will consist of                 ,                , and                 , with                  serving as the chair.

Our board of directors is expected to determine that each of the members of the audit committee meet the independence requirements under Nasdaq and SEC rules and is financially literate, and                 qualifies as an audit committee financial expert within the meaning of the SEC regulations and meets the financial sophistication requirements of the Nasdaq listing rules. In making this determination, our board of directors will consider                 ’s formal education and previous experience in financial roles. Both New Rocket Lab’s independent registered public accounting firm and management periodically will meet privately with New Rocket Lab’s audit committee.

The functions of this committee are expected include, among other things:

•	selecting a firm to serve as our independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about accounting, audit or other matters;

•	considering the adequacy of our internal controls;

•	reviewing related-party transactions that are material or otherwise implicate disclosure requirements; and

•	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Rocket Lab will comply with future requirements to the extent they become applicable Vector.

Compensation Committee

New Rocket Lab’s compensation committee will consist of                 ,                , and                 , with                  serving as the chair. Our board of directors is expected to determine that each of the members of New Rocket Lab’s compensation committee meets the independence requirements under Nasdaq and SEC rules. Each member of this committee will also be a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

The functions of the compensation committee are expected to include:

•

reviewing and approving, or recommending that the New Rocket Lab Board approve, the compensation and the terms of any compensatory agreements of our Chief Executive Officer and our other executive officers;

•	reviewing and recommending to the New Rocket Lab Board the compensation of its directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to the New Rocket Lab Board with respect to, incentive compensation and equity plans;

•	establishing New Rocket Lab’s overall compensation philosophy; and

•	such other functions as are required to comply with Nasdaq listing rules.

The composition and function of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Rocket Lab will comply with future requirements to the extent they become applicable to Vector.

Nominating and Governance Committee

New Rocket Lab’s nominating and governance committee (“nominating and governance committee”) will consist of                 ,                , and                 , with                  serving as the chair. Our board of directors is expected to determine that each of the members of New Rocket Lab’s nominating and governance committee meet the independence requirements under Nasdaq and SEC rules.

The functions of the nominating and governance committee are expected to include:

•	identifying and recommending candidates for membership on the New Rocket Lab Board;

•	recommending directors to serve on board committees;

•	oversight of the company’s governance initiatives;

•	reviewing and recommending to the New Rocket Lab Board any changes to our corporate governance principles;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of the New Rocket Lab Board; and

•	advising the New Rocket Lab Board on corporate governance matters.

The composition and function of the nominating and governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Rocket Lab will comply with future requirements to the extent they become applicable to Vector.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Rocket Lab’s compensation committee is currently, or has been at any time, one of New Rocket Lab’s officers or employees. No executive officer or intended executive officer of New Rocket Lab has served as a member of Rocket Lab’s board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on New Rocket Lab Board or compensation committee during 2020.

Code of Business Conduct and Ethics

Prior to the completion of the Business Combination, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our President, Chief Executive Officer and Chairman, Chief Financial Officer, and other executive and senior officers. The full text of this code of business conduct and ethics will be posted on the investor relations page of New Rocket Lab’s website. The reference to New Rocket Lab’s website address in this filing does not include or incorporate by reference the information on that website into this filing. New Rocket Lab intends to disclose future amendments to certain provisions of this code of business conduct and ethics, or waivers of these provisions, on its website or in public filings to the extent required by the applicable rules.

Non-Employee Director Compensation

During the fiscal year ended December 31, 2020, or 2020, we did not provide any compensation to our directors affiliated with Khosla Ventures, Bessemer Venture Partners and DCVC for their services on our board of directors. While we did not have a formal non-employee director compensation program prior to the Business Combination, Mr. Griffin, our independent director who joined out board of directors in July 2020, received a cash retainer of $40,000 and a grant of 67,139 restricted stock units of Rocket Lab. The restricted stock units are subject to both a time-based vesting condition and a liquidity-based vesting condition, both of which must be satisfied prior to the expiration date before the restricted stock units will be deemed vested. The time-based vesting condition is satisfied in equal quarterly installments over three years following the vesting commencement date, subject to Mr. Griffin’s continued service relationship with Rocket Lab through each applicable date. The liquidity-based vesting condition is satisfied on the first to occur of (i) a sale event (as defined in the 2013 Plan) or (ii) Rocket Lab’s initial public offering (as defined in the 2013 Plan), in either case, prior to the expiration date. Notwithstanding the foregoing, in the event of a sale event, the restricted stock units will be fully vested on such date. In connection with the Business Combination, we intend to approve and implement a compensation program that consists of annual cash retainer fees and equity awards for our non-employee directors. The details of this program have not yet been determined.

2020 Director Compensation Table

The following table presents the total compensation for each person who served as a non-employee director of our board during 2020. Mr. Beck, our President Chief Executive Officer and Chairman, did not receive any additional compensation from Rocket Lab for his services on our board of directors. The compensation received by Mr. Beck as a named executive officer (“NEO”) is set forth below in “Executive Compensation—2020 Summary Compensation Table.”

Name	Fees Paid or Earned in Cash ($)		Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
David Cowan (2)	—		—	—	—
Mike Griffin (3)	20,000	(4)	690,189	—	710,189
Matt Ocko (4)	—		—	—	—
Scott Smith (5)	—		—	—	—
Sven Strohband (6)	—		—	—	—

(1)

The amounts reported represent the aggregate grant date fair value of the restricted stock units granted to our directors during 2020, calculated in accordance with FASB ASC Topic 718, assuming that the liquidity-based vesting condition was satisfied. Such grant date fair values do not take into account any estimated forfeitures.

(2)	As of December 31, 2020, Mr. Cowan did not hold any outstanding equity awards.
(3)

Mr. Griffin joined our board of directors in July of 2020 and pursuant to the director offer letter we entered into with Mr. Griffin dated as of July 21, 2020, Mr. Griffin is eligible to receive an annual cash retainer of $40,000 for his service on our Board, as well as a grant of 67,139 restricted stock units. Mr. Griffin’s annual cash retainer has been prorated accordingly. As of December 31, 2020, Mr. Griffin held 67,139 restricted stock units.

(4)	As of December 31, 2020, Mr. Ocko did not hold any outstanding equity awards.
(5)	Mr. Smith passed away on January 31, 2020. As of December 31, 2020, Mr. Smith did not hold any outstanding equity awards.
(6)	As of December 31, 2020, Dr. Strohband did not hold any outstanding equity awards.

Executive Compensation Prior to the Business Combination

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “Rocket Lab,” “the Company”, “we,” “us” or “our” refers to Rocket Lab and its consolidated subsidiaries prior to the consummation of the Business Combination and to New Rocket Lab and its consolidated subsidiaries following the Business Combination. As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers.

This section discusses the material components of the executive compensation program offered to the executive officers of Rocket Lab who would have been “named executive officers” for 2020 and who will serve as the executive officers of Rocket Lab following the consummation of the Business Combination. Such executive officers consist of the following persons, referred to herein as our “NEOs”:

•	Peter Beck, our President, Chief Executive Officer and Chairman;

•	Adam Spice, our Chief Financial Officer; and

•	Shaun O’Donnell, Executive Vice President, Global Operations.

Each of our NEOs will serve us in the same capacities after the consummation of the Business Combination.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the consummation of the Business Combination could vary significantly from our historical practices and currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by and paid to Rocket Lab’s NEOs for services during 2020. Certain amounts were paid in New Zealand Dollars and converted to United States Dollars for purposes of reporting such amounts below using an exchange ratio of NZD 1:USD 0.7304 reported on the Wall Street Journal on February 22, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)		Total ($)
Peter Beck President Chief Executive Officer and Chairman	2020	327,000		46,434	(1)	373,434
Adam Spice Chief Financial Officer	2020	309,000	123,600	6,747	(2)	439,347
Shaun O’Donnell Executive Vice President, Global Operations	2020	248,000	99,280			347,280

(1)	Represents the incremental cost to us of Mr. Beck’s personal use of a Company car ($44,607) and cell phone reimbursements ($1,826).
(2)	Represents the Company’s matching contributions to the NEO’s 401(k) account.

Narrative Disclosure to the Summary Compensation Table

2020 Base Salaries

The offer letter we entered into with each NEO, described below, establishes an annual base salary, which is subject to discretionary increases. For 2020, the base salaries for Messrs. Beck, Spice and O’Donnell were $327,000, $309,000 and $248,000, respectively.

2020 Annual Bonuses

During the year ended December 31, 2020, Messrs. Spice and O’Donnell were eligible to earn an annual discretionary bonus based on individual performance. For the year ended December 31, 2020, the target annual bonuses for Messrs. Spice and O’Donnell were each equal to 40% of their applicable annual base salary.

Equity Incentive Compensation

In August 2013 our board of directors adopted the Company’s 2013 Stock Option and Grant Plan, which has been amended and restated from time to time and most recently amended and restated as of October 2020 (as amended and restated, the “2013 Plan”). Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity awards provide our executive officers with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity awards with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the applicable vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our NEOs and from time to time may grant equity incentive awards to them. In 2020, we did not make any equity grants to our NEOs.

Perquisites

We generally do not provide perquisites to our employees, other than personal use of a Company car and cell phone reimbursements for Mr. Beck, and certain other de minimis perquisites available to all of our employees, including our named executive officers.

Offer Letters and Employment Agreements with Rocket Lab’s Named Executive Officers

Rocket Lab has entered into an employment agreement or offer letter with each of its NEOs. The material terms of such agreements with Messrs. Beck, O’Donnell and Spice are described below.

Peter Beck and Shaun O’Donnell. We entered into an individual employment agreement with Mr. Beck, dated as of August 12, 2014 and Mr. O’Donnell, dated as of September 9, 2013 (collectively, the “Employment Agreements”). The Employment Agreements set forth the term of the applicable executive’s employment, his position and duties, his eligibility to receive equity incentive awards, and his eligibility to participate in our benefit plans generally. Messrs. Beck and O’Donnell are each subject to certain confidentiality and assignment of intellectual property provisions, as well as noncompetition and non-solicitation of customers and employees covenants under the Employment Agreements during the term of each executive’s employment and for a six month period thereafter. Pursuant to the Employment Agreements, Rocket Lab and the applicable executive must each provide four weeks’ written notice, as applicable, in the event of a termination of the executive’s employment unless otherwise mutually agreed upon; provided that Rocket Lab may terminate the applicable executive’s employment without notice in the event that it determine serious misconduct or gross negligence has been committed by the executive and the executive may receive payment in lieu of notice if his position is terminated due to redundancy; provided further, that if the applicable executive decides to voluntarily terminate his employment early, he will be liable to the Company for an amount equivalent to his base salary for the balance of the notice period.

Adam Spice. We entered into an offer letter with Mr. Spice, dated as of March 8, 2018 (the “Spice Offer Letter”). The Spice Offer Letter provided for Mr. Spice’s employment and set forth the term of his employment, his positions and duties, his eligibility to receive equity incentive awards, and his eligibility to participate in our employee benefit plans generally. Mr. Spice is subject to our standard confidentiality and proprietary information agreement.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of the NEOs as of December 31, 2020. The numbers in the table below are prior to the stock split that will be effected by the Charter Amendment prior to the closing of the Business Combination.

	Option Awards(1)						Stock Awards(1)
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Peter Beck	—	—	—		—	—	—		—
Adam Spice	5/25/2018	404,937	222,063	(3)	9.86	8/03/2028
Shaun O’Donnell	8/03/2018	110,999	79,285	(4)	9.86	8/03/2028	80,000	(5)	7,274,400

(1)	Each equity award is subject to the terms of our 2013 Plan.
(2)

As no public market existed for shares of Rocket Lab Common Stock as of December 31, 2020, there was no market value for these shares as of such date. The dollar amount included is based on $90.93 per share of Rocket Lab Common Stock, which equals the Implied Vector Share Price of approximately $10 multiplied by an estimated Exchange Ratio of 9.0928.

(3)

1/4 of the shares subject to the stock option vest on the one year anniversary of the vesting commencement date, and 1/48 of the shares subject to the stock option vest on a monthly basis each month thereafter, in each case, subject to the NEO’s continuous service relationship with Rocket Lab through each applicable vesting date. Notwithstanding the foregoing, in the event of a “sale event” (as defined in the applicable award agreement) where the stock option will be terminated, the shares subject to the stock option shall be fully vested immediately prior to such sale event. Furthermore, in the event that (i) following a sale event the successor entity assumes or continues the stock option and (ii) at any time following such sale event (a) the NEO’s employment is terminated by the successor entity other than for “cause” (as defined in the applicable award agreement), or (b) the NEO terminates his employment for “good reason” (as defined in the applicable award agreement), then 100% of the shares subject to the stock option shall vest and become immediately exercisable as of the date of such termination.
(4)

1/48 of the shares subject to the stock option vest on a monthly basis each month following the first anniversary of the vesting commencement date, subject to the NEO’s continuous service relationship with Rocket Lab through each applicable vesting date.

(5)

The restricted stock units are subject to both a time-based vesting condition and a liquidity-based vesting condition, both of which must be satisfied prior to the expiration date before the restricted stock units will be deemed vested. The time-based vesting condition is satisfied as follows: 25% of the restricted stock units shall satisfy the Time Condition on the first March 1st, May 22nd, August 22nd or November 22nd (each, a vesting date) following the first anniversary of the vesting commencement date, subject to the NEO’s continuous service relationship with Rocket Lab through each applicable vesting date. Thereafter, the remaining 75% of the restricted stock units satisfy the time-based vesting condition in 12 equal quarterly installments on each vesting date thereafter, in each case subject to the NEO’s continuous service relationship with Rocket Lab through each applicable vesting date. The restricted stock units will satisfy the liquidity based vesting condition on the first to occur of (i) a sale event (as defined in the 2013 Plan) or (ii) Rocket Lab’s initial public offering (as defined in the 2013 Plan), in either case, prior to the expiration date.

Employee Benefit and Equity Compensation Plans and Arrangements

Second Amended and Restated 2013 Stock Option and Grant Plan

The 2013 Plan allows for the grant of incentive stock options to our employees and any of our subsidiary corporations’ employees, and for the grant of nonqualified stock options, restricted stock, unrestricted stock and restricted stock units awards to Rocket Lab employees, officers, directors and consultants of ours and our subsidiary corporations. The 2013 Plan will be terminated in connection with the Closing of the Business Combination, and accordingly, no shares will be available for future issuance under the 2013 Plan following the Closing Date. The 2013 Plan will continue to govern outstanding awards granted thereunder.

Under the 2013 Plan, Rocket Lab has reserved for issuance an aggregate of 5,481,202 shares of its common stock. The number of shares of common stock reserved for issuance is subject to adjustment in the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure that constitutes an equity restructuring and no more than 54,812,020 shares may be issued pursuant to incentive stock options.

The 2013 Plan is administered by the Company’s board of directors or a committee appointed by it (the “plan administrator”). The plan administrator has full power to, among other things, select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to accelerate the time at which a stock award may be exercised or vest, to amend the 2013 Plan and to determine the specific terms and conditions of each award, subject to the provisions of the 2013 Plan. Additionally, the plan administrator may delegate to a committee comprised of the chief executive officer and one or more other officer(s) of Rocket Lab, the power to designate non-officer employees to be recipients of stock options and/or restricted stock units under the 2013 Plan and to determine the number of such stock options and/or restricted stock units to be received by such employee, pursuant to the terms and limitations as provided in the 2013 Plan.

The plan administrator may exercise its discretion to reduce the exercise price of outstanding stock options under the 2013 Plan or effect repricing through cancellation of such outstanding and by granting such holders new awards in replacement of the cancelled options in accordance with the terms of the 2013 Plan.

Stock options may be granted under our 2013 Plan. The exercise price per share of all stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of a stock option may not exceed ten years. An incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock on the date of grant, or any subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or certain other property or other consideration acceptable to the plan administrator. After a participant’s termination of service, the participant generally may exercise his or her stock options, to the extent vested as of such date of termination, during a period of 90 days after termination of service. If a termination of service is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination of service. However, in no event may an option be exercised later than the expiration of its term. If a termination of service is for cause (as defined in an applicable award agreement), the stock option automatically expires upon the date of the termination of service.

Restricted stock units may be granted under our 2013 Plan. A restricted stock unit is an award that covers a number of shares of our common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. The plan administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include specified performance criteria and/or continued service to us) and the form and timing of payment.

The 2013 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the plan administrator, by gift to an immediate family member, to trusts for the benefit of family members, or to partnerships in which such family members are the only partners, and only the recipient of an award may exercise such an award during his or her lifetime.

In the event of certain changes in our capitalization, the exercise prices of and the number of shares subject to outstanding awards, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our Board or stockholders.

The 2013 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2013 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2013 Plan. To the extent that awards granted under the 2013 Plan are not assumed or continued or substituted by acquirer or the successor entity, all stock options and all other awards granted under the 2013 Plan shall terminate. In the event of such termination, individuals holding stock options will be permitted to exercise such options (to the extent exercisable) prior to the consummation of the sale event. In addition, in connection with the termination of the 2013 Plan upon a sale event, we may make or provide for a cash payment equal to (A) in the case of vested and exercisable options, the difference between (1) the per share cash consideration payable to stockholders (as determined by the plan administrator) in the sale event times the number of shares subject to the options being cancelled and (2) the aggregate exercise price of the options and (B) in the case of restricted stock and restricted stock unit awards, the per share cash consideration payable to stockholders in the sale event multiplied by the number of shares of stock subject to such stock awards (payable at the time of the sale event or upon the later vesting of the awards). In the event of the forfeiture of shares of restricted stock issued under the 2013 Plan, such shares of restricted stock shall be repurchased from the holder at a price per share equal to the original per share purchase price paid by the recipient of such shares. Additionally, our board of directors may resolve, in its sole discretion, to subject any assumed options or payments in respect of options to any escrow, holdback, indemnification, earn-out or similar provisions in the transaction agreements as such provisions apply to holders of our Common Stock.

As of December 31, 2020, options to purchase up to 2,434,510 shares of our common stock were outstanding under the 2013 Plan. Additionally, as of December 31, 2020, restricted stock units awards to acquire up to 1,305,918 shares of our common stock were outstanding under the 2013 Plan.

2021 Stock Option and Incentive Plan

The Equity Incentive Plan was adopted by the Vector Board on                 , 2021 and is subject to the approval of Vector shareholders as described in the “Equity Incentive Plan Proposal.” Under the Equity Incentive Plan, we have initially reserved for issuance an aggregate of 59,875,000 shares of our common stock. The terms, eligibility and administration of our Equity Incentive Plan is described in further detail in the section entitled “Equity Incentive Plan Proposal.”

Following the consummation of the Business Combination, we expect to make future grants of equity incentive awards under the 2021 Plan.

2021 Employee Stock Purchase Plan

The ESPP was adopted by the Vector Board on                 , 2021 and is subject to the approval of Vector shareholders as described in “Employee Stock Purchase Plan Proposal.” Under the ESPP, we have initially reserved for issuance an aggregate of 9,980,000 shares of our common stock. The terms, eligibility and administration of our ESPP is described in further detail in the section entitled “Employee Stock Purchase Plan Proposal.”

401(k) Plan

Rocket Lab maintains the Rocket Lab USA Inc 401(k) Profit Sharing Plan & Trust, a tax-qualified retirement plan that provides eligible employees, including its United States-based NEOs, with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual limits under the Code. Participants pre-tax or Roth contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Participants are immediately and fully vested in their contributions. Rocket Lab matches each participant’s contribution up to a maximum of 3% of their eligible compensation, subject to three-year vesting. Rocket Lab’s 401(k) plan is intended to be qualified under Section 401(a) of the Code with its 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code.

Executive Compensation

Following the Closing, New Rocket Lab intends to develop an executive compensation program that is designed to align compensation with New Rocket Lab’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. The executive compensation program may include an executive compensation plan for which the combined company may seek stockholder approval following the Closing. Decisions on the executive compensation program will be made by the compensation committee of the New Rocket Lab Board.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of Vector ordinary shares as of the record date and of New Rocket Lab Common Stock immediately following consummation of the Business Combination by:

•	each person known by Vector to be the beneficial owner of more than 5% of Vector’s outstanding ordinary shares on the record date;

•	each person known by Vector who may become beneficial owner of more than 5% of New Rocket Lab Common Stock immediately following the Business Combination;

•	each of Vector’s current executive officers and directors;

•	each person who will become an executive officer or a director of New Rocket Lab upon consummation of the Business Combination;

•	all of Vector’s current executive officers and directors as a group; and

•	all of New Rocket Lab’s executive officers and directors as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of the record date. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of the record date or subject to restricted stock units that vest within 60 days of the record date are considered outstanding and beneficially owned by the person holding such warrants, options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Shares issuable pursuant to restricted stock units or underlying warrants and options of Rocket Lab listed in the table below are represented in shares of New Rocket Lab Common Stock, after giving effect to the Business Combination, including application of the Exchange Ratio which, for the purposes of the table below, has been assumed to equal 9.0928. Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to Vector, Vector believes that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name and Address of Beneficial Owners(1)				After Business Combination
	Prior to Business Combination(2)			Assuming No Redemptions(3)		Assuming Maximum Redemptions(4)
	Number of Class A ordinary Shares	Number of Class B ordinary Shares	% of Voting Power	Number of Shares	% of Voting Power	Number of Shares	% of Voting Power
Directors and officers prior to the Business Combination:
Alex Slusky(5)	—	—	—	—	—	—	—
David Baylor	—	—	—	—	—	—	—
David Fishman	—	—	—	—	—	—	—
John Herr	—	25,000	*	25,000	*	25,000	*
David Kennedy	—	25,000	*	25,000	*	25,000	*
All directors and officers prior to the Business Combination (five persons)	—	50,000	*	50,000	*	50,000	*
Directors and officers after the Business Combination:
Peter Beck (6)	—	—	—	54,751,041	12.2%	54,751,041	13.1%
Adam Spice (7)	—	—	—	3,715,107	0.8%	3,715,107	0.9%
Shaun O’Donnell (8)	—	—	—	2,978,982	0.7%	2,978,982	0.7%
Matt Ocko (9)	—	—	—	10,169,494	2.3%	10,169,494	2.4%
David Cowan (10)	—	—	—	—	—	—	—
Michael Griffin	—	—	—	203,488	*	203,488	*
Sven Strohband (11)	—	—	—	—	—	—	—
Alex Slusky (5)	—	—	—	—	—	—	—
All directors and officers after the Business Combination as a group (8 persons)	—	—	—	71,818,112	15.8%	71,818,112	16.9%
Five Percent Holders:
Vector Acquisition Partners, L.P. (12)	—	7,950,000	19.9%	7,950,000	1.8%	7,950,000	1.9%
Vector Acquisition Partners Aggregator, L.L.C. (13)	—	—	—	5,000,000	1.1%	5,000,000	1.2%
Glazer Capital, LLC (14)	—	—	8.5%	2,710,619	0.6%	2,710,619	0.6%
Linden Advisors LP (15)	2,710,619	—	6.2%	1,980,325	0.4%	1,980,325	0.5%
Integrated Core Strategies (US) LLC (16)	1,980,325	—	8.1%	2,584,094	0.6%	2,584,094	0.6%
BlueCrest Capital Management Limited (17)	2,584,094	2,000,000	6.3%	2,000,000	0.4%	2,000,000	0.5%
Future Fund Investment Company No. 5 (18)	—	—	—	42,243,084	9.5%	42,243,084	10.2%
Entities affiliated with Khosla Ventures (19)	—	—	—	114,674,002	25.8%	114,674,002	27.5%
Entities affiliated with Bessemer Venture Partners (20)	—	—	—	81,216,672	18.3%	81,216,672	19.5%

*	Less than 1%
(1)

Unless otherwise noted, the business address of each of the directors and officers prior to the Business Combination Vector Acquisition Partners, L.P. and Vector Acquisition Partners Aggregator, L.L.C. is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105 and the business address of each of the directors and officers after the Business Combination is 3881 McGowen Street, Long Beach, CA 90808.

(2)

Prior to the Business Combination, the percentage of beneficial ownership of Vector on the record date is calculated based on (i) 32,000,000 Vector Class A ordinary shares and (ii) 8,000,000 Vector Class B ordinary shares, in each case, outstanding as of such date.

(3)

The expected beneficial ownership of New Rocket Lab immediately upon consummation of the Business Combination, assuming no holders of public shares exercise their redemption rights in connection therewith and the Closing occurs, is based on 447,328,234 shares of New Rocket Lab Common Stock outstanding as of such date, and consists of (i) 32,000,000 Vector Class A ordinary shares that will convert into a like number of shares of New Rocket Lab Common Stock, (ii) 8,000,000 Class B ordinary shares that will convert into a like number of shares of New Rocket Lab Common Stock, (iii) 364,128,180 shares of New Rocket Lab Common Stock that may be issued to the Rocket Lab Holders in connection with the Business Combination and (iv) 46,700,000 shares of New Rocket Lab Common Stock that will be issued in connection with the PIPE Financing pursuant to the Subscription Agreements.

(4)

The expected beneficial ownership of New Rocket Lab immediately upon consummation of the Business Combination, assuming the holders of 28,700,000 public shares exercise their redemption rights in connection therewith and the Closing occurs, is based on 418,628,234 shares of New Rocket Lab Common Stock outstanding as of such date, and consists of (i) 32,000,000 Vector Class A ordinary shares that will convert into a like number of shares of New Rocket Lab Common Stock, (ii) 8,000,000 Class B ordinary shares that will convert into a like number of shares of New Rocket Lab Common Stock, (iii) 364,128,180 shares of New Rocket Lab Common Stock that may be issued to the Rocket Lab Holders in connection with the Business Combination and (iv) 46,700,000 shares of New Rocket Lab Common Stock that will be issued in connection with the PIPE Financing pursuant to the Subscription Agreements.

(5)	Does not include any shares that may be deemed to be indirectly owned by Mr. Slusky because of his indirect ownership interest in the Sponsor or in Vector Acquisition Partners Aggregator, L.L.C.
(6)

Assumes redemption of shares of Rocket Lab stock pursuant to a management redemption agreement with Mr. Beck in connection with the Business Combination resulting a reduction by 2,999,954 shares in the number of shares of New Rocket Lab Common Stock beneficially owned by Mr. Beck.

(7)

Assumes a reduction by 560,800 shares in the number of shares of New Rocket Lab Common Stock beneficially owned by Mr. Spice as a result of a net exercise of Rocket Lab stock options and the redemption of the shares received upon such net exercise pursuant to a management redemption agreement with Mr. Spice in connection with the Business Combination. Includes 3,715,107 shares of New Rocket Lab Common Stock issuable upon exercise of stock options that would be vested within 60 days of April 15, 2021.

(8)

Assumes redemption of shares of Rocket Lab stock pursuant to a management redemption agreement with Mr. O’Donnell in connection with the Business Combination resulting a reduction by 499,992 shares in the number of shares of New Rocket Lab Common Stock beneficially owned by Mr. O’Donnell. Includes 2,978,982 shares of New Rocket Lab Common Stock issuable upon settlement of restricted stock units held by Mr. O’Donnell that would be vested within 60 days of April 15, 2021 assuming the performance-based vesting condition is deemed satisfied in connection with the Business Combination.

(9)

Matt Ocko, a member of our board of directors, is a partner at DCVC. DCVC’s holdings consist of (a) 2,940,078 shares of New Rocket Lab Common Stock issuable in the Business Combination upon the conversion of shares of Rocket Lab stock held by Data Collective IV, L.P., or DCVC IV, and (b) 7,229,416 shares of New Rocket Lab Common Stock issuable in the Business Combination upon the conversion of shares of Rocket Lab stock held by DCVC Opportunity Fund II, L.P., or DCVC Opportunity Fund II. Data Collective IV GP, LLC, or DCVC IV GP, is the general partner of DCVC IV, and DCVC Opportunity Fund II GP, LLC, or DCVC Opportunity Fund II GP, is the general partner of DCVC Opportunity Fund II. Zachary Bogue and Matt Ocko are the managing members of each of DCVC IV GP and DCVC Opportunity Fund II GP and share voting and dispositive power over the shares held by DCVC IV and DCVC Opportunity Fund II. Mr. Ocko disclaims beneficial ownership interest of the securities held by DCVC IV and DCVC Opportunity Fund II except to the extent of his pecuniary interest therein, if any. The address of the entities listed herein is 270 University Avenue, Palo Alto, California 94301.

(10)

David Cowan, a member of our board of directors, is a partner at Bessemer Venture Partners. Mr. Cowan disclaims beneficial ownership interest of the securities held by the Bessemer Entities (as defined below) referred to in footnote (6) below, except to the extent of his pecuniary interest, if any, in such securities by virtue of his interest in Deer VIII L.P. (as defined below) and his indirect limited partnership interest in the Bessemer Entities.

(11)	Sven Strohband, a member of our board of directors, is a partner at Khosla Ventures.
(12)

Comprised of 7,950,000 Vector Class B ordinary shares. Does not include (i) 5,600,000 Vector Class A ordinary shares underlying private placement warrants, or, following the consummation of the Business Combination, 5,600,000 shares of New Rocket Lab Common Stock, in each case, that may not become exercisable within 60 days of the date hereof or (ii) 5,000,000 shares of New Rocket Lab Common Stock issued in connection with the PIPE Financing that will be held directly by Vector Acquisition Partners Aggregator, L.L.C. Our sponsor is controlled by Vector Capital Partners V, Ltd., its general partner (“Vector Partners”). Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Vector Partners. Vector Partners disclaims such beneficial ownership except to the extent of its pecuniary interests therein.

(13)	Shares of New Rocket Lab Common Stock Common Stock held directly by Vector Acquisition Partners Aggregator, L.L.C. issued in connection with the PIPE Financing pursuant to the Subscription Agreements.
(14)

Includes Vector Class A ordinary shares beneficially held by Glazer Capital, LLC, a Delaware limited liability company and Mr. Paul J. Glazer, a United States citizen, based solely on the Schedule 13G filed jointly by Glazer Capital, LLC and Mr. Paul J. Glazer, with the SEC on February 16, 2021. The business address of each of Glazer Capital, LLC and Mr. Paul J. Glazer is 250 West 55th Street, Suite 30A, New York, New York 10019.

(15)

Includes Vector Class A ordinary shares beneficially held by Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”), Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”), Linden GP LLC, a Delaware limited liability company (“Linden GP”), and Mr. Siu Min (Joe) Wong, a China (Hong Kong) and United States citizen (“Mr. Wong”), based solely on the Schedule 13G/A filed jointly by Linden Capital, Linden Advisors, Linden GP, and Mr. Wong on February 4, 2021. As of December 31, 2020, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 1,980,325 Vector Class A Ordinary shares. This amount consists of 1,771,354 Vector Class A Ordinary shares held by Linden Capital and 208,971 Vector Class A Ordinary shares held by separately managed accounts. As of December 31, 2020, each of Linden GP and Linden Capital may be deemed the beneficial owner of the 1,771,354 Vector Class A Ordinary shares held by Linden Capital. The business address of Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda; the business address of each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(16)

Includes Vector Class A Ordinary shares beneficially held by Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), Riverview Group LLC, a Delaware limited liability company (“Riverview Group”), ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands (“ICS Opportunities”), Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”), Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), Millennium Group Management LLC, a Delaware limited liability company (“Millennium Group Management”), and Israel A. Englander, a United States citizen (“Mr. Englander”), based solely on the Schedule 13G/A filed jointly by Integrated Core Strategies, Riverview Group, ICS Opportunities, Millennium International Management, Millennium Management, Millennium Group Management, and Mr. Englander, with the SEC on January 29, 2021. Integrated Core Strategies, Riverview Group, and ICS Opportunities beneficially own an aggregate of 2,584,094 Vector Class A Ordinary shares as a result of holding 1,604,091 Vector Class A Ordinary shares and 980,003 Vector units. Millennium International Management, the investment manager to ICS Opportunities, Millennium Management, the general partner of the managing member of Integrated Core Strategies and Riverview Group and the general partner of the 100% owner of ICS Opportunities, Millennium Group Management, the managing member of Millennium Management and the general partner of Millennium International Management, and Mr. Englander, the sole voting trustee of a trust which is the managing member of Millennium Group Management, may be deemed to beneficially own 2,584,094 Vector Class A Ordinary shares. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Riverview Group or ICS Opportunities, as the case may be. The business address of each of Integrated Core Strategies, Riverview Group, and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York,

New York 10103; the business address of ICS Opportunities is c/o Millennium International Management LP, 666 Fifth Avenue, New York, New York 10103; the business address of each of Millennium International Management, Millennium Management, and Millennium Group Management is 666 Fifth Avenue, New York, New York 10103.
(17)

Includes Class A ordinary shares beneficially held by BlueCrest Capital Management Limited (the “Investment Manager”), which serves as investment manager to Millais Limited, a Cayman Islands exempted company (the “Fund”), and Michael Platt (“Mr. Platt”), who serves as principal, director, and control person of the Investment Manager, a United Kingdom citizen, based solely on the Schedule 13G/A filed jointly by Investment Manager, and Mr. Platt on October 2, 2020. The business address of each of Investment Manager and Mr. Platt is Ground Floor, Harbour Reach, La Rue de Carteret, St Helier, Jersey, Channel Islands, JE2 4HR.

(18)

Consists of 42,520,099 shares of New Rocket Lab Common Stock issuable in the Business Combination upon conversion of Rocket Lab Stock held by the Northern Trust Company. Shares are held by The Northern Trust Company in its capacity as custodian for Future Fund Investment Company No.5 Pty Ltd (ABN 134 338 926) (FFIC 5). FFIC 5 is a wholly owned subsidiary of the Future Fund Board of Guardians. Investment and voting decisions for the Future Fund are made by the Future Fund Board of Guardians, which is governed by a non-executive board comprised of three or more individuals, and therefore no individual is the beneficial owner of the shares held by Future Fund. The principal business address of the Future Fund is Level 14, 447 Collins Street, Melbourne VIC 3000.

(19)

Consists of (a) 53,959,709 shares of New Rocket Lab Common Stock issuable in the Business Combination upon conversion of Rocket Lab stock held by Khosla Ventures Seed B, LP, or Khosla Seed B, (b) 3,062,986 shares of New Rocket Lab Common Stock issuable in the Business Combination upon conversion of Rocket Lab stock held by Khosla Ventures Seed B (CF), LP, or Khosla Seed B CF, and (c) 58,403,298 shares of New Rocket Lab Common Stock issuable in the Business Combination upon conversion of Rocket Lab stock held by Khosla Ventures V, LP, or Khosla V, The general partner of Khosla Seed B and Khosla Seed B CF is Khosla Ventures Seed Associates B, LLC, or KVSA B. The general partner of Khosla V is Khosla Ventures Associates V, LLC, or KVA V. Vinod Khosla is the managing member of VK Services, LLC, or VK Services, which is the manager of KVSA B and KVA V. Each of KVSA B, KVA V, VK Services and Vinod Khosla may be deemed to possess voting and investment control over such securities held by Khosla Seed B, Khosla Seed B CF and Khosla V, and each of KVSA B, KVA V, VK Services and Vinod Khosla may be deemed to have indirect beneficial ownership of such securities held by Khosla Seed B, Khosla Seed B CF and Khosla V. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. The principal business address for each of the Khosla entities is c/o Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California 94025.

(20)

Consists of (a) 44,635,102 shares of New Rocket Lab Common Stock issuable in the Business Combination upon conversion of Rocket Lab stock held by Bessemer Venture Partners VIII Institutional L.P., or Bessemer VIII Institutional, and (b) 37,114,160 shares of New Rocket Lab Common Stock issuable in the Business Combination upon conversion of Rocket Lab stock held by Bessemer Venture Partners VIII L.P., or Bessemer VIII and, together with Bessemer VIII Institutional, the Bessemer Entities. Deer VIII & Co. L.P., or Deer VIII L.P., is the general partner of the Bessemer Entities. Deer VIII & Co. Ltd., or Deer VIII Ltd., is the general partner of Deer VIII L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter and Robert M. Stavis are the directors of Deer VIII Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer VIII Ltd. acting as an investment committee. The address for each of the Bessemer Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

SELLING STOCKHOLDERS AND RELATED INFORMATION

Selling Stockholders

The registration statement of which this proxy statement/prospectus is a part is also registering the resale of the shares of New Rocket Lab Common Stock issued in the Second Merger, or issuable following the Second Merger upon exercise of warrants or settlement of restricted stock units the issuance of which is registered hereunder, by the selling stockholders named below or their pledgees, donees, transferees, or other successors in interest with respect to such shares. Notwithstanding the registration of the resale of these shares, the selling stockholders will remain subject to contractual restrictions on the resale of their shares of New Rocket Lab Common Stock that are described under “Business Combination Proposal — Related Agreements.”

The following table sets forth information as of April 15, 2021 with respect to the selling stockholders named herein, giving effect to the shares of New Rocket Lab Common Stock issued in the Business Combination. The percent of New Rocket Lab Common Stock outstanding is determined in the table below in the same manner, and using the same assumptions, as are used in the presentation of the percentage of shares of New Rocket Lab Common Stock beneficially owned, assuming no holders of public shares exercise their redemption rights in connection therewith, under “Beneficial Ownership of Securities.”

	Ownership Prior to the Offering			Ownership After the Offering
Name	Number of Shares	Percent of New Rocket Lab Common Stock Outstanding	Number of Shares that May be Offered for Resale	Number of Shares	Percent of New Rocket Lab Common Stock Outstanding
Peter Beck (1)	54,751,041	12.2%	54,751,041	—	—
Shaun O’Donnell (2)	2,978,982	*	2,978,982	—	—
Vector Acquisition Partners, L.P. (3)	7,950,000	1.8%	7,950,000	—	—
John Herr.	25,000	*	25,000	—	—
David Kennedy.	25,000	*	25,000	—	—
Future Fund Investment Company No. 5 (4)	42,520,099	9.5%	42,520,099	—	—
Khosla Ventures Seed B, LP (5)	53,959,709	12.1%	53,959,709	—	—
Khosla Ventures Seed B (CF), LP (5)	3,062,986	*	3,062,986	—	—
Khosla Ventures V, LP (5)	58,403,298	13.1%	58,403,298	—	—
Bessemer Venture Partners VIII Institutional L.P. (6)	44,635,102	10.0%	44,635,102	—	—
Bessemer Venture Partners VIII L.P. (6)	37,114,160	8.3%	37,114,160	—	—
Greenspring Global Partners VII-A, L.P.	3,021,423	*	3,021,423	—	—
Greenspring Global Partners VII-C, L.P.	291,498	*	291,498	—	—
Greenspring Master G, L.P.	1,441,860	*	1,441,860	—	—
Greenspring Opportunities IV, L.P.	7,061,753	1.6%	7,061,753	—	—

Greenspring Secondaries Fund III, L.P.	5,181,990	1.2%	5,181,990	—	—

Data Collective IV, L.P. (7)	2,940,078	*	2,940,078	—	—

DCVC Opportunity Fund II, L.P. (7)	7,229,416	1.6%	7,229,416	—	—

(1)

Mr. Beck is a member of New Rocket Lab’s Board of Directors, as well as its President, Chief Executive Officer and Chairman. Mr. Beck also owns greater than 5% of the outstanding New Rocket Lab Common Stock.

(2)	Mr. O’Donnell is New Rocket Lab’s Executive Vice President, Global Operations.
(3)

Does not include (i) following the consummation of the Business Combination, 5,600,000 shares of New Rocket Lab Common Stock that may not become exercisable within 60 days of the date hereof or (ii) 5,000,000 shares of New Rocket Lab Common Stock issued in connection with the PIPE Financing that will be held directly by Vector Acquisition Partners Aggregator, L.L.C. Our sponsor is controlled by Vector Partners. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Vector Partners. Vector Partners disclaims such beneficial ownership except to the extent of its pecuniary interests therein.

(4)	Future Fund Investment Company No. 5 owns greater than 5% of the outstanding New Rocket Lab Common Stock.
(5)

Entities affiliated with Khosla Ventures own greater than 5% of the outstanding New Rocket Lab Common Stock and Sven Strohband, a member of New Rocket Lab’s Board of Directors, is a partner at Khosla Ventures.

(6)

Entities affiliated with Bessemer Venture Partners own greater than 5% of the outstanding New Rocket Lab Common Stock and David Cowan, a member of New Rocket Lab’s Board of Directors, is a partner at Bessemer Venture Partners.

(7)	Matt Ocko, a member of New Rocket Lab’s Board of Directors, is a partner at DCVC.

Plan of Distribution

The selling stockholders may resell or redistribute the shares of New Rocket Lab Common Stock from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling stockholders (including but not limited to persons who receive shares of New Rocket Lab Common Stock from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to “selling stockholders” in this prospectus. The selling stockholders may sell shares of New Rocket Lab Common Stock by one or more of the following methods, without limitation:

•

block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•	an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities may be listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

•	privately negotiated transactions, directly or through agents;

•	short sales;

•	through the writing of options on the securities, whether or the options are listed on an options exchange;

•	through the distribution of the securities by any security holders to its partners, members or stockholders;

•	one or more underwritten offerings;

•	agreements between a broker or dealer and any selling stockholder to sell a specified number of the securities at a stipulated price per share; and
•	any combination of any of these methods of sale or distribution, or any other method permitted by applicable law.

The selling stockholders may also transfer the securities by gift.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling security holder to sell a specified number of the securities at a stipulated price per share. If the broker-dealer is unable to sell shares of New Rocket Lab Common Stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares of New Rocket Lab Common Stock at the stipulated price. Broker-dealers who acquire shares of New Rocket Lab Common Stock as principals may thereafter resell the shares of New Rocket Lab Common Stock from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares of New Rocket Lab Common Stock are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares of New Rocket Lab Common Stock owned by them. The pledgees, secured parties or persons to whom the shares of New Rocket Lab Common Stock have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares of New Rocket Lab Common Stock offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares of New Rocket Lab Common Stock will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares of New Rocket Lab Common Stock short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares of New Rocket Lab Common Stock offered under this prospectus may be used to cover short sales.

Any underwriters, brokers, dealers or agents that participate in the distribution of the shares of New Rocket Lab Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares of New Rocket Lab Common Stock sold by them may be deemed to be underwriting discounts and commissions.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares of New Rocket Lab Common Stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares of New Rocket Lab Common Stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares of New Rocket Lab Common Stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares of New Rocket Lab Common Stock. A selling stockholder may also loan or pledge the shares of New Rocket Lab Common Stock offered hereby to a broker-dealer and the broker-dealer may sell the shares of New Rocket Lab Common Stock offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares of New Rocket Lab Common Stock offered hereby.

The selling stockholders and other persons participating in the sale or distribution of the shares of New Rocket Lab Common Stock will be subject to applicable provisions of the Exchange Act and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of New Rocket Lab Common Stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares of New Rocket Lab Common Stock to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of New Rocket Lab Common Stock and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will agree to indemnify the selling stockholders and their respective officers, directors, employees and agents, and any underwriter or other person who participates in the offering of the securities, against specified liabilities, including liabilities under the federal securities laws or to contribute to payments the underwriters may be required to make in respect of those liabilities pursuant to the Second Amended and Restated Registration Rights Agreement. The selling stockholders will agree to indemnify us, the other selling stockholders and any underwriter or other person who participates in the offering of the securities, against specified liabilities arising from information provided by the selling stockholders for use in this prospectus or any accompanying prospectus supplement, including liabilities under the federal securities laws pursuant to the Second Amended and Restated Registration Rights Agreement. In each case, indemnification may include each person who is an affiliate of or controls one of these specified indemnified persons within the meaning of the federal securities laws or is required to contribute to payments the underwriters may be required to make in respect of those liabilities. For additional information, see “Business Combination Proposal — Related Agreements — Second Amended and Restated Registration Rights Agreement.”

We will not receive any proceeds from sales of any securities by the selling stockholders.

We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

We will supply the selling stockholders and any stock exchange upon which the securities are listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth:

•	the aggregate number of securities to be sold;

•	the purchase price;

•	the public offering price;

•	if applicable, the names of any underwriter, agent or broker-dealer; and

•

any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

Use of Proceeds

We will not receive any of the proceeds of the sale by selling stockholders from the resale of the shares of New Rocket Lab Common Stock registered hereunder.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Certain Relationships and Related Person Transactions — Vector

Founder Shares

On July 30, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain expenses on Vector’s behalf in consideration of 8,625,000 Class B ordinary shares. In September 2020, the Sponsor transferred 25,000 Class B ordinary shares to each of Vector’s independent directors. The Class B ordinary shares currently represent 20% of Vector’s issued and outstanding shares. The underwriters partially exercised their over-allotment option in October 2020, with the remaining portion of the over-allotment option expiring at the conclusion of the 45-day option period. As a result of the expiration of the over-allotment option, an aggregate of 625,000 Class B ordinary shares were forfeited by the Sponsor, and currently 8,000,000 Class B ordinary shares remain outstanding.

Related Party Loans

On July 30, 2020, the Sponsor agreed to loan Vector up to $300,000 to be used for the payment of costs related to the initial public offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the initial public offering. The outstanding balance under the Note of $300,000 was repaid at the closing of the initial public offering.

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Vector’s officers and directors may, but are not obligated to, loan Vector funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a business combination does not close, Vector may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, Vector had no borrowings under the Working Capital Loans.

Administrative Services Agreement

Vector entered into an agreement, commencing on September 24, 2020, to pay an affiliate of the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a business combination or its liquidation, Vector will cease paying these monthly fees.

Expense Reimbursement

The Sponsor, officers and directors of Vector, or their respective affiliates will be reimbursed for any out-of-pocket expenses related to identifying, investigating, negotiating and completing a business combination. Vector’s audit committee reviews on a quarterly basis all payments that are made by Vector to the Sponsor or officers or directors of Vector, or their respective affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account.

Private Placement Warrants

Simultaneously with the closing of the initial public offering, the Sponsor purchased an aggregate of 5,333,333 private placement warrants at a price of $1.50 per private placement warrant in a private placement, generating gross proceeds of $8,000,000. In addition, in connection with the underwriters’ partial exercise of their over-allotment option in October 2020, the Sponsor purchased an aggregate of 266,667 private placement warrants at a price of $1.50 per private placement warrant in a private placement, generating gross proceeds of $20,400,000.

The private placement warrants (including the shares issuable upon exercise of such warrants) will not be transferable or salable until 30 days after the completion of an initial business combination.

Each whole private placement warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. The proceeds from the private placement warrants were added to the proceeds from the initial public offering held in the trust account. If Vector does not complete an initial business combination within 24 months following the closing of the initial public offering, the private placement warrants and the underlying securities will expire worthless. The private placement warrants will be non-redeemable, except as described herein when the price per share of New Rocket Lab Common Stock equals or exceeds $10.00, so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein), and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Second Amended and Restated Registration Rights Agreement

Vector has previously entered into a registration and shareholder rights agreement pursuant to which its Initial Shareholders and their permitted transferees, if any, are entitled to certain registration rights with respect to the private placement warrants, the securities issuable upon conversion of Working Capital Loans (if any) and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the founder shares. At the Closing, New Rocket Lab, the Sponsor and other holders of Rocket Lab Common Stock will enter into the Second Amended and Restated Registration Rights Agreement, which will supersede the registration and shareholder rights agreement, and pursuant to which, among other things, the Sponsor and such holders will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective shares of New Rocket Lab Common Stock. For additional information, see “Business Combination Proposal — Related Agreements — Second Amended and Restated Registration Rights Agreement.”

PIPE Financing

In connection with the consummation of the Business Combination, the PIPE Investors will purchase $467,000,000 of New Rocket Lab Common Stock in a private placement. The funds from such private placement will be used for working capital in New Rocket Lab. As part of the 46,700,000 shares of Vector Delaware Class A common stock to be issued pursuant to the Subscription Agreements, certain affiliates of Vector have agreed to subscribe for and purchase 5,000,000 shares of New Rocket Lab Common Stock on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share, for aggregate gross proceeds of $50,000,000. For additional information, see “Business Combination Proposal — Related Agreements — PIPE Financing.”

Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, Vector entered into the Sponsor Letter Agreement with the Sponsor, pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of Vector’s shareholders, and in any action by written resolution of Vector’s shareholders, all of its Class B ordinary shares (or other equity securities of Vector) or Vector Delaware Class A common stock, as applicable, in favor of the Business Combination and the other proposals to be voted upon at the Vector shareholder meeting; (ii) be bound by certain other covenants and agreements related to the Business Combination; and (iii) waive the anti-dilution protection with respect to the Class B ordinary shares, in each case, on the terms and subject to the conditions set forth in Sponsor Letter Agreement. For additional information, see “Business Combination Proposal — Related Agreements — Sponsor Letter Agreement.”

Certain Relationships and Related Person Transactions — Rocket Lab

The following is a summary of transactions since January 1, 2018 to which Rocket Lab been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of Rocket Lab’s then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Other than as described below under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, Rocket Lab has not entered into any transactions, nor are there any currently proposed transactions, between Rocket Lab and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Series E Convertible Preferred Stock Financing

On September 14, 2018 and through subsequent closings, Rocket Lab sold an aggregate of 4,368,313 shares of its Series E convertible preferred stock at a purchase price of $31.5316 per share, for an aggregate purchase price of $137,739,898. The following table summarizes purchases of our Series E convertible preferred stock by related persons:

Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Future Fund Investment Company No. 5	3,171,422	$100,000,010
Khosla Ventures(1)(2)	158,571	$4,999,997
DCVC(3)	63,428	$1,999,986
Bessemer Ventures Partners(4)(5)	112,268	$3,539,989

(1)

Affiliates of Khosla Ventures holding Rocket Lab securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Khosla Ventures Seed B, LP, Khosla Ventures Seed B (CF), LP, and Khosla Ventures V, LP. Affiliates of Khosla Ventures beneficially own approximately 31.7% of our outstanding capital stock as of April 15, 2021.

(2)	Sven Strohband, a member of Rocket Lab’s board of directors, is a partner at Khosla Ventures.
(3)	Matt Ocko, a member of Rocket Lab’s board of directors, is a partner at DCVC.
(4)

Affiliates of Bessemer Ventures Partners holding Rocket Lab securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Bessemer Venture Partners VIII Institutional L.P. and Bessemer Venture Partners VIII L.P. Affiliates of Bessemer Venture Partners beneficially own approximately 22.5% of our outstanding capital stock as of April 15, 2021.

(5)	David Cowan, a member of Rocket Lab’s board of directors, is a partner at Bessemer Venture Partners.

In connection with this transaction, Rocket Lab entered into that certain Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement, and Amended and Restated First Refusal and Co-Sale Agreement with each of the purchasers of Rocket Lab’s Series E convertible preferred stock, and certain other Rocket Lab stockholders (collectively, the “Investor Agreements”). Such Investor Agreements were subsequently amended and restated in connection with Rocket Lab’s Series E-1 convertible preferred stock financing. Other than the terms of the market stand-off provision contained in the Amended and Restated Investors’ Rights Agreement, the provisions of the Investor Agreements will cease to apply following the Closing of the Business Combination.

Series E-1 Convertible Preferred Stock Financing

On May 18, 2020, Rocket Lab sold an aggregate of 650,140 shares of its Series E-1 convertible preferred stock at a purchase price of $31.5316 per share, for an aggregate purchase price of $20,499,954. The following table summarizes purchases of Rocket Lab’s Series E-1 convertible preferred stock by related persons:

Stockholder	Shares of Series E-1 Convertible Preferred Stock	Total Purchase Price
Khosla Ventures(1)(2)	63,428	$1,999,986
DCVC(3)	31,714	$999,993
Bessemer Ventures Partners(4)(5)	47,571	$1,499,989

(1)

Affiliates of Khosla Ventures holding Rocket Lab securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Khosla Ventures Seed B, LP, Khosla Ventures Seed B (CF), LP, and Khosla Ventures V, LP. Affiliates of Khosla Ventures beneficially own approximately 31.7% of our outstanding capital stock as of April 15, 2021.

(2)	Sven Strohband, a member of Rocket Lab’s board of directors, is a partner at Khosla Ventures.
(3)	Matt Ocko, a member of Rocket Lab’s board of directors, is a senior managing partner at DCVC.
(4)

Affiliates of Bessemer Ventures Partners holding Rocket Lab securities, whose shares are aggregated for purposes of reporting the above share ownership information, are Bessemer Venture Partners VIII Institutional L.P. and Bessemer Venture Partners VIII L.P. Affiliates of Bessemer Venture Partners beneficially own approximately 22.5% of our outstanding capital stock as of April 15, 2021.

(5)	David Cowan, a member of Rocket Lab’s board of directors, is a partner at Bessemer Venture Partners.

In connection with this transaction, Rocket Lab, the purchasers of Rocket Lab’s Series E-1 convertible preferred stock, and certain other Rocket Lab stockholders, amended and restated the Investor Agreements. Other than the terms of the market stand-off provision contained in the Amended and Restated Investors’ Rights Agreement, the terms of the Investor Agreements will cease to apply following the Closing of the Business Combination.

2019 Stock Repurchase

In March 2019, Rocket Lab facilitated the sale of an aggregate of 625,564 shares of our outstanding common stock from holders of our common stock to Greenspring Opportunities IV, L.P. and Greenspring Secondaries Fund III, L.P., at a purchase price of $23.6487 per share for an aggregate purchase price of $14.3 million. Pursuant to this transaction, Greenspring Opportunities IV, L.P. and Greenspring Secondaries Fund III, L.P. repurchased 422,857 shares of Rocket Lab common stock from Peter Beck for $10,000,018.

Management Redemption Agreements

Pursuant to the Merger Agreement, Rocket Lab will enter into redemption agreements with certain members of its management pursuant to which Rocket Lab will redeem from such individuals shares of Rocket Lab common stock for an aggregate purchase price not to exceed $40,000,000 in connection with the Closing of the Business Combinations. The price paid per share, following the stock split that will occur in connection with the Charter Amendment, will be equal to the Implied Vector Share Price and the following individuals are expected to be offered the opportunity to enter into a redemption agreement for up to the following amount of Rocket Lab common stock: Peter Beck—$30,000,000; Adam Spice—$5,000,000 and Shaun O’Donnell—$5,000,000.

Certain Relationships and Related Person Transactions — New Rocket Lab

Second Amended and Restated Registration Rights Agreement

Pursuant to the Merger Agreement, New Rocket Lab, the Sponsor and certain other holders, including, among others, Peter Beck, Adam Spice, Shaun O’Donnell, entities affiliated with Khosla Ventures, entities affiliated with Bessemer Venture Partners, entities affiliated with Matt Ocko and Future Fund Investment Company No. 5 will enter into the Amended and Restated Registration Rights Agreement, pursuant to which New Rocket Lab will provide registration rights for these parties. This agreement will become effective upon the consummation of the Business Combination. See “Business Combination Proposal—Related Agreements—Second Amended and Restated Registration Rights Agreement,” which disclosure is incorporated herein by reference.

Indemnification Agreements

New Rocket Lab plans to enter into indemnification agreements with each of its directors and executive officers in connection with this offering. The indemnification agreements and the Proposed Bylaws will require New Rocket Lab to indemnify its directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Description of New Rocket Lab Securities—Limitations on Liability and Indemnification of Officers and Directors.” Each of Vector and Rocket Lab has also entered into similar agreements with each of its directors and certain of its executive officers prior to the Business Combination, which related to their service as directors and/or officers of Vector and Rocket Lab, as applicable.

Related Party Transaction Policy — Vector

Vector does not have a related party transaction policy; however, the charter of the audit committee of Vector’s board of directors provides for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee would be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that Vector has already committed to, the business purpose of the transaction, and the benefits of the transaction to Vector and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee must abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

Related Party Transaction Policy — Rocket Lab and New Rocket Lab

Rocket Lab does not have a formal policy regarding approval of transactions with related parties. In connection with the closing of the Business Combination, however, New Rocket Lab expects to adopt a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of the New Rocket Lab policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which New Rocket Lab and any related person are, were or will be participants and in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to New Rocket Lab as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of New Rocket Lab’s voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, New Rocket Lab management must present information regarding the related person transaction to its audit committee, or, if audit committee approval would be inappropriate, to another independent body of New Rocket Lab’s board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, New Rocket Lab will collect information that it deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable New Rocket Lab to identify any existing or potential related person transactions and to effectuate the terms of the policy.

All of the transactions described above under “Certain Relationships and Related Person Transactions — Rocket Lab”, as they relate to Rocket Lab, were entered into prior to the adoption of the written policy.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Vector is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a shareholder of New Rocket Lab, your rights will differ in some regards as compared to when you were a stockholder of Vector.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Vector and New Rocket Lab according to applicable law and/or the organizational documents of Vector and New Rocket Lab. You also should review the Proposed Certificate of Incorporation and the Proposed Bylaws of New Rocket Lab attached hereto as Annex C and Annex D to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Vector and New Rocket Lab.

	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware.	Companies Act (2021 Revision) of the Cayman Islands.

Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares entitled to vote on the merger agreement.

Certain mergers in which no more than 20% of the surviving acquirer’s stock is issued do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of the voting stock of a second corporation generally may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a general meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter unless otherwise specified in the certificate of incorporation or bylaws.	Under the Cayman Islands Companies Act and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being the affirmative vote of at least a majority of the shareholders present in person or represented by proxy at the general meeting and entitled to vote on such matter).

Requirement for Quorum	Quorum is a majority of shares entitled to vote present in person or represented by proxy unless otherwise specified in the certificate of incorporation or bylaws, but cannot be less than one third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.

Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger except in certain circumstances set forth in Section 262 of the DGCL.	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand under oath stating the purpose thereof, may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Governing Documents Proposal B).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

	Delaware	Cayman Islands
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty, including good faith, to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers

A corporation shall have the power to indemnify any person who is or was a party to any threatened, pending or completed proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (but, in the case of a proceeding brought by or on behalf of such corporation, only with respect to expenses) actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the proceeding was brought by or on behalf of the corporation, no indemnification may be made in respect of any claim, issue or matter as to which a person is adjudged liable to the corporation unless the Court of Chancery of the State of Delaware or the court in which such proceeding is brought determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

To the extent current or former directors or certain current or former

A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud or willful default.

	Delaware	Cayman Islands
officers are successful on the merits or otherwise in defense of any action, suit or proceeding (or any part thereof), a corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Limited Liability of Directors	Permits limiting or eliminating the personal liability of a director to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except with regard to breaches of duty of loyalty, acts or omissions not in good faith or intentional misconduct, unlawful repurchases or dividends, or transactions from which the director derived an improper personal benefit.	Liability of directors may be limited, except with regard to their own fraud or willful default.

Removal of Directors	Generally, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board, or, if there be classes of directors, at an election of the class of directors of which such director is a part.	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors	The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. Unless otherwise provided in the certificate of incorporation or the bylaws, the board may fill any vacancies or newly created directorships.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

DESCRIPTION OF NEW ROCKET LAB SECURITIES

The following summary of certain provisions of New Rocket Lab securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. In case of any conflict between the following summary and the provisions they purport to describe, the terms of the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law shall govern. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

Authorized Capitalization

General

The total amount of our authorized share capital consists of 2,500,000,000 shares of New Rocket Lab Common Stock and 100,000,000 shares of Preferred Stock. We expect to have approximately 447,328,234 shares of New Rocket Lab Common Stock outstanding immediately after the consummation of the Business Combination, assuming that none of New Rocket Lab’s outstanding shares of Common Stock are redeemed in connection with the Business Combination, and no shares of Preferred Stock outstanding immediately after the consummation of the Business Combination.

The following summary describes all material provisions of our capital stock. We urge you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively).

Common Stock

Voting rights. Each share of New Rocket Lab Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of New Rocket Lab Common Stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividend rights. Subject to preferences that may be applicable to any then outstanding Preferred Stock, the holders of New Rocket Lab Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Rights upon liquidation. In the event of New Rocket Lab’s liquidation, dissolution or winding up, holders of New Rocket Lab Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock.

Other rights. No holders of New Rocket Lab Common Stock will be entitled to preemptive, conversion, or subscription rights contained in the Proposed Certificate of Incorporation or Proposed Bylaws. There are no redemption or sinking fund provisions applicable to Vector Common Stock. The rights, preferences, and privileges of the holders of New Rocket Lab Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that may be designated and issued in the future.

Preferred Stock

Under the Proposed Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The board of directors of New Rocket Lab may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of New Rocket Lab Common Stock and the voting and other rights of the holders of Vector Common Stock. We have no current plans to issue any shares of Preferred Stock.

Election of Directors and Vacancies

Subject to the rights of any series of New Rocket Lab Preferred Stock then outstanding to elect additional directors under specified circumstances, the directors on the New Rocket Lab Board will initially consist of six (6) directors, and be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively. The initial term of office of the Class I directors will expire at New Rocket Lab’s first annual meeting of stockholders following the initial classification of the New Rocket Lab Board, the initial term of office of the Class II directors shall expire at New Rocket Lab’s second annual meeting of stockholders following the initial classification of the New Rocket Lab Board and the initial term of office of the Class III directors shall expire at New Rocket Lab’s third annual meeting of stockholders following the initial classification of the New Rocket Lab Board. At each annual meeting of stockholders following the initial classification of the New Rocket Lab Board, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of New Rocket Lab stockholders after their election.

Under the Proposed Bylaws, except as may be required in the Proposed Certificate of Incorporation, directors shall be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Each director of New Rocket Lab shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, or removal. Subject to the rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Proposed Certificate of Incorporation and applicable law. All vacancies occurring on the New Rocket Lab Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth below.

Subject to the rights of any series of New Rocket Lab Preferred Stock then outstanding, any vacancy occurring in the New Rocket Lab Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office for the class in which the vacancy was created or occurred or, in the case of newly created directorships, the class to which the director has been assigned expires and until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, or removal.

Quorum

Except as otherwise provided by applicable law, the Proposed Certificate of Incorporation or the Proposed Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If less than a quorum is present at a meeting, the stockholders representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New Rocket Lab. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Rocket Lab to first negotiate with the New Rocket Lab Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Rocket Lab Common Stock (or units or warrants) remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Vector Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the New Rocket Lab Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Rocket Lab by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New Rocket Lab Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

The Proposed Certificate of Incorporation provides that holders of New Rocket Lab Common Stock may not take action by written consent, but may only take action at annual or special meetings of the stockholders of New Rocket Lab. As a result, a holder controlling a majority of New Rocket Lab capital stock would not be able to amend the Proposed Bylaws or remove directors without holding a meeting of the stockholders of New Rocket Lab called in accordance with the Proposed Bylaws. The Proposed Bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairperson of the board of directors or New Rocket Lab’s Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of the stockholders of New Rocket Lab to force consideration of a proposal or for stockholders controlling a majority of New Rocket Lab’s capital stock to take any action, including the removal of directors.

The Proposed Bylaws will provide advance notice procedures for stockholders seeking to bring business before a New Rocket Lab annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. The Proposed Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before New Rocket Lab’s annual meeting of stockholders or from making nominations for directors at New Rocket Lab’s annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment to Certificate of Incorporation and Bylaws

New Rocket Lab may amend or repeal any provision contained in the Proposed Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders are granted subject to this reservation. Notwithstanding any provision of the Proposed Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, subject to the rights of any outstanding series of Preferred Stock, but in addition to any vote of the holders of any class or series of the stock of New Rocket Lab required by law, (i) the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Rocket Lab entitled to vote on such amendment, voting together as a single class, and (ii) the affirmative rate of two-thirds of the voting power of the outstanding shares of each class entitled to vote thereon as a class will be required to amend or repeal certain provisions of the Proposed Certificate of Incorporation.

The New Rocket Lab Board shall have the power to adopt, amend or repeal the Proposed Bylaws. Any adoption, amendment or repeal of the Proposed Bylaws by the New Rocket Lab Board shall require the approval of a majority of the directors on the New Rocket Lab Board then in office. The stockholders shall also have power to adopt, amend or repeal the Proposed Bylaws. Notwithstanding any other provision of the Proposed Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of New Rocket Lab required by applicable law or by the Proposed Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of New Rocket Lab entitled to vote on such amendment, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Proposed Bylaws.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

(1)

the board of directors approves the acquisition of stock resulting in such person becoming an interested stockholder or the business combination before the time that the person becomes an interested stockholder;

(2)

upon consummation of the transaction resulting in such person becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the business combination commences (excluding voting stock owned by directors who are also officers and certain employee stock plans); or

(3)

the business combination is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Limitations on Liability and Indemnification of Officers and Directors

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. As permitted by the DGCL, the Proposed Certificate of Incorporation to be effective upon consummation of the Business Combination contains provisions that eliminate the personal liability of directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following (i) any breach of a director’s duty of loyalty to New Rocket Lab or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit. As permitted by the DGCL, the Proposed Bylaws provide that: (i) New Rocket Lab is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions; (ii) New Rocket Lab may indemnify its other employees and agents as set forth in the DGCL; (iii) New Rocket Lab is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and (iv) the rights conferred in the restated bylaws are not exclusive.

Prior to consummation of the Business Combination, New Rocket Lab will enter into indemnification agreements with each director and executive officer to provide these individuals additional contractual assurances regarding the scope of the indemnification set forth in the Proposed Certificate of Incorporation and Proposed Bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of New Rocket Lab for which indemnification is sought. The indemnification provisions in the Proposed Certificate of Incorporation, Proposed Bylaws, and the indemnification agreements entered into or to be entered into between New Rocket Lab and each of its directors and executive officers may be sufficiently broad to permit indemnification of New Rocket Lab’s directors and executive officers for liabilities arising under the Securities Act. New Rocket Lab currently carries liability insurance for its directors and officers. Certain of New Rocket Lab’s directors are also indemnified by their employers with regard to service on our board of directors.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation requires, to the fullest extent permitted by law, unless New Rocket Lab consents in writing to the selection of an alternative forum, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of New Rocket Lab; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of New Rocket Lab to New Rocket Lab or New Rocket Lab’s stockholders; (iii) any action asserting a claim against New Rocket Lab or any current or former director, officer or other employee or stockholder of New Rocket Lab arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws; or (iv) any action asserting a claim against New Rocket Lab or any current or former director, officer or other employee or stockholder of New Rocket Lab governed by the internal affairs doctrine.

In addition, the Proposed Certification of Incorporation require that, unless New Rocket Lab consents in writing to the selection of an alternative forum, the federal district courts of United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Warrants

New Rocket Lab Public Warrants

Each New Rocket Lab whole warrant entitles the registered holder to purchase one share of New Rocket Lab Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of Vector’s initial public offering (which will occur on September 8, 2021) and 30 days after the completion of the Business Combination, provided in each case that New Rocket Lab has an effective registration statement under the Securities Act covering the New Rocket Lab Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Rocket Lab Common Stock. This means only a whole exercised at a given time by a warrant holder. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New Rocket Lab Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the New Rocket Lab Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a share of New Rocket Lab Common Stock upon exercise of a warrant unless the share of New Rocket Lab Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of the Business Combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the shares of New Rocket Lab Common Stock issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of New Rocket Lab Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if our shares of New Rocket Lab Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of New Rocket Lab Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of New Rocket Lab Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New Rocket Lab Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the New Rocket Lab Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the New Rocket Lab Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like)

for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the New Rocket Lab Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those New Rocket Lab Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of New Rocket Lab Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per New Rocket Lab Common Stock equals or exceeds $10.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of New Rocket Lab Common Stock (as defined below) except as otherwise described below;

•

if, and only if, the closing price of the shares of New Rocket Lab Common Stock equals or exceeds $10.00 per public share (as adjusted for share subdivisions, share dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•

if the closing price of the New Rocket Lab Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, reclassifications, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of New Rocket Lab Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the New Rocket Lab Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on volume weighted average price of the shares of New Rocket Lab Common Stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of New Rocket Lab Common Stock issuable upon exercise of a warrant is adjusted as set forth below in the first three paragraphs discussing anti-dilution adjustments. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Ordinary Shares
	≤ 10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥ 18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Rocket Lab Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the shares of New Rocket Lab Common Stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of New Rocket Lab Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the shares of New Rocket Lab Common Stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of New Rocket Lab Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of New Rocket Lab Common Stock per warrant. Finally, as reflected in the warrant may be table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of New Rocket Lab Common Stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which only provide for a redemption of warrants for cash (other than the private placement warrants)

when the trading price for the shares of New Rocket Lab Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of New Rocket Lab Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of our shares of New Rocket Lab Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares of New Rocket Lab Common Stock for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the shares of New Rocket Lab Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of New Rocket Lab Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of New Rocket Lab Common Stock than they would have received if they had chosen to wait to exercise their warrants for shares of New Rocket Lab Common Stock if and when such shares were trading at a price higher than the exercise price of $11.50.

No fractional shares of New Rocket Lab Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of New Rocket Lab Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New Rocket Lab Common Stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of Vector Common Stock, New Rocket Lab (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Rocket Lab Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of New Rocket Lab Common Stock is increased by a capitalization or share dividend payable in shares of Vector Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of New Rocket Lab Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase shares of New Rocket Lab Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of New Rocket Lab Common Stock equal to the product of (i) the number of shares of New Rocket Lab Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Vector Common

Stock) and (ii) one minus the quotient of (x) the price per share of New Rocket Lab Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for shares of Vector Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of shares of New Rocket Lab Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of New Rocket Lab Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of New Rocket Lab Common Stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New Rocket Lab Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of New Rocket Lab Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of shares of New Rocket Lab Common Stock in connection with the Business Combination or (d) to satisfy the redemption rights of the holders of New Rocket Lab Common Stock in connection with the shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our New Rocket Lab Common Stock the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to the rights of holders of Vector Common Stock or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Rocket Lab Common Stock in respect of such event.

If the number of outstanding shares of New Rocket Lab Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of share of New Rocket Lab Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Rocket Lab Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Vector Common Stock.

Whenever the number of shares of New Rocket Lab Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Rocket Lab Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Rocket Lab Common Stock so purchasable immediately thereafter.

In addition, if (x) we issue additional New Rocket Lab Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the New Rocket Lab Board and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “newly issued price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of New Rocket Lab Common Stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “market value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of New Rocket Lab Common Stock (other than those described above or that solely affects the par value of such shares of Vector Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Vector Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Rocket Lab Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Rocket Lab Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of New Rocket Lab Common Stock in such a transaction is payable in the form of shares of New Rocket Lab Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in Vector’s prospectus, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of shares of New Rocket Lab Common Stock and any voting rights until they exercise their warrants and receive shares of Vector Common Stock. After the issuance of New Rocket Lab Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of New Rocket Lab Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants. The private placement warrants (including the shares of New Rocket Lab Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants, and they will not be redeemable by us, except as described above when the price per share of New Rocket Lab Common Stock equals or exceeds $10.00, so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants. Any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants will require a vote of holders of at least 50% of the number of the then outstanding private placement warrants.

Except as described above regarding redemption procedures and cashless exercise in respect of the public warrants, if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Rocket Lab Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Rocket Lab Common Stock underlying the warrants, multiplied by the excess of the “historical fair market value” (defined below) over the exercise price of the warrants by (y) the historical fair market value. The “historical fair market value” will mean the average reported closing price of the shares of New Rocket Lab Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Transfer Agent and Warrant Agent

The transfer agent for New Rocket Lab Common Stock and warrant agent for the New Rocket Lab public warrants and private placement warrants will be                                         .

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW ROCKET LAB COMMON STOCK

Resales under Rule 144

Under the Securities Act, securities may be sold only if the sale is registered under the Securities Act or qualifies for an exemption from registration, including an exemption under Rule 144 under the Securities Act (“Rule 144”).

Rule 144(b)(1) provides a safe harbor pursuant to which certain persons may sell shares of New Rocket Lab Common Stock that constitute “restricted securities” as defined in Rule 144 without registration under the Securities Act. “Restricted securities” include, among other things, securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. In general, the conditions that must be met for a person to sell shares of New Rocket Lab Common Stock pursuant to Rule 144(b)(1) are as follows: (i) the person selling the shares must not be an affiliate of New Rocket Lab at the time of the sale, and must not have been an affiliate of New Rocket Lab during the preceding three months, and (2) either (A) at least one year must have elapsed since the date of acquisition of the restricted securities from New Rocket Lab or any of its affiliates or (B) if New Rocket Lab satisfies the current public information requirements set forth in Rule 144, at least six months have elapsed since the date of acquisition of the restricted securities from New Rocket Lab or any of its affiliates.

Rule 144(b)(2) provides a safe harbor pursuant to which persons who are affiliates of New Rocket Lab may sell shares of its stock, whether restricted securities or not, without registration under the Securities Act if certain conditions are met. In general, the conditions that must be met for a person who is an affiliate of New Rocket Lab (or has been within three months prior to the date of sale) to sell shares of stock of New Rocket Lab pursuant to Rule 144(b)(2) are as follows (1) if the shares being sold are restricted securities, at least six months must have elapsed since the date of acquisition of the shares of stock from New Rocket Lab or any of its affiliates, (2) the seller must comply with volume limitations, manner of sale restrictions and notice requirements and (3) New Rocket Lab must satisfy the current public information requirements set forth in Rule 144. In order to comply with the volume limitations, a seller may not sell, in any three month period, more than the following number of shares:

•	1.0% of the shares of New Rocket Lab Common Stock then outstanding as shown by the most recent report or statement published by New Rocket Lab;

•

the average weekly reported volume of trading in New Rocket Lab Common Stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the notice required to be filed by the seller under Rule 144 or if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker; or

•

the average weekly volume of trading in such securities reported pursuant to an effective transaction report plan or an effective national market system plan, as defined in Regulation NMS under the Exchange Act, during the four week period described in the preceding bullet.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company unless the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, New Rocket Lab will no longer be a shell company, and as a result, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of shares of New Rocket Lab Common Stock.

Rule 145

The shares of New Rocket Lab Common Stock to be issued to certain persons or entities pursuant to the registration statement of which this proxy statement/prospectus forms a part will be subject to the provisions of Rule 145 under the Securities Act (“Rule 145”). Under Rule 145, a person or entity that is an affiliate of a party to the Mergers at the time they are submitted for vote or consent is deemed to be an underwriter in connection with any transaction to publicly offer or sell securities acquired in the Mergers unless the following conditions are met:

•	the conditions set forth under “Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies” are met; and

•

either (i) the sale occurs at least 90 days after the securities were acquired in the Mergers and the conditions applicable to resales under Rule 144(b)(2), other than the notice requirement, are satisfied or (ii) for a person who is not an affiliate of New Rocket Lab on the date of sale (and has not been an affiliate of New Rocket Lab within three months prior to the date of sale), either (A) at least one year has elapsed since the securities were acquired in the Mergers or (B) if New Rocket Lab satisfies the current public information requirements set forth in Rule 144, at least six months have elapsed since the securities were acquired in the Mergers.

Securities subject to Rule 145 may be resold pursuant to a registration statement registering their resale, such as the registration statement of which this proxy statement/prospectus forms a part, which is also registering the resales of the securities acquired in the Mergers set forth under “Selling Stockholders.”

NEW ROCKET LAB STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

New Rocket Lab’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. New Rocket Lab’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement thereto), (ii) by or at the direction of the New Rocket Lab Board or any committee thereof or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record at the time of giving of the notice and at the time of the annual meeting, is a stockholder of record who is entitled to vote at such meeting who has complied with the notice procedures specified in New Rocket Lab’s Proposed Bylaws. To be timely for New Rocket Lab’s annual meeting of stockholders, New Rocket Lab’s secretary must receive the written notice at New Rocket Lab’s principal executive offices (a) not later than the 90th day; and (b) not earlier than the 120th, in each case, day before the one-year anniversary of the preceding year’s annual meeting held by New Rocket Lab or, with respect to periods prior to the Domestication, Vector.

In the event that no annual meeting was held in the previous year by New Rocket Lab or, with respect to periods prior to the Domestication, Vector or New Rocket Lab holds its annual meeting of stockholders more than 30 days before or 60 days after the one-year anniversary of a preceding year’s annual meeting held by Vector, notice of a stockholder proposal must be received no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The chairperson of the annual meeting will have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with these procedures. If any proposed nomination or business is not in compliance, the chairperson may declare that such defective proposal or nomination can be disregarded. Assuming that the 2022 annual meeting of New Rocket Lab is not advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the date of the 2021 annual general meeting of Vector, we must receive notice of your intention to introduce a nomination or other item of business at the 2022 annual meeting after                , 2022 and no later than                , 2022.

Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2022 annual meeting of New Rocket Lab (or, if the Domestication and Business Combination are not approved, the 2022 annual general meeting of Vector) pursuant to Rule 14a-8 must be received at our principal on or before                 , 2022.

Stockholder Director Nominees

New Rocket Lab’s Proposed Bylaws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by New Rocket Lab’s Proposed Bylaws. In addition, the stockholder must give timely notice to New Rocket Lab’s secretary in accordance with New Rocket Lab’s Proposed Bylaws, which, in general, require that the notice be received by New Rocket Lab’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

VECTOR SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Vector Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105. Following the Business Combination, such communications should be sent in care of Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, California 90808. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Kirkland & Ellis LLP has passed upon the validity of the securities of New Rocket Lab offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements (as restated) of Vector Acquisition Corporation as of December 31, 2020 and for the period from July 28, 2020 (inception) through December 31, 2020 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Rocket Lab USA, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to going concern. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDERS

Pursuant to the rules of the SEC, Vector and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Vector’s annual report to shareholders and Vector’s proxy statement. Upon written or oral request, Vector will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Vector delivers single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Vector delivers single copies of such documents in the future. Shareholders may notify Vector of their requests by calling or writing Vector at its principal executive offices at One Market Street, Steuart Tower, 23rd Floor, San Francisco, California or (415) 293-5000.

ENFORCEABILITY OF CIVIL LIABILITY

Vector is a Cayman Islands exempted company. If Vector does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Vector. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Vector in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Vector may be served with process in the United States with respect to actions against Vector arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Vector’s securities by serving Vector’s U.S. agent irrevocably appointed for that purpose.

TRANSFER AGENT AND REGISTRAR

The transfer agent for Vector’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Vector and Rocket Lab have filed a registration statement on Form S-4 to register the issuance of the securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Vector files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Vector at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Vector has been supplied by Vector, and all information relating to Rocket Lab has been supplied by Rocket Lab. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

470 West Avenue

Stamford CT 06902

Individuals call toll-free: (800) 662-5200

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INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of Vector Acquisition Corporation

Audited Financial Statements of Rocket Lab USA, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Vector Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Vector Acquisition Corporation (the “Company”) as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from July 28, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from July 28, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

May 3, 2021

VECTOR ACQUISITION CORPORATION

BALANCE SHEET

DECEMBER 31, 2020

(As Restated)

ASSETS
Current assets
Cash	$865,903
Prepaid expenses	366,647

Total Current Assets	1,232,550
Investment held in Trust Account	320,004,846

TOTAL ASSETS	$321,327,396

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities — accrued expenses	$217,395
Warrant liabilities	24,562,667
Deferred underwriting fee payable	11,200,000

Total Liabilities	35,980,062

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 28,025,733 shares at $10.00 per share	280,257,330
Shareholders’ Equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 450,000,000 shares authorized; 3,974,267 shares issued and outstanding (excluding 28,025,733 shares subject to possible redemption)	397
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,000,000 shares issued and outstanding	800
Additional paid-in capital	17,340,758
Accumulated deficit	(12,341,951)

Total Shareholders’ Equity	5,000,004

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$321,327,396

The accompanying notes are an integral part of these financial statements.

VECTOR ACQUISITION CORPORATION

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JULY 28, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

Formation and operating costs	$357,463

Loss from operations	(357,463)
Other income:
Interest earned on investment held in Trust Account	4,846
Change in fair value of warrant liabilities	11,989,334

Net Loss	$(12,341,951)

Weighted average shares outstanding of Class A redeemable ordinary shares	31,553,191

Basic and diluted net income per share, Class A redeemable ordinary shares	$0.00

Weighted average shares outstanding of Class B non-redeemable ordinary shares	7,732,484

Basic and diluted net loss per share, Class B non-redeemable ordinary shares	$(1.60)

The accompanying notes are an integral part of these financial statements.

VECTOR ACQUISITION CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD FROM JULY 28, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance — July 28, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Sale of 32,000,000 Units, net of underwriting discounts, offering costs, and warrant liabilities	32,000,000	3,200	—	—	293,544,418	—	293,547,618
Excess of proceeds from the sale of private placement warrants to Sponsor	—	—	—	—	4,026,667	—	4,026,667
Forfeiture of Founder Shares	—	—	(625,000)	(63)	63	—	—
Class A ordinary shares subject to possible redemption	(28,025,733)	(2,803)	—	—	(280,254,527)	—	(280,257,330)
Net loss	—	—	—	—	—	(12,341,951)	(12,341,951)

Balance — December 31, 2020	3,974,267	$397	8,000,000	$800	$17,340,758	$(12,341,951)	$5,000,004

The accompanying notes are an integral part of these financial statements.

VECTOR ACQUISITION CORPORATION

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JULY 28, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

Cash Flows from Operating Activities:
Net loss	$(12,341,951)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investment held in Trust Account	(4,846)
Change in fair value of warrant liabilities	11,989,334
Changes in operating assets and liabilities:
Prepaid expenses	(366,647)
Accrued expenses	217,395

Net cash used in operating activities	(506,715)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(320,000,000)

Net cash used in investing activities	(320,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	313,600,000
Proceeds from sale of Private Placement Warrants	8,400,000
Proceeds from promissory note — related party	300,000
Repayment of promissory note — related party	(300,000)
Payments of offering costs	(627,382)

Net cash provided by financing activities	321,372,618

Net Change in Cash	865,903
Cash — Beginning	—

Cash — Ending	$865,903

Non-Cash Investing and Financing Activities:
Initial classification of Class A ordinary shares subject to possible redemption	$291,793,080

Change in value of Class A ordinary shares subject to possible redemption	$(11,535,750)

Initial classification of warrant liability	$12,573,333

Deferred underwriting fee payable	$11,200,000

Offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000

Forfeiture of Founder Shares	$(68)

The accompanying notes are an integral part of these financial statements.

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Vector Acquisition Corporation (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on July 28, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from July 28, 2020 (inception) through December 31, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination and activities in connection with the proposed acquisition of Rocket Lab USA, Inc., a Delaware corporation (“Rocket Lab”) (see Note 11). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on September 24, 2020. On September 29, 2020 the Company consummated the Initial Public Offering of 30,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300,000,000 which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 5,333,333 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to Vector Acquisition Partners, L.P. (the “Sponsor”), generating gross proceeds of $8,000,000, which is described in Note 5.

In October 2020, the underwriters notified the Company of their intention to partially exercise their over-allotment option on October 20, 2020. As such, on October 20, 2020, the Company consummated the sale of an additional 2,000,000 Units, at $10.00 per Unit, and the sale of an additional 266,667 Private Placement Warrants, at $1.50 per Private Warrant, generating total gross proceeds of $20,400,000.

Transaction costs amounted to $18,252,382, consisting of $6,400,000 of underwriting fees, $11,200,000 of deferred underwriting fees and $652,382 of other offering costs.

Following the closing of the Initial Public Offering on September 29, 2020 and the underwriters’ partial exercise of their over-allotment on October 20, 2020, an amount of $320,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in the Trust Account and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination (initially $10.00 per Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the final prospectus relating to our initial public offering. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote the Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.

The Company will have until September 29, 2022 to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants (as defined in Note 4) and Private Placement Warrants issued in connection with its Initial Public Offering (see Note 5) as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of ordinary shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”).

In connection with the release of the Securities and Exchange Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” on April 12, 2021, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, in consultation with the Company’s audit committee, the Company’s management concluded that the Company’s Private Placement Warrants are not indexed to the Company’s ordinary shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, in consultation with the Company’s audit committee, the Company’s management concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the above, the Company should have classified the warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.

	As Previously Reported	Adjustments	As Restated
Balance sheet as of September 29, 2020 (audited)
Warrant Liability	$—	$12,573,333	$12,573,333
Ordinary Shares Subject to Possible Redemption	285,853,760	(12,573,333)	273,280,427
Class A Ordinary Shares	141	126	267
Additional Paid-in Capital	5,017,854	(126)	5,017,728
Shareholders’ Equity	5,000,010	0	5,000,010

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

	As Previously Reported	Adjustments	As Restated
Balance sheet as of September 30, 2020 (unaudited)
Warrant Liability	$—	$13,340,000	$13,340,000
Ordinary Shares Subject to Possible Redemption	285,851,910	(13,340,000)	275,511,910
Class A Ordinary Shares	141	134	275
Additional Paid-in Capital	5,019,704	766,533	5,786,237
Accumulated Deficit	(20,698)	(766,667)	(787,365)
Shareholders’ Equity	5,000,010	0	5,000,010
Balance sheet as of December 31, 2020 (audited)
Warrant Liability	$—	$24,562,667	$24,562,667
Ordinary Shares Subject to Possible Redemption	304,820,000	(24,562,670)	280,257,330
Class A Ordinary Shares	152	245	397
Additional Paid-in Capital	5,351,666	11,989,092	17,340,758
Accumulated Deficit	(352,617)	(11,989,334)	(12,341,951)
Shareholders’ Equity	5,000,001	3	5,000,004
Period from July 28, 2020 (inception) to September 30, 2020 (unaudited)
Change in fair value of warrant liability	$—	$766,667	$766,667
Net loss	(20,698)	(766,667)	(787,365)
Basic and diluted net loss per share, Class B	(0.00)	(0.10)	(0.10)
Period from July 28, 2020 (inception) to December 31, 2020 (audited)
Change in fair value of warrant liability	$—	$(11,989,334)	$(11,989,334)
Net loss	(352,617)	(11,989,334)	(12,341,951)
Basic and diluted net loss per share, Class B	(0.05)	(1.55)	(1.60)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The initial fair value of the warrants was estimated using a Monte Carlo simulation approach (see Note 10) while the December 31, 2020 fair value of the warrants was based on the public trading price of the warrants.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Income Taxes

ASC Topic 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per ordinary share is computed by dividing net loss by the weighted average number of Class A

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

ordinary shares outstanding for the period. The calculation of diluted loss per ordinary share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) Private Placement Warrants since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. The warrants are exercisable to purchase 16,266,667 shares of Class A ordinary shares in the aggregate.

The Company’s statements of operations includes a presentation of income (loss) per ordinary share for ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per ordinary share, basic and diluted, for Class A redeemable ordinary shares is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable ordinary shares outstanding since original issuance. Net loss per ordinary share, basic and diluted, for Class B non-redeemable ordinary shares is calculated by dividing the net loss, adjusted for income attributable to Class A redeemable ordinary shares, by the weighted average number of Class B non-redeemable ordinary shares outstanding for the period. Class B non-redeemable ordinary shares includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net loss per ordinary share (in dollars, except per share amounts):

For the Period from July 28, 2020 (inception) Through December 31, 2020
Redeemable Class A Ordinary Shares
Numerator: Earnings allocable to Redeemable Class A Ordinary Shares
Interest Income	$4,846

Net Earnings	$4,846
Denominator: Weighted Average Redeemable Class A Ordinary Shares
Redeemable Class A Ordinary Shares, Basic and Diluted	31,553,191
Earnings/Basic and Diluted Redeemable Class A Ordinary Shares	$0.00
Non-Redeemable Class B Ordinary Shares
Numerator: Net Loss minus Redeemable Net Earnings
Net Loss	$(12,341,951)
Redeemable Net Earnings	$(4,846)

Non-Redeemable Net Loss	$(12,346,797)
Denominator: Weighted Average Non-Redeemable Class B Ordinary Shares
Non-Redeemable Class B Ordinary Shares, Basic and Diluted(1)	7,732,484
Loss/Basic and Diluted Non-Redeemable Class B Ordinary Shares	$(1.60)

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1)	As of December 31, 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the shareholders.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheet, primarily due to their short-term nature.

As of December 31, 2020, the carrying values of cash, accounts payable and accrued expenses approximate their fair values due to the short-term nature of the instruments. The Company’s portfolio of marketable securities held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less. The fair value for trading securities is determined using quoted market prices in active markets.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 30,000,000 Units, at a purchase price of $10.00 per Unit. In connection with the underwriters’ partial exercise of the over-allotment option on October 20, 2020, the Company sold an additional 2,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 9).

NOTE 5 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 5,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $8,000,000. In connection with the underwriters’ partial exercise of the over-allotment option on October 20, 2020, the Company sold an additional 266,667 Private Placement Warrants, at a purchase price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $400,000. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 9). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 6 — RELATED PARTY TRANSACTIONS

Founder Shares

On July 30, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 8,625,000 Class B ordinary shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. In connection with the underwriters’ partial exercise of the over-allotment option and the forfeiture of the remaining over-allotment option, 625,000 Founder Shares were forfeited and 500,000 Founder Shares are no longer subject to forfeiture resulting in an aggregate of 8,000,000 Founder Shares outstanding at October 20, 2020.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement, commencing on September 24, 2020, to pay an affiliate of the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For period from July 28, 2020 (inception) through December 31, 2020, the Company incurred $32,000 in fees for these services, of which such amount is included in accrued expenses in the accompanying balance sheet.

Promissory Note — Related Party

On July 30, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 and (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $300,000 was repaid at the closing of the Initial Public Offering on September 29, 2020.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2020, the Company had no outstanding borrowings under the Working Capital Loans.

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 global pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Shareholders Rights

Pursuant to a registration and shareholder rights agreement entered into on September 24, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) will be entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $11,200,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 8 — SHAREHOLDERS’ EQUITY

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 450,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 3,974,267 Class A ordinary shares issued and outstanding, excluding 28,025,733 Class A ordinary shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 8,625,000 Class B ordinary shares issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

NOTE 9 — DERIVATIVE WARRANT LIABILITIES

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the fair market value of the Class A ordinary shares;

•

if, and only if, the closing price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•

if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption, as described above, any holder that wishes to exercise the Public Warrants may do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants included in the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 10—FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2020, assets held in the Trust Account were comprised of $320,004,846 in money market funds which are invested primarily in U.S. Treasury Securities. During the year ended December 31, 2020, the Company did not withdraw any interest income from the Trust Account.

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	December 31, 2020
Assets:
Cash and marketable securities held in Trust Account	1	$320,004,846
Liabilities:
Warrant Liability – Public Warrants	1	$16,106,667
Warrant Liability – Private Placement Warrants	3	$8,456,000

The warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our consolidated balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations.

Initial Measurement

The Company established the initial fair value for the warrants on September 29, 2020, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A ordinary shares and one-third of one Public Warrant) and (ii) the sale of Private Placement Warrants, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as Class A ordinary shares subject to possible redemption, and Class A ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Monte Carlo simulation model were as follows at their measurement dates:

Input	September 29, 2020 (Initial Measurement)
Risk-free interest rate	0.3%
Expected term to initial business combination (years)	0.6
Expected volatility	15.0%
Exercise price	$11.50
Fair value of Units	$10.12

On September 29, 2020, the Private Placement Warrants and Public Warrants were determined to be $0.82 per warrant for aggregate values of $4.4 million and $8.2 million, respectively.

Subsequent Measurement

The warrants are measured at fair value on a recurring basis. The subsequent measurement of the warrants as of September 30, 2020 is classified as Level 3 due to the use of unobservable inputs. The subsequent measurement of the Public Warrants as of December 31, 2020 is classified as Level 1 due to the use of an observable market quote in an active market and the subsequent measurement of the Private Placement Warrants as December 31, 2020 is classified Level 3 due to the use of unobservable inputs.

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

As of September 30, 2020, the aggregate value of the Private Placement Warrants and Public Warrants was $4.9 million and $9.3 million, respectively.

Input	September 30, 2020
Risk-free interest rate	0.3%
Expected term to initial business combination (years)	0.6
Expected volatility	15.0%
Exercise price	$11.50
Fair value of Units	$10.14

As of December 31, 2020, the aggregate values of the Private Placement Warrants and Public Warrants were $8.5 million and $16.1 million, respectively.

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Level	Public	Level	Warrant Liabilities
Fair value as of July 28, 2020 (inception)	$—		$—		$—
Initial measurement on September 29, 2020	4,373,333	3	8,200,000	3	12,573,333
Change in valuation inputs or other assumptions	266,667		500,00		766,667
Fair value as of September 30, 2020	4,640,000	3	8,700,000	3	13,340,000
Change in valuation inputs or other assumptions	3,816,000		7,406,667		11,222,667

Fair value as of December 31, 2020	$8,456,000	3	$16,106,667	1	$24,562,667

Due to the use of quoted prices in an active market (Level 1) to measure the fair value of the Public Warrants, subsequent to initial measurement, the Company had transfers out of Level 3 totaling $16,106,667 during the period from September 29, 2020 through December 31, 2020.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3.

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 11 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below and in Note 2, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 1, 2021, the Company entered into an Agreement and Plan of Merger with Rocket Lab, and Prestige USA Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Rocket Lab (“Merger Sub”).

VECTOR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of the Company and Rocket Lab.

As a consequence of the merger, the Company will domesticate as a Delaware corporation (the “Domestication” and the Company following the Domestication, “Delaware Vector”) and, in connection therewith, (a) the Class A ordinary shares, par value $0.0001 per share, of Vector (the “Class A Shares”) and the Class B ordinary shares, par value $0.0001 per share, of Vector (the “Class B Shares”), issued and outstanding immediately prior to the Domestication will convert into an equal number of shares of common stock, par value $0.0001 per share, of Vector Delaware (the “Delaware Vector Common Stock”); (b) Vector’s warrants to purchase Class A Shares issued and outstanding immediately prior to the Domestication will convert into an equal number of warrants to purchase Delaware Vector Common Stock (the “Delaware Vector Warrants”) and (c) Vector’s units that have not been separated into Class A Shares and warrants issued and outstanding immediately prior to the Domestication will convert into an equal number of units of Delaware Vector (the “Delaware Vector Units”).

Immediately following the Domestication, Merger Sub will merge with and into Delaware Vector, with Delaware Vector surviving the merger as a wholly owned subsidiary of Rocket Lab (the “First Merger”), and in connection therewith, (a) the shares of Delaware Vector Common Stock (other than any treasury shares, shares held by Delaware Vector or any dissenting shares) issued and outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) will convert into an equal number of shares of Rocket Lab Common Stock; (b) the Delaware Vector Warrants that are outstanding and unexercised immediately prior to the First Effective Time will convert into an equal number of warrants to purchase Rocket Lab Common Stock (the “Assumed Warrants”) and (c) the Delaware Vector Units that are outstanding immediately prior to the First Effective Time will convert into an equal number of units of Rocket Lab (the “Assumed Units”); and immediately following the First Effective Time, Rocket Lab will merge with and into Delaware Vector, with Delaware Vector surviving the merger (Delaware Vector as the surviving corporation, “Pubco” and such merger, the “Second Merger” and, together with the First Merger, the “Mergers”). If the closing price of Pubco Common Stock is equal to or greater than $20.00 for a period of at least 20 days out of 30 consecutive trading days during the period commencing on the 90th day following the Closing and ending on the 180th day following the Closing, the Rocket Lab stockholders will be entitled to receive additional shares of Pubco Common Stock equal to 8% of the Aggregate Share Consideration.

The Domestication, the Mergers and the other transactions contemplated by the Agreement are hereinafter referred to as the “Business Combination”. The Business Combination is expected to close in the third quarter of 2021, subject to the satisfaction of certain customary closing conditions.

Concurrently with the execution of the Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and Vector agreed to issue and sell to such PIPE Investors, immediately prior to Closing, an aggregate of 46,700,000 shares of Pubco Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $467,000,000 (the “PIPE Financing”).

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Vector will grant the investors in the PIPE Financing certain customary registration rights.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Rocket Lab USA, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rocket Lab USA, Inc and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in redeemable convertible preferred stock and shareholders’ deficit, and consolidated statements of cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche, LLP

Los Angeles, California

May 7, 2021

We have served as the Company’s auditor since 2018.

ROCKET LAB

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

(In thousands, except share data)

Assets	2020	2019
Current assets:
Cash and cash equivalents	$52,792	$95,878
Accounts receivable, net	$2,730	$1,185
Contract assets	$2,045	$7,064
Inventories	$26,135	$14,157
Prepaids and other current assets	$9,412	$6,346

Total current assets	$93,114	$124,630
Non-Current Assets:
Property, plant and equipment, net	$49,832	$36,193
Intangible asset, net	$11,349	$1,329
Goodwill	$3,133	$—
Right-of-use assets - operating leases	$26,902	$26,608
Right-of-use assets - finance leases	$—	$2,924
Restricted cash	$1,141	$1,816
Deferred tax assets	$2,398	$1,685

Total Assets	$187,869	$195,185

Liabilities, Redeemable Convertible Preferred Stock and Shareholders’ Equity
Current liabilities:
Trade payables	$3,368	$6,460
Accrued expenses	$6,571	$3,567
Employee benefits payable	$4,582	$3,045
Contract liabilities	$26,132	$10,211
Finance lease liabilities	$—	$2,246
Other current liabilities	$7,766	$6,415

Total current liabilities	$48,419	$31,944
Non-Current liabilities:
Non-current lease liabilities	$27,299	$26,025
Other non-current liabilities	$3,899	$1,285

Total liabilities	$79,617	$59,254

COMMITMENTS AND CONTINGENCIES (Note 16)
Redeemable convertible preferred stock
Series A Preferred stock, $0.0001 par value; authorized, issued and outstanding shares: 6,898,281 at December 31, 2020 and 2019, respectively	$5,500	$5,500
Series B Preferred stock, $0.0001 par value; authorized shares: 11,987,187, issued and outstanding shares: 11,953,413 at December 31, 2020 and 2019, respectively	$21,503	$21,503
Series C Preferred stock, $0.0001 par value; authorized shares: 4,900,204 and 4,887,114 at December 31, 2020 and 2019 respectively; issued and outstanding shares: 4,887,114 at December 31, 2020 and 2019, respectively	$16,471	$16,471
Series D Preferred stock, $0.0001 par value; authorized shares: 2,650,450 and 2,651,993 at December 31, 2020 and 2019, respectively; issued and outstanding shares: 2,573,252 at December 31, 2020 and 2019, respectively	$73,364	$73,364
Series E Preferred stock, $0.0001 par value; authorized shares: 4,368,313 and 6,342,843 at December 31, 2020 and 2019, respectively; issued and outstanding shares: 4,368,313 at December 31, 2020 and 2019, respectively	$137,622	$137,622
Series E-1 Preferred stock, $0.0001 par value; authorized shares: 650,140; issued and outstanding shares: 650,140 at December 31, 2020	$20,500	$—
Shareholders’ deficit:
Common stock, $0.0001 par value; authorized shares: 46,000,000 and 47,000,000 at December 31, 2020 and 2019, respectively; issued and outstanding shares: 8,654,869 and 8,076,275 at December 31, 2020 and 2019, respectively	$—	$—
Additional paid-in capital	$19,928	$14,236
Accumulated deficit	$(187,691)	$(132,686)
Accumulated other comprehensive loss	$1,055	$(79)

Total shareholders’ deficit	$(166,708)	$(118,529)

Total Liabilities, Redeemable Convertible Preferred Stock And Shareholders’ Deficit	$187,869	$195,185

The accompanying notes are an integral part of these consolidated financial statements.

ROCKET LAB

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except per share data)

	2020	2019
Revenues	$35,160	$48,399
Cost of revenues	$46,977	$49,475

Gross profit	$(11,817)	$(1,076)
Operating Expenses:
Research and development, net	$19,142	$12,727
Selling, general and administrative	$23,993	$19,090

Total operating expenses	$43,135	$31,817

Operating loss	$(54,952)	$(32,893)
Other income (expense):
Interest income	$224	$2,792
Gain (loss) on foreign exchange	$2,420	$(523)
Other (expense) income, net	$(2,230)	$618

Total other (expense) income, net	$414	$2,887

Loss before income taxes	$(54,538)	$(30,006)
Provision for income taxes	$(467)	$(354)

Net loss	$(55,005)	$(30,360)
Other comprehensive loss, net of tax:
Foreign currency translation gain	$1,134	$257

Comprehensive loss	$(53,871)	$(30,103)

Net loss per share attributable to common stockholders:
Basic and diluted	$(6.61)	$(3.79)
Weighted-average common shares outstanding
Basic and diluted	$8,324	$8,017

The accompanying notes are an integral part of these consolidated financial statements.

ROCKET LAB

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share data)

	Redeemable Convertible Preferred Stock				Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
			Common Stock
	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	30,680,373	$254,460	7,924,028	$—	$9,651	$(102,326)	$(336)	$(93,011)
Net loss	—	—	—	—		$(30,360)	—	$(30,360)
Exercise of stock options	—	—	152,247	—	$655	—	—	$655
Stock-based compensation	—	—	—	—	$3,930	—	—	$3,930
Other comprehensive loss	—	—	—	—		—	$257	$257

Balance as of December 31, 2019	30,680,373	$254,460	8,076,275	$—	$14,236	$(132,686)	$(79)	$(118,529)
Net loss	—	—	—	—	—	$(55,005)	—	$(55,005)
Exercise of stock options	—	—	305,867	—	$978	—	—	$978
Stock-based compensation	—	—	—	—	$4,218	—	—	$4,218
Issuance of Series E-1 redeemable preferred stock for cash	650,140	20,500	—	—	—	—	—	—
Issuance of common stock for business combination	—	—	272,727	—	—	—	—	—
Issuance of common stock warrant	—	—	—	—	$496	—	—	$496
Other comprehensive income	—	—	—	—	—	—	$1,134	$1,134

Balance as of December 31, 2020	31,330,513	$274,960	8,654,869	$—	$19,928	$(187,691)	$1,055	$(166,708)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKET LAB

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands)

	2020	2019
Cash flows from operating activities
Net loss	$(55,005)	$(30,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,339	4,872
Stock compensation expense	4,218	3,930
Loss on disposal of assets	1,473	—
Noncash lease expense	1,533	2,164
Noncash expense associated with preferred stock warrants	2,615	88
Deferred taxes	(713)	(618)
Changes in operating assets and liabilities:
Accounts receivable	(522)	6,907
Contract assets	5,019	(5,181)
Inventories	(11,260)	(10,434)
Prepaids and other current assets	(2,375)	(1,727)
Trade payables	(5,326)	5,323
Accrued expenses	2,823	1,781
Employee benefits payables	1,538	1,287
Contract liabilities	15,921	(1,380)
Other current liabilities	(832)	2,988
Non-current lease liabilities	(965)	(1,243)
Other non-current liabilities	(242)	—

Net cash used in operating activities	(32,761)	(21,605)
Cash flows from investing activities
Purchases of property, equipment and software	(20,144)	(24,316)
Proceeds on disposal of equipment	27	—
Cash paid for acquisition, net of acquired cash	(12,208)	—

Net cash used in investing activities	(32,325)	(24,316)
Cash flows from financing activities
Proceeds from issuance of Series E-1 Preferred Stock	20,500	—
Proceeds from the exercise of stock options	978	654
Principal payments under finance lease liabilities	—	(737)

Net cash provided by (used in) financing activities	21,478	(83)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(153)	308

Net decrease in cash and cash equivalents and restricted cash	(43,761)	(45,696)
Cash and cash equivalents, and restricted cash, beginning of year	97,694	143,390

Cash and cash equivalents, and restricted cash, end of year	$53,933	$97,694

Supplemental disclosures of cash flow information
Cash refunds/(paid) for income taxes	$300	$(757)
Supplemental disclosures of non-cash investing and financing activities
Unpaid purchases of property, equipment and software	$2,090	$5,004
Issuance of common stock warrants and accrued issuance costs in connection with loan and security agreement	$677	$—

The accompanying notes are an integral part of these consolidated financial statements.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

1. DESCRIPTION OF THE BUSINESS

Rocket Lab USA, Inc. and its consolidated subsidiaries (“Rocket Lab” or the “Company”) is an aerospace company focused on developing rocket launch and control systems for the space and defense industries. The Company is a Delaware corporation and was formed on July 13, 2013 to act initially as the holding company for Rocket Lab Limited, a New Zealand limited liability company, and has since evolved into an operating entity with a range of activities including engine and avionics manufacturing, business and corporate development, sales and marketing, and corporate planning and financial management. The Company researches, designs, and fabricates complete rocket systems, incorporating propulsion, vehicle launch and electronic control systems. Since formation, the Company has successfully developed several complete rocket-based systems, from sounding rockets to new advanced propulsion technologies. The Company’s primary focus is the market for small, low-cost, low earth orbit satellite delivery systems, an emerging segment of the space and defense markets. Rocket Lab leases the only private orbital launch range in the world, located in Mahia, New Zealand, and controls its entire value chain.

Rocket Lab is headquartered in Long Beach California and is the parent company for several wholly owned operating subsidiaries located in the United States, New Zealand, Canada and elsewhere.

2. SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation and Basis of Presentation

The consolidated financial statements are presented in conformity with accounting standards generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Rocket Lab USA, Inc. and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Going Concern

Since its inception in 2013, the Company has invested a significant amount into research and development. The Company is currently in the early stages of revenue generation.

As of December 31, 2020 and 2019, the Company had an accumulated deficit of $187,691 and $132,686, respectively, including a net loss of $55,005 and $30,360 for the years then ended. The Company used cash of $32,761 and $21,605 for operations during 2020 and 2019, respectively, compared to combined cash and cash equivalents balances of $52,792 and $95,878 as of December 31, 2020 and 2019. Cash used for operations during 2020 and 2019 was primarily financed through the issuance of preferred stock.

Management’s plans to continue as a going concern one year after the issuance of these financial statements include raising additional financing through the issuance of equity and entering into business transactions that provide revenue with respect to the Company’s products and services. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all and, as such, management concluded that substantial doubt exists about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company’s financial statements have been prepared in accordance with GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, our management evaluates estimates and assumptions including those related to revenue recognition, contract costs, loss reserves, fair value of common and preferred stock issued, and deferred tax valuation allowances. We based our estimates on historical data and experience, as well as various other factors that our management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to be only those investments which are highly liquid, readily convertible to cash and which have a maturity date within ninety days from the date of purchase. The carrying amounts for the Company’s cash equivalents approximate fair value due to their short maturities. Cash equivalents are recorded at fair value and consist primarily of money market funds.

Restricted Cash

The Company considers restricted cash to include any cash that is legally restricted as to withdrawal or usage. The Company had $1,141 and $1,816 as of December 31, 2020 and 2019, respectively. The balance relates to collateral for letters of credit and money market accounts and is presented in restricted cash in the consolidated balance sheets.

Accounts Receivable, Net

Accounts receivables represent amounts billed and currently due from customers. The amounts are stated at their net estimated realizable value. The Company monitors collections and payments from its customers and maintains an allowance for doubtful accounts, which effective January 1, 2020, is based upon applying an expected credit loss rate to receivables based on the historical loss rate from similar high-risk customers adjusted for current conditions, including any specific customer collection issues identified, and forecasts of economic conditions. Prior to January 1, 2020, the allowance for doubtful accounts was based on the Company’s historical experience, its anticipation of uncollectible accounts receivable, and any specific customer collection issues that the Company had identified. Delinquent account balances are written off after management has determined that the likelihood of collection is remote. The allowance for credit losses as of December 31, 2020 and 2019, and the activity in this account, including the current-period provision for expected credit losses for the years ended December 31, 2020 and 2019, were not material.

Inventories

Inventories consist of components and subassemblies, spare parts and consumable goods. Inventories are recorded at actual acquisition costs and adjusted to the lower of cost or estimated net realizable value. The determination of net realizable value of long-term contract costs is based upon quarterly contract reviews

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

that determine an estimate of costs to be incurred to complete all contract requirements. When actual contract costs and the estimate to complete exceed total estimated contract revenues, a loss provision is recorded.

Prepaids and Other Current Assets

Prepaids and other current assets include goods and services tax, prepaid expenses, government grant receivables and miscellaneous receivables.

Property, Plant and Equipment, Net

Property, plant and equipment, are stated at cost, less accumulated depreciation. Depreciation is calculated using a diminishing value method which approximates a double-declining method over the estimated useful lives of assets which are as follows:

Asset Category	Estimated Useful Lives
Buildings and improvements	15 to 30 years
Machinery, equipment, vehicles and office furniture	2 to 12 years
Computer equipment, hardware and software	3 to 5 years
Launch site assets	3 to 10 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Launch site assets include buildings, machinery and equipment at launch sites.

Repair and maintenance costs are expensed as incurred. Assets disposed of or retired are removed from cost and accumulated depreciation accounts and any resulting gain or loss is reflected in the Company’s consolidated statements of operations and comprehensive loss.

Business Combination

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. The Company uses the acquisition method of accounting for business combinations and recognizes assets acquired and liabilities assumed measured at their fair values on the date acquired. Goodwill is measured as of the acquisition date as the excess of consideration transferred over the net acquisition date fair value of the assets acquired and the liabilities assumed.

The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires us to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

Intangible Assets, Net

Intangible assets consist of purchased intangible assets including developed technology, in-process research and development, customer relationships, backlog, trademarks and tradenames, non-compete agreements,

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

capitalized software and capitalized intellectual property and are amortized over their useful lives ranging from one to twenty years using the straight-line method of amortization. The Company evaluates the recoverability of intangible assets periodically by considering events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Impairment of Long-Lived Assets

Long-lived assets consist of property, plant equipment and intangible assets with estimable useful lives subject to depreciation and amortization. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of an asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. There was no impairment of long-lived assets during the years ended December 31, 2020 and 2019.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combination. We test goodwill for impairment at least annually during the fourth fiscal quarter, or more frequently if indicators of impairment exist during the fiscal year. Events or circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, loss of key customers, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends or significant underperformance relative to expected historical or projected future results of operations.

When testing goodwill for impairment, the Company first performs a qualitative assessment. If the Company determines it is more likely than not that a reporting unit’s fair value is less than its carrying amount, then a one-step impairment test is required. If the Company determines it is not more likely than not a reporting unit’s fair value is less than its carrying amount, then no further analysis is necessary. To identify whether a potential impairment exists, the Company compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If, however, the fair value of the reporting unit is less than its carrying amount, then such balance would be recorded as an impairment loss. Any impairment loss is limited to the carrying amount of goodwill allocated to the reporting unit. There was no impairment of goodwill during the year ended December 31, 2020. The Company did not have goodwill as of December 31, 2019.

Fair Value of Financial Instruments

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We estimate fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

distinguishes between observable and unobservable inputs, which is categorized in one of the following levels:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. The inputs to the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company considers the carrying values of cash, restricted cash, accounts receivable, accounts payable, and accrued expenses to approximate fair value for these financial instruments due to the short maturities of these instruments. The Company’s preferred stock warrant options are carried at fair value and determined according to the fair value hierarchy above (Note 5).

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

Certain assets and liabilities, including goodwill and intangible assets, are subject to measurement at fair value on a non-recurring basis upon initial acquisition in a business combination or if they are deemed to be impaired as a result of an impairment review.

Fair Value of Common Stock

Due to the absence of an active market for the Company’s common stock, the fair value of the Company’s common stock is estimated based on current available information. This estimate requires significant judgment and considers several factors, such as estimated probabilities of future liquidation scenarios, future equity values estimated based on project future cash flows and guideline public company information, discount rates, expected volatility and discounts for lack of marketability. These estimates are highly subjective in nature and involve a large degree of uncertainty.

Such estimates of the fair value of the Company’s common stock are used in the measurement of stock-based compensation expense and common stock and preferred stock warrants.

Revenue Recognition

The Company generates revenue from launch services and space systems. Launch services may be provided as a mission dedicated to a single customer or as a rideshare arrangement with multiple spacecraft from multiple customers. Space systems revenue is comprised of space engineering, program management, satellite components, spacecraft manufacturing and mission operations.

Revenue is recognized when control of the promised product or service is transferred to our customers at an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. Historically, the Company’s revenue contracts have been fixed-price contracts. To the extent actual costs vary from the cost upon which the price was negotiated, the company will generate variable levels of profit or could incur a loss.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The Company’s launch service contracts generally contain a single performance obligation, to launch a satellite or other spacecraft, as there are not distinct and separately identifiable promises contained in the contracts aside from the complex and interrelated nature of the various activities required to launch a satellite or other spacecraft for a customer. Similarly, the Company’s space systems contracts generally contain a single performance obligation as there are typically not distinct and separately identifiable promises contained in the contracts aside from the complex and interrelated nature of the manufacturing, engineering or operations activities as specified per the agreement. Where contracts contain a single performance obligation, the entirety of the transaction price is allocated to this one performance obligation. For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis.

The transaction price represents the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to its customers. The consideration promised within a contract may include fixed amounts and variable amounts. Variable consideration may consist of final milestone payments or mission success fees that are earned when the payload is delivered to the specified orbit, amongst other types.

The Company estimates variable consideration at the most likely amount, which is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company recognizes revenue when or as control is transferred to the customer, either over time or at a point in time.

Generally, launch services revenue is recognized at a point in time when control transfers upon intentional ignition of the launch or where successful delivery milestones are applicable, such as upon delivery of the satellite to the specified orbit. In some circumstances, launch service revenue is recognized over-time when it is determined that there is no alternative use for the mission, due to contractual or practical limitations, and when the Company has an enforceable right to payment for the services performed to date including a reasonable profit.

Revenue for space systems is recognized at a point-in-time or over-time depending upon the nature of the contract with customer. For contracts to provide space engineering, program management and mission operations, the Company recognizes revenues over-time as the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs. Similarly, spacecraft manufacturing is recognized over-time when it is determined that there is no alternative use for the mission, due to contractual or practical limitations, and where the Company has an enforceable right to payment for the services performed to date including a reasonable profit. Contracts to provide components for satellites and other spacecrafts that do not qualify for over-time recognition are recognized at a point in time when control is transferred.

For revenue recognized over-time, the Company uses an input method, based on costs incurred relative to total estimated costs at completion to estimate the percentage of completion. The costs incurred are determined by assessing the physical and technical progress on the spacecraft applied to the standard costs. Due to the nature of the work performed under spacecraft construction contracts, the estimation of physical and technical progress requires judgment and is subject to many variables including but not limited to actual progress and costs incurred, labor productivity, changes in cost and availability of materials.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers.

Contract assets include unbilled amounts under contracts when revenue recognized exceeds the amount billed to the customer. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional and the invoice is issued. Contract assets are classified as current if the invoice will be delivered to the customer within the succeeding 12-month period with the remaining recorded as long-term. Contract liabilities primarily consists of customer billings in advance of revenues being recognized.

Cost of Revenues

Cost of revenues includes direct material costs, compensation and benefits and other costs, such as launch service supplies and consumables, lab supplies, insurance, travel, vehicle and equipment related costs directly associated with generating revenues.

Selling, General and Administrative

Selling, general and administrative expenses consist of indirect costs, including management and executive compensation, corporate costs related to finance, accounting, human resources, information technology, legal, administrative, safety, professional services, rent and other general expenses.

Advertising costs are expensed as incurred and presented within selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2020 and 2019, advertising costs were not material.

Research and Development Costs, net

Research and development costs, net primarily includes propulsion and avionics development costs. These costs are based on a cost model for research and development relating to internal product development programs not associated with customer contractual arrangements. These costs are presented net of government grants on the consolidated statements of operations and comprehensive loss.

Government Grants

The Company entered into a funding agreement for a research and development growth grant with an agency of the New Zealand federal government during the year ended 2013. The grant will reimburse up to 20% of the Company’s qualifying research and development costs incurred. The Company may recognize a grant receivable once eligible reimbursable research and development expenses are incurred and submitted for reimbursement. Any corresponding grant receivable will be presented within prepaids and other current assets on the consolidated balance sheets. The Company received $3,695 and $3,296 in grant proceeds during the years ended December 31, 2020 and 2019, respectively, which is presented within research and development costs, net in consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

The Company’s stock compensation plan is classified as an equity plan which permits stock awards in the form of employee stock options and restricted stock awards. For awards that vest solely based on continued service, the fair value of an award is recognized as an expense over the requisite service period on a straight-line basis. For awards that contain performance conditions, the fair value of an award is recognized based on the probability of the performance condition being met.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The fair value of stock options under the Company’s employee equity incentive plan are estimated as of the grant date using the Black-Scholes option valuation model, which is affected by estimates of the fair value per share of the Company’s common stock, the risk-free interest rate, expected dividend yield, expected term and the expected share price volatility of its common shares over the expected term, which are estimated as follows:

•

Fair value per share of common stock. The Company is privately held with no active public market. Due to the absence of an active market for the Company’s common stock, the fair value of the Company’s common stock for purposes of determining the exercise price for stock option grants and the fair value at grant date was estimated based on highly subjective and uncertain information. The exercise price of stock options is set at least equal to the fair value of the Company’s common stock on the date of grant.

•

Expected volatility. The Company estimates the expected volatility based on the weighted average historical volatilities of a pool of public companies that are comparable to the Company since the Company’s common stock is not publicly traded and does not have a readily determinable fair value. Expected volatility represents the estimated volatility of the shares over the expected life of the options.

•

Expected term. The Company determines the expected term of the awards using the simplified method due to the Company’s insufficient history of option exercise and forfeiture activity. The simplified method estimates the expected term based on the average of the vesting period and contractual term of the stock option.

•	Risk-free interest rate. The risk-free interest rate for periods within the expected life of the option is derived from the U.S. treasury interest rates in effect at the date of grant.

•	Estimated dividend yield. The Company uses an expected dividend yield of zero since no dividends are expected to be paid.

The fair value of restricted stock units granted under the Company’s employee equity incentive plan are estimated as of the grant date in an amount equal to the estimated fair value per share of the Company’s common stock.

Forfeitures are recognized as incurred for as they occur. Unless otherwise approved, options must be exercised while the individual is an employee or within 90-days of termination when applicable. The expiration date of newly issued options is ten years after grant date unless earlier terminated as provided for in the Plan.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, however, these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or we use different assumptions, stock-based compensation expense could be materially different in the future.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying the statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The Company utilizes a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company makes estimates, assumptions and judgments to determine its provision for income taxes and also for deferred tax assets and liabilities and any valuation allowances recorded against deferred tax assets. Actual future operating results and the underlying amount and type of income could differ materially from the Company’s estimates, assumptions and judgments thereby impacting its consolidated financial position and results of operations.

The Company’s policy is to recognize interest and/or penalties related to all tax positions in income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. Interest and penalties related to uncertain tax positions were not material as of and for the years ended December 31, 2020 and 2019.

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in two reportable segments: Launch Services and Space Systems.

Foreign Currencies

The functional currency of certain of the Company’s wholly owned subsidiaries is the currency of the primary economic environment in which they operate. Assets and liabilities denominated in currencies other than the functional currency are remeasured at the exchange rate in effect on the balance sheet date, with exchange differences or remeasurement included in other (expense) income, net on our consolidated statement of operations and comprehensive loss. Revenue and expenses are translated at average rates of exchange prevailing during the respective period. Translation adjustments resulting from this process are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statement of redeemable convertible preferred stock and shareholders’ deficit.

Leases

The Company leases certain property, vehicles and equipment. At contract inception, the Company determines if contract contains a lease and whether the lease should be classified as an operating or financing lease.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, it uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The ROU asset also includes any lease prepayments made and excludes lease incentives. The Company’s lease terms include

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Finance leases result in the recognition of depreciation expense, which is recognized on a straight-line basis over the expected life of the leased asset, and interest expense, which is recognized following an effective interest rate method.

The Company excludes short-term leases (term of 12 months or less) from the balance sheet presentation and accounts for non-lease and lease components in a contract as a single lease component for certain asset classes.

Recently Adopted Accounting Pronouncements

If the Company, or its prospective parent company becomes public or is public, the Company expects such public company to be an “emerging growth company.” The Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The updated guidance was issued to remove certain exceptions and improve consistency of application, including, among other things, requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The amendments in this update are effective for public companies for annual periods beginning after December 31, 2020, including interim periods within those fiscal years. Most amendments are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company has elected to early adopt this guidance as of January 1, 2019, which did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The ASU removed some disclosures; modified others and added some new disclosure requirements. For all entities, the new guidance is effective for fiscal years beginning after December 15, 2019. The Company adopted this ASU on January 1, 2020, and the adoption of this ASU resulted in more robust fair value measurement disclosures in these notes to the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting and subsequently issued amendments to the initial guidance through ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. Under the revised, amended guidance, the accounting for awards issued to non-employees will be similar to the accounting for employee awards. Additionally, for share-based consideration payable to a customer, the amount recorded as a reduction of the transaction price is required to be measured on the basis of the grant-date fair value of the share-based payment award in accordance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

with Topic 718. The Company adopted this guidance as of January 1, 2020, which did not have a material impact on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and also issued subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02. The updated guidance revises the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses on financial instruments, including, but not limited to, available for sale debt securities and accounts receivable. The Company adopted this guidance as of January 1, 2020, which did not have an impact on the consolidated financial statements.

3. REVENUES

The Company disaggregates revenue by reportable segment and revenue recognition pattern, as it believes these categories best depicts how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. The following tables provide information about disaggregated revenue and a reconciliation of the disaggregated revenue during the years ended December 31:

	2020
	Launch Services	Space Systems	Total
Revenues by recognition model
Point-in-time	$31,993	$1,910	$33,903
Over-time	1,092	165	1,257

Total revenue by recognition model	$33,085	$2,075	$35,160

	2019
	Launch Services	Space Systems	Total
Revenues by recognition model
Point-in-time	$26,361	$—	$26,361
Over-time	22,038	—	22,038

Total revenue by recognition model	$48,399	$—	$48,399

The timing of revenue recognition, billings, and cash collections results in billed accounts receivable, unbilled receivables (presented within Contract assets) and customer advances and deposits (presented within Contract liabilities) on the consolidated balance sheets, where applicable. Amounts are generally billed as work progresses in accordance with agreed-upon milestones. These individual contract assets and liabilities are reported in a net position on a contract-by-contract basis on the consolidated balance sheets at the end of each reporting period.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The following table presents the balances related to enforceable contracts as of December 31:

	2020	2019
Contract balances
Accounts receivable	$2,730	$1,185
Contract assets	2,045	7,064
Contract liabilities	(26,132)	(10,211)

Changes in contract liabilities were as follows:

	2020	2019
Contract liabilities, beginning of year	$10,211	$11,590
Customer advances received	24,694	8,672
Recognition of unearned revenue	(8,773)	(10,051)

Contract liabilities, end of year	$26,132	$10,211

The revenue recognized from the contract liabilities consisted of the Company satisfying performance obligations during the normal course of business.

The amount of revenue recognized from changes in the transaction price associated with performance obligations satisfied in prior years during the years ended December 31, 2020 and 2019 was not material.

Remaining unsatisfied performance obligations represent the total dollar value of work to be performed on contracts awarded and in progress. The amount of remaining unsatisfied performance obligations increases with new contracts or additions to existing contracts and decreases as revenue is recognized on existing contracts. Contracts are included in the amount of remaining unsatisfied performance obligations when an enforceable agreement has been reached. Remaining unsatisfied performance obligations totaled $82,039 as of December 31, 2020, of which approximately 83% is expected to be recognized within 12 months, with the remaining 17% to be recognized beyond 12 months.

4.	BUSINESS COMBINATION

On April 28, 2020, the Company acquired 100% of the outstanding capital stock and voting interest of Sinclair Interplanetary (“Sinclair Interplanetary”), pursuant to a stock purchase agreement with Sinclair, dated March 6, 2020. The results of Sinclair’s operations have been included in the consolidated financial statements since the acquisition close date. Sinclair Interplanetary is a leading provider of high-quality, flight-proven satellite hardware and is headquartered in Toronto, Canada. As a result of the acquisition, management expects to strengthen and expand the Company’s ability to become a one stop shop for customers who desire to design, build and launch a satellite.

Acquisition Consideration

The acquisition-date consideration transferred consisted of cash of $12,340.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The following table presents estimates of the fair value of the assets acquired and the liabilities assumed by the Company in the acquisition:

Description	Amount
Cash and cash equivalents	$132
Accounts receivable	1,024
Inventories	718
Prepaids and other current assets	16
Property and equipment	380
Intangible assets, net	10,250
Right-of-use assets	94
Trade payables	(143)
Other current liabilities	(2,494)
Lease liabilities	(94)
Non-current deferred tax liabilities	(438)

Identifiable net assets acquired	9,445
Goodwill	2,895

Total purchase price	$12,340

The following is a summary of identifiable intangible assets acquired and the related expected lives for the finite-lived intangible assets (in thousands):

Type	Estimated Life in Years	Fair Value
Developed technology	7	$9,200
In-process technology	N/A	100
Customer relationships	3	600
Backlog	0.7	50
Trademark and tradenames	3	100
Non-compete agreement	4	200

Total identifiable intangible assets aquired		$10,250

Goodwill of $2,895 was recorded for the Sinclair Interplanetary acquisition, representing the excess of the purchase price over the fair value of the identifiable net assets. Goodwill recognized primarily represents the future revenue and earnings potential and certain other assets which were acquired, but that do not meet the recognition criteria, such as assembled workforce. None of the goodwill is expected to be deductible for income tax purposes.

The results of Sinclair Interplanetary operations since the acquisition date have been combined with those of the Company. The Company’s 2020 consolidated statement of operations includes revenue and net loss of $2,075 and $936, respectively, related to this acquisition.

The Company recognized $1,026 of acquisition and integration related costs that were expensed in the current period. These costs are included in the consolidated statement of operations in the line item entitled “Selling, General and Administrative Expense.”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Compensation Arrangements

In connection with the acquisition, the Company issued 272,727 shares of the Company common stock to the seller upon closing of the acquisition. The shares are subject to a share restriction agreement which restricts the transferability of the shares and provides the Company with a right to repurchase the shares for $0 upon termination of employment of the seller. The Company’s repurchase right lapses in eight equal quarterly installments over the two-year period subsequent to the acquisition date as the seller continues to provide service as an employee, such that at the end of the two-year period following the acquisition date, the shares will be fully transferable, and the Company will no longer have a right to repurchase the shares. Therefore, the shares are accounted for as post-combination compensation expense for services as an employee over the two-year vesting period following the acquisition date.

Additionally, the Company agreed to issue to the seller of Sinclair Interplanetary an earnout of up to 211,416 additional shares of the Company common stock to be paid over a two-year period following the acquisition close date. Issuance of the earnout shares is contingent upon the acquired business meeting certain post-acquisition gross revenue and gross margin targets and the seller continuing to provide services to the Company as an employee during the earnout period. The earnout shares are divided into three tranches. The number of shares to be earned in the first tranche (between 0 and 105,708 shares) is based on revenue and gross margin of the acquired business during the first one-year period following acquisition. The number of shares to be earned in second tranche (between 0 and 105,708 shares) is based on revenue and gross margin of the acquired business during the second one-year period following acquisition. The arrangement also provides for a make-up share tranche, whereby the seller may earn additional shares not earned in the first one-year period following acquisition if the revenue and gross margin of the second one-year period following acquisition met certain specified thresholds. In no event will more than 211,416 shares be earned.

Due to the continuing employment requirement of the shares issued upon closing of the transaction and the earnout shares, the costs associated with the shares are recognized as post-combination compensation expense recognized in selling, general and administrative expense in the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2020, the Company recognized $934 in stock-based compensation expense related to the shares issued in conjunction with the acquisition. No expense has been recognized for the earnout shares as the achievement of the gross revenue and gross margin targets for the first tranche and make-up tranche was not considered probable of occurring as of December 31, 2020.

Unaudited Proforma Combined Financial Information

The following table presents unaudited pro forma net revenues for each of the periods presented, as if the acquisition of Sinclair Interplanetary had occurred at the beginning of fiscal year ended December 31, 2019:

	2020	2019
Net revenues	$35,611	$56,045

It is impracticable to present pro forma net income due to the availability and reliability of the pre-combination financial information of the acquired business.

Pro forma net revenues have been prepared for informational purposes only and do not include pro forma adjustments. Pro forma net revenues do not assume any impact from synergies that are expected as a result of the acquisition. These unaudited pro forma net revenues are presented for illustrative purposes only and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

are not indicative of the net revenues that would have been achieved had the acquisitions occurred on January 1, 2019, nor does the information project results for any future period.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, the following financial assets and liabilities are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as follows:

	2020
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market accounts	$49,869	$—	$—	$49,869

Total	$49,869	$—	$—	$49,869

Liabilities:
Other non-current liabilties:
Warrants-preferred stock (Note 11)	$—	$—	$3,899	$3,899

Total	$—	$—	$3,899	$3,899

	2019
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market accounts	$93,314	$—	$—	$93,314

Total	$93,314	$—	$—	$93,314

Liabilities:
Other non-current liabilties:
Warrants-preferred stock (Note 11)	$—	$—	$1,284	$1,284

Total	$—	$—	$1,284	$1,284

The estimated fair value amounts shown above are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

There were no transfers between fair value measurement levels during the years ended December 31, 2020 and 2019. The change in the warrant liabilities measured at fair value using level three unobservable inputs is as follows for the years ended December 31, 2020 and 2019:

Balance, at January 1, 2019	$1,197
Change in fair value included in earnings	87

Balance, at December 31, 2019	$1,284
Cost of warrants vesting during the year	198
Change in fair value included in earnings	2,417

Balance, at December 31, 2020	$3,899

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

As of December 31, 2019, the fair value of the warrants was estimated primarily using the subject company transaction method. Under this method, the Company’s own stock transactions were used as a basis for estimating the total equity value of the Company, which was then allocated to the Company’s various securities using the option pricing method. As of the December 31, 2020, the fair value of the warrants was estimated primarily using a combination of the guideline public company method, an income approach based on discounted estimated future cash flows, the probability-weighted expected return method and the option pricing method. Under these approaches, the value of the warrants was estimated for various future scenarios and then probability-weighted based on the likelihood of each future scenario. The valuation technique changed as of December 31, 2020, due to the lack of a recent and relevant stock transaction as well as recent developments in the Company’s likely liquidation scenarios. The estimates used the valuation of the warrants are highly subjective in nature and involve a large degree of uncertainty. The valuation of the warrants is considered to be at Level 3 of the fair value hierarchy due to the need to use assumptions in the valuation that are both significant to the fair value measurement and unobservable.

6.	INVENTORIES

Inventories as of December 31 consisted of the following:

	2020	2019
Raw materials	$14,023	$8,523
Work in process	12,112	5,635

Total inventories—net	$26,135	$14,157

7.	PREPAIDS AND OTHER CURRENT ASSETS

Prepaids and other current assets as of December 31 consisted of the following:

	2020	2019
Prepaid expenses	$2,628	$833
Government grant receivables	5,870	3,475
Other current assets	914	2,038

Total prepaids and other current assets	$9,412	$6,346

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, as of December 31 consisted of the following:

	2020	2019
Buildings and improvements	$20,330	$7,129
Machinery, equipment, vehicles and office furniture	23,755	20,427
Computer equipment, hardware and software	3,836	2,588
Launch site assets	7,582	3,365
Construction in process	10,177	11,732

Property, plant and equipment, gross	65,680	45,241
Less accumulated depreciation and amortization	(15,848)	(9,048)

Property, plant and equipment, net	$49,832	$36,193

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Depreciation expense recorded in the consolidated statements of operations and comprehensive loss during the years ended December 31 consisted of the following:

	2020	2019
Cost of revenues	$4,527	$3,310
Research and development, net	416	190
Selling, general and administrative	1,591	577

Total depreciation expense	$6,534	$4,077

9.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The following table presents the changes in the carrying amount of goodwill by reportable segment for the years ended December 31:

	Launch Services	Space Systems	Total
Balance at December 31, 2019	$—	$—	$—
Acquisitions	—	2,895	2,895
Foreign currency translation adjustment	—	238	238

Balance at December 31, 2020	$—	$3,133	$3,133

Intangible Assets

The components of intangible assets consisted of the following as of December 31:

	2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets
Developed technology	$10,090	$(973)	$9,117
Capitalized software	3,541	(2,379)	1,162
Customer relationships	658	(148)	510
Non-compete agreement	219	(37)	182
Capitalized intellectual property	199	(51)	148
Trademarks and tradenames	149	(29)	120
Backlog	55	(55)	—
Indefinite-Lived Intangible Assets
In-process research and development	110	—	110

Total	$15,021	$(3,672)	$11,349

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

	2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets
Capitalized software	$2,259	$(1,118)	$1,141
Capitalized intellectual property	329	(141)	188

Total	$2,588	$(1,259)	$1,329

Amortization expense was approximately $2,222 and $746 during the years ended December 31, 2020 and 2019, respectively.

The following table outlines the estimated future amortization expense related to finite intangible assets held as of December 31:

2021	$2,353
2022	2,040
2023	1,717
2024	1,533
2025	1,484
Thereafter	2,112

Total	$11,239

10.	LOAN AND SECURITY AGREEMENT

On December 23, 2020, the Company entered into a Loan and Security Agreement for a maximum of $35,000 in financing which includes a warrant to purchase 13,432 shares of common stock at a price of $11.62 per share (see Note 11). The $35,000 may be drawn upon utilizing the Revolving Line and Term Loan Line subject to certain terms and conditions.

Amounts borrowed under the Revolving Line, an aggregate principal amount of up to $35,000, may be repaid and, prior to the maturity date of December 23, 2022, reborrowed. The Revolving Line terminates on the maturity date of December 23, 2022, when the outstanding principal amount of all advances, any accrued and unpaid interest, and all other obligations shall be immediately due and payable.

The Company can request an advance from the Term Loan from December 23, 2020 through September 30, 2021 in an aggregate principal amount not to exceed the lesser of (i) $15,000, or (ii) measured at the time of each advance request, the difference of $35,000 less the aggregate outstanding amount of advances received under the revolving line. The aggregate outstanding principal amount of the Term Loan advances shall not exceed $15,000. The Term Loan maturity date is December 1, 2024. The Term Loan advances are interest only through December 31, 2021, payable beginning on January 1, 2022 and continuing the first day of each month thereafter in thirty-six equal installments of principal plus accrued interest. The Company has the option to make up to two prepayments of the Term Loan advances in minimum increments of $1,000 subject to certain prepayment terms and conditions. If the Term Loan advances are accelerated following the occurrence and during an event of default, the Company shall be subject to mandatory prepayment provisions which require the immediate payment of all outstanding principal plus accrued and unpaid interest including all other amounts due and payable with respect to Term Loan advances, including interest at the default rate with respect to any past due amounts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The Revolving Line advances shall accrue interest on the outstanding principal amount at a floating per annum rate equal to the greater of the prime rate plus applicable margin, and the floor rate, which interest shall be payable monthly in arrears. The Term Loan Advances shall accrue interest on the principal amount at a floating per annum rate equal to the greater of 2.00% above the Prime Rate, and 5.25%, which interest shall be payable monthly in arrears. Interest is payable monthly in arrears and shall computed based on a three hundred sixty-day year for the actual number of days elapsed. Immediately upon the occurrence and during an event of default, outstanding obligations shall bear interest at a rate per annum which is 5.00% above the applicable rate.

The Company paid a revolving line commitment fee of $105 on December 23, 2020. Additionally, the Company shall pay an anniversary fee of $105 on the earlier of December 23, 2021 or termination of the Loan and Security Agreement. The Company is required to pay a monthly unused revolving line facility fee equal to the sum of 0.20% per year of the average unused portion of the revolving line, as determined by the lender, computed on the basis of a year.

In addition, the Loan and Security Agreement contains certain covenants applicable to the Company and its subsidiaries, including, among others: (i) access to financial statements, reports, collateral, books and records, (ii) maintain business and collateral insurance and good legal standing (iii) maintain operating accounts, the cash collateral account and excess cash with the lender subject to certain limitations and restrictions, (vi) maintain an adjusted quick ratio of at least 0.85 to 1.00 and (vii) protection of intellectual property rights. The Loan and Security Agreement includes negative covenants which prohibits the Company of disposing of any part of the business, change businesses, merge or consolidate, take on new indebtedness, pay dividends or make distributions, or make or permit any payment on any subordinated debt without the lender’s prior written consent. Subject to customary grace periods and notice requirements, the Loan and Security Agreement also contains certain customary events of default.

As of December 31, 2020, the Company had $35,000 of availability under the Revolving Line and Term Loan, and the Company had not drawn on Revolving Line and Term Loan.

11.	WARRANTS

Equity Classified

During 2020, in connection with the Loan and Security Agreement (see Note 10), the Company issued warrants to acquire 13,432 shares of common stock at an exercise price of $11.62 per share at any given time during a period of ten years beginning on the instrument’s issuance date. The estimated fair value of these warrants was $496 at issuance, reflected as equity in the consolidated balance sheets within additional paid-in capital, with a corresponding entry to deferred issuance costs within prepaids and other current assets.

During 2016, the Company issued warrants to acquire 51,184 shares of Common Stock at an exercise price of approximately $0.82 per share at any given time during a period of ten years beginning on the instrument’s issuance date. The estimated fair value of these warrants was $23 at issuance, reflected as equity in the consolidated balance sheets within additional paid-in capital.

The warrants are classified as equity in accordance with ASC 480, Distinguishing Liabilities from Equity, as the agreements provide for the settlement of the instruments in shares of common stock. The warrants are required to be measured at fair value at inception and recorded as a component of equity in the consolidated balance sheets. The warrants have not been exercised as of December 31, 2020.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Liability Classified

During 2015, the Company issued warrants to acquire 33,774 shares of Series B Preferred Stock at an exercise price of approximately $1.80 per share at any given time during a period of ten years beginning on the instrument’s issuance date. The fair value of the warrants was $1,466 and $515 as of December 31, 2020 and 2019, respectively, and none have been exercised.

During 2016, the Company issued warrants to acquire 13,090 shares and 77,198 shares of Series C and D Preferred Stock, respectively, at an exercise price of $2.25 and $19.05 per share, respectively, as a sales incentive for entering into a development agreement with a current customer. The warrants vest as certain milestones within the development agreement are achieved and cost associated with the vesting of the warrants is recognized as a reduction in revenues within the consolidated statements of operations and comprehensive loss as the related revenue is recognized. The cost associated with the remeasurement of the vested warrants to fair value is recognized within other (expense) income, net within the consolidated statements of operations and comprehensive loss. As of December 31, 2020, warrants to purchase 9,600 shares of Series C Preferred Stock and 56,612 shares of Series D Preferred Stock were vested. As of December 31, 2019, warrants to purchase 7,636 shares of Series C Preferred Stock and 45,032 shares of Series D Preferred Stock were vested. The estimated fair value of the vested warrants was $2,433 and $769 as of December 31, 2020 and 2019, respectively, and none have been exercised.

The above warrants are classified as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity, as the agreements provide for net cash settlement upon a change in control, which is outside the control of the Company. The warrants are required to be remeasured to fair value at each reporting period with any changes in fair value recorded within other (expense) income, net within the consolidated statements of operations and comprehensive loss and the fair value reported as a liability in the consolidated balance sheets.

12.	CAPITALIZATION

Common Stock

The holder of each share of common stock has the right to one vote for each share and is entitled to notice of any stockholders’ meeting and to vote upon certain events.

In the event of any liquidation event, only upon completion of distribution of proceeds to preferred stockholders, all of the remaining proceeds available, if any, shall be distributed among common stockholders pro rata based on the number of shares held by each.

Redeemable Convertible Preferred Stock

Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series E-1 Preferred Stock together will be referred as “Preferred Stock”.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The number of authorized, issued and outstanding preferred stock, par value of $0.0001, as of December 31, 2020 was as follows:

Preferred Stock	Dividend Rate	Issue Price
Series A	$0.05	$0.80
Series B	$0.11	$1.80
Series C	$0.20	$3.37
Series D	$1.71	$28.57
Series E	$1.89	$31.53
Series E-1	$1.89	$31.53

On May 18, 2020, the Company issued 650,140 shares of Series E-1 Redeemable Convertible Preferred Stock in exchange for $20,500 in cash. Issuance costs in conjunction with this issuance were not material.

The significant rights, privileges and preferences of the Preferred Stock are as follows:

Dividend Rights

The Preferred Stock shall be entitled to receive non-cumulative dividends when declared by board of directors prior and in preference to any declaration or payment of any dividend on the Common Stock at a dividend rate per share as noted above.

The Preferred Stockholders have the right to waive any dividend preference upon the affirmative vote or written consent of majority of the holders of such series Preferred Stock then outstanding. Any additional dividends after payment to Preferred Stock shall be distributed among all holders on an as-if converted basis.

Liquidation Preferences

In the event of any liquidation event, either voluntary or involuntary, which includes (i) a change of control with respect to the Company, (ii) a sale of the Company, (iii) an IPO and (iv) a liquidation, dissolution or winding up of the Company, the holders of Preferred Stock shall be entitled to be paid out of the assets of the Company, prior and in preference to any distribution of the proceeds of a liquidation event to the holders of common stock, an amount per share equal to original issue price per share as noted above of each series of Preferred Stock plus declared but unpaid dividends. Any remaining proceeds available for distribution shall be distributed among holders of common stock.

If the Preferred Stockholder receives an amount greater than the amount on an as if-converted basis, then such amount would be considered for distribution and any such holder who deemed to have converted shall not be entitled to receive any distribution made otherwise to holders of Preferred Stock that have not converted. The treatment of any particular transaction or series of related transactions as liquidation event may be waived by the vote or written consent of holders of the outstanding Preferred Stock.

The Company classifies the Preferred Stock outside of permanent equity in the mezzanine portion of our consolidated balance sheets due to the contingent redemption feature, which is contingent upon certain change of control events, the occurrence of which is not solely within the control of the Company. These contingent events were not considered probable of occurring and as such the Company did not remeasure Preferred Stock to its redemption value each period.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Conversion Rights

Each share of each series of Preferred Stock is convertible, at the option of the holder, at any time after issuance, into the number of fully paid shares of common stock that results from dividing the original issue price of the Preferred Stock by applicable conversion price in effect at the time of conversion. The initial conversion price of the Preferred Stock is equal to its original issue price.

The conversion price of the Preferred Stock is subject to adjustment for any stock dividends, stock splits, combination or other similar recapitalization to protect the holders of the Preferred Stock from dilution.

Each share of Preferred Stock shall automatically be converted, at their then effective conversion price, upon earlier of the following: (i) the closing of the sale of shares of Common Stock in a firm commitment underwritten public offering, the public offering price of which is not less than $31.53 per share (subject to appropriate adjustment in the event of stock dividend, stock split, combination or other similar recapitalization with respect to Common Stock) and resulting in at least $100,000 of gross proceeds to the Company, or (ii) at the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of respective Preferred Stock, voting as a single class on an as converted to Common Stock basis.

Voting Rights

The holders of Preferred Stock have the right to vote as a single class on as-converted basis to Common Stock for treatment of any particular transaction or series of related transactions or certain events. The holders of Preferred Stock have majority voting rights and control the board of directors.

Down-Round Protections

The holders of Series D, Series E and Series E-1 Preferred Stock contain anti-dilutive features apart from customary adjustments for splits and reverse splits of common stock. As a result of these down round features, the Company is required to adjust the consideration per share price in the event of future sales at a lower per share price. In the event down round adjustments are triggered, the values attributable to the adjustment to the convertible preferred stock conversion price are recorded as an increase to additional paid-in capital and increase to accumulated deficit.

13. STOCK-BASED COMPENSATION

Equity Incentive Plans

The Company has a single stock option and grant plan, the Rocket Lab 2013 Stock Option and Grant Plan (the “Plan”), with the objective of attracting and retaining available employees and directors by providing stock-based and other performance-based compensation. The plan provides for the grant of equity awards to officers, employees, directors and other key employees as well as service providers which include incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards, restricted stock units or any combination of the foregoing any of which may be performance based, as determined by the Company’s Compensation Committee.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Total stock-based compensation recorded in the consolidated statements of operations and comprehensive loss during the years ended December 31 consisted of the following:

	2020	2019
Cost of goods sold	$1,400	$1,394
Research and development	1,183	162
Selling, general and administrative	1,636	2,374

Total stock-based compensation expense	$4,218	$3,930

The Company was authorized to issue up to 5,481,202 shares of common stock as equity awards to participants under the Plan as of December 31, 2020. There were 858,632 shares of common stock available for grant as of December 31, 2020.

Options—Options issued to all optionees under the Plan vest over four years from the date of issuance (or earlier vesting start date, as determined by the board of directors) as follows: 25% on the first anniversary of date of grant and the remaining vest monthly over the remaining vesting term.

The following summarizes the stock option activity of the Plan for the years ended December 31:

	Options to Purchase Common Stock	Weighted- Average Exercise Price per Share	Weighted- Average Grant Date Fair Value per Share	Weighted- Average Remaining Contract Life (In Years)	Aggregate Intrinsic Value
Outstanding—at January 1, 2019	3,093,543	$8.08	$4.22	8.68	$9,131
Granted	416,549	11.83	6.84
Exercised	(152,247)	3.82		5.43	1,366
Forfeited	(254,051)	9.70
Expired	(94,434)	3.15

Outstanding—at December 31, 2019	3,009,360	$8.83	$4.57	7.95	$11,941
Granted	10,000	12.80	7.11
Exercised	(305,867)	3.23		3.21	2,565
Forfeited	(166,479)	11.38
Expired	(108,873)	9.55

Outstanding—at December 31, 2020	2,438,141	$9.35	$4.81	7.12	$85,853

Options vested and exercisable—at December 31, 2020	1,626,906	$8.82	$4.44	6.83	$57,660
Options vested and exercisable—at December 31, 2019	1,310,763	7.03	$3.40	7.09	$7,552

The following weighted-average assumptions were used in the Black-Sholes option-pricing model calculation for stock options granted for the years ended December 31:

	2020	2019
Fair value per share of common stock	12.80	11.84
Expected volatility	60.0%	60.0%
Risk-free interest rate	0.6%	1.9% - 2.5%
Expected life (years)	6.25	6.25
Dividend rate	None	None

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

As of December 31, 2020, total estimated unrecognized stock compensation expense related to unvested options granted under the Plan was $4,303, which is expected to be recognized over the next 4 years.

Performance-based Restricted Stock Units—During the years ended December 31, 2020 and 2019, the Company granted 657,239 and 761,430 performance-based restricted stock units, respectively, to certain key employees pursuant to the Plan. Performance-based restricted stock units granted in 2019 and 2020 are subject to both a time-based service vesting condition and a performance-based vesting condition, both of which must be satisfied before the restricted stock units will be deemed vested. The time-based service vesting condition is generally satisfied over a period of approximately four years as the employees provide service. The performance-based vesting condition is only satisfied upon a sale event (e.g., (i) liquidation of the Company, (ii) sale of all or substantially all of the assets of the Company, (iii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the surviving or resulting entity) or the Company’s initial public offering.

As of December 31, 2020 and 2019, the Company believed it is not probable that the performance condition for the performance-based restricted stock units will be satisfied as such events which would satisfy the performance condition are generally not deemed probable until the event occurs. Accordingly, the Company did not recognize any stock-based compensation expense during the years ended December 31, 2020 and 2019, for these awards. The total unrecognized compensation expense for performance-based restricted stock units as of December 31, 2020 is $15,749 and will be recognized upon vesting.

The following summarizes the performance-based restricted stock unit activity of the Plan for the years ended December 31:

	Number of Units	Weighted- Average Grant Date Fair Value
Outstanding—at January 1, 2019	—	$—
Granted	761,430	12.80
Forfeited	(8,813)	12.80

Outstanding—at December 31, 2019	752,617	12.80
Granted	657,239	11.32
Forfeited	(103,938)	12.70

Outstanding—at December 31, 2020	1,305,918	$12.06

Units expected to vest—at December 31, 2020	—	$—
Units expected to vest—at December 31, 2019	—	$—

14. EMPLOYEE BENEFITS

Defined Contribution Plans

The Company’s 401(k) Savings and Retirement Plan covers any eligible employee on the active payroll of the Company. The Company’s contributions were approximately $277 and $98 during the years ended December 31, 2020 and 2019, respectively. The Company’s contributions consist of matching contributions, and non-elective contributions on behalf of employees.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

15. LEASES

The Company has operating leases for properties, vehicles and equipment. The Company’s leases have remaining lease terms of one year to eighteen years, some of which include options to extend the lease term for up to one year, and some of which include options to terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

In October 2019, the Company entered into an operating lease agreement to lease certain building premises in Long Beach, CA. The commencement date of the lease is April 1, 2020 and the expiration date is June 30, 2027. Under the terms of the agreement, the Company transferred $124 in security deposits and recognized prepaid rent of $124 upon execution. Payments under the lease will continue through the initial lease term of 87 months. Tenant allowance, net of construction management fee, initially recognized was $454. The Company has options to renew the lease for two five-year periods.

As of December 31, 2019, the Company had a finance lease for certain equipment with an option to purchase the equipment. During the year ended December 31, 2020, the Company exercised the purchase option.

Supplemental balance sheet information related to leases as of December 31, were as follows:

	Presentation	2020	2019
Liabilities
Current:
Operating lease liabilities	Other current liabilities	$1,670	$1,001
Finance lease liabilities	Finance lease liabilities	—	2,246

Total lease liabilities, current		1,670	3,247
Non-current:
Operating lease liabilities	Non-current lease liabilities	27,299	26,025

Total lease liabilities		$28,969	$29,272

The components of lease expense were as follows during the years ended December 31:

	2020	2019
Operating lease costs	$2,552	$2,752

Finance lease costs:
Amortization of right-of-use assets	$583	$50
Interest on lease liabilities	95	9

Total finance lease costs	$678	$59

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Supplemental cash flow information related to leases is as follows for the years ended December 31:

	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,080	$2,301
Operating cash flows from finance leases	95	9
Finance cash flows from finance leases	—	737
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$2,410	$20,011
Finance leases	—	2,974

The weighted average remaining lease term related to operating leases was 12.1 years and 11.7 years as of December 31, 2020 and 2019, respectively. The weighted average discount rate related to operating leases was 5.5% and 5.4% as of December 31, 2020 and 2019, respectively.

The weighted average remaining lease term related to finance leases was 0.9 years as of December 31, 2019. The weighted average discount rate related to finance leases was 5% as of December 31, 2019.

The following is a schedule of the future minimum operating lease payments by year as of December 31:

Operating Leases
2021	$3,076
2022	3,109
2023	3,236
2024	3,143
2025	3,145
Thereafter	24,749

Total lease payments	40,458
Less imputed interest	(11,489)

Total	$28,969

16. COMMITMENTS AND CONTINGENCIES

Litigation and Claims

The Company is, and from time to time may be, a party to claims and legal proceedings generally incidental to its business that are principally covered under contracts with its customers and insurance policies. In the opinion of management, there are no legal matters or claims likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Other Commitments

The Company has commitments under its lease obligations (Note 15).

Contingencies

The Company records a contingent liability when it is both probable that a loss has been incurred, and the amount can be reasonably estimated. If these estimates and assumptions change or prove to be incorrect, it

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

could have a material impact on the Company’s consolidated financial statements. Contingencies are inherently unpredictable, and the assessments of the value can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions.

On May 23, 2016, the Company entered into a launch services agreement with a customer to provide three commercial dedicated launches which would deliver the customer’s payloads over the period of 2017 through 2020. Per the terms of the agreement, each dedicated launch shall have a firm fixed price of $3,000. During the year ended December 31, 2018, the Company determined that it was probable that the costs to provide the services as stipulated by the launch services agreement would exceed the fixed firm price of each launch. As such, the Company recorded a provision for contract loss for these three dedicated launches. During the year ended December 31, 2020, one of the three launches occurred. The balance outstanding as of December 31, 2020 related to the remaining two launches is $5,109.

17. INCOME TAXES

The components of the pretax loss from domestic and foreign operations for the years ended December 31, were as follows:

	2020	2019
US loss before income taxes	$(56,439)	$(34,076)
Foreign income before income taxes	1,901	4,070

Pretax loss from operations	$(54,538)	$(30,006)

The provision (benefit) for income taxes for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Current:
Federal	$—	$—
State	—	1
Foreign	1,410	956

Total	1,410	957

Deferred:
Foreign	(943)	(603)

Total	(943)	(603)

Provision for income taxes	$467	$354

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	2020		2019
Federal statutory rate	$(11,453)	21.00%	$(6,301)	21.00%
Adjustments for tax effects of:
Permanent differences and other	631	-1.16%	42	-0.14%
Increase in valuation allowance	11,289	-20.70%	6,613	-22.04%

Provision for income taxes	$467	-0.86%	$354	-1.18%

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The significant components of the Company’s deferred tax assets and liabilities were as follows as of December 31:

	2020	2019
Deferred tax assets:
Accrued expenses	$1,969	$1,791
Inventories	353	—
Deferred revenue	5,503	2,150
Lease liability	7,426	6,462
Stock options	2,082	1,386
Warrants	519	162
Net operating losses	30,264	23,625
Tax credits	923	857
Other	4	67

Total deferred tax assets	49,043	36,500
Valuation allowance	(39,084)	(27,794)

Total deferred tax assets, net	9,959	8,706

Deferred tax liabilities:
Right of use asset	(6,954)	(6,978)
Depreciation and amortization	—	(43)
Unrealized gain	(757)	—

Total deferred tax liabilities	(7,711)	(7,021)

Net deferred tax assets	$2,248	$1,685

The net deferred tax assets as presented in the consolidated balance sheets consists of the following as of December 31:

	2020	2019
Deferred tax assets	$2,398	$1,685
Deferred tax liabilities (included in Other non-current liabilities)	(150)	—

Net deferred tax assets	$2,248	$1,685

The realization of deferred tax assets may be dependent on the Company’s ability to generate sufficient income in future years in the associated jurisdiction to which the deferred tax assets relate. A valuation allowance against the net deferred tax assets has been recorded at December 31, 2020 and 2019, in the amount of $39.1 million and $27.8 million, respectively, as realization of the deferred tax assets is uncertain.

The Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on the review of all positive and negative evidence, including a three-year cumulative pre-tax book loss, it was concluded that a full valuation allowance should be recorded against all U.S. deferred tax assets at December 31, 2020 and 2019. In the event that the Company were to determine that it would be able to realize all or part of its U.S. deferred tax assets in the future, it would decrease the

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

valuation allowance and recognize a corresponding tax benefit in the period in which it made such a determination.

At December 31, 2020 and 2019, the Company has unrecognized tax benefits of $800 related to net operating losses incurred in prior years, of which $632 will affect the effective tax rate if recognized when the Company no longer has a valuation allowance offsetting its deferred tax assets.

The reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits for the years ended December 31 is as follows:

	2020	2019
Balance at beginning of year	$800	$800
Increases (decreases) related to prior year tax positions	—	—

Balance at end of year	$800	$800

The Company believes it is reasonably possible it will not reduce its unrecognized tax benefits within the next year.

Due to the net operating loss (“NOL”) carryforwards, the U.S. federal and state returns are open to examination by the Internal Revenue Service and state jurisdictions for all years beginning with the year ended March 31, 2016. Our foreign subsidiaries are generally subject to examination within four years from the end of the tax year during which the tax return was filed. The years subject to audit may be extended if the entity substantially understates corporate income tax. The Company is not currently under examination by the IRS, foreign or state and local tax authorities.

The Company recognizes interest and penalties related to uncertain tax positions as a component of the income tax provision. As of December 31, 2020 and 2019, there were no accrued interest and penalties.

At December 31, 2020 and 2019, the Company had federal NOL carryforwards of approximately $143.7 million and $112.2 million, respectively, which is comprised of definite and indefinite NOLs. The Company had definite federal NOL carryforwards of approximately $57.1 million as of December 31, 2020 and 2019, which begin to expire in varying amounts beginning in 2034. Federal NOLs generated after 2017 of approximately $86.6 million and $55.1 million as of December 31, 2020 and 2019, respectively will carryforward indefinitely and are available to offset up to 80% of future taxable income each year. The Company also had state NOL carryforwards of approximately $10.8 million and $10.4 million as of December 31, 2020 and 2019, respectively, available to reduce future taxable income, if any. If not realized, the state NOLs will begin to expire in varying amounts beginning in 2035. Utilization of the NOL carryforwards may become subject to annual limitations due to ownership changes that could occur in the future as provided by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions. These ownership changes may limit the amount of the NOL and tax credit carryforwards that can be utilized annually to offset future taxable income. The Company has not prepared a Section 382 analysis as of December 31, 2020.

The Company does not record U.S. income taxes on the undistributed earnings of its foreign subsidiaries based upon the Company’s intention to permanently reinvest undistributed earnings to ensure sufficient working capital and further expansion of existing operations outside the United States. In the event the Company is required to repatriate funds from outside of the United States, such repatriation would be subject to local laws, customs and tax consequences.

The Jobs Act subjects a U.S. shareholder to tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. The Company has elected to account for GILTI in the year the tax is incurred in

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

accordance with the FASB Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, which states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense.

On March 27, 2020, the CARES Act was signed into law in response to the economic challenges facing US businesses. The CARES Act provides sweeping tax changes in response to the COVID-19 pandemic. Some of the more significant provisions are removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. As of December 31, 2020, the Company has not recorded any material adjustments to its income tax provision related to the provisions within the CARES Act. The Company will continue to analyze the impact that the CARES Act will have, if any, on its financial position, results of operations or cash flows.

On December 27, 2020, the United States enacted the Consolidated Appropriations Act of 2021 (“CAA”). The CAA includes provisions extending certain CARES Act provisions and adds coronavirus relief, tax and health extenders. The Company will continue to evaluate the impact of the CAA on its financial statements in 2021 and beyond.

18. NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during each period. Each series of Preferred Stock is considered to be a participating security. Therefore, the Company applies the two-class method in calculating its net loss per share for periods when the Company generates net income. Net losses are not allocated to the Preferred Stockholders, as they were not contractually obligated to share in the Company’s losses.

Diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common and dilutive common equivalent shares outstanding for the period using the treasury-stock method or the as-converted method, or two-class method for participating securities, whichever is more dilutive. Potentially dilutive shares are comprised of Preferred Stock, Preferred Stock warrants, common stock warrants, restricted stock units and stock options. For the years ended December 31, 2020 and 2019, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss and potentially dilutive shares being anti-dilutive.

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company for the years ended December 31:

	2020	2019
Numerator
Net loss attributable to common shareholders-basic and diluted	$55,005	$30,360
Denominator
Weighted average common shares outstanding-basic and diluted	8,324,252	8,016,507
Net loss per share attributable to common stockholders-basic and diluted	$6.61	$3.79

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The following equity shares were excluded from the calculation of diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive for the years ended December 31, 2020 and 2019:

	2020	2019
Preferred stock	31,330,513	30,680,373
Preferred stock warrants	124,062	124,062
Common stock warrants	64,616	51,184
Stock options	2,438,141	3,009,360

19. SEGMENTS

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The Company manages its business primarily based upon two operating segments, Launch Services and Space Systems. Each of these operating segments represents a reportable segment. Launch Services provides launch services to customer on a dedicated mission or ride share basis. Space Systems is comprised of space engineering, program management, satellite components, spacecraft manufacturing and mission operations. Although many of the Company’s contracts with customers contain elements of Space Systems and Launch Services, each reporting segment is managed separately to better align with customer’s needs and the Company’s growth plans. The accounting policies of the various segments are the same as those described in Note 2. The Company evaluates the performance of its reportable segments based on gross profit. For contracts with customers that contain both Space Systems and Launch Services elements, revenues for each reporting segment are generally allocated based upon the overall costs incurred for each of the reporting segments in comparison to total overall costs of the contract. The following table shows information by reportable segment for the years ended December 31:

	2020		2019
	Launch Services	Space Systems	Launch Services	Space Systems
Revenues	$33,085	$2,075	$48,399	$—
Cost of revenues	$45,872	$1,105	$49,475	$—

Gross profit	$(12,787)	$970	$(1,076)	$—

Management does not regularly review either reporting segment’s total assets or operating expenses. This is because in general, the Company’s long-lived assets, facilities, and equipment are shared by each reporting segment.

20. CONCENTRATION OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

Concentration of Credit Risk and Significant Customers

The Company is subject to concentration of credit risk with respect to its cash, cash equivalents and accounts receivable. The Company maintains bank accounts in the United States and New Zealand and attempts to minimize by maintaining its cash, cash equivalents with major high credit quality financial institutions. From time to time cash balances held may exceed limits federally insured by the Federal Deposit Insurance Corporation. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk associated with these accounts.

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

The services provided by Rocket Lab are to U.S. Government and commercial customers. The Company has a significant concentration of credit risk associated with its accounts receivables that is solely based on the good faith and credit of the U.S. Government. We extend differing levels of credit to commercial customers, do not require collateral deposits, and, when necessary, maintain reserves for potential credit losses based upon the expected collectability of accounts receivable. We manage credit risk related to our customers by following credit approval processes, establishing credit limits, performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

As of December 31, the Company’s customers that accounted for 10% or more of the total accounts receivable, net, were as follows:

	2020	2019
U.S. commercial customer A	62%	*
U.S. commercial customer B	13%	*
International customer C	12%	*

* Accounts receivable was less than 10%

For the years ended December 31, the Company’s customers that accounted for 10% or more of the total revenue were as follows:

	2020	2019
U.S. government customer D	21%	12%
International customer E	18%	*
U.S. commercial customer F	15%	*
U.S. commercial customer G	14%	26%

* Revenue was less than 10%

Geographic Information

The Company’s consolidated net revenues by geographic area based on customer billing location are as follows as of December 31:

	2020		2019
	Amount	% of total revenues	Amount	% of total revenues
United States	$25,881	74%	$47,848	99%
Japan	6,498	18%	—	0%
Rest of world	2,781	8%	551	1%

Total	$35,160	100%	$48,399	100%

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

Long-lived assets, which consists of property, plant and equipment, net, leased right-of-use assets, intangible assets, net and goodwill, by geographic area are as follows as of December 31:

	2020		2019
	Amount	% of Long- Lived Assets	Amount	% of Long- Lived Assets
United States	$34,303	38%	$30,693	46%
New Zealand	43,323	47%	36,362	54%
Canada	13,590	15%	—	0%

Total	$91,216	100%	$67,055	100%

20. RELATED PARTY TRANSACTIONS

There are three members of our Board of Directors that are affiliated with three separate entities that are invested in our common stock, two of which individually hold greater than 5% beneficial ownership. Each entity was granted one seat on our board which is filled by a partner of the affiliated entity. On September 14, 2018 and through subsequent closings, Rocket Lab sold an aggregate of 4,368,313 shares of its Series E convertible preferred stock at a purchase price of $31.5316 per share, for an aggregate purchase price of $137,739. In connection with this transaction, these entities acquired 334,267 of Series E convertible preferred stock for $10,539 and Rocket Lab entered into certain Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement, and Amended and Restated First Refusal and Co-Sale Agreement with each of the purchasers of Rocket Lab’s Series E convertible preferred stock, and certain other Rocket Lab stockholders (collectively, the “Investor Agreements”). Such Investor Agreements were subsequently amended and restated in connection with Rocket Lab’s Series E-1 convertible preferred stock financing on May 18, 2020 whereby Rocket Lab sold an aggregate of 650,140 shares of its Series E-1 convertible preferred stock at a purchase price of $31.5316 per share, for an aggregate purchase price of $20,499. These entities with an affiliated director purchased 142,713 shares of Series E-1 convertible preferred stock for $4,499.

In March 2019, Rocket Lab facilitated the sale of an aggregate of 625,564 shares of our outstanding common stock from holders of our common stock to funds affiliated with Greenspring Opportunities at a purchase price of $23.6487 per share for an aggregate purchase price of $14,300. Pursuant to this transaction, Greenspring Opportunities repurchased 422,857 shares of Rocket Lab common stock from the Rocket Lab CEO, Peter Beck, for $10,000.

As of December 31, 2019 and 2020, there are no amounts due to or from related parties.

21. SUBSEQUENT EVENTS

On March 1, 2021, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Vector Acquisition Corporation, a publicly traded special purpose acquisition company and Cayman Islands exempted company (“Vector”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Rocket Lab (“Merger Sub”) which was subsequently amended on May 7, 2021.

At the closing, Vector will become a Delaware corporation (“Delaware Vector”), and Merger Sub will merge with and into Delaware Vector, with Delaware Vector surviving the merger as a wholly owned

ROCKET LAB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands, except share and per share data)

subsidiary of Rocket Lab (the “First Merger”). Immediately following the First Merger, Rocket Lab will merge with and into Delaware Vector, with Delaware Vector surviving the merger (“Second Merger”, and together with the First Merger, the “Mergers”) for form the post-transaction combined entity (“Pubco”).

In connection with the Mergers, the shareholders of the Company will exchange their interests in the Company for interests in the Pubco. The Mergers are expected to close during 2021.

The Company has evaluated subsequent events through the date that the financial statements were available to be issued on May 7, 2021. Management was not aware of any other subsequent events that would require recognition or disclosure in the financial statements.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VECTOR ACQUISITION CORPORATION,

ROCKET LAB USA, INC.

AND

PRESTIGE USA MERGER SUB, INC.

DATED AS OF MARCH 1, 2021

A-i

A-ii

EXHIBITS

Exhibit A	Form of Parent Charter
Exhibit B	Form of Parent Bylaws
Exhibit C	Form of Company Charter
Exhibit D	Form of Support Agreement
Exhibit E	Form of Sponsor Agreement
Exhibit F	Form of Second A&R Registration Rights Agreement
Exhibit G	Form of Lockup Agreement
Exhibit H	Form of Management Redemption Agreement
Exhibit I	Form of Stockholder Written Consent
Exhibit J	Form of FIRPTA Certificate

SCHEDULES

Schedule A	Defined Terms

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of March 1, 2021, by and among Vector Acquisition Corporation, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (“Parent”), Rocket Lab USA, Inc., a Delaware corporation (the “Company”) and Prestige USA Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of the Company (“Merger Sub”). Each of the Company, Parent and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time in accordance with the terms hereof, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

WHEREAS, prior to the Closing and subject to the conditions of this Agreement, Parent shall domesticate (the “Domestication”) as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and Cayman Islands Companies Act (2021 Revision), as amended and restated from time to time (the “Companies Act”),

WHEREAS, concurrently with the Domestication, Parent shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in substantially the forms attached hereto as Exhibits A and B, respectively),

WHEREAS, in connection with the Domestication, (i) each issued and outstanding Parent Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001, per share of Parent (after its domestication as a corporation incorporated in the State of Delaware) (the “Delaware Parent Common Stock”); (ii) each issued and outstanding Parent Class B Ordinary Share shall convert automatically, on a one-for-one basis, into one share of Delaware Parent Common Stock; (iii) each then issued and outstanding warrant of Parent shall convert automatically into a warrant to acquire one share of Delaware Parent Common Stock (“Delaware Parent Warrant”); and (iv) each then issued and outstanding Parent Unit shall convert automatically into a unit of Parent (after its domestication as a corporation incorporated in the State of Delaware) (the “Delaware Parent Units”), with each Delaware Parent Unit representing one share of Delaware Parent Common Stock and one-third of one Delaware Parent Warrant,

WHEREAS, at the Closing and prior to the First Effective Time, the Company shall file a certificate of incorporation with the Secretary of State of Delaware (in substantially the form attached hereto as Exhibit C) (the “Charter Amendment”),

WHEREAS, in connection with the Charter Amendment, (i) each issued and outstanding share of Company Preferred Stock shall convert into Company Common Stock; (ii) each issued and outstanding share of Company Common Stock (after giving effect to the conversion contemplated by clause (i)) shall convert automatically into a number of shares of Company Common Stock equal to the Exchange Ratio; (iii) each then issued and outstanding Company Warrant shall convert into a warrant of the Company (a “New Company Warrant”) for a number of shares of Company Common Stock and with the applicable exercise price per share determined in accordance with Section 7.28; (iv) each then issued and outstanding Company Option shall convert into an option for a number of shares of Company Common Stock (a “New Company Option”) and with the applicable exercise price per share determined in accordance with Section 7.28; and (v) each award of Company Restricted Stock Units shall convert into an award of restricted stock units with respect to a number of shares of Company Common Stock (the “New Company Restricted Stock Units”) determined in accordance with Section 7.28,

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and other applicable Law, the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into Parent (the “First Merger”), with Parent being the surviving corporation (Parent, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “First Surviving Corporation”) and, as part of the same overall transaction, promptly after the First Merger, the First Surviving Corporation will merge with the Company, (the “Second Merger” and, together with the First Merger, the “Mergers”), with Parent being the surviving corporation (Parent, in its capacity as the surviving corporation of the Second Merger, is sometimes referred to as the “Second Surviving Corporation”) on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Mergers will be treated as a single integrated transaction that will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the board of directors of the Company has unanimously: (i) determined that it is in the best interests of the Company and Company Stockholders, and declared it advisable, to approve and to enter into this Agreement providing for the Mergers in accordance with the DGCL; (ii) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (ii) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the Company Stockholders in accordance with the Company’s Charter Documents;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company Stockholders collectively holding (i) at least a majority of the outstanding voting power of the Company Stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis), (ii) at least a majority of the shares of the Company Common Stock issued and outstanding as of the date hereof (voting as a single class) and (iii) at least a majority of the shares of the Company Preferred Stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis) (each such Company Stockholder, a “Written Consent Party”), have entered into voting and support agreements with Parent in substantially the form attached hereto as Exhibit D (each, a “Support Agreement”).

WHEREAS, the board of directors of Parent has unanimously: (i) determined that it is in the best interests of Parent, and declared it advisable, to approve the Domestication in accordance with the Companies Act and to enter into this Agreement providing for the Mergers in accordance with the DGCL; (ii) approved this Agreement and the Transactions, including the Domestication and the Mergers in accordance with the Companies Act and the DGCL, on the terms and subject to the conditions of this Agreement; and (iii) adopted a resolution recommending the Domestication and the plan of merger set forth in this Agreement be adopted by the shareholders of Parent (the “Parent Recommendation”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor and Parent have entered into a letter agreement (the “Sponsor Agreement”), in substantially the form attached hereto as Exhibit E, pursuant to which, in connection with the Closing, Sponsor shall agree to, among other things, waive certain rights in respect of anti-dilution, upon the terms and subject to the conditions set forth therein.

WHEREAS, on or about the date hereof, Parent has obtained commitments from certain investors (the “PIPE Investors”) for a private placement of Delaware Parent Common Stock (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions.

WHEREAS, (i) Parent, Sponsor and certain other parties are party to the Registration Rights Agreement, and (ii) in connection with the consummation of the Mergers, Parent, Sponsor and certain other parties will enter into a Second Amended and Restated Registration Rights Agreement (the “Second A&R Registration Rights Agreement”) in substantially the form attached hereto as Exhibit F.

WHEREAS, in connection with the consummation of the Mergers, Parent and certain Company Stockholders who will receive common stock, par value $0.0001, per share of the Second Surviving Corporation (the “Second Surviving Corporation Common Stock”) pursuant to Section 2.6(b)(i) will each enter into a lockup agreement (each, a “Lockup Agreement”), in substantially the form attached hereto as Exhibit G; and

WHEREAS, prior to the Closing certain members of management may enter into a management redemption agreement (each, a “Management Redemption Agreement”), in substantially the form attached hereto as Exhibit H, pursuant to which the Management Redemption Shares shall be redeemed.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.

THE CLOSING TRANSACTIONS

Section 1.1 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.1, the consummation of the Transactions (the “Closing”), other than the filing of the Certificates of Merger, shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002, at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email .pdf files or by www.docusign.com or similar service.

Section 1.2 Closing Deliverables.

(a) At the Closing, Parent shall deliver to the Company:

(i) a certified copy of the Parent Charter;

(ii) copies of the Certificates of Merger, duly executed by Parent;

(iii) a copy of the Second A&R Registration Rights Agreement, duly executed by Parent and Sponsor;

(iv) certified copies of resolutions and actions taken by Parent’s board of directors in connection with the approval of this Agreement and the Transactions, certifying that such resolutions have not been modified, amended or revoked and remain in full force and effect as of the Closing; and

(v) a copy of each Lockup Agreement, duly executed by Parent.

(b) At the Closing, the Company and Merger Sub, as applicable shall deliver, or cause to be delivered, as applicable, to Parent:

(i) a certified copy of the Company Charter;

(ii) a copy of the Second A&R Registration Rights Agreement, duly executed by the Company Stockholders set forth on Section 1.2(b)(ii) of the Company Disclosure Letter;

(iii) a copy of each Lockup Agreement, duly executed by the Company Stockholders set forth on Section 1.2(b)(iii) of the Company Disclosure Letter;

(iv) certified copies of (A) resolutions and actions taken by the Company’s and Merger Sub’s board of directors and stockholders in connection with the approval of this Agreement and the

Transactions (including the stockholder resolutions approving the First Merger) and (B) the Stockholder Written Consent, in each case certifying that the resolutions have not been modified, amended or revoked and remain in full force and effect as of the Closing; and

(v) a certificate duly executed under penalties of perjury, substantially in the form set forth on Exhibit J and meeting the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations, together with a draft notice, substantially in the form set forth on Exhibit J, prepared in accordance with Section 1.897-2(h)(2) of the Treasury Regulations.

Section 1.3 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall direct the Trustee to make any payments required to be made by Parent in connection with the Parent Stockholder Redemptions.

(b) The certificates of merger with respect to the First Merger and the Second Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger” and the “Second Certificate of Merger,” respectively, and collectively the “Certificates of Merger”) and filed with the Secretary of State of the State of Delaware.

(c) The Company shall deposit (or cause to be deposited) with the Exchange Agent the First Merger Consideration payable pursuant to Section 2.6(a)(i).

(d) The Second Surviving Corporation shall deposit (or cause to be deposited) with the Exchange Agent the Merger Consideration payable pursuant to Section 2.6(b)(i).

(e) The Second Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued Parent Transaction Costs as set forth on a written statement to be delivered to the Company not less than three (3) Business Days prior to the Closing Date, and (ii) all accrued and unpaid Company Transaction Costs (“Unpaid Transaction Costs”) as set forth on a written statement to be delivered to Parent by or on behalf of the Company not less than three (3) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and, if reasonably required by the Trustee, the certified Taxpayer Identification Numbers, of each payee; provided, that any Unpaid Transaction Costs due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

ARTICLE II.

THE MERGERS

Section 2.1 The Mergers.

(a) At the First Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and Parent shall consummate the First Merger, pursuant to which Merger Sub shall be merged with and into Parent, following which the separate corporate existence of Merger Sub shall cease and Parent shall continue as the First Surviving Corporation after the First Merger and as a direct, wholly-owned Subsidiary of the Company.

(b) At the Second Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, the Company and Parent shall consummate the

Second Merger, pursuant to which the Company shall be merged with and into Parent, following which the separate corporate existence of the Company shall cease and Parent shall continue as the Second Surviving Corporation after the Second Merger.

Section 2.2 Effective Times.

(a) Subject to the terms and subject to the conditions of this Agreement, on the Closing Date, Parent and Merger Sub shall cause the First Merger to be consummated by filing the First Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the First Certificate of Merger, being the “First Effective Time”).

(b) Subject to the terms and subject to the conditions of this Agreement, to be consummated on the Closing Date, following the First Effective Time, the Company and Parent shall cause the Second Merger to be consummated by filing the Second Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 2.3 Effect of the Mergers.

(a) At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the First Surviving Corporation, which shall include the assumption by the First Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Parent set forth in this Agreement to be performed after the First Effective Time.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company and Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Second Surviving Corporation, which shall include the assumption by the Second Surviving Corporation of any and all agreements, covenants, duties and obligations of the Company and the Parent set forth in this Agreement to be performed after the Second Effective Time.

Section 2.4 Governing Documents. At the First Effective Time, the certificate of incorporation and bylaws of the First Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of Parent as in effect immediately prior to the First Effective Time. Subject to Section 7.15, the certificate of incorporation and bylaws of the Second Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of Parent as in effect immediately prior to the Second Effective Time, except that Section 10.1 of the certificate of incorporation shall be deleted and the name of the Second Surviving Corporation shall be Rocket Lab USA, Inc.

Section 2.5 Directors and Officers of the Surviving Corporations.

(a) Persons constituting the directors and executive officers of Parent prior to the First Effective Time shall continue to be the directors and executive officers (as applicable) of the First Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

(b) Parent shall take all necessary action prior to the Second Effective Time such that (i) each director of Parent in office immediately prior to the Second Effective Time shall cease to be a director immediately following the Second Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Second Effective Time) and (ii) each person set forth on Section 2.6(b) of the Parent Disclosure Letter shall be appointed to the Board of Directors of the Second Surviving Corporation, effective as of immediately following the Second Effective Time, and, as of such time, shall be the only directors of the Second Surviving Corporation (including by causing the board of directors of the Parent to adopt resolutions prior to the Second Effective Time that expand or decrease the size of the board of directors of Parent, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the board of directors of Parent). Each person appointed as a director of the Second Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Second Surviving Corporation until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Persons constituting the executive officers of the Company prior to the Second Effective Time shall continue to be the executive officers of the Second Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

Section 2.6 Conversion of Securities.

(a) Upon the terms and subject to the conditions of this Agreement, at the First Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any of the securities of Parent, Merger Sub or the Company, the following shall occur:

(i) Each share of Delaware Parent Common Stock (other than shares of Delaware Parent Common Stock in Parent’s treasury or held by the Parent or Parent Dissenting Shares (the “Parent Excluded Shares”)), issued and outstanding immediately prior to the First Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive, and the holder of such share of Delaware Parent Common Stock shall be entitled to receive, upon surrender of such holder’s Delaware Parent Common Stock represented in book-entry form in accordance with DTC’s customary surrender procedures and delivery of the other documents required pursuant to Section 2.7, (i) one fully paid and nonassessable share of Company Common Stock. The aggregate number of shares of Company Common Stock issuable pursuant to this Section 2.6(a)(i), is referred to as the “First Merger Consideration.” As of the First Effective Time, each stockholder of Parent shall cease to have any other rights in and to Parent or the First Surviving Corporation, and each share of Delaware Parent Common Stock (other than Parent Excluded Shares) shall thereafter represent only the right to receive the First Merger Consideration.

(ii) Each Delaware Parent Warrant that is outstanding and unexercised immediately prior to the First Effective Time will automatically be converted into a warrant to acquire a number of shares of Company Common Stock (each such resulting warrant, an “Assumed Parent Warrant”) and shall be subject to the same terms and conditions as were applicable to such corresponding Delaware Parent Warrant immediately prior to the Second Effective Time (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Assumed Parent Warrants. Accordingly, effective as of the First Effective Time: (a) each such Assumed Parent Warrant shall be exercisable solely for Company Common Stock; (b) the number of shares of Company Common Stock subject to each Assumed Warrant shall equal the number of shares of Delaware Parent Common Stock subject to the Delaware Parent Warrant; and (c) the per share exercise price for the Company Common Stock issuable upon exercise of such Company Warrant shall equal the per share exercise price for the shares of Delaware Parent Common Stock subject to the Delaware Parent Warrant, as in effect immediately prior to the First Effective Time. Prior to the First Effective Time, Parent shall, if applicable, deliver any notices and obtain any consents required in order to effect the treatment of the

Delaware Parent Warrants described in this Section 2.6(a)(ii) pursuant to the terms of the Delaware Parent Warrants and any plan or similar document governing the Delaware Parent Warrants.

(iii) Each Delaware Parent Unit that is outstanding immediately prior to the First Effective Time will automatically be converted, on a one-for-one basis, into a unit of the Company (with each unit representing one share of Company Common Stock and one-third of one warrant to acquire shares of Company Common Stock) (each such resulting unit, an “First Merger Assumed Parent Unit”). Each First Merger Assumed Parent Unit shall be subject to the same terms and conditions as were applicable to such corresponding Delaware Parent Unit immediately prior to the First Effective Time (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the warrant. Prior to the First Effective Time, shall, if applicable, deliver any notices and obtain any consents required in order to effect the treatment of the Delaware Parent Units described in this Section 2.6(a)(iii).

(iv) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of Parent, which shall constitute the only outstanding shares of capital stock of Parent. From and after the First Effective Time, all certificates representing the Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of Parent into which they were converted in accordance with the immediately preceding sentence.

(b) Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any further action on the part of Parent, the Company or the holders of any of the securities of Parent or the Company, the following shall occur:

(i) Each share of Company Stock (other than shares of Company Stock held in the Company’s treasury or by the Company, Dissenting Shares and Management Redemption Shares (the “Company Excluded Shares”), issued and outstanding immediately prior to the Second Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive, and the holder of such share of Company Stock shall be entitled to receive, upon surrender of stock certificates representing all of such Company Stockholder’s Company Stock (each, a “Certificate”) and delivery of the other documents required pursuant to Section 2.7, (i) one fully paid and nonassessable share of Second Surviving Corporation Common Stock, and (ii) in addition, only with respect to shares of Company Common Stock issued and outstanding after the Charter Amendment but prior to the First Effective Time, a number of Company Earnout Shares (if any), issuable in accordance with Section 3.1, equal to the Earnout Exchange Ratio. The aggregate number of shares of Second Surviving Corporation Common Stock issuable to the Company Stockholders pursuant to this Section 2.6(b)(i), together with any cash to be paid in lieu of any fractional shares of Second Surviving Corporation Common Stock in accordance with Section 2.6(c), is referred to as the “Merger Consideration.” As of the Second Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation, and each Certificate relating to the ownership of Company Stock (other than Company Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration.

(ii) Each New Company Warrant and Assumed Parent Warrant that is outstanding and unexercised immediately prior to the Second Effective Time will automatically be converted into a warrant to acquire a number of shares of Second Surviving Corporation Common Stock (each such resulting warrant, an “Assumed Warrant”) and shall be subject to the same terms and conditions as were applicable to such corresponding New Company Warrant or Assumed Parent Warrant immediately prior to the Second Effective Time (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Assumed Warrants. Accordingly, effective as of the Effective Time: (a) each such Assumed Warrant shall be exercisable solely for Second Surviving Corporation Common Stock; (b) the number of shares of Second Surviving Corporation Common Stock subject to each Assumed Warrant shall equal the number of shares of Company Stock subject to the applicable New Company Warrant or Assumed Parent Warrant; and (c) the per share exercise price for the Second Surviving Corporation Common Stock issuable upon exercise of such New Company Warrant or Assumed Parent Warrant shall equal the per share exercise price for the shares of Company Stock subject to the applicable New Company Warrant or Assumed Parent Warrant. Prior to the Second Effective Time, the Company and Parent shall, if applicable, deliver any notices and obtain any consents required in order to effect the treatment of the New Company Warrants and Assumed Parent Warrants described in this Section 2.6(b)(ii) pursuant to the terms of the New Company Warrants and Assumed Parent Warrants and any plan or similar document governing the New Company Warrants and Assumed Parent Warrants.

(iii) Each New Company Option that is outstanding and unexercised immediately prior to the Second Effective Time (whether vested or unvested) shall automatically be assumed by Parent and converted into an option to acquire Second Surviving Corporation Common Stock (each such resulting option, a “Rollover Option”) and shall be subject to the same terms and conditions as were applicable to such corresponding New Company Option immediately prior to the Second Effective Time (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Rollover Options. Accordingly, effective as of the Second Effective Time: (i) each such Rollover Option shall be exercisable solely for Second Surviving Corporation Common Stock; (ii) the number of shares of Second Surviving Corporation Common Stock subject to each Rollover Option shall equal the number of shares of Company Stock subject to the corresponding New Company Option; and (iii) the per share exercise price for the Second Surviving Corporation Common Stock issuable upon exercise of such Rollover Option shall equal the per share exercise price for the shares of Company Stock. Prior to the Second Effective Time, the Company shall perform such actions as are required under the Company Stock Plans and the awards governing the New Company Options in order to effect the treatment of the New Company Options described in this Section 2.6(b)(iii).

(iv) The Transactions shall be deemed an “Initial Public Offering” for purposes of the Company Stock Plans. At the Second Effective Time, each award of New Company Restricted Stock Units that is outstanding and unvested immediately prior to the Second Effective Time (after giving effect to any vesting occurring upon the consummation of an “Initial Public Offering” under the Company Stock Plans and applicable award agreements) shall automatically be assumed by Parent and converted into an award of time-vesting restricted stock units with respect to a number of shares of Second Surviving Corporation Common Stock (the “Rollover Restricted Stock Units”) equal to the number of New Company Restricted Stock Units subject to such award. Each Rollover Restricted Stock Unit shall be subject to the same terms and conditions as were applicable to such corresponding New Company Restricted Stock Unit immediately prior to the Second Effective Time (including applicable time-vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Rollover Restricted Stock Unit. At the Second Effective Time, each award of New Company Restricted Stock Units that is outstanding and vested immediately prior to the Second Effective Time (after giving effect to any vesting occurring upon the consummation of an “Initial Public Offering” under the Company Stock Plans and applicable award agreements) shall be cancelled and converted into the right to receive a number of shares of Second Surviving Corporation Common Stock equal to the number of New Company Restricted Stock Units subject to such award.

(v) Each First Merger Assumed Parent Unit that is outstanding immediately prior to the Second Effective Time will automatically be converted, on a one-for-one basis, into a unit of the Second Surviving Corporation (with each unit representing one share of Second Surviving Corporation Common Stock and one-third of one Assumed Warrant) (each such resulting unit, an “Assumed Parent Unit”). Each Assumed Parent Unit shall be subject to the same terms and conditions as were applicable to such corresponding First Merger Assumed Parent Unit immediately prior to the Second Effective Time (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Assumed Parent Unit. Prior to the First Effective Time, Parent shall, if applicable, deliver any notices and obtain any consents required in order to effect the treatment of the First Merger Assumed Parent Units described in this Section 2.6(b)(v).

(vi) Each share of common stock of Parent issued and outstanding immediately prior to the Second Effective Time shall be cancelled and no consideration shall be paid or payable with respect thereto.

(c) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Company Common Stock or Second Surviving Corporation Common Stock shall be issued upon the conversion of Delaware Parent Common Stock or Company Stock, as applicable pursuant to this Section 2.6, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Company Common Stock or Second Surviving Corporation Common Stock. In lieu of the issuance of any such fractional share, the Second Surviving Corporation shall pay to each former holder of Company Stock (other than Company Excluded Shares) who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in Second Surviving Corporation Common Stock to which such holder otherwise would have been entitled but for this Section 2.6(c), multiplied by (ii) (a) an amount equal to $10.00 plus (b) an amount equal to (1) the interest earned on funds in the Trust Account divided by (2) the number of shares of Delaware Parent Common Stock outstanding immediately prior to the First Merger (excluding any shares issued upon conversion of the Parent Class B Ordinary Shares).

(d) Prior to the Second Effective Time, the board of directors of the Company shall take such actions as are necessary (including adopting any resolutions) to effectuate the treatment of outstanding New Company Options and New Company Restricted Stock Units as set forth in Section 2.6(b)(iii) and Section 2.6(b)(iv).

(e) Pursuant to the First Merger, each issued and outstanding share of common stock of Merger Sub shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Surviving Corporation, which shall constitute the only outstanding shares of capital stock of Parent. From and after the First Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of Parent into which they were converted in accordance with the immediately preceding sentence.

(f) Each share of Delaware Parent Common Stock held in Parent’s treasury or by Parent (but not Delaware Parent Common Stock held by a Subsidiary of Parent) immediately prior to the First Effective Time shall be cancelled and no consideration shall be paid or payable with respect thereto. Each share of Company Stock held in the Company’s treasury or by the Company (but not Company Stock held by a Subsidiary) immediately prior to the Second Effective Time (including the Management Redemption Shares) shall be cancelled and no consideration shall be paid or payable with respect thereto.

Section 2.7 Disbursement of Merger Consideration.

(a) Disbursement of First Merger Consideration

(i) Subject to this Section 2.7, promptly following the First Effective Time, the Company shall deliver, or cause to be delivered to each holder of Parent Delaware Common Stock the First Merger Consideration payable to such holder in respect of the Delaware Parent Common Stock held by such holder in accordance with the terms of Section 2.6.

(ii) Prior to the First Effective Time, Company shall appoint a commercial bank or trust company (the “Exchange Agent”) for the purpose of exchanging certificates, if applicable, and otherwise distributing to each holder of Delaware Parent Common Stock the portion of the First Merger Consideration payable to such holder of Delaware Parent Common Stock and otherwise effectuating the conversion of Delaware Parent Warrants and Delaware Parent Units.

(iii) At the First Effective Time, the Company shall cause to be deposited evidence of Company Common Stock in book-entry form (or certificates representing such Company Common Stock, at the Company’s election) representing the First Merger Consideration. Such equity deposited with the First Exchange Agent shall be referred to in this Agreement as the “First Exchange Fund”. At the First Effective Time, the Company shall deliver irrevocable instructions to the First Exchange Agent to deliver the First Merger Consideration out of the First Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

(iv) Promptly after the First Effective Time (and in any event within five (5) Business Days thereafter), the Exchange Agent shall mail to each holder of Company Stock: (i) a letter of transmittal (the “Letter of Transmittal”) in such form and having such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for surrendering the certificates representing Delaware Parent Common Stock (or affidavits of loss in lieu of the certificates as provided in Section 2.7(b)(vii)), if applicable, to the Exchange Agent (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver a Letter of Transmittal or Surrender Documentation to any holder of Delaware Parent Common Stock that has delivered its Letter of Transmittal and Surrender Documentation, if applicable, with respect to such holder’s Delaware Parent Common Stock to the Exchange Agent at least two Business Days prior to the Closing Date. Upon receipt by the Exchange Agent of the completed Letter of Transmittal and the Surrender Documentation, the Exchange Agent will deliver to the holder of such Delaware Parent Common Stock the portion of the First Merger Consideration payable to such holder in respect of the Delaware Parent Common Stock held by such holder in accordance with the terms of Section 2.6, less any required Tax withholdings as provided in Section 2.8; provided, however, that if the holder of such Delaware Parent Common Stock delivers to the Exchange Agent the Letter of Transmittal and, if applicable, Surrender Documentation, at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder of such Delaware Parent Common Stock the First Merger Consideration payable to such holder on the Closing Date or as promptly as practicable thereafter. All certificates surrendered by the Parent Stockholders shall forthwith be cancelled. Until a Letter of Transmittal and, if applicable, Surrender Documentation, has been received by the Exchange Agent, each share of Delaware Parent Common Stock shall represent after the First Effective Time for all purposes only the right to receive the portion of the First Merger Consideration payable in respect of such Delaware Parent Common Stock pursuant to Section 2.6. No interest will be paid or accrued on any amount payable upon due submission of any Letter of Transmittal or, if applicable, Surrender Documentation.

(v) In the event of a transfer of ownership of shares of Delaware Parent Common Stock that is not registered in the transfer records of the Company, the Merger Consideration to be delivered upon due surrender of the Parent Certificate may be issued to such transferee if the Parent Certificate formerly representing such shares of Delaware Parent Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. From and after the Second Effective Time, there shall be no transfers on the transfer books of Parent of any shares of Delaware Parent Common Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any certificate is presented to the First Surviving Corporation, Company or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.8) the aggregate First Merger Consideration represented by such certificate, as applicable.

(vi) Any portion of the First Exchange Fund (including the proceeds of any investments of the First Exchange Fund) that remains unclaimed by the holders of Delaware Parent Common Stock for 180 days after the First Effective Time shall be delivered to the First Surviving Corporation. Any holder of Delaware Parent Common Stock who has not theretofore complied with this Article II shall thereafter look only to the First Surviving Corporation for payment of their respective portion of the First Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.8). Notwithstanding the foregoing, none of the First Surviving Corporation, Company, the Exchange Agent or any other Person shall be liable to any former holder of Delaware Parent Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(vii) In the event any certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed; and (ii) if required by the Company, the posting by such Person of a bond in customary amount and upon such terms as may be required by the Company as indemnity against any claim that may be made against it or the First Surviving Corporation with respect to such certificate, the Exchange Agent will issue the First Merger Consideration attributable to such Parent Certificate (after giving effect to any required Tax withholdings as provided in Section 2.8).

(b) Disbursement of the Second Merger Consideration.

(i) Subject to this Section 2.7, promptly following the Second Effective Time, the Second Surviving Corporation shall deliver, or cause to be delivered to each holder of Company Stock the Merger Consideration payable to such holder in respect of the Company Stock held by such holder in accordance with the terms of Section 2.6.

(ii) Prior to the Second Effective Time, First Surviving Corporation shall appoint the Exchange Agent for the purpose of exchanging certificates, if applicable, and otherwise distributing to each holder of Company Common Stock the portion of the Second Merger Consideration payable to such holder of Company Common Stock and otherwise effectuating the conversion of Assumed Parent Warrants, New Company Warrants, New Company Options, Rollover Restricted Stock Units and First Merger Assumed Parent Units.

(iii) At the Second Effective Time, the Second Surviving Corporation shall cause to be deposited evidence of Second Surviving Corporation Common Stock in book-entry form (or certificates representing such Second Surviving Corporation Common Stock, at Parent’s election) representing the Second Merger Consideration. Such equity deposited with the Exchange Agent shall be referred to in this Agreement as the “Second Exchange Fund”. At the Second Effective Time, Second Surviving Corporation shall deliver irrevocable instructions to the Exchange Agent to deliver the Second Merger Consideration out of the Second Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

(iv) Promptly after the Second Effective Time (and in any event within five (5) Business Days thereafter), the Exchange Agent shall mail to each holder of Company Stock: (i) the Letter of Transmittal; and (ii) Surrender Document (which for the purposes of this Section 2.7(b) shall refer to the surrender of Company Stock (or affidavits of loss in lieu of the Certificates as provided in Section 2.7(b)(vii)), if applicable, to the Exchange Agent; provided, however, that the Exchange Agent shall not be required to deliver a Letter of Transmittal or Surrender Documentation to any holder of Company Stock that has delivered its Letter of Transmittal and Surrender Documentation, if applicable, with respect to such holder’s Company Stock to the Exchange Agent at least two Business Days prior to the Closing Date. Upon receipt by the Exchange Agent of the completed Letter of Transmittal and the Surrender Documentation, the Exchange Agent will deliver to the holder of such Company Stock the portion of the Merger Consideration payable to such holder in respect of the Company Stock held by such holder in accordance with the terms of Section 2.6, less any required Tax withholdings as provided in Section 2.8; provided, however, that if the holder of such Company Stock delivers to the Exchange Agent the Letter of Transmittal and, if applicable, Surrender Documentation, at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder of such Company Stock the Merger Consideration payable to such holder on the Closing Date or as promptly as practicable thereafter. All Certificates surrendered by the Company Stockholders shall forthwith be cancelled. Until a Letter of Transmittal and, if applicable, Surrender Documentation, has been received by the Exchange Agent, each share of Company Stock shall represent after the Second Effective Time for all purposes only the right to receive the portion of the Merger Consideration payable in respect of such Company Stock pursuant to Section 2.6. No interest will be paid or accrued on any amount payable upon due submission of any Letter of Transmittal or, if applicable, Surrender Documentation.

(v) In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, the Merger Consideration to be delivered upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such shares of Company Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. From and after the Second Effective Time, there shall be no transfers on the transfer books of the Company of any shares of Company Stock that were outstanding immediately prior to the Second Effective Time. If, after the Second Effective Time, any Certificate is presented to the Second Surviving Corporation, or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.8) the aggregate Merger Consideration represented by such Certificate, as applicable.

(vi) Any portion of the Second Exchange Fund (including the proceeds of any investments of the Second Exchange Fund) that remains unclaimed by the holders of Company Stock for 180 days after the Second Effective Time shall be delivered to the Second Surviving Corporation. Any holder of Company Stock who has not theretofore complied with this Article II shall thereafter look only to the Second Surviving Corporation for payment of their respective portion of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.8). Notwithstanding the foregoing, none of the Second Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(vii) In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by the Second Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Second Surviving Corporation with respect to such Certificate, the Exchange Agent will issue the Merger Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.8).

Section 2.8 Withholding Taxes. Notwithstanding anything herein to the contrary, each of Parent, the Company, the First Surviving Corporation, the Second Surviving Corporation and their respective Affiliates shall be entitled to deduct and withhold from any consideration or other amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold under the Code or any other applicable Tax Law. To the extent that Parent, the Company, the First Surviving Corporation, the Second Surviving Corporation or their respective Affiliates withholds such amounts with respect to any Person and pays such withheld amounts to the applicable Governmental Entity, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Mergers treated as compensation for applicable Tax purposes, the Parties shall cooperate to pay such amounts through the Company’s payroll to facilitate applicable withholding.

Section 2.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL with respect to the First Merger or, to the extent applicable, the CCC, shares of Delaware Parent Common Stock that are outstanding immediately prior to the First Effective Time and that are held by stockholders of Parent who shall have neither voted in favor of the First Merger nor consented thereto in writing in respect of such Delaware Parent Common Stock and who shall have demanded properly in writing appraisal for such Delaware Parent Common Stock in accordance with Section 262 of the DGCL, or, to the extent applicable, Chapter 13 of the CCC, and otherwise complied with all of the provisions of the DGCL or CCC, as applicable, relevant to the exercise and perfection of appraisal rights (collectively, the “Parent Dissenting Shares”), shall not be converted into, and such stockholders shall have no right to receive, the First Merger Consideration that would otherwise be attributable to such Parent Dissenting Shares in accordance with Section 2.6 unless and until such shareholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL, and if and to the extent applicable, the CCC. Any stockholder of Parent who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such Parent Dissenting Shares under Section 262 of the DGCL, and if and to the extent applicable, Chapter 13 of the CCC (or other applicable Law), shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the First Effective Time, the right to receive the First Merger Consideration attributable to such Parent Dissenting Shares in accordance with the terms of Parent’s Charter Documents, without any interest thereon, upon surrender, in the manner provided in Section 2.6 of the Parent Dissenting Shares.

(b) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL with respect to the Second Merger or, to the extent applicable, the CCC, shares of Company Stock that are outstanding immediately prior to the Second Effective Time and that are held by Company Stockholders who shall have neither voted in favor of the Second Merger nor consented thereto in writing in respect of such Company Stock and who shall have demanded properly in writing appraisal for such Company Stock in accordance with Section 262 of the DGCL, or, to the extent applicable, Chapter 13 of the CCC, and otherwise complied with all of the provisions of the DGCL or CCC, as applicable, relevant to the exercise and perfection of appraisal rights (collectively, the “Company Dissenting Shares” and together with the Parent Dissenting Shares, the “Dissenting Shares”), shall not be converted into, and such Company Stockholders shall have no right to receive, the Merger Consideration that would otherwise be attributable to such Dissenting Shares in accordance with Section 2.6 unless and until such Company Stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL, and if and to the extent applicable, the CCC. Any Company Stockholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such Dissenting Shares under Section 262 of the DGCL, and if and to the extent applicable, Chapter 13 of the CCC (or other applicable Law), shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Second Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares in accordance with the terms of the Company’s Charter Documents, without any interest thereon, upon surrender, in the manner provided in Section 2.7, of the Certificate or Certificates that formerly evidenced such Dissenting Shares.

(c) Prior to the Closing, the Company shall give Parent (i) prompt written notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to control all negotiations and proceedings (including the defense and any settlement thereof) with respect to demands for appraisal under the DGCL and, if and to the extent applicable, the CCC. The Company will enforce any contractual waivers that Company Stockholders have granted regarding appraisal rights that apply to the Transactions. Prior to the Closing, Parent shall give the Company prompt written notice of any demands for appraisal received by Parent and any withdrawals of such demands. Neither the Company nor Parent shall, except with the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.10 Taking of Necessary Action; Further Actions. If, at any time after the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Second Surviving Corporation following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors (or their designees) of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.11 Tax Treatment of the Domestication and the Mergers. The Parties intend that, for United States federal income tax purposes, (i) the Domestication will qualify as a “reorganization” pursuant to Section 368(a)(1)(F) of the Code and the Treasury Regulations thereunder, (ii) the Mergers will be treated as integrated steps of a single transaction that will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder to which each of Parent and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations thereunder, and (iii) this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (collectively, the “Intended Tax Treatment”). The Transactions shall be reported by the Parties for all Tax purposes in accordance with the Intended Tax Treatment, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a Governmental Entity as a result of a “determination” within the meaning of Section 1313(a) of the Code. Following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment. For the avoidance of doubt, the qualification of the Mergers for the Intended Tax Treatment will not be a condition to Closing.

ARTICLE III.

EARNOUT SHARES

Section 3.1 Company Earnout Shares. During the Company Earnout Period, if and when the Company Triggering Event occurs, the Surviving Corporation shall promptly issue the Company Earnout Shares to the holders of Company Stock, as additional consideration for the Second Merger, in the manner set forth in Section 2.6(b)(i).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND MERGER SUB

Except as set forth in the corresponding section of the Company disclosure letter delivered by the Company to Parent prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company and Merger Sub hereby represents and warrants to Parent as follows:

Section 4.1 Organization and Qualification. Each of the Company and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets, rights and material properties and to carry on its business in all material respects as it is now being conducted. The Company is duly licensed, qualified to do business and in good standing in each jurisdiction in which the ownership of its property or assets or the character of its activities requires it to be so licensed, qualified or in good standing, except where the failure to be so licensed or qualified or in good standing would not have a Company Material Adverse Effect. True, correct and complete copies of the certificate of incorporation and by-laws (or other comparable instruments relating to governance with different names) (collectively referred to herein as “Charter Documents”) of the Company as amended and currently in effect, have been made available to Parent or its representatives.

Section 4.2 Company Subsidiaries.

(a) Section 4.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary of the Company, together with the jurisdiction of organization or incorporation for each such Subsidiary. Each Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of the Company is duly qualified to do business and is in good standing under the laws of each jurisdiction where such qualification is required, except where failure to so qualify or maintain good standing would not have a Company Material Adverse Effect. Each such Subsidiary has the requisite right, power and authority to conduct the businesses in which it is engaged, to own, lease and use the properties and assets that it purports to own, lease or use and to perform its obligations under any Law, Contract or otherwise, except as would not have a Company Material Adverse Effect. The Company has delivered to Parent true, correct and complete copies of the Charter Documents of each Subsidiary of the Company, as amended and currently in effect.

(b) A true, correct and complete description of the capitalization of each Subsidiary of the Company is as set forth in Section 4.2(b) of the Company Disclosure Letter. The Company, or a Subsidiary of the Company, as applicable, has good title to and owns beneficially and of record all of the equity interests of each such Subsidiary of the Company set forth opposite its name on Section 4.2(b) of the Company Disclosure Letter (the “Subsidiary Interests”), free and clear of any and all Liens (other than Permitted Liens), and there are no other equity interests of the Company or its Subsidiaries that are issued and outstanding. With respect to each such Subsidiary, the Subsidiary Interests are (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concepts are applicable under Law); (ii) issued in compliance with all applicable Laws (including state, provincial and federal securities Laws or exemptions therefrom); and (iii) not subject to or issued in violation of any other equity interests with respect to such shares or any purchase option, call option, right of first refusal, right of first offer, preemptive right, subscription right or similar right under applicable Laws, such Subsidiary’s Charter Documents or any Contract to which such Subsidiary is a party or otherwise bound. Except as set forth on Section 4.2(b) of the Company Disclosure Letter, in respect of each Subsidiary of the Company, there are no: (i) outstanding securities convertible or exchangeable into equity interests of such Subsidiary; (ii) outstanding options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts, contingent or otherwise, that could require such Subsidiary to issue, exchange, transfer, deliver, sell, repurchase or redeem, or cause to be issued, exchanged, transferred, delivered, sold, repurchased or redeemed, any equity interests of such Subsidiary or any security or rights convertible into, exchangeable or exercisable for or measured by reference to any such equity interests or obligating such Subsidiary to issue, grant, extend, accelerate the vesting of, change the price of, otherwise amend or modify or enter into any such option, warrant, equity security, call right, commitment or agreement; (iii) outstanding stock appreciation, phantom stock, profit participation or similar rights or obligations with respect to such Subsidiary; (iv) authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the holders of the equity interests of such Subsidiary on any matter; or (v) voting trusts, proxies or other Contracts relating to the voting, sale, transfer or other disposition of the equity interests of such Subsidiary.

(c) Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interests in any other Person (other than the Subsidiary Interests), nor does the Company or any of its Subsidiaries have any obligation (contingent or otherwise) to purchase or acquire equity interests of any other Person.

(d) Merger Sub does not have any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations incident to this Agreement. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions, and except as contemplated by this Agreement will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its respective formation.

Section 4.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of: (i) 46,000,000 shares of Company Common Stock, of which 8,715,084 shares are issued and outstanding; (ii) 6,898,281 shares of Company Series A Preferred Stock, of which 6,898,281 shares are issued and outstanding; (iii) 11,987,187 shares of Company Series B Preferred Stock, of which 11,953,413 shares are issued and outstanding; (iv) 4,900,204 shares of Company Series C Preferred Stock, of which 4,887,114 shares are issued and outstanding; (v) 2,650,450 shares of Company Series D Preferred Stock, of which 2,573,252 shares are issued and outstanding; (vi) 4,368,313 shares of Company Series E Preferred Stock, of which 4,368,313 shares are issued and outstanding; and (vii) 650,140 shares of Company Series E-1 Preferred Stock, of which 650,140 shares are issued and outstanding. All of the issued and outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Stock has been issued in compliance in all material respects with: (A) applicable Law and (B) the Company’s Charter Documents. Section 4.3(a) of the Company Disclosure Letter sets forth a detailed capitalization table of the Company as of the date hereof including, for each holder of Company Stock, the name of the holder of Company Stock and the number and class or series of Company Stock held by such holder.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth, as of the date hereof (i) with respect to each outstanding and unexercised Company Option, the name of the holder of such Company Option, the vesting schedule applicable to such Company Option, the number of vested and unvested shares of Company Common Stock covered by such Company Option and the extent to which such Company Option will vest upon the Transactions, the date of grant, the vesting commencement date, the cash exercise price per share of such Company Option, whether such Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code, whether early exercise is permitted with respect to such Company Option and the applicable expiration date thereof; (ii) with respect to each outstanding award of Company Restricted Stock Units, the name of the holder of such Company Restricted Stock Units, the number of shares of Company Common Stock subject to such award of Company Restricted Stock Units, the extent to which such Company Restricted Stock Units will vest upon consummation of the Transactions, the date of grant, the vesting commencement date, and the vesting schedule of such Company Restricted Stock Units; and (iii) with respect to each Company Warrant, the name of the holder of such Company Warrant, the number of shares of Company Common Stock or other Company Stock covered by such Company Warrant, the date of issuance, the cash exercise price per share of such Company Warrant, and the applicable expiration date thereof. As of the date hereof, other than the Company Options, Company Restricted Stock Units and Company Warrants set forth on Section 4.3(b) of the Company Disclosure Letter, there are no stock appreciation, phantom stock, stock-based performance unit, stock option, profit participation, restricted stock, restricted stock unit, equity commitments or other equity or equity-based compensation award or similar rights or agreements with respect to the Company. Except as set forth on Section 4.3(b) of the Company Disclosure Letter, as of the date hereof, the Company has not granted any outstanding options, warrants, rights (including preemptive rights), subscriptions, calls, puts or other securities convertible into or exchangeable or exercisable for shares of the Company Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except as set forth on Section 4.3(b) of the Company Disclosure Letter, as of the date hereof there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan, stockholders agreement or other agreements or understandings with respect to the shares of Company Stock. Each Company Option (A) was issued in all material respects in accordance with the terms of the applicable incentive equity plan of the Company and all other applicable Law and properly accounted for in all material respects in accordance with GAAP and (B) was granted with a per share exercise price not less than the fair market value of Company Common Stock on the applicable grant date (determined in accordance with Section 409A of the Code) and is otherwise exempt from the application of Section 409A of the Code.

(c) Except as provided for in this Agreement or accounted for pursuant to the terms hereof, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). 1,000 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive or similar rights, and are held beneficially and of record by Parent, free and clear of any and all Liens (other than Permitted Liens).

Section 4.4 Due Authorization.

(a) Each of the Company and Merger Sub has all requisite corporate power and authority to: (i) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and (ii) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.5. The execution, delivery and performance by each of Merger Sub and the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by Merger Sub and the Company of the Transactions (including the Mergers) have been duly and validly authorized by all requisite action, including approval by the board of directors of the Company and Merger Sub, the sole stockholder of Merger Sub and, following receipt of the Requisite Company Stockholder Approval, the Company Stockholders as required by the DGCL and the CCC, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been and, upon execution by the Company and Merger Sub, such other Transaction Agreements to which it is a party will be, at or prior to the Closing, duly and validly executed and delivered by the Company and Merger Sub and (assuming any such agreement constitutes an authorized legal, valid and binding obligation of the counterparties thereto) constitute the legal, valid and binding obligation of the Company and Merger Sub, enforceable against the Company and Merger Sub in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, the “Remedies Exception”).

(b) At a meeting duly called and held, the board of directors of the Company has unanimously: (a) determined that it is fair and in the best interests of the Company and Company Stockholders, and declared it advisable, to enter into this Agreement and the other Transaction Agreements providing for the Mergers in accordance with the DGCL; (b) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Transactions be approved, and the plan of merger set forth in this Agreement be adopted, by the Company Stockholders in accordance with the Company’s Charter Documents (the “Company Recommendation”).

Section 4.5 No Conflict; Governmental Consents and Filings.

(a) Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements by the Company or Merger Sub do not and will not: (i) violate any provision of, or result in the breach of, any applicable Law in any material respect to which the Company is subject or by which any property or asset of the Company or Merger Sub is bound; (ii) conflict with or violate their Charter Documents; (iii) violate any provision of or result in a breach, default or acceleration of, or require a notice or consent under, any Company Material Contract, or to the Knowledge of the Company, any Data Security Requirement, or terminate, cancel or modify the terms, conditions or provisions or result in the termination, cancellation or modification of the terms, conditions or provisions of any Company Material Contract, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination, cancellation, modification or creation of a Lien under a Company Material Contract or upon any of the properties or assets of the Company or Merger Sub; or (iv) result in a violation or revocation of any Material Permits, except to the extent that the occurrence of any of the foregoing items set forth in clauses (iii) or (iv) would not have a Company Material Adverse Effect.

(b) Except as set forth on Section 4.5(b) of the Company Disclosure Letter, no action by, consent, notice, permit, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or notice, approval, consent, waiver or authorization from any Governmental Entity is required on the part of the Company with respect to the Company’s or Merger Sub’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Mergers), except for: (i) applicable requirements of the HSR Act or any similar foreign Law; (ii) any consents, notices, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company, or prevent the consummation of the Transactions; (iii) compliance with any applicable requirements of the securities laws; (iv) the filing of the Certificates of Merger in accordance with the DGCL; and (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not result in a Company Material Adverse Effect.

Section 4.6 Legal Compliance; Permits.

(a) The Company Group has as of the date hereof and, during the past two (2) years complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not reasonably be expected to be material to the Company Group. As of the date hereof and, during the past two (2) years, the Company Group has not received any written, or to the Knowledge of the Company, oral notice of non-compliance with any applicable Law, except for failures to comply which would not reasonably be expected to be material to the Company Group.

(b) The Company Group is in possession of all material Permits necessary to own, lease and operate the properties and assets it purports to own, operate or lease and to carry on its business as it is now being conducted (the “Material Permits”), except where the failure to have such Material Permits would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect: (a) each Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written, or to the Knowledge of the Company, oral notice of revocation, cancellation or termination of any Material Permit has been received by the Company; (c) there are, and during the past two (2) years there have been, no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit; and (d) the Company is in compliance with all Material Permits applicable to the Company Group.

Section 4.7 Financial Statements.

(a) Set forth on Section 4.7 of the Company Disclosure Letter are true, correct and complete copies of: (i) the unaudited balance sheets as of December 31, 2020 and 2019 and statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company for the years ended December 31, 2020 and 2019 (the “Unaudited Financial Statements”); (ii) the 2020 and 2019 PCAOB Audited Financial Statements after delivery to Parent pursuant to 7.26, and (iii) an unaudited balance sheet as of January 31, 2021 (the “Balance Sheet Date”) and statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company as of and for the one (1) month period then ended (the “Interim Financial Statements” and, together with the Unaudited Financial Statements and the PCAOB Audited Financial Statement, the “Financial Statements”).

(b) The Financial Statements present fairly, in all material respects, the financial position, cash flows and results of operations of the Company Group as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied in all material respects (except in the case of the Interim Financial Statements for the absence of footnotes, or the inclusion of limited footnotes, and other presentation items and for normal year-end adjustments, none of which if included would reasonably be expected to be, individually or in the aggregate, material to the Company) and were derived from, and accurately reflect in all material respects, the books and records of the Company. No financial statements other than those of the Company Group are required by GAAP to be included in the consolidated financial statements of the Company Group.

(c) The Company Group has established and maintained a system of internal controls. Such internal controls provide reasonable assurance regarding the reliability of the Company Group’s financial reporting and the preparation of the Company Group’s financial statements for external purposes in accordance with GAAP. Other than as would not reasonably be expected to be, individually or in the aggregate, material to the Company, such internal controls provide reasonable assurance (i) that the Company Group’s financial reporting and the preparation of the Company Group’s financial statements adequately account for assets, (ii) that transactions, receipts and expenditures of the Company Group are being executed and made only in accordance with appropriate authorizations of management and in all material respects in accordance with applicable Law, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group and (iv) that accounts, notes and other receivables and inventory are recorded accurately.

(d) All accounts receivable of the Company Group reflected in the Interim Financial Statements (i) are bona fide and valid receivables arising from sales actually made or services actually performed and arising in the ordinary course of business of the Company Group, (ii) are properly reflected on the books and records of the Company Group, and (iii) to the Knowledge of the Company as of the date of the Interim Financial Statements, are not subject to any setoffs, counterclaims, credits or other offsets which are not reflected on the Interim Financial Statements, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business of the Company Group.

(e) There are no outstanding loans or other extensions of credit made by the Company Group to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company Group.

(f) Section 4.7(f) of the Company Disclosure Letter sets forth a reasonable and good faith estimate of Company Transaction Costs.

Section 4.8 No Undisclosed Liabilities. As of the date hereof, there is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of the Company Group, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Interim Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business and consistent with the past practice of the

Company (none of which is a liability for breach of contract, tort, misappropriation, or infringement or a claim or lawsuit); (c) incurred in connection with the transactions contemplated by this Agreement; (d) that will be discharged or paid off prior to or at the Closing; or (e) that would not reasonably be expected to be material to the Company Group.

Section 4.9 Absence of Certain Changes or Events. Except as set forth on Section 4.9 of the Company Disclosure Letter or as expressly contemplated by this Agreement, from December 31, 2019 through the date of this Agreement, (a) the Company has conducted its business in the ordinary course consistent with past practice, except for the COVID-19 Measures, and (b) there has not been any change, effect, event, occurrence, circumstance, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Since the date of the Interim Financial Statements through the date of this Agreement, the Company Group has not taken or omitted to take any action that, if taken or omitted to be taken after the date hereof would require the prior written consent of Parent pursuant to Section 6.1(a), (b), (c), (d), (f), (g), (h), (i), (k), (o) or (r).

Section 4.10 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, as of the date hereof there are, and for the past two (2) years there have been: (a) no pending or, to the Knowledge of the Company, threatened, Legal Proceedings against the Company Group or any of its properties, rights or assets, or, to the Knowledge of the Company, any of the directors or officers of the Company Group with regard to their actions as such; (b) no pending or, to the Knowledge of the Company, threatened audits, examinations or investigations by any Governmental Entity against the Company Group, other than with respect to audits, examinations or investigations conducted by a Governmental Entity in the ordinary course of business pursuant to a Contract; (c) no pending or threatened Legal Proceedings by the Company Group against any third party; (d) no settlements or similar agreements that impose any material ongoing obligations, liabilities or restrictions on the Company Group; and (e) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon the Company Group or its properties or assets, or any of the directors or officers of the Company Group with regard to their actions as such.

Section 4.11 Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material Benefit Plan as of the date of this Agreement. For purposes of this Agreement, “Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other employment, individual consulting, retention, termination, severance, separation, transition, incentive, equity or equity-based, deferred compensation, change in control, bonus, retirement, pension, savings, health, welfare, paid time off, retiree or post-termination health or welfare, fringe benefit, or any other compensation or benefit plan, agreement, arrangement, policy or program, including such plans, agreements, arrangements, policies, and programs providing compensation or benefits to any current or former director, officer, employee or other service provider of the Company Group, in each case, (i) which is maintained, sponsored, contributed to or required to be contributed to by the Company Group, or (ii) under or with respect to which the Company Group has or could reasonably be expected to have any current or contingent obligation or liability, in each case other than such plans, agreements, arrangements, policies and programs which are maintained by a Governmental Entity and statutorily mandated in non-U.S. jurisdictions.

(b) With respect to each material Benefit Plan, the Company has made available to Parent or its representatives copies of: (i) all current plan documents and all amendments thereto, or if unwritten, a written summary of the material terms thereof; (ii) all trust agreements, funding arrangements or insurance Contracts; (iii) the most recent summary plan description and all summaries of material modifications thereto; (iv) the most recent financial statements, actuarial valuation report and annual report on Form 5500 and all attachments thereto (if applicable); (v) the most recent determination, advisory or opinion letter, if any, issued by the Internal Revenue Service; and (vi) any non-routine correspondence with any Governmental Entity dated during the past three (3) years.

(c) (i) Each Benefit Plan has been administered, established, maintained and funded in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements or payments required to be made by the Company Group or any current or former employee of the Company Group under or with respect to any Benefit Plan have been made by the due date thereof (including any valid extension), and all contributions, distributions, reimbursements and payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued; and (iii) except as would not reasonably be expected to result in a material liability to the Company Group, no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) has occurred or, to the Knowledge of the Company, is reasonably expected to occur, with respect to any Benefit Plan. Each Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a current favorable determination, advisory or opinion letter from the Internal Revenue Service as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and may be relied upon by the adopting employer, and nothing has occurred and no circumstances exist that could reasonably be expected to adversely affect or result in the loss of the qualification of such plan. The Company Group has not incurred (whether or not assessed), and is not reasonably expected to incur or to be subject to, any Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code

(d) No Benefit Plan is, the Company Group has not sponsored, maintained, contributed or been obligated to contribute to, and the Company Group does not have (and is not reasonably expected to incur) any current or contingent liability or obligation (including on account of an ERISA Affiliate) under or in respect of: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA, Section 412 or 430 of the Code or Section 302 of ERISA; (ii) any “multiemployer plan” (within the meaning of Section (3)(37) of ERISA); (iii) a “multiple employer plan” (as defined in Section 413(c) of the Code or Section 210 of ERISA); or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The Company Group does not have, and is not reasonably expected to have, any current or contingent liability or obligation under Title IV of ERISA or by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(e) With respect to the Benefit Plans or their administrators or fiduciaries: (x) no Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (y) to the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Proceedings.

(f) None of the Benefit Plans provides for, and the Company Group has no liability or obligation in respect of, post-employment, post-ownership, or retiree health, life insurance or other welfare benefits or coverage for any Person, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code or similar state or other applicable Law and at the sole expense of such participant or the participant’s beneficiary.

(g) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, officer, contractor, director or other individual service provider of the Company Group or under any Benefit Plan or otherwise; (ii) increase the amount of compensation or benefits otherwise payable to any current or former employee, officer, contractor, director or other individual service provider of the Company Group or under any Benefit Plan or otherwise; (iii) result in the acceleration of the time of payment, funding or vesting, or forfeiture, of any compensation or benefits to any current or former employee, officer, contractor, director or other service provider of the Company Group or under any Benefit Plan or otherwise; or (iv) directly or indirectly cause the Company Group to transfer or set aside any assets to fund any benefits under or result in any limitation on the right to merge, amend or terminate any Benefit Plan.

(h) The Company Group does not maintain any obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(i) Each Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, documented, operated and maintained in compliance with Section 409A of the Code in all material respects, and all applicable regulations and notices issued thereunder.

(j) No payment, amount or benefit that could be, or has been, received (whether in cash or property or the vesting of cash or property or the cancellation of indebtedness) by any current or former employee, officer, stockholder, director or other individual service provider of the Company Group or any of its Affiliates as a result of the execution and delivery of this Agreement or the consummation of the Transactions could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(k) Without limiting the generality of the other provisions of this Section 4.11, with respect to each Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Foreign Plan”): (i) all material employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices; (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities; (iii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA); and (iv) no unfunded or underfunded liabilities exist with respect to any Foreign Plan.

Section 4.12 Labor Relations.

(a) The Company Group is not a party to or bound by any collective bargaining agreement or other Contract with a labor union, works council, or other labor organization (each a “CBA”) respecting persons employed by the Company Group and no such agreements or arrangements are currently being negotiated by the Company Group. No employee of the Company Group is represented by a labor union, works council, or other labor organization with respect to their employment by the Company Group. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of the Company, threatened within the last three (3) years. To the Knowledge of the Company, there is not, and in the past three (3) years has not been, any actual or threatened organizing activity by any labor union, works council, or other labor organization or group of employees involving the Company Group.

(b) In the past three (3) years, there have been no strikes, work stoppages, slowdowns, lockouts, picketing, handbilling, labor arbitrations, labor grievances, unfair labor practice charges or other material labor disputes pending, or, to the Knowledge of the Company, threatened against or involving the Company Group or involving any employee of the Company Group.

(c) To the Knowledge of the Company, none of the Company Group’s officers or key employees has given notice of any intent to terminate his or her employment with the Company Group following the Closing.

(d) Except as otherwise listed on Section 4.12(d) of the Company Disclosure Letter, there are no Legal Proceedings against the Company Group pending or, to Knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company Group, of any individual except for those Legal Proceedings which would not, individually or in the aggregate, reasonably be expected to be material to the Company Group.

(e) Except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Company, the Company Group is, and for the past three (3) years, has been, in compliance with all Laws relating to labor, employment and employment practices, including all such Laws relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination or harassment, civil rights, withholdings and deductions, classification and payment of employees (including exempt and non-exempt classification), independent contractors and consultants, employment equity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN”), collective bargaining, occupational health and safety, workers’ compensation, immigration, terms and conditions of employment, health and safety, whistleblowing or retaliation, disability rights or benefits, equal opportunity, employee trainings and notices, labor relations, employee leave issues, COVID-19 leave requirements, affirmative action and unemployment insurance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company Group within the six months prior to the date of this Agreement and no such events are reasonably expected to occur prior to Closing.

(f) Except as would not, individually or in the aggregate, reasonably be expected be material to the Company, the Company Group is not delinquent in payments to any employees or independent contractors or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid.

(g) In the past three (3) years, the Company Group has promptly, thoroughly and impartially investigated all sexual harassment, discrimination, or retaliation allegations of which any of them is aware. With respect to each such allegation with merit, the Company Group has taken prompt corrective action that is reasonably calculated to prevent further improper action. The Company Group does not reasonably expect any material liabilities with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Company Group, that, if known to the public, would bring the Company Group into material disrepute.

(h) To the Knowledge of the Company, no employee of the Company Group is in any material respect in violation of any term of any employment or consulting agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, nonsolicitation agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company Group or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company Group or (B) to the knowledge, use or disclosure of Trade Secrets.

(i) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of the Company Group has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, there is no pending or, to the Knowledge of the Company, threatened, Legal Proceedings against the Company Group relating to employment-related liabilities with respect to COVID-19.

(j) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require the Company Group to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

Section 4.13 Real Property; Tangible Property.

(a) The Company Group does not own and has never owned any real property.

(b) Section 4.13(b)(i) of the Company Disclosure Letter lists, all material leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company Group as of the date of this Agreement (the “Leased Real Property”). The Company Group has a valid, binding and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property. Each of the leases, lease guarantees and agreements related to any Leased Real Property, including all amendments, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect. The Company has made available to Parent true, correct and complete copies of all material Company Real Property Leases. The Company Group is not in breach of or default under any Company Real Property Lease, and, except as listed in Section 4.13(b)(ii) of the Company Disclosure Letter, to the Knowledge of the Company, no event has occurred in the last twelve (12) months and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or material default, except for such breaches or defaults as would not individually or in the aggregate, be material to the Company Group or that have been cured or waived in writing. The Company Group has not received written notice from, or given any written notice to, any lessor of such Leased Real Property of, nor is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property. No party to any Company Real Property Lease has exercised any termination rights with respect thereto, the Company Group’s possession and quiet enjoyment of the Leased Real Property under such Company Real Property Lease has not been disturbed in any material respect, and to the Knowledge of the Company, there are no material disputes with respect to such Company Real Property Lease. The other party to such Company Real Property Lease is not an affiliate of, and otherwise does not have any economic interest in, the Company Group and the Company Group has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof. The Leased Real Property is in good condition and repair in all material respects, normal wear and tear excepted and except as listed in Section 4.13(c) of the Company Disclosure Letter, the Company Group is not aware of any required or anticipated material capital expenditures in respect to the leased property.

(c) The Company Group owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of the material tangible assets or personal property used in or necessary for the operation of the Company Group’s business as currently conducted, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the contractual rights) of the Company Group: (A) constitute all of the assets, rights and properties that are necessary for the operation of the business of the Company Group as currently conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Company Group as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company Group.

Section 4.14 Taxes.

(a) All material Tax Returns filed or required to be filed by the Company Group have been timely filed (taking into account any valid extensions), and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws.

(b) The Company Group has timely paid in full all material Taxes which are due and payable (whether or not shown as due on any Tax Return), other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Financial Statements.

(c) The Company Group has complied in all material respects with all applicable Laws relating to the withholding of Taxes and Tax information reporting, collection and retention, and has, within the time and in the manner prescribed by applicable Laws, (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Entity.

(d) The Company Group has, in the manner prescribed by applicable Laws, (i) collected and remitted sales, use, value added and similar Taxes with respect to sales made to its customers or services provided to its customers and (ii) for all sales or services that are exempt from sales, use, value added and similar Taxes and that were made without charging or remitting such Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale or service as exempt.

(e) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Entity against the Company Group, which has not been paid in full or finally resolved with no payment due. As of the date hereof, no audit, examination or other Legal Proceeding by any Governmental Entity is currently pending or threatened in writing against the Company Group with respect to Taxes. There are no requests for rulings or determinations in respect of any Tax pending between the Company Group, on the one hand, and any Governmental Entity, on the other hand.

(f) There are no liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any of the assets of the Company Group.

(g) There are no Tax indemnification agreements, Tax sharing agreements, or similar arrangements under which the Company Group could be liable after the Closing Date for the Tax liability of any Person (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease).

(h) The Company Group has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of section 356 of the Code as relates to Section 355 of the Code) (i) in the past two (2) years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(i) The Company Group has not entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j) The Company Group does not have any liability for the Taxes of another Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor or by Contract (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease). None of the Company or its Subsidiaries has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group of which the Company is or was the common parent.

(k) The Company Group has not consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity, which extension is still in effect, and the Company Group has not requested, granted, or become the beneficiary of any extension or waiver of any statute of limitations period with respect to Taxes, which period (after giving effect to such extension or waiver) has not yet expired.

(l) The Company Group has never had a permanent establishment and has never been subject to income Tax, in a jurisdiction outside the country of its organization.

(m) The Company Group will not be required to include any item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in or use of an improper method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax law); (iii) a prepaid amount received or deferred revenue accrued on or prior to the Closing (other than amounts received in the ordinary course of business); (iv) any intercompany item under Treasury

Regulations Section 1.1502-13 (or any corresponding or similar provision of state or local Tax law) or excess loss account under Treasury Regulations Section 1.1502-19 (or any corresponding or similar provision of state or local Tax law); or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law executed prior to the Closing.

(n) The Company Group has no unpaid liability under Section 965(a) of the Code.

(o) No claim has been made in writing to the Company Group by any Governmental Entity in a jurisdiction in which the Company Group does not file Tax Returns that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(p) The Company Group is not and has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(q) The Company Group has (i) to the extent applicable, properly complied with all requirements of applicable Tax Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) not deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order, (iii) to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and (iv) not sought (nor has any Affiliate that would be aggregated with the Company Group and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(r) The Company Group has not taken or agreed to take any action not contemplated by this Agreement or any other Transaction Agreement that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(s) To the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 4.15 Environmental Matters. The Company Group is, and for the past three (3) years has been, in compliance in all material respects with all applicable Environmental Laws. The Company Group holds and is, and for the past three (3) years has been, in compliance in all material respects with all Permits required under Environmental Laws to permit the Company Group to operate and occupy its properties and assets and to conduct the business of the Company Group. The Company Group has not received in the past three (3) years any written claims, notices or other written information, and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group, in each case, alleging material violations of or material liability under any Environmental Law. Neither the Company Group nor any other Person whose liability the Company Group has expressly assumed, has treated, stored, disposed of, arranged for the disposal of, transported, handled, manufactured, distributed, exposed any Person to or released any Hazardous Material or currently or formerly owned or operated any property or facility contaminated by any Hazardous Materials, in each case in a manner that has given or would reasonably be expected to give rise to a material liability (contingent or otherwise), including for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, under any applicable Environmental Laws. The Company Group has not agreed to indemnify any Person or assumed by Contract, the material liability of any other Person arising under Environmental Law. The Company has made available to Parent copies of all material environmental reports, audits, assessments and studies and other material environmental, health and safety documents in the possession or under the reasonable control of the Company Group with respect to compliance or liabilities under Environmental Law or the current or former properties, facilities or operations of the Company Group. The representations and warranties in this Section 4.15 are the sole and exclusive representations and warranties made by the Company with respect to any environmental, health or safety matters, including any arising under any Environmental Laws or relating to Hazardous Materials.

Section 4.16 Brokers; Third Party Expenses. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or the Company Group would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by the Company Group or any of its Affiliates.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all of the following Intellectual Property included in the Owned Intellectual Property: (A) issued Patents and pending applications for Patents, (B) registered Trademarks, pending applications for registration of Trademarks, (C) registered Copyrights and pending applications for Copyright registration, (D) internet domain names and social media accounts (collectively, the “Scheduled Intellectual Property”), including, for each item listed, the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof for the Scheduled Intellectual Property have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Scheduled Intellectual Property in full force and effect. The Company Group is the registered holder of all Internet domain names set forth on Section 4.17(a) of the Company Disclosure Letter and, in each case, the administrative contact of record for such Internet domain name registration is a current employee of the Company Group.

(b) The Owned Intellectual Property, along with the Licensed Intellectual Property, constitutes all of the Intellectual Property used in or necessary for the conduct and operation of the business of the Company Group (together with the Owned Intellectual Property, the “Business IP”), except as would not be, either individually or in the aggregate, material to the Company Group, taken as a whole. The Company Group is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens other than Permitted Liens and the Company Group has (and immediately following the Closing, the Surviving Corporation will have) sufficient, valid and continuing rights, pursuant to a valid written IP License (true, complete and correct copies of which have been made available to Parent prior to the date of this Agreement), including to use, sell and license (as the case may be) all other Intellectual Property used in or necessary for the conduct and operation of the business of the Company Group in the manner conducted prior to Closing. The Scheduled Intellectual Property is valid in all material respects, subsisting, and to the Knowledge of the Company and excluding pending applications for Scheduled Intellectual Property, enforceable. All Persons who owe any duty of candor, disclosure, and good faith to the USPTO or any other agency responsible for registration of any Scheduled Intellectual Property (including any pending applications) have complied in all material respects with such duties under all applicable laws, including 37 C.F.R. § 1.56.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, the conduct and operation of the business of the Company Group as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Company Group), and the Owned Intellectual Property have not infringed, misappropriated (or constituted or resulted from a misappropriation of), diluted, or otherwise violated, and are not infringing, misappropriating (or constituting or resulting from the misappropriation of), diluting, or otherwise violating any Intellectual Property of any Person.

(d) The Company Group has not received from any Person, as of the date hereof, and in the past three (3) years, any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (“Claims or Assertions”) (i) of any infringement, misappropriation, dilution or other violation of any Intellectual Property of any Person or (ii) contesting the use, ownership, validity or enforceability of any Intellectual Property, and no Legal Proceedings relating to any of the foregoing are pending against the Company

Group. To the Knowledge of the Company, no other Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any material Owned Intellectual Property. In the past three (3) years, the Company Group has not made any Claims or Assertions against any Person (A) alleging any of the foregoing referenced in clauses (i) or (ii), and no Legal Proceedings relating to any of the foregoing are pending against a third Person.

(e) No past or present director, officer or employee of the Company Group and no R&D Sponsor owns (or has any valid claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each Person who is or has been engaged in inventing, conceiving, authoring, creating or developing for or on behalf of the Company Group any Owned Intellectual Property has executed and delivered to the Company Group a written agreement, pursuant to which such Person has: (i) agreed to hold all Trade Secrets of the Company Group in confidence, including during and after such Person’s employment or retention, if applicable; and (ii) presently assigned to the Company Group all of such Person’s rights, title and interest in and to all Intellectual Property invented, conceived, authored, created or developed for the Company Group. To the Knowledge of the Company, there is no uncured material breach by any such Person with respect to any such agreement. No funding or facilities of any R&D Sponsor were used in the development of any Intellectual Property under any such agreement or otherwise for or on behalf of the Company Group in a manner that would give such R&D Sponsor any ownership rights to any material Owned Intellectual Property.

(f) The Company Group has taken commercially reasonable steps to protect the secrecy, confidentiality and value of all material Trade Secrets and other confidential and proprietary information included in the Owned Intellectual Property and all material Trade Secrets of any Person to whom the Company Group has a contractual confidentiality obligation with respect to such material Trade Secrets. No Trade Secret that is material to the business of the Company Group has been authorized to be disclosed, or, has actually been disclosed, to any third Person, other than pursuant to a valid, written non-disclosure agreement or other legal obligation restricting the disclosure and use of such Trade Secret. No source code constituting any material Owned Intellectual Property has been (and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both), will, or would reasonably be expected to, result in a requirement that any such source code be) delivered, licensed, or made available or otherwise disclosed by the Company Group to, or accessed by, any escrow agent or other Person, other than employees or contractors of the Company Group subject to written agreements restricting the disclosure and use of such source code, and no Person other than the Company Group is in possession of, or has been granted any license or other right to, any such source code.

(g) No Open Source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with any Software owned by the Company Group (including distributed to any of its customers), in each case, in a manner that requires or obligates the Company Group to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any Software (including any source code) constituting Owned Intellectual Property; (ii) license any Software constituting Owned Intellectual Property for making modifications or derivative works of, or reverse-engineering, any such Software; (iii) disclose, contribute, distribute, license or otherwise make available to any third Person any portion of any source code constituting Owned Intellectual Property, (iv) create any obligation for the Company Group to grant, or purport to grant, to any Person any rights or immunities under any Owned Intellectual Property (including any patent non-asserts or patent licenses), or (v) otherwise impose any limitation, restriction, or condition on the right or ability of the Company Group to use any Owned Intellectual Property (other than standard notice and attribution requirements). The Company Group is in material compliance with the terms and conditions of all licenses for Open Source Software used in the business of the Company Group.

(h) The Company Group owns or has a valid right to access and use pursuant to a written agreement all Company IT Systems used by the Company Group. The Company Group is in material compliance with all obligations under any agreement pursuant to which the Company Group has obtained the right to use any third party Software, and in particular the Company Group has purchased a sufficient number of seat licenses for the

Company IT Systems. The Company IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation and conduct of the business of the Company Group as currently conducted, and do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants, malicious code or effects that (A) materially disrupt or adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any Company IT Systems, except as would not be, either individually or in the aggregate, material to the Company Group, taken as a whole. The Company Group has taken commercially reasonable precautions designed to protect the confidentiality, integrity, and security of (a) the Company IT Systems that the Company Group owns or controls and (b) all information stored or contained in or transmitted by the Company IT Systems, in each case of clause (a) and (b) from any theft, corruption, loss or unauthorized use, access, interruption or modification by any Person. During the past three (3) years, there has been no unauthorized access to or breach or violation of any Company IT Systems. In the last three (3) years, to the Knowledge of the Company, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any Company IT Systems, in each case that have caused or could reasonably be expected to result in the substantial disruption of or substantial interruption in or to the use of such Company IT Systems or the conduct and operation of the business of the Company Group.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, including as a consequence of any Contract to which Company Group is party, cause any of the following: (i) the loss or impairment of, or any Lien on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property. Immediately following the Closing, the Business IP and Company IT Systems will be owned by, licensed to, or available for use by, the Surviving Corporation on terms and conditions identical to those under which the Company Group owned, licensed, or used, the Business IP and Company IT Systems immediately prior to the Closing, without the payment of any additional amounts or consideration beyond those that would have been due had the Closing not occurred.

Section 4.18 Privacy.

(a) The Company Group and any Person acting for or on the Company Group’s behalf complies, and has at all times during the past three (3) years (in the case of any such Person, during the time such Person was acting for or on behalf of the Company Group) complied, as applicable to the Company Group, with: (i) all applicable Privacy Laws; (ii) all of the Company Group’s published policies and notices regarding Personal Information (whether posted to an external-facing website of the Company Group or otherwise made available or communicated to third parties by the Company Group) (“Company Privacy Notices”); and (iii) all of the Company Group’s obligations regarding Personal Information, privacy, or security under any Contract the Company Group has entered into or by which it is bound (clauses (i) through (iii), collectively, “Data Security Requirements”), except as would not be, either individually or in the aggregate, material to the Company Group, taken as a whole. The Company Group has not received in the three (3) years prior to the date of this Agreement any written notice of any Claims or Assertions (including written notice from third parties acting on its or their behalf) of or been charged with, the violation of, any Privacy Laws (and no such Claim or Assertion or related Legal Proceeding is currently pending or, to the Knowledge of the Company, threatened). To the Knowledge of the Company, the Company Privacy Notices have not contained any material omissions or been inaccurate, misleading or deceptive.

(b) The Company Group uses, and has during the past three (3) years used its commercially reasonable efforts to: (i) implement and maintain reasonable safeguards to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure, including by implementing, and monitoring compliance with, policies and procedures regarding the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure, or transfer (including cross-border) of such Personal Information and other Trade Secrets; and (ii) ensure that all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company Group have agreed to (A) comply with applicable Privacy Laws and (B) to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification or disclosure as required under the Data Security Requirements. To the Knowledge of the Company, any third party who has provided Personal Information to the Company Group during the past three (3) years has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) (i) There have been no breaches, security incidents, misuse of or unauthorized access to or unauthorized use, transfer, destruction, disclosure or modification of any Personal Information or Trade Secrets in the possession or control of the Company Group or collected, used or processed by or on behalf of the Company Group, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, and (ii) the Company Group has not provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Information or event referenced in the foregoing clause (i). The Company Group has implemented reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard the data and Personal Information in its possession or control. The Company Group has conducted commercially reasonable data security testing or audits and has resolved or remediated any material data security issues or vulnerabilities identified thereby. Neither the Company Group nor, to the Knowledge of the Company, any third party acting at the direction or authorization of the Company Group has paid: (x) any perpetrator of any data breach incident or cyber-attack; or (y) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party. The execution, delivery, and performance of this Agreement complies with all applicable Privacy Laws, and with the privacy policies and applicable contractual obligations of the Company Group.

Section 4.19 Agreements, Contracts and Commitments.

(a) Section 4.19 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (together with all material amendments, waivers or other changes thereto) as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean each Company Real Property Lease and each of the following Contracts to which the Company Group is a party:

(i) Each Contract (other than purchase orders with suppliers or customers entered into in the ordinary course of business) that has involved, or that the Company Group reasonably anticipates will involve, aggregate annual payments or consideration furnished by or to the Company Group of more than $150,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(ii) Each Contract under which the Company Group has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness having a principal or stated amount in excess of $200,000; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness having a principal or stated amount in excess of $200,000; or (C) extended credit to any Person (other than customer payment terms in the ordinary course of business);

(iii) Each Contract for the acquisition of any property or Person or any business division thereof or the disposition of any material assets of the Company Group, other than Contracts for the sale of obsolete equipment;

(iv) Each CBA;

(v) Each Contract for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $200,000 or, together with all related Contracts, in excess of $500,000, in each case, other than sales or purchases of obsolete equipment;

(vi) Each Contract with a third party establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company Group;

(vii) Each Contract that (1) is an IP License, excluding Standard Licenses and non-exclusive licenses to: (A) Intellectual Property granted to customers in the ordinary course of business; (B) Open Source Software; and (C) click-wrap, shrink-wrap and off-the-shelf Software commercially available on standard, non-discriminatory terms with license, maintenance, support and other fees of no more than $150,000 per year, or (2) is a consent-to-use, covenant-not-to-sue, coexistence, concurrent use, settlement agreement or similar agreement, in each case (y) with respect to Owned Intellectual Property or (z) that affects the Company Group’s ability to use, enforce, or disclose any Intellectual Property;

(viii) Each Contract providing for the authorship, invention, creation, conception or other development of any Intellectual Property: (A) by the Company Group for any third party, other than development for customers in the ordinary course of business for which the Company Group retains sole and exclusive ownership thereof; (B) by any third party for the Company Group, other than Contracts entered into with employees, consultants and independent contractors that are the subject of the second sentence of Section 4.17(e); or (C) jointly by the Company Group and any third party;

(ix) Each Contract with any supplier (A) that is a sole source supplier to the Company Group or (B) from which the Company Group sources substantially all of their supply of any material product or service;

(x) Each Contract, other than customary non-disclosure agreements, which restricts in any material respect or contains any material limitations on the ability of the Company Group to compete in any line of business or in any geographic territory;

(xi) Each Contract with an executive officer of the Company Group, or any Contract with any other employee or independent contractor of the Company Group, in each case, with annual base compensation in excess of $150,000 or which provides for change in control, retention, severance or similar payments;

(xii) Each Contract between the Company Group, on the one hand, and any Company Stockholder, on the other hand, excluding any employee benefit plan or other plans, programs, policies, commitments or arrangements that would constitute a Benefit Plan;

(xiii) Each Contract involving any resolution, conciliation or settlement of any pending or threatened Legal Proceedings (A) entered into within two (2) years prior to the date of this Agreement, (B) with any Governmental Entity or (C) imposing continuing obligations on the Company Group, including injunctive or other non-monetary relief;

(xiv) Each Contract with a Governmental Entity for which performance is ongoing;

(xv) Any stockholder agreement, partnership agreement, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement, registration rights agreement or other Contract, in each case with a holder of equity securities of the Company Group;

(xvi) Each Contract that grants to any Person (A) a “most favored nation” or “most favored pricing” provision or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xvii) Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $500,000;

(xviii) Each Contract (other than purchase orders entered into in the ordinary course of business) with (A) a Material Customer and (B) a Material Supplier; and

(xix) Any written offer or proposal which, if accepted, would constitute any of the foregoing.

(b) All Company Material Contracts are: (i) in full force and effect, except insofar as enforceability may be limited by the Remedies Exception; and (ii) represent the valid, legal and binding obligations of the Company Group and, to the Knowledge of the Company, represent the valid, legal and binding obligations of the other parties thereto, except for such failures to be legal, valid and binding or in full force and effect that would not have a Company Material Adverse Effect. True, correct and complete copies of all Company Material Contracts have been made available to Parent. Neither the Company Group nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred within the last twelve (12) months which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written claim or notice of any such breach, default or event, which would not have a Company Material Adverse Effect. No party to any of the Company Material Contracts that is a customer of or supplier to the Company Group has, within the past twelve (12) months, cancelled or terminated its business with, or, to the Knowledge of the Company, threatened in writing to cancel or terminate its business with, the Company Group. To the Knowledge of the Company, there have been no material disputes under any Company Material Contract in the last twelve (12) months.

Section 4.20 Insurance. Section 4.20 of the Company Disclosure Letter contains, as of the date hereof, a list of all material policies of property, fire and casualty, product liability, workers’ compensation, directors and officers and other forms of insurance held by, or for the benefit of, the Company Group (collectively, the “Insurance Policies”), which policies are in full force and effect. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. During the 12 month period prior to the date of this Agreement, the Company Group has not received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable have been paid. There is no pending material claim by the Company Group against any insurance carrier for which coverage has been denied, rejected or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.21 Affiliate Matters. Except: (a) the Benefit Plans, (b) Contracts relating to labor and employment matters set forth on Section 4.12 of the Company Disclosure Letter and (c) Contracts relating to any such Person’s ownership of Company Stock or other securities of the Company Group or such Person’s employment or consulting arrangements with the Company Group, the Company Group is not party to any Contract with any: (i) present or former officer, director of the Company Group or beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 1% or more of the capital stock or equity interests of the Company Group or a member of his or her immediate family; or (ii) Affiliate of the Company Group. To the Knowledge of the Company, no present or former officer, director, Company Stockholder or holder of derivative securities of the Company Group (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with the Company Group (other than such Contracts as relate to any such Person’s ownership of Company Stock or other securities of the Company Group or such Person’s employment or consulting arrangements with the Company Group) or owns any property or assets used in the business of the Company Group.

Section 4.22 Certain Provided Information. The information relating to the Company Group supplied or to be supplied by the Company Group for inclusion in the Merger Materials does not as of the date of this Agreement, and to the Knowledge of the Company will not as of the date on which the Merger Materials are first distributed to holders of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares or at the time of the Parent Special Meeting or at the Closing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Merger Materials or any Parent SEC Reports; or (b) any projections or forecasts included in the Merger Materials.

Section 4.23 Indebtedness. Section 4.23 of the Company Disclosure Letter sets forth the principal amount of all of the outstanding Indebtedness of the Company Group as of the date of this Agreement.

Section 4.24 Material Customers and Material Suppliers.

(a) Section 4.24(a) of the Company Disclosure Letter sets forth a list of the Company Group’s top ten (10) customers of goods and services purchased from the Company Group as measured by the dollar amount of purchases therefrom, for the twelve (12) months ended December 31, 2020 (the “Material Customers”), showing the total purchases by each such Material Customer from the Company Group during such period. During the past twelve (12) months from the date hereof, no Material Customer has (i) terminated or materially reduced its business or relationship with the Company Group or otherwise materially and adversely modified its relationship or terms with the Company Group or (ii) notified the Company Group in writing or, to the Knowledge of the Company, orally of its intention to take any such action.

(b) Section 4.24(b) of the Company Disclosure Letter sets forth a list of the Company Group’s top ten (10) suppliers and vendors of goods and services to the Company Group as measured by the dollar amount of purchases therefrom, for the twelve (12) months ended December 31, 2020 (the “Material Suppliers”), showing the total purchases by the Company Group from each such Material Supplier, during such period. During the past twelve (12) months from the date hereof, no Material Supplier has (i) terminated or materially reduced its business or relationship with the Company Group or otherwise materially and adversely modified its relationship or terms with the Company Group or (ii) notified the Company Group in writing, to the Knowledge of the Company, orally of its intention to take any such action.

Section 4.25 Government Contracts. During the past three (3) years, the Company Group has not (a) materially breached or materially violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on government contracts by a Governmental Entity; (c) been audited or investigated by any Governmental Entity with respect to any Government Contract (other than routine audits, examinations or investigations conducted by a Governmental Entity in the ordinary course of business pursuant to such Government Contract); (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Entity or any other Person any written notice of material breach, cure, show cause or default with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Entity or any other Person for default or failure to perform; (g) received any small business set-aside contract, any other set-aside contract or other order or contract requiring small business or other preferred bidder status or (h) entered any Government Contracts payable on a cost-reimbursement basis. The Company Group has established and maintains adequate internal controls for compliance in all material respects with its Government Contracts. All material pricing discounts have been properly reported to and credited to the customer and all invoices and claims for payment, reimbursement or adjustment submitted by the Company Group were current, accurate and complete in all material respects as of their respective submission dates. There are no material outstanding claims or disputes in connection with the Company’s Government Contracts. To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Entity with regard to any of the Company’s Government Contracts. The Company Group has complied in all material respects with all national security obligations and requirements, including those specified in the National Industrial Security Program Operating Manual and the U.S. Department of Defense requirements for safeguarding covered defense information and cyber incident reporting. The Company Group possesses sufficient facility security clearances and personnel security clearances necessary to perform on the Company Group’s Government Contracts and, to the Knowledge of the Company, no facts or circumstances exist which are reasonably likely to result in the loss of any security clearances that would materially affect the Company Group’s performance on the Government Contracts.

Section 4.26 Absence of Certain Business Practices.

(a) Since January 1, 2017: (i) the Company Group, its directors, officers, employees and, to the Knowledge of the Company, agents and third party representatives, in each case acting on behalf of the Company Group, have been in compliance with the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other applicable Laws relating to bribery or corruption, and all other applicable Specified Business Conduct Laws in all material respects; and (ii) the Company Group has not (A) received written or, to the Knowledge of the Company, oral notice from any Governmental Entity or other Person of, or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to, any actual or alleged violation of any Specified Business Conduct Law, or (B) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding or investigation by or before any Governmental Entity, or written or, to the Knowledge of the Company, oral allegation from any Person, related to any actual or alleged violation of any Specified Business Conduct Law. The Company Group maintains and enforces policies and procedures as may be required by, and reasonably designed to promote compliance with, applicable Specified Business Conduct Laws.

(b) Neither the Company Group nor any of its directors, officers, employees nor, to the Knowledge of the Company, any agents or third party representatives, in each case acting on behalf of the Company Group, is currently or has been, since January 1, 2017, (i) organized, resident (at the time of employment with, or engagement by, the Company Group) or located in a country or region that is or, at the relevant time, was, the subject or target of a comprehensive embargo under Sanctions Laws (Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine), (ii) the subject or target of any sanctions or export-related restrictions administered by OFAC, Commerce, State, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, or the European Union (any such Person described in (i) or (ii) or owned or controlled by any such Person, a “Sanctioned Person”), or (iii) has unlawfully transacted business with or for the benefit of any Sanctioned Person.

(c) Neither the Company Group nor, to the Knowledge of the Company, any officer, or employee of any of the Company Group, has made an untrue statement of a material fact or fraudulent statement to any Governmental Entity, failed to disclose a material fact that must be disclosed to any Governmental Entity, or committed an act, made a statement or failed to make a statement that, at the time such statement, disclosure or failure to disclose occurred, would constitute a violation of any Law that would reasonably be expected to be material to the Company Group.

Section 4.27 CFIUS.

(a) The Company Group, as a result of the Transactions, has not agreed to grant access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) to any Foreign Person shareholder that is not currently a shareholder of the Company Group. Nothing in this Section 4.27(a) relates to the Company’s agreement to grant access to material nonpublic technical information in the ordinary course of business and at all times in compliance with applicable Specified Business Conduct Laws.

(b) The Company Group has complied with all notice and filing requirements set out in 31 C.F.R. Part 800, et seq., in connection with prior investments by any Person in the Company Group.

Section 4.28 Product Liability. Since January 1, 2017, (a) each product and service offering manufactured or sold by the Company Group has been manufactured or sold in material conformity with all contractual commitments, to the extent applicable; (b) the Company Group has not incurred any material obligations for replacement or repair of any of their products or service offerings or other damages in connection therewith; (c) there have been no product warranty, product liability or product recall or similar claims involving any of the products of the Company Group and, to the Knowledge of the Company, none are threatened; and (d) there have been no product recalls of any of the products of the Company Group.

Section 4.29 Required Vote. The consent of each Written Consent Party is the only vote of the holders of Company Stock, including any class of Company Preferred Stock, that is required to approve this Agreement and the Transactions (including, for the avoidance of doubt, pursuant to the CCC).

Section 4.30 Disclaimer of Other Warranties. THE COMPANY AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN Article V OR THE TRANSACTION AGREEMENTS, NEITHER PARENT, NOR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY AND MERGER SUB, ANY OF THEIR AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, OR ANY OF THEIR BUSINESSES, ASSETS OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT: (A) NONE OF PARENT, ANY OF ITS AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY AND MERGER SUB, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT TO THE COMPANY AND MERGER SUB IN Article V; AND (B) NEITHER PARENT, NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY AND MERGER SUB, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, OR ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS. THE COMPANY AND MERGER SUB HEREBY ACKNOWLEDGES THAT THEY HAVE NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN Article V OF THIS AGREEMENT OR THE TRANSACTION AGREEMENTS. THE COMPANY AND MERGER SUB ACKNOWLEDGES THAT THEY HAVE CONDUCTED, TO THEIR SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING THEIR DETERMINATION THE COMPANY AND MERGER SUB HAVE RELIED ON THE RESULTS OF THEIR OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF PARENT EXPRESSLY AND SPECIFICALLY SET FORTH IN Article V OF THIS AGREEMENT AND THE TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, CLAIMS AGAINST PARENT OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF ACTUAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN Article V OR THE TRANSACTION AGREEMENTS BY SUCH PERSON.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except: (a) as set forth in the corresponding section of the Parent disclosure letter delivered by Parent to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); or (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors”, “Qualitative Disclosures About Market Risk” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification.

(a) Parent has been duly incorporated and is validly existing as a corporation or exempted company in good standing under the Laws of its jurisdiction of incorporation.

(b) Parent has the requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be material to Parent.

(c) Parent is not in violation of any of the provisions of its Charter Documents.

(d) Parent is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent to enter into this Agreement or consummate the Transactions.

Section 5.2 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.

Section 5.3 Capitalization.

(a) As of the date of this Agreement: (i) 1,000,000 preference shares of Parent, par value $0.0001 per share (“Parent Preferred Stock”), are authorized and no shares are issued and outstanding; (ii) 450,000,000 Class A ordinary shares of Parent, par value $0.0001 per share (“Parent Class A Ordinary Shares”), are authorized and 32,000,000 are issued and outstanding; (iii) 50,000,000 Class B ordinary shares of Parent, par value $0.0001 per share (“Parent Class B Ordinary Shares” and, together with the Parent Preferred Stock and the Parent Class A Ordinary Shares, the “Parent Ordinary Shares”), are authorized and 8,000,000 are issued and outstanding; (iv) 5,600,000 warrants to purchase one share of Parent Class A Ordinary Share issued pursuant to a private placement (the “Private Placement Warrants”) are outstanding; and (v) 10,666,666 warrants to purchase one share of Parent Class A Ordinary Share that are publicly traded (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. As of the date hereof, all outstanding Parent Class A Ordinary Shares, Parent Class B Ordinary Shares, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) Except for the Parent Warrants and the Subscription Agreements and as set forth in the Transaction Agreements, as of the date of this Agreement, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent is a party or by which any of them is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Ordinary Shares, or any other shares of capital stock other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Ordinary Shares, or any other shares of capital stock or other interest or participation in Parent.

(c) Each Parent Ordinary Share, and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) applicable Law and (B) the Charter Documents of Parent, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the Charter Documents of Parent, as applicable or any Contract to which any of Parent is a party or otherwise bound by including the Trust Agreement.

(d) All outstanding shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens (other than Permitted Liens and Liens arising pursuant to applicable securities Laws).

(e) Subject to obtaining the Requisite Parent Stockholder Approval, the Delaware Parent Common Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent.

Section 5.4 Authority Relative to this Agreement. Parent has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Merger). The execution, delivery and performance by Parent of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent of the Transactions (including the Merger), have been duly and validly authorized by all necessary corporate or limited liability company action on the part of Parent, and no other proceedings on the part of Parent is necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than obtaining the Requisite Parent Stockholder Approval. This Agreement has been and the other Transaction Agreements to which each of them is a party will be, at or prior to the Closing, duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by the other Parties (assuming any such agreement constitutes a legal, valid and binding obligation of the counterparties thereto), constitute authorized legal and binding obligations of Parent (as applicable), enforceable against Parent (as applicable) in accordance with their terms, except insofar as enforceability may be limited by the Remedies Exception.

Section 5.5 No Conflict; Required Filings and Consents.

(a) Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.5(b) and the Domestication Approval, neither the execution, delivery nor performance by Parent of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming the Requisite Parent Stockholder Approval is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) violate any applicable Law to which Parent is subject or by which any of their properties or assets are bound; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of any Parent Material Contracts, except, with respect to clause (iii), as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery by Parent of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any action by, consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act or any similar foreign Law and the expiration of the required waiting period thereunder; (iv) in connection with the Domestication, the applicable requirements and required approval of the Cayman Island Registrar of Companies and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Compliance; Permits. Since its incorporation Parent has complied in all material respects with and has not been in violation of any applicable Law with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written or, to the Knowledge of Parent, oral notice of non-compliance with any applicable Law has been received by Parent, except as would not have Parent Material Adverse Effect. Parent is in possession of all material Permits necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Permits would have Parent Material Adverse Effect.

Section 5.7 Parent SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Parent has timely filed or furnished (as applicable) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act or any other applicable federal securities laws since Parent’s incorporation (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”) and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to applicable federal securities laws (including, as applicable, the Sarbanes-Oxley Act any rules and regulations promulgated thereunder) through the Closing. The Parent SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder. The Parent SEC Reports did not at the time they were filed with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. As used in this Section 5.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance and compliance with: (i) GAAP; and (ii) applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes, or the inclusion of limited notes, and other presentation items for normal year-end adjustments to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

(c) There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of the Parent or its Subsidiaries, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for the financial statements and notes contained or incorporated by reference in the Parent SEC Reports; (b) that have arisen since the date of the most recent balance sheet included in the financial statements and notes contained or incorporated by reference in the Parent SEC Reports in the ordinary course of the operation of business of Parent; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) that would not be material to the business of Parent and its Subsidiaries, taken as a whole.

(d) Section 5.7(d) of the Parent Disclosure Letter sets forth a reasonable and good faith estimate of Parent Transaction Costs.

Section 5.8 Absence of Certain Changes or Events. Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since September 8, 2020, there has not been: (a) any Parent Material Adverse Effect or (b) any action taken or agreed upon by Parent or any of its Subsidiaries that would be prohibited by Section 6.2 if such action were taken on or after the date hereof without the consent of the Company.

Section 5.9 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity: (a) challenging or seeking to enjoining, alter or materially delay the Transactions; or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent.

Section 5.10 Business Activities. Since their respective dates of formation or incorporation, as applicable, Parent has not conducted any business activities other than activities: (a) in connection with or ancillary to its organization, including activities customary for the formation and operation of special purpose acquisition companies; (b) directed toward or incidental to the accomplishment of a Business Combination; or (c) required by Law. Except as set forth in Parent’s Charter Documents, there is no Contract or Order binding upon Parent or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which would not reasonably be expected to be material to Parent. Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Parent nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

Section 5.11 Parent Material Contracts. Section 5.11 of the Parent Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent is party, including Contracts by and among Parent, on the one hand, and any director, officer, stockholder or Affiliate of such Parties (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to any Parent SEC Report.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the Nasdaq Stock Markets (“Nasdaq”) under the symbol “VACQU”. The issued and outstanding Parent Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “VACQ”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “VACQW”. Since its initial public offering, Parent has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq, and Parent has not been notified by Nasdaq that it does not comply with any Nasdaq listing rule, which noncompliance is not subject to any compliance extension or ability to remedy, in each case as permitted by the Nasdaq continued listing rules. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the Parent Class A Ordinary Shares or Public Warrants or terminate the listing of the Parent Units, the Parent Class A Ordinary Shares or Public Warrants on Nasdaq, other than Legal Proceedings where a compliance extension or ability to remedy is available under applicable Law. None of Parent or any of its Affiliates has taken any action in an attempt to intentionally terminate the registration of the Parent Units, the Parent Class A Ordinary Shares or Public Warrants under the Exchange Act.

Section 5.13 PIPE Investment Amount. Parent has delivered to the Company true, correct and complete copies of each of the subscription agreements (the “Subscription Agreements”) entered into by Parent with the PIPE Investors, pursuant to which the PIPE Investors have committed to provide equity financing to Parent in the aggregate amount of $467,000,000 (the “PIPE Investment Amount”). To Parent’s Knowledge, with respect to each PIPE Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent, except in each case for such assignments of subscription obligations contemplated by or permitted by the Subscription Agreements. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each PIPE Investor, except insofar as enforceability may be limited by the Remedies Exception. Other than the other Transaction Agreements, there are no agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any Subscription Agreement, that could affect the obligation of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and Parent does not know of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

Section 5.14 Trust Account.

(a) As of February 26, 2021, Parent has $320,000,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of September 24, 2020, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”) for the benefit of its public stockholders, with such funds invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by the Remedies Exception. Parent has performed all material obligations required to be performed by it under, and complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect or that would entitle any Person (other than (x) stockholders of Parent who elect to redeem their Parent Class A Ordinary Shares pursuant to Parent’s Charter Documents, (y) the underwriters of Parent’s initial public offering with respect to any deferred underwriting compensation and (z) Parent with respect to income earned on the proceeds in the Trust Account in order to pay taxes in accordance with Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account and Tax obligations; (B) in accordance with the Trust Agreement; and (C) to redeem Parent Class A Ordinary Shares in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of

Parent, threatened in writing with respect to the Trust Account. As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to Parent’s Charter Documents shall terminate and, as of the Effective Time, Parent shall have no obligation whatsoever pursuant to Parent’s Charter Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby. To Knowledge of Parent, following the Effective Time, none of Parent’s stockholders shall be entitled to receive any amount from the Trust Account except to the extent pursuant to a Parent Stockholder Redemption. Assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Parent does have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent on the Closing Date.

Section 5.15 Taxes.

(a) All material Tax Returns filed or required to be filed by Parent and its Subsidiaries have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws.

(b) Each of Parent and its Subsidiaries has timely paid all material Taxes in full which are due and payable by it (whether or not shown as due on any Tax Return), other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c) Parent has complied in all material respects with all applicable Laws relating to the withholding of Taxes and Tax information reporting, collection and retention, and has, within the time and in the manner prescribed by applicable Laws, (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Entity.

(d) No claim, assessment, deficiency or proposed adjustment for Taxes has been asserted or assessed by any Governmental Entity against Parent or any of its Subsidiaries, which has not been paid in full or finally resolved with no payment due. As of the date hereof, no audit, examination, or other Legal Proceeding by any Governmental Entity is currently pending or threatened in writing against Parent or any of its Subsidiaries with respect to Taxes. There are no requests for rulings or determinations in respect of any Tax pending between Parent or its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand.

(e) There are no liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any of the assets of Parent or its Subsidiaries.

(f) There are no Tax indemnification agreements, Tax sharing agreements or similar agreements under which Parent or its Subsidiaries could be liable after the Closing Date for the Tax liability of any Person other than Parent and its Subsidiaries (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease).

(g) None of Parent nor any of its Subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h) Parent (i) has no liability for the Taxes of another Person (other than its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor or by Contract (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease); and (ii) has never been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is Parent.

(i) None of Parent nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity, which extension is still in effect, and neither Parent nor any of its Subsidiaries has requested, granted, or become the beneficiary of any extension or waiver of any statute of limitations period with respect to Taxes, which period (after giving effect to such extension or waiver) has not yet expired.

(j) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action not contemplated by this Agreement or any other Transaction Agreement that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(k) To the Knowledge of Parent, no facts or circumstances exist that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

Section 5.16 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Merger Materials will, at the date mailed to stockholders of Parent or at the time of the Parent Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Merger Materials; or (b) any projections or forecasts included in the Merger Materials.

Section 5.17 Board Approval; Stockholder Vote. The board of directors of Parent (including any required committee or subgroup of the board of directors of Parent or Merger Sub, as applicable) have unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the Parent and the stockholders of Parent. Other than obtaining the Requisite Parent Stockholder Approval, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.18 Brokers. Except as set forth on Section 5.18 of the Parent Disclosure Letter, other than fees or commissions for which Parent will be solely responsible, neither Parent nor any of its respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.19 Indebtedness. Section 5.19 of the Parent Disclosure Letter sets forth the principal amount of all of the outstanding Indebtedness of Parent and its Subsidiaries.

Section 5.20 Sponsor Agreement. Parent has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. The Sponsor Agreement is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each other party thereto (in each case, except insofar as enforceability may be limited by the Remedies Exception) and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of the Sponsor Agreement.

Section 5.21 Investment Company Act; JOBS Act. Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Parent is an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”).

Section 5.22 Parent Stockholders. Neither Parent nor the Sponsor is a Foreign Person.

Section 5.23 Disclaimer of Other Warranties. PARENT HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV OR IN THE TRANSACTION AGREEMENTS, NONE OF THE COMPANY AND MERGER SUB, ANY OF THEIR SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY AND MERGER SUB STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY AND MERGER SUB), THE COMPANY AND MERGER SUB OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT: (A) NONE OF THE COMPANY AND MERGER SUB, ANY OF THEIR SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT OR ITS AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY AND MERGER SUB TO PARENT IN ARTICLE IV OR IN THE TRANSACTION AGREEMENTS; AND (B) NONE OF THE COMPANY AND MERGER SUB NOR ANY OF THEIR SUBSIDIARIES, NOR THEIR AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, OR ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY AND MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY AND MERGER SUB, ANY OF THEIR SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. PARENT HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR THE TRANSACTION AGREEMENTS. PARENT ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY AND MERGER SUB, THEIR SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, PARENT HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND THE TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, CLAIMS AGAINST THE COMPANY AND MERGER SUB OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF ACTUAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV OR THE TRANSACTION DOCUMENTS BY SUCH PERSON.

ARTICLE VI.

CONDUCT PRIOR TO THE CLOSING DATE

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, and shall cause its Subsidiaries to, (A) carry on its business in the ordinary course consistent with past practice in all material respects (including, for the avoidance of doubt, recent past practice in light of COVID-19, and (B) use commercially reasonable efforts to maintain its goodwill and relationships with customers, suppliers, employees and other material business relations of the Company and its Subsidiaries taken as a whole, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or Section 6.1 of the Company Disclosure Letter; or (c) as required by applicable Law. Notwithstanding anything to the contrary contained herein, nothing herein shall prevent the Company from taking or failing to take any commercially reasonable action, including the establishment of any commercially reasonable policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures so long as, in each instance, prior to taking any such action that would otherwise violate this Section 6.1, the Company, to the extent reasonably practicable under the circumstances, provides Parent with advance notice of such anticipated action and consults with Parent in good faith with respect to such action and (x) no such actions or failure to take such actions shall be deemed to violate or breach this Section 6.1 in any way, and (y) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.1 of the Company Disclosure Letter, or as required by applicable Law, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not do, or allow any of its Subsidiaries to do, any of the following:

(a) except in the ordinary course of business consistent with past practice, or as otherwise required by any existing Benefit Plan, this Agreement or applicable Law: (i) increase or grant any material increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any employee, officer, director, independent contractor or other individual service provider of the Company Group whose annual base salary (or annual base wages or annual fees) exceeds or would exceed $250,000 after any increase; (ii) grant, pay or increase any material severance, change in control, deferred compensation, retention, equity or equity-based or other similar payment or benefit to any employee, officer, director, independent contractor or other individual service provider of the Company Group whose annual base salary (or annual base wages or annual fees) exceeds or would exceed $250,000,

(b) transfer, sell, assign, license, sublicense, encumber, impair, abandon, permit to lapse or expire, dedicate to the public, cancel, subject to any Lien, fail to diligently maintain, or otherwise dispose of any right, title or interest of the Company Group in any Owned Intellectual Property or Licensed Intellectual Property, in each case other than (i) non-exclusive licenses to any Owned Intellectual Property granted by the Company Group to customers, or (ii) otherwise in the ordinary course of business consistent with past practice;

(c) (i) make, declare, set aside, establish a record date for or pay any dividend or distribution (whether in cash, stock or property) to the Company Stockholders in their capacities as stockholders; (ii) except in connection with the exercise of any Company Option or Company Warrant or settlement of any Company Equity Award, in each case, outstanding as of the date hereof in accordance with its terms, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of its capital stock or other equity interests or securities of the Company Group; or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests, except for: (A) the acquisition by the Company Group of any shares of capital stock, membership interests or other equity interests of the Company Group issued and outstanding as of the date hereof in connection with the forfeiture or cancellation of such equity interests; and (B) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to Company Equity Awards outstanding as of the date hereof in accordance with the terms of such Company Equity Awards;

(d) except as contemplated by Section 7.28, amend its Charter Documents, or form or establish any Subsidiary (other than Merger Sub pursuant to this Agreement);

(e) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(f) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any assets or properties valued in excess of $3,000,000, other than (i) non-exclusive licenses to any Owned Intellectual Property granted by the Company Group to customers in the ordinary course of business or (ii) any sale, lease or disposition of tangible assets or properties in the ordinary course of business consistent with past practice or (iii) as set forth on Section 6.1(f) of the Company Disclosure Letter;

(g) issue or sell any debt securities or rights to acquire any debt securities of the Company Group or guarantee any debt securities of another Person; (ii) make, incur, create or assume any borrowed money Indebtedness, loans, advances or capital contributions to, or investments in, or guarantee any borrowed money Indebtedness of, any Person; (iii) take any action or omit to take any action, that would constitute or result in a default or event of default under the Existing Credit Agreement that remains uncured following the expiration of any applicable cure period in the Existing Credit Agreement; (iv) cancel or forgive any indebtedness for borrowed money owed to the Company Group in excess of $3,000,000; (vi) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business consistent with past practice;

(h) settle or agree to settle any Legal Proceeding involving monetary obligations of the Company Group in excess of $3,000,000;

(i) except in the ordinary course of business consistent with past practices, except with respect to customer Contracts, and except for any Contract with respect to amounts less than $3,000,000: (A) modify, amend or terminate in a manner that is adverse to the Company Group, any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract; or (D) incur or enter into a Contract requiring the Company Group to pay in excess of $3,000,000 in any 12-month period; or (ii) modify or amend any material term under the Existing Credit Agreement or terminate or allow the termination of the Existing Credit Agreement or any of the commitments thereunder;

(j) except as required by GAAP or applicable Law, make any material change in accounting methods, principles or practices;

(k) except in the ordinary course of business, (i) make, change or rescind any income or other Tax election; (ii) settle or compromise any Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amended Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued; (vi) knowingly surrender any claim for a refund of Taxes; (vii) fail to pay any income or other material Tax that becomes due and payable (including estimated payments); (viii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity, (ix) enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into not primarily related to Taxes), or (x) file any income or other material Tax Return inconsistent with past practice;

(l) authorize or announce a plan of complete or partial liquidation, restructuring, recapitalization, dissolution, reorganization or winding-up of the Company Group;

(m) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders, Insiders or other Affiliates, other than in the ordinary course of business consistent with past practice and payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Section 6.1(m) of the Company Disclosure Letter as existing on the date of this Agreement;

(n) implement or announce any layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions with respect to any employee or individual service providers of the Company Group, or plant closings, or similar events that individually or in the aggregate could give rise to any obligations or liabilities on the part of the Company Group under WARN;

(o) other than in the ordinary course of business consistent with past practice, intentionally and materially delay or postpone payment of any material amount of accounts payable or commissions or any other material liability, or materially accelerate sales or the collection of (or materially discount) of any material amount of accounts or notes receivable;

(p) take any action, or knowingly fail to take any commercially reasonable action within the Company’s control, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations; or

(q) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.1(a) through (s) above.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall, and shall cause its Subsidiaries to, carry on its business in the ordinary course consistent with past practice in all material respects, except to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed) or as contemplated by this Agreement (including as contemplated by the PIPE Investment). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by applicable Law, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b) other than in connection with the Parent Stockholder Redemption or as otherwise required by Parent’s Charter Documents, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c) other than as set forth in the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Charter Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice; provided, however, that Parent shall be permitted to incur Indebtedness from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on arm’s length terms and conditions and repayable at Closing and in any event in an aggregate amount not to exceed $100,000;

(g) release, assign, compromise, settle or agree to settle any Legal Proceeding material to Parent;

(h) except as required by GAAP or applicable Law, make any change in accounting methods, principles or practices;

(i) except in the ordinary course of business, (i) make, change or rescind any income or other Tax election (other than in the ordinary course for a newly formed entity) (ii) settle or compromise any Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes (other than in the ordinary course for a newly formed entity); (iv) file any amended Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly surrender any claim for a refund of Taxes; (vii) enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes) or (viii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity;

(j) create any material Liens on any material property or assets of Parent;;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent;;

(l) commence, settle or compromise any Legal Proceeding that would reasonably be expected to be material to Parent;;

(m) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(n) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Parent (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(o) enter into any new line of business;

(p) amend the Trust Agreement or any other agreement related to the Trust Account;

(q) pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners or stockholders, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements or commitments (or proposed agreements or commitments to be entered into prior to the Closing) set forth on Section 6.2(q) of the Parent Disclosure Letter; or

(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.2(a) through (q) above.

ARTICLE VII.

ADDITIONAL AGREEMENTS

Section 7.1 Company No Solicitation.

(a) The Company shall not, and shall cause each of its Subsidiaries, directors, officers and employees not to, and shall instruct and use its commercially reasonable efforts to cause its other Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii) furnish any information regarding the Company Group in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Company Acquisition Proposal;

(iii) engage in or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal; or

(iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal.

(b) If the Company Group receives a Company Acquisition Proposal or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than forty eight (48) hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall, unless expressly prohibited by a confidentiality agreement in effect as of the date hereof, include the identity of the Person making or submitting such request or Company Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)).

(c) Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Affiliates and its and their respective directors, officers and employees, and shall instruct and use its commercially reasonable efforts to cause its other Representatives to (and the Written Consent Parties have acknowledged to the Company that it shall), immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made on or prior to the date hereof. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party.

(d) Any violation of the restrictions contained in this Section 7.1 by any of the Company’s Representatives shall be deemed to be a breach of this Section 7.1 by the Company.

Section 7.2 Parent No Solicitation.

(a) Parent will not, and will cause each of its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct and use its commercially reasonable efforts to cause its other Representatives not to, directly or indirectly:

(i) make, solicit, initiate, knowingly encourage or knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii) furnish any information regarding Parent or any Subsidiary of Parent in connection with, for the purpose of making, soliciting, initiating, encouraging or facilitating, or in response to, a Parent Acquisition Proposal;

(iii) engage in or otherwise participate in any discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal; or

(iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Parent Acquisition Proposal.

(b) If Parent receives a Parent Acquisition Proposal or any inquiry or request for information with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal, then Parent shall promptly (and in no event later than forty eight (48) hours after its receipt of such Parent Acquisition Proposal or request) notify the Company in writing of such Parent Acquisition Proposal or request (which notification shall, unless expressly prohibited by a confidentiality agreement in effect as of the date hereof, include the identity of the Person making or submitting such request or Parent Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)).

(c) Promptly following the execution and delivery of this Agreement, Parent shall, and shall instruct and cause each of its Affiliates and its and their respective directors, officers and employees, and shall use its commercially reasonable efforts to cause its other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than the Company and its Representatives) relating to any Parent Acquisition Proposal made on or prior to the date hereof. Parent shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Parent or any of its Affiliates is a party.

(d) Any violation of the restrictions contained in this Section 7.2 by any of Parent’s Representatives shall be deemed to be a breach of this Section 7.2 by Parent.

Section 7.3 Registration Statement; Proxy Statement / Consent Solicitation.

(a) Parent and the Company shall cooperate to prepare and file as promptly as reasonably practicable following the date hereof a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent and the Company with the SEC pursuant to which (a) the Domestication Approval is proposed to be approved and (b) following the completion of the Domestication the shares of Company Common Stock, Assumed Parent Warrant, First Merger Assumed Parent Unit issuable in the First Merger will be registered with the SEC and the shares of Second Surviving Corporation Common Stock issuable in the Second Merger will be registered with the SEC, including the registration for resale of the shares of Second Surviving Corporation Common Stock issuable in the Second Merger to certain stockholders of the Company to be designated by the Company, which shall include a proxy statement / consent solicitation containing (i) a consent solicitation statement in preliminary form (the “Consent Solicitation Statement”) in connection with the solicitation by the Company of written consents from the Company Stockholders to approve, by the requisite consent of the Company Stockholders under the DGCL and the Company’s Charter Documents, this Agreement, the Mergers and the other Transactions (the “Requisite Company Stockholder Approval”) and (ii) a proxy statement in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act (the “Parent Proxy Statement”) in order to (A) provide Parent’s stockholders with the opportunity to elect to have their Delaware Parent Common Stock redeemed for cash in accordance with the provisions of Parent’s Charter Documents (such elections made by Parent’s stockholders, the “Parent Stockholder Redemptions”); and (B) facilitate the solicitation by Parent of proxies from the holders of the shares of Delaware Parent Common Stock to approve at the Parent Special Meeting, by the requisite vote of Parent’s stockholders under the DGCL, Parent’s Charter Documents, the Nasdaq rules and regulations and applicable Law (the “Requisite Parent Stockholder Approval”): (1) the adoption of this Agreement and approval of the Transactions; (2) the amendment and restatement of Parent’s Charter Documents to be effective from and after the Closing, including as set forth in substantially the form of the Parent Charter and the Parent Bylaws; (3) the adoption and approval of (i) a new equity incentive plan in a form and substance reasonably acceptable to Parent and the Company (the “Employee Incentive Plan”), and which Employee Incentive Plan will provide for awards for a number of shares of Second Surviving Corporation Common Stock up to the number of shares of Second Surviving Corporation Common Stock (including evergreen annual increases) as are determined to be appropriate by the Company and are reasonably acceptable to Parent (the “Employee Incentive Plan Share Reserve”) and (ii) a new employee stock purchase plan in a form and substance reasonably acceptable to Parent and the Company (the “Employee Stock Purchase Plan”) and which Employee Stock Purchase Plan will provide for awards for a number of shares of Second Surviving Corporation Common Stock up to the number of shares of Second Surviving Corporation Common Stock (including evergreen annual increases) as are determined to be appropriate by the Company and are reasonably acceptable to Parent; (4) the election of the members of the board of directors of Parent in accordance with Section 7.17; (5) approval of the issuance of Second Surviving Corporation Common Stock to the PIPE Investors, and (6) any other proposals the Parties mutually deem necessary or desirable to consummate the Transactions (collectively, the “Parent Stockholder Matters”)

(b) The Company and Parent shall each use its commercially reasonable efforts to (i) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (ii) promptly provide responses to the SEC with respect to all comments received on Merger Materials from the SEC, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Registration Statement effective as long as is necessary to consummate the Transactions contemplated hereby. Each of the Company and Parent shall cause the definitive Merger Materials (as applicable) to be mailed to their respective stockholders as of the applicable record date as promptly as practicable (and in any event within four (4) Business Days) following the date upon which the Registration Statement becomes effective. Each Party shall furnish all information concerning it and its Affiliates to the other Party and provide such other assistance as may be reasonably requested by the other Party to be included in the Merger Materials and shall otherwise reasonably assist and cooperate with the other Party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, the Company (i) agrees to promptly provide Parent with all information concerning the business, management, operations and financial condition of the Company, in each case, reasonably requested by Parent for inclusion in the Merger Materials and (ii) shall cause the directors, officers and employees of the Company Group to be reasonably available to, and to provide any documents reasonably requested by, Parent and its counsel in connection with the drafting of the Merger Materials and responding in a timely manner to comments on the Merger Materials from the SEC. For purposes of this Agreement, the term “Merger Materials” shall mean the Registration Statement, including the prospectus forming a part thereof, the Consent Solicitation Statement, the Parent Proxy Statement, and any amendments thereto.

(c) If any information relating to the Company Group or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Merger Materials so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by and in compliance with applicable Law, disseminated to the stockholders of the Company and Parent. Parent shall promptly notify the Company of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Merger Materials or for additional information concerning the Merger Materials or the Merger and shall, as promptly as practicable after receipt thereof, supply the Company with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Merger. Parent will advise the Company, promptly after Parent receives notice thereof, of the time of effectiveness of the Registration Statement or any supplement or amendment has been filed, of the issuance of a stop order relating thereto or of the suspension of the qualification of the Second Surviving Corporation Common Stock issuable in the Mergers, and Parent and the Company will each use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. No filing of, or amendment or supplement to the Merger Materials, or response to any comments from the SEC or the staff of the SEC relating to the Merger Materials, will be made by Parent without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC. Parent shall be permitted to make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder; provided that, prior to Parent making any such filings, the Company shall be given an opportunity to review and provide comments, which comments Parent will consider in good faith.

Section 7.4 Consent Solicitation Statement.

(a) As promptly as practicable following the date upon which the Registration Statement becomes effective, the Company shall solicit the Requisite Company Stockholder Approval via written consent in accordance with Section 228 of the DGCL and the Company’s Charter Documents. In connection therewith, prior to the date upon which the Registration Statement becomes effective, the board of directors of the Company shall set a record date for determining the Company Stockholders entitled to provide such written consent. The Company shall use commercially reasonable efforts to cause the Written Consent Parties to duly execute and deliver stockholder written consents in substantially the form attached hereto as Exhibit I (the “Stockholder Written Consent”) in respect of the Company Stock beneficially owned by each such Written Consent Party (which represent (i) at least a majority of the outstanding voting power of the Company Stock issued and outstanding (voting as a single class and on an as-converted basis), (ii) at least a majority of the shares of the Company Common Stock issued and outstanding as of the date hereof (voting as a single class) and (iii) at least a majority of the shares of the Company Preferred Stock issued and outstanding (voting as a single class and on an as-converted basis)) in accordance with the Company’s Charter Documents and Section 228 of the DGCL within three (3) Business Days of the Registration Statement becoming effective. As promptly as practicable following the execution and delivery of the Stockholder Written Consents by the Written Consent Parties to the Company,

the Company shall deliver to Parent a copy of such Stockholder Written Consent in accordance with Section 11.1. Promptly following the receipt of the Requisite Company Stockholder Approval via the Stockholder Written Consent, the Company will prepare (subject to the reasonable approval of Parent) and deliver to the Company Stockholders who have not executed and delivered the Stockholder Written Consent the notice required by Section 228(e) of the DGCL and include a description of the appraisal rights of the Company’s stockholders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. If any Written Consent Party fails to deliver its Stockholder Written Consent to the Company within three Business Days of the Registration Statement becoming effective (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 9.1(g).

(b) The Consent Solicitation Statement shall include the Company Recommendation. Neither the board of directors of the Company nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly or to any Company Stockholder) the Company Recommendation, or fail to include the Company Recommendation in the Consent Solicitation Statement; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company Group (other than the Transactions) shall have been commenced by any third party other than Parent and its Affiliates, a statement disclosing that the board of directors of the Company recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the board of directors of the Company in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the board of directors of the Company recommends rejection of such tender or exchange offer); or (iv) if requested by Parent, fail to issue, within ten (10) Business Days after a Company Acquisition Proposal (other than any tender offer or exchange offer) is publicly announced, a press release reaffirming the Company Recommendation (it being understood that the Company will have no obligation to make such reaffirmation on more than two separate occasions); or (v) cause or permit the Company Group to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other understanding contemplating or relating to a Company Acquisition Transaction.

(c) Nothing contained in this Agreement shall prohibit the Company, the board of directors of the Company or their Representatives from directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 7.4; provided, however, that no such communication or statement that would constitute a Company Change in Recommendation shall be permitted.

Section 7.5 Parent Special Meeting; Parent Change in Recommendation.

(a) Parent shall, as promptly as practicable following the date upon which the Registration Statement becomes effective, cause a special meeting of its stockholders (the “Parent Special Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Requisite Parent Stockholder Approval and Parent shall use its commercially reasonable efforts to obtain the Requisite Parent Stockholder Approval at the Parent Special Meeting. In connection therewith, promptly following the date upon which the Registration Statement becomes effective, the board of directors of Parent shall set a record date for determining the stockholders of Parent entitled to vote at the Parent Special Meeting. Parent shall comply with Law applicable to such meeting, including the DGCL, Parent’s Charter Documents and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Parent Special Meeting only: (i) to ensure that any supplement or amendment to the Parent Proxy Statement that the board of directors of Parent has reasonably determined in good faith after consultation with Parent’s outside legal counsel is required by applicable Law is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Parent Special Meeting; (ii) if, as of the time for which the Parent Special Meeting is scheduled, there are insufficient shares of Second Surviving Corporation Common

Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining the Requisite Parent Stockholder Approval; provided, that (A) in the event of a postponement or adjournment pursuant to clauses (i), (ii) or (iii) above, the Parent Special Meeting shall be reconvened as promptly as practicable and in any event no later than five (5) Business Days after the date that such matters are resolved and (B) in no event shall the Parent Special Meeting be held later than three (3) Business Days prior to the Outside Date.

(b) The Parent Proxy Statement shall include the Parent Recommendation. Neither the board of directors of Parent nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify) the Parent Recommendation, or fail to include the Parent Recommendation in the Parent Proxy Statement; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Parent Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of Parent (other than the Transactions) shall have been commenced by any third party (and in no event later than one (1) Business Day prior to the date of the Parent Special Meeting, as it may be postponed or adjourned pursuant to Section 7.5(a)), a statement disclosing that the board of directors of Parent recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the board of directors of Parent in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the board of directors of Parent recommends rejection of such tender or exchange offer); (iv) if requested by the Company, fail to issue, within ten (10) Business Days after a Parent Acquisition Proposal (other than any tender offer or exchange offer) is publicly announced (and in no event later than one (1) Business Day prior to the date of the Parent Special Meeting, as it may be postponed or adjourned pursuant to Section 7.5(a)), a press release reaffirming the Parent Recommendation (any action described in clauses “(i)” through “(iv)” being referred to as a “Parent Change in Recommendation”); or (v) cause or permit Parent to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other understanding contemplating or relating to a Parent Acquisition Transaction.

(c) Nothing contained in this Agreement shall prohibit Parent, the board of directors of Parent or their Representatives from (i) taking and disclosing to Parent’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Parent Acquisition Proposal to the provisions of this Section 7.5; provided, however, that in the case of clause “(ii),” no such communication or statement that would constitute a Parent Change in Recommendation shall be permitted, made or taken.

Section 7.6 Regulatory Approvals.

(a) Within ten (10) Business Days after the date hereof, Parent and the Company shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice, or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable, including by requesting early termination of the HSR waiting period. Neither Parent nor the Company shall, and each shall use its commercially reasonable efforts to cause their respective Affiliates not to, directly or indirectly take any action, including, directly or indirectly, acquiring or investing in any Person or acquiring, leasing or licensing any assets, or agreement to do any of the foregoing, if doing so would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any required approval under the HSR Act.

Each Party will promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Subsidiaries and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Subsidiaries and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions; provided that materials required to be supplied pursuant to this section may be redacted (1) to remove references concerning the valuation of the Company, (2) as necessary to comply with contractual arrangements, (3) as necessary to comply with applicable law, and (4) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a Party may reasonably designate any competitively sensitive material provided to another Party under this Section 7.6 as “Outside Counsel Only”. Parent on the one hand, and the Company, on the other hand, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

(b) The Company will not, as a result of the Transactions, grant access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) to any Foreign Person shareholder that is not currently a Company Stockholder. Nothing in this Section 4.27(a) restricts the Company from granting access to material nonpublic technical information in the ordinary course of business and at all times in compliance with applicable Specified Business Conduct Laws.

Section 7.7 Other Filings; Press Release.

(a) Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(b) At least three (3) days prior to the Closing, the Company shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by Parent (such approval not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, Parent and the Company shall prepare a mutually agreeable joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, Parent shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter (but in any event within four (4) Business Days thereafter), the Second Surviving Corporation shall file the Closing Form 8-K with the SEC. In connection with the preparation of the Closing Form 8-K and the Closing Press Release, or any other report or form to be filed with the SEC, each Party shall, upon request by the other Party, furnish all information concerning it and its Affiliates to the other Party and provide such other assistance as may be reasonably requested by the other Party to be included in the Closing Form 8-K or the Closing Press Release and shall otherwise reasonably assist and cooperate with the other Party in the preparation of the Closing Form 8-K and the Closing Press Release and the resolution of any comments received from the SEC with respect thereto.

(c) From the date hereof through the First Effective Time, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

(d) Parent shall, at all times during the period from the date hereof through the First Effective Time: (i) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act; and (ii) not take any action that would cause Parent to not qualify as an “emerging growth company” within the meaning of the JOBS Act; provided that no action or omission taken by Parent pursuant to this Section 7.7(d) shall be deemed to constitute a violation of Section 6.2.

Section 7.8 Confidentiality; Communications Plan; Access to Information.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Parent and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company, the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with reporting, fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) to the extent provided for in the Communications Plan, internal announcements to employees of the Company; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.7 or this Section 7.8(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement and (vi) communications to customers, suppliers and lenders of the Company for purposes of seeking any consents and approvals required in connection with the Transactions solely to the extent such communications are consistent with a public statement, press release or other communication previously approved in accordance with Section 7.7 or this Section 7.8(b).

(c) Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that are applicable to information furnished to the Company by third parties that may be in the Company’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, the Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to interfere with the businesses or operations of the Company and in compliance with COVID-19 Measures. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that are applicable to information furnished to Parent by third parties that may be in Parent’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to interfere with the businesses or operations of Parent and in compliance with COVID-19 Measures.

Section 7.9 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using its commercially reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Section 4.5(b) of the Company Disclosure Letter; (iv) the termination of each agreement set forth on Section 7.9(iv) of the Company Disclosure Letter; (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

Section 7.10 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the filing of the Registration Statement. The Company shall use its commercially reasonable efforts to require each of its and its Subsidiaries’ officers, directors, employees, agents, advisors and representatives to comply with the foregoing requirement.

Section 7.11 No Claim Against Trust Account. For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which is hereby acknowledged, the Company hereby irrevocably waives, on behalf of itself and its Affiliates, notwithstanding anything to the contrary in this Agreement, any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account (and any monies therein) or distributions therefrom, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided, that (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for (i) legal relief against monies or other assets held outside the Trust Account or (ii) specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for Parent to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Stockholder Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the Parent Stockholder Redemptions and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account (except any such funds released in order to effectuate the Parent Stockholder Redemptions) and any assets that have been purchased or acquired with any such funds) (collectively, including subject to the foregoing limitations set forth in sub-clauses (a) and (b) the “Released Claims”). The Company, on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Parent or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter into this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law.

Section 7.12 Disclosure of Certain Matters. Each of Parent, Merger Sub and the Company will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge that: (a) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (b) would require any amendment or supplement to the Merger Materials; provided, however, that no such notification or the failure to provide such notification shall, in and of itself, effect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties or result, in and of itself, in the failure of a condition set forth in Article VIII; provided, further, that for the avoidance of doubt, any such information actually contained in such foregoing notification may affect the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties or result in the failure of a condition set forth in Article VIII).

Section 7.13 Securities Listing. Parent will use its commercially reasonable efforts to cause the shares of Second Surviving Corporation Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the period from the date hereof until the Closing, Parent shall use its commercially reasonable efforts to keep the Delaware Parent Common Stock and Parent Warrants listed for trading on Nasdaq. After the Closing, the Second Surviving Corporation shall use its commercially reasonable efforts to continue the listing for trading of the Second Surviving Corporation Common Stock and Assumed Warrants on Nasdaq.

Section 7.14 Trust Account.

(a) If (i) the amount of cash available in the Trust Account immediately prior to Closing, after deducting the amounts required to satisfy the Parent Stockholder Redemptions (but prior to payment of any Parent Transaction Costs or Company Transaction Costs), plus (ii) the PIPE Investment Amount actually received by Parent prior to or substantially concurrently with the Closing (the sum of (i) and (ii), the “Available Parent Cash”) is equal to or greater than $500,000,000 (the “Minimum Available Parent Cash Amount”), then the condition set forth in Section 8.2(e) shall be satisfied.

(b) Upon satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement and Parent’s Charter Documents, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to stockholders who have properly elected to have their Parent Class A Ordinary Shares redeemed for cash in accordance with the provisions of Parent’s Charter Documents; (B) for income tax or other tax obligations of Parent prior to Closing; (C) to the underwriters of the initial public offering of Parent with respect to any deferred underwriting compensation, (D) for any Parent Transaction Costs, (E) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (F) as payment to stockholders as cash in lieu of the issuance of any fractional shares pursuant to Section 2.6(c); and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.15 Indemnification; Directors’ and Officers’ Insurance.

(a) Parent Indemnification; Directors’ and Officers’ Insurance.

(i) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of Parent, as provided in the applicable Parent Charter Documents or otherwise in effect as of immediately prior to the Closing as disclosed in Section 7.15(a) of the Parent Disclosure Letter, in either case, solely with respect to any matters occurring on or prior to the Closing shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) the Second Surviving Corporation will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period, in each case to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6)-year period, the Second Surviving Corporation shall advance, or cause to be advanced, expenses in connection with such indemnification as provided in the applicable Parent Charter Documents or other applicable agreements disclosed in Section 7.15(a) of the Parent Disclosure Letter as in effect immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of Parent’s Charter Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of Parent (the “Parent D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such Parent D&O Person was a director or officer of Parent immediately prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law

(ii) The Second Surviving Corporation shall not have any obligation under this Section 7.15 to any Parent D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Parent D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(iii) Parent shall purchase prior to Closing, and for a period of six (6) years after the Closing Date, the Second Surviving Corporation shall maintain, or cause to be maintained, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of Parent as of the date of this Agreement with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Parent’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that Parent shall not be obligated to pay a premium for such “tail” policy in excess of three hundred fifty percent (350%) of the most recent annual premium paid by Parent prior to the date of this Agreement. In the event, that the premium for such “tail” policy is in excess of three hundred fifty percent (350%), then Parent shall purchase the maximum coverage available for three hundred fifty percent (350%) of the most recent annual premium paid by Parent prior to the date of this Agreement.

(iv) If the Second Surviving Corporation or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Parent shall assume all of the obligations set forth in this Section 7.15.

(v) The Parent D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.15 are intended to be third-party beneficiaries of this Section 7.15. This Section 7.15 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of the Company and the Second Surviving Corporation, respectively.

(b) Company Indemnification; Directors’ and Officers’ Insurance.

(i) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Company Group, as provided in the Company Group’s Charter Documents or otherwise in effect as of immediately prior to the Closing as disclosed in Section 7.15(b) of the Company Disclosure Letter, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the Transactions and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) the Second Surviving Corporation will cause the Company Group to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period to the extent permitted by applicable Law. To the maximum extent permitted by applicable Law, during such six (6)-year period, the Second Surviving Corporation shall cause the Company Group to advance expenses in connection with such indemnification as provided in the Company Group’s Charter Documents or other applicable agreements in effect as of immediately prior to the Closing as disclosed in Section 7.15(b) of the Company Disclosure Letter. The indemnification and liability limitation or exculpation provisions of the Company Group’s Charter Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of the Company Group (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such Company D&O Person was a director or officer of the Company Group immediately prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(ii) The Company Group shall have no obligation under this Section 7.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determines (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(iii) The Company shall purchase prior to Closing, and for a period of six (6) years after the Closing Date, the Second Surviving Corporation shall maintain, or cause to be maintained, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company as of the date of this Agreement with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s directors’ and officers’ liability insurance policies as of the date of this

Agreement; provided that the Company, shall not be obligated to pay a premium for such “tail” policy in excess of three hundred fifty percent (350%) of the most recent annual premium paid by the Company prior to the date of this Agreement. In the event, that the premium for such “tail” policy is in excess of three hundred fifty percent (350%), then, the Company shall purchase the maximum coverage available for three hundred fifty percent (350%) of the most recent annual premium paid by the Company prior to the date of this Agreement.

(iv) If the Second Surviving Corporation or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Second Surviving Corporation shall assume all of the obligations set forth in this Section 7.15.

(v) The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.15 are intended to be third-party beneficiaries of this Section 7.15. This Section 7.15 shall survive the consummation of the Transactions and shall be binding on all successors and assigns of Parent and the Second Surviving Corporation.

Section 7.16 Section 16 Matters. Prior to the First Effective Time or Second Effective Time, as applicable, each of Parent, the Company, the First Surviving Corporation and the Second Surviving Corporation shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of all of the equity securities or derivative securities of Parent, the Company, First Surviving Corporation and the Second Surviving Corporation that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, the Company, the First Surviving Corporation or the Second Surviving Corporation to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 7.17 Board of Directors. Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, Parent, the Company and Merger Sub shall take all actions necessary or appropriate to cause the individuals set forth on Section 7.17 of the Parent Disclosure Letter to be elected as members of the board of directors of the Second Surviving Corporation, effective as of immediately following the Second Effective Time. On the Closing Date, the Second Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Section 7.17 of the Parent Disclosure Letter, which indemnification agreements shall continue to be effective following the Closing.

Section 7.18 Affiliate Matters. Prior to the Closing, the Company shall terminate, or cause to be terminated, all Contracts set forth on Section 7.18 of the Company Disclosure Letter, in each case without any outstanding liabilities or obligations (financial or otherwise) to the Second Surviving Corporation following the Closing.

Section 7.19 PIPE Investment.

(a) Unless otherwise approved in writing by the Company, neither Parent nor its Affiliates shall permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), of any provision or remedy under, or any replacements of, any of the Subscription Agreements in a manner materially adverse to the Company. Parent shall take, or cause to be taken, all commercially reasonable actions and do, or cause to be done, all commercially reasonable things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions to the investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates exclusively control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; (iii) deliver any required notices to counterparties to the Subscription Agreements sufficiently in advance of the Closing to cause them, in the event that all conditions to the investor’s obligation to fund in the Subscription Agreements are satisfied (other than those conditions that by their nature are to be satisfied at the Closing), to fund their obligations at or prior to or concurrently with the Closing; and (iv) without limiting the Company’s rights to enforce such Subscription Agreements pursuant to Section 11.6, enforce its rights under the Subscription Agreements in the event that all conditions to the investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to pay to (or as directed by) Parent the applicable portion of the PIPE Investment Amount, as applicable, set forth in the Subscription Agreements in accordance with their terms.

(b) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice: (i) of any material amendment to any Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (ii) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would be reasonably likely to give rise to any material breach or default) by any party to any Subscription Agreement known to Parent; (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any Subscription Agreement or any material provisions of any Subscription Agreement; and (iv) if Parent does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors as contemplated by the Subscription Agreements.

Section 7.20 Tax Matters.

(a) Each of the Parties hereto shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party, including in connection with the filing of relevant Tax Returns and any Tax audit, examination or other action. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax audit, examination or other action, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the pre-Closing holders of Parent Class A Ordinary Shares, Parent Warrants or Parent Class B Ordinary Shares of information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Parent’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period beginning on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code and “global intangible low-taxed income” under Section 951A of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations thereunder as a result of the Domestication.

(b) The Parties hereto shall, and shall cause their Affiliates, to (i) cooperate in order to facilitate the issuance of any opinions relating to Tax matters to be filed in connection with the Registration Statement, and (ii) deliver to Kirkland & Ellis LLP and Goodwin Procter LLP, in each case, to the extent requested by such counsel, a duly executed certificate reasonably satisfactory to such counsel dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

Section 7.21 Sponsor Agreement. Unless otherwise approved in writing by the Company, Parent shall not make any amendment or modification to, or any waiver (in whole or in part) of, any provision or remedy under, or consent to the termination or replacement of, the Sponsor Agreement.

Section 7.22 Certain Transaction Agreements. At the Closing, (a) Parent shall use its commercially reasonable efforts to cause each Parent Stockholder that mutually agreed to be party to the Second A&R Registration Rights Agreement to deliver to the Company a copy of such agreement duly executed by such Parent Stockholder, and (b) the Company shall use its commercially reasonable efforts to cause each Company Stockholder that mutually agreed to be a party thereto to deliver to Parent copies of the Second A&R Registration Rights Agreement and Lockup Agreement duly executed by such Company Stockholder.

Section 7.23 Company Stock Plans. At or prior to the Second Effective Time, the Company and the Company board of directors (including any committee thereof which governs or administers the Company Stock Plans or the Company Equity Awards), as applicable, shall adopt any resolutions, obtain any consents, provide any notices and take any actions which are necessary and sufficient to cause (i) the Company Stock Plans to terminate and (ii) all Company Equity Awards that are outstanding as of the Second Effective Time to be assumed by Parent (subject to the approval of the Parent Stockholder Matters as contemplated in Section 7.3(a)), as provided for in Section 2.6.

Section 7.24 Equity Incentive Plan. Prior to the Effective Date, Parent shall approve and adopt the Employee Incentive Plan and the Employee Stock Purchase Plans.

Section 7.25 PCAOB Audited Financials. The Company shall deliver to Parent true and complete copies of the audited balance sheets as of December 31, 2020, and 2019 and statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company Group for the years ended December 31, 2020, and 2019 together with the auditor’s reports thereon, each audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (collectively, the “PCAOB Audited Financials”) not later than 30 days from the date hereof.

Section 7.26 Domestication. Subject to receipt of the Domestication Approval, Parent shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company, together with the Certificate of Incorporation of Parent in substantially the form attached as Exhibit A to this Agreement (“Parent Charter”), in each case, in accordance with the provisions thereof and applicable Law, (b) adopting the bylaws in substantially the form attached as Exhibit B to this Agreement (“Parent Bylaws”), (c) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Domestication, and (d) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, (i) all then issued and outstanding Parent Class A Ordinary Shares shall convert automatically, on a one-for-one basis, into Delaware Parent Common Stock; (ii) all then issued and outstanding Parent Class B Ordinary Shares shall convert automatically, on a one-for-one basis, into Delaware Parent Common Stock; provided, however, that with respect to the shares of Parent Class B Ordinary Shares held by the Sponsor, in connection with the Domestication the Sponsor shall instead receive upon the conversion of the shares of Parent Class B Ordinary Shares held by Sponsor a number of shares of Delaware Parent Common Stock equal to the number of shares of Parent Class B Ordinary Shares held by the Sponsor as of immediately prior to the Domestication; (iii) each then issued and outstanding warrant of Parent shall convert automatically into a Delaware Parent Warrant; and (iv) each then issued and outstanding Parent Unit shall convert automatically into a Delaware Parent Unit.

Section 7.27 Charter Amendment.

(a) At the Closing and prior to the First Effective Time, the Company shall cause the Charter Amendment to become effective, including by filing the Charter Amendment with the Delaware Secretary of

State. In accordance with applicable Law, the Charter Amendment shall provide that as of immediately prior to the Effective Time, by virtue of the Charter Amendment, (i) all then issued and outstanding Company Preferred Stock shall convert automatically, on a one-for-one basis, into shares of Company Common Stock; and (ii) after giving effect to the conversion contemplated by clause (i), each then issued and outstanding share of Company Common Stock shall convert automatically into a number of shares of Company Common Stock equal to the Exchange Ratio.

(b) In connection with the Charter Amendment, prior to the First Effective Time, the Company shall take all actions and deliver any notices and obtain any consents required such that:

(i) Each Company Warrant that is outstanding and unexercised immediately prior to the Closing will automatically be converted, effective as of immediately prior to the First Effective Time, into a warrant to acquire a number of shares of Company Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 7.27(b)(i) (each such resulting warrant, an “New Company Warrant”). Each New Warrant shall be subject to the same terms and conditions as were applicable to such corresponding Company Warrant immediately prior to the Closing (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the New Company Warrants. Accordingly, effective as of immediately prior to the First Effective Time: (A) the number of shares of Company Common Stock subject to each New Company Warrant shall be determined by (1) by multiplying the number of shares of Company Stock subject to the Company Warrant by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Company Common Stock, and adding (2) a number of shares of Company Earnout Shares (if any), issuable in accordance with Section 3.1, equal to the Earnout Exchange Ratio multiplied by the number of shares as determined under clause (1); and (B) the per share exercise price for the Company Common Stock issuable upon exercise of such New Company Warrant shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Company Warrant, as in effect immediately prior to the Closing, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

(ii) Each Company Option that is outstanding and unexercised immediately prior to the Closing (whether vested or unvested) shall automatically be converted, effective as of immediately prior to the First Effective Time, into an option to acquire a number of shares of Company Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 7.27(b)(ii) (each such resulting option, a “New Company Option”) and shall be subject to the same terms and conditions as were applicable to such corresponding Company Option immediately prior to the Closing (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the New Company Options. Accordingly, effective as of immediately prior to the First Effective Time: (A) the number of shares of Company Common Stock subject to each New Company Option shall be determined by (1) by multiplying the number of shares of Company Stock subject to the Company Option by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Company Common Stock, and adding (2) a number of shares of Company Earnout Shares (if any), issuable in accordance with Section 3.1, equal to the Earnout Exchange Ratio multiplied by the number of shares as determined under clause (i); and (B) the per share exercise price for the Company Common Stock issuable upon exercise of such New Company Option shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the New Company Option, as in effect immediately prior to the Closing, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

(iii) Each award of Company Restricted Stock Units that is outstanding immediately prior to the Closing will automatically be converted, effective as of immediately prior to the First Effective Time,

into an award of Company Restricted Stock Units with respect to a number of shares of Company Common Stock (each such resulting award, a “New Company Restricted Stock Units”) shall be determined by (1) by multiplying the number of shares of Company Stock subject to the Company Restricted Stock Unit by the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Company Common Stock, and adding (2) a number of shares of Company Earnout Shares (if any), issuable in accordance with Section 3.1, equal to the Earnout Exchange Ratio multiplied by the number of shares as determined under clause (i). Each award of New Company Restricted Stock Units shall be subject to the same terms and conditions as were applicable to such corresponding award immediately prior to the Closing (including applicable vesting, expiration and forfeiture conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the New Company Restricted Stock Units.

ARTICLE VIII.

CONDITIONS TO THE TRANSACTION

Section 8.1 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) The Stockholder Written Consent, constituting the Requisite Company Stockholder Approval, shall have been delivered to Parent, and shall remain in full force and effect.

(b) At the Parent Special Meeting, the Domestication Approval shall have been obtained.

(c) At the Parent Special Meeting (including any adjournments thereof permitted by Section 7.5(a)), the Requisite Parent Stockholder Approval shall have been obtained.

(d) Parent shall have at least $5,000,001 of net tangible assets following the exercise by the holders of Parent Class A Ordinary Shares issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Ordinary Shares held by them into a pro rata share of the Trust Account in accordance with Parent’s Charter Documents.

(e) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(f) No provision of any applicable Law prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent Order enjoining or making illegal the consummation of the Transactions will be in effect or will be threatened in writing by a Governmental Entity.

(g) The shares of Second Surviving Corporation Common Stock to be issued in connection with the Closing shall have been approved for listing on the Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance.

(h) The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

Section 8.2 Additional Conditions to Obligations of the Company and Merger Sub. The obligations of the Company to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on the Closing Date as if remade on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of Parent set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on the Closing Date as if remade on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.

(c) Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) and Section 8.2(b).

(d) The Domestication shall have been completed as provided in Section 7.26 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(e) The Available Parent Cash shall be no less than the Minimum Available Parent Cash Amount.

Section 8.3 Additional Conditions to the Obligations of Parent. The obligations of Parent to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on the Closing Date as if remade on such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on the Closing Date as if remade on that date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

(e) The Charter Amendment shall have been completed and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Parent.

ARTICLE IX.

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions shall not have been consummated by November 30, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent is curable by Parent prior to the Closing, then the Company must first provide written notice of such breach and opportunity to cure and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) thirty (30) days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) the Company shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by Parent is cured during such 30-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the Company is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and opportunity to cure and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) thirty (30) days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) Parent shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by the Company is cured during such 30-day period);

(f) by either Parent or the Company, if, at the Parent Special Meeting (including any adjournments thereof), the Requisite Parent Stockholder Approval shall not have been obtained; or

(g) by Parent, in the event of a Written Consent Failure.

Section 9.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, and there shall be no liability hereunder on the part of any Party, except for and subject to the following: (i) Section 7.8(a) (Confidentiality), Section 7.11 (No Claim Against Trust Account), this Section 9.2, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any breach of this Agreement or Actual Fraud.

ARTICLE X.

NO SURVIVAL

Section 10.1 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to Actual Fraud.

ARTICLE XI.

GENERAL PROVISIONS

Section 11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received); or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, to:

Vector Acquisition Corporation
One Market Street
Steuart Tower, 23rd Floor
San Francisco, CA 94105
Attention:	Alex Slusky
E-mail:	alex@vectorcapital.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention:	Debbie Yee, P.C.
Sean T. Wheeler, P.C.
Travis J. Distaso
E-mail:	debbie.yee@kirkland.com
sean.wheeler@kirkland.com
travis.distaso@kirkland.com

if to the Company or Merger Sub, prior to the Closing, to:

Rocket Lab USA, Inc.
3881 McGowen Street
Long Beach, CA 90808
Attention:	Robert Horowitz
E-mail:	r.hurwitz@rocketlabusa.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	David Johanson
Daniel Adams
Jocelyn Arel
E-mail:	djohanson@goodwinlaw.com
dadams@goodwinlaw.com
jarel@goodwinlaw.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean, unless the context otherwise requires, that a copy of the subject documents or other materials has been provided to the Party to which such information or material is to be provided or furnished no later than 9:00 a.m. ET at least two Business Days prior to the date of this Agreement via upload to the Project Prestige virtual “data room” hosted by Box set up by the Company in connection with this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 11.3 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. The Parties agree that the delivery of this Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, may be effected by means of an exchange and release of electronically transmitted signatures (including by electronic mail in .pdf format). Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the other Transaction Agreements: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Second Effective Time, of Persons pursuant to the provisions of Section 7.15 (Directors’ and Officers’ Liability Insurance) and Section 11.14 (No Recourse) (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.5 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.6 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Company shall be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the Subscription Agreements to the fullest extent permissible pursuant to such Subscription Agreements as if it were a party thereto.

Section 11.7 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; provided, that if the Court of Chancery of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the Legal Proceeding is vested exclusively in the U.S. federal courts, such Legal Proceeding shall be heard in, and each of the Parties irrevocably consents to the exclusive jurisdiction and venue of, the U.S. District Court for the District of Delaware; provided, further, that if the U.S. District Court for the District of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the Legal Proceeding is vested exclusively in the Delaware state courts, such Legal Proceeding shall be heard in, and each of the Parties irrevocably consents to the exclusive jurisdiction and venue of, the Delaware state courts located in Wilmington, Delaware (together with the U.S. District Court for the District of Delaware and the Court of Chancery of the State of Delaware, the “Chosen Courts”) in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the Chosen Courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in the Chosen Courts; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before the Chosen Courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than the Chosen Courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1, and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.9 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions; provided, that if the Closing shall occur, Parent shall (x) pay or cause to be paid, the Unpaid Transaction Costs, and (y) pay or cause to be paid, any Parent Transaction Costs, in each of case (x) and (y), in accordance with Section 1.3(e). For the avoidance of doubt, any payments to be made (or to cause to be made) by Parent pursuant to this Section 11.10 shall be paid only upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent, on the one hand, and the Company (on behalf of itself, Merger Sub and the holders of Company Interests) may, to the extent not prohibited by applicable Law: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Released Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Released Related Party of a Party and no personal liability shall attach to any Released Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Law or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Released Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15 Legal Representation. Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Goodwin Procter LLP (or any successor) may represent the holders of Company Interests or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Waiving Party Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Company or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Goodwin Procter LLP provides legal services to the Company after the Closing Date. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between the Company or any member of the Waiving Party Group and its counsel, including Goodwin Procter LLP, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Waiving Party Group (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

Section 11.16 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure in and of itself be deemed (a) an admission of any breach or violation of any Contract or Law, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

VECTOR ACQUISITION CORPORATION

By:	/s/ David Baylor
	Name:	David Baylor
	Title:	Chief Financial Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

PRESTIGE USA MERGER SUB, INC.

By:	/s/ Peter Beck
	Name:	Peter Beck
	Title:	President and Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ROCKET LAB USA, INC.

By:	/s/ Peter Beck
	Name:	Peter Beck
	Title:	Chief Executive Officer and President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

SCHEDULE A

DEFINED TERMS

Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“Actual Fraud”	Schedule A
“Affiliate”	Schedule A
“Agreement”	Preamble
“Antitrust Laws”	Schedule A
“Assumed Parent Unit”	Section 2.6(b)(v)Section 2.6(a)(ii)
“Assumed Parent Warrant”	Section 2.6(a)(ii)
“Assumed Warrant”	Section 2.6(b)(ii)
“Audited Financial Statements”	Section 4.7(a)
“Balance Sheet Date”	Section 4.7(a)
“Benefit Plan”	Section 4.11(a)
“Business Combination”	Schedule A
“Business Day”	Schedule A
“Business IP”	Section 4.17(b)
“CARES Act”	Schedule A
“CCC”	Schedule A
“Certificate”	Section 2.6(a)(i)
“Certificates of Merger”	Section 1.3(b)
“Change of Control”	Schedule A
“Charter Amendment”	Recitals
“Charter Documents”	Section 4.1
“Chosen Courts”	Section 11.8(a)
“Claims or Assertions”	Section 4.17(d)
“Closing”	Section 1.1
“Closing Date”	Section 1.1
“Closing Form 8-K”	Section 7.7(b)
“Closing Press Release”	Section 7.7(b)
“Code”	Schedule A
“Commerce”	Schedule A (Definition of “Specified Business Conduct Laws”)
“Common Share Price”	Schedule A
“Communications Plan”	Section 7.8(b)
“Company”	Preamble
“Company Acquisition Proposal”	Schedule A
“Company Acquisition Transaction”	Schedule A
“Companies Act”	Recitals
“Company Common Stock”	Schedule A
“Company Disclosure Letter”	ARTICLE IV
“Company Earnout Period”	Schedule A
“Company Earnout Shares”	Schedule A
“Company Equity Awards”	Schedule A
“Company Excluded Shares”	Section 2.6(b)(i)
“Company Interests”	Schedule A
“Company IT Systems”	Schedule A
“Company Material Adverse Effect”	Schedule A
“Company Material Contract”	Section 4.19(a)

“Company Option”	Schedule A
“Company Preferred Stock”	Schedule A
“Company Privacy Notices”	Section 4.18(a)
“Company Real Property Leases”	Section 4.13(b)
“Company Recommendation”	Section 4.4(b)
“Company Restricted Stock Unit”	Schedule A
“Company Series A Preferred Stock”	Schedule A
“Company Series B Preferred Stock”	Schedule A
“Company Series C Preferred Stock”	Schedule A
“Company Series D Preferred Stock”	Schedule A
“Company Series E Preferred Stock”	Schedule A
“Company Series E-1 Preferred Stock”	Schedule A
“Company Stock”	Schedule A
“Company Stock Plans”	Schedule A
“Company Stockholder”	Schedule A
“Company Transaction Costs”	Schedule A
“Company Triggering Event”	Schedule A
“Company Warrants”	Schedule A
“Confidentiality Agreement”	Schedule A
“Consent Solicitation Statement”	Section 7.3(a)
“Contract”	Schedule A
“Copyrights”	Schedule A (Definition of “Intellectual Property”)
“COVID-19”	Schedule A
“COVID-19 Measures”	Schedule A
“Data Security Requirements”	Section 4.18(a)
“D&O Indemnified Party”	Section 7.15(a)
“D&O Tail”	Section 7.15(a)(ii)
“Delaware Parent Common Stock”	Recitals
“Delaware Parent Units”	Recitals
“Delaware Parent Warrant”	Recitals
“DGCL”	Recitals
“Dissenting Shares”	Section 2.9(a)
“Domestication”	Recitals
“Domestication Approval”	Schedule A
“Employee Incentive Plan”	Section 7.3(a)
“Employee Incentive Plan Share Reserve”	Section 7.3(a)
“Environmental Law”	Schedule A
“ERISA”	Schedule A
“ERISA Affiliate”	Schedule A
“Exchange Act”	Schedule A
“Exchange Agent”	Section 2.7(b)(ii)
“Exchange Fund”	Section 2.7(b)(iii)
“Existing Credit Agreement”	Schedule A
“Families First Act”	Schedule A
“Financial Derivative/Hedging Arrangement”	Schedule A
“Financial Statements”	Section 4.7(a)
“First Certificate of Merger”	Recitals
“First Effective Time”	Section 2.2(a)
“First Exchange Fund”	Section 2.7(a)(iii)
“First Merger”	Recitals
“First Merger Assumed Parent Unit”	Section 2.6(a)(iii)
“First Merger Consideration”	Section 2.6(a)(i)

“First Surviving Corporation”	Recitals
“First Refusal and Co-Sale Agreement”	Schedule A
“Foreign Person”	Schedule A
“Foreign Plan”	Section 4.11(k)
“Fundamental Representations”	Schedule A
“GAAP”	Schedule A
“Government Contract”	Schedule A
“Governmental Entity”	Schedule A
“Hazardous Material”	Schedule A
“HSR Act”	Schedule A
“Indebtedness”	Schedule A
“Insider”	Section 4.21
“Insurance Policies”	Section 4.20
“Intellectual Property”	Schedule A
“Intended Tax Treatment”	Section 2.11
“Interim Financial Statements”	Section 4.7(a)
“IP License”	Schedule A
“JOBS Act”	Section 5.21
“Knowledge”	Schedule A
“Law”	Schedule A
“Leased Real Property”	Section 4.13(b)
“Legal Proceeding”	Schedule A
“Letter of Transmittal”	Section 2.7(b)(iv)
“Licensed Intellectual Property”	Schedule A
“Lien”	Schedule A
“Lockup Agreement”	Recitals
“Management Redemption Agreement”	Recitals
“Material Customers”	Section 4.24(a)
“Material Permits”	Section 4.6(b)
“Material Suppliers”	Section 4.24(b)
“Mergers”	Recitals
“Merger Consideration”	Section 2.6(b)(i)
“Merger Materials”	Section 7.3(b)
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 4.3(d)
“New Company Option”	Recitals
“New Company Restricted Stock Units”	Recitals
“New Company Warrant”	Recitals
“Minimum Available Parent Cash Amount”	Section 7.14(a)
“Nasdaq”	Section 5.12
“OFAC”	Schedule A
“Open Source Software”	Schedule A
“Order”	Schedule A
“Outside Date”	Section 9.1(b)
“Owned Intellectual Property”	Schedule A
“Parent”	Preamble
“Parent Acquisition Proposal”	Schedule A
“Parent Acquisition Transaction”	Schedule A
“Parent Bylaws”	Section 7.26
“Parent Charter”	Section 7.26
“Parent Class A Ordinary Shares”	Section 5.3(a)
“Parent Class B Ordinary Shares”	Section 5.3(a)

“Parent Disclosure Letter”	Article V
“Parent Excluded Shares”	Section 2.6(a)
“Parent Material Adverse Effect”	Schedule A
“Parent Material Contracts”	Section 5.11
“Parent Ordinary Shares”	Section 5.3(a)
“Parent Preferred Stock”	Section 5.3(a)
“Parent Proxy Statement”	Section 7.3(a)
“Parent Recommendation”	Recitals
“Parent SEC Reports”	Section 5.7(a)
“Parent Special Meeting”	Section 7.5(a)
“Parent Stockholder Matters”	Section 7.3(a)
“Parent Stockholder Redemptions”	Section 7.3(a)
“Parent Transaction Costs”	Schedule A
“Parent Units”	Schedule A
“Parent Warrants”	Section 5.3(a)
“Parties”	Preamble
“Party”	Preamble
“Patents”	Schedule A (Definition of “Intellectual Property”)
“Payroll Tax Executive Order”	Schedule A
“PCAOB Audited Financials”	Section 7.26
“Permit”	Schedule A
“Permitted Lien”	Schedule A
“Person”	Schedule A
“Personal Information”	Schedule A
“PIPE Investment”	Recitals
“PIPE Investment Amount”	Section 5.13
“PIPE Investors”	Recitals
“Privacy Laws”	Schedule A
“Private Placement Warrants”	Section 5.3(a)
“Privileged Communications”	Section 11.15
“Public Warrants”	Section 5.3(a)
“R&D Sponsor”	Schedule A
“Registration Statement”	Section 7.3(a)
“Released Claims”	Section 7.11
“Released Related Parties”	Schedule A
“Remedies Exception”	Section 4.4(a)
“Representatives”	Schedule A
“Requisite Company Stockholder Approval”	Section 7.3(a)
“Requisite Parent Stockholder Approval”	Section 7.3(a)
“Rollover Option”	Section 2.6(b)(iii)
“Rollover Restricted Stock Units”	Section 2.6(b)(iv)
“Sanctions Laws”	Schedule A
“Scheduled Intellectual Property”	Section 4.17(a)
“Second Certificate of Merger”	Recitals
“Second Effective Time”	Section 2.2(b)
“Second Exchange Fund”	Section 2.7(b)(iii)
“Second Merger”	Recitals
“Second Surviving Corporation”	Recitals
“Second Surviving Corporation Common Stock”	Recitals
“SEC”	Schedule A
“Second A&R Registration Rights Agreement”	Recitals
“Securities Act”	Schedule A

“Software”	Schedule A
“Specified Business Conduct Laws”	Schedule A
“Sponsor”	Schedule A
“Sponsor Agreement”	Recitals
“State”	Schedule A (Definition of “Specified Business Conduct Laws”)
“Stockholder Written Consent”	Section 7.4(a)
“Subscription Agreements”	Section 5.13
“Subsidiary”	Schedule A
“Support Agreement”	Recitals
“Surrender Documentation”	Section 2.7(b)(iv)
“Surviving Corporation”	Recitals
“Tax/Taxes”	Schedule A
“Tax Return”	Schedule A
“Trade Secrets”	Schedule A (Definition of “Intellectual Property”)
“Trademarks”	Schedule A (Definition of “Intellectual Property”)
“Transaction Agreements”	Schedule A
“Transactions”	Schedule A
“Treasury Regulations”	Schedule A
“Trust Account”	Section 5.14(a)
“Trust Agreement”	Section 5.14(a)
“Trust Termination Letter”	Section 7.9
“Trustee”	Section 5.14(a)
“Voting Stock”	Schedule A (Definition of “Change of Control”)
“Waiving Parties”	Section 11.15
“Waiving Party Group”	Section 11.15
“WARN”	Section 4.12(e)
“Written Consent Failure”	Section 7.4(a)
“Written Consent Party”	Recitals

Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Actual Fraud” shall mean with respect to a Party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.2 of the Company Disclosure Letter (in the case of the Company) or Section 1.2 of the Parent Disclosure Letter (in the case of Parent) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Parent, Article V as qualified by the Parent Disclosure Letter, were actually breached when made.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, in no event shall Sponsor or any investment fund or portfolio company controlling or under common control with any Written Consent Party or the Sponsor be considered an Affiliate of the Company, Parent or Merger Sub.

“Aggregate Fully Diluted Company Stock Exchange Ratio” means, without duplication, (a) the aggregate number of shares of Company Stock (i) that are issued and outstanding immediately prior to the to the Charter Amendment, (ii) that are issuable upon (A) the exercise of all outstanding Options, calculated using the treasury stock method of accounting, (B) the exercise of Warrants, calculated using the treasury stock method of accounting, and (C) the settlement of Company Restricted Stock Units, in each case, that are issued and outstanding immediately prior to the Charter Amendment (whether or not then vested or exercisable as applicable), plus (b) the maximum number of shares of Company Stock potentially issuable under the Contract set forth on Section 1.2 of the Company Disclosure Letter minus (c) (i) the Treasury Shares outstanding immediately prior to the Charter Amendment and (ii) the Management Redemption Shares.

“Aggregate Fully Diluted Company Stock Earnout Exchange Ratio” means, without duplication, (a) the aggregate number of shares of Company Stock (i) that are issued and outstanding immediately prior to the First Effective Time, (ii) that are issuable upon (A) the exercise of all outstanding Options, calculated using the treasury stock method of accounting, (B) the exercise of Warrants, calculated using the treasury stock method of accounting, and (C) the settlement of Company Restricted Stock Units, in each case, that are issued and outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable as applicable), plus (b) the maximum number of shares of Company Stock potentially issuable under the Contract set forth on Section 1.2 of the Company Disclosure Letter minus (c) (i) the Treasury Shares outstanding immediately prior to the First Effective Time and (ii) the Management Redemption Shares.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Base Purchase Price” shall mean (i) $4,000,000,000.00 minus (ii) the Management Redemption Amount.

“Business Combination” has the meaning ascribed to such term in the Second Amended and Restated Articles of Association of Parent dated September 24, 2020.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“CCC” shall mean the California Corporations Code, as amended.

“Change of Control” means (a) the sale, conveyance or disposition in one or a series of transactions of all or substantially all of the assets of Parent and its significant Subsidiaries (taken together as a whole) to a third party, or any transaction that is subject to Rule 13e-3 of the Exchange Act, as amended, (b) the acquisition by any Person or “group” (as defined in the Exchange Act) directly or indirectly, of beneficial ownership of securities representing at least 50% or more of the voting power of the securities issued by Parent having the power to vote (measured by voting power rather than number of shares) in the election of directors of Parent (“Voting Stock”), or (c) the consolidation, merger or other business combination of Parent with or into any other Person or Persons, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; provided, however, that for the avoidance of doubt a Change of Control will not be deemed to have occurred in the case of clause (c) above in the case of (i) a consolidation, merger or other business combination in which holders of the Voting Stock immediately prior to such transaction continue after such transaction to hold, directly or indirectly, the same relative percentage of the securities issued by such surviving entity or entities having the power to vote the power to vote, or (ii) a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of Parent.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the closing price of Second Surviving Corporation Common Stock as reported on Nasdaq achieved for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Second Surviving Corporation Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Second Surviving Corporation Common Stock).

“Company Acquisition Proposal” shall mean any inquiry, indication of interest, proposal or offer (other than an offer, indication of interest or proposal made or submitted by or on behalf of Parent or any of its Affiliates) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Transactions) involving, directly or indirectly:

(a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company Group;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company Group; or (ii) in which the Company Group issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company Group (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of 25% or more of the assets of the Company Group or of any business or businesses that constitute or account for 25% or more of the revenues or income of the Company Group;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of the Company Group; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company Group or of the revenues, income or assets of the Company Group involved is 25% or more.

“Company Common Stock” shall mean the shares of Common Stock, par value $0.0001 per share, of the Company.

“Company Earnout Period” shall mean the time period beginning on the date immediately following the 90th day following Closing Date and ending on and including the 180th date following the Closing Date.

“Company Earnout Shares” shall mean the product obtained by multiplying (i) the Exchange Ratio Second Surviving Corporation Common Stock by (ii) eight percent (8%).

“Company Equity Awards” means each Company Option, each award of Company Restricted Stock Units and each other compensatory award to any current or former director, officer, employee or other service provider of the Company Group of rights of any kind to receive any Company Stock under the Company Stock Plans or otherwise.

“Company Group” means the Company and each of its Subsidiaries and, where applicable, any of the Company or any of its Subsidiaries (and, after the Second Effective Time, the Second Surviving Corporation and each of its Subsidiaries).

“Company Interests” shall mean the Company Stock, Company Restricted Stock Units, Company Options, and Company Warrants.

“Company IT Systems” shall mean any and all information technology and computer systems, Software, firmware, hardware, networks and infrastructure, servers, interfaces, platforms, related systems, databases, and data communication equipment and lines, websites, facilities, and equipment owned or licensed by, or otherwise used by or for, or relied on by, the Company Group to process, store, transmit, maintain, backup or operate data, information and functions, whether or not in electronic format, including any outsourced systems and processes and all associated documentation.

“Company Material Adverse Effect” shall mean any change, event, development, circumstance, or occurrence, that, individually or when aggregated with other changes, events, developments, circumstances or occurrences: (a) has had a materially adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Company or any of its Subsidiaries; or (b) is reasonably likely to prevent or the ability of the Company to consummate the Transactions; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred pursuant to the foregoing clause (a): (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters; (iii) the taking of any action required by this Agreement or changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company Group operates including increases in interest rates, the cost of products, services, supplies, materials or other goods or services purchased from third party suppliers; (viii) any failure to meet any projections, forecasts, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, development, circumstance or occurrence underlying such failure has resulted in a Company Material Adverse Effect;(ix) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if a change or effect related to clauses (i), (ii) and (iv) through (vii) disproportionately adversely affects the Company Group, compared to other Persons operating in the same industry and geographies as the Company Group, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Option” shall mean an option to purchase any Company Stock pursuant to the Company Stock Plans or otherwise.

“Company Preferred Stock” shall mean the shares of Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock, Company Series E Preferred Stock and Company Series E-1 Preferred Stock.

“Company Restricted Stock Unit” shall mean the restricted stock unit over Company Common Stock granted pursuant to the Company Stock Plans or otherwise.

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series C Preferred Stock” shall mean the Series C Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series D Preferred Stock” shall mean the Series D Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series E Preferred Stock” shall mean the Series E Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series E-1 Preferred Stock” shall mean the Series E-1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Stock” shall mean the Company Common Stock and the Company Preferred Stock

“Company Stockholder” shall mean a holder of a share of Company Stock issued and outstanding immediately prior to the First Effective Time.

“Company Stock Plans” shall mean the 2013 Stock Option and Grant Plan of the Company that was adopted in June 6, 2019.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Company Group, in each case, incurred prior to and on the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, that remain unpaid immediately prior to the Closing, including: (a) all transaction, deal, brokerage, financial or legal advisory or any similar fees, commissions or expenses payable in connection with or anticipation of the consummation of the Transactions to financial advisors, investment banks, data room administrators, attorneys, accountants and other similar advisors and service providers; (b) all severance, change of control payments, stay bonuses, retention bonuses, and any other transaction-related bonuses and all other compensation that may be payable at the Closing or thereafter become payable, in each case of this clause (b), solely to the extent resulting from the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts and (c) all filing fees payable by the Company or any of its Subsidiaries to any Governmental Entities in connection with the transactions contemplated hereby, including Section 7.6.

“Company Triggering Event” shall mean the first date on which the Common Share Price is equal to or greater than $20.00 after the Closing Date, but within the Company Earnout Period; provided, that (i) in the event of a Change of Control during the Company Earnout Period pursuant to which Parent’s stockholders receive, or have the right to receive, cash, securities or other property attributing a value of at least $20.00 to each share of Second Surviving Corporation Common Stock (as agreed in good faith by Sponsor and the board of directors of Parent), then Company Triggering Event shall be deemed to have occurred and (ii) in the event that, and as often as, the number of outstanding shares of Second Surviving Corporation Common Stock is changed by reason of any dividend, subdivision, reclassification, recapitalization, split, combination, exchange or any similar event, then the applicable Common Share Price threshold (i.e., $20.00) will, for all purposes of this Agreement, in each case be equitably adjusted to reflect such change.

“Company Warrants” shall mean warrants of the Company that are convertible or exercisable into Company Stock pursuant to warrants by and between the Company and the holders of Company Warrants.

“Confidentiality Agreement” shall mean that the confidentiality agreement entered into between the Parties or their Affiliates in connection with the Transactions, as amended, supplemented or modified from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, undertaking, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, Legal Proceeding, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Domestication Approval” means the approval by of the Domestication by the shareholders of Parent in accordance with the Parent’s Second Amended and Restated Memorandum and Articles of Association.

“Earnout Exchange Ratio” shall mean the quotient obtained by dividing (i) the Company Earnout Shares, by (ii) the Aggregate Fully Diluted Company Stock Earnout Exchange Ratio.

“Environmental Law” shall mean any and all Laws relating to pollution, Hazardous Materials, or the protection of the environment, natural resources, or public or worker health or safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person or trade or business (whether or not incorporated) that, together with the Company, is (or at any relevant time has been or would be) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient obtained by dividing (i) the Exchange Ratio Second Surviving Corporation Common Stock, by (ii) the Aggregate Fully Diluted Company Stock Exchange Ratio.

“Exchange Ratio Second Surviving Corporation Common Stock” shall mean the quotient obtained by dividing (i) the Base Purchase Price by (ii) (a) an amount equal to $10.00 plus (b) an amount equal to (1) the interest earned on funds in the Trust Account divided by (2) the number of shares of Delaware Parent Common Stock outstanding immediately prior to the First Merger (excluding any shares issued upon conversion of the Parent Class B Ordinary Shares).

“Existing Credit Agreement” shall mean the Loan and Security Agreement, by and among Rocket Lab USA, Inc., Rocket Lab Global Services, LLC and Silicon Valley Bank, dated as of December 23, 2020, as amended.

“Families First Act” shall mean the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

“Financial Derivative/Hedging Arrangement” shall mean any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“First Refusal and Co-Sale Agreement” shall mean the Amended and Restated First Refusal and Co-Sale Agreement dated as of May 18, 2020.

“Foreign Person” has the meaning set forth in 31 C.F.R. § 800.224.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.2(a) (Company Subsidiaries); Section 4.3(a) (Capitalization) Section 4.4 (Due Authorization); and Section 4.16 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Parent Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); Section 5.10 (Business Activities); and the first two sentences of Section 5.14 (Trust Account).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company Group and a Governmental Entity or entered into by the Company Group as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, any political subdivision thereof, regulatory or administrative agency, governmental commission, department, board, bureau, body, authority, rate setting agency, division, office, agency or instrumentality, arbitrator or arbitral body (public or private), court or tribunal.

“Hazardous Material” shall mean any substance, material, chemical or waste that is listed, classified, defined, characterized or otherwise regulated as a “pollutant,” “contaminant,” “toxic substance,” “hazardous substance,” “hazardous material” or words of similar meaning or effect, or for which liability or standards may be imposed, under any Environmental Law, including any radioactive materials, petroleum products or byproducts, asbestos and asbestos containing materials, polychlorinated biphenyls, and per- and polyfluoroalkyl substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) any payment obligations evidenced by any bond, debenture, debt security, promissory note, mortgage or other similar instruments; (c) any obligations, contingent or otherwise, to pay the deferred purchase price for assets, property or services, including “earnout” payments; (d) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities, in each case, to the extent drawn; (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; (f) obligations under leases required to be capitalized under GAAP; (g) obligations under any Financial Derivative/Hedging Arrangement; and the employer portion of any applicable Taxes relating thereto (determined as if no deferral (if any) of such Taxes has occurred as permitted by the CARES Act or any Payroll Tax Executive Order and computed as though all such obligations were payable as of the Closing); (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (h) above; and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations.

“Intellectual Property” shall mean all rights in the following: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including industrial designs and certificates of invention and any applications for either of the foregoing) (collectively, “Patents”); (b) all trademarks, business marks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, Software (including all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing) and all rights therein, pictorial and graphic works, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media accounts; (e) trade secret rights, know-how, technology, source code, discoveries and improvements, inventions, works, innovations, ideas, research and development, formulas, algorithms, compositions, processes and techniques, Personal Information, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, manuals, and other confidential or proprietary information (collectively “Trade Secrets”); and (f) all other intellectual property, intellectual property rights, proprietary information and proprietary rights of any type in any jurisdiction.

“IP License” shall mean (a) any grant (or covenant not to assert) by the Company Group to another Person of or regarding any right relating to or under the Owned Intellectual Property, and (b) any grant (or covenant not to assert) by another Person to the Company Group or regarding any right relating to or under any third Person’s Intellectual Property.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event (after reasonable inquiry of direct reports) of: (a) with respect to the Company or Merger Sub, the individuals listed on Section 1.2 of the Company Disclosure Letter; and (b) with respect to Parent, the individuals listed on Section 1.2 of the Parent Disclosure Letter.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, act, constitution, treaty, principle of common law, resolution, ordinance, code, edict, rule, regulation, Order or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, complaint, audit, lawsuit, litigation, investigation (formal or informal), review, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property licensed to the Company Group pursuant to a valid, written IP License.

“Lien” shall mean any mortgage, pledge, security interest, easement, option, right of first refusal, encumbrance, lien, license restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Management Redemption Amount” shall mean the total consideration paid to the Management Redemption Participants; provide that, in no event shall the “Management Redemption Amount” exceed $40,000,000.

“Management Redemption Participants” shall mean those persons who prior to the Closing have executed a Management Redemption Agreement.

“Management Redemption Shares” shall mean those shares of Company Stock that are redeemed pursuant to a Management Redemption Agreement.

“OFAC” shall mean the U.S. Treasury Department Office of Foreign Assets Control.

“Open Source Software” shall mean (i) any Software that contains, or is derived in whole or in part from, any Software that is generally available in source code form and that is distributed under a license which, by its terms, (a) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form, (b) does not prohibit licensees of such Software from making modifications thereof, and (c) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof),and (ii) any Software distributed under such licenses as the GNU General Public License, the GNU Lesser General Public License, the BSD License, the MIT License, the Mozilla Public License, the Apache License, the Common Public License or any other licenses approved by the Open Source Initiative (including all licenses listed at https://opensource.org/osd and http://opensource.org/licenses/alphabetical) or any other “open source”, “copyleft,” “free,” or similar license.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” shall mean all Intellectual Property that is owned or purported to be owned by the Company Group.

“Parent Acquisition Proposal” shall mean any inquiry, proposal or offer contemplating or otherwise relating to any Parent Acquisition Transaction.

“Parent Acquisition Transaction” shall mean any “initial business combination” as defined under the final prospectus of Parent, dated as of September 24, 2020, and filed with the U.S. Securities and Exchange Commission (File No. 333-248665) on September 28, 2020 (other than with the Company and its Affiliates).

“Parent Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences that would reasonably be expected to prevent or materially delay the ability of Parent to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred: (i) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; or (iv) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters.

“Parent Transaction Costs” shall mean the out-of-pocket fees, costs and expenses of Parent incurred prior to and on the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions that remain unpaid immediately prior to the Closing, including (a) the sum of all outstanding deferred, unpaid or contingent underwriting, transaction, deal, brokerage, financial or legal advisory or any similar fees, commissions or expenses owed by Parent, the Sponsor or their respective Affiliates (to the extent Parent or any of its Subsidiaries is responsible for or obligated to reimburse or repay any such amounts) to financial advisors, investment banks, data room administrators, attorneys, accountants and other similar advisors and service providers (including proxy solicitors, financial printers, consultants and administrative service providers); (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders that will be repaid at Closing; (c) costs and expenses related to (x) directors’ and officers’ liability insurance or (y) the preparation, filing and distribution of the Proxy Statement/Registration Statement and other Parent SEC Filings, and (d) filing fees required by Governmental Entities pursuant to Section 7.6.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Ordinary Shares and one-third of one Public Warrant.

“Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar publication or document permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

“Permit” shall mean any franchise, grant, easement, variance, exception, waiver, accreditation, license, certificate of compliance, authorization, consent, order, certification, permit, approval, or other action of, or any filing, registration or qualification with, any Governmental Entity or any third party.

“Permitted Lien” shall mean: (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company Group; (e) Liens securing the Indebtedness of Company Group; (f) in the case of Intellectual Property, non-exclusive license agreements granted by the Company Group in the ordinary course of business; and (g) Liens incurred in connection with capital lease obligations of the Company Group.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, or by the Company Group in any of its privacy policies, notices, Contracts or other public-facing statements, all information that identifies, could be used to identify, could reasonably be linked, directly or indirectly, with, or is otherwise associated or reasonably capable of being associated with, a natural Person or device, including (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device, and any individual’s name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, and (b) Internet Protocol addresses, device identifiers or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“Privacy Laws” shall mean any and all applicable Laws and legal requirements (including of any applicable foreign jurisdiction) relating to privacy, data security, or Personal Information, and similar consumer protection laws, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including to the extent applciable to the Company Group, the Federal Trade Commission Act, Payment Card Industry Data Security Standard (PCI-DSS), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Telephone Consumer Protection Act (TCPA), California Consumer Privacy Act (CCPA), General Data Protection Regulation (GDPR), Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and any and all applicable Laws governing breach notification in connection with Personal Information.

“Private Placement Warrants” shall mean shall mean the units purchased by Sponsor pursuant to that certain Private Placement Warrants Purchase Agreement, by and between Parent and Sponsor, dated as of September 24, 2020.

“R&D Sponsor” shall mean any Governmental Entity or any university, college or other educational institution or research center.

“Registration Rights Agreement” means that certain Amended and Restated Registration Rights Agreement of the Company dated May 18, 2020.

“Released Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of their respective successors and assigns.

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Sanctioned Person” shall have the meaning assigned to it in Section 4.26(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all software or computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source or object code, and all documentation related to any of the foregoing.

“Specified Business Conduct Laws” shall mean: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other applicable Laws relating to bribery or corruption; (b) all Laws imposing economic or trade sanctions on any Person, including all sanctions Laws and embargoes administered by OFAC or imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union (collectively “Sanctions Laws”); (c) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce (“Commerce”), the International Traffic in Arms Regulations administered by the U.S. Department of State (“State”), the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation; (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable Laws relating to money laundering; (e) the anti-boycott Laws administered by Commerce and the Internal Revenue Service; and (f) all Laws relating to CFIUS, including Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800.

“Sponsor” shall mean Vector Acquisition Partners, L.P., a Cayman Islands exempted limited partnership.

“Standard Licenses” mean (i) any non-exclusive, incidental trademark or feedback licenses; (ii) implied licenses contained in non-disclosure agreements entered in the ordinary course of business; and (iii) licenses contained in standard Contracts with the Company Group’s employees.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and foreign taxes, including gross receipts, income, gross income, alternative or add-on minimum, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, compensation, employment, escheat or unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges (whether disputed or not and however denominated), together with all interest, deficiencies, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the Second A&R Registration Rights Agreement, the Subscription Agreements, the Confidentiality Agreement, the Parent Charter, the Parent Bylaws, the Sponsor Agreement, the Lockup Agreements, the Certificate of Merger and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Merger.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Unpaid Transaction Costs” has the meaning specific in Section 1.3(e).

“Voting Agreement” shall mean the Amended and Restated Voting Agreement, dated May 18, 2020, by and among the Company and the Company Stockholders party thereto.

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of May 7, 2021, by and among Vector Acquisition Corporation, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (“Parent”), Rocket Lab USA, Inc., a Delaware corporation (the “Company”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of the Company (“Merger Sub”). Each of the Company, Parent and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms used in this Amendment that are not otherwise defined shall have the meaning set forth in the Merger Agreement (as defined below).

RECITALS:

WHEREAS, the Parent, the Company and Merger Sub are party to that certain Agreement and Plan of Merger, dated as of March 1, 2021 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”); and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, the Parties agree as follows:

SECTION 1. Amendments to Merger Agreement.

(a) The Merger Agreement is hereby amended by deleting the fourth recital and replacing such recital in its entirety with the following:

“WHEREAS, in connection with the Domestication, (i) each issued and outstanding Parent Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one share of Class A common stock, par value $0.0001, per share of Parent (after its domestication as a corporation incorporated in the State of Delaware) (the “Delaware Parent Class A Common Stock”); (ii) each issued and outstanding Parent Class B Ordinary Share shall convert automatically, on a one-for-one basis, into one share of Class B common stock, par value $0.0001, per share of Parent (after its domestication as a corporation incorporated in the State of Delaware) (the “Delaware Parent Class B Common Stock”); (iii) each then issued and outstanding warrant of Parent shall convert automatically into a warrant to acquire one share of Delaware Parent Class A Common Stock (“Delaware Parent Warrant”); and (iv) each then issued and outstanding Parent Unit shall convert automatically into a unit of Parent (after its domestication as a corporation incorporated in the State of Delaware) (the “Delaware Parent Units”), with each Delaware Parent Unit representing one share of Delaware Parent Class A Common Stock and one-third of one Delaware Parent Warrant,”

(b) The Merger Agreement is hereby amended by deleting Section 2.4 and replacing such provision in its entirety with the following:

“Section 2.4 Governing Documents. At the First Effective Time, the certificate of incorporation and bylaws of the First Surviving Corporation shall continue to be the certificate of incorporation and bylaws of Parent as in effect immediately prior to the First Effective Time until thereafter amended in accordance therewith and with applicable law. Subject to Section 7.15, at the Second Effective Time, (i) the certificate of incorporation of the Second Surviving Corporation shall be amended and restated to read in its entirety as set forth on Exhibit K to this Agreement, and (ii) the bylaws of the Second Surviving Corporation shall be amended to read the same as the bylaws of Parent as in effect immediately prior to the Second Effective Time.”

(c) The Merger Agreement is hereby amended by deleting Section 7.26 and replacing such provision in its entirety with the following:

“Section 7.26 Domestication. Subject to receipt of the Domestication Approval, Parent shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company, together with the Certificate of Incorporation of Parent in substantially the form attached as Exhibit A to this Agreement (“Parent Charter”), in each case, in accordance with the provisions thereof and applicable Law, (b) adopting the bylaws in substantially the form attached as Exhibit B to this Agreement (“Parent Bylaws”), (c) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Domestication, and (d) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, (i) all then issued and outstanding Parent Class A Ordinary Shares shall convert automatically, on a one-for-one basis, into Delaware Parent Class A Common Stock; (ii) all then issued and outstanding Parent Class B Ordinary Shares shall convert automatically, on a one-for-one basis, into Delaware Parent Class B Common Stock; (iii) each then issued and outstanding warrant of Parent shall convert automatically into a Delaware Parent Warrant; and (iv) each then issued and outstanding Parent Unit shall convert automatically into a Delaware Parent Unit. Upon or as soon as practicable following the effectiveness of the Domestication, (i) the Parent Board (in their capacities as directors of a Delaware corporation) shall approve and adopt this Agreement and shall fix a record date and time (which date and time shall be approved by the Company and shall be as soon as practicable following the effectiveness of the Domestication) for purposes of determining the holders of Delaware Parent Common Stock entitled to act by consent in accordance with Section 228 of the DGCL to approve and adopt this Agreement and (ii) Parent shall use commercially reasonable efforts to obtain consents from the holders of a majority of the voting power of the outstanding shares of the Delaware Parent Common Stock as of such record date and time to so approve and adopt this Agreement in accordance with the DGCL”

(d) The Merger Agreement is hereby amended by deleting from Section 7.3(a)(B) the words “facilitate the solicitation by Parent of proxies from the holders of the shares of Delaware Parent Common Stock to approve at the Parent Special Meeting, by the requisite vote of Parent’s stockholders under the DGCL, Parent’s Charter Documents, the Nasdaq rules and regulations and applicable Law (the “Requisite Parent Stockholder Approval”)” and replacing them with the following:

“facilitate the solicitation by Parent of proxies from the holders of Parent Class A Ordinary Shares and Parent Class B Ordinary Shares to approve at the Parent Special Meeting, by the requisite vote of Parent’s stockholders under the Companies Act, the DGCL, Parent’s Charter Documents, the Nasdaq rules and regulations and applicable Law (the “Requisite Parent Stockholder Approval”)”

(e) The Merger Agreement is hereby amended by replacing Exhibit A thereto with Exhibit A attached to this Amendment.

(f) Schedule A of the Merger Agreement is hereby amended by adding the following defined terms and section references to the table set forth therein in the appropriate alphabetical order:

“Delaware Parent Class A Common Stock”        Recitals

“Delaware Parent Class B Common Stock”        Recitals

(g) Schedule A of the Merger Agreement is hereby amended by deleting the entry for the defined term “Delaware Parent Common Stock” from the table set forth therein and replacing it in its with the following:

“Delaware Parent Common Stock”         Schedule A

(h) Schedule A of the Merger Agreement is hereby amended by adding the following defined term in the appropriate alphabetical order:

“Delaware Parent Common Stock” shall mean (a) following the Domestication and prior to the First Merger, Delaware Parent Class A Common Stock and Delaware Parent Class B Common Stock, collectively, or as the context may otherwise require, Delaware Parent Class A Common Stock or Delaware Parent Class B Common Stock, and (b) following the Second Merger, the Second Surviving Corporation Common Stock.

(i) The Merger Agreement is hereby amended by adding a new Exhibit K, in the form attached hereto as Exhibit B.

SECTION 2. Miscellaneous. Sections 11.2, 11.3, 11.4, 11.5, 11.6, 11.7, 11.8, 11.9, 11.12, 11.14 and 11.15 of the Merger Agreement are incorporated herein by reference and shall apply mutatis mutandis to this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written.

VECTOR ACQUISITION CORPORATION

By:	/s/ David Baylor
Name: David Baylor Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

PRESTIGE USA MERGER SUB, INC.

By:	/s/ Peter Beck
Name: Peter Beck Title: President and Secretary

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

ROCKET LAB USA, INC.

By:	/s/ Peter Beck
Name: Peter Beck Title: Chief Executive Officer and President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex B

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

VECTOR ACQUISITION CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED SEPTEMBER 24, 2020)

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

VECTOR ACQUISITION CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED SEPTEMBER 24, 2020)

1.	The name of the company is Vector Acquisition Corporation (the “Company”).

2.

The registered office of the Company will be situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands or at such other location as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Law.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.

The authorised share capital of the Company is US$50,100 divided into 450,000,000 Class A ordinary shares with a nominal or par value of US$0.0001, 50,000,000 Class B ordinary shares with a nominal or par value of US$0.0001, and 1,000,000 preference shares with a nominal or par value of US$0.0001, provided always that subject to the Companies Law and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to subdivide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Companies Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

VECTOR ACQUISITION CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED SEPTEMBER 24, 2020)

B-ii

B-iii

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

VECTOR ACQUISITION CORPORATION

(ADOPTED BY SPECIAL RESOLUTION DATED SEPTEMBER 24, 2020)

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Law shall not apply to Vector Acquisition Corporation (the “Company”) and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Articles” means these articles of association of the Company, as amended or substituted from time to time.

“Audit Committee” means the audit committee of the Company formed pursuant to Article 144 hereof, or any successor audit committee.

“Branch Register” means any branch Register of such category or categories of Members as the Company may from time to time determine.

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) (for as long as the securities in the Company are listed on the Designated Stock Exchange) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Fund (excluding (i) the deferred underwriting commissions, and (ii) taxes payable on the income earned on the Trust Fund) at the time of the definitive agreement to enter into a Business Combination; and (b) must not be effectuated with another blank cheque company or a similar company with nominal operations.

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Shares” means the Class A ordinary Shares in the capital of the Company of $0.0001 nominal or par value designated as Class A Shares, and having the rights provided for in these Articles.

“Class B Shares” means the Class B ordinary Shares in the capital of the Company of $0.0001 nominal or par value designated as Class B Shares, and having the rights provided for in these Articles.

“Companies Law” means the Companies Law (as amended) of the Cayman Islands.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including, but not limited to, the NASDAQ Stock Market LLC, the NYSE MKT LLC, the New York Stock Exchange LLC or any OTC market.

“Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any similar United States federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time.

“Founders” means the Sponsor and all Members immediately prior to the consummation of the IPO.

“Investment Account” shall have the meaning ascribed to it herein.

“Investor Group” means the Sponsor and its affiliates, successors and assigns.

“IPO” means the Company’s initial public offering of securities.

“IPO Redemption” shall have the meaning ascribed to it in Article 168.

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time.

“Office” means the registered office of the Company as required by the Companies Law.

“Officers” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution” means a resolution:

(a)

passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

“Ordinary Shares” means the Class A Shares and Class B Shares.

“Over-Allotment Option” means the option of the Underwriters to purchase on a pro rata basis up to 4,500,000 additional units at the IPO price, less the underwriting discounts and commissions.

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

“Preference Shares” means the Preference Shares in the capital of the Company of $0.0001 nominal or par value designated as Preference Shares, and having the rights provided for in these Articles.

“Principal Register”, where the Company has established one or more Branch Registers pursuant to the Companies Law and these Articles, means the Register maintained by the Company pursuant to the Companies Law and these Articles that is not designated by the Directors as a Branch Register.

“Public Shares” means the Class A Shares issued as part of the units issued in the IPO.

“Redemption Price” shall have the meaning ascribed to it in Article168. “Regulatory Withdrawal” means interest earned on the funds held in the Trust Fund that may be released to the Company to fund regulatory compliance requirements and other costs related thereto.

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Law and includes any Branch Register(s) established by the Company in accordance with the Companies Law.

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof.

“SEC” means the United States Securities and Exchange Commission.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Series” means a series of a Class as may from time to time be issued by the Company.

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share.

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber.

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Law.

“signed” means bearing a signature or representation of a signature affixed by mechanical means.

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Law, being a resolution:

(a)

passed by a majority of not less than two-thirds (or, (i) prior to the consummation of a Business Combination only, with respect to amending Article 170(b) 100% of the votes cast at a meeting of the Shareholders and (ii) with respect to amending Article 99, a majority of not less than two-thirds of the votes cast at a meeting of the Shareholders including a simple majority of the holders of Class B Shares (and if the Shareholders vote in favour of such act but the approval of a simple majority of the holders of Class B Shares has not yet been obtained, the holders of a simple majority of Class B Shares shall have, in such vote, voting rights equal to the aggregate voting power of all the Shareholders of the Company who voted in favour of the resolution plus one)) of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)

approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

“Sponsor” means Vector Acquisition Partners, L.P., a Cayman Islands exempted limited partnership.

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“Trust Fund” means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with certain of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter” means an underwriter of the IPO.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or reenactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Companies Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be commenced at any time after incorporation.

5.

The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Law and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Companies Law, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Companies Law and the rules or requirements of any Designated Stock Exchange.

SHARES

8.

Subject to these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued; provided however that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a conversion described in Articles 14 to 18.

9.

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Underwriters determine that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the SEC and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

10.

The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and Series and sub-series and the different Classes and sub-classes and Series and sub-series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes and Series (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

11.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

12.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

13.	Except as otherwise specified in these Articles or required by law, the holders of the Class A Shares and the Class B Shares (on an as converted basis) shall vote as a single class.

FOUNDER SHARES CONVERSION AND ANTI-DILUTION RIGHTS

14.

On the first business day following the consummation of the Company’s initial Business Combination, or at any earlier date at the option of the holders of the Class B Shares, the issued and outstanding Class B Shares shall automatically be converted into such number of Class A Shares as is equal to 20% of the sum of:

(a)	the total number of Class A Shares issued in the IPO (including pursuant to any Over-Allotment Option), plus

(b)

the total number of Class A Shares issued or deemed issued, or issuable upon the conversion or exercise of any equity-linked securities issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding (i) any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and (ii) any private placement warrants issued to the Sponsor, the Investor Group or any members of the Company’s management team upon conversion of working capital loans.

The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with the initial Business Combination, including but not limited to a private placement of equity of debt.

For the avoidance of doubt, such Class A Shares issued upon conversion will not have any redemption rights or be entitled to proceeds of liquidation from the Trust Fund if the Company does not consummate the Business Combination.

15.	Notwithstanding anything to the contrary contained herein in no event shall the Class B Shares convert into Class A Shares at a ratio that is less than one-for-one.

16.

References in Articles 14 to Article 18 to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.

Each Class B Share shall convert into its pro rata number of Class A Shares as set forth in this Article 17. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued and outstanding Class B Shares shall be converted pursuant to Article 14 and the denominator of which shall be the total number of issued and outstanding Class B Shares at the time of conversion.

18.

The Directors may effect such conversion in any manner available under applicable law, including redeeming or repurchasing the relevant Class B Shares and applying the proceeds thereof towards payment for the new Class A Shares. For purposes of the repurchase or redemption, the Directors may, subject to the Company being able to pay its debts in the ordinary course of business, make payments out of amounts standing to the credit of the Company’s share premium account or out of its capital.

MODIFICATION OF RIGHTS

19.

Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes. The Directors may vary the rights attaching to any Class without the consent or approval of Shareholders provided that the rights will not, in the determination of the Directors, be materially adversely varied or abrogated by such action.

20.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares, any variation of the rights conferred upon the holders of Shares of any other Class or the redemption or purchase of any Shares of any Class by the Company.

CERTIFICATES

21.

If so determined by the Directors, any Person whose name is entered as a member in the Register may receive a certificate in the form determined by the Directors. All certificates shall specify the Share or Shares held by that person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the Register.

22.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Exchange Act.

23.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of $1.00 or such smaller sum as the Directors shall determine.

24.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

25.	In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

26.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

27.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

28.

The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

29.

For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

30.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

31.

The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

32.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

33.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

34.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

35.

The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

36.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

37.

If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

38.

The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

39.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

40.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

41.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

42.

A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

43.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

44.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

45.

Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to, the Exchange Act), a Member may transfer all or any of his or her Shares.

46.

The instrument of transfer of any Share shall be in (a) any usual or common form; (b) such form as is prescribed by the Designated Stock Exchange, or (c) in any other form as the Directors may determine and shall be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

47.

Subject to the terms of issue thereof and the rules or regulations of the Designated Stock Exchange or any relevant rules of the SEC or securities laws (including, but not limited to the Exchange Act), the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

48.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

49.

All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

TRANSMISSION OF SHARES

50.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

51.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

52.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

ALTERATION OF SHARE CAPITAL

53.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

54.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)

subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

55.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

56.	Subject to the Companies Law and the rules of the Designated Stock Exchange, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Law, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

57.	With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in Article 168;

(b)

Shares held by the Founders shall be surrendered by the Founders on a pro rata basis for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20% of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)	Public Shares shall be repurchased by way of tender offer in the circumstances set out in Article 164(b).

58.

Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

59.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

60.

The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including, without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidating structure.

TREASURY SHARES

61.

Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Law. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

62.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

63.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)

a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Law, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

64.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

65.	The Directors may, whenever they think fit, convene a general meeting of the Company.

66.

Subject to Article 99, for so long as the Company’s Shares are traded on a Designated Stock Exchange, the Company shall in each year hold a general meeting as its annual general meeting at such time and place as may be determined by the Directors in accordance with the rules of the Designated Stock Exchange, unless such Designated Stock Exchange does not require the holding of an annual general meeting.

67.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

68.

General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least thirty percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

69.

If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

70.

At least five days’ notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

71.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

72.

All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company’s auditors, and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

73.

No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

74.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

75.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

76.	The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company.

77.

If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

78.	The chairman may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)

give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

79.	A resolution put to the vote of the meeting shall be decided on a poll.

80.	A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

81.	In the case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

82.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

83.

Subject to any rights and restrictions for the time being attached to any Share, every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, shall have one vote for each Share of which he or the Person represented by proxy is the holder.

84.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

85.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

86.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

87.	On a poll votes may be given either personally or by proxy.

88.

The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

89.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

90.

The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

91.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

92.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

93.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

94.

If a clearing house (or its nominee) is a Member of the Company, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

95.	Subject to Article 98, the Company may by Ordinary Resolution appoint any Person to be a Director.

96.

Subject to Article 98, the Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

97.	There shall be no shareholding qualification for Directors.

98.

For so long as the Company’s Shares are traded on a Designated Stock Exchange, the Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the first annual general meeting of Members after the IPO, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the second annual general meeting of Members after the IPO, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the third annual general meeting of Members after the IPO, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until:

(a)	the expiration of their term;

(b)	until their successor shall have been duly elected and qualified; or

(c)	until their earlier death, resignation or removal.

No decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

99.

Prior to an initial Business Combination, only holders of Class B Shares will have the right to vote on the election of Directors pursuant to Article 98 or the removal of the Directors pursuant to Article 117.

100.

For so long as the Company’s Shares are traded on a Designated Stock Exchange, any and all vacancies in the board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the board of Directors, and not by the Members. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. When the number of Directors is increased or decreased, the board of Directors shall, subject to Article 98, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full board of Directors until the vacancy is filled.

ALTERNATE DIRECTOR

101.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

POWERS AND DUTIES OF DIRECTORS

102.

Subject to the Companies Law, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

103.

The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company (including, for the avoidance of doubt and without limitation, any chairman (or co-chairman) of the board of Directors, vice chairman of the board of Directors, one or more chief executive officers, presidents, a chief financial officer, a secretary, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors), for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary

Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

104.

The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

105.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

106.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

107.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

108.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

109.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

110.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

111.

The Directors may agree with a Shareholder to waive or modify the terms applicable to such Shareholder’s subscription for Shares without obtaining the consent of any other Shareholder; provided that such waiver or modification does not amount to a variation or abrogation of the rights attaching to the Shares of such other Shareholders.

112.	The Directors shall have the authority to present a winding up petition on behalf of the Company without the sanction of a resolution passed by the Company in general meeting.

BORROWING POWERS OF DIRECTORS

113.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

114.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

115.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

116.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

117.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	prior to the closing of an initial Business Combination, is removed from office by Ordinary Resolution of the holders of the Class B Shares (only);

(e)	following the closing of an initial Business Combination, is removed from office by Ordinary Resolution of all Shareholders entitled to vote; or

(f)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

118.

The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

119.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

120.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

121.

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

122.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

123.

Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

124.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

125.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

126.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

127.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

128.

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

129.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

130.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

131.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

DIVIDENDS

132.

Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Law and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

133.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

134.

The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

135.

Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

136.

The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

137.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

138.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

139.	No dividend shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

140.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

141.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

142.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

143.

The accounts relating to the Company’s affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors. The financial year of the Company shall end on 31 December of each year or such other date as the Directors may determine.

144.

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an audit committee (the “Audit Committee”) as a committee of the board of Directors and shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

145.

The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

146.	Subject to the Companies Law and these Articles, the Directors may:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

SHARE PREMIUM ACCOUNT

147.

The Directors shall in accordance with the Companies Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

148.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Law, out of capital.

INVESTMENT ACCOUNTS

149.

The Directors may establish separate accounts on the books and records of the Company (each an “Investment Account”) for each Class and Series, or for more than one Class or Series, as the case may be, and the following provisions shall apply to each Investment Account:

(a)	the proceeds from the allotment and issue of Shares of any Class or Series may be applied in the books of the Company to the Investment Account established for the Shares of such Class or Series;

(b)

the assets and liabilities and income and expenditures attributable to the Shares of any Class or Series may be applied or allocated for accounting purposes to the relevant Investment Account established for such Shares subject to these Articles;

(c)

where any asset is derived from another asset (whether cash or otherwise), such derivative asset may be applied in the books of the Company to the Investment Account from which the related asset was derived and on each revaluation of an investment the increase or diminution in the value thereof (or the relevant portion of such increase or diminution in value) may be applied to the relevant Investment Account;

(d)

in the case of any asset of the Company which the Directors do not consider is attributable to a particular Investment Account, the Directors may determine the basis upon which any such asset shall be allocated among Investment Accounts and the Directors shall have power at any time and from time to time to vary such allocation;

(e)

where the assets of the Company not attributable to any Investment Accounts give rise to any net profits, the Directors may allocate the assets representing such net profits to the Investment Accounts as they may determine;

(f)

the Directors may determine the basis upon which any liability including expenses shall be allocated among Investment Accounts (including conditions as to subsequent re-allocation thereof if circumstances so permit or require) and shall have power at any time and from time to time to vary such basis and charge expenses of the Company against either revenue or the capital of the Investment Accounts; and

(g)

the Directors may in the books of the Company transfer any assets to and from Investment Accounts if, as a result of a creditor proceeding against certain of the assets of the Company or otherwise, a liability would be borne in a different manner from that in which it would have been borne under this Article, or in any similar circumstances.

150.

Subject to any applicable law and except as otherwise provided in these Articles the assets held in each Investment Account shall be applied solely in respect of Shares of the Class or Series to which such Investment Account relates and no holder of Shares of a Class or Series shall have any claim or right to any asset allocated to any other Class or Series.

NOTICES

151.

Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

152.

Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

153.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

154.

Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

155.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INDEMNITY

156.

To the fullest extent permitted by law, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of the Company against all actions or proceedings, whether threatened, pending or completed (a “Proceeding”), costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, or in respect of any actions or activities undertaken by an Indemnified Person provided for and in accordance with the provisions set out above (inclusive), including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending, or otherwise being involved in, (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere. Each Member agrees to waive any claim or right of action he or she might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any actual fraud, willful default or willful neglect which may attach to such Director.

157.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto; unless the same shall happen through such Indemnified Person’s own actual fraud, wilful default or wilful neglect as determined by a court of competent jurisdiction.

158.

The Company will pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article or otherwise.

159.

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

160.

The rights to indemnification and advancement of expenses conferred on any indemnitee as set out above will not be exclusive of any other rights that any indemnitee may have or hereafter acquire. The rights to indemnification and advancement of expenses set out above will be contract rights and such rights will continue as to an Indemnified Person who has ceased to be a Director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

NON-RECOGNITION OF TRUSTS

161.

Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Law requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

BUSINESS COMBINATION REQUIREMENTS

162.

Notwithstanding any other provision of the Articles, the Articles under this heading “Business Combination Requirements” shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Fund pursuant to Article 170. In the event of a conflict between the Articles under this heading “Business Combination Requirements” and any other Articles, the provisions of the Articles under this heading “Business Combination Requirements” shall prevail.

163.

Article 170(b) may not be amended prior to the consummation of a Business Combination without a Special Resolution, the approval threshold for which is unanimity (100%) of all votes cast at a meeting of the Shareholders.

164.	Prior to the consummation of any Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

165.

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.

166.

If, alternatively, the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any compulsory redemption in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act and not pursuant to the tender offer rules and file proxy materials with the SEC.

167.

At a general meeting called for the purposes of approving a Business Combination pursuant to these Articles, in the event that a majority of the Shares voted are voted for the approval of a Business Combination, the Company shall be authorised to consummate a Business Combination.

168.

Where such redemptions in connection with an initial Business Combination are not conducted via the tender offer rules pursuant to Article 165, any Member holding Public Shares who is not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue (such redemption price being referred to herein as the “Redemption Price”).

169.

The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.

170.

(a) In the event that either the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO, or such later time as the Members of the Company may approve in accordance with the Articles or a resolution of the Company’s Members is passed pursuant to the Companies Law to commence the voluntary liquidation of the Company prior to the consummation of a Business Combination for any reason, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

(b) If any amendment is made to Article 170(a) that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business

Combination within twenty-four months after the date of the closing of the IPO, or any amendment is made with respect to any other provisions of these Articles relating to the rights of holders of Class A Shares, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to fund Regulatory Withdrawals, subject to an annual limit of $250,000, for a maximum of 24 months and/or to pay our income taxes, if any, (less up to $100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue.

171.

Except for the withdrawal of interest to pay income taxes and for Regulatory Withdrawals, if any, none of the funds held in the Trust Fund shall be released from the Trust Fund until the earlier of an IPO Redemption pursuant to Article 168, a repurchase of Shares by means of a tender offer pursuant to Article 164(b), a distribution of the Trust Fund pursuant to Article 170(a) or an amendment under Article 170(b). In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Fund.

172.

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Fund; or (b) vote on any Business Combination or any other proposal presented to the Shareholders prior to or in connection with the completion of a Business Combination.

173.

The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Fund (net of amounts previously disbursed to the Company’s management for working capital purposes and excluding the amount of deferred underwriting discounts held in the Trust Fund and taxes payable on the income earned on the Trust Fund) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. An initial Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

174.

Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

175.

A Director may vote in respect of any Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

176.

The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

177.

The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the Directors or officers of the Company if such transaction were approved by a majority of the independent directors (as defined in Article 173) and the directors that did not have an interest in such transaction. In the event the Company enters into a Business Combination with an entity that is affiliated with the Sponsor, officers or Directors, the Company, or a committee of independent directors (as defined pursuant to the rules and regulations of the Designated Stock Exchange), will obtain an opinion that our initial Business Combination is fair to the Company from a financial point of view from either an independent investment banking firm that is a member of the Financial Industry Regulatory Authority, Inc. or an independent accounting firm.

BUSINESS OPPORTUNITIES

178.

In recognition and anticipation of the facts that: (a) directors, managers, officers, members, partners, managing members, employees and/or agents of one or more members of the Investor Group (each of the foregoing, an “Investor Group Related Person”) may serve as Directors and/or officers of the Company;

and (b) the Investor Group engages, and may continue to engage in the same or similar activities or related lines of business as those in which the Company, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, the provisions of Articles 179 to 183 are set forth to regulate and define the conduct of certain affairs of the Company as they may involve the Members and the Investor Group Related Persons, and the powers, rights, duties and liabilities of the Company and its officers, Directors and Members in connection therewith.

179.

To the fullest extent permitted by applicable law, the Investor Group and the Investor Group Related Persons shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company.

180.

To the fullest extent permitted by applicable law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for either the Investor Group or the Investor Group Related Persons, on the one hand, and the Company, on the other, unless such opportunity is expressly offered to such Investor Group Related Person in their capacity as an Officer or Director of the Company and the opportunity is one the Company is permitted to complete on a reasonable basis.

181.

Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, the Investor Group and the Investor Group Related Persons shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company, unless such opportunity is expressly offered to such Investor Group Related Person in their capacity as an Officer or Director of the Company and the opportunity is one the Company is permitted to complete on a reasonable basis.

182.

Except as provided elsewhere in these Articles, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and the Investor Group, about which a Director and/or officer of the Company who is also an Investor Group Related Person acquires knowledge. The Company shall, to the fullest extent permitted by applicable law, waive an interest in any corporate opportunity offered to any Director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a Director or Officer and such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue.

183.

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company and (if applicable) each Member hereby waives, to the fullest extent permitted by applicable law, any and all claims and causes of action that the Company may have for such activities described in Articles 178 to 182 above. To the fullest extent permitted by applicable law, the provisions of Articles 178 to 182 apply equally to activities conducted in the future and that have been conducted in the past.

WINDING UP

184.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors’ claims.

185.

If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

AMENDMENT OF ARTICLES OF ASSOCIATION

186.	Subject to the Companies Law and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

187.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may, by any means in accordance with the requirements of the Designated Stock Exchange, provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

188.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

189.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

190.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

191.	The Company may merge or consolidate in accordance with the Companies Law.

192.	To the extent required by the Companies Law, the Company may by Special Resolution resolve to merge or consolidate the Company.

DISCLOSURE

193.

The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.

Annex C

[For Rocket Lab / New Rocket Lab: AMENDED AND RESTATED]

CERTIFICATE OF INCORPORATION

OF

[VECTOR ACQUISITION CORPORATION][ROCKET LAB USA, INC.]1

[Vector Acquisition Corporation][Rocket Lab USA, Inc.], a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

[For Rocket Lab: 1.    The name of the Corporation is Rocket Lab USA, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 26, 2013 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Rocket Lab USA, Inc.

2.    This Amended and Restated Certificate of Incorporation (the “Certificate”) amends, restates and integrates the provisions of the Original Certificate, as previously amended and restated (the “Prior Certificate of Incorporation”), and was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).

3.    The text of the Prior Certificate of Incorporation is hereby amended and restated in its entirety as of [●] Eastern Time on [●], 2021 (the “Effective Time”) to provide as herein set forth in full.]

[For New Rocket Lab: 1.    The name of the Corporation is Rocket Lab USA, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was [●], 20212 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Vector Acquisition Corporation.

2.    This Amended and Restated Certificate of Incorporation (the “Certificate”) amends, restates and integrates the provisions of the Original Certificate, and was duly adopted in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”).

3.    The text of the Original Certificate is hereby amended and restated in its entirety to provide as herein set forth in full.]

ARTICLE I

The name of the Corporation is [For Vector Delaware: Vector Acquisition Corporation][For Rocket Lab / New Rocket Lab: Rocket Lab USA, Inc.].

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

[1]	Note: Form to be used for (i) Vector Delaware post-domestication, (ii) Rocket Lab post-stock split/conversion of preferred and post-first merger and (iii) New Rocket Lab post-second merger.
[2]	Note: To be the date on which the Domestication occurs.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

[For Rocket Lab / New Rocket Lab: The total number of shares of capital stock which the Corporation shall have authority to issue is 2,600,000,000, of which (i) 2,500,000,000 shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 100,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).

[For Vector Delaware: The total number of shares of capital stock which the Corporation shall have authority to issue is 501,000,000, of which (i) 450,000,000 shares shall be a class designated as Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), (ii) 50,000,000 shares shall be a class designated as Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and (iii) 1,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).]

[For Rocket Lab: At the Effective Time, each one (1) share of (a) Series A Preferred Stock, par value $0.0001 per share, of the Corporation issued and outstanding prior to the Effective Time shall convert into one (1) share of Common Stock; (b) Series B Preferred Stock, par value $0.0001 per share, of the Corporation issued and outstanding prior to the Effective Time shall convert into one (1) share of Common Stock; (c) Series C Preferred Stock, par value $0.0001 per share, of the Corporation issued and outstanding prior to the Effective Time shall convert into one (1) share of Common Stock; (d) Series D Preferred Stock, par value $0.0001 per share, of the Corporation issued and outstanding prior to the Effective Time shall convert into one (1) share of Common Stock; (e) Series E Preferred Stock, par value $0.0001 per share, of the Corporation issued and outstanding prior to the Effective Time shall convert into one (1) share of Common Stock; and (f) Series E-1 Preferred Stock, par value $0.0001 per share, of the Corporation issued and outstanding prior to the Effective Time shall convert into one (1) share of Common Stock (collectively, the “Preferred Stock Conversion”). Immediately following the Preferred Stock Conversion, each share of issued and outstanding Common Stock (which, for the avoidance of doubt, shall include Common Stock issuable upon the Preferred Stock Conversion) shall automatically be reclassified as and subdivided into [●]3 validly issued, fully paid and non-assessable shares of Common Stock, without any action by the holder thereof or by the Corporation. No fractional shares of Common Stock shall be issued in connection with such reclassification and subdivision and, in lieu thereof, the Corporation shall pay to each holder of shares of Common Stock who otherwise would have held a fraction of a share of Common Stock immediately following such reclassification and subdivision (after aggregating all shares of Common Stock held by such holder) an amount in cash equal to the fair value of such fraction as of the Effective Time as determined by the Board of Directors.]

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of [For Rocket Lab / New Rocket Lab: Common Stock][For Vector Delaware: Class A Common Stock, Class B Common Stock] or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

[3]	Note to Draft: To equal the Exchange Ratio.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

[For Rocket Lab / New Rocket Lab: A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as required by law or provided in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a)    the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, with each outstanding share entitling the holder thereof to one (1) vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b)    dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof; and

(c)    upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.]

[For Vector Delaware: A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as required by law or provided in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a)    except as otherwise expressly provided herein or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders;

(b)    the holders of the Class A Common Stock and Class B Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, with each outstanding share of (i) Class A Common Stock entitling the holder thereof to one (1) vote on each matter properly submitted to the stockholders of the Corporation for their vote and (ii) Class B Common Stock entitling the holder thereof to ten (10) votes on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Class A Common Stock or Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(c)    except as otherwise expressly provided herein or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters;

(d)    dividends may be declared and paid or set apart for payment upon the Class A Common Stock and Class B Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors or any authorized committee thereof; and

(e)    upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Class A Common Stock and Class B Common Stock.]

B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

ARTICLE V

STOCKHOLDER ACTION

1.    Action without Meeting. Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation [For New Rocket Lab: must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof][For Vector Delaware / Rocket Lab: may be effected at a duly called annual or special meeting of stockholders or by a written consent of stockholders in lieu thereof].

2.    Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

DIRECTORS

1.    General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2.    Election of Directors. Election of Directors need not be by written ballot unless the Bylaws of the Corporation (the “Bylaws”) shall so provide.

3.    Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes, hereby designated Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2022, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2023, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2024. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

4.    Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5.    Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) or more of the voting power of the outstanding shares of capital stock then entitled to vote at an election of Directors, voting together as a single class. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VII

LIMITATION OF LIABILITY

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

ARTICLE VIII

AMENDMENT OF BYLAWS

1.    Amendment by Directors. Except as otherwise provided by law, the Bylaws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2.    Amendment by Stockholders. The Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, and in addition to any other vote of holders of capital stock that is required by this Certificate or the Bylaws, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of not less than sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of not less than sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII, Article IX or Article X of this Certificate.

ARTICLE X

1.    Severability. If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate

(including, without limitation, each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate (including, without limitation, each such portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

2.    Forum.

(a)    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer or other employee or stockholder of the Corporation arising pursuant to any provision of the DGCL or this Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation or any current or former director, officer or other employee or stockholder of the Corporation governed by the internal affairs doctrine.

(b)    Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for any action asserting a claim arising under the Securities Act of 1933, as amended.

(c)    Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 2.

[For Vector Delaware: ARTICLE XI

1.    DGCL Section 203. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

2.    Incorporator. [●] is the sole incorporator of the Corporation. The incorporator’s mailing address is [●]. The powers of the incorporator shall terminate upon the filing of this Certificate of Incorporation.

3.    Initial Directors. The following persons shall serve as the initial directors of the Corporation until the first annual meeting of stockholders or until their successors are elected and qualified:

Alex Slusky	[Mailing Address]
David Kennedy	[Mailing Address]
John Herr	[Mailing Address]]

[End of Text]

[For Rocket Lab: THIS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this              day of                    , 2021.

ROCKET LAB USA, INC.

By:
Name:
Title:]

[For Vector Delaware: THIS CERTIFICATE OF INCORPORATION is executed as of this              day of                     , 2021.

By:
Name:
Sole Incorporator]

Annex D

AMENDED AND RESTATED1

BYLAWS

OF

VECTOR ACQUISITION CORPORATION

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1.    Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States which is fixed by the Board of Directors, which time, date and place may subsequently be changed at any time by vote of the Board of Directors. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2.    Notice of Stockholder Business and Nominations.

(a)    Annual Meetings of Stockholders.

(1)    Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at such Annual Meeting, who is present (in person or by proxy) at such Annual Meeting and who complies with the notice procedures set forth in this Bylaw as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2) and (3) of this Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2)    For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Bylaw. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to

[1]	The name of the Corporation will be changed to “Rocket Lab USA, Inc.” upon the completion of the Second Merger.

the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such Annual Meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for purposes of determining the deadlines set forth herein with respect to the 2022 Annual Meeting, the preceding year’s Annual Meeting shall be deemed to have occurred on the date of the annual general meeting in 2021 of Vector Acquisition Corporation, a Cayman Islands exempted company, which became the Corporation upon the change in its jurisdiction to the State of Delaware. Such stockholder’s Timely Notice shall set forth:

(A)    as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of the Corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (iv) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (v) a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (vi) a written statement executed by the nominee acknowledging that as a director of the Corporation, the nominee will owe fiduciary duties under Delaware law with respect to the Corporation and its stockholders, and (vii) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) for the full term for which such person is standing for election;

(B)    as to any other business that the stockholder proposes to bring before such Annual Meeting, a brief description of the business desired to be brought before such Annual Meeting, the reasons for conducting such business at such Annual Meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);

(C)    (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any), (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset-based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”), (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation and (iv) any other information relating to such Proposing Person that would be required to be disclosed pursuant to Item 4 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable);

(D)    (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E)    a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (such statement, the “Solicitation Statement”).

For purposes of this Article I of these Bylaws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before an Annual Meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before an Annual Meeting is made. For purposes of this Section 2 of Article I of these Bylaws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3)    A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such Timely Notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such Timely Notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(4)    Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b)    General.

(1)    Only such persons who are nominated in accordance with the provisions of this Bylaw shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Bylaw or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Bylaw. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this Bylaw, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this Bylaw. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2)    Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3)    Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the Annual Meeting and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the Annual Meeting.

(4)    For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5)    Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights of (i) stockholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule), as applicable, under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of Undesignated Preferred Stock (as defined in the Certificate (as defined below)) to elect directors under specified circumstances.

SECTION 3.    Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.

SECTION 4.    Notice of Meetings; Adjournments.

(a)    A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (“DGCL”).

(b)    Unless otherwise required by the DGCL, notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c)    Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

(d)    The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I of these Bylaws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I of these Bylaws.

(e)    When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.

SECTION 5.    Quorum. A majority of the outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6.    Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

SECTION 7.    Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8.    Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation’s transfer agent or other person authorized by these Bylaws or by law) shall prepare and make, at least ten (10) days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting as provided in the manner, and subject to the terms, set forth in Section 219 of the DGCL (or any successor provision). The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

SECTION 9.    Presiding Officer. The Board of Directors shall designate a representative to preside over all Annual Meetings or special meetings of stockholders, provided that if the Board of Directors does not so designate such a presiding officer, then the Chairman of the Board, if one is elected, shall preside over such meetings. If the Board of Directors does not so designate such a presiding officer and there is no Chairman of the Board or the Chairman of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected, shall preside over such meetings, provided further that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then the President shall preside over such meetings. The presiding officer at any Annual Meeting or special meeting of stockholders shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 4 and 5 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

SECTION 10.    Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

ARTICLE II

Directors

SECTION 1.    Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2.    Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

SECTION 3.    Qualification. No director need be a stockholder of the Corporation.

SECTION 4.    Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5.    Removal. Directors may be removed from office only in the manner provided in the Certificate.

SECTION 6.    Resignation. A director may resign at any time by electronic transmission or by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7.    Regular Meetings. The regular annual meeting of the Board of Directors shall be held, without notice other than this Section 7, on the same date and at the same place as the Annual Meeting following the close of such meeting of stockholders. Other regular meetings of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

SECTION 8.    Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

SECTION 9.    Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting. Such notice shall be deemed to be delivered when hand-delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10.    Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11.    Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these Bylaws.

SECTION 12.    Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13.    Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.

SECTION 14.    Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairman of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairman of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15.    Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating and Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

SECTION 16.    Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the Corporation.

ARTICLE III

Officers

SECTION 1.    Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

SECTION 2.    Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3.    Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

SECTION 4.    Tenure. Except as otherwise provided by the Certificate or by these Bylaws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5.    Resignation. Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 6.    Removal. Except as otherwise provided by law or by resolution of the Board of Directors, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

SECTION 7.    Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 8.    Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 9.    President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10.    Chairman of the Board. The Chairman of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11.    Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 12.    Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13.    Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 14.    Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 15.    Other Powers and Duties. Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

Capital Stock

SECTION 1.    Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by any two authorized officers of the Corporation. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

SECTION 2.    Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3.    Record Holders. Except as may otherwise be required by law, by the Certificate or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 4.    Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5.    Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1.    Definitions. For purposes of this Article:

(a)    “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b)    “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c)     “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d)    “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e)    “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f)    “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g)    “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h)    “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i)    “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2.    Indemnification of Directors and Officers.

(a)    Subject to the operation of Section 4 of this Article V of these Bylaws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1)    Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2)    Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3)    Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4)    Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify and hold harmless any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

SECTION 3.    Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V of these Bylaws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this

Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

SECTION 4.    Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

SECTION 5.    Advancement of Expenses to Directors Prior to Final Disposition.

(a)    The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these Bylaws.

(b)    If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c)    In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6.    Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a)    The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any

Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b)    In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7.    Contractual Nature of Rights.

(a)    The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a Director or Officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b)    If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c)    In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8.    Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9.    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s

Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10.    Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

ARTICLE VI

Miscellaneous Provisions

SECTION 1.    Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2.    Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3.    Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or the executive committee of the Board may authorize.

SECTION 4.    Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of the Corporation (including with regard to voting and actions by written consent), or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5.    Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6.    Corporate Records. The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7.    Certificate. All references in these Bylaws to the Certificate shall be deemed to refer to the Amended and Restated Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 8.    Amendment of Bylaws.

(a)    Amendment by Directors. Except as provided otherwise by law, these Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b)    Amendment by Stockholders. These Bylaws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose in accordance with these Bylaws, by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these Bylaws, or other applicable law.

SECTION 9.    Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 10.    Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Annex E

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FORM OF SUBSCRIPTION AGREEMENT

Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94105

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and among Vector Acquisition Corporation, a Cayman Islands exempted company (“VACQ”), and the undersigned Investor (the “Investor”), in connection with the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among VACQ, Rocket Lab USA, Inc., a Delaware corporation (the “Company”), and Prestige USA Merger Sub, Inc. a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, (a) Merger Sub will merge with and into VACQ, with VACQ as the surviving corporation of such merger, and (b) the Company will merge with and into VACQ, with VACQ as the surviving corporation of such merger (the “Surviving Corporation”) (such mergers, the “Transaction”). Prior to the closing of the Transaction (and as more fully described in the Merger Agreement), VACQ will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”). In connection with the Transaction, VACQ is seeking commitments from interested investors to purchase, following the Domestication and prior to the closing of the Transaction, shares of VACQ’s common stock, par value $0.0001 per share (the “Common Stock” and such shares to be purchased, the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Price Per Share”). The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.” Substantially concurrently with the execution of this Subscription Agreement, VACQ is entering into separate subscription agreements with certain investors (the “Other Investors,” and such other subscription agreements, the “Other Subscription Agreements”) acquiring Shares at the same Price Per Share.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and VACQ acknowledges and agrees as follows:

1. Subscription. The Investor hereby subscribes for and agrees to purchase from VACQ, and VACQ agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be issued pursuant hereto shall be shares of Common Stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the date of and substantially concurrently with and conditioned upon the closing of the Transaction and satisfaction of the other conditions set forth in Section 3 hereof (such date, the “Closing Date”). At least five (5) business days prior to the anticipated Closing Date, VACQ shall deliver a written notice (the “Closing Notice”) to the Investor, specifying (a) the anticipated Closing Date and (b) wire instructions for the account(s) into which the Investor shall fund the Subscription Amount. [On the Closing Date, the Investor shall deliver (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by VACQ in the Closing Notice (which account shall not be an escrow account) and (ii) any other information that is reasonably requested in the Closing Notice in order for VACQ to issue the subscribed Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, VACQ shall deliver to the Investor the

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number of Shares set forth on the signature page to this Subscription Agreement in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those set forth in this Subscription Agreement, arising under any written agreement to which the Investor is a party or arising under applicable securities laws), in the name of the Investor (or its nominee in accordance with its delivery instructions) by causing such Shares to be registered on VACQ’s share register, and the Subscription Amount shall be released from escrow automatically and without further action by the VACQ or the Investor.]1 [No later than two (2) business days prior to the Closing Date, the Investor shall provide VACQ information that is reasonably requested in the Closing Notice in order for VACQ to issue the Shares, including, without limitation, the name of the person in whose name such Shares are to be issued (or a nominee as indicated by the Investor) and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, (x) promptly following receipt of evidence of issuance of the Shares as set forth in clause (y). the Investor shall deliver the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by VACQ in the Closing Notice (which shall not be escrow accounts) and (y) VACQ shall deliver to the Investor the Shares in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those set forth in this Subscription Agreement, arising under any written agreement to which the Investor is a party or arising under applicable securities laws), in the name of the Investor (or its nominee in accordance with its delivery instructions) by causing such Shares to be registered on VACQ’s share register and will provide the Investor evidence of such issuance from VACQ’s transfer agent.]2 In the event the closing of the Transaction does not occur within one (1) business day of the Closing Date specified in the Closing Notice, unless otherwise instructed by the Investor, VACQ shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor without any deduction for or on account of any tax, withholding, charges, or set-off, and any book entries shall be deemed cancelled. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and San Francisco, California are open for the general transaction of business.

3. Closing Conditions.

a. The obligations of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(iii) all conditions precedent to the closing of the Transaction under the Merger Agreement shall have been satisfied or waived (as determined by the parties to the Merger Agreement and other than those conditions under the Merger Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement, but subject to the satisfaction or waiver of such conditions at the closing of the Transaction) and the closing of the Transaction shall occur, in accordance with the terms of the Merger Agreement, on the Closing Date, substantially concurrently with the Closing.

b. The obligation of VACQ to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of the

[1]	For non-mutual fund investors.
[2]	For mutual fund investors.

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Investor contained in this Subscription Agreement be true and correct in all material respects when made, and be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of an earlier date in which case they shall be true and correct in all material respects as of such date), and the Investor hereby acknowledges that the consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date; and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c. The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of VACQ contained in this Subscription Agreement shall (x) be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or VACQ Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) when made, and (y) be true and correct in all material respects on and as of the Closing Date (other than (1) representations and warranties that are qualified as to materiality or VACQ Material Adverse Effect, which representations and warranties shall be true and correct in all respects on and as of the Closing Date, and (2) those representations expressly speak as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality or VACQ Material Adverse Effect, in all respects) as of such earlier date), and VACQ hereby acknowledges that the consummation of the Closing shall constitute a reaffirmation by VACQ of each of the representations and warranties of VACQ contained in this Subscription Agreement as of the Closing Date; (ii) all obligations, covenants and agreements of VACQ required to be performed by it at or prior to the Closing Date shall have been performed in all material respects; and (iii) no amendment, waiver or modification of the Merger Agreement (as the same exists on the date hereof as provided to the Investor) shall have occurred that materially and adversely affects the Investor’s economic benefits under this Subscription Agreement.

4. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. VACQ Representations and Warranties. VACQ represents and warrants to the Investor that:

a. VACQ is as of the date of this Agreement duly incorporated, validly existing and in good standing in the Cayman Islands (to the extent such concept exists in such jurisdiction) and will be duly incorporated, validly existing and in good standing under the laws of the State of Delaware as of the Closing Date. VACQ has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor in exchange for the Subscription Amount in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive or similar rights created under VACQ’s organizational documents (as amended as of the Closing Date) or under the General Corporation Law of the State of Delaware.

c. This Subscription Agreement and the Merger Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by VACQ and, assuming that the Transaction Documents constitute the valid and binding agreement of the other parties thereto, the Transaction Documents are valid and binding obligations of VACQ, enforceable against VACQ in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

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d. The execution and delivery of, and the performance of the transactions contemplated by this Subscription Agreement and the other Transaction Documents, including the issuance and sale of the Shares and the compliance by VACQ with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of VACQ or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which VACQ or any of its subsidiaries is a party or by which VACQ or any of its subsidiaries is bound or to which any of the property or assets of VACQ is subject that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of VACQ and its subsidiaries, individually or taken as a whole or prevents, materially impairs the validity of the Shares or the legal authority of VACQ to comply in all material respects with the terms of this Subscription Agreement (a “VACQ Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of VACQ or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over VACQ or any of its subsidiaries or any of their respective properties that would reasonably be expected to have, individually or in the aggregate, a VACQ Material Adverse Effect.

e. As of their respective dates, all reports (the “SEC Reports”) required to be filed by VACQ with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of VACQ included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of VACQ as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. VACQ has timely filed with the SEC each SEC Report that VACQ was required to file with the SEC. There are no outstanding or unresolved comments in comment letters received by VACQ from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

f. Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a VACQ Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of VACQ, threatened against VACQ or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against VACQ.

g. As of the date of this Subscription Agreement, the authorized capital stock of VACQ consists of (i) 1,000,000 preference shares of VACQ, par value $0.0001 per share (the “Preference Shares”), of which no Preference Shares are issued and outstanding; (ii) 450,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of which 32,000,000 Class A Ordinary Shares are issued and outstanding; (iii) 50,000,000 Class B ordinary shares of VACQ, par value $0.0001 per share (the “Class B Ordinary Shares”), of which 8,000,000 Class B Ordinary Shares are issued and outstanding; (iv) 5,600,000 warrants to purchase one Class A Ordinary Share (the “Cayman Private Placement Warrants”), all of which are outstanding; and (v) 10,666,667 warrants to purchase one Class A Ordinary Share (the “Cayman Public Warrants,” collectively with the Private Placement Warrants, the “ Cayman Warrants”), all of which are outstanding. All outstanding Class A Ordinary Shares and Class B Ordinary Shares have been duly authorized, validly issued, fully paid and are not subject to preemptive or similar rights. All Class A Ordinary Shares issuable upon exercise of the Cayman

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Warrants have been duly authorized and reserved for issuance and, upon issuance in accordance with the terms of the Cayman Warrants, will be validly issued, fully paid and not subject to preemptive or similar rights. Immediately following the Domestication and prior to the consummation of the Transaction, the capital stock of VACQ will consist of (i) no issued or outstanding preferred stock; (ii) Common Stock of VACQ, of which 40,000,000 shares of Common Stock will be issued and outstanding; (iii) 5,600,000 warrants to purchase one share of Common Stock (the “US Private Placement Warrants”), all of which will be outstanding; and (iv) 10,666,667 warrants to purchase one share of Common Stock (the “US Public Warrants,” collectively with the US Private Placement Warrants, the “US Warrants,” and collectively with the Cayman Warrants, the “Warrants”), all of which will be outstanding. Except as set forth above and pursuant to the Domestication, the Other Subscription Agreements, the Merger Agreement and the other agreements and arrangements referred to in the Merger Agreement, as of the date hereof, there are no outstanding, and between the date hereof and the Closing, VACQ will not issue, sell or cause to be outstanding any (A) shares, equity interests or voting securities of VACQ, (B) securities of VACQ convertible into or exchangeable for shares or other equity interests or voting securities of VACQ, (C) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of VACQ to subscribe for, purchase or acquire from any individual, entity or other person, and no obligation of VACQ to issue, any shares or other equity interests or voting securities of VACQ, or any securities convertible into or exchangeable or exercisable for such shares or other equity interests or voting securities, (D) equity equivalents or other similar rights of or with respect to VACQ, or (E) obligations of VACQ to repurchase, redeem or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights (other than as provided in VACQ’s organizational documents). As of the date hereof, VACQ has no subsidiaries other than Merger Sub and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which VACQ is a party or by which it is bound relating to the voting of any securities of VACQ, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Merger Agreement.

h. As of the date hereof, the issued and outstanding Class A Ordinary Shares are, and as of the Closing Date, the issued and outstanding Common Stock will be, registered pursuant to Section 12(b) of the Exchange Act, and the Class A Ordinary Shares are, and the Common Stock will be, listed for trading on The Nasdaq Stock Market (“Nasdaq”). There is no suit, action, proceeding or investigation pending or, to the knowledge of VACQ, threatened against VACQ by Nasdaq or the SEC with respect to any intention by such entity to deregister such shares or prohibit or terminate the listing of the Class A Ordinary Shares or Common Stock on Nasdaq. VACQ has taken no action that is designed to terminate the registration of such shares under the Exchange Act.

i. VACQ is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

j. The Other Subscription Agreements reflect the same Price Per Share and other terms with respect to the purchase of the Shares that are not more favorable to the Other Investors thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds.

6. Investor Representations and Warranties. The Investor represents and warrants to VACQ that:

a. The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for the Investor’s own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and

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agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares. The representations and warranties set forth on Schedule B are true and correct as of the date of this Subscription Agreement and will be true and correct as of the Closing Date. Furthermore, the Investor agrees that its signature to this Subscription Agreement shall constitute a signature on Schedule B hereto regardless of whether the Investor returns a signed copy of Schedule B.

b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged (other than in connection with ordinary course prime brokerage relationships) or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to VACQ or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to the so-called Section 4(a)(1 1⁄2)) exemption, and, in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the applicable records of VACQ and its transfer agent wherein the book entries recording ownership of the Shares (and, if applicable, any certificates representing the Shares) shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Investor has been advised to consult with its legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c. The Investor acknowledges and agrees that the Investor is purchasing the Shares from VACQ and that VACQ will become a Delaware corporation on or before the Closing Date. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of VACQ, the Company, any of their respective affiliates or any control persons, direct or indirect equityholders, officers, managers, directors, employees, consultants, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of VACQ expressly set forth in this Subscription Agreement.

d. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to VACQ, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has had the opportunity to review VACQ’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Investor further acknowledges that the information provided to the Investor may change and VACQ is under no obligation to inform the Investor regarding any such changes.

e. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and VACQ, the Company or a representative of VACQ or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and VACQ, the Company or a representative of

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VACQ or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, VACQ, the Company, the Placement Agents, any of their respective affiliates or any control persons, direct or indirect equityholders, officers, managers, directors, employees, consultants, partners, agents or representatives of any of the foregoing), other than the representations and warranties of VACQ contained in of this Subscription Agreement, in making its investment or decision to invest in VACQ.

f. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in VACQ’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

g. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in VACQ. The Investor acknowledges specifically that a possibility of total loss exists. The Investor is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

h. In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of either Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning VACQ, the Company, the Transaction, the Merger Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

i. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

j. The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

k. The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same and, assuming that this Subscription Agreement constitutes the valid and binding agreement of VACQ, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms

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except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

l. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents and warrants that, to the extent required by applicable law, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Investor further represents and warrants that, to the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

m. The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”).

n. If Investor is, or is acting (directly or indirectly) on behalf of, an employee benefit plan that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any Similar Law, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, then the Investor represents and warrants that (i) it has notified VACQ in writing of its status as a Plan and will provide such additional information as may be requested by the Company in connection therewith, (ii) none of VACQ, the Company nor any of their respective employees, representatives or affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary with respect to its decision to acquire and hold the Shares, and (iii) none of the Transaction Parties has provided any advice or recommendation, including, without limitation, in a fiduciary capacity, with respect to its decision to acquire and hold the Shares.

o. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in VACQ as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over VACQ from and after the Closing as a result of the purchase and sale of Shares hereunder.

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p. The Investor acknowledges that no disclosure or offering document has been prepared by Morgan Stanley & Co. LLC, Deutsche Bank Securities, Inc. or any of their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares.

q. The Investor acknowledges that neither Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to VACQ, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by VACQ.

r. In connection with the issue and purchase of the Shares, neither Placement Agent has acted as the Investor’s financial advisor or fiduciary.

s. The Investor has or has commitments to have and, when required to deliver payment to VACQ pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

t. [As of the date hereof and as of the Closing Date, the Investor represents that no disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a “Disqualification Event”) is applicable to the Investor or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Investor hereby agrees that it shall notify VACQ promptly in writing in the event a Disqualification Event becomes applicable to the Investor or any of its Rule 506(d) Related Parties at or prior to the Closing, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this paragraph (t), “Rule 506(d) Related Party” shall mean a person or entity that is a beneficial owner of the Investor’s securities for purposes of Rule 506(d) of the Securities Act.]3

u. The Investor agrees that, from the date of this Subscription Agreement, none of the Investor nor any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any Short Sales with respect to securities of VACQ prior to the Closing. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), or sales or other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of Investor’s participation in this transaction (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales.

v. The Investor is aware, and acknowledges, that Deutsche Bank Securities Inc. will receive deferred underwriting commissions as disclosed in the Prospectus (as defined herein) upon the closing of the Transaction.

7. Registration Rights.

a. VACQ agrees that, within 30 calendar days after the consummation of the Transaction (the “Filing Date”), VACQ will file with the SEC (at VACQ’s sole cost and expense) a registration statement (the “Registration Statement”), registering the resale of the Shares, which Registration Statement may register the issuance or resale of other shares of the Common Stock, including, without limitation, shares of the Common

[3]	Delete and reserve if investments from Investor’s ERISA entities constitute less than 25% of Investor’s total investment.

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Stock issuable upon exercise of the Warrants, and VACQ shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies VACQ that it will “review” the Registration Statement) following the Filing Date and (ii) the 10th business day after the date VACQ is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (or, in either case of (i) or (ii) above, if such date falls on a Saturday, Sunday or other day that the SEC is closed for business, the next business day on which the SEC is open for business) (such earlier date, the “Effectiveness Date”); provided, however, that VACQ’s obligations to include the Shares in the Registration Statement are contingent upon the Investor furnishing in writing to VACQ such information regarding the Investor, the securities of VACQ held by the Investor and the intended method of disposition of the Shares as shall be reasonably requested by VACQ to effect the registration of the Shares, and the Investor shall execute such documents in connection with such registration as VACQ may reasonably request that are customary of a selling stockholder in similar situations, including providing that VACQ shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder. Notwithstanding the foregoing, if the SEC prevents VACQ from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. Upon notification by the SEC that the Registration Statement has been declared effective by the SEC, within two (2) business days thereafter, VACQ shall file the final prospectus under Rule 424 of the Securities Act. VACQ will provide a draft of the Registration Statement to the Investor for review at least two (2) business days in advance of filing the Registration Statement. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. For purposes of clarification, any failure by VACQ to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve VACQ of its obligations to file or effect the Registration Statement as set forth above in this Section 7.

b. In the case of the registration effected by VACQ pursuant to this Subscription Agreement, VACQ shall, upon reasonable request, inform the Investor as to the status of such registration. At its expense VACQ shall:

(i) except for such times as VACQ is permitted hereunder to suspend the use of the prospectus forming part of the Registration Statement, use its commercially reasonable efforts to keep such registration continuously effective with respect to the Investor, and to keep the Registration Statement (or any subsequent shelf registration statement registers the resale of the Shares by the Investor, which shall constitute the Registration Statement following its effectiveness) free of any material misstatements or omissions, until the earlier of the following: (i) the Investor ceases to hold any of the Shares or (ii) the date all of the Shares held by the Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for VACQ to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (iii) two years from the Effectiveness Date.

(ii) advise the Investor within two (2) business days:

(1) when the Registration Statement or any amendment thereto has been filed with the SEC and when the Registration Statement or any post-effective amendment thereto has become effective;

(2) of any request by the SEC for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information with respect to the Investor;

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(3) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for such purpose;

(4) of the receipt by VACQ of any notification with respect to the suspension of the qualification of the Shares included in the Registration Statement for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in the Registration Statement or prospectus included therein so that, as of such date, the Registration Statement does not contain an untrue statement of a material fact or does not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any prospectus included therein does not include an untrue statement of a material fact or does not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Notwithstanding anything to the contrary set forth herein, VACQ shall not, when so advising the Investor of such events, provide the Investor with any material, nonpublic information regarding VACQ other than to the extent that providing notice to the Investor of the occurrence of the events listed in (1) through (5) above constitutes material, nonpublic information regarding VACQ;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated above, except for a Suspension (as defined below), VACQ shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to the Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all of the Shares to be listed on each securities exchange or market, if any, on which the Common Stock issued by VACQ have been listed;

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby and to enable the Investor to sell the Shares under Rule 144; and

(vii) subject to receipt from the Investor by VACQ and its transfer agent of customary representations and other documentation reasonably acceptable to VACQ and the transfer agent in connection therewith, including, if required by the transfer agent, an opinion of VACQ’s counsel, in a form reasonably acceptable to the transfer agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Investor may request that VACQ remove any legend from the book entry position evidencing the Shares following the earliest of such time as the Shares (A) are subject to or have been or are about to be sold or transferred pursuant to an effective registration statement or (B) have been or are about to be sold pursuant to Rule 144. If restrictive legends are no longer required for the Shares pursuant to the foregoing, VACQ shall, in accordance with the provisions of this section and reasonably promptly following any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the transfer agent irrevocable instructions that the transfer agent shall make a new, unlegended entry for the Shares. VACQ shall be responsible for the fees of its transfer agent associated with such issuance.

c. Notwithstanding anything to the contrary in this Subscription Agreement, VACQ shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the Investor

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not to sell under the Registration Statement or to suspend the effectiveness thereof (such event being referred to as a “Suspension”), if (x) the use of the Registration Statement registration statement would require the inclusion of financial statements that are unavailable for reasons beyond VACQ’s control or (y) the negotiation or consummation of a transaction by VACQ or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event VACQ reasonably believes would require additional disclosure by VACQ in the Registration Statement of information that VACQ has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of VACQ, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that VACQ shall not be entitled to cause a Suspension on more than two occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from VACQ of the happening of a Suspension during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any related prospectus includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Investor agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement until the Investor receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by VACQ that it may resume such offers and sales and (ii) it will maintain the confidentiality of any information included in such written notice delivered by VACQ unless otherwise required by law or subpoena. If so directed by VACQ, the Investor will deliver to VACQ or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (A) to the extent the Investor is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

d. The Investor may deliver written notice (an “Opt-Out Notice”) to VACQ requesting that the Investor not receive notices from VACQ otherwise required by this Section 7; provided, however, that the Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Investor (unless subsequently revoked), (i) VACQ shall not deliver any such notices to the Investor and the Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Investor’s intended use of the Registration Statement, the Investor will notify VACQ in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension or Suspension Event that still applies was previously delivered (or would have been delivered but for the provisions of this Section 7(d)), VACQ will so notify the Investor, within one (1) business day of the Investor’s notification to VACQ, by delivering to the Investor a copy of such previous notice of the Suspension or Suspension Event, and thereafter will provide the Investor with the related notice of the conclusion the Suspension or that such Suspension Event no longer applies immediately upon its availability.

e. VACQ shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless the Investor (to the extent a seller under the Registration Statement), its directors, officers, agents and employees and each person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement or in any amendment or supplement thereto, required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue

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or alleged untrue statement of a material fact included in any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding the Investor furnished in writing to VACQ by the Investor expressly for use therein or the Investor has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of VACQ, which shall not be unreasonably withheld, conditioned or delayed, nor shall VACQ be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by the Investor, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by VACQ in a timely manner or (C) in connection with any offers or sales effected by or on behalf of the Investor in violation of Section 7(c) hereof. VACQ shall notify the Investor reasonably promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which VACQ receives notice in writing. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Investor.

f. The Investor shall, severally and not jointly, indemnify and hold harmless VACQ, its directors, officers, agents and employees, and each person who controls VACQ (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, (i) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or in any amendment or supplement thereto or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) arising out of or based upon any untrue or alleged untrue statement of a material fact included in any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus or arising out of or relating to any omission or alleged omission of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, with respect to (i) and/or (ii), to the extent, but only to the extent, that such untrue or alleged untrue statements or omissions or alleged omissions are based upon information regarding the Investor furnished in writing to VACQ by the Investor expressly for use therein; provided, however, that the indemnification contained in this Section 7(f) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Investor. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares giving rise to such indemnification obligation. The Investor shall notify VACQ promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7(f) of which the Investor is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by the Investor.

g. If the indemnification provided under this Section 7 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or

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indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(g) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) 30 days after the Outside Date (as defined in the Merger Agreement), if the Closing has not occurred by such date, or (d) by written notice of the Investor to VACQ in the event the Merger Agreement is amended, supplemented or otherwise modified after the date hereof in a manner that materially adversely affects the Investor (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. VACQ shall notify the Investor in writing of the termination of the Merger Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to VACQ in connection herewith shall promptly (and in any event within one business day) following a Termination Event be returned to the Investor.

9. Trust Account Waiver. The Investor acknowledges that VACQ is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving VACQ and one or more businesses or assets. The Investor further acknowledges that, as described in VACQ’s prospectus relating to its initial public offering dated September 24, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of VACQ’s assets consist of the cash proceeds of VACQ’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of VACQ, its public shareholders and the underwriters of VACQ’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to VACQ to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of VACQ entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of liability (the “Released Claims”); provided, that the Released Claims shall not include any claims that the Investor may have solely in the Investor’s capacity as a record or beneficial holder of any Class A Ordinary Shares.

10. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of

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each of the other parties hereto; provided that this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to one or more of its affiliates (including any investment fund or account managed or advised by the same investment manager as the Investor or by an affiliate of such investment manager) without the prior consent of VACQ; provided further that (x) prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof and (y) no such assignment shall relieve the Investor of its obligations hereunder if any such assignee fails to fully perform such obligations.

b. VACQ may request from the Investor such additional information as VACQ may reasonably deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall provide such information as may reasonably be requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that VACQ expressly agrees to keep any such information provided by the Investor confidential except (i) as required by the applicable securities laws or pursuant to proceedings of regulatory authorities or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or other regulatory agency or under the regulations of any national securities exchange on which VACQ’s securities are listed for trading. The Investor acknowledges that VACQ may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of VACQ.

c. The Investor acknowledges that VACQ, the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein with respect to it are no longer accurate.

d. VACQ, the Company and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of VACQ set forth in this Subscription Agreement.

e. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

f. This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by VACQ of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral,

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among the parties, with respect to the subject matter hereof. Except as set forth in Section 7, Section 10(c), Section 10(d), Section 10(f), this Section 10(g) and Section 11 with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

h. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf or by www.docusign.com or similar service) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The right to specific enforcement shall include the right of each party hereto to cause the other party hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement.

l. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

m. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(m) is pending before a court,

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all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (i) such party is not personally subject to the jurisdiction of the above named courts for any reason, (ii) such action, suit or proceeding may not be brought or is not maintainable in such court, (iii) such party’s property is exempt or immune from execution, (iv) such action, suit or proceeding is brought in an inconvenient forum, or (v) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(m) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

n. The Investor hereby consents to the publication and disclosure in any Form 8-K filed by VACQ with the SEC in connection with the execution and delivery of the Merger Agreement or the transactions contemplated thereby and the Registration Statement (as defined in the Merger Agreement) (and, to the extent otherwise required by the federal securities laws, exchange rules, the SEC or any other securities authorities or any rules and regulations promulgated thereby, any other documents or communications provided by VACQ or the Company to any governmental entity or to any securityholders of VACQ or the Company) of the Investor’s identity and beneficial ownership of the subscribed Shares and the nature of the Investor’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed reasonably necessary by VACQ or the Company, a form of this Subscription Agreement, all solely to the extent required by applicable law or any regulation or stock exchange listing requirement, in which case, VACQ shall provide the Investor with prior written notice (including by e-mail) of such permitted disclosure. The Investor will promptly provide any information reasonably requested by VACQ or the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).

o. VACQ shall, by 9:30 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and of the other subscription agreements related to the private placement of the Shares entered into prior to the release or filing of such Disclosure Document), the Transaction and any other material, non-public information that VACQ or the Company has provided to the Investor at any time prior to the filing of the Disclosure Document. As of immediately following the filing of the Disclosure Document with the SEC, to the knowledge of VACQ, the Investor shall not be in possession of any material, non-public information received from VACQ, the Company, any of their respective subsidiaries or any of their respective officers, directors, employees, affiliates or agents or the Placement Agents that is not disclosed in the Disclosure Document or in prior filings with the SEC. In addition, effective upon the filing of the Disclosure Document, VACQ acknowledges and agrees that any and all

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confidentiality or similar obligations under any agreement, whether written or oral, between VACQ, on the one hand, and the Investor or any of its affiliates, on the other hand, relating to the transactions contemplated by this Subscription Agreement shall terminate and be of no further force or effect.

p. If any change in the number, type or classes of authorized shares of VACQ (including the Shares) shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

11. Non-Reliance. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of VACQ expressly contained in this Subscription Agreement, in making its investment or decision to invest in VACQ.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:
By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: , 2021
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by VACQ in the Closing Notice. To the extent the offering is oversubscribed, the number of Shares received may be less than the number of Shares subscribed for.

Signature Page to Subscription Agreement

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IN WITNESS WHEREOF, Vector Acquisition Corporation has accepted this Subscription Agreement as of the date set forth below.

VECTOR ACQUISITION CORPORATION

By:
Name: Title:

Date:                     , 2021

Signature Page to Subscription Agreement

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

**OR**

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who VACQ reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company, as described in Rule 501(a)(1) or (2);

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); or

☐ Any entity in which all of the equity owners are accredited investors.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

SCHEDULE B

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Deutsche Bank Securities, Inc.

60 Wall Street

New York, New York 10005

Re: Purchase of Common Stock, par value $0.0001 per share (the “Securities”), issued by Vector Acquisition Corporation (the “Company”)

Ladies and Gentlemen:

In connection with the offer and sale of the Securities to be issued by the Company, we represent, warrant, agree and acknowledge as follows:

1. No disclosure or offering document has been prepared in connection with the offer and sale of the Securities by Morgan Stanley & Co. LLC or Deutsche Bank Securities, Inc. (collectively, the “Placement Agents”) or any of their affiliates.

2. (a) We have conducted our own investigation of the Company, the proposed transaction (the “Transaction”) between the Company and Rocket Lab USA, Inc. (“Rocket Lab”), the business of Rocket Lab and its subsidiaries and the Securities and we have not relied on any statements or other information provided by the Placement Agents concerning the Company, the Transaction, the business of Rocket Lab and its subsidiaries or the Securities or the offer and sale of the Securities, (b) we have had access to, and an adequate opportunity to review, financial and other information as we deem necessary to make our decision to purchase the Securities, (c) we have been offered the opportunity to ask questions of the Company and received answers thereto, as we deemed necessary in connection with our decision to purchase the Securities; and (d) we have made our own assessment and have satisfied ourselves concerning the relevant tax and other economic considerations relevant to our investment in the Securities.

3. The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company, the Transaction, the business of Rocket Lab and its subsidiaries or the Securities or the accuracy, completeness or adequacy of any information supplied to us by the Company.

4. In connection with the issue and purchase of the Securities, neither of the Placement Agents has acted as our financial advisor or fiduciary.

5. We are (x) a qualified institutional buyer (as defined in Rule 144A of the Securities Act of 1933 as amended (the “Securities Act”)), or (y) an accredited investor described in Rule 501(a)(1), (2), (3), (7) or (8) of the Securities Act. Accordingly, we understand that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

6. We (i) are an institutional account as defined in FINRA Rule 4512(c), (ii) are a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) have exercised independent judgment in evaluating our participation in the purchase of the Securities. Accordingly, we understand that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

7. We are aware that the sale to us is being made in reliance on a private placement exemption from registration under the Securities Act and are acquiring the Securities for our own account or for an account over which we exercise sole discretion for another qualified institutional buyer or accredited investor.

8. We are able to fend for ourselves in the transactions contemplated herein; have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our prospective investment in the Securities; and have the ability to bear the economic risks of our prospective investment and can afford the complete loss of such investment.

9. The Securities have not been registered under the Securities Act or any other applicable securities laws, are being offered for resale in transactions not requiring registration under the Securities Act, and unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto.

Very truly yours,

[NAME OF INVESTOR]

By:
Name: Title:

Date:

ATTORNEY WORK PRODUCT

PRIVILEGED & CONFIDENTIAL

Final Form

Annex F

SECOND AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2021, is made and entered into by and among Vector Acquisition Corporation, a Delaware corporation (the “Company”), Vector Acquisition Partners, L.P., a Cayman Islands exempted limited partnership (the “Sponsor”), [            ], (together with [            ] the “Vector Holders”), and certain former stockholders of Rocket Lab USA, Inc., a Delaware corporation (“Target”), set forth on Schedule 1 hereto (such stockholders, the “Target Holders” and, collectively with the Sponsor and the Vector Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 or Section 6.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company, the Sponsor and the Vector Holders are party to that certain Amended and Restated Registration Rights Agreement, dated as of May 18, 2020 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of March 1, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Prestige USA Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Target (“Merger Sub”), and Target, pursuant to which Merger Sub merged with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation (the Company in its capacity as the surviving corporation of the First Merger, the “First Surviving Corporation”) and becoming a direct, wholly owned subsidiary of the Target and, as part of the same overall transaction, promptly after the First Merger, the First Surviving Corporation merged with and into the Target (the “Second Merger” and, together with the First Merger, the “Merger”), with the Company being the surviving Corporation;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Target Holders received shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, holders of Company Warrants, as defined in the Merger Agreement, received Assumed Warrants, as defined in the Merger Agreement (“Warrants”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, certain Target Holders received Rollover Options, as defined in the Merger Agreement (“Equity Awards”);

WHEREAS, on the date hereof, pursuant to the Merger Agreement, holders of awards of Company Restricted Stock Units, as defined in the Merger Agreement, received Rollover Restricted Stock Units, as defined in the Merger Agreement (“Restricted Stock Units”);

WHEREAS, on the date hereof, certain investors (such other investors, collectively, the “Third-Party Investor Stockholders”) purchased an aggregate of [●] shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of March 1, 2021, entered into by and between the Company and each of the Third-Party Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 6.8 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Vector Holders are Holders in the aggregate of at least a majority in interest of the Registrable Securities as of the date hereof;

WHEREAS, the Company, the Sponsor and the Vector Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 6.10.

“Additional Holder Common Stock” shall have the meaning given in Section 6.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, (c) the Company has a bona fide business purpose for not making such information public, and (d) such disclosure (i) would be reasonably likely to have an adverse impact on the Company, (ii) could reasonably be expected to have a material adverse effect on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction or (iii) relates to information the accuracy of which has yet to be determined by the Company or which is the subject of an ongoing investigation or inquiry; provided that the Company takes all reasonable action as necessary to promptly make such determination and conclude such investigation or inquiry.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the Board of Directors of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

F-2

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 6.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Equity Awards” shall have the meaning given in the Recitals hereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“Joinder” shall have the meaning given in Section 6.10.

“Lock-up” shall have the meaning given in Section 5.1.

“Lock-up Parties” shall mean the Target Holders and their respective Permitted Transferees.

“Lock-up Period” shall mean the period beginning on the Closing Date and ending on the date that is 180 days after the Closing Date.

“Lock-up Shares” shall mean the shares of Common Stock and any other equity securities convertible into or exercisable or exchangeable for shares of Common Stock held by the Target Holders immediately following the Closing or shares of Common Stock issued with respect to or in exchange for Equity Awards, Restricted Stock Units or Warrants or pursuant to the Merger Agreement on or after the Closing as permitted by this Agreement (other than the Investor Shares or shares of Common Stock acquired in the public market).

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

F-3

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the Target Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 5.2 and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, and (b) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall mean the warrants held by certain Holders, purchased by such Holders in the private placement that occurred concurrently with the closing of the Company’s initial public offering, including any shares of Common Stock issued or issuable upon conversion or exchange of such warrants.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock and any other equity security (including the Private Placement Warrants and any other warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise or conversion of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares), any Additional Holder Common Stock, and (b) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (C) such securities shall have ceased to be outstanding; (D) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)    in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $35,000 without the consent of the Company).

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Restricted Stock Units” shall have the meaning given in the Recitals hereto.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Subscription Agreement” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Target” shall have the meaning given in the Preamble hereto.

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“Target Holders” shall have the meaning given in the Preamble hereto.

“Third-Party Investor Stockholders” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Vector Holders” shall have the meaning given in the Preamble hereto.

“Warrants” shall have the meaning given in the Recitals hereto.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1    Shelf Registration.

2.1.1    Filing. Within forty-five (45) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

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2.1.2    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3    Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of the Sponsor, the Sponsor Members and the Target Holders.

2.1.4    Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, any Sponsor Member, or a Target Holder (any of the Sponsor, any Sponsor Member or a Target Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price of at least $50 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, any Sponsor Member and the Target Holders may each demand not more than (i) one (1) Underwritten Shelf Takedown pursuant to this Section 2.1.4 within any six (6) month period or (ii) two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than four (4) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

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2.1.5    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown) and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor, any Sponsor Member or a Target Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, any Sponsor Member, the Target Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, any Sponsor Member or a Target Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, any Sponsor Member or such Target Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2    Piggyback Registration.

2.2.1    Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for,

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or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). The rights provided under this Section 2.2.1 shall not be available to any Holder at such time as there is an effective Shelf available for the resale of the Registrable Securities pursuant to Section 2.1. Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)    if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

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(b)    if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)    if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3    Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder participating in such Underwritten Offering agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

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2.4    Block Trades; Other Coordinated Offerings.

2.4.1    Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price of at least $50 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3    Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4    The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5    A Demanding Holder in the aggregate may demand no more than (i) one (1) Block Trade pursuant to this Section 2.4 within any six (6) month period or (ii) two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

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3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4    prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

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3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11    obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14    make available to its security holders, through the timely filing of reports required pursuant to Section 13(a) or 15(d) of the Exchange Act, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15    with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

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Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3    Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1    Upon receipt of written notice from the Company that: (a) a Registration Statement or Prospectus contains a Misstatement; (b) any request by the Commission for any amendment or supplement to any Registration Statement or Prospectus or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement or Prospectus, such Registration Statement or Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; or (c) upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Board, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each of the Holders shall forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement covering such Registrable Securities until it has received copies of a supplemented or amended Prospectus (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), until the restriction on the ability of “insiders” to transact in the Company’s securities is removed, or until it is advised in writing by the Company that the use of the Prospectus may be resumed, and, if so directed by the Company, each such Holder will deliver to the Company all copies, other than permanent file copies then in such Holder’s possession, of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice.

3.4.2    Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be detrimental to the Company and the majority of the Board concludes as a result that it is advisable to defer such filing, initial effectiveness or continued use at such time, the Company may, upon

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giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for such period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3    Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity to controls such Underwriters (within the

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meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3    Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5    If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims,

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damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1    Lock-Up. Subject to Section 5.2, each Lock-up Party agrees that it shall not Transfer any Lock-up Shares prior to the end of the Lock-up Period (the “Lock-up”).

5.2    Permitted Transferees. Notwithstanding the provisions set forth in Section 5.1, each Lock-up Party may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Party, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, or (iv) any other Lock-up Party or any direct or indirect partners, members or equity holders of such other Lock-up Party, any affiliates of such other Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization, (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (d) in the case of an individual, pursuant to a qualified domestic relations order, (e) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust, (f) to the partners, members or equity holders of such Lock-up Party by virtue of the Lock-up Party’s organizational documents, as amended, upon dissolution of the Lock-up Party, (g) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, (h) to the Company, or (i) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Party shall be subject to the transfer restrictions set forth in this ARTICLE V with respect to the Lock-Up Shares upon and after acquiring such Lock-Up Shares.

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ARTICLE VI

MISCELLANEOUS

6.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Vector Acquisition Corporation , 3881 McGowen Street, Long Beach, CA 90808, Attention: Adam Spice or by email: a.spice@rocketlabusa.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2    Assignment; No Third Party Beneficiaries.

6.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2    Subject to Section 6.2.4 and Section 6.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Sponsor, the Vector Holders and the Target Holders, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (i) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (including Sponsor Members), which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to Sponsor Members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees), (ii) each of the Vector Holders shall be permitted to transfer its rights hereunder as the Vector Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Vector Holder (it being understood that no such transfer shall reduce or multiply any rights of such Vector Holder or such transferees) and (iii) each of the Target Holders shall be permitted to transfer its rights hereunder as the Target Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Target Holder (it being understood that no such transfer shall reduce or multiply any rights of such Target Holder or such transferees) .

6.2.3    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4    This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2.

6.2.5    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of

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Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK

6.5    TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.6    Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Target Holder so long as such Target Holder and its respective affiliates hold, in the aggregate, at least one percent (1%) of the outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.7    Other Registration Rights. Other than the certain Holders and Third-Party Investor Stockholders who each have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) the Sponsor, for so long as the Sponsor and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company, and (ii) a Target Holder, for so long as such Target Holder and its affiliates

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hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company, or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.8    Term. This Agreement shall terminate on the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

6.9    Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10    Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 6.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company) and each Target Holder (in each case, so long as such Target Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least one percent (1%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

6.11    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12    Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

6.13    Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

F-20

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
VECTOR ACQUISITION CORPORATION a Delaware corporation

By:
Name:
Title:

HOLDERS:
VECTOR ACQUISITION PARTNERS, L.P.

By:
Name:
Title:

[ ]

[ ]

[ ]

[ ]

[TARGET HOLDERS, IF ANY]

[Signature Page to Second Amended and Restated Registration Rights Agreement]

Schedule 1

Target Holders

[TO COME]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Second Amended and Restated Registration Rights Agreement, dated as of [●], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Vector Acquisition Corporation a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the                      day of                 , 20    .

Signature of Stockholder

Print Name of Stockholder Its:
Address:

Agreed and Accepted as of , 20
VECTOR ACQUISITION CORPORATION

By:
Name:
Its:

Annex G

FINAL FORM

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is entered into as of March 1, 2021, by and between Vector Acquisition Corporation, a Cayman Islands exempted company (which will domesticate as a Delaware corporation prior to the Closing) (“Parent”), and [●] (the “Company Stockholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Rocket Lab USA, Inc., a Delaware corporation (the “Company”) and Prestige USA Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of the Company (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into Parent (the “First Merger”), with Parent being the surviving corporation (the “First Surviving Corporation”) and (ii) the Company will merge with and into the First Surviving Corporation, with the First Surviving Corporation being the surviving corporation.

WHEREAS, as of the date hereof, the Company Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of the number of shares of Company Common Stock, Company Preferred Stock, vested Company Restricted Stock, Company Options, Company Warrants, and other Company Interests set forth on Schedule 1 attached hereto (and, together with any additional Company Interests in which the Company Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, upon exercise or conversion of any securities, the “Equity Securities”);

WHEREAS, the Company Stockholder will receive substantial benefits from the consummation of the transactions contemplated by the Merger Agreement;

WHEREAS, the representations, warranties, covenants and other agreements set forth herein were a material inducement to Parent to enter into the Merger Agreement and to perform its obligations thereunder; and

WHEREAS, Parent is relying on the representations, warranties, covenants and other agreements of this Agreement and Parent would not enter into the Merger Agreement or be willing to consummate the Mergers without the representations, warranties, covenants and other agreements of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Voting; Waiver of Appraisal Rights; Waiver of Transfer Restrictions. Subject to the earlier termination of this Agreement in accordance with Section 2, the Company Stockholder, solely in its capacity as a holder of the Equity Securities, agrees as follows: (a) the Company Stockholder hereby irrevocably and unconditionally waives and agrees not to exercise or assert, or make any demand in respect of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other transaction contemplated by the Merger Agreement that the Company Stockholder may have (under Section 262 of DGCL, Chapter 13 of the

CCC or otherwise) by virtue of, or with respect to, any outstanding Equity Securities owned of record or beneficially by the Company Stockholder; (b) the Company Stockholder will, with respect to all of the Company Stockholder’s Equity Securities, vote at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, to approve and adopt an amendment to the Company’s certificate of incorporation as contemplated by the Merger Agreement, and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective; (c) the Company Stockholder will, with respect to all of the Company Stockholder’s Equity Securities, vote at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers, and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective; and (d) promptly following the Effective Time and in accordance with the terms and conditions set forth in the Merger Agreement, the Company Stockholder shall execute and deliver a Letter of Transmittal, in a customary form, for all of the Company Stockholder’s Equity Securities. In furtherance of the provisions set forth in this Section 1, within three (3) Business Days of the Registration Statement becoming effective, the Company Stockholder shall execute and deliver the Stockholder Written Consent in accordance with the terms and conditions set forth in the Merger Agreement, and shall not thereafter withdraw or rescind such consent or otherwise take action to make such consent ineffective. In addition, in accordance with Section 10 of that certain Amended and Restated First Refusal and Co-Sale Agreement, dated as of May 18, 2020, by and among the Company and certain of the holders of Company Stock (the “ROFR/Co-Sale Agreement”), the Company Stockholder hereby agrees to waive the provisions of Section 2 of the ROFR/Co-Sale Agreement with respect to the Transactions, including the Merger.

2. Termination.

(a) Subject to Section 2(b), this Agreement shall terminate upon the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; and (iii) the time this Agreement is terminated upon the mutual written agreement of Parent and the Company Stockholder (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”).

(b) Upon termination of this Agreement, no party hereto shall have any further obligations or liabilities under this Agreement; provided, that the provisions set forth in Section 5(a) and Section 5(c) (in each of the foregoing cases, solely in the case of termination under clause (i) of Section 2(a)), Section 5(b), Section 5(d) and Section 6 shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any breach of this Agreement prior to such termination.

(c) Notwithstanding anything to the contrary, the Company Stockholder shall have the right to terminate this Agreement if and to the extent that the Merger Agreement has been amended to reduce the consideration payable to the Company Stockholder or to extend the Outside Date.

(d) The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

3. Representations and Warranties of the Company Stockholder.

(a) The Company Stockholder hereby represents and warrants to Parent that the Equity Securities set forth on Schedule 1 attached hereto constitute all of the shares of Company Common Stock, Company Preferred Stock, vested Company Restricted Stock, Company Options, Company Warrants, and other Company Interests owned of record or beneficially by the Company Stockholder as of the date hereof. The Company Stockholder has good and valid title to such Equity Securities set forth on Schedule I attached hereto and as of the Effective Time will have good and valid title to such Equity Securities held by the Company Stockholder set forth on Schedule I attached hereto free and clear of all Liens (other than transfer restrictions under applicable securities Laws and the Investors’ Rights Agreement).

(b) [(A) The Company Stockholder has all requisite capacity to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by the Merger Agreement,] // [(A) The Company Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization and has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and to perform its obligations hereunder,] [(B) the execution, delivery and performance by the Company Stockholder of this Agreement and its obligations hereunder have been duly and validly authorized by the Company Stockholder and no other act or proceeding on the part of the Company Stockholder is necessary to authorize the execution, delivery or performance of this Agreement,] ([C]) this Agreement has been, duly executed and delivered by the Company Stockholder and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of the Company Stockholder, enforceable in accordance with its terms, subject to the Remedies Exception, and ([D]) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will [(i) conflict with or result in any material breach of any provision of the Charter Documents of the Company Stockholder,] (ii) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by the Company Stockholder (other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act and other than those set forth as conditions to closing in the Merger Agreement), or (iii) violate in any material respect any material Law applicable to the Company Stockholder, except, in the case of the foregoing clauses (ii) and (iii), for violations which would not, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement.

(c) The Company Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Equity Securities as indicated in Section 1 above. The Company Stockholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Company Stockholder with respect to the Equity Securities (and the Company Stockholder hereby represents that any such proxy is revocable). The proxy granted by the Company Stockholder shall be automatically revoked upon the occurrence of the Termination Date and the Company may further terminate this proxy at any time at its sole election by written notice provided to the Stockholder.

4. Merger Agreement Obligations.

(a) Other than as expressly permitted by the Merger Agreement or the other Transaction Agreements, until the Termination Date, the Company Stockholder will not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, Lien, hypothecation or similar disposition of (by merger, by testamentary disposition, by operation of law or otherwise), any of its Equity Securities, (ii) deposit any Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement , or (iii) agree in writing to take any of the actions referred to in the foregoing clause (i) or (ii) of this Section 4; provided, however, that nothing herein shall prohibit the Company Stockholder from transferring Equity Securities to an Affiliate of such Company Stockholder or, if the Company Stockholder is an individual, to any member of the Company Stockholder’s immediate family or to a trust solely for the benefit of the Company Stockholder or any member of the Company Stockholder’s immediate family; provided, that (x) any such transfers shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to assume all of the obligations of the Company Stockholder under, and to be bound by all of the terms of, this Agreement and any such permitted transfer shall not relieve the Company Stockholder of its obligations under this Agreement.

(b) Until the Termination Date, the Company Stockholder hereby agrees to be bound by the terms and conditions set forth in the first sentence of Section 7.8(c) (Confidentiality; Communications Plan; Access to Information), Section 7.1 (Company No Solicitation), Section 7.11 (No Claim Against Trust Account) and, to the extent applicable to any of the foregoing, the remaining provisions of Article XI (General Provisions) of the Merger Agreement (and any relevant definitions used in such Sections) fully and to the same extent as if the Company Stockholder was a party and signatory to such provisions of the Merger Agreement.

(c) Notwithstanding anything in this Agreement to the contrary: (i) the Company Stockholder shall not be responsible for the actions of the Company or the Company board of directors (or any committee thereof), or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), with respect to any of the matters contemplated by Section 4(b); (ii) the Company Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties; and (iii) any breach by the Company of its obligations under Section 7.1 of the Merger Agreement shall not, in and of itself, be considered a breach of Section 4(b) (it being understood for the avoidance of doubt that the Company Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of Section 4(b)).

5. Covenants.

(a) Further Assurances. From time to time and without additional consideration, the Company Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement. The Company Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Parent, Parent’s Affiliates, the Sponsor, the Company, the Surviving Corporation or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including the per share Merger Consideration) or the consummation of the transactions contemplated hereby and thereby.

(b) Acknowledgment. THE COMPANY STOCKHOLDER ACKNOWLEDGES AND AGREES THAT THE COMPANY STOCKHOLDER IS ENTERING INTO THIS AGREEMENT ON THE COMPANY STOCKHOLDER’S OWN FREE WILL AND NOT UNDER ANY DURESS OR UNDUE INFLUENCE. THE COMPANY STOCKHOLDER HAS ENTERED INTO THIS AGREEMENT FREELY AND WITHOUT COERCION, THE COMPANY STOCKHOLDER HAS BEEN ADVISED BY PARENT TO CONSULT WITH COUNSEL OF THE COMPANY STOCKHOLDER’S CHOICE WITH REGARD TO THE EXECUTION OF THIS AGREEMENT AND THE COMPANY STOCKHOLDER’S COVENANTS HEREUNDER, THE COMPANY STOCKHOLDER HAS HAD AN ADEQUATE OPPORTUNITY TO CONSULT WITH SUCH COUNSEL AND EITHER SO CONSULTED OR FREELY DETERMINED IN THE COMPANY STOCKHOLDER’S OWN DISCRETION NOT TO SO CONSULT WITH SUCH COUNSEL, THE COMPANY STOCKHOLDER UNDERSTANDS THAT PARENT HAS BEEN ADVISED BY COUNSEL, AND THE COMPANY STOCKHOLDER HAS READ THIS AGREEMENT AND THE MERGER AGREEMENT AND FULLY AND COMPLETELY UNDERSTANDS THIS AGREEMENT AND THE MERGER AGREEMENT AND EACH OF THE COMPANY STOCKHOLDER’S REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS HEREUNDER AND THEREUNDER. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED AS HAVING BEEN DRAFTED JOINTLY BY THE COMPANY STOCKHOLDER AND PARENT AND NO PRESUMPTION OR BURDEN OF PROOF SHALL ARISE FAVORING OR DISFAVORING ANY PARTY HERETO BY VIRTUE OF THE AUTHORSHIP OF ANY OR ALL OF THE PROVISIONS OF THIS AGREEMENT.

(c) Consent to Terminate Certain Agreements. The Company Stockholder hereby consents to the termination, contingent upon and automatically effective as of the Closing, of all Contracts set forth on Section 7.18 of the Company Disclosure Letter (other than any indemnification agreements between any D&O

Indemnified Party and the Company) to which the Company Stockholder is party or to which consent to terminate such Contract would otherwise require consent of the Company Stockholder.

(d) Disclosure. The Company Stockholder hereby authorizes the Company and Parent to publish and disclose in any announcement or disclosure required by the SEC the Company Stockholder’s identity and ownership of the Equity Securities and the nature of the Company Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Parent have provided the Company Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and Parent will consider in good faith.

6. General Provisions.

(a) Amendment. This Agreement may not be amended except by an instrument signed by Parent and the Company Stockholder.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by e-mail (so long as such transmission does not generate an error message or notice of non-delivery), (b) on the next Business Day when sent by overnight courier, or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i) if to Parent:

Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

Attention:	Alex Slusky
E-mail:	alex@vectorcapital.com

with a copy (which shall not constitute notice to Parent) to:

Kirkland & Ellis LLP

555 California Street

San Francisco, California 94104

Attention:	Debbie Yee, P.C.
Sean T. Wheeler, P.C.
Travis J. Distaso
E-mail:	debbie.yee@kirkland.com
sean.wheeler@kirkland.com
travis.distaso@kirkland.com

(ii) if to the Company Stockholder, to the address or addresses listed on Schedule 1 hereto.

with a copy (which shall not constitute notice to the Company Stockholder) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Jocelyn M. Arel
Daniel J. Espinoza
E-mail:	jarel@goodwinlaw.com
despinoza@goodwinlaw.com

(c) Interpretation. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes,” “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), (viii) the terms “year” and “years” mean and refer to calendar year(s), (ix) references to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder, (x) references to any person include the successors and permitted assigns of that person, and (xi) references from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. All Section and Schedule references herein are to Sections and Schedules of this Agreement, unless otherwise specified.

(d) Section Headings; Defined Terms. The Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. The defined terms contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

(f) Entire Agreement; No Third Party Beneficiaries. The agreement of the parties that is comprised of this Agreement, the Letter of Transmittal executed by the Company Stockholder and the provisions of the Merger Agreement referenced in Section 4 herein to which the Company Stockholder has expressly agreed to be bound constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements, and understandings, whether oral or written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Company Stockholder’s direct or indirect ownership of any Company Interests or any provision of services to the Company.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(h) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to Section 4(a), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other party hereto. Any purported assignment in violation of this Section 6(h) shall be null and void ab initio.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Legal Proceedings related hereto), including matters of validity, construction, effect, performance and remedies.

(j) Consent to Jurisdiction, Etc. Each party hereto hereby irrevocably agrees that any Legal Proceeding shall be brought only to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, the U.S. District Court for the District of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Proceeding that is filed in accordance with this Section 6(j) is pending before a court, all actions, suits or proceedings with respect to such Legal Proceeding or any other Legal Proceeding, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Proceeding, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 6(j) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(k) Specific Performance. Each party hereto agrees that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that the either party hereto does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Each party hereto acknowledges and agrees that each party hereto shall therefore be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, each party hereto would not have entered into this Agreement. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party hereto has an adequate monetary or other remedy at law. Each party hereto acknowledges and agrees that if the other party hereto seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, such other party shall not be required to provide any bond or other security in connection with any such order or injunction.

(l) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Equity Securities of the Company

Stockholder. All rights, ownership and economic benefits (but excluding, for the avoidance of doubt, any voting rights to the extent described herein) of and relating to the Equity Securities of the Company Stockholder shall remain fully vested in and belong to the Company Stockholder, and Parent shall have no authority to direct the Company Stockholder in the voting or disposition of any of the Stockholder’s Equity Securities, except as otherwise provided herein.

(m) Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Company Stockholder signs this Agreement solely in the Company Stockholder’s capacity as a stockholder of the Company, and not in any other capacity (including as an officer or director of the Company) and this Agreement shall not limit or otherwise affect the actions of the Company Stockholder (or any affiliate, employee or designee of the Company Stockholder) in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent and the Company Stockholder have caused this Support Agreement to be executed as of the date first written above.

PARENT:
VECTOR ACQUISITION CORPORATION

By:

Name: [●]
Title: [●]

Signature Page to Support Agreement

COMPANY STOCKHOLDER:
I have read this Support Agreement, I have had the opportunity to consult legal counsel prior to my signing of this Support Agreement, I fully and completely understand this Support Agreement and I hereby agree to and accept this Support Agreement.
[NAME]

Signature Page to Support Agreement

Schedule 1

Equity Securities

Company Stockholder	Physical and Email Addresses for Notice	Class, Number and Type of Company Interests
[●]	[●]	[●]

Annex H

ROCKET LAB USA, INC.

2021 STOCK OPTION AND INCENTIVE PLAN

SECTION 1.	GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Rocket Lab USA, Inc. 2021 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Rocket Lab USA, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Agreement” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger by and among Vector Acquisition Corporation, the Company and Prestige USA Merger Sub, Inc., dated as of March 1, 2021.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on ordinary cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization, statutory share exchange, consolidation, or similar transaction pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company or (v) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. Notwithstanding anything in the foregoing to the contrary, with respect to compensation (A) that is subject to Section 409A of the Code and (B) for which a Sale Event would accelerate the timing of payment thereunder, the term “Sale Event” shall mean an event that is both (I) a Sale Event (as defined above) and (II) a “change in control event” (within the meaning of Section 409A of the Code).

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, Non-Employee Director or Consultant of the Company or any Affiliate. Unless as otherwise set forth in the Award Agreement, a Service Relationship shall be deemed to continue without interruption in the event a grantee’s status changes from full-time employee to part-time employee or a grantee’s status changes from employee to Consultant or Non-Employee Director or vice versa, provided that there is no interruption or other termination of Service Relationship in connection with the grantee’s change in capacity.

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2.	ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)    Administration of Plan. The Plan shall be administered by the Administrator.

(b)    Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)    to select the individuals to whom Awards may from time to time be granted;

(ii)    to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)    to determine the number of shares of Stock to be covered by any Award;

(iv)    to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v)    to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)    subject to the provisions of Section 5(c) or 6(d), to extend at any time the period in which Stock Options or Stock Appreciation Rights, respectively, may be exercised; and

(vii)    at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c)    Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d)    Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event the Service Relationship terminates.

(e)    Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)    Non-U.S. Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Affiliates operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Affiliates shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.	STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)    Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 59,875,000 shares (the “Initial Limit”), plus on January 1, 2022 and on each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by five percent (5%) of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator, in all cases subject to adjustment as provided in this Section 3(c) (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 59,875,000 shares of Stock, subject in all cases to adjustment as provided in Section 3(c). For purposes of this Plan, the shares of Stock underlying any awards under the Plan and the shares of Common Stock of the Company underlying any awards under the Company’s Second Amended and Restated 2013 Stock Option and Grant Plan, as amended that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company. Awards that may be settled solely in cash shall not be counted against the share reserve, nor shall they reduce the shares of Stock authorized for grant to a grantee in any calendar year.

(b)    Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year shall not exceed: (i) $1,000,000 in the first calendar year an individual becomes a Non-Employee Director and (ii) $650,000 in any other calendar year. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC Topic 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

(c)    Changes in Stock. Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d)    Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent that the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

SECTION 4.	ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Non-Employee Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5.	STOCK OPTIONS

(a)    Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b)    Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than

100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the date of grant. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c)    Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)    Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the date of grant. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)    Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Agreement:

(i)    In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)    Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)    By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)    With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Agreement or applicable provisions of laws (including the satisfaction of any taxes that the Company or an Affiliate is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)    Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option. For purposes of this Section 5(f), Incentive Stock Options will be taken into account in the order in which they were granted, the Fair Market Value of the shares of Stock will be determined as of the time the Stock Option with respect to such shares of Stock is granted, and calculation will be performed in accordance with Section 422 of the Code and Treasury Regulations promulgated thereunder.

SECTION 6.	STOCK APPRECIATION RIGHTS

(a)    Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)    Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Appreciation Right is otherwise compliant with Section 409A.

(c)    Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)    Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7.	RESTRICTED STOCK AWARDS

(a)    Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)    Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of vesting conditions, any dividends paid by the Company shall accrue and shall not be paid to the grantee until and to the extent the vesting conditions are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c)    Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Affiliates terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)    Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8.	RESTRICTED STOCK UNITS

(a)    Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)    Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c)    Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d)    Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted

Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

SECTION 9.	UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10.	CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals, including continued employment (or other Service Relationship). The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11.	DIVIDEND EQUIVALENT RIGHTS

(a)    Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b)    Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Affiliates for any reason.

SECTION 12.	TRANSFERABILITY OF AWARDS

(a)    Transferability. Except as provided in Section 12(b) below or otherwise determined by the Administrator, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)    Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or Non-Employee Director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award Agreement. In no event may an Award be transferred by a grantee for value.

(c)    Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d)    Designation of Beneficiary. To the extent permitted by the Company and valid under applicable law, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate or legal heirs.

SECTION 13.	TAX WITHHOLDING

(a)    Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for tax purposes, pay to the Company or any applicable Affiliate, or make arrangements satisfactory to the Administrator regarding payment of, any U.S. and non-U.S. federal, state, or local taxes of any kind required by law to be withheld by the Company or any applicable Affiliate with respect to such income. The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee or to satisfy any applicable withholding obligations by any other method of withholding that the Company and its Affiliates deem appropriate. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b)    Payment in Stock. The Administrator may cause any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require any tax withholding obligation of the Company or any applicable Affiliate to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company or any applicable Affiliate in an amount that would satisfy the withholding amount due.

SECTION 14.	SECTION 409A AWARDS

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 15.	TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)    Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b)    For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)    a transfer to the Service Relationship of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii)    an approved leave of absence, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16.	AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights, effect the repricing of such Awards through cancellation and re-grants or cancel such Awards in exchange for cash or other Awards. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 17.	STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18.	GENERAL PROVISIONS

(a)    No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)    Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)    Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d)    Other Incentive Arrangements; No Rights to Continued Service Relationship. Nothing contained in this Plan shall prevent the Board from adopting other or additional incentive arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Affiliate.

(e)    Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f)    Clawback Policy. Awards under the Plan shall be subject to the Company’s clawback policy, as in effect from time to time. In addition, the Administrator may impose such other clawback, recovery, or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Stock or other cash or property upon the occurrence of a termination for “cause” under any agreement with the Company or an Affiliate thereof. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or an Affiliate thereof.

(g)    Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

SECTION 19.	EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Closing Date subject to stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20.	GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS:

DATE APPROVED BY STOCKHOLDERS:

Annex I

ROCKET LAB USA, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the Rocket Lab USA, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of Rocket Lab USA, Inc. (the “Company”) and each Designated Company (as defined in Section 11) with opportunities to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). 9,980,000 shares of Common Stock in the aggregate have been approved and reserved for this purpose, plus on January 1, 2022 and each January 1 thereafter until the Plan terminates pursuant to Section 20, the number of shares of Common Stock reserved and available for issuance under the Plan shall be cumulatively increased by the lesser of (i) 9,980,000 shares of Common Stock, (ii) one percent (1%) of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, or (iii) such lesser number of shares of Common Stock as determined by the Administrator (as defined in Section 1).

The Plan includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and the 423 Component shall be interpreted in accordance with that intent. Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, options will be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to comply with applicable laws or achieve tax and other objectives. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Unless otherwise defined herein, capitalized terms in this Plan shall have the meaning ascribed to them in Section 11.

1.    Administration. The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan, including to accommodate the specific requirements of applicable laws, regulations and procedures in jurisdictions outside the United States; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

2.    Offerings. The Company may make one or more offerings to eligible employees to purchase Common Stock under the Plan (“Offerings”) consisting of one or more Purchase Periods. Unless otherwise determined by the Administrator, an Offering will begin on the first business day occurring on or after each May 22nd and November 22nd and will end on the last business day occurring on or before the first May 21st and November 21st thereafter, respectively. The Administrator may, in its discretion, designate a different period for any Offering, provided that no Offering shall exceed 27 months in duration. Unless the Administrator determines otherwise, each Offering will be divided into two equal six-month Purchase Periods. Furthermore, unless as otherwise determined by the Administrator, Participants will only be permitted to participate in one Offering at a time.

3.    Eligibility. Except as otherwise determined by the Administrator in advance of an Offering, all individuals classified as employees on the payroll records of the Company and each Designated Company are eligible to participate in any one or more of the Offerings under the Plan (provided, that a Participant is not permitted to participate in multiple Offerings at the same time, unless otherwise determined by the Administrator), provided that as of the first day of the applicable Offering (the “Offering Date”), they are customarily employed by the Company or a Designated Company for more than 20 hours a week and have completed at least 30 days of employment. Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system are not considered to be eligible employees of the Company or any Designated Company and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Company on the Company’s or Designated Company’s payroll system to become eligible to participate in this Plan is through an amendment or subplan to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

4.    Participation.

(a)    An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form to the Company or an agent designated by the Company (in the manner described in Section 4) at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering).

(b)    Enrollment. The enrollment form (which may be in an electronic format or such other method as determined by the Company in accordance with the Company’s practices) will (a) state a whole percentage to be deducted from an eligible employee’s Compensation (as defined in Section 11) per pay period, (b) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (c) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant files a new enrollment form or withdraws from the Plan, such Participant’s deductions or contributions and purchases will continue at the same percentage of Compensation for future Offerings, provided he or she remains eligible.

(c)    Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.

5.    Employee Contributions. Each eligible employee may authorize payroll deductions or contributions at a minimum of 1 percent (1%) up to a maximum of 15 percent (15%) of such employee’s Compensation for each pay period or such other maximum as may be specified by the Administrator in advance of an Offering. The Company will maintain book accounts showing the amount of payroll deductions or contributions made by each Participant for each Purchase Period within an Offering. No interest will accrue or be paid on payroll deductions or contributions, except as may be required by applicable law. If payroll deductions or contributions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Administrator in its discretion), the Administrator may require Participants to contribute to the Plan by such other means as determined by the Administrator. Any reference to “payroll deductions or contributions” in this Section 5 (or in any other section of the Plan) will similarly cover contributions by other means made pursuant to this Section 5.

6.    Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may increase or decrease his or her payroll deduction or contributions only once during any Offering, and may increase or decrease his or her payroll deduction or contributions with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form at least 15 business days before the next

Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction or contributions during an Offering.

7.    Withdrawal. A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to the Company or an agent designated by the Company (in accordance with such procedures as may be established by the Administrator). The Participant’s withdrawal will be effective as of the next business day. Following a Participant’s withdrawal, the Company will promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

8.    Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase, on the last day of a Purchase Period (an “Exercise Date”) and at the Option Price (as defined herein) hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions or contributions on such Exercise Date by the Option Price, (b) 5,000 shares; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions or contributions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) will be 85 percent (85%) of the Fair Market Value (as defined in Section 11) of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5 percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an Option which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the Fair Market Value of the Common Stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9.    Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on an Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions or contributions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of an Offering, any amount remaining in a Participant’s account after the purchase of shares on an Exercise Date of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Purchase Period; provided, that if such Exercise Date is the final Exercise Date of an Offering, such amount will be carried forward to the next Offering and any other balance remaining in a Participant’s account at the end of an Offering will be refunded to the Participant promptly.

To the extent permitted by applicable laws, if the Fair Market Value of the Common Stock on any Exercise Date in an Offering is lower than the Fair Market Value of the Common Stock on the Offering Date of such Offering, then all Participants in such Offering will be automatically withdrawn from such Offering immediately after the exercise of their Option on such Exercise Date and will be automatically re-enrolled in the immediately following Offering as of the first day thereof.

10.    Issuance of Certificates. Certificates or book-entries at the Company’s transfer agent representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose.

11.    Definitions.

The term “Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under the common control with the Company.

The term “Compensation” means the amount of base pay, prior to salary reduction such as pursuant to Sections 125, 132(f) or 401(k) of the Code, but excluding overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains related to Company stock options or other share-based awards, and similar items. The Administrator shall have the discretion to determine the application of this definition to Participants outside the United States.

The term “Designated Company” means any present or future Affiliate or Subsidiary that has been designated by the Administrator to participate in the Plan. The Administrator may so designate any Subsidiary or Affiliate, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the stockholders, and may further designate such companies or Participants as participating in the 423 Component or the Non-423 Component. The Administrator may also determine which affiliates or eligible employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code or as implemented under the Non-423 Component, and determine which Designated Company or Companies will participate in separate Offerings (to the extent that the Company makes separate Offerings). For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies; provided, however, that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component. The current list of Designated Companies is attached hereto as Appendix A.

The term “Effective Date” means the date of the closing (the “Closing”) of the transactions contemplated by that certain Agreement and Plan of Merger by and among Vector Acquisition Corporation, the Company and Prestige USA Merger Sub, Inc., dated as of March 1, 2021.

The term “Fair Market Value of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

The term “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering then in progress.

The term “Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

The term “Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

The term “Purchase Period” means a period of time specified within an Offering beginning on the Offering Date or on the next day following an Exercise Date within an Offering and ending on an Exercise Date. An Offering may consist of one or more Purchase Periods.

The term “Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization, statutory share exchange, consolidation, or similar transaction pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Common Stock to an unrelated person, entity or group thereof acting in concert, (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company, or (v) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

The term “Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

12.    Rights on Termination or Transfer of Employment. If a Participant’s employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction or contributions will be taken from any pay due and owing to the Participant and the balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, if permitted by the Administrator and valid under applicable law, to his or her designated beneficiary or to the legal representative of his or her estate as if such Participant had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Company, ceases to be a Subsidiary or Affiliate, or if the employee is transferred to any corporation other than the Company or a Designated Company. Unless otherwise determined by the Administrator, a Participant whose employment transfers between, or whose employment terminates with an immediate rehire (with no break in service) by, Designated Companies or a Designated Company and the Company will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; provided, however, that if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Option will be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Participant’s Option will remain non-qualified under the Non-423 Component. Further, an employee will not be deemed to have terminated employment for purposes of this Section 12, if the employee is on an approved leave of absence where the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

13.    Special Rules and Sub-Plans. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Company, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions or contributions by other means, establishment of bank or trust accounts to hold payroll deductions or contributions, payment of interest, conversion of local currency, obligation to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements; provided that if such special rules or sub-plans are inconsistent with the requirements of Section 423(b) of the Code the employees subject to such special rules or sub-plans will participate in the Non-423 Component.

14.    Optionees Not Stockholders. Neither the granting of an Option to a Participant nor the deductions or contributions from his or her pay shall result in such Participant becoming a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to him or her.

15.    Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

16.    Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

17.    Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, the payment of a dividend in Common Stock or any other change affecting the Common Stock, the number of shares approved for the Plan and the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to give proper effect to such event. In the case of and subject to the consummation of a Sale Event, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan or to facilitate such transactions or events:

(a)    To provide for either (i) termination of any outstanding Option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such Option had such Option been currently exercisable or (ii) the replacement of such outstanding Option with other options or property selected by the Administrator in its sole discretion.

(b)    To provide that the outstanding Options under the Plan shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

(c)    To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Options under the Plan and/or in the terms and conditions of outstanding Options and Options that may be granted in the future.

(d)    To provide that the Offering with respect to which an Option relates will be shortened by setting a New Exercise Date on which such Offering will end. The New Exercise Date will occur before the date of the Sale Event. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7 hereof.

(e)    To provide that all outstanding Options shall terminate without being exercised and all amounts in the accounts of Participants shall be promptly refunded.

18.    Amendment of the Plan. The Board may at any time and from time to time amend the Plan in any respect, except that, without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the 423 Component of the Plan or making any other change that would require stockholder approval in order for the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

19.    Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions or contributions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20.    Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded. Unless terminated earlier, the Plan shall automatically terminate on the ten year anniversary of the Effective Date.

21.    Compliance with Law. The Company’s obligation to sell and deliver Common Stock under the Plan is subject to applicable laws and the completion of any registration or qualification of the Common Stock under any U.S. or non-U.S. local, state or federal securities or exchange control law, or under rulings or regulations of the SEC or of any other governmental regulatory body, and to obtaining any approval or other clearance from any U.S. and non-U.S. local, state or federal governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Common Stock with the SEC or any other U.S. or non-U.S. securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of such stock.

22.    Governing Law. This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware applied without regard to conflict of law principles.

23.    Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

24.    Tax Withholding. Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Common Stock by such Participant. In addition, the Company or any Subsidiary or Affiliate may withhold from the proceeds of the sale of Common Stock or use any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f) with respect to the 423 Component. The Company will not be required to issue any Common Stock under the Plan until such obligations are satisfied.

25.    Notification Upon Sale of Shares under the 423 Component. Each Participant agrees, by entering the 423 Component of the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

26.    Effective Date and Approval of Stockholders. The Plan shall take effect on the later of the date it is adopted by the Board and the date it is approved by the holders of a majority of the votes cast at a meeting of stockholders at which a quorum is present or by written consent of the stockholders.

27.    Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code for the 423 Component of the Plan, all eligible employees who are granted options under the Plan shall have the same rights and privileges.

28.    No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an employee or in any other capacity.

29.    Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

DATE APPROVED BY BOARD OF DIRECTORS:

DATE APPROVED BY STOCKHOLDERS:

APPENDIX A

Designated Companies

•	Rocket Lab Space Systems, Inc (Canada)

•	Rocket Lab Limited (New Zealand)

•	Rocket Lab Global Services, LLC (NZ Branch of Rocket Lab Global Services LLC, US entity)

Annex J

March 1, 2021

Vector Acquisition Corporation

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

Reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Vector Acquisition Corporation, a Cayman Islands exempted company (which will domesticate as a Delaware corporation prior to the Closing) (“Parent”), Rocket Lab USA, Inc., a Delaware corporation (the “Company”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of the Company (“Merger Sub”).

This letter agreement (this “Letter Agreement”) is being entered into and delivered by Parent and Vector Acquisition Partners, L.P., a Cayman Islands exempted limited partnership (“Sponsor”), in connection with the transactions contemplated by the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent and Sponsor hereby agree as follows:

1.

Sponsor hereby agrees to vote at any meeting of the shareholders of Parent, and in any action by written resolution of the shareholders of Parent, all of such Parent Class B Ordinary Shares (together with any other equity securities of Parent that Sponsor holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof) in favor of the Domestication. Sponsor hereby agrees to vote at any meeting of the stockholders of Parent, and in any action by written resolution of the stockholders of Parent, all of such Delaware Parent Common Stock received by Sponsor in connection with the Domestication in favor of each of the other Parent Stockholder Matters.

2.

Subject to the satisfaction or waiver of each of the conditions to Closing set forth in the Merger Agreement and subject to the terms of the Merger Agreement, effective immediately prior to and conditioned upon the Closing, Sponsor hereby waives any and all rights it has or will have to adjustment or other anti-dilution protection with respect to the rate that the Parent Class B Ordinary Shares held by Sponsor convert into Parent Class A Ordinary Shares, including under Articles 14 through 18 of Parent’s Second Amended and Restated Articles of Association, dated September 24, 2020, to receive more than one Parent Class A Ordinary Share upon automatic conversion of Parent Class B Ordinary Shares in connection with the Transactions, it being understood and agreed that, subject to the terms of the Merger Agreement, all Parent Class B Ordinary Shares shall convert into Parent Class A Ordinary Shares on a one-for-one basis and that this provision shall apply, mutatis mutandis, to any shares of Delaware Parent Common Stock received in the Domestication (the “Parent Ordinary Shares”).

3.

Except for this Letter Agreement or as described in the Merger Agreement or Parent’s prospectus dated September 24, 2020 and filed on September 28, 2020, from and after the date of this Agreement and until the Termination Date (as defined below), prior to the receipt of the Requisite Parent Stockholder Approval, Sponsor agrees not to (i) enter into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Parent Ordinary Shares or other equity securities of Parent owned by Sponsor (including any Delaware Parent Common Stock), (ii) grant any proxy, consent or power of attorney with respect to any Parent Ordinary Shares or other equity securities of Parent owned by Sponsor (including any Delaware Parent Common Stock), (iii) enter into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Letter Agreement or (iv) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of its Parent Ordinary Shares or other equity securities of Parent owned by Sponsor (including any Delaware Parent Common Stock) or otherwise agree to do any of the foregoing (each, a “Transfer”); provided, however, that the foregoing shall not apply to any Transfer (A) to Parent’s officers or directors, any affiliates or family member of any of Parent’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Merger Agreement; and (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer. In furtherance of the foregoing, Parent hereby agrees to (i) place a revocable stop order on all Parent Ordinary Shares or other equity securities of Parent (including any Delaware Parent Common Stock) subject to this Section 4, including those which may be covered by a registration statement, and (ii) notify Parent’s transfer agent in writing of such stop order and the restrictions on such Parent Ordinary Shares or other equity securities of Parent (including any Delaware Parent Common Stock) subject to this Section 4, under and direct Parent’s transfer agent not to process any attempts by Sponsor to Transfer any Parent Ordinary Shares or other equity securities of Parent (including any Delaware Parent Common Stock) subject to this Section 4, except in compliance with this Section 4. For the avoidance of doubt, the obligations of Parent under this Section 4 shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on the Parent Class A Ordinary Shares or other equity securities of Parent (including any Delaware Parent Common Stock) subject to this Section 4.

4.	Sponsor hereby represents and warrants to Parent as follows:

(a) As of the date hereof, it holds 7,950,000 of the issued and outstanding Parent Class B Ordinary Shares.

(b) Sponsor has the full power and authority to make, enter into and carry out the terms of this Letter Agreement. This Letter Agreement has been duly and validly executed and delivered by Sponsor and constitutes a valid and binding agreement of Sponsor enforceable against it in accordance with its terms, except insofar as enforceability may be limited by the Remedies Exception.

(c) The execution and delivery of this Letter Agreement by Sponsor does not, and the performance by Sponsor of the obligations under this Letter Agreement and the compliance by Sponsor with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to Sponsor, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, articles of association, operating agreement or similar formation or governing documents and instruments of Sponsor, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Ordinary Shares owned by Sponsor pursuant to any Contract to which Sponsor is a party or by which Sponsor is bound, except, in the case of clause (i), (ii) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Sponsor to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Sponsor in connection with the execution and delivery of this Letter Agreement or the consummation by Sponsor of the transactions contemplated hereby, except as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Sponsor to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(e) As of the date hereof, there is no action pending against, or, to the knowledge of Sponsor, threatened against Sponsor that would reasonably be expected to materially impair the ability of Sponsor to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(f) Except for this Letter Agreement or as described in Parent’s prospectus dated September 24, 2020 and filed on September 28, 2020, Sponsor has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Parent Ordinary Shares or other equity securities of Parent owned by Sponsor, (ii) granted any proxy, consent or power of attorney with respect to any Parent Ordinary Shares or other equity securities of Parent owned by Sponsor or (iii) entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Letter Agreement.

(g) Sponsor understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Sponsor’s execution and delivery of this Letter Agreement.

5.

Sponsor hereby agrees to be bound by and subject to (i) Section 7.8 (Confidentiality; Communications Plan; Access to Information) of the Merger Agreement to the same extent as such provisions apply to the parties to the Merger Agreement as if Sponsor were a party thereto, and (ii) Section 7.2 (Parent No Solicitation) of the Merger Agreement to the same extent as such provisions apply to Parent as if Sponsor were a party thereto.

6.

The Company is an express third party beneficiary of this Letter Agreement entitled to the rights and benefits hereunder and, solely in the event that there is a breach hereof by Sponsor that prevents the consummation of the transactions contemplated by the Merger Agreement, shall be entitled to enforce the provisions hereof as if it was a party hereto.

7.

This Letter Agreement, together with the Merger Agreement to the extent referenced herein, constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, relating to the subject matter hereof.

8.

No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party hereto, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Letter Agreement shall be binding on the parties hereto and their respective successors and assigns.

9.

This Letter Agreement shall be construed and interpreted in a manner consistent with the provisions of the Merger Agreement. In the event of any conflict between the terms of this Letter Agreement and the Merger Agreement, the terms of the Merger Agreement shall govern. The provisions set forth in Sections 10.1 (No Survival), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.12 (Amendment) and 11.13 (Extension; Waiver) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement mutatis mutandis.

10.

Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent in the same manner as provided in the Merger Agreement, with (a) notices to Parent being sent to the addresses set forth therein, in each case with all copies as required thereunder and (b) notices to Sponsor being sent to:

Vector Acquisition Partners, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, CA 94105

Attention: Alex Slusky

E-mail: alex@vectorcapital.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention: Debbie Yee, P.C.

Sean T. Wheeler, P.C.

Travis J. Distaso

E-mail: debbie.yee@kirkland.com

sean.wheeler@kirkland.com

travis.distaso@kirkland.com

11.

This Letter Agreement shall immediately and automatically terminate, and have no further force and effect, upon the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms prior to the Effective Time. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 11 shall not affect any liability on the part of any Party for a willful breach of any covenant or agreement set forth in this Agreement prior to such termination or Actual Fraud, which liability shall survive any termination of this Agreement. For purposes of this Section 11, “willful breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Letter Agreement.

[The remainder of this page left intentionally blank.]

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

Vector Acquisition Partners, L.P.

By:	Vector Capital Partners V, L.P., its General Partner
By:	Vector Capital Partners V, Ltd., its General Partner
By:	/s/ David Baylor
Name:	David Baylor
Title:	Officer

Acknowledged and agreed as of the date of this Letter Agreement: Vector Acquisition Corporation

By:	/s/ David Baylor
Name:	David Baylor
Title:	Chief Financial Officer

Signature Page to Sponsor Agreement

Annex K

[    ]

Rocket Lab USA, Inc.

3881 McGowen Street

Long Beach, CA 90808

Re: Lock-Up Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to you in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 1, 2021 (the “Merger Agreement”), entered into by and among Vector Acquisition Corporation, a Cayman Islands exempted company (which will domesticate as a Delaware corporation prior to the Closing) (“Parent”), Rocket Lab USA, Inc., a Delaware corporation (the “Company”), and Prestige USA Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of the Company (“Merger Sub”). Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

In order to induce Parent to proceed with the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent and the undersigned (the “Stockholder”) hereby agree as follows:

1.    Stockholder owns              shares of Delaware Parent Common Stock as of the Effective Time.

2.    From and after the Closing, and except as set forth herein, the Stockholder agrees not to, without the prior written consent of the board of directors of Parent, (i) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any shares of Second Surviving Corporation Common Stock held by the Stockholder immediately after the Effective Time or any shares of Second Surviving Corporation Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of Second Surviving Corporation Common Stock held by the Stockholder immediately after the Effective Time (collectively, “Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until the date that is six months after the closing date of the Merger (the “Lock-Up”).

3.    The restrictions set forth in paragraph 2 shall not apply to:

(i)

in the case of an entity, Transfers to a director, manager, officer, stockholder, partner, limited partner, member or Affiliate of such entity or an investment fund or other entity controlled or managed by such entity or any of its Affiliates;

(ii)

in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an Affiliate of such person or to a charitable organization;

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)	in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi)

the exercise of any options, warrants or other convertible securities to purchase Second Surviving Corporation Common Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); provided, that any Second Surviving Corporation Common Stock issued upon such exercise shall be subject to the Lock-Up;

(vii)	Transfers to Parent to satisfy tax withholding obligations pursuant to Parent’s equity incentive plans or arrangements; or

(viii)

Transfers to Parent pursuant to any contractual arrangement in effect at the Effective Time that provides for the repurchase by Parent or forfeiture of the Stockholder’s Second Surviving Corporation Common Stock or options to purchase shares of Second Surviving Corporation Common Stock in connection with the termination of the Stockholder’s service to Parent.

provided, however, that in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Stockholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned.

4.    This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

5.    No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Stockholder and each of its respective successors, heirs and assigns and permitted transferees.

6.    This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in any Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

7.    This Letter Agreement shall terminate on the expiration of the Lock-Up.

[remainder of page intentionally left blank]

K-2

VECTOR ACQUISITION CORPORATION

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Very truly yours,

(Name of Stockholder – Please Print)

(Signature)

(Name of Signatory if Stockholder is an entity – Please Print)

(Title of Signatory if Stockholder is an entity – Please Print)

Address:

[Signature Page to Lock-Up Agreement]

Annex L

ROCKET LAB USA, INC.

MANAGEMENT REDEMPTION AGREEMENT

This MANAGEMENT REDEMPTION AGREEMENT (this “Agreement”) is made effective as of [ ], by and between Rocket Lab USA, Inc., a Delaware corporation (the “Company”), and those holders of Common Stock of the Company set forth on Schedule I hereof (each, a “Seller” and, collectively, “Sellers”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement (defined below).

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of March 1, 2021 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Vector Acquisition Corporation, Prestige USA Merger Sub, Inc., and the Company, that certain members of management will have certain equity interests in the Company redeemed;

WHEREAS, immediately prior to the Second Merger, and after giving effect to the Charter Amendment, each Seller will own the number of shares of Company Common Stock set forth opposite such Seller’s name on Schedule I hereof (the “Management Redemption Shares”); and

WHEREAS, in connection with the Mergers and the transactions contemplated by the Merger Agreement, immediately prior to the Second Merger, the Company wishes to redeem and purchase the Management Redemption Shares on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants made herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the undersigned acknowledge and agree as follows:

1.

Redemption. Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to consummation of the Second Merger (but conditioned upon the substantially concurrent consummation of the Second Merger), the Company hereby agrees to purchase, acquire and redeem the Management Redemption Shares from each Seller, including all of such Seller’s right, title and interest in and to the Management Redemption Shares, in consideration of payment to such Seller in the aggregate amount set forth opposite such Seller’s name on Schedule I hereof (the “Payment”), and each Seller hereby agrees to sell, transfer, assign, convey and deliver to the Company the Management Redemption Shares, free and clear of all Liens (other than restrictions under applicable securities Laws and the Company’s organizational documents). The Payment will be made as soon as practicable following the consummation of the Second Merger, but in no event later than two business days following the Closing.

2.

Representations and Warranties of Sellers. Each Seller, severally and not jointly, with respect to such Seller and not with respect to any other Seller, hereby represents and warrants to the Company as follows:

a.

Ownership. Such Seller owns the shares of Company Common Stock that, pursuant to the Charter Amendment, will be converted into the Management Redemption Shares opposite such Seller’s name as set forth on Schedule I hereof (such Seller’s “Pre-Split Management Redemption Shares”) and, immediately prior to the consummation of the Second Merger, and after giving effect to the Charter Amendment, will own such Management Redemption Shares, free and clear of any and all liens, encumbrances, mortgages, charges, claims, pledges, security interests, title defects, voting agreements or trusts, transfer restrictions or other restrictions of any nature, other than restrictions under applicable securities laws and other than restrictions on transfer set forth in the organizational and issuance documents of Company.

b.

Power, Authority and Capacity. Such Seller has the requisite power, authority and capacity to sell and transfer such Seller’s Pre-Split Management Redemption Shares to the Company pursuant to the terms of this Redemption Agreement and, immediately prior to the consummation of the Second Merger, will have the requisite power, authority and capacity to sell and transfer such Seller’s Management Redemption Shares to the Company pursuant to the terms of this Redemption Agreement.

c.

Sophisticated Seller; Access to Information. Such Seller is sophisticated and familiar with transactions similar to those contemplated by this Agreement and has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of such transactions. Such Seller has evaluated the merits and risks of selling such Seller’s Management Redemption Shares on the terms set forth in this Agreement, and such Seller is willing to forego through such sale the potential for future economic gain that might be realized from such Seller’s Management Redemption Shares. Such Seller (a) has negotiated this Agreement on an arms-length basis and has had an opportunity to consult with such Seller’s legal and financial advisors concerning this Agreement and its subject matter and (b) has had access to such information regarding the business and finances of the Company and such other matters with respect to the Company as a reasonable person would consider in evaluating the transactions contemplated hereby, including, in particular, all information necessary to determine the fair market value of such Seller’s Management Redemption Shares. Such Seller acknowledges that neither the Company nor any of the Company’s affiliates are acting as a fiduciary or financial or investment adviser to such Seller, and have not given such Seller any investment advice, opinion or other information on whether the sale of such Seller’s Management Redemption Shares is prudent. Such Seller acknowledges that (i) the Company currently may have, and later may come into possession of, information with respect to the Company that is not known to such Seller and that may be material to a decision to sell such Seller’s Management Redemption Shares (“Seller Excluded Information”), (ii) such Seller has determined to sell such Seller’s Management Redemption Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (the Company shall have no liability to such Seller, and such Seller waives and releases any claims that it might have against the Company whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the sale of the such Seller’s Management Redemption Shares and the transactions contemplated by this Agreement. Such Seller further acknowledges that the Company may from time to time enter into agreements for additional types of financing, including recapitalizations, mergers and initial public offerings of equity of the Company and/or its subsidiaries, affiliates and successors, and also may pursue acquisitions, which may result in or reflect an increase or decrease in equity value or enterprise value. Such Seller understands that the Company’s plans for the future and/or the transactions contemplated by the Merger Agreement may result in the Management Redemption Shares becoming significantly more valuable and that the future value of the Management Redemption Shares could far exceed the amounts such Seller would receive under this Agreement. Such Seller has determined to forego the possibility of such future value to obtain the consideration being paid pursuant hereto at the present time. Such Seller acknowledges that the Company has not made any representation to such Seller about the advisability of this decision or the potential future value of the Management Redemption Shares. Such Seller understands that the Company will rely on the accuracy and truth of the foregoing representations, and such Seller hereby consents to such reliance.

d.	No Representations and Warranties. Such Seller acknowledges that none of the Company nor any other person has made or been authorized to make, and such has not relied upon, any other express or implied representations or warranties or any other information in connection with the transactions contemplated by this Agreement.

3.

Termination. This Agreement shall terminate and have no further force and effect in the event the Merger Agreement is terminated prior to Closing. In such event, no party hereto shall have any liability to any other party hereto as a result of such termination of this Agreement.

4.

Adjustment of Management Redemption Shares. This Agreement has initially been executed by such Sellers agreeing to have their respective Management Redemption Shares redeemed by the Company, as set forth on Schedule I hereto. If and to the extent the Company desires to redeem equity interests held in the Company from additional holders of Company Common Stock, and such additional shareholder(s) execute a counterpart to this Agreement, Schedule I shall be updated to reflect the additional Seller(s); provided that the aggregate purchase price for the redemption of all Management Redemption Shares shall not exceed $40,000,000.00. Each party to this Agreement agrees that the Company may unilaterally amend Schedule I to make appropriate adjustments in accordance with this Section 4. During the term of this Agreement, each Seller agrees not to sell, assign, transfer, pledge, encumber or otherwise dispose of any of such Seller’s Management Redemption Shares (or, prior to the Charter Amendment, the shares of Company Common Stock that will be converted into Seller’s Management Redemption Shares), except as may be otherwise contemplated by this Agreement.

5.

Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

6.

Governing Law. This Agreement (and any claim, suit, action or proceeding arising out of or relating to this Agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

7.

Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall be deemed an original, and all of which when taken together shall constitute one and the same instrument. The execution of this Agreement may be by actual, facsimile or other electronic signature.

8.

Entire Agreement. This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter hereof. The representations and warranties of the parties hereto contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Management Redemption Agreement effective as of the date first written above.

COMPANY:

Rocket Lab USA, Inc.

By:
Name: [●] Title: [●]

SELLER:

[●]

Signature Page to Management Redemption Agreement

Schedule I

Seller Schedule

Name	Total Common Stock Owned	Shares Redeemed	Purchase Price
[●]	[●]	[●] Common Stock	$[●]
[●]	[●]	[●] Common Stock	$[●]
[●]	[●]	[●] Common Stock	$[●]
[●]	[●]	[●] Common Stock	$[●]
[●]	[●]	[●] Common Stock	$[●]

Annex M

DELAWARE GENERAL CORPORATION LAW

Section 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Vector

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Vector’s Existing Governing Documents provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Vector has entered into agreements with its directors and officers to provide contractual indemnification in addition to the indemnification provided for in its Existing Governing Documents. Vector has also purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Vector against its obligations to indemnify its officers and directors.

Vector’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Vector and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by Vector if (i) it has sufficient funds outside of the trust account or (ii) Vector consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Vector pursuant to the foregoing provisions, Vector has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

New Rocket Lab

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. As permitted by the DGCL, the Proposed Certificate of Incorporation to be effective upon consummation of the Business Combination will contain provisions that eliminate the personal liability of directors for monetary damages for any breach of fiduciary duties as a director, except liability: (i) for any breach of a director’s duty of loyalty to New Rocket Lab or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the DGCL, the Proposed Bylaws will provide that: (i) New Rocket Lab is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions; (ii) New Rocket Lab may indemnify its other employees and agents as set forth in the DGCL; (iii) New Rocket Lab is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and (iv) the rights conferred in the Proposed Bylaws are not exclusive.

Prior to consummation of the Business Combination, New Rocket Lab will enter into indemnification agreements with each director and executive officer to provide these individuals additional contractual assurances regarding the scope of the indemnification set forth in the Proposed Certificate of Incorporation and

Proposed Bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of New Rocket Lab for which indemnification is sought. The indemnification provisions in the Proposed Certificate of Incorporation, Proposed Bylaws, and the indemnification agreements entered into or to be entered into between New Rocket Lab and each of its directors and executive officers may be sufficiently broad to permit indemnification of New Rocket Lab’s directors and executive officers for liabilities arising under the Securities Act. New Rocket Lab will carry liability insurance for its directors and officers. Certain of New Rocket Lab’s directors will also indemnified by their employers with regard to service on our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling New Rocket Lab pursuant to the foregoing provisions, New Rocket Lab has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

(3) Exhibits.

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, as amended by Amendment No. 1 thereto, dated May 7, 2021, dated as of March 1, 2021, by and among Vector Acquisition Corporation, Rocket Lab USA, Inc. and Prestige Merger Sub, Inc. (included as Annex A to the proxy statement/prospectus).

3.1	Amended and Restated Memorandum and Articles of Association of Vector Acquisition Corporation (included as Annex B to the proxy statement/prospectus).

3.2	Form of Certificate of Incorporation of Rocket Lab USA, Inc. and New Rocket Lab (included as Annex C to the proxy statement/prospectus).

3.3	Form of Bylaws of Rocket Lab USA, Inc. and New Rocket Lab (included as Annex D to the proxy statement/prospectus).
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by Vector Acquisition Corporation on September 18, 2020).

4.2	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form S-1 filed by Vector Acquisition Corporation on September 18, 2020).

4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registration Statement on Form S-1 filed by Vector Acquisition Corporation on September 18, 2020).

4.4	Warrant Agreement between Vector Acquisition Corporation and Continental Stock Transfer & Trust Company, dated September 24, 2020 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Vector Acquisition Corporation on September 30, 2020).

4.5*	Form of Certificate of Corporate Domestication of Vector Acquisition Corporation, to be filed with the Secretary of the State of Delaware.

5.1*	Opinion of Kirkland & Ellis LLP.

5.2*	Opinion of Goodwin Procter LLP.

10.1*	Form of Indemnification Agreement.

10.2	Form of Subscription Agreement (included as Annex E to the proxy statement/prospectus).

Exhibit Number	Description

10.3	Form of Second Amended and Restated Registration Rights Agreement (included as Annex F to the proxy statement/prospectus).

10.4	Form of Support Agreement (included as Annex G to the proxy statement/prospectus).

10.5	Form of Rocket Lab USA, Inc. 2021 Stock Option and Incentive Plan (included as Annex H to the proxy statement/prospectus).

10.6	Form of Rocket Lab USA, Inc. 2021 Employee Stock Purchase Plan (included as Annex I to the proxy statement/prospectus).

10.7	Sponsor Letter Agreement, dated as of March 1, 2021, between Vector Acquisition Corporation and Vector Acquisition Partners, L.P. (incorporated by referenced to Exhibit 10.2 to the Current Report on Form 8-K filed by Vector Acquisition Corporation on March 1, 2021 and included as Annex J to the proxy statement/prospectus).

10.8*	Employment Agreement, dated August 12, 2014, between Rocket Lab Limited and Peter Beck

10.9*	Employee Offer Letter, dated March 8, 2018, between Rocket Lab USA, Inc. and Adam Spice

10.10*	Employment Agreement, dated September 9, 2013, between Rocket Lab Limited and Shaun O’Donnell

10.11*	Second Amended and Restated 2013 Stock Option and Grant Plan

10.12*	Deed of Lease between Rocket Lab Limited and Kawatiri Properties Ltd., dated March 8, 2018, for the premises located at 25 Levene Place, Mount Wellington, Auckland 1060, New Zealand

10.13*	Standard Industrial Lease between Rocket Lab USA, Inc. and Douglas Park Associates III, LLC, dated October 4, 2019, for the premises located at 3881 McGowen Street, Long Beach, CA 90808

10.14*	Amended and Restated Deed of Lease of Rural Land between Rocket Lab Limited and the Proprietors of Tawapata South, dated November 15, 2019, for the premises located at Onenui Station, Mahia 4198, New Zealand

10.15*	Launch Site Access and Operations Support Agreement for LC-2 between Rocket Lab USA, Inc. and the Virginia Commercial Space Flight Authority, dated September 28, 2018, for the premises located at Mid-Atlantic Regional Spaceport, NASA Wallops Flight Facility, Wallops Island, VA

10.16*	Deed of Lease between Rocket Lab Limited and Class One Services Ltd., dated November 15, 2019, for the premises located at 387 Coalfields Road, Kopuku 2471, New Zealand

21.1	List of subsidiaries of Vector Acquisition Corporation.

21.2	List of subsidiaries of Rocket Lab USA, Inc.

23.1	Consent of WithumSmith+Brown, P.C., independent registered accounting firm for Vector.

23.2	Consent of Deloitte & Touche LLP independent registered accounting firm for Rocket Lab.

23.3*	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).

99.1	Power of Attorney (included on signature pages to the initial filing of the Registration Statement).

99.2*	Form of Proxy for annual general meeting (included as Annex K to the proxy statement/prospectus).

99.3*	Consent of Peter Beck, as designee to New Rocket Lab board of directors.

99.4*	Consent of Sven Strohband, as designee to New Rocket Lab board of directors.

99.5*	Consent of David Cowen, as designee to New Rocket Lab board of directors.

Exhibit Number	Description

99.6*	Consent of Matt Ocko, as designee to New Rocket Lab board of directors.

99.7*	Consent of Mike Griffin, as designee to New Rocket Lab board of directors.

99.8*	Consent of Alex Slusky, as designee to New Rocket Lab board of directors.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.
†	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Vector agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

Item 22. Undertakings

11.	Each of the undersigned registrants hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(g)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h)

That, every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Vector Acquisition Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the      day of                 , 2021.

VECTOR ACQUISITION CORPORATION

By:
Name:	Alex Slusky
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned constitutes and appoints each of Alex Slusky and David Baylor, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

Alex Slusky	Chief Executive Officer and Chairman (Principal Executive Officer)	, 2021

David Baylor	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021

John Herr	Director	, 2021

David Kennedy	Director	, 2021

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Rocket Lab USA, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Beach, State of California, on the      day of             , 2021.

ROCKET LAB USA, INC.

By:
Name:	Peter Beck
Title:	President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

Each of the undersigned constitutes and appoints each of Peter Beck and Adam Spice, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

Peter Beck	President, Chief Executive Officer and Chairman (Principal Executive Officer)	, 2021

Adam Spice	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	, 2021

Michael Griffin	Director	, 2021

Sven Strohband	Director	, 2021

David Cowan	Director	, 2021

Matthew Ocko	Director	, 2021